Form 10-K405, Exhibit 13
period 1996-12-31
MEMC ELECTRONIC MATERIALS INC
filed 1997-03-21
CIK 945436

                                                                     EXHIBIT 13
FIVE YEAR SELECTED FINANCIAL DATA

Dollars in thousands, except share data


Year ended December 31,                                 1996            1995        1994           1993           1992
----------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales                                         $1,119,500      $  886,860    $660,807       $552,497       $483,705
Gross margin                                         250,185         223,279     143,210        112,665         86,446
   (% of net sales)                                     22.3%           25.2%       21.7%          20.4%          17.9%
Marketing, administration and technology expenses    123,993          95,119      68,701         63,377         58,827
   (% of net sales)                                     11.1%           10.7%       10.4%          11.5%          12.2%
Operating profit                                     126,192         128,160      74,509         49,288         27,619
   (% of net sales)                                     11.3%           14.5%       11.3%           8.9%           5.7%
Income taxes                                          51,942          43,786      26,745          3,899          5,940
   (Tax rate %)                                         40.0%           36.8%       38.8%          11.7%          26.2%
Equity in income (loss) of joint ventures             24,884          13,908      (6,783)       (10,628)        (2,390)
Net earnings(1)                                      101,556          87,273      34,076          8,875         17,749
   (% of net sales)                                      9.1%            9.8%        5.2%           1.6%           3.7%
Net earnings per share                                  2.45            2.78(2)     1.43(2)          --(2)          --(2)
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                       1,508,975       1,101,863     629,829        511,961        449,837
Long-term debt (including current portion)           304,589          91,451     165,230        142,697        115,651
Stockholders' equity                                 741,968         642,391     203,754        165,329        159,172
----------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Capital expenditures                                 590,049         215,359      78,676         67,541         89,208
Equity infusions in joint ventures                    14,698          29,904      20,922             --             --
Research and development costs                        44,313          31,226      27,403         25,509         23,393
----------------------------------------------------------------------------------------------------------------------

The Company intends to retain all net earnings to fund the development of its business, and does not anticipate paying dividends in the foreseeable future. In April 1995, the Company paid a $100 million dividend to Huls Corporation, its sole stockholder prior to the initial public offering.

(1)Net earnings in 1994 were affected by the adoption of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The effect of such change was a charge of $1.3 million. Net earnings in 1993 were affected by the adoption of SFAS No. 109, "Accounting for Income Taxes," and the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect of such changes was a credit of $19.3 million and a charge of $29.3 million, respectively.

(2)Pro forma earnings per share for 1995 was calculated based on the weighted average number of shares outstanding, plus for the three months ended March 31, 1995, the number of shares that would have been required to be sold at the initial public offering price to fund the excess of the $100 million dividend to Huls Corporation in April 1995 over the Company's net earnings for the prior twelve-month period.

Pro forma earnings per share for 1994 was calculated based on the actual number of shares outstanding, plus the number of shares that would have been required to be sold at the initial public offering price to fund the excess of the $100 million dividend to Huls Corporation over the Company's net earnings for the prior twelve-month period.

Earnings per share for periods prior to 1994 are not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

NET SALES. Net sales increased by 26.2% to $1.1 billion for 1996 from $886.9 million for 1995. The first half of the year saw record sales of $614.1 million while the second half was marked by sequential sales declines as the Company's customers moved to reduce their excess inventories. Overall, the increase in net sales was driven by higher sales volume and prices and improved product mix. Sales volume increased 8.6% in 1996, which was significantly impacted by the inclusion of MEMC Southwest (the Company's 80% owned joint venture in Sherman, Texas) for all of 1996 compared to only the second half of 1995 and the continued expansion of 200mm wafer capacity. Additionally, the Company saw its average selling price rise by 16.3% due to higher overall prices and improved product mix. Advanced large diameter and epitaxial products represented 36.7% of sales volume for 1996 compared to 26.5% for 1995.

MEMC operates in all major semiconductor producing regions of the world, with almost half of the Company's 1996 net sales to customers located outside North America. Net sales to North America increased 39.6% to 50.8% of 1996 sales compared to 46.0% of 1995 sales due almost equally to the inclusion of MEMC Southwest for all of 1996 and improved pricing and product mix. Expanded manufacturing capacity and improved pricing and product mix resulted in a 24.9% increase in net sales to Europe in 1996. Net sales to Europe comprised 22.9% of 1996 sales compared to 23.1% of 1995 sales. Net sales to Asia Pacific increased 7.4% and comprised 26.3% of 1996 sales compared to 30.9% of 1995 sales despite the continued shift in sales to the South Korean market from the Company to POSCO HULS Company, Ltd. (PHC), the Company's 40% owned, unconsolidated joint venture in South Korea. Net sales to the Asia Pacific market experienced similar improvements in volumes, pricing and product mix to the other geographic markets served by the Company, offset by declining prices in Japan during the fourth quarter of 1996 and the weakening of the yen relative to the U.S. dollar throughout 1996.

Pricing is anticipated to decline on a per-specification basis in the single digit percentage range on average during 1997, with somewhat larger decreases expected in Japan accentuated by the softening of the yen to the U.S. dollar. Given the continued shift to advanced large diameter and epitaxial products, this decrease in pricing is expected to be partially offset and likely result in a low to mid-single digit percentage decrease in the overall average selling price in 1997. If the migration to larger diameter and epitaxial products does not occur at anticipated rates, the average selling price could fall by more than the low single digit level expected for 1997. Additionally, pricing may be affected by continued and increasing competition.

GROSS MARGIN. Gross margin as a percentage of net sales decreased to 22.3% for 1996 from 25.2% for 1995. Higher sales volumes and improved pricing and product mix were more than offset by operating at a lower rate of capacity utilization caused by the industry slow down and inventory correction experienced by our customers during the second half of 1996, and start-up and training costs associated with the ramping-up of new facilities. Excluding the impact of start-up and training costs, gross margin as a percentage of net sales would have been 26.5% and 26.6% for 1996 and 1995, respectively.

MARKETING, ADMINISTRATION AND TECHNOLOGY EXPENSES. Marketing, administration and technology expenses as a percentage of net sales increased to 11.1% for 1996 from 10.7% for 1995. Technology spending rose 41.9% during 1996, reflecting the Company's commitment to maintain its competitive advantage and meet its customers' needs. Marketing and administrative expenses increased 24.7% to support the development of international markets and global growth.

NONOPERATING (INCOME) EXPENSE. Nonoperating income improved to $3.7 million for 1996 from $9.2 million in expense for 1995. The decrease in interest expense to $0.5 million for 1996 from $11.0 million for 1995, resulted from lower borrowings due to the Company's initial public offering and the capitalization of interest related to the Company's capacity expansions.

INCOME TAXES. The effective income tax rate increased to 40.0% for 1996 from 36.8% for 1995. This increase is primarily due to variations in the Company's composition of worldwide income and the reduction of certain investment incentives.

EQUITY IN INCOME (LOSS) OF JOINT VENTURES. Equity in income of joint ventures increased to $24.9 million for 1996 from $13.9 million for 1995. This rise in equity income is due to the significant improvement in PHC's contribution of $31.5 million for 1996 resulting from a 53.9% increase in sales and improved operating margins compared to $17.4 million for 1995. This increase was offset by losses from Taisil Electronic Materials Corporation (Taisil), the Company's 45% owned, unconsolidated joint venture in Taiwan, resulting from the start-up and qualification of its operations.

NET EARNINGS. The growth in net sales and improvement in equity in income of joint ventures more than offset the reduction in gross margin and increase in marketing, administration and technology expenses, yielding a 16.4% increase in net earnings to $101.6 million for 1996 compared to $87.3 million for 1995. Net earnings for 1996 were a record for the Company.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

NET SALES. Net sales increased 34.2% to $886.9 million for 1995 from $660.8 million for 1994. The increase in net sales was principally attributable to a 20.5% increase in sales volume and was significantly impacted by the addition of MEMC Southwest which was formed on June 30, 1995. The base business, exclusive of MEMC Southwest, recorded modest volume increases across all product lines. In addition, the Company continued to experience higher overall average selling prices driven by changes in the product mix, as sales of higher-priced epitaxial and large diameter wafers increased as a percentage of total sales volume. The proportion of sales volume represented by advanced large diameter and epitaxial products increased to 26.5% of net sales, up from 20.5% in 1994.

Net sales to North America increased 53.9% to 46.0% of 1995 sales compared to 40.1% of 1994 sales, due to the addition of MEMC Southwest and increases in the base business each accounting for approximately one-half of the increase. Expanded capacity, improved operating efficiencies and the relative strength of the European currencies against the Lire during 1995 led to an increase of 28.3% in sales to Europe to 23.1% of 1995 sales compared to 24.2% of 1994 sales. Net sales to Asia Pacific increased 16.1% principally as a result of increased sales to Japan and Taiwan, and represented 30.9% of 1995 sales compared to 35.7% of 1994 sales. This decrease in percentage was mainly due to sales previously made by MEMC being shifted to PHC as it expanded its production during 1995.

GROSS MARGIN. Gross margin as a percentage of net sales increased to 25.2% for 1995 from 21.7% for 1994. The higher gross margin in 1995 is attributable to overall price increases, in addition to the increase in sales volume as relatively fixed manufacturing costs were allocated over a larger production volume. The margin also improved as a result of the increased proportion of net sales represented by more advanced large diameter and epitaxial products and efficiencies gained through improvements in the manufacturing process.

MARKETING, ADMINISTRATION AND TECHNOLOGY EXPENSES. Marketing, administration and technology expenses as a percentage of net sales increased to 10.7% for 1995 from 10.4% for 1994. The most significant item causing this increase was a charge of $5.8 million related to the accelerated vesting of restricted stock granted in the Company's initial public offering during July 1995. Absent the accelerated vesting charge, marketing, administration and technology expenses would have been 10.1% of net sales for 1995.

NONOPERATING (INCOME) EXPENSE. Nonoperating expense increased to $9.2 million for 1995 from $5.6 million for 1994. This increase is primarily attributable to an increase in other expenses to $11.5 million for 1995 from $3.2 million for 1994, which mainly resulted from the acceleration of $4.8 million of goodwill amortization for SiBond (the Company's majority owned joint venture for the development of silicon on insulator wafers). The rise in other expenses were offset by an improvement in interest income to $7.3 million for 1995 from $1.9 million for 1994 due to interest earned on proceeds from the Company's initial public offering.

INCOME TAXES. The effective income tax rate decreased to 36.8% for 1995 from 38.8% for 1994. This decrease resulted from certain Italian tax benefits related to incremental capital investments and other incentives.

EQUITY IN INCOME (LOSS) OF JOINT VENTURES. Equity in income of joint ventures improved to $13.9 million for 1995, a $20.7 million improvement from the $6.8 million in loss for 1994. The change from loss to income relates to a significant improvement in PHC's operating results from 1994, partially offset by losses for Taisil.

ACCOUNTING CHANGE. Net earnings were lower for 1994 due to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of adopting SFAS No. 112 on years prior to 1994 is stated separately in the consolidated statement of earnings as a one-time, after-tax charge of $1.3 million.

NET EARNINGS. The growth in net sales, improvement in gross margin and increase in equity in income of joint ventures more than offset the slight increase in marketing, administration and technology expenses and rise in nonoperating expenses, resulting in a 156.0% increase in net earnings to $87.3 million for 1995 compared to $34.1 million for 1994.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company had $35.1 million of cash and cash equivalents compared to $77.2 million at December 31, 1995.

The Company's primary sources of liquidity historically have been cash flows from operating activities and borrowings from affiliates and unrelated third parties. The Company's principal uses of cash have been to support its operating activities, capital expenditures and equity infusions in joint ventures.

Net cash provided by operating activities increased to $261.9 million for 1996 from $167.7 million for 1995. This $94.2 million increase was largely attributable to higher net earnings, an increase in accounts payable and customer deposits, and a decrease in accounts receivable, offset by an increase in inventories and a decrease in income taxes payable.

Accounts receivable of $129.3 million at December 31, 1996 decreased $36.7 million, or 22.1%, from $166.0 million at the end of 1995. This decrease is consistent with the 23.1% decline in fourth quarter sales between the two years. Days' sales outstanding were 58.9 at December 31, 1996 compared to 58.2 at the end of 1995 based upon annualized fourth quarter sales for the respective years.

Inventories rose $10.9 million, or 12.2%, over the prior year to $100.5 million at December 31, 1996. This increase is primarily due to the ramping-up of 200mm (8 inch) and epitaxial expansions and the purchase of related supplies and consumable spare parts needed to support those operations.

Accounts payable increased $15.4 million or 10.9% compared to the balance at the end of 1995 due principally to increased capital expenditures during the fourth quarter of 1996 compared to the year earlier period. The decrease in income taxes payable of 119.7% or $23.5 million to a receivable of $3.9 million was primarily attributable to reduced profitability in the second half of 1996.

Customer deposits represent advance payments by customers for future deliveries of silicon wafers. These advance payments are being used to increase manufacturing capacity, thereby enabling the Company to deliver greater quantities of wafers to those customers than would otherwise be available. The Company began to offer the advance payment program to customers in the fourth quarter of 1995, with the first advance payment being received in the first quarter of 1996. At December 31, 1996, $58.9 million in advance payments had been received of $92.5 million in contractually committed funds.

Capital expenditures were significantly higher in 1996, increasing $374.7 million over the prior year period to $590.0 million. These capital expenditures included construction of the 200mm facility at MEMC Southwest, expansion of MEMC St. Peters' 200mm polished and epitaxial capacity, development of a 300mm pilot line, expansion of MEMC Pasadena's granular polysilicon capacity and expansion of 200mm capacity in Italy and Japan.

Equity infusions in joint ventures decreased $15.2 million to $14.7 million for 1996. The infusions in 1996 were entirely made in Taisil as it continued the start-up and qualification of its operations and Phase II of its expansion.

At December 31, 1996, the Company had $186 million of committed capital expenditures. The actual amount of capital expenditures will be adjusted based on market conditions. These capital expenditures will be used primarily to equip MEMC Southwest, build MEMC Kulim (the Company's 75% owned joint venture in Malaysia) and expand the granular polysilicon operation at MEMC Pasadena. The Company believes that cash flows from operations together with external and affiliate financing will be sufficient to fund operations and capital expenditures currently planned for 1997.

At December 31, 1996, the Company maintained $406.2 million of committed long-term loan agreements, of which $304.6 million was outstanding. The Company also maintained $185.1 million of short-term lines of credit, of which $27.2 million was outstanding at year-end. The Company's weighted average cost of borrowing is 5.7%, due in part to favorable interest rates in Japan.

Total debt outstanding increased to $331.8 million at December 31, 1996 from $105.1 million at December 31, 1995. The total debt to total capital ratio at December 31, 1996 was 29.2%.

Consolidated Statements of Earnings

Year ended December 31,                                                                 1996            1995            1994
----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data

Net sales                                                                       $  1,119,500     $   886,860     $   660,807
Cost of goods sold                                                                   869,315         663,581         517,597
----------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                       250,185         223,279         143,210
Marketing, administration and technology expenses                                    123,993          95,119          68,701
----------------------------------------------------------------------------------------------------------------------------
  Operating profit                                                                   126,192         128,160          74,509
----------------------------------------------------------------------------------------------------------------------------
Nonoperating (income) expense:
  Interest expense                                                                       494          10,953          11,168
  Interest income                                                                     (5,436)         (7,270)         (1,930)
  Royalty income                                                                      (6,158)         (5,934)         (6,875)
  Other, net                                                                           7,437          11,479           3,245
----------------------------------------------------------------------------------------------------------------------------
    Total nonoperating (income) expense                                               (3,663)          9,228           5,608
----------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes, equity in income (loss) of joint ventures,
      minority interests and cumulative effect of change in accounting               129,855         118,932          68,901
Income taxes                                                                          51,942          43,786          26,745
----------------------------------------------------------------------------------------------------------------------------
    Earnings before equity in income (loss) of joint ventures, minority
      interests and cumulative effect of change in accounting                         77,913          75,146          42,156
Equity in income (loss) of joint ventures                                             24,884          13,908          (6,783)
Minority interests                                                                    (1,241)         (1,781)             --
----------------------------------------------------------------------------------------------------------------------------
    Earnings before cumulative effect of change in accounting                        101,556          87,273          35,373
Cumulative effect of change in accounting for postemployment benefits                     --              --          (1,297)
----------------------------------------------------------------------------------------------------------------------------
    Net earnings                                                                $    101,556      $   87,273     $    34,076
============================================================================================================================
Net earnings per share                                                          $       2.45      $       --     $        --
============================================================================================================================
Pro forma net earnings per share before
   cumulative effect of change in accounting                                    $         --      $     2.78     $      1.48
============================================================================================================================
Pro forma net earnings per share                                                $         --      $     2.78     $      1.43
============================================================================================================================
Weighted average shares used in computing net earnings/
   pro forma net earnings per share                                               41,420,187      31,384,762      23,902,650
============================================================================================================================



See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31,                                                                            1996              1995
--------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data

ASSETS
Current assets:
  Cash and cash equivalents                                                       $   35,096        $   77,192
  Deposit with affiliate                                                                  --            55,000
  Accounts receivable, less allowance for doubtful accounts of
   $2,299 and $2,040 in 1996 and 1995, respectively                                  129,325           165,994
  Inventories                                                                        100,505            89,574
  Prepaid and other current assets                                                    49,329            41,413
--------------------------------------------------------------------------------------------------------------
   Total current assets                                                              314,255           429,173
Property, plant and equipment, net                                                 1,015,145           528,374
Investment in joint ventures                                                         101,103            66,001
Excess of cost over net assets acquired, net of accumulated amortization of
  $2,376 and $1,001 in 1996 and 1995, respectively                                    51,148            52,523
Other assets                                                                          27,324            25,792
--------------------------------------------------------------------------------------------------------------
      Total assets                                                                $1,508,975        $1,101,863
==============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings and current portion of long-term debt                     $   47,130        $   15,407
  Accounts payable                                                                   156,841           141,459
  Accrued liabilities                                                                 45,386            29,242
  Accrued wages and salaries                                                          25,975            24,142
  Income taxes payable                                                                (3,882)           19,665
--------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       271,450           229,915
Long-term debt, less current portion                                                 284,701            89,698
Pension and similar liabilities                                                       70,232            59,009
Customer deposits                                                                     48,174                --
Other liabilities                                                                     28,923            27,936
--------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                703,480           406,558
--------------------------------------------------------------------------------------------------------------

Minority interests                                                                    63,527            52,914
Commitments and contingencies

Stockholders' equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or
  outstanding in 1996 or 1995                                                             --                --
Common stock, $.01 par value, 200,000,000 shares authorized, 41,470,971 and
  41,399,998 issued and outstanding in 1996 and 1995, respectively                       415               414
Additional paid-in capital                                                           573,351           569,959
Retained earnings                                                                    171,143            69,587
Cumulative translation adjustment                                                       (396)            4,447
Unearned restricted stock awards                                                      (1,217)           (2,016)
Treasury stock, at cost: 36,205 shares in 1996                                        (1,328)               --
--------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                       741,968           642,391
--------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                    $1,508,975        $1,101,863
==============================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows


Year ended December 31,                                                          1996             1995                  1994
----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Cash flows from operating activities:
  Net earnings                                                             $  101,556       $   87,273            $   34,076
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
       Depreciation and amortization                                           91,660           67,241                50,834
       Minority interests                                                       1,241            1,781                    --
       Equity in (income) loss of joint ventures                              (24,884)         (12,930)                7,874
       Loss on sale of property, plant and equipment                              610            1,494                   391
       Cumulative effect of change in accounting                                   --               --                 1,297
       Deferred compensation earned                                             1,001            6,601                    --
       Changes in assets and liabilities:
         Accounts receivable                                                   32,247          (39,636)              (15,059)
         Inventories                                                          (11,126)          (3,980)                5,794
         Prepaid and other current assets                                     (10,638)         (16,591)               (3,626)
         Accounts payable                                                      19,221           59,258                25,332
         Accrued liabilities                                                    2,469            6,469                (3,049)
         Accrued wages and salaries                                             1,749            7,639                 2,131
         Income taxes payable                                                 (24,127)            (613)                9,962
         Customer deposits                                                     58,900               --                    --
         Other, net                                                            22,026            3,675                16,633
----------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                          261,905          167,681               132,590
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                                 (590,049)        (215,359)              (78,676)
  Purchase of assets of business                                                   --               --                (5,417)
  Equity infusions in joint ventures                                          (14,698)         (29,904)              (20,922)
  Deposit with affiliate                                                       55,000          (55,000)                   --
  Notes receivable from affiliates                                              2,376           28,559               (30,863)
  Proceeds from sale of property, plant and equipment                             884            2,063                   314
----------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                             (546,487)        (269,641)             (135,564)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from initial public offering                                            --          441,194                    --
  Net short-term borrowings                                                    14,898          (36,867)              (17,757)
  Proceeds from issuance of long-term debt                                    222,166          209,500                22,173
  Principal payments on long-term debt                                         (2,060)        (340,000)               (1,461)
  Contribution from minority interest                                           7,731               --                    --
  Dividends paid                                                                   --         (100,000)                   --
  Stock options exercised                                                         872               --                    --
  Repurchase of common stock                                                   (1,328)              --                    --
----------------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                          242,279          173,827                 2,955
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                      207              213                    89
----------------------------------------------------------------------------------------------------------------------------
           Net increase (decrease) in cash and cash equivalents               (42,096)          72,080                    70
Cash and cash equivalents at beginning of year                                 77,192            5,112                 5,042
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $   35,096       $   77,192            $    5,112
============================================================================================================================
Supplemental disclosures of cash flow information:
   Interest payments, net of amount capitalized                            $       --       $   13,007            $   11,467
   Income taxes paid                                                           57,590           34,273                 6,203
============================================================================================================================
Supplemental disclosure of noncash investing activity -
   purchase of assets in exchange for notes payable                        $       --       $   55,000            $   13,882
============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                    Common Stock
                                 ---------------------                                                Unearned
                                         Number           Additional                   Cumulative   Restricted
                                      of Shares      Par     Paid-in     Retained     Translation        Stock   Treasury
                                    Outstanding    Value     Capital     Earnings      Adjustment       Awards      Stock     Total
------------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Balance at December 31, 1993         21,490,942     $215    $158,884     $  9,701        $(3,471)        $  --       $ --  $165,329
  Net earnings                               --       --          --       34,076             --            --         --    34,076
  Net translation adjustment                 --       --          --           --          4,349            --         --     4,349
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994         21,490,942      215     158,884       43,777            878            --         --   203,754
  Net earnings                               --       --          --       87,273             --            --         --    87,273
  Issuance of 19,550,000
     common shares in
     public offering                 19,550,000      196     440,998           --             --            --         --   441,194
  Stock plans, net                      359,056        3       8,614           --             --        (8,617)        --        --
  Deferred compensation earned               --       --          --           --             --         6,601         --     6,601
  Net translation adjustment                 --       --          --           --          3,569            --         --     3,569
  Dividend paid to Huls Corp.                --       --     (38,537)     (61,463)            --            --         --  (100,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         41,399,998      414     569,959       69,587          4,447        (2,016)        --   642,391
  Net earnings                               --       --          --      101,556             --            --         --   101,556
  Stock plans, net                       70,973        1       3,392           --             --          (202)        --     3,191
  Deferred compensation earned               --       --          --           --             --         1,001         --     1,001
  Repurchase of common stock                 --       --          --           --             --            --     (1,328)   (1,328)
  Net translation adjustment                 --       --          --           --         (4,843)           --         --    (4,843)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996         41,470,971     $415    $573,351     $171,143       $   (396)      $(1,217)   $(1,328) $741,968
===================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands, except share data


1  ORGANIZATION

   MEMC Electronic Materials, Inc. and subsidiaries (the Company) is a manufacturer and leading worldwide supplier of electronic grade silicon wafers for the semiconductor industry. The Company has production facilities directly or through joint ventures in China, Italy, Japan, Malaysia, South Korea, Taiwan and the United States. The Company's customers are located throughout the world.


2  INITIAL PUBLIC STOCK OFFERING

   On July 12, 1995, the Company completed an initial public stock offering of
   19.55 million shares of common stock at an initial offering price of $24 per share. Net proceeds from the offering were $441,194. Prior to the public stock offering, the Company was a wholly owned subsidiary of Huls Corporation. Huls Corporation, through Huls AG and other affiliates, is wholly owned by VEBA AG, a publicly held industrial corporation in Germany. As a result of the public stock offering, Huls Corporation's ownership of the Company was reduced to 51.9%.


3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) Basis of Presentation
   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

   (b) Principles of Consolidation
   The consolidated financial statements include the accounts of MEMC
   Electronic Materials, Inc. and its wholly and majority owned subsidiaries. Investments of less than 50% in two joint venture companies are accounted for using the equity method. All significant intercompany transactions have been eliminated.

   (c) Deposit with Affiliate
   The Company placed on deposit with Huls AG a portion of the proceeds from the initial public offering. These interest-bearing agreements provided for return of the funds at their respective maturity dates, or upon three days' notice. All deposits made during 1995 matured in 1996.

   (d) Cash Equivalents
   Cash equivalents consist of cash in banks, principally overnight investments and short-term time deposits, with original maturities of three months or less.

   (e) Inventories
   Inventories are stated at the lower of cost or market. Raw materials and supplies inventories are valued using the first-in, first-out method. Goods in process and finished goods inventory values are based upon standard costs which approximate average costs.

   (f) Property, Plant and Equipment
   Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over estimated service lives as follows:

                                                                          Years
   ----------------------------------------------------------------------------
   Land improvements                                                       6-15
   Buildings and building improvements                                    10-30
   Machinery and equipment                                                 3-12
   ============================================================================

   The Company capitalizes interest costs as part of the cost of constructing major facilities and equipment. Interest costs of $8,957, $1,638 and $273 were capitalized in 1996, 1995 and 1994, respectively.

   The recoverable value of property, plant and equipment approximates carrying value at December 31, 1996.

   (g) Excess of Cost Over Net Assets Acquired
   Excess of cost over net assets acquired is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. The carrying value of such amounts are periodically reviewed by management to determine whether they are recoverable, based upon the undiscounted cash flows over the remaining amortization periods. The recoverable value of excess of cost over net assets acquired approximates carrying value at December 31, 1996.

   (h) Revenue Recognition
   Revenues are recognized when products are shipped.

   (i) Foreign Currency Contracts
   The Company operates internationally, giving rise to exposures to market risks from changes in foreign currency exchange rates. Forward exchange and option contracts are utilized by the Company to reduce those risks. The Company does not hold or issue financial instruments for trading purposes.

   (j) Translation of Foreign Currencies
   Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of stockholders' equity.

   (k) Income Taxes
   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance has been established for deferred tax assets that the Company believes may not be realized.

   No provision is made for U.S. income taxes on unremitted earnings of the Company's non-U.S. subsidiaries, as the retention of such earnings is considered essential for continuing operations, or the additional taxes are considered to be minimal based upon available foreign tax credits.

   Prior to July 12, 1995, the Company was a member of the VEBA Corporation and affiliated companies' U.S. controlled tax group. During this period, the Company's separate U.S. tax liability was computed on a stand-alone basis, subject to various limitations involving consolidated group elections and determinations, in accordance with the provisions of a tax sharing agreement between the Company and VEBA Corporation and Huls Corporation. The Company, however, was permitted to include the benefits of separate company regular and alternative minimum tax loss carryforwards and separate company generated tax credits, regardless of how they were treated in the consolidated VEBA Corporation U.S. tax return. The Company paid Huls Corporation $5.2 million under the tax sharing agreement for the period from January 1 to July 12, 1995.

   Effective July 12, 1995, the Company entered into a Tax Disaffiliation Agreement with VEBA Corporation and Huls Corporation, under which the Company agreed to pay to VEBA Corporation $13.1 million as a reimbursement of federal income tax savings achieved by the Company through the use of VEBA Corporation and affiliated companies' operating loss and alternative minimum tax credit carryforwards. As a result of the Tax Disaffiliation Agreement and such payment to VEBA Corporation, the Company received $34.1 million in loss carryforwards that were utilized on its separate consolidated U.S. tax return for the short tax year of July 12, 1995 through December 31, 1995.

   (l) Research and Development
   Research and development costs are included in marketing, administration and technology expenses in the year incurred. Such expenses were $44,313, $31,226 and $27,403 in 1996, 1995 and 1994, respectively.

   (m) Earnings Per Share
   Net earnings per share for 1996 was calculated based on the actual weighted average shares outstanding for the period. Pro forma net earnings per share for 1995 was calculated based on the actual weighted average shares outstanding, plus for the three months ended March 31, 1995, the number of shares that would have been required to be sold at the initial public offering price of $24 to fund the excess of the $100 million dividend paid to Huls Corporation on April 28, 1995 over the Company's net earnings for the prior twelve-month period.

   Pro forma earnings per share for 1994 was calculated based on the actual number of shares outstanding, plus the number of shares that would have been required to be sold at the initial public offering price of $24 to fund the excess of the $100 million dividend paid to Huls Corporation over the Company's net earnings for the prior twelve-month period.

   (n) Stock-Based Compensation
   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123 did not have a material effect on pro forma net earnings and pro forma net earnings per share. The Company continues to measure its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (Opinion 25) and related Interpretations.

   Compensation expense related to restricted stock awards is recognized over the applicable vesting periods, and the unamortized portion of deferred compensation is reflected as a separate component of stockholders' equity.

4  INVENTORIES

   Inventories consist of the following:

   December 31,                              1996          1995
   ------------------------------------------------------------
   Dollars in thousands

   Raw materials and supplies          $   47,209      $ 39,726
   Goods in process                        27,411        26,669
   Finished goods                          25,885        23,179
   ------------------------------------------------------------
                                       $  100,505      $ 89,574
   ============================================================


5  PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

   December 31,                              1996          1995
   ------------------------------------------------------------
   Dollars in thousands

   Land and land improvements          $   13,782      $ 12,130
   Buildings and building improvements    141,582       116,071
   Machinery and equipment                744,485       581,087
   ------------------------------------------------------------
                                          899,849       709,288
   Less accumulated depreciation          372,680       295,228
   ------------------------------------------------------------
                                          527,169       414,060
   Construction in progress               487,976       114,314
   ------------------------------------------------------------
                                       $1,015,145      $528,374
   ============================================================


   On June 30, 1995, the Company and Texas Instruments formed a joint venture company, MEMC Southwest, to own and operate Texas Instruments' existing silicon wafer manufacturing facility in Sherman, Texas and to construct and operate a new large diameter silicon wafer manufacturing facility. MEMC Southwest is 80% owned by the Company and 20% owned by Texas Instruments. This agreement generated an excess of cost over net assets acquired of approximately $53,000 that is being amortized over 40 years.

   On July 31, 1995, the Company acquired the polysilicon production operations of Albemarle Corporation (Albemarle), including Albemarle's production facility in Pasadena, Texas, for approximately $58,000. Based upon an independent valuation, the purchase price was allocated to inventory, property, plant and equipment, and technology rights.

6  INVESTMENT IN JOINT VENTURES

   The Company has a 40% interest in POSCO HULS Company Limited (PHC), a joint stock company formed to manufacture and sell silicon wafers in the Republic of Korea, and a 45% interest in Taisil Electronic Materials Corporation (Taisil), a joint stock company formed to manufacture and sell silicon wafers in Taiwan.

   During 1996, 1995 and 1994, the Company received $6,158, $5,934 and $6,875, respectively, from these joint ventures under royalty agreements. Sales by PHC of intermediate and finished product to the Company totaled $89,723, $20,688 and $12,413 in 1996, 1995 and 1994, respectively.

   The Company provides PHC and Taisil with debt guarantees totaling $6,905 and $51,060, respectively. At December 31, 1996, PHC and Taisil had $6,905 and $51,060, respectively, in standby letters of credit and borrowings outstanding against these guarantees.

   A summary of the results of operations for 1996, 1995 and 1994, and financial position as of December 31, 1996 and 1995 of the Company's unconsolidated investments follows:


   December 31,                            1996           1995          1994
   -------------------------------------------------------------------------
   Dollars in thousands
   Total:
      Net sales                       $ 282,764      $ 181,154     $  95,994
      Gross profit                      110,644         57,691        10,618
      Net earnings (loss)                64,058         34,873       (16,301)
   =========================================================================
   The Company's share:
      Net earnings (loss)             $  24,884      $  12,930     $  (7,874)
   =========================================================================
   Current assets                     $ 183,326      $ 121,040
   Noncurrent assets                    499,516        343,467
   -----------------------------------------------------------
      Total assets                      682,842        464,507
   -----------------------------------------------------------
   Current liabilities                 (156,650)      (122,497)
   Noncurrent liabilities              (288,237)      (185,800)
   -----------------------------------------------------------
      Total liabilities                (444,887)      (308,297)
   Interests of others                  136,852         90,209
   -----------------------------------------------------------
      The Company's investment        $ 101,103      $  66,001
   =========================================================================


   The Company's share of undistributed retained earnings of unconsolidated investments was approximately $20,700 at December 31, 1996.

7    SHORT-TERM BORROWING AGREEMENTS AND LINES OF CREDIT

     The Company has unsecured, committed lines of credit available of approximately $91,000 under short-term loan agreements with an affiliate, renewable through 1998. The interest rate on borrowings is based on a combination of U.S. federal funds and inter-bank offer rates. At December 31, 1996, the Company had approximately $6,000 of borrowings drawn against these lines of credit with an interest rate of 7.6% per annum. Interest expense related to short-term borrowings with an affiliate was $181, $485 and $263 in 1996, 1995 and 1994, respectively. Commitment fees associated with these lines of credit were $94 and $46 in 1996 and 1995, respectively.

     The Company's foreign subsidiaries have unsecured borrowings from foreign banks of approximately $21,000 at December 31, 1996, under approximately $49,000 of short-term loan agreements which bear interest at various rates ranging from 0.7% to 6.4% and are renewable annually.

     The Company also has two unsecured, committed lines of credit available with two banks totaling $45,000 under short-term borrowing agreements, of which the Company had no borrowings drawn at December 31, 1996 or 1995. The interest rate on the borrowings is negotiated at the time of the borrowings.

8    LONG-TERM DEBT AND LONG-TERM DEBT WITH AFFILIATES

     Long-term debt and long-term debt with affiliates consist of the following:


     December 31,                                                                    1996              1995
     ------------------------------------------------------------------------------------------------------
     Dollars in thousands
     Owed to affiliates:
       Note with interest payable semiannually at 6.7%, due in 1998              $ 25,000         $      -
       Note with interest payable semiannually at 2.1%, due in 1999                 8,750             9,820
       Notes with interest payable semiannually at rates ranging from
         2.5% to 6.4%, due in 2000                                                 18,750             9,820
       Notes with interest payable semiannually at rates ranging from
         2.9% to 7.2%, due in 2001                                                108,750            19,820
       Note with interest payable semiannually at 3.2%, due in 2002                 8,750             9,820
       Note with interest payable semiannually at 6.4%, due in 2003                40,000                -
       Notes with interest payable semiannually at rates ranging from
         7.0% to 7.2%, due in 2004                                                 50,000                -
     ------------------------------------------------------------------------------------------------------
     Total from affiliates                                                        260,000            49,280
     ------------------------------------------------------------------------------------------------------
     Owed to nonaffiliates:
       Notes with interest payable semiannually at rates ranging from
         3.5% to 5.0%, due in 1997                                                 17,730            21,480
       Note with interest payable quarterly at 4.1%, due in 1998                    8,750             9,820
       Other notes with interest payable semiannually at rates ranging
         from 3.0% to 8.9%, due in 1998 through 2007                               18,109            10,871
     ------------------------------------------------------------------------------------------------------
     Total from nonaffiliates                                                      44,589            42,171
     ------------------------------------------------------------------------------------------------------
     Total long-term debt                                                         304,589            91,451
     Less current portion                                                          19,888             1,753
     ------------------------------------------------------------------------------------------------------
                                                                                 $284,701         $  89,698
     ======================================================================================================

    The Company has long-term committed loan agreements of $406 million at December 31, 1996, of which approximately $305 million is outstanding. Commitment fees associated with these agreements totaled $129 and $112 in 1996 and 1995, respectively.

     Interest expense related to long-term notes payable to affiliates was $7,337, $4,888 and $8,399 in 1996, 1995 and 1994, respectively.

     The aggregate amounts of long-term debt maturing subsequent to December 31, 1996 are as follows:

     Dollars in thousands
     1997                                                              $ 19,888
     1998                                                                36,005
     1999                                                                11,100
     2000                                                                24,773
     2001                                                               110,736
     Thereafter                                                         102,087
     ---------------------------------------------------------------------------
                                                                       $304,589
     ===========================================================================

     In October 1996, the Company entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of the Company's
     St. Peters, Missouri facility. In total, approximately $252 million of industrial revenue bonds will be issued to the Company by the City of O'Fallon through 1997, of which $159 million of bonds were outstanding at December 31, 1996.

     The bonds are exchanged by the City of O'Fallon for the assets related to the expansion, which are then leased by the Company for a period of 10 years for machinery and equipment and 15 years for building and building improvements. The Company has the option to purchase the machinery and equipment at the end of five years and the building and building improvements at the end of 10 years. The industrial revenue bonds bear interest at a rate of 6% per annum and mature concurrent with the annual payments due under the terms of the lease.

     The Company has classified the leased assets as property, plant and equipment and has established a capital lease obligation equal to the outstanding principal balance of industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O'Fallon may be satisfied by tendering industrial revenue bonds (which is the Company's intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

9    STOCKHOLDERS' EQUITY

     Preferred Stock
     The Company has 50,000,000 authorized shares of $.01 per share par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

     Common Stock
     Holders of the $.01 per share par value common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock.

     Stock-Based Compensation
     The Company has an Equity Incentive Plan (the Plan) that provides for the award of incentive and non-qualified stock options, restricted stock and performance shares. The Company applies Opinion 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for non-qualified stock options granted under the Plan.

     Total shares available for grant under the Plan are 3,597,045; however, no more than 1,692,727 shares may be awarded without the consent of the Board of Directors. Non-qualified stock options are typically granted on January 1 and vest at a rate of 25% annually over four years. The exercise price of each option equals the market price of the Company's common stock on the date of grant, and each option's maximum term is 10 years. Remaining restricted stock awards granted in 1995 will vest on July 12, 1999. Restricted stock awards granted in 1996 will vest on January 1, 2000 if a certain net earnings per share target is met; provided, however that 25% of these restricted stock awards may vest on January 1, 1998 if a certain interim net earnings per share target is met. Total restricted shares awarded in 1996 and 1995 were 38,200 and 359,056, respectively.

     A summary of the Company's Plan activity with respect to stock options as of December 31, 1996 and 1995 follows:


                                               1996               1995
                                         -----------------  ------------------
                                                  Average              Average
                                                   Option               Option
                                         Shares     Price   Shares       Price
     -------------------------------------------------------------------------
     Outstanding at beginning of year    914,694   $24.00         -          -
     Granted                             141,300    32.99   918,294     $24.00
     Exercised                           (36,333)   24.00         -          -
     Canceled                            (53,823)   24.00    (3,600)     24.00
     -------------------------------------------------------------------------
     Outstanding at end of year          965,838   $25.32   914,694     $24.00
     =========================================================================
     Options exercisable at end of year  146,733   $24.53         -          -
     =========================================================================

     In the fourth quarter of 1995, restrictions lapsed on 263,056 shares of restricted stock based upon the market price of the Company's common stock appreciating 55% over the initial public offering price. This resulted in a charge to compensation expense of approximately $5.8 million.


10   INCOME TAXES

     Earnings before income taxes, equity in income (loss) of joint ventures, minority interests and cumulative effect of change in accounting are as follows:

     Year ended December 31,              1996            1995            1994
     -------------------------------------------------------------------------
     Dollars in thousands
     U.S.                            $  57,200       $  56,598        $ 23,150
     Foreign                            72,655          62,334          45,751
     -------------------------------------------------------------------------
                                     $ 129,855       $ 118,932        $ 68,901
     =========================================================================

Income tax expense consists of the following:


                                           Current        Deferred       Total
------------------------------------------------------------------------------
Dollars in thousands

Year ended December 31, 1996:
   U.S. federal                           $  5,425        $  5,420     $10,845
   State and local                           2,778            (133)      2,645
   Foreign                                  33,756           4,696      38,452
------------------------------------------------------------------------------
                                          $ 41,959        $  9,983     $51,942
==============================================================================

Year ended December 31, 1995:
   U.S. federal                           $ 20,117        $     29     $20,146
   State and local                           2,370               2       2,372
   Foreign                                  27,960          (6,692)     21,268
------------------------------------------------------------------------------
                                          $ 50,447        $ (6,661)    $43,786
==============================================================================

Year ended December 31, 1994:
   U.S. federal                           $  6,900        $  2,005     $ 8,905
   State and local                           2,195            (760)      1,435
   Foreign                                  13,403           3,002      16,405
------------------------------------------------------------------------------
                                          $ 22,498        $  4,247     $26,745
==============================================================================

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 1996, 1995 and 1994 to earnings before income taxes, equity in income (loss) of joint ventures, minority interests and cumulative effect of change in accounting as a result of the following:

Year ended December 31,                       1996            1995        1994
------------------------------------------------------------------------------
Dollars in thousands
Income tax at federal statutory rate      $ 45,449        $ 41,626     $24,115
Increase (reduction) in income taxes
  resulting from:
     Change in the balance of the valuation
       allowance for deferred tax assets
       allocated to income tax expense      (3,200)         (1,811)        406
     Foreign tax rate differences           12,323           6,479       6,289
     Amortization and depreciation
       recorded for acquired assets with
       different financial reporting and
       historical tax bases                   (636)         (1,083)       (991)
     State income taxes, net
       of federal benefit                    1,719           1,542         933
     Investment incentives                  (1,809)         (7,903)       (945)
     Other, net                             (1,904)          4,936      (3,062)
------------------------------------------------------------------------------
                                          $ 51,942        $ 43,786     $26,745
==============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


December 31,                                                                                 1996           1995
----------------------------------------------------------------------------------------------------------------
Dollars in thousands

Deferred tax assets:
  Inventory, principally due to additional costs inventoried for tax purposes and/or financial reserves recorded to state
     inventories at net realizable values                                                $  3,660       $  5,727
  Accruals for expenses currently not deductible for tax purposes                           7,759          7,248
  Pension, medical, and other employee benefits, principally due
     to accrual for financial reporting purposes                                           29,575         27,705
  Net operating loss carryforwards                                                          3,439          3,240
  Investment tax credit carryforwards                                                       1,456          1,456
  Alternative minimum tax credit carryforwards                                                 --            629
  Foreign tax credit carryforwards                                                             --            946
  Accounts receivable, principally due to allowances for
     doubtful accounts                                                                        334            308
  Other                                                                                        37             88
----------------------------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                                       46,260         47,347
  Less valuation allowance                                                                (16,298)       (19,791)
----------------------------------------------------------------------------------------------------------------
     Net deferred tax assets                                                               29,962         27,556
----------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment, principally due to differences
     in depreciation and capitalized interest                                             (16,532)        (3,759)
  Other                                                                                      (710)          (666)
----------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                       (17,242)        (4,425)
----------------------------------------------------------------------------------------------------------------
     Net deferred tax asset                                                              $ 12,720       $ 23,131
================================================================================================================

Net deferred tax assets were classified in the consolidated balance sheets as follows:

December 31,                                                                                 1996           1995
----------------------------------------------------------------------------------------------------------------
Dollars in thousands

Current deferred tax assets, net                                                         $ 14,861       $ 13,499
Noncurrent deferred tax assets (liabilities), net                                          (2,141)         9,632
----------------------------------------------------------------------------------------------------------------
                                                                                         $ 12,720       $ 23,131
================================================================================================================



As of December 31, 1996, the Company has regular tax net operating loss carryforwards for federal and state income tax purposes of $7,675 and $18,819, respectively. The Company also has net investment tax credit carryforwards available of $1,456. Utilization of the loss carryforward and the investment tax credit carryforward are subject to limitation under Internal Revenue Code Sections 382 and 383, respectively. Pursuant to these Internal Revenue Code Sections, the amount of combined loss and credit carryforward that may be utilized is limited to approximately $2,000 per year. Under Internal Revenue Service regulations, the investment tax credit carryforward is not permitted to reduce income tax expense until the year 2000.

11  COMMITMENTS AND CONTINGENCIES

    The Company leases buildings, equipment, and automobiles under operating leases. Rental expense under these leases was $17,262, $7,527 and $3,605 in 1996, 1995 and 1994, respectively. Minimum aggregate future rental obligations under leases having remaining terms of one year or more at December 31, 1996, are as follows:

    Dollars in thousands
    1997                                                                 $20,446
    1998                                                                  17,610
    1999                                                                  12,792
    2000                                                                   4,897
    2001                                                                   4,362
    Thereafter                                                            17,000
    ----------------------------------------------------------------------------
                                                                         $77,107
    ============================================================================

12  PENSION PLANS AND OTHER RETIREMENT BENEFITS

    The Company has noncontributory defined benefit plans covering most U.S. employees. Benefits for these plans are based on years of service and qualifying compensation during the final years of employment. The Company complies with federal funding requirements.

    The Company also has a nonqualified plan under the Employee Retirement Income Security Act of 1974, which provides benefits not otherwise payable under the above plans due to Internal Revenue Code restrictions. Eligibility for participation in this plan requires coverage under the above plans and other specific circumstances.

    Net periodic pension cost consists of the following:

    Year ended December 31,                      1996          1995        1994
    ----------------------------------------------------------------------------
    Dollars in thousands

    Service cost (benefits
      earned during the period)               $ 6,449       $ 4,336     $ 4,656
    Interest cost on projected
      benefit obligation                        6,121         4,677       3,395
    Actual return on plan assets               (8,663)       (8,870)       (185)
    Net amortization and deferral               3,858         5,568      (1,567)
    ----------------------------------------------------------------------------
      Net periodic pension cost               $ 7,765       $ 5,711     $ 6,299
    ============================================================================


     The following table summarizes the actuarial present value of benefit obligations and the funded status of the Company's plans:


                                    Accumulated Benefits        Assets Exceed
                                       Exceed Assets         Accumulated Benefits
                                    --------------------    --------------------
     December 31,                        1996      1995          1996      1995
     --------------------------------------------------------------------------
     Dollars in thousands
     Actuarial present value of:
       Vested benefit obligation       $7,832    $3,806       $55,868   $42,529
     ==========================================================================
       Accumulated benefit obligation  $9,061    $5,241       $67,191   $53,978
     ==========================================================================
     Projected benefit obligation      $9,897    $6,719       $92,182   $76,370
     Plan assets at fair value            552       519        76,747    63,725
     --------------------------------------------------------------------------
     Projected benefit obligation in
       excess of plan assets            9,345     6,200        15,435    12,645
     Unrecognized net loss from
       past experience                 (4,095)   (1,701)       (7,268)   (5,674)
     Unrecognized prior service costs    (374)     (451)           52        57
     Unrecognized net transition asset      -         -            35        40
     Additional minimum liability       3,982     1,138             -         -
     --------------------------------------------------------------------------
       Accrued pension expense         $8,858    $5,186       $ 8,254   $ 7,068
     ==========================================================================


     The assumed discount rate, rate of increase in compensation levels and the expected long-term rate of return on assets used in the actuarial calculations in 1996 were 7.5%, 4.5% and 8.0%, respectively, and in 1995 were 7.5%, 4.0% and 8.0%, respectively. Plan assets consist principally of insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

     The Company has pension plans for its foreign subsidiaries. The aggregate pension expense and liability are not material to the consolidated financial statements.

13   OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

     The Company sponsors a health care plan that provides postretirement medical benefits to full-time U.S. employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

     Net periodic postretirement benefit cost consists of the following:

     Year ended December 31,                       1996      1995          1994
     --------------------------------------------------------------------------
     Dollars in thousands
     Service cost                                $2,552    $1,832        $1,839
     Interest cost                                3,435     3,055         2,725
     Amortization of (gains) losses                   3      (111)            3
     --------------------------------------------------------------------------
     Net periodic postretirement benefit
      cost                                       $5,990    $4,776        $4,567
     ==========================================================================


    The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets:

    December 31,                                        1996            1995
    -----------------------------------------------------------------------------
    Dollars in thousands
    Accumulated postretirement benefit obligation:
      Retirees                                           $     4,852    $     4,776
      Fully eligible active plan participants                 10,541          9,242
      Other active plan participants                          35,664         30,229
      Unrecognized prior service cost                            922             --
      Unrecognized net gain (loss) relating to changes
        in actuarial assumptions                              (1,993)           162
    -------------------------------------------------------------------------------
           Accrued postretirement benefit cost           $    49,986    $    44,409
    ===============================================================================

    For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1996; the rate was assumed to decrease gradually to 5.5% by the year 2001 and remain at that level thereafter. For 1995, a 9.5% annual rate of increase was assumed, decreasing gradually to 6.0% by the year 2002. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 by $4,702 and $4,325, respectively; and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 and 1995 by $708 and $568, respectively.

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996 and 1995.

    Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires the accrual of postemployment benefits which include salary continuation, disability, and continuation of health care benefits to former employees after employment but before retirement. The Company provides certain long-term disability, medical and life insurance benefits. Substantially all full-time domestic employees are eligible for benefits. The Company elected to recognize the cumulative effect of this accounting change by recording the postemployment benefit obligation immediately as a one-time accounting adjustment as of January 1, 1994. The cumulative effect of adopting SFAS No. 112 was $1,297. The net periodic postemployment benefit cost was $553, $557 and $492 for 1996, 1995 and 1994, respectively.

14  RETIREMENT SAVINGS PLANS

    The Company sponsors two defined contribution plans under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees with more than one year of service. Company contributions charged against income totaled $3,656, $3,091 and $2,590 for 1996, 1995 and 1994, respectively.

15  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    The Company sells products to customers in the semiconductor industry which are located in various geographic regions including the United States, Europe and Asia Pacific. The primary customers in this industry are well capitalized and the concentration of credit risk is considered minimal due to the Company's customer base. Sales to the Company's largest customer was 16.8% of net sales in 1996. No other customer constituted 10% or more of net sales in 1996, 1995 or 1994.

16  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's cash, deposit with affiliate, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Consequently, such instruments are not included in the table below which provides information regarding the estimated fair values of other financial instruments, both on and off balance sheet, as follows:

     December 31,                                   1996                           1995
     --------------------------------------------------------------------------------------------
                                                         Estimated                      Estimated
                                          Carrying            Fair       Carrying            Fair
                                            Amount           Value         Amount           Value
     --------------------------------------------------------------------------------------------
     Dollars in thousands
     Long-term debt                       $304,589        $303,441        $91,451         $92,985
     Foreign currency contracts,
       including options                     1,998           1,105            547           1,828
     ============================================================================================

    The fair value of each long-term debt facility is based upon the amount of future cash flows associated with each instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms.

    The Company has entered into forward exchange and option contracts with Huls AG to manage foreign currency exchange risk relating to current trade sales with its foreign subsidiaries and current trade sales with its customers denominated in foreign currencies (primarily Japanese yen and German marks), and relating to foreign currency denominated intercompany loans. The Company believes that its hedging arrangements with Huls AG allow for transactions on a basis that is comparable to terms available from unrelated third party financial intermediaries.

    The terms of the forward exchange and option contracts range from one month to seven years, depending on the transactions to which they relate. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from foreign currency transactions will be adversely affected by changes in exchange rates.

    The Company's forward exchange and option contracts are accounted for as hedges and, accordingly, gains and losses on the contracts are deferred and recognized at the time of settlement of the related receivables and loans. Deferred gains and losses are included on a net basis in the consolidated balance sheet as either other assets or other liabilities. At December 31, 1996, the Company had forward contracts outstanding with a total contract value of $41,786. The fair value of the forward contracts was a net premium to the Company of $1,105, as measured by the amount that would have been paid to liquidate and repurchase all open forward contracts as of December 31, 1996. Net deferred losses relating to these contracts totaled $1,998 at December 31, 1996.

17   UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                  First          Second          Third         Fourth
1996:                                                           Quarter         Quarter        Quarter        Quarter
--------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
Net sales                                                      $289,811       $324,331       $303,525       $201,833
Gross margin                                                     79,322         90,833         66,491         13,539
Earnings (loss) before equity
  in income of joint ventures
  and minority interests                                         32,230         36,242         19,423         (9,982)
Equity in income of joint ventures                                8,911         11,134          1,460          3,379
Minority interests                                               (1,515)          (890)           270            894
Net earnings (loss)                                              39,626         46,486         21,153         (5,709)
Net earnings (loss) per share                                      0.96           1.12           0.51          (0.14)
Market price:
  High                                                           37 1/4             55         40 5/8         28 1/2
  Low                                                            26 1/2         36 1/4         20 1/4         16 3/4


1995:
--------------------------------------------------------------------------------------------------------------------
Net sales                                                      $173,288       $199,980       $251,210       $262,382
Gross margin                                                     39,822         51,116         62,727         69,614
Earnings before equity in
  income of joint ventures
  and minority interests                                         12,194         14,986         23,738         24,228
Equity in income of joint ventures                                  202          1,662          4,207          7,837
Minority interests                                                    -              -           (568)        (1,213)
Net earnings                                                     12,396         16,648         27,377         30,852
Net earnings per share                                              .52(1)         .77            .71            .75
Market price:
  High                                                                -              -         34 1/2             40
  Low                                                                 -              -         26 1/8         22 1/2
Dividend                                                              -        100,000              -              -


(1)  Pro forma net earnings per share.

     The Company intends to retain all net earnings to fund the development of its business, and does not anticipate paying dividends in the foreseeable future. The declaration and payment of future dividends by the Company, if any, will be at the sole discretion of the Board of Directors. In April 1995, the Company paid a $100 million dividend to Huls Corporation.

18  GEOGRAPHIC SEGMENTS

    The Company is engaged in one line of business-the design, manufacture and sale of electronic grade silicon wafers for the semiconductor industry.

    Geographic financial information is as follows:


                                              United                           Asia
                                              States        Europe          Pacific     Eliminations         Total
    --------------------------------------------------------------------------------------------------------------
    Dollars in thousands
    Net sales to customers:
       1996                               $  729,950      $262,311         $127,239        $       -    $1,119,500
       1995                                  545,652       216,084          125,124                -       886,860
       1994                                  372,750       170,067          117,990                -       660,807
    ===============================================================================================================
    Transfers between geographic areas:
       1996                               $  132,119      $ 40,834         $ 50,478        $(223,431)   $        -
       1995                                  114,843        34,281           40,673         (189,797)            -
       1994                                  118,648        45,867           45,872         (210,387)            -
    ===============================================================================================================
    Operating profit:
       1996                               $   44,137      $ 70,819         $ 11,236        $       -    $  126,192
       1995                                   65,725        58,052            4,383                -       128,160
       1994                                   27,319        38,954            8,236                -        74,509
    ===============================================================================================================
    Identifiable assets:
       1996                               $1,791,827      $231,214         $231,790        $(745,856)   $1,508,975
       1995                                1,250,692       221,939          205,366         (576,134)    1,101,863
       1994                                  419,885       150,129          205,256         (145,441)      629,829
    ===============================================================================================================

    Net sales to customers are based upon the location of the Company's subsidiary, not the location of the customer. Identifiable assets are the Company's assets in the respective geographic area.

    The United States segment had export sales to the Asia Pacific region of $161,918, $139,627 and $108,982 for 1996, 1995 and 1994, respectively.

    The Company expects that international sales will continue to represent a significant percentage of its total sales. In addition, a significant portion of its manufacturing operations is located outside of the United States. International sales and operations may be adversely affected by the imposition of governmental controls, fluctuations in the U.S. dollar that could affect the sales prices and manufacturing costs in local currencies of the Company's products in foreign markets, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations.

Independent Auditors' Report

     The Board of Directors
     MEMC Electronic Materials, Inc.:

     We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                /s/ KPMG Peat Marwick LLP
     St. Louis, Missouri
     January 24, 1997

STOCKHOLDER INFORMATION


        CORPORATE ADDRESS
        MEMC Electronic Materials, Inc.
        501 Pearl Drive (City of O'Fallon)
        St. Peters, Missouri 63376
        (314) 279-5500

        STOCK QUOTATION SYMBOL
        The Company's common stock trades on the New York Stock Exchange under the symbol "WFR." On December 31, 1996, the last business day of the year, there were 831 holders of record of the Company's common stock.

        ANNUAL MEETING
        The Annual Meeting of Stockholders will be held at the Ritz-Carlton Hotel in St. Louis, Missouri on May 14, 1997 at 10:00 a.m. local time. Notice of the meeting, proxy statement and proxy were sent to stockholders with this annual report.

        TRANSFER AGENT AND REGISTRAR
        Boatmen's Trust Company
        P.O. Box 14768
        St. Louis, Missouri 63178

        INDEPENDENT AUDITORS
        KPMG Peat Marwick LLP
        1010 Market Street
        St. Louis, Missouri 63101

        FORM 10-K
        A copy of MEMC's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission and related financial statement schedule is available to stockholders upon written request without charge. Exhibits to Form 10-K are also available upon written request and payment of copying or other reproduction expenses.

        INVESTOR RELATIONS
        For other investor-related information, interested parties should contact the Investor Relations Department at (314) 279-5920 or visit us on the world wide web at www.memc.com. We welcome questions from potential and existing stockholders.

        SAFE HARBOR STATEMENT
        Certain statements set forth in this Annual Report regarding MEMC's operating performance and future prospects, pricing and the outlook for the silicon wafer and semiconductor industries are forward-looking. Such statements are based on current expectations and involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Potential risks and uncertainties include such factors as demand for the Company's silicon wafers, utilization of manufacturing capacity, demand for semiconductors generally, competitors' actions and other risks described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1996.