Form 10-K405, Exhibit 13
period 1997-12-31
MEMC ELECTRONIC MATERIALS INC
filed 1998-03-24
CIK 945436

Five Year Selected Financial Data
Dollars in thousands, except share data

Year ended December 31,                                1997          1996           1995             1994         1993
--------------------------------------------------------------------------------------------------------------------------

Statement of Operations Data:
Net sales                                          $986,673    $1,119,500       $886,860         $660,807     $552,497
Gross margin                                        124,759       250,185        223,279          143,210      112,665
   % of net sales                                      12.6%         22.3%          25.2%            21.7%        20.4%
Marketing and administration                         70,715        79,680         63,893           41,298       37,868
   % of net sales                                       7.2%          7.1%           7.2%             6.2%         6.9%
Research and development                             64,457        44,313         31,226           27,403       25,509
   % of net sales                                       6.5%          4.0%           3.5%             4.1%         4.6%
Operating profit (loss)                             (10,413)      126,192        128,160           74,509       49,288
   % of net sales                                      (1.1%)        11.3%          14.5%            11.3%         8.9%
Equity in income (loss) of joint ventures             3,246        24,884         13,908           (6,783)     (10,628)
Net earnings (loss)<F1>                              (6,747)      101,556         87,273           34,076        8,875
   % of net sales                                      (0.7%)         9.1%           9.8%             5.2%         1.6%
Basic earnings (loss) per share                       (0.16)         2.46           2.80<F2>         1.43<F2>         <F2>
Diluted earnings (loss) per share                     (0.16)         2.45           2.78<F2>         1.43<F2>         <F2>
Shares used in basic earnings (loss) per
   share computation                             41,345,193    41,308,806     31,215,563<F2>   23,902,650<F2>         <F2>
Shares used in diluted earnings (loss) per
   share computation                             41,345,193    41,534,412     31,441,631<F2>   23,902,650<F2>         <F2>

Balance Sheet Data:
Working capital                                      38,449        42,805        199,258           69,597       57,509
Total assets                                      1,777,158     1,512,857      1,101,863          629,829      511,961
Long-term debt (including current portion)          519,995       304,589         91,451          165,230      142,697
Stockholders' equity                                698,488       741,968        642,391          203,754      165,329

Other Data:
Capital expenditures                                372,416       590,049        215,359           78,676       67,541
Equity infusions in joint ventures                   10,638        14,698         29,904           20,922           --
Employment                                            8,000         7,100          6,600            5,300        5,000
--------------------------------------------------------------------------------------------------------------------------

The Company intends to retain all net earnings to fund the development of its business, and does not anticipate paying dividends in the foreseeable future.
In April 1995, the Company paid a $100 million dividend to Huls Corporation, its sole stockholder prior to the initial public offering.


<F1> Net earnings in 1994 were affected by the adoption of Statement of
Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The effect of such change was a charge of $1.3 million. Net earnings in 1993 were affected by the adoption of SFAS No. 109, "Accounting for Income Taxes," and the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect of such changes was a credit of $19.3 million and a charge of $29.3 million, respectively.

<F2> Pro forma earnings per share for 1995 was calculated based on the weighted average number of shares outstanding, plus for the three months ended March 31, 1995, the number of shares that would have been required to be sold at the initial public offering price to fund the excess of the $100 million dividend to Huls Corporation in April 1995 over the Company's net earnings for the prior twelve-month period.


Pro forma earnings per share for 1994 was calculated based on the actual number of shares outstanding, plus the number of shares that would have been required to be sold at the initial public offering price to fund the excess of the $100 million dividend to Huls Corporation over the Company's net earnings for the prior twelve-month period.

Earnings per share information for periods prior to 1994 is not meaningful.


         Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Results of Operations

Year ended December 31, 1997 compared with year ended December 31, 1996

Net Sales. Net sales decreased by 11.9% to $986.7 million for 1997 from $1.1 billion for 1996, due to a 5.1% decrease in product volume and a decline in price somewhat offset by an improved product mix. Overcapacity, inventory reduction and weak pricing in the semiconductor industry, particularly for the DRAM (memory) market, led to reduced orders for silicon wafers that began in the second half of 1996 and gradually recovered throughout 1997. In addition, the Company and its competitors expanded at a faster rate than silicon consumption growth during 1997, resulting in overcapacity in the silicon wafer industry. The combination of these market conditions led to significant price reductions throughout 1997. Advanced large diameter and epitaxial products represented 39.1% of product volume for 1997 compared to 36.7% for 1996.

MEMC operates in all major semiconductor-producing regions of the world, with almost half of the Company's 1997 net sales to customers located outside North America. Net sales to North America decreased 12.5% and comprised 50.4% of 1997 sales compared to 50.8% of 1996 sales led by a fall in prices and, to a lesser extent, volume, partially offset by improved product mix. Lower prices and volume, a less favorable product mix and the general weakening of European currencies relative to the U.S. dollar throughout 1997 combined to result in a 22.8% decrease in net sales to Europe, which constituted 20.0% of 1997 sales compared to 22.9% of 1996 sales. Net sales to Japan increased by 21.0% and comprised 15.6% of 1997 sales compared to 11.4% of 1996 sales as higher volume from expanded manufacturing capacity and improved product mix more than offset lower pricing and the weakening of the Japanese yen relative to the U.S. dollar throughout 1997. The Asia Pacific market experienced similar declines in pricing, volume and product mix as did other geographic markets served by the Company. Net sales to Asia Pacific decreased 17.9% and comprised 13.9% of 1997 sales compared to 14.9% of 1996 sales. Product volume also declined due to the continued shift in sales from the Company to POSCO Huls Company, Ltd. (PHC), the Company's 40% owned, unconsolidated joint venture in South Korea, and Taisil Electronic Materials Corporation (Taisil), the Company's 45% owned, unconsolidated joint venture in Taiwan.

Gross Margin. Gross margin as a percentage of net sales decreased to 12.6% in 1997 from 22.3% in 1996. Lower pricing and capacity utilization more than offset the slight improvement in product mix during 1997. The Company also completed the construction of its 200 millimeter silicon wafer facility at MEMC Southwest (the Company's 80% owned joint venture in Sherman, Texas) and the expansion of its 200 millimeter epitaxial wafer facility in St. Peters, Missouri which resulted in higher levels of training and start-up costs and contributed to the lower capacity utilization. However, these expansions, which are dedicated to the production of 200 millimeter product, position the Company to respond to the demand for this diameter wafer, which analysts estimate grew approximately 28% industry wide in 1997.

Marketing and Administration. Marketing and administration expenses declined 11.3% and represented 7.2% of net sales for 1997 compared to 7.1% for 1996. The decrease is predominately attributable to a reduction in incentive compensation.

Research and Development. Research and development costs rose 45.5% and represented 6.5% of net sales for 1997 compared to 4.0% for 1996. The increase in research and development costs is attributable to the addition of engineering and scientific personnel, the start-up of the 300 millimeter pilot line in St. Peters and increased efforts in the areas of crystal technology, epitaxial silicon research and the development of the 300 millimeter wafer.

Interest Expense. Interest expense increased to $14.7 million for 1997 from $0.5 million for 1996 as outstanding debt rose, projects were completed and interest costs were no longer capitalized. Total debt was $632.5 million and $331.8 million at December 31, 1997 and 1996, respectively.

Other, Net. Other, net improved to $4.1 million of income for 1997 from $7.4 million in expense for 1996, primarily due to the recognition of a $6.0 million gain on the sale of its Santa Clara, California silicon wafer facility.

Income Taxes. Income tax expense was recorded for 1997 despite the recognition of a pre-tax loss primarily due to the composition of the Company's worldwide taxable income. The effective income tax rate for 1996 was 40.0%.

Equity in Income of Joint Ventures. Equity in income of joint ventures decreased to $3.2 million in 1997 from $24.9 million in 1996. PHC recorded higher volumes and net sales; however, the impact of lower prices, a less favorable product mix and a work stoppage in the third quarter (and the subsequent ramp-up of operations) resulted in significantly reduced gross margins. For the year, PHC provided a contribution of $10.7 million compared to $31.5 million for 1996. Following the start-up and qualification of its operations, Taisil was able to generate net sales sufficient to keep pace with the increase in expenses as its capacity expanded. As a result, the Company's share of Taisil's loss of $7.5 million in 1997 and $6.6 million in 1996 is fairly consistent.

Effective October 1, 1997, the Company changed the functional currency of its unconsolidated joint ventures from their respective local currencies to the U.S. dollar. This change was made after careful consideration of the composition of U.S. dollar activities in their statements of operations and balance sheets as well as these activities going forward. Due to the dramatic fall in these local currencies relative to the U.S. dollar during the 1997 fourth quarter, the Company recorded an unrealized currency gain of $6.1 million.

Net Earnings (Loss). Lower pricing and capacity utilization coupled with higher start-up and training costs, research and development costs and interest expense, and lower equity in income of joint ventures resulted in a net loss of $6.7 million for 1997 compared to net earnings of $101.6 million for 1996.

Year ended December 31, 1996 compared with year ended December 31, 1995

Net Sales. Net sales increased by 26.2% to $1.1 billion for 1996 from $886.9 million for 1995. The first half of the year saw record sales of $614.1 million while the second half was marked by sequential sales declines as the Company's customers continued their inventory adjustments. Overall, higher product volume and prices and improved product mix drove the increase in net sales. Product volume increased 8.6% in 1996 which was predominately attributable to the inclusion of MEMC Southwest for all of 1996 compared to one-half of 1995 and the continued expansion of 200 millimeter wafer capacity. Additionally, the Company saw its average selling price rise by 16.3% due to higher overall prices and improved product mix. Advanced large diameter and epitaxial products represented 36.7% of product volume for 1996 compared to 26.5% for 1995.

Net sales to North America increased 39.6% to 50.8% of 1996 sales compared to 46.0% of 1995 sales due almost equally to the inclusion of MEMC Southwest for all of 1996 and improved pricing and product mix. Expanded manufacturing capacity and improved pricing and product mix resulted in a 24.9% increase in net sales for Europe to 22.9% of 1996 sales compared to 23.1% of 1995 sales. Net sales to Japan increased by 1.9% and comprised 11.4% of 1996 sales compared to 14.1% of 1995 sales due to improved pricing and slightly higher volumes, offset by the weakening of the Japanese yen relative to the U.S. dollar throughout 1996. The Asia Pacific market experienced similar improvements in pricing and product mix to other geographic markets served by the Company. Net sales to Asia Pacific increased 12.0% and comprised 14.9% of 1996 sales compared to 16.8% of 1995 sales. Product volume remained relatively flat due to the continued shift in sales from the Company to PHC.

Gross Margin. Gross margin as a percentage of net sales decreased to 22.3% for 1996 from 25.2% for 1995. Higher sales volumes and improved pricing and product mix were more than offset by operating at a lower rate of capacity utilization caused by the inventory correction experienced by the Company's customers during the second half of 1996, and start-up and training costs associated with the ramping-up of new facilities. Excluding the impact of start-up and training costs, gross margin as a percentage of net sales would have been 26.5% for 1996.

Marketing and Administration. Marketing and administration expenses increased to support the Company's growth and improve information technology capability. This growth in spending kept pace with the net sales growth, thus no significant change in spending occurred as a percentage of sales. Marketing and administration expenses were 7.1% of net sales for 1996 and 7.2% for 1995.

Research and Development. Research and development costs rose 41.9% and represented 4.0% of net sales for 1996 compared to 3.5% for 1995. The rise in spending reflects the Company's commitment to maintain its competitive advantage and meet its customers' needs. Research and development efforts increased in the areas of crystal technology and the development of the 300 millimeter wafer.

Interest Expense. Interest expense declined to $0.5 million for 1996 from $11.0 million for 1995, due to the capitalization of interest related to the Company's capacity expansions. In addition, the Company used a portion of its $441 million in proceeds from its July 1995 initial public offering to reduce outstanding debt.

Income Taxes. The effective income tax rate increased to 40.0% for 1996 from 36.8% for 1995. This increase is primarily due to variation in the Company's composition of worldwide taxable income and the reduction of certain investment incentives.

Equity in Income of Joint Ventures. Equity in income of joint ventures increased to $24.9 million for 1996 from $13.9 million for 1995. This rise in equity income is due to the significant improvement in PHC's contribution of $31.5 million for 1996 resulting from improved pricing and product mix compared to $17.4 million for 1995. This increase was offset by losses from Taisil resulting from the start-up and qualification of its operations.

Net Earnings (Loss). The growth in net sales and improvement in equity in income of joint ventures more than offset the reduction in gross margin and increase in marketing and administration expenses and research and development costs, yielding a 16.4% increase in net earnings to $101.6 million for 1996 compared to $87.3 million for 1995. Net earnings for 1996 were a record for the Company.

Liquidity and Capital Resources

At December 31, 1997, the Company had $30.1 million of cash and cash equivalents compared to $35.1 million at December 31, 1996.

The Company's primary sources of liquidity historically have been cash flows from operating activities and borrowings from affiliates and third parties. The Company's principal uses of cash have been to support its operating activities, capital expenditures and equity infusions in joint ventures. The Company's capital expenditures and its recent operating performance have resulted in significant negative cash flow. The Company made substantial capital expenditures in its process technology and manufacturing capacity based, in part, upon the Company and industry projections regarding future market growth.

Cash flows from operating activities decreased to $29.4 million for 1997 from $261.9 million for 1996. This $232.5 million decline was largely attributable to lower results of operations, an increase in inventories and accounts receivable, partially offset by an increase in customer deposits.

Accounts receivable of $154.7 million at December 31, 1997 increased $25.4 million, or 19.6%, from $129.3 million at the end of 1996. This increase is consistent with the 28.1% increase in fourth quarter sales between the two years. Days' sales were 55.0 at December 31, 1997 compared to 58.9 at the end of 1996 based upon annualized fourth quarter sales for the respective years. This decline is attributable to geographic regions with shorter collection times generating a larger percentage of the Company's net sales in the fourth quarter of 1997.

Inventories rose $40.9 million, or 40.7%, over the prior year to $141.4 million at December 31, 1997. This increase is primarily due to the ramping-up of 200 millimeter and epitaxial expansions and the related consumable supplies and spare parts needed to service those operations. Additionally, polysilicon inventories were replenished to normal operating levels. Accordingly, year-end inventories as a percentage of annualized fourth quarter sales increased from 12.6% at the end of 1996 to 13.8% at December 31, 1997.

Accounts payable decreased $10.7 million or 6.8% compared to the balance at the end of 1996 due to a significant reduction in capital expenditures offset by higher operating costs.

Capital expenditures decreased $217.6 million or 36.9% versus the prior year to $372.4 million. These capital expenditures primarily consisted of the completion of the 200 millimeter facility at MEMC Southwest and expansion of the 200 millimeter epitaxial facility in St. Peters, construction and equipping of the 300 millimeter research and development line in St. Peters, construction of a 300 millimeter integrated development line in Utsunomiya, Japan, expansion of MEMC Pasadena's granular polysilicon capacity to 2700 metric tons and expansion of 200 millimeter epitaxial capacity in Utsunomiya.

Equity infusions in joint ventures decreased $4.1 million to $10.6 million for 1997. The majority of this investment was made in Taisil as it continues the start-up of its operations.

The Company is in the process of performing a critical review of its capital expenditure plans for 1998. The actual amount of capital expenditures will be significantly impacted by market conditions. Capital expenditures during 1998 will be used primarily to expand and equip the 300 millimeter research and development line in St. Peters; to complete construction and equip the 300 millimeter integrated development line in Utsunomiya and to complete the expansion of the granular polysilicon operation at MEMC Pasadena to 2700 metric tons. At December 31, 1997, the Company had $148.6 million of committed capital expenditures.

At December 31, 1997, the Company maintained $656.4 million of committed long-term loan agreements, of which $520.0 million was outstanding. The Company also maintained $202.0 million of short-term lines of credit, of which $112.5 million was outstanding at year-end. The Company's weighted average cost of borrowing was 6.0% at December 31, 1997.

Total debt outstanding increased to $632.5 million at December 31, 1997 from $331.8 million at December 31, 1996. The total debt to total capital ratio at December 31, 1997 was 45.5%.

The Company's liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry and global economies. Although the Company's cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and borrowing capability, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next fiscal year.

In December 1997, the Company signed a non-binding letter of intent to form a polysilicon joint venture with Tokuyama Corporation, the world's second-largest producer of polysilicon, and Marubeni Corporation, one of Japan's leading trading companies. The Company will contribute its existing granular polysilicon operation, and the other parties will contribute cash and technology. The Company will retain a 40% interest in the new joint venture.

Risk Factors

Impact of Downturns in the Semiconductor Industry. MEMC's business depends in large part upon market demand for semiconductors and products utilizing semiconductors. The semiconductor industry historically has been cyclical and has experienced periodic downturns, which have had an adverse impact on the semiconductor industry and suppliers to the semiconductor industry -- including manufacturers of silicon wafers. Overcapacity, inventory reduction and weak pricing in the semiconductor industry, particularly for the DRAM (memory) market, led to reduced orders for silicon wafers that began in the second half of 1996 and gradually recovered throughout 1997. In addition, the Company and its competitors expanded at a faster rate than silicon consumption growth during the past two years, resulting in overcapacity in the silicon wafer industry. The combination of these market conditions led to significant price reductions throughout 1997 that are continuing into 1998. MEMC's ability to reduce expenses during this downturn has been limited by the Company's significant investment in property and equipment, continued investment in research and development, expanded capacity and marketing necessary to maintain extensive worldwide customer service and support capabilities. A continuation of this or any future downturns in the semiconductor industry could have a material adverse effect on MEMC's operating results.

Capacity. MEMC is expanding certain of its manufacturing facilities around the world. These capacity additions require significant capital investment and result in a significant increase in fixed and operating expenses. In addition, the Company has incurred additional indebtedness to finance such expenditures and investments.

Growth in the worldwide supply of silicon wafers has outpaced the growth in worldwide demand in recent periods, principally with respect to 200 millimeter wafers. This has resulted in insufficient revenue levels to offset these additional costs, adversely impacting the Company's operating results. Although some of MEMC's competitors have announced adjustments to the rate at which they will implement capacity expansion programs, many have already added significant capacity for the production of 200 millimeter silicon wafers. The amount of capacity to be placed into production by MEMC and its competitors could dramatically increase the worldwide supply of silicon wafers, increase the downward pressure on prices and materially adversely impact the Company's operating results. Further, the Company has no firm information with which to determine the capacity and expansion plans of its competitors.

Highly Competitive Industry. The silicon wafer industry is highly competitive. MEMC faces substantial competition from established silicon wafer manufacturers throughout the world, some of which have substantial financial, technical, engineering and manufacturing resources, particularly from very large, well-capitalized Japanese manufacturers. The Company believes that the Japanese companies with which it competes benefit from their dominance of the technologically advanced Japanese market, which represented approximately 39% of the worldwide silicon wafer market in 1997. In particular, Shin-Etsu Handotai is the largest supplier of silicon wafers in Japan and the world, providing it with the sales and technology base to compete effectively throughout the world. If MEMC were unable to continue to compete effectively with Japanese silicon wafer manufacturers, the Company's operating results could be materially adversely affected.

MEMC competes principally on the basis of product quality and performance and price, as well as technical innovation, customer service and product availability. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Over the past two years, the Japanese yen and Deutsche mark have declined significantly relative to the U.S. dollar which has given our competitors certain cost advantages in the marketplace. Competitive pressures or downturns in the semiconductor industry may necessitate price reductions which could have a material adverse effect on MEMC's operating results.

Although the Company believes that it has certain technological, geographic and other strengths over its competitors, realizing and maintaining such strengths will require a continued high level of investment by MEMC in research and development, marketing and customer service and support and increased manufacturing capacity. An inability to maintain such investments could have a material adverse effect on the Company's operating results. MEMC may be required to seek additional equity or debt financing to fund these investments. There can be no assurance that such additional financing will be available when needed, or if available, will be on historically equivalent terms.

Changing Customer Specifications. The silicon wafer industry is subject to rapid technological change, new and enhanced product specification requirements and manufacturing processes as well as evolving industry standards. The Company's ability to remain competitive will depend upon its ability to develop technologically advanced products and processes, and to meet the increasingly demanding requirements of its customers on a cost-effective basis. As a result, MEMC expects to continue to make a significant investment in research and development. Despite its past successes, there can be no assurance that the Company will continue to be successful in the introduction, marketing and cost-effective manufacturing of any of its new products, or that MEMC will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance. The failure to develop, enhance and introduce products and manufacturing processes successfully could have a material adverse effect on the Company's competitive position and operating results.

Limited Number of Principal Customers. Historically, MEMC has sold a significant portion of its products to a limited number of principal customers. In 1997, ten customers generated over one-half of its sales. Likewise, the majority of PHC's sales were to one customer. There can be no assurance that the Company and PHC will realize equivalent sales from their top customers in the future. The loss, or a significant curtailment, of purchases by one or more top customers could have a material adverse effect on MEMC's operating results.

International Operations. The Company expects that international sales will continue to represent a significant percentage of its total sales. In addition, a significant portion of its manufacturing operations is located outside of the United States. MEMC's risk exposure from these sales is primarily limited to the Japanese yen, Deutsche mark and European ecu. The Company's risk exposure from expenses at international manufacturing facilities is concentrated in Italian lira, Japanese yen and Malaysian ringgit. Although MEMC generally hedges receivables denominated in foreign currencies at the time of sale and foreign currency denominated intercompany loans by entering into long dated forward exchange contracts, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's operations in the future.

MEMC's unconsolidated joint ventures have sales denominated in the U.S. dollar and manufacturing expenses primarily denominated in the U.S. dollar, Korean won and New Taiwanese dollar. PHC, the Korean joint venture, also has significant debt denominated in the U.S. dollar and Korean won. Likewise, Taisil, the Taiwanese joint venture, has significant debt denominated in the U.S. dollar and New Taiwanese dollar. The Company's unconsolidated joint ventures utilize the U.S. dollar as their functional currency and do not hedge net Korean won and New Taiwanese exposures. Net Korean won exposure has not been hedged, as the forward contract market is limited and the depth and price of such contracts is not attractive. Thus far, net New Taiwanese dollar exposure has not been hedged; however, given the broader market and depth for forward contracts in Taiwan, forward contracts may be considered from time to time.

International sales and operations may be adversely affected by the imposition of governmental controls, fluctuations in local or U.S. dollar currencies, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations. Although the Company believes that the geographical distribution of its operations may limit the effects on MEMC from regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require MEMC to modify its current business practices.

Manufacturing Interruptions. Interruption of operations at any of the Company's primary manufacturing facilities, including labor disputes, equipment failure, shortages of raw materials or supplies, or other causes could result in delays or cancellations of shipments of silicon wafers. There can be no assurance that alternate capacity would be available on a timely basis or at all, thereby potentially resulting in a loss of customers. The interruption of operations for those or other reasons could materially adversely affect MEMC's operating results.

Dependence on Certain Suppliers. The Company obtains certain of its raw materials from a limited number of suppliers. MEMC believes that it has developed reliable sources for all of its raw materials and that qualified alternative sources could be obtained to supply such materials. Although the Company currently produces approximately one-half of its polysilicon and sources a substantial portion of the remainder under multi-year contracts with major polysilicon producers, a prolonged inability to obtain raw materials, such as polysilicon, or increases in the prices of raw materials resulting from tight supplies, could have a material adverse effect on MEMC's operating results.

Fluctuations in Operating Results. The Company's operating results are subject to quarterly and annual fluctuations principally due to MEMC's dependence on the performance of the semiconductor industry, which historically has been cyclical, as well as to the moderate seasonality of the Company's operations. MEMC attributes such seasonality to the purchasing patterns of its customers and to the fewer number of production days in December, January and February. Additional factors that may influence the Company's operating results include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures and the delay between the incurrence of expenses to further develop marketing and service capabilities and expand capacity, and the realization of benefits from such improved capabilities. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. These factors are difficult to forecast, and these and other factors could have a material adverse effect on MEMC's quarterly or annual operating results.

Attraction and Retention of Qualified Personnel. The Company is dependent upon a limited number of key management and technical personnel. In addition, MEMC's future success will depend in part upon its ability to attract and retain highly qualified personnel. The Company competes for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance the Company will be successful in hiring or retaining qualified personnel, or that any of MEMC's personnel will remain employed by the Company. Any loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on MEMC's operating results.

Volatility of Stock Price. Based on the trading history of the Company's common stock, MEMC believes that factors such as quarterly fluctuations in the Company's financial results, announcements of technological innovations or new products by MEMC or the Company's competitors, the state of the semiconductor industry, pricing in the silicon wafer industry, developments in patent or other proprietary rights and in the Company's relationships with its customers have caused and are likely to continue to cause the market price of MEMC's common stock to fluctuate significantly. Technology company stocks in general have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of the Company's common stock. In addition, an actual or anticipated shortfall in net sales, gross margin or net earnings from securities analysts' expectations could have an immediate effect on the trading price of MEMC's common stock in any given period.

Proprietary Information and Intellectual Property. The Company believes that the success of its business depends primarily on its proprietary technology, information and processes and know-how, rather than on patents or trademarks. Nevertheless, MEMC attempts to protect its intellectual property rights with respect to its products and manufacturing processes through patents, trademarks and trade secrets when appropriate as part of its ongoing research, development and manufacturing activities, and has increased its efforts to obtain patent protection for its technology in response to an increase in patent applications by the Company's competitors. Much of MEMC's proprietary information and technology relating to the manufacturing process is not patented and may not be patentable. Therefore, there can be no assurance that the Company will be able to adequately protect its technology, that competitors will not be able to develop similar technology independently, that the claims allowed on any patents held by MEMC will be sufficiently broad to protect the Company's technology or that foreign property laws will adequately protect MEMC's intellectual property rights.

Year 2000. Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing the readiness of its computer systems to handle dates beyond the year 1999. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material adverse effect on the Company's results of operations or financial condition.

Year 2000 issues create risk for the Company from unforeseen problems in its own computer systems and from customers, suppliers, financial institutions and other organizations with which the Company conducts financial transactions worldwide. Such failures by the Company's and/or third parties' computer systems could have a material adverse effect on the Company's ability to conduct business.


Consolidated Statements of Operations
Year ended December 31,                                                   1997              1996              1995

Dollars in thousands, except share data


Net sales                                                             $986,673        $1,119,500          $886,860
Cost of goods sold                                                     861,914           869,315           663,581
------------------------------------------------------------------------------------------------------------------
      Gross margin                                                     124,759           250,185           223,279

Operating expenses:
    Marketing and administration                                        70,715            79,680            63,893
    Research and development                                            64,457            44,313            31,226
------------------------------------------------------------------------------------------------------------------
      Operating profit (loss)                                          (10,413)          126,192           128,160
------------------------------------------------------------------------------------------------------------------
Nonoperating (income) expense:
    Interest expense                                                    14,743               494            10,953
    Interest income                                                     (2,570)           (5,436)           (7,270)
    Royalty income                                                      (8,186)           (6,158)           (5,934)
    Other, net                                                          (4,070)            7,437            11,479
------------------------------------------------------------------------------------------------------------------
      Total nonoperating (income) expense                                  (83)           (3,663)            9,228
------------------------------------------------------------------------------------------------------------------
      Earnings (loss) before income taxes, equity in income of
        joint ventures and minority interests                          (10,330)          129,855           118,932

Income taxes                                                             2,769            51,942            43,786
------------------------------------------------------------------------------------------------------------------
      Earnings (loss) before equity in income of joint ventures
        and minority interests                                         (13,099)           77,913            75,146
Equity in income of joint ventures                                       3,246            24,884            13,908
Minority interests                                                       3,106            (1,241)           (1,781)
------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                   $ (6,747)       $  101,556          $ 87,273
==================================================================================================================
Basic earnings (loss) per share                                       $  (0.16)       $     2.46          $   2.80<F*>
Diluted earnings (loss) per share                                     $  (0.16)       $     2.45          $   2.78<F*>
==================================================================================================================
Weighted average shares used in computing basic
    earnings (loss) per share                                       41,345,193        41,308,806        31,215,563<F*>
Weighted average shares used in computing diluted
    earnings (loss) per share                                       41,345,193        41,534,412        31,441,631<F*>
==================================================================================================================


<F*> Discussion regarding the computation of pro forma earnings per share is contained in note 3 to the consolidated financial statements.

See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets
December 31,                                                                                  1997              1996
Dollars in thousands, except share data

Assets
Current assets:
    Cash and cash equivalents                                                           $   30,053        $   35,096
    Accounts receivable, less allowance for doubtful accounts of
      $3,473 and $2,299 in 1997 and 1996, respectively                                     154,702           129,325
    Income taxes receivable                                                                 14,382             3,882
    Inventories                                                                            141,447           100,505
    Prepaid and other current assets                                                        36,391            49,329
--------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                 376,975           318,137
Property, plant and equipment, net                                                       1,200,827         1,015,145
Investment in joint ventures                                                                95,307           101,103
Excess of cost over net assets acquired, net of accumulated amortization of
    $3,752 and $2,376 in 1997 and 1996, respectively                                        49,772            51,148
Other assets                                                                                54,277            27,324
--------------------------------------------------------------------------------------------------------------------
      Total assets                                                                      $1,777,158        $1,512,857
====================================================================================================================

Liabilities and Stockholders' Equity

Current liabilities:
    Short-term borrowings and current portion of long-term debt                         $  122,476        $   47,130
    Accounts payable                                                                       146,172           156,841
    Accrued liabilities                                                                     48,611            45,386
    Accrued wages and salaries                                                              21,267            25,975
--------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                            338,526           275,332
Long-term debt, less current portion                                                       510,038           284,701
Pension and similar liabilities                                                             76,837            70,232
Customer deposits                                                                           67,141            48,174
Other liabilities                                                                           26,901            28,923
--------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                  1,019,443           707,362
--------------------------------------------------------------------------------------------------------------------
Minority interests                                                                          59,227            63,527
Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued
      or outstanding in 1997 or 1996                                                            --                --
    Common stock, $.01 par value, 200,000,000 shares authorized, 41,440,369
      and 41,470,971 issued and outstanding in 1997 and 1996, respectively                     414               415
    Additional paid-in capital                                                             574,317           573,351
    Retained earnings                                                                      164,396           171,143
    Cumulative translation adjustment                                                      (38,887)             (396)
    Unearned restricted stock awards                                                          (424)           (1,217)
    Treasury stock, at cost: 36,205 shares in 1997 and 1996                                 (1,328)           (1,328)
--------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                           698,488           741,968
--------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                        $1,777,158        $1,512,857
====================================================================================================================

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows
Year ended December 31,                                                              1997           1996           1995
Dollars in thousands

Cash flows from operating activities:
    Net earnings (loss)                                                         $  (6,747)     $ 101,556      $  87,273
    Adjustments to reconcile net earnings (loss) to net cash
         provided by operating activities:
             Depreciation and amortization                                        126,913         91,660         67,241
             Minority interests                                                    (3,106)         1,241          1,781
             Equity in income of joint ventures                                    (3,246)       (24,884)       (12,930)
             (Gain) loss on sale of property, plant and equipment                  (4,766)           610          1,494
             Deferred compensation earned                                             596          1,001          6,601
             Changes in assets and liabilities:
                  Accounts receivable                                             (36,051)        32,247        (39,636)
                  Income taxes                                                     (8,794)       (24,127)          (613)
                  Inventories                                                     (46,445)       (11,126)        (3,980)
                  Prepaid and other current assets                                  9,487        (10,638)       (16,591)
                  Deferred taxes                                                  (17,783)        11,546         10,596
                  Accounts payable                                                  3,976         19,221         59,258
                  Accrued liabilities                                               5,967          2,469          6,469
                  Accrued wages and salaries                                       (3,797)         1,749          7,639
                  Customer deposits                                                20,140         58,900             --
                  Other, net                                                       (6,915)        10,480         (6,921)
-----------------------------------------------------------------------------------------------------------------------
                      Net cash provided by operating activities                    29,429        261,905        167,681
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures                                                         (372,416)      (590,049)      (215,359)
    Proceeds from sale of property, plant and equipment                            21,512            884          2,063
    Equity infusions in joint ventures                                            (10,638)       (14,698)       (29,904)
    Dividend received from unconsolidated joint venture                            11,263             --             --
    Deposit with affiliate                                                             --         55,000        (55,000)
    Notes receivable from affiliates                                                  212          2,376         28,559
-----------------------------------------------------------------------------------------------------------------------
                      Net cash used in investing activities                      (350,067)      (546,487)      (269,641)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from initial public offering                                              --             --        441,194
    Net short-term borrowings                                                      87,420         14,898        (36,867)
    Proceeds from issuance of long-term debt                                      248,553        222,166        209,500
    Principal payments on long-term debt                                          (18,693)        (2,060)      (340,000)
    Dividends paid                                                                     --             --       (100,000)
    Other                                                                             385          7,275             --
-----------------------------------------------------------------------------------------------------------------------
                      Net cash provided by financing activities                   317,665        242,279        173,827
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       (2,070)           207            213
-----------------------------------------------------------------------------------------------------------------------
                      Net increase (decrease) in cash and cash equivalents         (5,043)       (42,096)        72,080
Cash and cash equivalents at beginning of year                                     35,096         77,192          5,112
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $  30,053      $  35,096     $   77,192
=======================================================================================================================

Supplemental disclosures of cash flow information:
    Interest payments, net of amount capitalized                                $  21,204      $      --     $   13,007
    Income taxes paid                                                              18,020         57,590         34,273
=======================================================================================================================

Supplemental disclosure of noncash investing activity --
    purchase of assets in exchange for notes payable                            $      --      $      --     $   55,000
=======================================================================================================================

See accompanying notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity

                                      Common Stock
                                    -----------------                                      Unearned
                                        Number        Additional             Cumulative  Restricted
                                     of Shares    Par    Paid-in   Retained Translation       Stock Treasury
                                   Outstanding  Value    Capital   Earnings  Adjustment      Awards    Stock        Total
-------------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Balance at December 31, 1994        21,490,942   $215   $158,884   $ 43,777   $    878      $    --  $    --    $ 203,754
    Net earnings                            --     --         --     87,273         --           --       --       87,273
    Issuance of 19,550,000
         common shares in
         public offering            19,550,000    196    440,998         --         --           --       --      441,194
    Stock plans, net                   359,056      3      8,614         --         --       (8,617)      --           --
    Deferred compensation earned            --     --         --         --         --        6,601       --        6,601
    Net translation adjustment              --     --         --         --      3,569           --       --        3,569
    Dividend paid to
         Huls Corporation                   --     --    (38,537)   (61,463)        --           --       --     (100,000)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        41,399,998    414    569,959     69,587      4,447       (2,016)      --      642,391
    Net earnings                            --     --         --    101,556         --           --       --      101,556
    Stock plans, net                    70,973      1      3,392         --         --         (202)      --        3,191
    Deferred compensation earned            --     --         --         --         --        1,001       --        1,001
    Net translation adjustment              --     --         --         --     (4,843)          --       --       (4,843)
    Repurchase of common stock              --     --         --         --         --           --   (1,328)      (1,328)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        41,470,971    415    573,351    171,143       (396)      (1,217)  (1,328)     741,968
    Net loss                                --     --         --     (6,747)        --           --       --       (6,747)
    Stock plans, net                   (30,602)    (1)       966         --         --          197       --        1,162
    Deferred compensation earned            --     --         --         --         --          596       --          596
    Net translation adjustment              --     --         --         --    (38,491)          --       --      (38,491)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        41,440,369   $414   $574,317   $164,396   $(38,887)     $  (424) $(1,328)   $ 698,488
=========================================================================================================================
See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements
Dollars in thousands, except share data

(1)  Organization

MEMC Electronic Materials, Inc. and subsidiaries (the Company) is a manufacturer and leading worldwide supplier of electronic grade silicon wafers for the semiconductor industry. The Company has production facilities directly or through joint ventures in China, Italy, Japan, Malaysia, South Korea, Taiwan and the United States. The Company's customers are located throughout the world.

(2)  Initial Public Stock Offering

On July 12, 1995, the Company completed an initial public stock offering of
19.55 million shares of common stock at an initial offering price of $24 per share. Net proceeds from the offering were $441,194. Prior to the public stock offering, the Company was a wholly owned subsidiary of Huls Corporation. Through Huls AG and other affiliates, Huls Corporation is wholly owned by VEBA AG, a publicly held industrial corporation in Germany. As a result of the public stock offering, Huls Corporation's ownership of the Company was reduced to 51.9%.

(3)  Summary of Significant Accounting Policies

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

Certain prior period amounts have been reclassified to conform to the current year's presentation.

(b) Principles of Consolidation
The consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and its wholly and majority owned subsidiaries. Investments of less than 50% in two joint venture companies are accounted for using the equity method. All significant intercompany transactions have been eliminated.

(c) Cash Equivalents
Cash equivalents consist of cash in banks, principally overnight investments and short-term time deposits, with original maturities of three months or less.

(d) Inventories
Inventories are stated at the lower of cost or market. Raw materials and supplies inventories are valued using the first-in, first-out method. Goods in process and finished goods inventory values are based upon standard costs which approximate average costs.

(e) Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over estimated service lives as follows:


                                                                   Years
--------------------------------------------------------------------------
Land improvements                                                   6-15
Buildings and building improvements                                10-30
Machinery and equipment                                             3-12
==========================================================================


The Company capitalizes interest costs as part of the cost of constructing facilities and equipment. Interest costs of $15,968, $8,957 and $1,638 were capitalized in 1997, 1996 and 1995, respectively.

(f) Excess of Cost Over Net Assets Acquired
Excess of cost over net assets acquired is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. The recoverable value of property, plant and equipment and excess of cost over net assets acquired approximates carrying value at December 31, 1997.

(h) Revenue Recognition
Revenues are recognized when products are shipped.

(i) Derivative Financial Instruments
The Company enters into forward exchange contracts to manage foreign currency exchange risk relating to current trade receivables with its foreign subsidiaries and current trade receivables with its customers denominated in foreign currencies (primarily Japanese yen and Deutsche marks). The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash flows resulting from foreign currency transactions will be adversely affected by changes in exchange rates. The Company does not hold or issue financial instruments for trading purposes.

The Company's forward exchange contracts are accounted for as hedges and, accordingly, gains and losses on those contracts are deferred and recognized at the time of settlement of the related receivables. Deferred gains and losses are included on a net basis in the consolidated balance sheets as either other assets or other liabilities. Upon termination, gains and losses are included in the consolidated statements of operations as other income or expense. If a forward exchange contract is designated as a hedge but is no longer effective, it is marked to market and included in other income or expense in the consolidated statements of operations. A payment or receipt arising from the termination of a forward exchange contract that is effective as a hedge is included in other income or expense in the consolidated statements of operations.

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

(k) Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance has been established for deferred tax assets that the Company believes may not be realized.

No provision is made for U.S. income taxes on unremitted earnings of the Company's non-U.S. subsidiaries, as the retention of such earnings is considered essential for continuing operations, or the additional taxes are considered to be minimal based upon available foreign tax credits.

(l) Earnings Per Share
Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per share for 1997 interim and annual periods, and restatement of all prior periods presented. Restated earnings per share information for 1997 and 1996 interim periods is contained in note 18, "Unaudited Quarterly Financial Information."

Pro forma basic earnings per share for 1995 was calculated based upon the weighted average number of shares outstanding plus, for the three months ended March 31, 1995, the number of shares that would have been required to be sold at the initial public offering price to fund the excess of the $100 million dividend to Huls Corporation in April 1995 over the Company's net earnings for the prior twelve-month period.

(m) Stock-Based Compensation
The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (Opinion 25) and related Interpretations. Compensation expense related to restricted stock awards is recognized over the applicable vesting periods, and the unamortized portion of deferred compensation is reflected as a separate component of stockholders' equity.


(4)  Inventories

Inventories consist of the following:


December 31,                                            1997             1996
-----------------------------------------------------------------------------
Dollars in thousands
Raw materials and supplies                          $ 65,369         $ 47,209
Goods in process                                      37,996           27,411
Finished goods                                        38,082           25,885
-----------------------------------------------------------------------------
                                                    $141,447         $100,505
=============================================================================



(5)  Property, Plant and Equipment

Property, plant and equipment consist of the following:


December 31,                                            1997             1996
-----------------------------------------------------------------------------
Dollars in thousands
Land and land improvements                        $   13,055       $   13,782
Buildings and building improvements                  435,740          141,582
Machinery and equipment                            1,001,846          744,485
-----------------------------------------------------------------------------
                                                   1,450,641          899,849
Less accumulated depreciation                        465,384          372,680
-----------------------------------------------------------------------------
                                                     985,257          527,169
Construction in progress                             215,570          487,976
-----------------------------------------------------------------------------
                                                  $1,200,827       $1,015,145
=============================================================================


On June 30, 1995, the Company and Texas Instruments, Inc.(Texas Instruments) formed a joint venture company, MEMC Southwest, to own and operate Texas Instruments' existing silicon wafer manufacturing facility in Sherman, Texas and to construct and operate a new 200 millimeter silicon wafer manufacturing facility. MEMC Southwest is 80% owned by the Company and 20% owned by Texas Instruments. This agreement generated an excess of cost over net assets acquired of approximately $53,000 that is being amortized over 40 years.

On July 31, 1995, the Company acquired the polysilicon production operations of Albemarle Corporation (Albemarle), including Albemarle's production facility in Pasadena, Texas, for approximately $58,000. Based upon an independent valuation, the purchase price was allocated to inventory, property, plant and equipment, and technology rights.

(6)  Investment in Joint Ventures

The Company has a 40% interest in POSCO HULS Company Limited (PHC), a joint stock company formed to manufacture and sell silicon wafers in South Korea, and a 45% interest in Taisil Electronic Materials Corporation (Taisil), a joint stock company formed to manufacture and sell silicon wafers in Taiwan.

During 1997, 1996 and 1995, the Company received $8,186, $6,158 and $5,934, respectively, from these joint ventures under royalty agreements. Sales by PHC of intermediate and finished product to the Company totaled $32,313, $89,723, and $20,688 in 1997, 1996 and 1995, respectively.

The Company provides PHC and Taisil with debt guarantees totaling $3,743 and $79,805, respectively. At December 31, 1997, PHC and Taisil had $3,743 and $79,805, respectively, in standby letters of credit and borrowings outstanding against these guarantees.

A summary of the results of operations for 1997, 1996 and 1995, and financial position as of December 31, 1997 and 1996 of the Company's unconsolidated investments follows:




December 31,                                1997           1996           1995
------------------------------------------------------------------------------
Dollars in thousands

Total:
    Net sales                           $288,324       $282,764       $181,154
    Gross profit                          43,664        110,644         57,691
    Net earnings                          10,199         64,058         34,873
==============================================================================
The Company's share:
    Net earnings                        $  3,246       $ 24,884       $ 12,930
==============================================================================
Current assets                          $151,246       $183,326
Noncurrent assets                        525,183        499,516
---------------------------------------------------------------
    Total assets                         676,429        682,842
---------------------------------------------------------------
Current liabilities                      157,993        156,650
Noncurrent liabilities                   291,337        288,237
---------------------------------------------------------------
    Total liabilities                    449,330        444,887
---------------------------------------------------------------
Interests of others                      131,792        136,852
---------------------------------------------------------------
    The Company's investment            $ 95,307       $101,103
===============================================================


The Company's share of undistributed retained earnings of unconsolidated investments was approximately $11,700 and $20,700 at December 31, 1997 and 1996, respectively. In 1997, the Company received a dividend from PHC of $11,263.

(7)  Short-Term Borrowing Agreements and Lines of Credit

The Company has unsecured, committed lines of credit available of approximately $95,000 under short-term loan agreements with an affiliate, renewable through 1998. The interest rate on borrowings is based on a combination of U.S. federal funds and inter-bank offer rates. At December 31, 1997, the Company had approximately $75,000 of borrowings drawn against these lines of credit with an interest rate of 6.3% per annum. Interest expense related to short-term borrowings with an affiliate was $1,667, $181 and $485 in 1997, 1996 and 1995, respectively.

The Company has unsecured borrowings from foreign banks of approximately $37,000 at December 31, 1997, under approximately $62,000 of short-term loan agreements which bear interest at various rates ranging from 1.0% to 10.4% and are renewable annually. The Company also has two unsecured, committed lines of credit available with two banks totaling $45,000 under short-term borrowing agreements, of which the Company had no borrowings drawn at December 31, 1997 or 1996. The interest rate on the borrowings is negotiated at the time of the borrowings.

Commitment fees of 1/8 of 1% are paid on the unused portion of the lines of credit. The Company's weighted average interest rate on short-term borrowings was 1.9% and 4.1% for 1997 and 1996, respectively, and are favorably impacted by interest rates in Japan.


(8)  Long-Term Debt

Long-term debt consists of the following:


December 31,                                                                                1997              1996
------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Owed to affiliates:
    Note with interest payable semiannually at 6.7%, due in 1998                        $ 25,000          $ 25,000
    Notes with interest payable semiannually at rates ranging from
        2.1% to 7.2%, due in 1999                                                         37,690             8,750
    Notes with interest payable semiannually at rates ranging from
        2.5% to 6.4%, due in 2000                                                         17,690            18,750
    Notes with interest payable semiannually at rates ranging from
        2.9% to 7.2%, due in 2001                                                         77,690           108,750
    Notes with interest payable semiannually at rates ranging from
        3.2% to 7.6%, due in 2002                                                         82,690             8,750
    Note with interest payable semiannually at 6.4%, due in 2003                          40,000            40,000
    Notes with interest payable semiannually at rates ranging from
        6.9% to 7.3%, due in 2004                                                        100,000            50,000
    Note with interest payable semiannually at 7.3%, due in 2005                          75,000                --
------------------------------------------------------------------------------------------------------------------
Total owed to affiliates                                                                 455,760           260,000
------------------------------------------------------------------------------------------------------------------
Owed to nonaffiliates:
    Note with interest payable semiannually at 4.1%, due in 1998                           7,690            17,730
    Notes with interest payable semiannually at rates ranging from
        1.7% to 2.2%, due in 2001                                                         15,380                --
    Note with interest payable semiannually at 1.6%, due in 2002                          15,380                --
    Other notes with interest payable semiannually at rates ranging
        from 2.3% to 8.9%, due in 1998 through 2017                                       25,785            26,859
------------------------------------------------------------------------------------------------------------------
Total owed to nonaffiliates                                                               64,235            44,589
------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                     519,995           304,589
Less current portion                                                                       9,957            19,888
------------------------------------------------------------------------------------------------------------------
                                                                                        $510,038          $284,701
==================================================================================================================


The Company has long-term committed loan agreements of $656 million at December 31, 1997, of which approximately $520 million is outstanding. Commitment fees of 1/8 of 1% are paid on the unused portion of committed loan agreements. The Company has approximately $100,000 of available long-term loan agreements with affiliates at December 31, 1997. Although $25,000 of the Company's long-term debt is scheduled to mature in 1998, it is the Company's intention to refinance these borrowings with available credit facilities maturing in 2004. Consequently, $25,000 has been reclassified to long-term debt at December 31, 1997.

Interest expense related to long-term notes payable to affiliates was $25,633, $7,337 and $4,888 in 1997, 1996 and 1995, respectively.

The aggregate amounts of long-term debt maturing subsequent to December 31, 1997 are as follows:


Dollars in thousands
1998                                                      $  9,957
1999                                                        42,102
2000                                                        22,594
2001                                                        95,897
2002                                                       100,263
Thereafter                                                 249,182
------------------------------------------------------------------
                                                          $519,995
==================================================================


In October 1996, the Company entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of the Company's St. Peters, Missouri facility. In total, approximately $252 million of industrial revenue bonds were issued to the Company by the City of O'Fallon, of which $210 million and $159 million of bonds were outstanding at December 31, 1997 and 1996, respectively.

The bonds were exchanged by the City of O'Fallon for the assets related to the expansion, which were then leased by the Company for a period of 10 years for machinery and equipment and 15 years for building and building improvements. The Company has the option to purchase the machinery and equipment at the end of five years and the building and building improvements at the end of 10 years. The industrial revenue bonds bear interest at a rate of 6% per annum and mature concurrent with the annual payments due under the terms of the lease.

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

(9)  Stockholders' Equity

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

Stock-Based Compensation
The Company has an Equity Incentive Plan (the Plan) that provides for the award of incentive and non-qualified stock options, restricted stock and performance shares. Total shares available for grant under the Plan are 3,597,045. Non-qualified stock options to employees are typically granted on January 1 and vest at a rate of 25% annually over four years. Non-qualified stock options to non-employee directors are also typically granted on January 1 but vest at a rate of 33 1/3% annually over three years. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and each option's maximum term is 10 years. Total restricted shares awarded in 1997, 1996 and 1995 were 1,300, 38,200 and 359,056, respectively, with weighted average fair values of $22.50, $33.46 and $24, respectively. Total compensation cost recognized for these awards in 1997, 1996 and 1995 was $596, $1,001 and $6,601, respectively.

The Company applies Opinion 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for non-qualified stock options granted under the Plan. Had compensation cost been determined for the Company's non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:


Year ended December 31,                           1997        1996        1995
------------------------------------------------------------------------------
Dollars in thousands
Net earnings (loss):
    As reported                               $(6,747)    $101,556     $87,273
    Pro forma                                  (8,785)      99,988      85,728
Basic earnings (loss) per common share:
    As reported                                 (0.16)        2.46        2.80
    Pro forma                                   (0.21)        2.42        2.75
Diluted earnings (loss) per common share:
    As reported                                 (0.16)        2.45        2.78
    Pro forma                                   (0.21)        2.42        2.73
==============================================================================


The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rate of 6.1%, 6.5% and 6.5% expected life of six years for all periods; expected volatility of 44.8%, 36.4% and 35.0%; expected dividends of zero percent for all periods.

A summary of the Company's Plan activity with respect to stock options is presented below:

                                                                                 Weighted                  Weighted
                                                                                  Average        Average Fair Value
                                                              Shares         Option Price        of Options Granted
Year ended December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                             965,838               $25.32
Granted                                                      177,352                22.56                    $11.94
Exercised                                                    (12,298)               27.23
Canceled                                                    (106,600)               24.36
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                 1,024,292               $24.92
===================================================================================================================
Options exercisable at year-end                              516,674               $24.77
===================================================================================================================
Year ended December 31, 1996
Outstanding at beginning of year                             914,694               $24.00
Granted                                                      141,300                32.99                    $15.54
Exercised                                                    (36,333)               24.00
Canceled                                                     (53,823)               24.00
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                   965,838               $25.32
===================================================================================================================
Options exercisable at year-end                              146,733               $24.53
===================================================================================================================
Year ended December 31, 1995
Outstanding at beginning of year                                  --                   --
Granted                                                      918,294               $24.00                    $11.07
Exercised                                                         --                   --
Canceled                                                      (3,600)               24.00
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                   914,694               $24.00
===================================================================================================================
Options exercisable at year-end                                   --                   --
===================================================================================================================




A summary of information about non-qualified stock options outstanding at December 31, 1997 is presented below:


                                                                         Options Outstanding
                                                   -----------------------------------------------------------
                                                              Number      Weighted Average            Weighted
Range of                                              Outstanding at             Remaining             Average
Exercise Prices                                    December 31, 1997      Contractual Life      Exercise Price
$24.00                                                       727,042             7.5 years              $24.00
 32.625-49.500                                               130,400             8.0 years               33.02
 22.500-29.000                                               166,850             9.0 years               22.57
--------------------------------------------------------------------------------------------------------------
$22.500-49.500                                             1,024,292             7.8 years              $24.92
==============================================================================================================


                                                                                  Options Outstanding
                                                                     -----------------------------------------
Range of                                                             Number Exercisable at    Weighted Average
Exercise Prices                                                          December 31, 1997      Exercise Price
$24.00                                                                             457,849              $24.00
 32.625-49.500                                                                      46,625               32.90
 22.500-29.000                                                                      12,200               22.50
--------------------------------------------------------------------------------------------------------------
$22.500-49.500                                                                     516,674              $24.77
==============================================================================================================


In the fourth quarter of 1995, restrictions lapsed on 263,056 shares of restricted stock based upon the market price of the Company's common stock appreciating 55% over the initial public offering price. This resulted in a charge to compensation expense of approximately $5.8 million.

(10)  Earnings Per Share

A reconciliation of the numerator and denominator of the earnings (loss) per share calculations is provided for all periods presented. The numerator for basic and diluted earnings (loss) per share is net earnings (loss) for all periods presented. The denominator for basic and diluted earnings (loss) per share for 1997, 1996 and 1995 follows:


Year ended December 31,                                         1997                  1996                1995
--------------------------------------------------------------------------------------------------------------
Weighted average shares used for
    basic earnings (loss) per share                       41,345,193            41,308,806          31,215,563
Effect of dilutive securities:
    Restricted stock                                              --                74,579             169,199
    Stock options                                                 --               151,027              56,869
--------------------------------------------------------------------------------------------------------------
Weighted average shares used for
    diluted earnings (loss) per share                     41,345,193            41,534,412          31,441,631
==============================================================================================================


Options to purchase 119,300 shares of common stock at $32.63 per share were outstanding during 1997 but were not included in the computation of diluted earnings (loss) per share because the options' exercise price was greater than the average market price of the common shares. The options, which expire on January 1, 2006, were outstanding at December 31, 1997.

On January 1, 1998, the Company granted options to purchase 821,100 shares of common stock at $15.25 per share. These options will expire on January 1, 2008. In addition, the Company repurchased 235,900 shares of common stock during January 1998.

(11)  Income Taxes

Earnings (loss) before income taxes, equity in income of joint ventures and minority interests are as follows:


Year ended December 31,                                         1997                  1996                1995
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
U.S.                                                       $(59,702)              $ 57,200            $ 56,598
Foreign                                                      49,372                 72,655              62,334
--------------------------------------------------------------------------------------------------------------
                                                           $(10,330)              $129,855            $118,932
==============================================================================================================



Income tax expense consists of the following:


                                                             Current              Deferred               Total
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Year ended December 31, 1997:
    U.S. federal                                            $(5,764)             $(18,712)           $(24,476)
    State and local                                            (924)                 (398)             (1,322)
    Foreign                                                  25,766                 2,801              28,567
-------------------------------------------------------------------------------------------------------------
                                                            $19,078              $(16,309)           $  2,769
=============================================================================================================

Year ended December 31, 1996:
    U.S. federal                                            $ 5,425              $  5,420            $ 10,845
    State and local                                           2,778                  (133)              2,645
    Foreign                                                  33,756                 4,696              38,452
-------------------------------------------------------------------------------------------------------------
                                                            $41,959              $  9,983            $ 51,942
=============================================================================================================

Year ended December 31, 1995:
    U.S. federal                                            $20,117              $     29            $ 20,146
    State and local                                           2,370                     2               2,372
    Foreign                                                  27,960                (6,692)             21,268
-------------------------------------------------------------------------------------------------------------
                                                            $50,447              $ (6,661)           $ 43,786
=============================================================================================================


Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 1997, 1996 and 1995 to earnings (loss) before income taxes, equity in income of joint ventures and minority interests as a result of the following:




Year ended December 31,                                        1997                   1996                1995
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Income tax at federal statutory rate                        $(3,616)               $45,449             $41,626
Increase (reduction) in income taxes
    resulting from:
         Change in the balance of the valuation
             allowance for deferred tax assets
             allocated to income tax expense                 (4,738)                (3,200)             (1,811)
         Foreign tax differences                             13,511                 12,323               6,479
         Amortization and depreciation
             recorded for acquired assets with
             different financial reporting and
             historical tax bases                              (507)                  (636)             (1,083)
         State income taxes, net
             of federal benefit                                (859)                 1,719               1,542
         Investment incentives                                 (916)                (1,809)             (7,903)
         Other, net                                            (106)                (1,904)              4,936
--------------------------------------------------------------------------------------------------------------
                                                            $ 2,769                $51,942             $43,786
==============================================================================================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


December 31,                                                                                      1997              1996
------------------------------------------------------------------------------------------------------------------------

Dollars in thousands
Deferred tax assets:
    Inventory, principally due to additional costs inventoried for tax purposes and/or financial reserves recorded to state
         inventories at net realizable values                                                 $  5,584          $  3,660
    Accruals for expenses currently not deductible for tax purposes                             11,115             7,759
    Pension, medical and other employee benefits, principally due
         to accrual for financial reporting purposes                                            31,838            29,575
    Net operating loss carryforwards                                                            14,175             3,439
    Investment tax credit carryforwards                                                          1,456             1,456
    Alternative minimum tax credit carryforwards                                                 3,737                --
    Foreign tax credit carryforwards                                                            21,407                --
    Other                                                                                          498               371
------------------------------------------------------------------------------------------------------------------------
         Total gross deferred tax assets                                                        89,810            46,260
    Less valuation allowance                                                                   (11,408)          (16,298)
------------------------------------------------------------------------------------------------------------------------
         Net deferred tax assets                                                                78,402            29,962
------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Property, plant and equipment, principally due to differences
         in depreciation and capitalized interest                                              (45,480)          (16,532)
    Other                                                                                       (4,244)             (710)
------------------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                                        (49,724)          (17,242)
------------------------------------------------------------------------------------------------------------------------
         Net deferred tax assets                                                              $ 28,678          $ 12,720
========================================================================================================================


Net deferred tax assets were classified in the consolidated balance sheets as follows:



December 31,                                                                                      1997              1996
------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Current deferred tax assets, net                                                               $13,206           $14,861
Noncurrent deferred tax assets (liabilities), net                                               15,472            (2,141)
------------------------------------------------------------------------------------------------------------------------
                                                                                               $28,678           $12,720
========================================================================================================================


Current deferred tax assets, net are included in prepaid and other current assets. Noncurrent deferred tax assets (liabilities), net are included in other assets or other liabilities.

As of December 31, 1997, the Company has regular tax net operating loss carryforwards for federal and state income tax purposes of $28,062 and $47,537, respectively. The Company also has foreign tax credit carryforwards of $21,407, AMT credit carryforwards of $3,737 and net investment tax credit carryforwards available of $1,456. Utilization of $7,053 of loss carryforwards and all of the investment tax credit carryforwards are subject to limitation under Internal Revenue Code Sections 382 and 383, respectively. Pursuant to these Internal Revenue Code Sections, the amount of combined loss and tax credit carryforwards that may be utilized is limited to approximately $2,000 per year. Under Internal Revenue Service regulations, the investment tax credit carryforwards are not permitted to reduce income tax expense until the year 2000.

(12)  Commitments and Contingencies

The Company leases buildings, equipment and automobiles under operating leases. Rental expense under these leases was $23,789, $17,262 and $7,527 in 1997, 1996 and 1995, respectively. Minimum aggregate future rental obligations under leases having remaining terms of one year or more at December 31, 1997, are as follows:



Dollars in thousands
1998                                               $26,835
1999                                                22,443
2000                                                13,567
2001                                                 4,778
2002                                                 1,717
Thereafter                                          15,300
----------------------------------------------------------
                                                   $84,640
==========================================================


(13)  Pension Plans and Other Retirement Benefits

The Company has a noncontributory defined benefit plan covering most U.S. employees. Benefits for these plans are based on years of service and qualifying compensation during the final years of employment. The Company complies with federal funding requirements.

The Company also has a nonqualified plan under the Employee Retirement Income Security Act of 1974, which provides benefits not otherwise payable under the above plans due to Internal Revenue Code restrictions. Eligibility for participation in this plan requires coverage under the above plan and other specific circumstances.

Net periodic pension cost consists of the following:


Year ended December 31,                                         1997                  1996                1995
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Service cost (benefits
    earned during the period)                               $  8,178               $ 6,449             $ 4,336
Interest cost on projected
    benefit obligation                                         7,937                 6,121               4,677
Actual return on plan assets                                 (11,391)               (8,663)             (8,870)
Net amortization and deferral                                  6,340                 3,858               5,568
--------------------------------------------------------------------------------------------------------------
    Net periodic pension cost                               $ 11,064               $ 7,765             $ 5,711
==============================================================================================================



The following table summarizes the actuarial present value of benefit obligations and the funded status of the Company's plans:


                                                              Accumulated Benefits                  Assets Exceed
                                                                 Exceed Assets                   Accumulated Benefits
December 31,                                                  1997              1996              1997             1996
-----------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Actuarial present value of:
    Vested benefit obligation                              $ 6,920           $ 7,832          $ 77,991          $55,868
=======================================================================================================================
    Accumulated benefit obligation                         $ 7,698           $ 9,061          $ 90,897          $67,191
=======================================================================================================================
Projected benefit obligation                               $ 8,457           $ 9,897          $122,223          $92,182
Plan assets at fair value                                      547               552            93,067           76,747
-----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in
    excess of plan assets                                    7,910             9,345            29,156           15,435
Unrecognized net loss from
    past experience                                         (4,613)           (4,095)          (11,598)          (7,268)
Unrecognized prior service cost                               (296)             (374)           (7,058)              52
Unrecognized net transition asset                               --                --                30               35
Additional minimum liability                                 4,282             3,982                --               --
-----------------------------------------------------------------------------------------------------------------------
    Accrued pension expense                                $ 7,283           $ 8,858          $ 10,530          $ 8,254
=======================================================================================================================



The assumed discount rate, rate of increase in compensation levels and the expected long-term rate of return on assets used in the actuarial calculations in 1997 were 7.0%, 4.5% and 8.0%, respectively, and in 1996 were 7.5%, 4.5% and 8.0%, respectively. Plan assets consist principally of insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

The Company has pension plans for its foreign subsidiaries. The aggregate pension expense and liability are not material to the consolidated financial statements.

(14)  Other Postretirement and Postemployment Benefit Plans

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

Net periodic postretirement benefit cost consists of the following:


Year ended December 31,                                         1997                  1996                1995
-----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Service cost                                                  $2,441                $2,552              $1,832
Interest cost                                                  3,468                 3,435               3,055
Amortization of unrecognized prior service cost                 (206)                   --                  --
Amortization of (gains) losses                                   (76)                    3                (111)
-----------------------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost                  $5,627                $5,990              $4,776
=======================================================================================================================


 The following table presents the plan's accrued postretirement benefit cost:


December 31,                                                                          1997                1996
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Accumulated postretirement benefit obligation:
    Retirees                                                                       $ 6,418             $ 4,852
    Fully eligible active plan participants                                         10,208              10,541
    Other active plan participants                                                  22,125              35,664
    Unrecognized prior service cost                                                 14,855                 922
    Unrecognized net gain (loss) relating to changes
         in actuarial assumptions                                                    1,233              (1,993)
--------------------------------------------------------------------------------------------------------------
             Accrued postretirement benefit cost                                   $54,839             $49,986
==============================================================================================================


For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1997; the rate was assumed to decrease gradually to 5.0% by the year 2002 and remain at that level thereafter. For 1996, an 8.5% annual rate of increase was assumed, decreasing gradually to 5.5% by the year 2001. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 by $138 and $4,702, respectively; and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 and 1996 by $506 and $708, respectively.

The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.0% and 7.5% at December 31, 1997 and 1996, respectively.

(15)  Retirement Savings Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees with more than one year of service. Company contributions included in results of operations totaled $4,138, $3,656 and $3,091 for 1997, 1996 and 1995, respectively.

(16)  Major Customers and Concentration of Credit Risk

The Company sells products to customers in the semiconductor industry which are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. The primary customers in this industry are well capitalized and the concentration of credit risk is considered minimal due to the Company's customer base. Sales to the Company's largest customer were 20.0% and 16.8% of net sales in 1997 and 1996, respectively. No other customer constituted 10% or more of net sales in 1997, 1996 or 1995.

(17)  Disclosures About the Fair Value of Financial Instruments

The carrying amount of the Company's cash, accounts receivable, income taxes receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Consequently, such instruments are not included in the table below which provides information regarding the estimated fair values of other financial instruments, both on and off balance sheet, as follows:



December 31,                                                         1997                              1996
-------------------------------------------------------------------------------------------------------------------------
                                                          Carrying         Estimated          Carrying        Estimated
                                                            Amount        Fair Value            Amount       Fair Value
-------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Long-term debt                                            $519,995          $522,970          $304,589         $303,441
Unrealized gain (loss) on
    foreign currency contracts                              (3,437)            5,332            (1,998)          (1,105)
=========================================================================================================================


The fair value of each long-term debt facility is based upon the amount of future cash flows associated with each instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms.

The Company has entered into forward exchange contracts with Huls AG to manage foreign currency exchange risk relating to current trade sales with its foreign subsidiaries and current trade sales with its customers denominated in foreign currencies (primarily Japanese yen and Deutsche marks), and relating to foreign currency denominated intercompany loans. The Company believes its hedging arrangements with Huls AG allow for transactions on a basis that is comparable to terms available from unrelated third party financial intermediaries.

At December 31, 1997, the Company had forward contracts outstanding with a total contract value of $82,476. The fair value of the forward contracts was a net gain to the Company of $5,332, as measured by the amount that would have been paid to liquidate and repurchase all open forward contracts as of December 31, 1997. Deferred losses totaled $3,437 and $1,998 at December 31, 1997 and 1996, respectively.

(18)  Unaudited Quarterly Financial Information



                                                            First            Second             Third            Fourth
1997:                                                     Quarter           Quarter           Quarter           Quarter
-----------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data

Net sales                                                 $222,284          $245,780          $260,026         $258,583
Gross margin                                                28,069            30,832            36,170           29,688
Earnings (loss) before equity
    in income (loss) of joint ventures
    and minority interests                                  (1,337)            4,315              (111)         (15,966)
Equity in income (loss) of joint
    ventures                                                (1,773)           (1,671)           (6,033)          12,723
Minority interests                                             333             1,109             1,883             (219)
Net earnings (loss)                                         (2,777)            3,753            (4,261)          (3,462)
Basic earnings (loss) per share                              (0.07)             0.09             (0.10)           (0.08)
Diluted earnings (loss) per share                            (0.07)             0.09             (0.10)           (0.08)
Market price:
    High                                                    29 3/4            38 1/4            38 7/8               30
    Low                                                     22 1/4            22 7/8            25 5/8          14 7/16

1996:
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                 $289,811          $324,331          $303,525         $201,833
Gross margin                                                79,322            90,833            66,491           13,539
Earnings (loss) before equity in
    income of joint ventures
    and minority interests                                  32,230            36,242            19,423           (9,982)
Equity in income of joint ventures                           8,911            11,134             1,460            3,379
Minority interests                                          (1,515)             (890)              270              894
Net earnings (loss)                                         39,626            46,486            21,153           (5,709)
Basic earnings (loss) per share                               0.96              1.13              0.51            (0.14)
Diluted earnings (loss) per share                             0.95              1.12              0.51            (0.14)
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

(19)  Geographic Segments

The Company is engaged in one line of business--the design, manufacture and sale of electronic grade silicon wafers for the semiconductor industry.

Geographic financial information is as follows:


                                                   United
                                                   States         Europe          Japan   Eliminations          Total
---------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Net sales to customers:
    1997                                       $  672,370       $210,225       $104,078   $        --     $  986,673
    1996                                          729,950        262,311        127,239            --      1,119,500
    1995                                          545,652        216,084        125,124            --        886,860
====================================================================================================================
Transfers between geographic areas:
    1997                                       $  133,836       $ 64,208       $ 67,983   $  (266,027)    $       --
    1996                                          132,119         40,834         50,478      (223,431)            --
    1995                                          114,843         34,281         40,673      (189,797)            --
=====================================================================================================================
Operating profit (loss):
    1997                                       $  (63,751)      $ 62,001       $ (8,663)  $        --     $  (10,413)
    1996                                           44,137         70,819         11,236            --        126,192
    1995                                           65,725         58,052          4,383            --        128,160
=====================================================================================================================
Identifiable assets:
    1997                                       $2,346,478       $227,194       $276,426   $(1,072,940)    $1,177,158
    1996                                        1,795,709        231,214        231,790      (745,856)     1,512,857
    1995                                        1,250,692        221,939        205,366      (576,134)     1,101,863
=====================================================================================================================


Net sales to customers are based upon the location of the Company's subsidiary, not the location of the customer. Identifiable assets are the Company's assets in the respective geographic area.

The United States segment had export sales to the Asia Pacific region (including Japan) of $117,201, $161,918 and $139,627 for 1997, 1996 and 1995,
respectively.

The Company expects that international sales will continue to represent a significant percentage of its total sales. In addition, a significant portion of its manufacturing operations is located outside of the United States. International sales and operations may be adversely affected by the imposition of governmental controls, fluctuations in the local or U.S. dollar currencies, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations.

Independent Auditors' Report


The Board of Directors
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

St. Louis, Missouri
January 26, 1998

To Our Stockholders:

Looking Ahead

As we look to 1998 and beyond, the Asian financial crisis has created uncertainty about market conditions. Before the Asian situation emerged, the consensus of semiconductor market analysts was that double-digit growth would return to the industry in 1998. That kind of growth would have gone a long way to offset continuing overcapacity and pricing pressures in the silicon wafer industry. But given the uncertainty in Asia, analysts have tempered their optimism.

In short, 1998 remains problematic for both the semiconductor and silicon wafer industries. However, the broad consensus is that a strong cyclical upturn will be delayed, not eliminated.

In the meantime, overcapacity and pricing pressure in the silicon wafer industry have continued into 1998. We have responded by setting in motion intensive cost reduction measures in manufacturing and overhead to protect our margins to the extent possible. We are also scrutinizing capital expenditures and research and development costs to make certain they are the right investments, made at the right time. Put simply, we will not mortgage our future for short-term results. But we also can and will take decisive action to combat near-term pressures.

We look forward to reporting examples of operational improvements and cost reductions that result from our transformation efforts in next year's annual report.

In summary, the 1997 financial performance for MEMC was disappointing. However, we have taken actions that will allow MEMC to emerge from these problems stronger than before.

We have the advanced technology. We have the production capacity. We have a strong global presence. We have a streamlined organization. And we have a clear focus on customers.

We are ready to move MEMC to a new level of performance.

STOCKHOLDER INFORMATION


Corporate Office
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(314) 279-5500

Transfer Agent and Registrar
Harris Trust & Savings Bank
111 West Monroe
P. O. Box 755
Chicago, Illinois 60690
(312) 461-6001

Annual Meeting
All stockholders are invited to attend the annual meeting of MEMC Electronic Materials, Inc. at 10:00 a.m. central standard time on Tuesday, May 5, 1998, at the Ritz-Carlton Hotel, 100 Carondelet Plaza, Clayton, Missouri 63105. Holders of common stock of record at the close of business on March 9, 1998, are entitled to vote at the meeting. A notice of the meeting, proxy statement and proxy were sent to stockholders with this Annual Report.

Stockholder Inquiries
Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Harris Trust & Savings Bank, at the address or phone number above.

Common Stock Listing
MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On December 31, 1997, the last business day of the year, the Company had 781 stockholders of record.

Form 10-K
Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedule for the year ended December 31, 1997, filed with the Securities and Exchange Commission, by writing MEMC's Investor Relations Department or by calling (314) 279-5505.

Financial Information

MEMC maintains a home page on the Internet at http://www.memc.com where the Company publishes information, including earnings releases, other news releases, significant corporate disclosures and the names of securities analysts who issue research on the Company.

Independent Auditors
KPMG Peat Marwick LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Investor Relations
Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:

MEMC Electronic Materials, Inc.
Investor Relations Department
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
Tel: (314) 279-5920
Fax: (314) 279-5158
E-mail: invest@memc.com

Manufacturing Facilities
Chonan, South Korea
Hsinchu, Taiwan
Kuala Lumpur, Malaysia
Luoyang, China
Merano, Italy
Novara, Italy
Pasadena, Texas
Sherman, Texas
Spartanburg, South Carolina
St. Peters, Missouri
Utsunomiya, Japan

Safe Harbor Statement
This Annual Report contains various forward-looking statements and includes assumptions in the letter To Our Stockholders (pages 2-5), Business Overview (pages 6-11) and Management's Discussion and Analysis (pages 13-17) including those concerning MEMC's operations, future results, and trends in the silicon wafer, semiconductor and polysilicon industries. These "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. Factors that may cause such differences include, but are not limited to, those potential risks and uncertainties described in Risk Factors (pages 17-20) and in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 1997.