Form 10-K405, Exhibit 13
period 1998-12-31
MEMC ELECTRONIC MATERIALS INC
filed 1999-03-26
CIK 945436

                                                                      EXHIBIT 13

FIVE YEAR SELECTED FINANCIAL DATA
Dollars in thousands, except share data


Year ended December 31,                                1998              1997             1996           1995)            1994
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                       $   758,916       $  986,673       $1,119,500    $   886,860          $660,807
Gross margin                                       (31,829)          124,759          250,185        223,279           143,210
Marketing and administration                         73,515           70,715           79,680         63,893            41,298
Research and development                             81,591           64,457           44,313         31,226            27,403
Restructuring costs                                146,324(1)             --               --             --                --
Operating profit (loss)                           (333,259)          (10,413)         126,192        128,160            74,509
Equity in income (loss) of joint ventures          (43,496)            5,480 (3)       26,716(3)      13,199(3)         (6,384)(3)
Net earnings (loss)                               (316,332)           (4,513)(3)      103,388(3)      86,564(3)         34,475(2)
Basic earnings (loss) per share                      (7.80)            (0.11)(3)         2.50(3)        2.83(2)(3)        1.60(2)(3)
Diluted earnings (loss) per share                    (7.80)            (0.11)(3)         2.49(3)        2.81(2)(3)        1.60(2)(3)
Shares used in basic earnings (loss) per
   share computation                            40,580,869        41,345,193       41,308,806     30,612,636(2)     21,490,942(2)
Shares used in diluted earnings (loss) per
   share computation                            40,580,869        41,345,193       41,534,412     30,838,704(2)     21,490,942(2)
BALANCE SHEET DATA:
Working capital                                     40,494            38,449           42,805        199,258            69,597
Total assets                                     1,773,714         1,794,424(3)     1,519,472(3)   1,102,167(3)        631,543(3)
Long-term debt (including current portion)         873,680           519,995          304,589         91,451           165,230
Stockholders' equity                               399,040           715,754(3)       748,583(3)     642,695(3)        205,468(3)
OTHER DATA:
Capital expenditures                               194,610           372,416          590,049        215,359            78,676
Equity infusions in joint ventures                  25,533            10,638           14,698         29,904            20,922
Employment                                           6,300             8,000            7,100          6,600             5,300
------------------------------------------------------------------------------------------------------------------------------------

(1)During 1998, the Company recorded restructuring costs totaling $146.3 million to close its Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at its joint venture in Malaysia, to withdraw from its joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.

(2)Earnings (loss) per share and shares used in earnings (loss) per share computation have been restated to comply with SFAS No. 128, "Earnings Per Share."

(3)The Company's financial statements for all periods presented have been restated to reflect from inception the designation of the U.S. dollar as the functional currency for POSCO Huls Co., Ltd. and Taisil Electronic Materials Corporation, the Company's unconsolidated joint ventures. See Note 19 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

NET SALES. Net sales decreased by 23.1% to $758.9 million for 1998 from $986.7 million for 1997, due to significant declines in the price for silicon wafers and a 14.3% decrease in product volumes somewhat offset by an improved product mix. The decline in price during 1998 is primarily attributable to significant excess capacity in the silicon wafer industry and continuing pricing pressure from customers who are experiencing reduced profitability or losses due to significant excess capacity and price erosion in the semiconductor industry. The decrease in product volume in 1998 was principally due to the weak economic conditions in the Asia Pacific markets brought on by the Asian financial crisis and the continuing recession in Japan coupled with semiconductor customers shrinking the size of their devices (requiring less silicon per device). A concerted effort by customers to use fewer test/monitor wafers also caused product volumes to decline in 1998. This marks the first year since 1985 that product volumes for the silicon industry have not increased year over year. Advanced large diameter and epitaxial products represented 47.1% of product volume for 1998 compared to 39.1% for 1997. While both 200 millimeter and epitaxial product volumes grew during 1998, the increase in this ratio is primarily indicative of customers utilizing 200 millimeter wafers in preference to smaller diameter wafers in order to obtain the lowest cost per device. While product volume declined in total by 14.3% during 1998, 200 millimeter product volume grew by 12.3%.

MEMC operates in all major semiconductor-producing regions of the world, with almost half of the Company's 1998 net sales to customers located outside North America. Net sales to North America decreased 21.7% and comprised 51.4% of 1998 sales compared to 50.4% of 1997 sales, led by a fall in prices and product volume, partially offset by improved product mix. Lower prices offset by an improved product mix and higher volumes combined to result in a 10.1% decrease in net sales to Europe, which constituted 23.4% of 1998 sales compared to 20.0% of 1997 sales. Net sales to Japan decreased 22.6% and comprised 15.7% of 1998 sales compared to 15.6% of 1997 sales, as lower volumes and prices more than offset an improved product mix. Declines in product volumes, prices and product mix resulted in a decrease of 47.5% in net sales to Asia Pacific, which comprised 9.5% of 1998 sales compared to 13.9% of 1997 sales. See Note 17 of Notes to Consolidated Financial Statements herein.

GROSS MARGIN. The lower volumes experienced in 1998 decreased the capacity utilization and, coupled with the lower selling prices, caused gross margins to decrease to a negative 4.2% for 1998 from the 12.6% achieved in 1997. Despite the benefits from the mix improvement and cost cutting measures that were implemented during 1998, the volume decreases and price pressures began early in the year and resulted in negative margins. These cost-cutting initiatives included short-term plant shutdowns, implementing the Company's "best practices" worldwide, implementing a plant focus program that limits the number of wafer diameters manufactured at each site, and working with our suppliers to create cost reduction opportunities and price reductions. In addition, the Company reduced its workforce by approximately 1,700 employees, or 21.3%, compared to December 31, 1997.

MARKETING AND ADMINISTRATION. Marketing and administration expenses increased 4.0% and represented 9.7% of net sales for 1998 compared to 7.2% for 1997. The increase is predominately attributable to expenses incurred for business systems redesign in anticipation of implementing SAP worldwide and fees related to several other initiatives completed during the year.

RESEARCH AND DEVELOPMENT. Research and development costs rose 26.6% and represented 10.8% of net sales for 1998 compared to 6.5% for 1997. The increase in research and development costs is attributable to continuing investments in 300 millimeter wafer development and depreciation associated with capital expenditures made for the 300 millimeter pilot line in St. Peters, Missouri and the 300 millimeter integrated development line in Utsunomiya, Japan.

RESTRUCTURING COSTS. During the second quarter of 1998, the Company decided to close its small diameter wafer facility in Spartanburg, South Carolina and to withdraw from the Company's joint venture in a small diameter wafer operation in China. These actions were taken because (1) a number of semiconductor manufacturers have been running their larger diameter manufacturing lines in preference to their small diameter lines in order to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

gain production efficiencies; (2) a number of semiconductor manufacturers recently have undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and (3) management believes that small diameter wafer capacity will exceed demand even after the semiconductor industry begins to recover. The Company also decided to forego construction of a new 200 millimeter wafer facility at its joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that the Company has experienced for these wafers.

These actions resulted in a charge to operations of $121.7 million, comprised of $81.3 million non-cash asset impairments/write-offs, $25.9 million in dismantling and related costs and $14.5 million in personnel related costs. The assets for which an impairment loss has been recorded or which have been or will be written-off are primarily property, plant and equipment which cannot be sold or used at other Company facilities. In addition, the Company wrote-off architectural design and site preparation fees as well as costs incurred to develop a computer-integrated manufacturing system for the Malaysian joint venture.

Personnel costs represent the expected cost of involuntary terminations for approximately 600 hourly and salaried employees whom the Company does not expect to relocate elsewhere within the organization. See Note 5 of Notes to Consolidated Financial Statements herein. The Company also recorded a $24.6 million charge for a voluntary severance program for approximately 600 hourly and salaried U.S. employees. Substantially all this amount was paid to employees as of December 31, 1998.

Ongoing operating expenses until plant closure associated with the Spartanburg facility of approximately $7.9 million will continue to be recorded as period costs. Costs of approximately $8.2 million relating to the relocation and installation of equipment from the Spartanburg facility to other sites will be capitalized as incurred.

The Company estimates pre-tax savings from these restructuring activities and the voluntary severance program to be approximately $60 million on an annualized basis. Approximately half of these expected savings relate to the voluntary severance program. As employees who participated in the voluntary severance plan were no longer employed by the Company as of June 30, 1998, these savings began to be realized in the third quarter of 1998.

The remaining $30 million in annualized savings principally relates to the closure of the Company's Spartanburg facility. Approximately half of these expected savings relate to personnel costs and the other half relate to manufacturing costs such as depreciation and supplies and utilities which will not be duplicated when Spartanburg's silicon wafer production is transferred to another Company location. As the Company re-qualifies and transfers the production of silicon wafers made at the Spartanburg facility to other Company locations, it will reduce its Spartanburg workforce. With each workforce reduction, the Company expects a portion of the annualized cost savings associated with personnel costs to be realized and to a much lesser extent manufacturing costs. As a result, a portion of the remaining $30 million in annualized cost savings began to be realized in the third quarter of 1998 and is expected to grow as workforce and production at the Spartanburg facility are reduced. On an annualized basis, the Company estimates that approximately $9.0 million in savings began to be realized by December 31, 1998 related to the closure of the Spartanburg facility. Because the manufacturing cost savings are fixed in nature, they will largely be realized upon the closure of the Spartanburg facility. While the Company believes that this will occur by April 30, 1999, the ability to re-qualify silicon wafers is highly dependent upon the cooperation of the Company's customers.

INTEREST EXPENSE. Interest expense increased to $45.8 million for 1998 from $14.7 million for 1997. The increase in interest expense is primarily attributable to increased borrowings, and to a lesser extent the completion of projects for which interest expense could no longer be capitalized. In addition, the interest rates on the Company's loan agreements with its principal lender were increased as a result of a debt re-negotiation during September 1998, as described in Liquidity and Capital Resources below. Total debt was $909.8 million and $632.5 million at December 31, 1998 and 1997, respectively.

OTHER, NET. Other, net decreased to $1.0 million in expense for 1998 from $4.1 million of income for 1997, primarily due to the sale of the Company's Santa Clara wafer facility in May 1997 that resulted in a pre-tax gain of $6.0 million.

INCOME TAXES. The effective income tax rate was 24.0% for 1998, as compared to (26.8%) for 1997. This fluctuation is the result of changes in the composition of worldwide taxable income, restructuring costs, non-deductible operating expenses at the Company's Malaysian and Chinese joint ventures, the establishment of valuation allowances on certain deferred tax assets in Japan and certain foreign tax credit elections.

EQUITY IN INCOME (LOSS) OF JOINT VENTURES. Equity in income (loss) of joint ventures decreased $49.0 million to a loss of $43.5 million in 1998 from $5.5 million in income in 1997. POSCO Huls Co., Ltd. (PHC), the Company's 40%-owned, unconsolidated joint venture in South Korea, experienced a 28.0% decrease in product volume and significantly lower prices resulting in lower sales throughout 1998. While the reasons for the decline in prices are similar to those of the Company, product volume declines were primarily the result of excess capacity within the DRAM (memory) industry and efforts by Korean DRAM manufacturers to reduce their production, thereby reducing the worldwide oversupply, and shrink the size of their devices. For the year, PHC contributed losses of $17.8 million compared to $11.1 million in income for 1997.

Net sales for Taisil Electronic Materials Corporation (Taisil), the Company's 45%-owned, unconsolidated joint venture in Taiwan, decreased slightly due to significantly lower prices, which were partially offset by a 40.9% increase in product volumes. The higher product volumes were primarily attributable to obtaining additional customer qualifications during 1998. In addition, the Taiwanese semiconductor market, particularly the foundry market, grew during 1998. During 1998, Taisil also made adjustments to its deferred tax valuation allowance in recognition of changes in expected realization of its operating loss carryforwards, of which the Company's share was $6.0 million. For the year, Taisil contributed losses of $25.7 million in 1998 compared to $5.6 million in losses for 1997.

NET LOSS. The decrease in net sales, restructuring costs, higher research and development costs and interest expense, and the equity in loss of joint ventures resulted in a net loss of $316.3 million for 1998 compared to $4.5 million for 1997. Management expects some reduction in losses in the first quarter of 1999, as a result of the restructuring and cost-cutting actions, as well as anticipated higher product volumes. Due to overcapacity and decreasing prices in the semiconductor and silicon wafer industries, weak economic conditions in the Asia Pacific region and Japan, and other factors, while the Company will continue its significant performance improvements and cost-cutting efforts, management does not expect the Company to be profitable in 1999.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

NET SALES. Net sales decreased by 11.9% to $986.7 million for 1997 from $1.1 billion for 1996, due to a 5.1% decrease in product volume and a decline in price somewhat offset by an improved product mix. Overcapacity, inventory reduction and weak pricing in the semiconductor industry, particularly for the DRAM market, led to reduced orders for silicon wafers that began in the second half of 1996 and gradually recovered throughout 1997. In addition, the Company and its competitors expanded at a faster rate than silicon consumption growth during 1997, resulting in overcapacity in the silicon wafer industry. The combination of these market conditions led to significant price reductions throughout 1997. Advanced large diameter and epitaxial products represented 39.1% of product volume for 1997 compared to 36.7% for 1996.

Net sales to North America decreased 12.5% and comprised 50.4% of 1997 sales compared to 50.8% of 1996 sales led by a fall in prices and, to a lesser extent, volume, partially offset by improved product mix. Lower prices and volume, a less favorable product mix and the general weakening of European currencies relative to the U.S. dollar throughout 1997 combined to result in a 22.8% decrease in net sales to Europe, which constituted 20.0% of 1997 sales compared to 22.9% of 1996 sales. Net sales to Japan increased by 21.0% and comprised 15.6% of 1997 sales compared to 11.4% of 1996 sales as higher volume from expanded manufacturing capacity and improved product mix more than offset lower pricing and the weakening of the Japanese yen relative to the U.S. dollar throughout 1997. The Asia Pacific market experienced similar declines in pricing, volume and product mix as did other geographic markets served by the Company. Net sales to Asia Pacific decreased 17.9% and comprised 13.9% of 1997 sales compared to 14.9% of 1996 sales. Product volume also declined due to the continued shift in sales from the Company to PHC and Taisil.

GROSS MARGIN. Gross margin as a percentage of net sales decreased to 12.6% in 1997 from 22.3% in 1996. Lower pricing and capacity utilization more than offset the slight improvement in product mix during 1997. The Company also completed the construction of its 200 millimeter silicon wafer facility at MEMC Southwest (the Company's 80%-owned joint venture in Sherman, Texas) and the expansion of its 200 millimeter epitaxial wafer facility in St. Peters which resulted in higher levels of training and start-up costs and contributed to the lower

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

capacity utilization. However, these expansions, which are dedicated to the production of 200 millimeter product, position the Company to respond to the demand for this diameter wafer, which analysts estimate grew approximately 28% industry wide in 1997.

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

EQUITY IN INCOME OF JOINT VENTURES. Equity in income of joint ventures decreased to $5.5 million in 1997 from $26.7 million in 1996. PHC recorded higher volumes and net sales; however, the impact of lower prices, a less favorable product mix and a work stoppage in the third quarter (and the subsequent ramp-up of operations) resulted in significantly reduced gross margins. For the year, PHC provided a contribution of $11.1 million compared to $34.1 million for 1996. Following the start-up and qualification of its operations, Taisil was able to generate net sales sufficient to keep pace with the increase in expenses as its capacity expanded. As a result, the Company's share of Taisil's loss of $5.6 million in 1997 and $7.4 million in 1996 is fairly consistent.

NET EARNINGS (LOSS). Lower pricing and capacity utilization coupled with higher start-up and training costs, research and development costs and interest expense, and lower equity in income of joint ventures resulted in a net loss of $4.5 million for 1997 compared to net earnings of $103.4 million for 1996.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company had $16.2 million of cash and cash equivalents compared to $30.1 million at December 31, 1997.

Cash flows from operating activities decreased to ($33.9) million for 1998 from $29.4 million for 1997. This $63.3 million decline was largely attributable to lower results from operations, an increase in deferred taxes, and a decrease in accounts payable, partially offset by a decrease in accounts receivable and inventories.

Accounts receivable of $98.5 million at December 31, 1998 decreased $56.2 million, or 36.3%, from $154.7 million at the end of 1997. This decrease is consistent with the 40.5% decrease in fourth quarter sales between the two years. Days' sales outstanding were 58.4 days at December 31, 1998 compared to
55.0 days at the end of 1997 based upon annualized fourth quarter sales for the respective years. This increase is attributable to lengthier collection periods in the Asian region in the fourth quarter of 1998.

Inventories declined $25.5 million, or 18.0%, from the prior year to $115.9 million at December 31, 1998. This decrease is primarily due to lower anticipated sales in the first quarter of 1999 compared to the year-ago period and a concerted effort by the Company to reduce raw materials and manage inventory levels. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments increased $11.7 million in 1998 to $19.6 million, as a result of declining sales and the resultant determination that certain goods in process, finished goods and spare parts were no longer salable or usable. Year-end inventories as a percentage of annualized fourth quarter sales increased from 13.8% at the end of 1997 to 18.8% at December 31, 1998, as a result of the significant sales decline in 1998 and the character of certain inventory items such as spare parts which do not fluctuate with sales levels.

The Company's net deferred tax assets increased $99.1 million to $127.8 million at December 31, 1998. Management believes it is more likely than not that, with its projections of future taxable income and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 1998.

In order to realize the net deferred tax assets existing at December 31, 1998, the Company will need to generate future taxable income of approximately $353 million. The Company's net operating loss (NOL) carryforwards total $410 million, of which $7 million will expire in 2001; $15 million will expire in 2002; $32 million will expire in 2003; $27 million will expire in 2012; and $329 million will expire in 2018. There can be no assurance, however, that the Company will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets.

Accounts payable decreased $33.6 million or 23.0% compared to the balance at the end of 1997 due to a significant reduction in capital expenditures and lower operating costs as a result of lower product volumes in the fourth quarter of 1998 compared to the year-ago period.

Capital expenditures decreased $177.8 million or 47.7% versus the prior year to $194.6 million. The 1998 capital expenditures primarily consisted of equipping the 300 millimeter pilot line in St. Peters, the 300 millimeter integrated development line in Utsunomiya, the granular polysilicon expansion at MEMC Pasadena and the installation of epitaxial reactors in Utsunomiya. The Company anticipates that it will reduce capital expenditures in 1999 to less than $85.0 million. At December 31, 1998, the Company had $38.8 million of committed capital expenditures related to the implementation of SAP worldwide and various manufacturing and technology projects.

Equity infusions in joint ventures increased $14.9 million to $25.5 million for 1998 and related solely to Taisil. Although Taisil has not yet generated positive net income, the Company does not consider its investment in Taisil to be impaired as of December 31, 1998 based on the following factors: the level of commitment by all of Taisil's shareholders; the growing Taiwanese silicon wafer market; increased customer qualifications and associated increased product volumes; and future anticipated positive operating cash flows.

At December 31, 1998, the Company maintained $927.2 million of committed long-term loan agreements, of which $873.7 million was outstanding. The Company also maintained $83.0 million of short-term lines of credit, of which $36.1 million was outstanding at year-end. The Company's weighted average cost of borrowing was 7.8% at December 31, 1998.

Total debt outstanding increased to $909.8 million at December 31, 1998 from $632.5 million at December 31, 1997. The total debt to total capital ratio at December 31, 1998 was 67.0%.

During September 1998, the Company received a three-year $100.0 million revolving credit facility from VEBA AG, the parent of the Company's majority stockholder. This is in addition to a $50.0 million credit facility from VEBA AG that was made available to the Company on June 30, 1998. VEBA AG and its affiliates agreed to extend until 2001 all of the Company's outstanding debt with VEBAAGand its affiliates maturing prior to January 1, 2001 (but only in the event the Company has used its best efforts to obtain replacement financing on equivalent terms).

As part of this agreement, the Company agreed to increase the interest rates payable on the Company's outstanding debt with VEBA AG and its affiliates to reflect interest rate spreads applicable to an average industrial borrower at a specified credit rating. These higher rates, which are in part attributable to extended terms, will result in an increase in interest expense of approximately $15.0 million per year based upon $679.6 million of debt outstanding with VEBA AG and its affiliates as of September 30, 1998. Prior to this debt re-negotiation, interest rates on the U.S. dollar and Japanese yen based loans outstanding with VEBA AG and its affiliates ranged from 2.1% to 7.6%. As a result of this debt re-negotiation, these loans will now have interest rates ranging from 3.4% to 10.2%. Additionally, all outstanding debt with VEBA AG and its affiliates maturing prior to January 1, 2001 which is extended at maturity will be repriced based upon then-current interest rates applicable to an average industrial borrower at a specified credit rating.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Subsequent to year-end, the Company received a $75.0 million short-term revolving credit facility from an affiliate of VEBAAG. The interest rate on the credit facility reflects interest rate spreads applicable to an average industrial borrower at a specified credit rating. Under the loan agreement, the Company cannot pledge any of its assets to secure additional financing. Management believes this will satisfy the Company's short-term liquidity needs.

During 1998, the Company repurchased 893,000 shares of common stock for a total of $15.7 million.

On October 22, 1998, the Company filed a registration statement with the Securities and Exchange Commission (SEC) for the sale of its common stock in a rights offering to existing stockholders except VEBA AG and its affiliates (the Offering). The Company expects approximately $91.1 million in aggregate net proceeds from the Offering, after paying estimated expenses, including fees to dealer managers. Immediately prior to the Offering, the Company will sell common stock to VEBA Zweite Verwaltungsgesellschaft mbH, an affiliate of VEBA AG (VEBA Zweite), for aggregate net proceeds of approximately $105.9 million. VEBA Zweite has also agreed to purchase all shares issuable upon exercise of the rights that are not subscribed for pursuant to the basic subscription privilege or the over-subscription privilege by other stockholders, subject to certain conditions that are customary in a firm commitment underwriting. The subscription price and number of shares will be determined based on the average share price during a period shortly before the effective date of the registration statement. The Company intends to use the proceeds from the Offering and the private placement to reduce debt outstanding under revolving credit agreements and for general corporate purposes. The Company expects the registration to be effective and the Offering to commence by the end of the first quarter of 1999. The private placement to VEBA Zweite will be consummated immediately prior to commencement of the Offering.

Management currently believes that cash generated from operations, together with the liquidity provided by existing cash balances and credit facilities and the anticipated proceeds from the private placement and the Offering will be sufficient to satisfy commitments for capital expenditures and other cash requirements into 2000. If the Offering is not completed, the Company may need to explore other future sources of capital.

The silicon wafer industry is highly capital intensive. Even with the proceeds from the private placement to VEBA Zweite and the Offering (if such transactions are consummated) and anticipated cash from operations, the Company may need to seek additional capital in order to fund all its future needs for capital expenditures, research and development, and marketing and customer service and support. The Company's capital needs depend on numerous factors, including its profitability and investment in capital expenditures and research and development.

Historically, the Company has funded its operations primarily through loans from VEBA AG and its affiliates, internally generated funds, and an initial public offering. To a lesser extent, the Company has raised funds by borrowing money from commercial banks. The Company will continue to explore and, as appropriate, enter into discussions with other parties regarding possible future sources of capital. Under the loan agreements between the Company and its principal lender, VEBA AG and its affiliates, the Company cannot pledge any of its assets to secure additional financing. The Company does not believe that it currently can obtain unsecured financing from third parties on better terms than those with VEBA AG and its affiliates.

For financial reporting purposes, both VEBA Corporation and VEBA AG include VEBA Corporation's share of the Company's net earnings or losses in their consolidated financial statements. The Company's recent losses have adversely affected VEBA Corporation's and VEBA AG's reported earnings. While the Company is not one of the focus areas of VEBA AG and its affiliates' future major investments, they have recently provided the Company with additional capital and have committed to provide substantial additional capital, as described herein. However, VEBA AG and its affiliates are not otherwise obligated to provide capital to the Company. There can be no assurance that VEBA AG and its affiliates will continue to provide capital to the Company in the future.

YEAR 2000

Many existing software programs, computers and other types of equipment were not designed to accommodate the Year 2000 and beyond. If not corrected, these computer applications and equipment could fail or create erroneous results. For the Company, this could disrupt purchasing, manufacturing, sales, finance and other support areas and affect the Company's ability to timely deliver silicon wafers with the exacting specifications required by the Company's customers, thereby causing potential lost sales and additional expenses.

STATE OF READINESS. The Company has created a Year 2000 Project Team that is comprised of a Program Office, including a Global Project Manager, Customer and Vendor Management groups, and Year 2000 representatives from all sites around the world, including the Company's unconsolidated joint ventures. This team is responsible for planning and monitoring all Year 2000 activities and reporting to the Company's executive management. The Company's Chief Financial Officer is the sponsor for the Year 2000 project and reports to the Company's Board of Directors on a periodic basis.

The Company's Year 2000 project encompasses both information and non-information systems within the Company as well as the investigation of the readiness of the Company's strategic suppliers/business partners. The Company's goal is to have all Year 2000 issues resolved by June 1999, with Year 2000 issues relating to the most critical business systems (i.e., financial, order processing) resolved by the first quarter of 1999. To that end, the Company has inventoried and assessed the Year 2000 readiness of the following:

- In-house Applications -- Those applications that are developed and supported in-house or purchased applications that are heavily customized and supported in-house. This classification also includes end-user-developed applications deemed critical to the business.

- Business Software (Purchased) -- Applications purchased from an outside vendor and used for automating business processes (i.e., financial systems, order processing systems, purchasing systems).

- Manufacturing Software (Purchased) -- Applications purchased from an outside vendor and used for automating manufacturing processes.

- Personal Computer Software (Purchased) -- All software packages resident on personal computers. This includes things such as operating systems, word processing software, communications software, project management software, and spreadsheet software.

- Infrastructure Software (Purchased) -- Purchased software used in the client/server and network environments.

- IT Hardware -- Information Technology hardware components including midrange machines, personal computers, printers, network hardware.

- Facilities & Utilities -- Components in the office and manufacturing supporting systems environments. Types of components include: copy machines, fax machines, telephone/communications systems, security systems, fire alarm/control, electrical, waste treatment, alarms, and air handlers.

- Manufacturing Equipment -- Shop floor equipment such as clean rooms, crystal pullers, epitaxial reactors, inspection, lab, lappers, laser markers, measurement tools, grinders, polishers, slicers, and wet benches.

IN-HOUSE APPLICATIONS. The Company is evaluating the extent to which modifications of the Company's in-house applications will be necessary to accommodate the Year 2000 and are modifying the Company's in-house applications to enable continued processing of data into and beyond the Year 2000. This phase of the Company's Year 2000 project is approximately 75% complete and the Company anticipates completing remediation and testing of the Company's in-house applications by the end of the first quarter of 1999.

PURCHASED SOFTWARE. The Company is obtaining, where feasible, contractual warranties from systems vendors that their products are or will be Year 2000 compliant. The Company has completed approximately 85%, 55% and 75% of its Year 2000 project related to business software, manufacturing software and personal computer software, respectively, and has completed its Year 2000 project related to infrastructure software. The Company expects this phase of its Year 2000 project to be completed by the end of the first quarter of 1999. The Company requires Year 2000 contractual warranties from all vendors of new software and hardware. In addition, the Company is testing newly purchased computer hardware and software systems in an effort to ensure their Year 2000 compliance.

EMBEDDED SYSTEMS. For in-house embedded systems, the Company is modifying its systems to enable the continuing functioning of equipment into and beyond the Year 2000. For third-party embedded systems, the Company is obtaining, where feasible, contractual warranties from systems vendors that their products are or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

will be Year 2000 compliant. The Company has completed this phase of its Year 2000 project for hardware and has completed approximately 65% and 55% of its Year 2000 project related to facilities and utilities, and manufacturing equipment, respectively. The Company anticipates that such embedded systems will be fully tested by June 1999.

SUPPLIERS/BUSINESS PARTNERS. The Company has also communicated with its strategic suppliers and equipment vendors seeking assurances that they will be Year 2000 ready. The Company's goal is to obtain as much detailed information as possible about its strategic suppliers/business partners' Year 2000 plans so as to identify those companies which appear to pose a significant risk of failure to perform their obligations to the Company as a result of the Year 2000. Detailed information regarding all of its strategic suppliers and equipment vendors has been compiled and Year 2000 audits are planned for the most critical suppliers. This will be an ongoing process during the Company's Year 2000 project. For those strategic suppliers and equipment vendors that do not respond as to their status or their response is not satisfactory, the Company intends to develop contingency plans to ensure that sufficient resources are available to continue with business operations.

COSTS TO ADDRESS THE YEAR 2000. Spending for modifications and updates is being expensed as incurred and is not expected to have a material impact on the Company's results of operations or cash flows. The cost of the Company's Year 2000 project is being funded through borrowings. The Company estimates that its total incremental Year 2000 expenditures will be in the range of $5 - $7 million. Through December 31, 1998, the Company has expended approximately $2.2 million of incremental costs consisting mainly of contract programmers and consulting costs associated with the evaluation, assessment and remediation of computer systems and manufacturing equipment. The Company anticipates that contract programming costs will be its most significant cost as the Year 2000 project proceeds to completion.

RISK ANALYSIS. Like most large business enterprises, the Company is dependent upon its own internal computer technology and relies upon the timely performance of its suppliers/business partners. A large-scale Year 2000 failure could impair the Company's ability to timely deliver silicon wafers with the exacting specifications required by its customers, thereby causing potential lost sales and additional expenses. The Company's Year 2000 project seeks to identify and minimize this risk and includes testing of its in-house applications, purchased software and embedded systems to ensure that all such systems will function before and after the Year 2000. The Company is continually refining its understanding of the risk the Year 2000 poses to its strategic suppliers/business partners based upon information obtained through its surveys. This refinement will continue into mid-1999.

CONTINGENCY PLANS. The Company's Year 2000 project includes the development of contingency plans for business critical systems and manufacturing equipment as well as for strategic suppliers/business partners to attempt to minimize disruption to its operations in the event of a Year 2000 failure. The Company will be formulating plans to address a variety of failure scenarios, including failures of its in-house applications, as well as failures of strategic suppliers/business partners. The Company anticipates it will complete Year 2000 contingency planning by March 1999.

YEAR 2000 CAUTIONARY STATEMENT. Year 2000 issues are widespread and complex. While the Company believes it will address them on a timely basis, the Company cannot guarantee that it will be successful or that these problems will not materially adversely affect its business or results of operations. To a large extent, the Company depends on the efforts of its customers, suppliers and other organizations with which it conducts transactions to address their Year 2000 issues, over which the Company has no control.

EURO CONVERSION

On January 1, 1999, eleven of the fifteen member countries of the European union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries have agreed to adopt the Euro as their common legal currency as of that date while still utilizing their local currency until January 1, 2002.

The Company has begun to assess the potential impact that may result from the Euro conversion. In addition to tax accounting considerations, the Company is also assessing the potential impact from the Euro conversion in a number of other areas, including the technical challenges to adapt information technology and other systems to accommodate Euro-denominated transactions; the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-coun-try basis; the impact on currency exchange costs and currency exchange rate risk; and the impact on existing contracts. While the Company will continue to assess the impact of the introduction of the Euro, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse effect on the Company's financial condition or results of operation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as assets or liabilities within the balance sheet, and requires both the derivatives and the underlying exposure to be recorded at fair value. Any gain or loss resulting from changes in fair value will be recorded as part of the results of operations, or as a component of comprehensive income or loss, depending upon the intended use of the derivative. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not believe that the implementation of this Statement will have a material adverse effect on its financial condition or results of operations.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. This Statement also requires that costs related to the preliminary project stage and the post-implementation/operations stage of an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not believe that the implementation of this Statement will have a material adverse effect on its financial condition or results of operations.

RISK FACTORS

Certain statements made in this report are or may constitute "forward looking statements". These include statements concerning the manner, timing and estimated savings and effects of the Company's restructuring activities; estimated cost reductions for the global purchasing, plant focus and other initiatives; the Company's expectations for an increase in market demand for silicon wafers and semiconductors and an easing of pressure on pricing and margins in the year 2000; the Company's expectations concerning its lack of profitability in 1999 and its ability to generate positive operating cash flows in the year 2000; implementation in MEMC plants of QS 9000 and ISO 14001 certification; the transfer of Spartanburg-based small diameter production activities to other existing locations; utilization of the restructuring reserve; realization of the net deferred tax asset as it relates to the Company's ability to generate future taxable income; capital expenditures in 1999; the expectations concerning Taisil and the Taiwanese silicon wafer market; the consummation of the pending private placement to VEBA Zweite and the Offering; the continued support of the Company by VEBA AG and its affiliates; and the status, effectiveness and projected completion of the Company's Year 2000 initiative.

Because these matters are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements. Factors that could cause actual results to differ materially include the demand for semiconductors worldwide; changes in the pricing environment for the Company's products; changes in financial market conditions; the economic conditions in the Asia Pacific region and Japan; actions taken by the Company's competitors; the willingness of the Company's customers to re-qualify Spartanburg-based production to other locations; the accuracy of assumptions made by the Company regarding savings from its restructuring activities; changes in interest and exchange rates; and those risk factors described in "Risk Factors" and set forth in our Form 10-K for the 1998 fiscal year.

Undue reliance should not be placed on these forward looking statements, which speak only as of the date that they are made. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The Company enters into currency swaps to minimize the risk and costs associated with its financing activities in currencies other than its functional currency. The Company does not hold derivatives for trading purposes.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal maturities and related weighted-average

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents. The instruments' actual cash flows are denominated in U.S. dollars (USD), Japanese Yen (JPY), and Italian Lira (ITL), as indicated in parentheses.

INTEREST RATE SENSITIVITY
Principal (Notional) Amount by Expected Maturity and Average Interest Rate

                                                                                                                          Fair Value
Dollars in thousands                  1999           2000         2001         2002        2003   Thereafter       Total    12/31/98
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Variable rate debt:
   Long-term debt - (USD)                                     $131,400                                          $131,400    $131,400
      Average interest rate                                       10.2%                                             10.2%

Fixed rate debt:
   Long-term debt - (USD)          $30,000(1)  $10,000(1)     $145,000     $100,000     $90,000     $200,000    $575,000    $542,593
   Long-term debt - (JPY)            8,610(1)   20,776(1)       44,410       31,461       4,219       45,504     154,980     154,581
   Long-term debt - (ITL)            2,517       2,288           2,347        1,926       1,220        2,002      12,300      12,670
------------------------------------------------------------------------------------------------------------------------------------
   Total fixed rate debt           $41,127     $33,064        $191,757     $133,387     $95,439     $247,506    $742,280    $709,844
      Average interest rate           7.2%        4.4%            7.5%         7.5%        8.4%         8.1%        7.6%

Total Fixed and Variable                                                                                        $873,680    $841,244
====================================================================================================================================

(1)The Company has the ability and intent to refinance all U.S. Dollar denominated debt in 1999 and 2000, all Japanese Yen denominated debt in 1999, and $8,610 of the Japanese Yen denominated debt in 2000 at interest rates reflecting new maturities to 2001 and interest rate spreads applicable to an average industrial borrower at a specified credit rating.

The Company routinely enters into forward currency exchange contracts in the regular course of its business to manage its exposure against foreign currencies. The Company had $30.8 million in foreign currency contracts outstanding at December 31, 1998 with an estimated fair value of $32.1 million. These contracts are for a short duration, generally less than six months, and their contract values approximate fair value. Thus, they have been omitted from the table below. In addition, the Company entered into foreign currency swaps to hedge a portion of its debt in Japan. For debt obligations, the table presents debt obligations which are held by the Company in a currency that is not its reporting currency.

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

Principal (Notional) Amount by Expected Maturity


                                                                                                               Fair Value
Dollars in thousands                                        1999              2000     2001     2002      Total 12/31/98)
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (US $ Functional Currency)
   Long-term debt - (JPY)                                 $8,610            $8,610   $8,610   $8,610    $34,440   $33,582
      Average interest rate                                  3.4%              4.1%     4.7%     5.2%       4.4%

CURRENCY SWAP AGREEMENTS
   Payment of Japanese Yen
   Notional amount                                                                   12,634              12,634    10,384
      Average contract rate                                                           79.15
-------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS



Year ended December 31,                                                                 1998              1997               1996
---------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
Net sales                                                                          $ 758,916          $986,673         $1,119,500
Cost of goods sold                                                                   790,745           861,914            869,315
---------------------------------------------------------------------------------------------------------------------------------
      Gross margin                                                                   (31,829)          124,759            250,185
Operating expenses:
   Marketing and administration                                                       73,515            70,715             79,680
   Research and development                                                           81,591            64,457             44,313
   Restructuring costs                                                               146,324                --                 --
---------------------------------------------------------------------------------------------------------------------------------
      Operating profit (loss)                                                       (333,259)          (10,413)            126,192
---------------------------------------------------------------------------------------------------------------------------------
Nonoperating (income) expense:
   Interest expense                                                                   45,832            14,743                494
   Interest income                                                                    (2,291)           (2,570)            (5,436)
   Royalty income                                                                     (4,628)           (8,186)            (6,158)
   Other, net                                                                          1,043            (4,070)             7,437
---------------------------------------------------------------------------------------------------------------------------------
      Total nonoperating (income) expense                                             39,956               (83)            (3,663)
=================================================================================================================================
      Earnings (loss) before income taxes, equity in income
         (loss) of joint ventures and minority interests                            (373,215)          (10,330)           129,855
Income taxes                                                                         (89,394)            2,769             51,942
---------------------------------------------------------------------------------------------------------------------------------
      Earnings (loss) before equity in income (loss) of joint
         ventures and minority interests                                            (283,821)          (13,099)            77,913
Equity in income (loss) of joint ventures                                            (43,496)            5,480             26,716
Minority interests                                                                    10,985             3,106             (1,241)
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                               $(316,332)       $   (4,513)        $   103,388
=================================================================================================================================
Basic earnings (loss) per share                                                 $     (7.80)       $    (0.11)        $      2.50
Diluted earnings (loss) per share                                               $     (7.80)       $    (0.11)        $      2.49
=================================================================================================================================
Weighted average shares used in computing basic
   earnings (loss) per share                                                      40,580,869        41,345,193         41,308,806
=================================================================================================================================
Weighted average shares used in computing diluted
   earnings (loss) per share                                                      40,580,869        41,345,193         41,534,412
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


December 31,                                                                                     1998               1997
------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
ASSETS
Current assets:
   Cash and cash equivalents                                                              $    16,168        $    30,053
   Accounts receivable, less allowance for doubtful accounts of
      $2,853 and $3,473 in 1998 and 1997, respectively                                         98,528            154,702
   Income taxes receivable                                                                     10,161             14,382
   Inventories                                                                                115,927            141,447
   Deferred tax assets, net                                                                    23,129             13,206
   Prepaid and other current assets                                                            35,225             23,185
------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                    299,138            376,975
Property, plant and equipment, net                                                          1,188,832          1,200,827
Investments in joint ventures                                                                  94,610            112,573
Excess of cost over net assets acquired, net of accumulated amortization of
   $5,128 and $3,752 in 1998 and 1997, respectively                                            48,396             49,772
Deferred tax asset, net                                                                       104,650             15,472
Other assets                                                                                   38,088             38,805
------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                         $1,773,714         $1,794,424
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current portion of long-term debt                            $    38,644        $   122,476
   Accounts payable                                                                           112,581            146,172
   Accrued liabilities                                                                         35,404             40,219
   Customer deposits                                                                           17,639              8,392
   Provision for restructuring costs                                                           37,299                  --
   Accrued wages and salaries                                                                  17,077             21,267
------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                               258,644            338,526
Long-term debt, less current portion                                                          871,163            510,038
Pension and similar liabilities                                                                92,466             76,837
Customer deposits                                                                              59,033             67,141
Other liabilities                                                                              45,126             26,901
------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                     1,326,432          1,019,443
------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                             48,242             59,227
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued
      or outstanding in 1998 or 1997                                                               --                 --
   Common stock, $.01 par value, 200,000,000 shares authorized, 41,436,421
      and 41,440,369 issued in 1998 and 1997, respectively                                        414                414
   Additional paid-in capital                                                                 574,188            574,317
   Retained earnings (accumulated deficit)                                                   (147,836)           168,496
   Accumulated other comprehensive loss                                                       (10,581)           (25,721)
   Unearned restricted stock awards                                                              (125)              (424)
   Treasury stock, at cost: 929,205 and 36,205 shares in 1998 and 1997, respectively          (17,020)            (1,328)
------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                              399,040            715,754
------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                           $1,773,714         $1,794,424
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



Year ended December 31,                                                              1998              1997               1996
------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Cash flows from operating activities:
   Net earnings (loss)                                                          $(316,332)      $    (4,513)         $ 103,388
   Adjustments to reconcile net earnings (loss) to net cash
      provided by (used in) operating activities:
         Depreciation and amortization                                            155,874           126,913             91,660
         Minority interests                                                       (10,985)           (3,106)             1,241
         Equity in (income) loss of joint ventures                                 43,496            (5,480)           (26,716)
         Restructuring costs                                                      104,704                --                 --
         (Gain) loss on sale of property, plant and equipment                       6,916            (4,766)               610
         Deferred compensation earned                                                 299               596              1,001
         Changes in assets and liabilities:
            Accounts receivable                                                    61,836           (36,051)            32,247
            Income taxes receivable                                                 4,655            (8,794)           (24,127)
            Inventories                                                            28,461           (46,445)           (11,126)
            Prepaid and other current assets                                       (1,203)            9,487            (10,638)
            Deferred taxes                                                        (98,074)          (17,783)            11,546
            Accounts payable                                                      (38,833)            3,976             19,221
            Accrued liabilities                                                    (7,792)            8,301             (8,257)
            Customer deposits                                                       (348)            17,806             69,626
            Accrued wages and salaries                                            (4,209)            (3,797)             1,749
            Other, net                                                             37,680            (6,915)            10,480
------------------------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) operating activities                (33,855)           29,429            261,905
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                          (194,610)         (372,416)          (590,049)
   Proceeds from sale of property, plant and equipment                              5,730            21,512                884
Equity infusions in joint ventures                                                (25,533)          (10,638)           (14,698)
   Dividend received from unconsolidated joint venture                                 --            11,263                 --
   Deposit with affiliate                                                              --                --             55,000
   Notes receivable from affiliates                                                (8,642)              212              2,376
------------------------------------------------------------------------------------------------------------------------------
               Net cash used in investing activities                             (223,055)         (350,067)          (546,487)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net short-term borrowings                                                       (8,843)           87,420             14,898
   Proceeds from issuance of long-term debt                                       515,313           248,553            222,166
   Principal payments on long-term debt                                          (248,936)          (18,693)            (2,060)
   Repurchase of common stock                                                     (15,692)               --             (1,328)
   Other                                                                             (129)              385              8,603
------------------------------------------------------------------------------------------------------------------------------
               Net cash provided by financing activities                          241,713           317,665            242,279
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                        1,312            (2,070)               207
------------------------------------------------------------------------------------------------------------------------------
               Net decrease in cash and cash equivalents                          (13,885)           (5,043)           (42,096)
Cash and cash equivalents at beginning of year                                     30,053            35,096             77,192
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $   16,168        $   30,053         $   35,096
==============================================================================================================================
Supplemental disclosures of cash flow information:
   Interest payments, net of amount capitalized                                $   48,179        $   21,204         $       --
   Income taxes paid                                                           $    9,794            18,020             57,590
==============================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                     Common Stock
                                 --------------------
                                                                        Retained    Accumulated    Unearned
                                    Number              Additional      Earnings          Other  Restricted
                                 of Shares       Par       Paid-in  (Accumulated  Comprehensive       Stock   Treasury
                                    Issued     Value       Capital      Deficit)  Income (Loss)      Awards      Stock       Total
----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands,
except per share data
Balance at December 31, 1995    41,399,998      $414      $569,959    $   69,621       $  4,717    $(2,016)   $     --   $ 642,695
                                                                                                                         =========
Comprehensive income:
   Net earnings                         --        --            --       103,388             --         --          --     103,388
   Net translation adjustment           --        --            --            --           (364)        --          --        (364)
                                                                                                                         ---------
Comprehensive income                                                                                                       103,024
                                                                                                                         =========
Stock plans, net                    70,973         1         3,392            --             --        (202)        --       3,191
                                                                                                                         ---------
Deferred compensation earned            --        --            --            --             --       1,001         --       1,001
                                                                                                                         ---------
Repurchase of common stock              --        --            --            --             --          --     (1,328)     (1,328)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996    41,470,971       415       573,351       173,009          4,353      (1,217)    (1,328)    748,583
                                                                                                                         =========
Comprehensive loss:
   Net loss                             --        --            --        (4,513)            --          --         --      (4,513)
   Net translation adjustment           --        --            --            --        (30,074)         --         --     (30,074)
                                                                                                                         ---------
Comprehensive loss                                                                                                         (34,587)
                                                                                                                         ---------
Stock plans, net                  (30,602)       (1)           966            --             --         197         --       1,162
                                                                                                                         ---------
Deferred compensation earned           --        --             --            --             --         596         --         596
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    41,440,369       414       574,317       168,496        (25,721)       (424)    (1,328)    715,754
                                                                                                                         ---------
Comprehensive loss:
   Net loss                             --        --            --      (316,332)            --          --         --    (316,332)
   Net translation adjustment           --        --            --            --         17,682          --         --      17,682
   Minimum pension liability
      (net of $1,625 tax)               --        --            --            --         (2,542)         --         --      (2,542)
Comprehensive loss                                                                                                        (301,192)
Stock plans, net                    (3,948)       --          (129)           --             --         129         --          --
Deferred compensation earned            --        --            --            --             --         170         --         170
Repurchase of common stock              --        --            --            --             --          --    (15,692)    (15,692)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,1998     41,436,421      $414      $574,188    $ (147,836)      $(10,581)    $  (125)  $(17,020)   $399,040
==================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands, except share data

--------------------------------------------------------------------------------

1 - NATURE OF OPERATIONS

MEMC Electronic Materials, Inc. and subsidiaries (the Company) is a leading manufacturer and worldwide supplier of electronic grade silicon wafers for the semiconductor industry. The Company has production facilities directly or through joint ventures in Italy, Japan, Malaysia, South Korea, Taiwan and the United States. The Company's customers are located throughout the world.

--------------------------------------------------------------------------------

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior period amounts have been reclassified to conform to the current year's presentation.

(b) Principles of Consolidation
The consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and its wholly and majority-owned subsidiaries. Investments of less than 50% in two joint venture companies are accounted for using the equity method. All significant intercompany transactions have been eliminated.

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

(e) Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over estimated service lives as follows:


                                                         Years
--------------------------------------------------------------
Land improvements                                         6-15
Buildings and building improvements                      10-30
Machinery and equipment                                   3-12
==============================================================

The Company capitalizes interest costs as part of the cost of constructing facilities and equipment. Interest costs of $5,521, $15,968 and $8,957 were capitalized in 1998, 1997 and 1996, respectively.

(f) Excess of Cost Over Net Assets Acquired
Excess of cost over net assets acquired (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Excess of cost over net assets acquired is reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the goodwill and related acquired assets that gave rise to the goodwill may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values. There is no indication of impairment of excess of cost over net assets acquired at December 31, 1998 or 1997.

(g) Computer Software Developed or Obtained for Internal Use
Costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage and the post- implementation/operations stage of an internal-use computer software development project are expensed as incurred.

(h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There is no indication of impairment of property, plant and equipment at December 31, 1998 or 1997.

(i) Impairment of Investments in Joint Ventures
Impairment of investments in joint ventures is measured by comparing the carrying amount of the asset to future net cash flows expected to be generated by the asset. In addition, the level of commitment of the joint venture's shareholders, the silicon wafer markets serviced by the joint ventures, and the level of customer qualifications at the joint ventures are also considered in assessing the impairment of the Company's investments in joint ventures. There is no indication of impairment of these investments at December 31, 1998 or 1997.

(j) Revenue Recognition
Revenues are recognized when products are shipped.

(k) Derivative Financial Instruments
The Company enters into forward exchange contracts to manage foreign currency exchange risk relating to current trade receivables with its foreign subsidiaries and current trade receivables with its customers denominated in foreign currencies (primarily Japanese yen and Deutsche mark). The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash flows resulting from foreign currency transactions will be adversely affected by changes in exchange rates. The Company does not hold or issue financial instruments for trading purposes.

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

(l) Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a component of accumulated other comprehensive income (loss).

(m) Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance has been established for deferred tax assets that the Company believes may not be realized. No provision is made for U.S. income taxes on unremitted earnings of the Company's consolidated non-U.S. subsidiaries, as the retention of such earnings is considered essential for continuing operations, or the additional taxes are considered to be minimal based upon available foreign tax credits.

(n) Stock-Based Compensation
The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (Opinion 25) and related Interpretations. Compensation expense related to restricted stock awards is recognized over the applicable vesting periods, and the unamortized portion of deferred compensation is reflected as a separate component of stockholders' equity. The Company does not issue equity instruments to non-employees.

(o) Comprehensive Income (Loss) Reclassification Adjustment
The Company's decision to forego construction of a new 200 millimeter facility at its joint venture in Malaysia and to withdraw from its small diameter joint venture in China resulted in a reclassification adjustment to comprehensive income (loss) in 1998 of approximately $9,500.

(p) Contingencies
Contingent liabilities are disclosed when management believes they are material to the Company's financial position. There are no such known contingent liabilities at December 31, 1998 or 1997.

--------------------------------------------------------------------------------

3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of the Company's cash, accounts receivable, income taxes receivable, short-term borrowings, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Consequently, such instruments are not included in the table below which provides information regarding the estimated fair values of other financial instruments, both on and off balance sheet, as follows:


December 31,                                        1998                                   1997
-----------------------------------------------------------------------------------------------------------
                                          Carrying         Estimated            Carrying          Estimated
                                            Amount        Fair Value              Amount         Fair Value
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Long-term debt                            $873,680          $841,244            $519,995           $522,970
Off-balance sheet financial instruments:
      Foreign currency contracts            30,846            32,139              69,842             67,810
      Currency swap contract                12,634            10,384              12,634              9,334
===========================================================================================================


The fair value of each long-term debt facility is based upon the amount of future cash flows associated with each instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms.

The Company has entered into forward exchange contracts with VEBA AG and its affiliates to manage foreign currency exchange risk relating to current trade sales with its foreign subsidiaries and current trade sales with its customers denominated in foreign currencies (primarily Japanese yen and Deutsche mark), and a currency swap contract relating to foreign currency denominated intercompany loans. The Company believes its hedging arrangements with VEBA AG and its affiliates allow for transactions on a basis that is comparable to terms available from unrelated third-party financial intermediaries.

The fair values of the forward and the currency swap contracts were a net gain to the Company of $957 and $5,332, as measured by the amount that would have been paid to liquidate and repurchase all open contracts as of December 31, 1998 and 1997, respectively. Deferred losses for intercompany loans totaled $2,897 and $3,437 at December 31, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

4 - CONCENTRATION OF CREDIT RISK

The Company sells products to customers in the semiconductor industry which are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. The primary customers in this industry are well capitalized and the concentration of credit risk is considered minimal due to the Company's customer base. Sales to the Company's largest customer were 20.3%, 20.0% and 16.8% of net sales in 1998, 1997 and 1996, respectively. No other customer constituted 10% or more of net sales in 1998, 1997 or 1996.

--------------------------------------------------------------------------------

5 - RESTRUCTURING COSTS

During the second quarter of 1998, the Company decided to close its small diameter wafer facility in Spartanburg, South Carolina and to withdraw from its 60%-owned joint venture in a small diameter wafer operation in China. These actions were taken because (1) a number of semiconductor manufacturers have been running their larger diameter manufacturing lines in preference to their small diameter lines in order to gain production efficiencies; (2) a number of semiconductor manufacturers recently have undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and (3) management believes that small diameter wafer capacity will exceed demand even after the semiconductor industry begins to recover. The Company also decided to forego construction of a new 200 millimeter wafer facility at its 75%-owned joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that the Company has experienced for these wafers.

The Company recorded a charge to operations of $121,670 (of which $81,325 is non-cash) related to the above actions.

Restructuring activity since the provision for restructuring costs was recorded is as follows:


                                                                                                 Balance at
                                                                                   Amount       December 31,
                                                                Provision         utilized             1998)
------------------------------------------------------------------------------------------------------------
Dollars in thousands
Asset impairment/write-off:
   Spartanburg property, plant and equipment                    $ 36,300          $36,300          $     --
   Malaysian joint venture assets                                 28,000           25,195             2,805
   Chinese joint venture assets                                   13,800            9,642             4,158
   Other infrastructure                                            3,225            3,225                --
------------------------------------------------------------------------------------------------------------
   Total                                                          81,325           74,362             6,963
------------------------------------------------------------------------------------------------------------
Dismantling and related costs:
   Dismantling costs                                              11,345            1,039            10,306
   Costs incurred by equipment supplier                            5,000            5,000                --
   Environmental costs                                             3,500               11             3,489
   Operating leases                                                3,000               --             3,000
   Other                                                           3,000               --             3,000
------------------------------------------------------------------------------------------------------------
   Total                                                          25,845            6,050            19,795
------------------------------------------------------------------------------------------------------------
Personnel costs                                                   14,500            3,959            10,541
------------------------------------------------------------------------------------------------------------
Total restructuring costs                                       $121,670          $84,371           $37,299
===========================================================================================================

The assets for which an impairment loss has been recorded or which have or will be written-off are primarily property, plant and equipment that cannot be sold or used at other Company facilities. Accordingly, these assets have been written down to net realizable value. The net balance of Spartanburg property, plant and equipment before and after the write-off was $50,965 and $14,665, respectively. Additionally, the Company wrote-off architectural design and site preparation fees and costs incurred to develop a computer integrated manufacturing system for the Malaysian joint venture that do not have applicability elsewhere within the Company. Ongoing operating expenses until plant closure associated with the Spartanburg facility will continue to be recorded as period costs. Costs relating to the relocation and installation of equipment from the Spartanburg facility to other sites will be capitalized as incurred.

The Chinese joint venture assets represent the operating assets of the Company's 60%-owned joint venture in China. The Company anticipates ceding its interest in the operating assets of the joint venture to the partner in the joint venture, with which the Company has no other interest, and receiving de minimus proceeds in conjunction with its withdrawal.

The provision for dismantling and related costs primarily relates to the Spartanburg facility and includes estimates for the dismantling of the facility, collection and disposal of process chemicals, decontamination of manufacturing equipment, modification of the wastewater treatment facility, remaining operating lease payments on equipment that will not be used elsewhere in the Company and scrapping charges. Environmental remediation costs of $3,500 relating to the closure of the Spartanburg facility were accrued in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

Personnel costs of $12,200 represent the expected severance cost of involuntary terminations for all hourly and salaried employees at the Spartanburg facility whom the Company does not expect to relocate elsewhere within the organization. At December 31, 1998, approximately 240 of these employees had not yet been terminated. An additional $2,300 restructuring charge relates to severance benefits for certain employees at other MEMC sites.

In addition to the restructuring activities discussed above, the Company recorded a $24,654 charge for a voluntary severance program for approximately 600 hourly and salaried U.S. employees. All of this amount was paid to participants as of December 31, 1998.

Of the $37,299 restructuring reserve at December 31, 1998, approximately $7,000 is non-cash. Half of the approximately $30,000 remaining reserve is expected to be paid out in the first half of 1999. During this time, the Company will transfer the small diameter production activities of the Spartanburg facility to other existing Company locations. The remaining half is expected to be expended by 1999 year-end and relates primarily to dismantling costs associated with the Spartanburg facility.

--------------------------------------------------------------------------------

6 - INVENTORIES

Inventories consist of the following:


December 31,                                                                 1998                      1997
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Raw materials and supplies                                               $ 59,722                  $ 65,369
Goods in process                                                           33,612                    37,996
Finished goods                                                             22,593                    38,082
-----------------------------------------------------------------------------------------------------------
                                                                         $115,927                  $141,447
===========================================================================================================

--------------------------------------------------------------------------------

7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:
December 31,                                                                 1998                      1997
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Land and land improvements                                            $    14,404                $   13,055
Buildings and building improvements                                       484,820                   435,740
Machinery and equipment                                                 1,110,195                 1,001,846
===========================================================================================================
                                                                        1,609,419                 1,450,641
Less accumulated depreciation                                             569,327                   465,384
-----------------------------------------------------------------------------------------------------------
                                                                        1,040,092                   985,257
Construction in progress                                                  148,740                   215,570
-----------------------------------------------------------------------------------------------------------
                                                                       $1,188,832                $1,200,827
===========================================================================================================

--------------------------------------------------------------------------------

8 - INVESTMENTS IN JOINT VENTURES

The Company has a 40% interest in POSCO Hulls Co. Ltd. (PHC), a company formed to manufacture and sell silicon wafers in South Korea, and a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell silicon wafers in Taiwan.

During 1998, 1997 and 1996, the Company earned $4,628, $8,186 and $6,158, respectively, from these unconsolidated joint ventures under royalty agreements. Sales by these unconsolidated joint ventures of intermediate and finished product to the Company totaled $34,479, $32,313 and $89,723 in 1998, 1997 and 1996, respectively.

The Company provides PHC and Taisil with debt guarantees totaling $581 and $74,711, respectively. At December 31, 1998, PHC and Taisil had $581 and $74,711, respectively, in standby letters of credit and borrowings outstanding against these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the results of operations for 1998, 1997 and 1996, and financial position as of December 31, 1998 and 1997 of the Company's unconsolidated joint ventures follows:


December 31,                            1998               1997              1996
-----------------------------------------------------------------------------------
Dollars in thousands
Total:
   Net sales                         $ 179,643          $ 277,492         $ 282,310
   Gross margin                        (33,668)            54,120           107,366
   Net earnings (loss)                (101,596)            15,274            68,847
-----------------------------------------------------------------------------------
The Company's share -
   Net earnings (loss)               $ (43,496)         $   5,480         $  26,716
-----------------------------------------------------------------------------------
Current assets                       $ 169,532          $ 147,644
Noncurrent assets                      488,634            565,201
-----------------------------------------------------------------
   Total assets                        658,166            712,845
-----------------------------------------------------------------
Current liabilities                    165,157            155,038
Noncurrent liabilities                 266,352            284,736
-----------------------------------------------------------------
   Total liabilities                   431,509            439,774
Interests of others                    132,047            160,498
-----------------------------------------------------------------
   The Company's investments         $  94,610          $ 112,573
-----------------------------------------------------------------

The Company's share of undistributed retained earnings (deficit) of unconsolidated joint ventures was approximately ($27,406) and $16,090 at December 31, 1998 and 1997, respectively. In 1997, the Company received a dividend from PHC of $11,263.

The Company's unconsolidated joint ventures have net sales denominated in or based on the U.S. dollar and manufacturing expenses primarily denominated in the U.S. dollar, Korean won and New Taiwanese dollar. PHC also has significant debt denominated in the U.S. dollar and Korean won. Likewise, Taisil has significant debt denominated in the U.S. dollar and New Taiwanese dollar. PHC and Taisil use the U.S. dollar as their functional currency for U.S. GAAP purposes and do not hedge net Korean won or New Taiwanese dollar exposures.

--------------------------------------------------------------------------------

9 - SHORT-TERM BORROWING AGREEMENTS AND LINES OF CREDIT

Interest expense related to short-term borrowings with an affiliate was $4,195, $1,667 and $181 in 1998, 1997 and 1996, respectively.

The Company has unsecured borrowings from banks of approximately $36,000 at December 31, 1998, under approximately $83,000 of short-term loan agreements which bear interest at various rates ranging from 1.0% to 11.1% and are renewable annually. The interest rate on the borrowings is negotiated at the time of the borrowings.

Commitment fees of 1/4 of 1% are paid on the unused portion of the lines of credit. The Company's weighted average interest rate on short-term borrowings was 3.3% and 4.9% at December 31, 1998 and 1997, respectively, and was favorably impacted by interest rates in Japan.

10 - LONG-TERM DEBT

--------------------------------------------------------------------------------



Long-term debt consists of the following:
December 31,                                                                 1998            1997
---------------------------------------------------------------------------------------------------
Dollars in thousands
Owed to affiliates:
   Note with interest payable semiannually at 6.7%, due in 1998           $    -(1)        $ 25,000
   Notes with interest payable semiannually at rates ranging from
      2.1% to 7.2%, due in 1999                                                -(1)          37,690
   Notes with interest payable semiannually at rates ranging from
      2.5% to 6.4%, due in 2000                                                -(1)          17,690
   Notes with interest payable semiannually at rates ranging from
      2.9% to 10.2%, due in 2001                                           342,230           77,690
   Notes with interest payable semiannually at rates ranging from
      3.2% to 9.7%, due in 2002                                            108,610           82,690
   Notes with interest payable semiannually at rates ranging from
      6.4% to 8.8%, due in 2003                                             90,000           40,000
   Notes with interest payable semiannually at rates ranging from
      6.5% to 9.7%, due in 2004                                            125,000          100,000
   Notes with interest payable semiannually at rates ranging from
      7.3% to 9.6%, due in 2005                                             75,000           75,000
---------------------------------------------------------------------------------------------------
Total owed to affiliates                                                   740,840          455,760
---------------------------------------------------------------------------------------------------


Owed to nonaffiliates:
   Note with interest payable semiannually at 4.1%, due in 1998                  -            7,690
   Notes with interest payable semiannually at rates ranging from
      1.7% to 2.2%, due in 2001                                             17,220           15,380
   Notes with interest payable semiannually at rates ranging from
      1.6% to 1.7%, due in 2000 through 2002                                43,050           15,380
   Notes with interest payable semiannually at rates ranging
      from 1.5% to 8.9%, due in 1999 through 2017                           72,570           25,785
---------------------------------------------------------------------------------------------------
Total owed to nonaffiliates                                                132,840           64,235
---------------------------------------------------------------------------------------------------
Total long-term debt                                                       873,680          519,995
Less current portion                                                         2,517            9,957
---------------------------------------------------------------------------------------------------
                                                                          $871,163         $510,038
===================================================================================================




(1)In 1998, VEBAAG and its affiliates agreed to extend these notes until 2001.

The Company has long-term committed loan agreements of approximately $927,000 at December 31, 1998, of which approximately $874,000 is outstanding. Commitment fees of 1/4 of 1% are paid on the unused portion of committed loan agreements. The Company has approximately $53,000 of available long-term loan agreements with affiliates at December 31, 1998. Under the terms of certain of these long-term loan agreements owed to affiliates, the Company cannot pledge any of its assets to secure additional financing.

Interest expense related to long-term notes payable to affiliates was $43,567, $25,633 and $7,337 in 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The aggregate amounts of long-term debt maturing subsequent to December 31, 1998 are as follows:
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
1999                                                                                              $   2,517
2000                                                                                                 14,454
2001                                                                                                380,377
2002                                                                                                133,387
2003                                                                                                 95,439
Thereafter                                                                                          247,506
-----------------------------------------------------------------------------------------------------------
                                                                                                   $873,680
-----------------------------------------------------------------------------------------------------------


In October 1996, the Company entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of the Company's St. Peters facility. In total, approximately $252 million of industrial revenue bonds were issued to the Company by the City of O'Fallon, of which at December 31, 1998 and 1997, $215 million and $210 million was outstanding, respectively.


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

--------------------------------------------------------------------------------

11 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

Common Stock

Holders of the $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock.

The Company does not anticipate paying dividends in the foreseeable future. The declaration and payment of future dividends by the Company, if any, will be at the sole discretion of the Board of Directors.

Stock-Based Compensation

The Company has an Equity Incentive Plan (the Plan) that provides for the award of incentive and non-qualified stock options, restricted stock and performance shares. Total shares authorized for grant under the Plan are 3,597,045. Non-qualified stock options to employees are typically granted on January 1 and vest at a rate of 25% annually over four years. Non-qualified stock options to non-employee directors are also typically granted on January 1 but vest at a rate of 33 1/3% annually over three years. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and each option's maximum term is 10 years. Total restricted shares awarded in 1997 and 1996 were 1,300 and 38,200, respectively, with weighted average fair values of $22.50 and $33.46, respectively. Total compensation cost recognized for these awards in 1998, 1997 and 1996 was $170, $596 and $1,001, respectively.

The Company applies Opinion 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for non-qualified stock options granted under the Plan. Had compensation cost been determined for the Company's non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company would have reported the following amounts indicated below:




Year ended December 31,                              1998                     1997                     1996
-----------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
Net earnings (loss):
   As reported                                 $(316,332)                 $(4,513)                 $103,388
   Pro forma                                    (319,627)                  (6,551)                  101,820
Basic earnings (loss) per common share:
   As reported                                     (7.80)                   (0.11)                     2.50
   Pro forma                                       (7.88)                   (0.16)                     2.46
Diluted earnings (loss) per common share:
   As reported                                     (7.80)                   (0.11)                     2.49
   Pro forma                                       (7.88)                   (0.16)                     2.45
-----------------------------------------------------------------------------------------------------------



The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rate of 5.7%, 6.1% and 6.5%; expected life of six years for all periods; expected volatility of 51.4%, 44.8% and 36.4%; expected dividends of zero percent for all periods.

A summary of the Company's Plan activity with respect to stock options is presented below:


                                                                        Weighted-                 Weighted-
                                                                          Average        Average Fair Value
                                                   Shares            Option Price        of Options Granted
-----------------------------------------------------------------------------------------------------------
Year ended December 31, 1998
Outstanding at beginning of year                1,024,292                  $24.92
Granted                                           887,300                   15.06                     $8.40
Exercised                                               -                       -
Canceled                                        (138,418)                   23.31
-----------------------------------------------------------------------------------------------------------
Outstanding at end of year                      1,773,174                  $20.11
-----------------------------------------------------------------------------------------------------------
Options exercisable at year-end                   894,065                  $22.99
===========================================================================================================

Year ended December 31, 1997
Outstanding at beginning of year                  965,838                  $25.32
Granted                                           177,352                   22.56                    $11.94
Exercised                                        (12,298)                   27.23
Canceled                                        (106,600)                   24.36
-----------------------------------------------------------------------------------------------------------
Outstanding at end of year                      1,024,292                  $24.92
-----------------------------------------------------------------------------------------------------------
Options exercisable at year-end                   516,674                  $24.77
===========================================================================================================

Year ended December 31, 1996
Outstanding at beginning of year                  914,694                  $24.00
Granted                                           141,300                   32.99                    $15.54
Exercised                                        (36,333)                   24.00
Canceled                                         (53,823)                   24.00
-----------------------------------------------------------------------------------------------------------
Outstanding at end of year                        965,838                  $25.32
-----------------------------------------------------------------------------------------------------------
Options exercisable at year-end                   146,733                  $24.53
===========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of information about non-qualified stock options outstanding at December 31, 1998 is presented below:




                                                              Options Outstanding
                                        -------------------------------------------------------------------
                                                   Number        Weighted-Average                 Weighted-
Range of                                   Outstanding at               Remaining                   Average
Exercise Prices                         December 31, 1998        Contractual Life            Exercise Price
-----------------------------------------------------------------------------------------------------------
$24.00                                            618,424               6.5 years                    $24.00
$32.63-49.50                                      126,900               7.0 years                     32.81
$22.50-29.00                                      157,750               8.0 years                     22.57
$3.13-15.25                                       870,100               9.0 years                     15.05
-----------------------------------------------------------------------------------------------------------
$3.13-49.50                                     1,773,174               7.9 years                    $20.11
===========================================================================================================



                                                                         Exercisable Options Outstanding
                                                            -----------------------------------------------
Range of                                                    Number Exercisable at          Weighted-Average
Exercise Prices                                                 December 31, 1998            Exercise Price
-----------------------------------------------------------------------------------------------------------
$24.00                                                                    537,781                    $24.00
$32.63-49.50                                                               87,300                     32.78
$22.50-29.00                                                               85,584                     22.58
$3.13-15.25                                                               183,400                     15.25
-----------------------------------------------------------------------------------------------------------
$3.13-49.50                                                               894,065                    $22.99
===========================================================================================================

--------------------------------------------------------------------------------

12 - EARNINGS (LOSS)  PER SHARE

A reconciliation of the numerator and denominator of the earnings (loss) per share calculations is provided for all periods presented. The numerator for basic and diluted earnings (loss) per share is net earnings (loss) for all periods presented. The denominator for basic and diluted earnings (loss) per share for 1998, 1997 and 1996 follows:


Year ended December 31,                              1998                    1997                      1996
-----------------------------------------------------------------------------------------------------------
Weighted-average shares used for
   basic earnings (loss) per share             40,580,869              41,345,193                41,308,806
Effect of dilutive securities:
   Restricted stock                                     -                       -                    74,579
   Stock options                                        -                       -                   151,027
-----------------------------------------------------------------------------------------------------------
Weighted-average shares used for
   diluted earnings (loss) per share           40,580,869              41,345,193                41,534,412
===========================================================================================================



Options outstanding at December 31, 1998, 1,773,174 shares, were not included in the computation of diluted loss per share during 1998, because they were antidilutive.

In January 1999, the Company granted options to purchase 647,600 shares of common stock at $8.50 to $10.50 per share. These options will expire in January 2008.

--------------------------------------------------------------------------------

13 - INCOME TAXES

Earnings (loss) before income taxes, equity in income (loss) of joint ventures and minority interests are as follows:




Year ended December 31,                                           1998                 1997               1996
------------------------------------------------------------------------------------------------------------------
Dollars in thousands
U.S.                                                              $(349,573)         $ (59,702)         $  57,200
Foreign                                                             (23,642)            49,372             72,655
-----------------------------------------------------------------------------------------------------------------
                                                                  $(373,215)         $ (10,330)         $ 129,855
=================================================================================================================
Income tax expense consists of the following:
                                                                   Current            Deferred            Total
-----------------------------------------------------------------------------------------------------------------
Dollars in thousands
Year ended December 31, 1998:
   U.S. federal                                                   $   1,524          $(103,435)         $(101,911)
   State and local                                                    2,207             (4,534)            (2,327)
   Foreign                                                            4,790             10,054             14,844
-----------------------------------------------------------------------------------------------------------------
                                                                  $   8,521          $ (97,915)         $ (89,394)
=================================================================================================================
Year ended December 31, 1997:
   U.S. federal                                                   $  (5,764)         $ (18,712)         $ (24,476)
   State and local                                                     (924)              (398)            (1,322)
   Foreign                                                           25,766              2,801             28,567
-----------------------------------------------------------------------------------------------------------------
                                                                  $  19,078          $ (16,309)         $   2,769
-----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996:
   U.S. federal                                                   $   5,425          $   5,420          $  10,845
   State and local                                                    2,778               (133)             2,645
   Foreign                                                           33,756              4,696             38,452
-----------------------------------------------------------------------------------------------------------------
                                                                  $  41,959          $   9,983          $  51,942
=================================================================================================================


Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 1998, 1997 and 1996 to earnings (loss) before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:



Year ended December 31,                                1998                 1997               1996
----------------------------------------------------------------------------------------------------
Dollars in thousands
Income tax at federal statutory rate                 $(130,625)         $  (3,616)         $  45,449
Increase (reduction) in income taxes
   resulting from:
      Change in the balance of the valuation
         allowance for deferred tax assets
         allocated to income tax expense                19,386             (4,738)            (3,200)
      Foreign tax differences                           15,310             13,511             12,323
      State income taxes, net
         of federal benefit                             (1,513)              (859)             1,719
      Investment incentives                               (600)              (916)            (1,809)
      Malaysian joint venture charges                    5,552                  -                  -
      Other, net                                         3,096               (613)            (2,540)
----------------------------------------------------------------------------------------------------
                                                     $ (89,394)         $   2,769          $  51,942
====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


December 31,                                                                          1998                   1997
-----------------------------------------------------------------------------------------------------------------
Dollars in thousands

Deferred tax assets:
   Inventory, principally due to additional costs inventoried for tax purposes and/or financial reserves recorded to state
      inventories at net realizable values                                            $   7,427          $   5,584
   Accruals for expenses currently not deductible for tax purposes                       40,936             11,115
   Pension, medical and other employee benefits, principally due
      to accrual for financial reporting purposes                                        37,433             31,838
   Net operating loss carryforwards                                                     160,640             14,175
   Investment tax credit carryforwards                                                    1,456              1,456
   Alternative minimum tax credit carryforwards                                           3,427              3,737
   Foreign tax credit carryforwards                                                           -             21,407
   Other                                                                                  1,151                498
------------------------------------------------------------------------------------------------------------------
      Total gross deferred tax assets                                                   252,470             89,810
   Less valuation allowance                                                             (42,166)           (11,408)
------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                           210,304             78,402
------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Property, plant and equipment, principally due to differences
      in depreciation and capitalized interest                                          (80,505)           (45,480)
   Other                                                                                 (2,020)            (4,244)
------------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                                    (82,525)           (49,724)
------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                         $ 127,779          $  28,678
==================================================================================================================

Net deferred tax assets were classified in the consolidated balance sheets as follows:

December 31,                                                                               1998               1997
   ---------------------------------------------------------------------------------------------------------------
Dollars in thousands
Current deferred tax assets, net                                                      $  23,129          $  13,206
Noncurrent deferred tax assets, net                                                     104,650             15,472
------------------------------------------------------------------------------------------------------------------
                                                                                      $ 127,779          $  28,678
------------------------------------------------------------------------------------------------------------------



The Company's net deferred tax assets increased $99.1 million to $127.8 million at December 31, 1998. Management believes it is more likely than not that, with its projections of future taxable income and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 1998.

In order to realize the net deferred tax assets existing at December 31, 1998, the Company will need to generate future taxable income of approximately $353 million. The Company's net operating loss (NOL) carryforwards total $410 million, of which $7 million will expire in 2001; $15 million will expire in 2002; $32 million will expire in 2003; $27 million will expire in 2012; and $329 million will expire in 2018. There can be no assurance, however, that the Company will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets. The Company also has AMT credit carryforwards of $3,427 and net investment tax credit carryforwards available of $1,456. Utilization of $7,053 of loss carryforwards and all of the investment tax credit carryforwards are subject to limitation under Internal Revenue Code Sections 382 and 383, respectively. Pursuant to these Internal Revenue Code sections, the amount of combined loss and tax credit carryforwards that may be utilized is limited to approximately $2,000 per year. Under Internal Revenue Service regulations, the investment tax credit carryforwards are not permitted to reduce income tax expense until the year 2000.

--------------------------------------------------------------------------------

14 - PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has a noncontributory defined benefit plan covering most U.S. employees. Benefits for this plan are based on years of service and qualifying compensation during the final years of employment. The Company complies with federal funding requirements. The Company also has a nonqualified plan under the Employee Retirement Income Security Act of 1974, which provides benefits not otherwise payable under the above plan due to Internal Revenue Code restrictions. Eligibility for participation in this plan requires coverage under the above plan and other specific circumstances.

In addition, the Company sponsors a health care plan that provides postretirement medical benefits to full-time U.S. employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

In 1998, the Company changed the measurement date for the defined benefit plans from December 31 to September 30 to improve administrative efficiencies and the timeliness and accuracy of its financial reporting and planning process. The effect on retirement plan expense was not material to the consolidated financial statements.

Net periodic pension cost consists of the following:



                                                        Pension Plans                          Health Care Plan
                                           ----------------------------------------------------------------------------
Year ended December 31,                      1998          1997          1996         1998          1997         1996
-----------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Service cost                             $  8,134      $  8,178      $  6,449      $  1,791      $  2,441      $  2,552
Interest cost                               9,128         7,937         6,121         2,995         3,468         3,435
Expected return on plan assets             (7,219)       (6,189)       (5,316)           --            --            --
Amortization of service costs                 501           576            68        (1,010)         (206)           --
Net actuarial loss/(gain)                     818           562           443            47           (76)            3
Curtailment (gain) recognized               4,381            --            --          (148)           --            --
Cost of special termination benefits           --         1,067            --         1,023            --            --
-----------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost             $ 15,743      $ 12,131      $  7,765      $  4,698      $  5,627      $  5,990
=======================================================================================================================

The following summarizes the change in benefit obligation, change in plan assets and funded status of the Company's plans:


                                                    Pension Plans                  Health Care Plan
                                                    -----------------------------------------------
                                                  1998           1997          1998            1997
---------------------------------------------------------------------------------------------------
Dollars in thousands
Change in benefit obligation:
   Benefit obligation at January 1            $ 134,408      $ 104,246      $  38,751      $  51,057
   Service cost                                   6,235          8,179          1,407          2,441
   Interest cost                                  6,919          7,939          2,128          3,468
   Amendments                                       140          8,685             --        (13,768)
   Actuarial (gain)/loss                          6,123         12,317          3,899         (3,673)
   Benefits paid                                (18,494)        (6,958)          (773)          (774)
   Curtailments                                   2,144             --          6,138             --
   Special termination benefits                       -             --          1,023             --
----------------------------------------------------------------------------------------------------
      Benefit obligation at December 31         137,475        134,408         52,573         38,751
----------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at January 1        94,707         75,155             --             --
   Actual return on plan assets                   6,744         14,846             --             --
   Employer contributions                         2,155         11,664            773            774
   Benefits paid                                (18,494)        (6,958)          (773)          (774)
----------------------------------------------------------------------------------------------------
      Fair value of plan assets
         at December 31                          85,112         94,707             --             --
----------------------------------------------------------------------------------------------------
   Funded status                                (52,363)       (39,701)       (52,573)       (38,751)
   Unrecognized prior service cost                4,726         18,813         (8,495)       (14,484)
   Unrecognized net actuarial (gain)/loss        20,511          7,324          2,596         (1,604)
   Fourth quarter contribution                      801             --             --             --
----------------------------------------------------------------------------------------------------
      Accrued benefit cost                    $ (26,325)     $ (13,564)     $ (58,472)     $ (54,839)
----------------------------------------------------------------------------------------------------
Amounts recognized in statement
   of financial position:
      Accrued benefit liability               $ (31,396)     $ (13,860)     $ (58,472)     $ (54,839)
      Fourth quarter contribution                   801             --             --             --
      Intangible asset                              109            296             --             --
      Accumulated other
         comprehensive income                     4,161             --             --             --
----------------------------------------------------------------------------------------------------
      Accrued pension expense                 $ (26,325)     $ (13,564)     $ (58,472)     $ (54,839)
====================================================================================================


Pension plan assets consist principally of insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $137,475, $109,865 and $85,112, respectively, as of December 31, 1998, and $8,457, $7,698 and $547, respectively, as of December 31, 1997.

The Company recognized the curtailments and the special termination benefits related to the closure of the Spartanburg facility and the voluntary severance program offered to employees during 1998.

The following is a table of the actuarial assumptions:


                                                    Pension Plans                     Health Care Plan
                                               -----------------------------------------------------------
Year ended December 31,                         1998                1997             1998             1997
----------------------------------------------------------------------------------------------------------
Weighted-average assumptions
   as of December 31
Discount rate                                  6.75%               7.00%            6.75%            7.00%
Expected return on plan assets                 8.00%               8.00%              N/A              N/A
Rate of compensation increase                  4.50%               4.50%            4.50%            4.50%
==========================================================================================================



For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5% by the year 2001 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage change in assumed health care cost trend would have the following effects:


                                                                   One-Percentage-             One-Percentage-
                                                                    Point Increase              Point Decrease
---------------------------------------------------------------------------------------------------------------
Dollars in thousands
Effect on total service and
   interest cost components                                               $  58                     $  (56)
Effect on postretirement
   benefit obligation                                                      $190                      $(186)
===============================================================================================================



The Company has pension plans for its foreign subsidiaries. The aggregate pension expense and liability are not material to the consolidated financial statements.

--------------------------------------------------------------------------------

15 - RETIREMENT SAVINGS PLAN

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees with more than one year of service. Company contributions included in results of operations totaled $4,012, $4,138 and $3,656 for 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

16 - COMMITMENTS AND CONTINGENCIES

The Company leases buildings, equipment and automobiles under operating leases. Rental expense under these leases was $28,733, $23,789 and $17,262 in 1998, 1997 and 1996, respectively. Minimum aggregate future rental obligations under leases having remaining terms of one year or more at December 31, 1998, are as follows:


Dollars in thousands
1999                                                                           $22,603
2000                                                                            14,275
2001                                                                             4,188
2002                                                                                62
2003                                                                                --
Thereafter                                                                          --
--------------------------------------------------------------------------------------
                                                                               $41,128
======================================================================================

--------------------------------------------------------------------------------

17 - GEOGRAPHIC SEGMENTS

The Company is engaged in one reportable segmen-the design, manufacture and sale of electronic grade silicon wafers for the semiconductor industry. Geographic financial information is as follows:



                                                                                      Other
                                          United                                    Foreign
                                          States         Japan         Italy      Countries           Total
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Net sales to customers:
   1998                                 $389,721      $119,138       $30,855       $219,202     $   758,916
   1997                                  497,601       153,897        25,784        309,391         986,673
   1996                                  516,571       127,231        29,066        446,632       1,119,500
===========================================================================================================
Long-lived assets:
   1998                                 $901,940      $221,701      $131,436       $114,849      $1,369,926
   1997                                  976,032       136,567       135,588        153,790       1,401,977
   1996                                  821,029       111,196       132,299        136,811       1,201,335
===========================================================================================================



Net sales are attributed to countries based on location of customer. Investments in joint ventures are presented based on the countries in which they are located.

--------------------------------------------------------------------------------

18 - UNAUDITED QUARTERLY FINANCIAL INFORMATION


----------------------------------------------------------------------------------------------------------
                                           First               Second              Third             Fourth
1998                                     Quarter              Quarter            Quarter            Quarter
-----------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
Net sales                               $235,243           $ 202,153          $ 167,685          $ 153,835
Gross margin                              23,768              (3,812)           (28,095)           (23,690)
Loss before equity in loss of joint
   ventures and minority interests       (20,497)           (143,705)           (57,897)           (61,722)
Equity in loss of joint ventures         (11,621)             (6,860)           (12,860)           (12,155)
Minority interests                         1,280               1,920              5,807              1,978
Net loss                                 (30,838)           (148,645)           (64,950)           (71,899)
Basic loss per share                       (0.75)              (3.67)             (1.60)             (1.78)
Diluted loss per share                     (0.75)              (3.67)             (1.60)             (1.78)
Market price:
   High                                   19                 16 7/16           10 13/16           12   5/8
   Low                                    14 1/2              9  1/4            2 15/16            2 15/16

1997
-----------------------------------------------------------------------------------------------------------
Net sales                               $222,284           $ 245,780          $ 260,026          $ 258,583
Gross margin                              28,069              30,832             36,170             29,688
Earnings (loss) before equity
   in income (loss) of joint ventures
   and minority interests                 (1,337)              4,315               (111)           (15,966)
Equity in income (loss) of joint
   ventures                               (1,891)             (1,205)            (3,737)            12,313
Minority interests                           333               1,109              1,883               (219)
Net earnings (loss)                       (2,895)              4,219             (1,965)            (3,872)
Basic earnings (loss) per share            (0.07)               0.10              (0.05)             (0.09)
Diluted earnings (loss) per share          (0.07)               0.10              (0.05)             (0.09)
Market price:
   High                                   29 3/4              38 1/4             38 7/8            30
   Low                                    22 1/4              22 7/8             25 5/8            14 7/16
-----------------------------------------------------------------------------------------------------------

As noted in Note 19 below, the Company restated its results for all periods presented to reflect from inception the designation of the U.S. dollar as the functional currency for PHC and Taisil, the Company's unconsolidated joint ventures. Accordingly, the unaudited quarterly financial information presented above has also been restated.

--------------------------------------------------------------------------------

19 - RESTATEMENT OF OPERATING RESULTS

The Company's financial statements for all periods presented have been restated to reflect from inception the designation of the U.S. dollar as the functional currency for PHC and Taisil, the Company's unconsolidated joint ventures. The effect of the restatement on each year is as follows:



December 31,                                             1997                               1996
---------------------------------------------------------------------------------------------------------
Dollars in thousands, except share data     As previously                     As previously
                                                 reported      As restated         reported   As restated
---------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet:
   Investment in joint ventures                 $  95,307         $112,573
   Retained earnings                              164,396          168,496
   Accumulated other comprehensive loss           (38,887)         (25,721)

Consolidated Statement of Operations:
   Equity in income of joint ventures              3,246            5,480         $  24,884     $  26,716
   Net earnings (loss)                            (6,747)          (4,513)          101,556       103,388
   Basic earnings (loss) per share                 (0.16)           (0.11)             2.46          2.50
   Diluted earnings (loss) per share               (0.16)           (0.11)             2.45          2.49
=========================================================================================================

--------------------------------------------------------------------------------

20 - SUBSEQUENT EVENTS-PRIVATE PLACEMENT AND RIGHTS OFFERING

On October 22, 1998, the Company filed a registration statement with the SEC for the sale of its common stock in a rights offering to existing stockholders except VEBA AG and its affiliates (the Offering). The Company expects approximately $91.1 million in aggregate net proceeds from the Offering, after paying estimated expenses, including fees to dealer managers. Immediately prior to the Offering, the Company will sell common stock to VEBA Zweite for aggregate net proceeds of approximately $105.9 million. VEBA Zweite has also agreed to purchase all shares issuable upon exercise of the rights that are not subscribed for pursuant to the basic subscription privilege or the over-subscription privilege by other stockholders, subject to certain conditions that are customary in a firm commitment underwriting. The subscription price and number of shares will be determined based on the average share price during a period shortly before the effective date of the registration statement. The Company intends to use the proceeds from the Offering and the private placement to reduce debt outstanding under revolving credit agreements and for general corporate purposes. The Company expects the registration to be effective and the Offering to commence by the end of the first quarter of 1999. The private placement to VEBA Zweite will be consummated immediately prior to commencement of the Offering.


Subsequent to year-end, the Company received a $75,000 short-term revolving credit facility from an affiliate of VEBAAG. The interest rate on the credit facility reflects interest rate spreads applicable to an average industrial borrower at a specified credit rating. Under the loan agreement, the Company cannot pledge any of its assets to secure additional financing.

INDEPENDENT AUDITORS' REPORT


The Board of Directors
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                                        KPMG LLP

St. Louis, Missouri
January 25, 1999

STOCKHOLDER INFORMATION

CORPORATE OFFICE
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(314) 279-5000

TRANSFER AGENT AND REGISTRAR
Harris Trust & Savings Bank
311 West Monroe
P. O. Box A3504
Chicago, Illinois 60690
(312) 461-6001

ANNUAL MEETING
All stockholders are invited to attend the annual meeting of MEMC Electronic Materials, Inc. at 10:00 a.m. central standard time on Thursday, May 6, 1999, at the Ritz-Carlton Hotel, 100 Carondelet Plaza, Clayton, Missouri 63105. Holders of common stock of record at the close of business on March 8, 1999, are entitled to vote at the meeting. A notice of the meeting, proxy statement and proxy were sent to stockholders with this Annual Report.

STOCKHOLDER INQUIRIES
Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Harris Trust & Savings Bank, at the address or phone number above.

COMMON STOCK LISTING
MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On December 31, 1998, the last business day of the year, the Company had 830 stockholders of record.

FORM 10-K
Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedule for the year ended December 31, 1998, filed with the Securities and Exchange Commission, by writing MEMC's Investor Relations Department or by calling (314) 279-5505.

FINANCIAL INFORMATION
MEMC maintains a home page on the Internet at www.memc.com where the Company publishes information, including earnings releases, other news releases, significant corporate disclosures and the names of securities analysts who issue research on the Company.

INDEPENDENT AUDITORS
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

INVESTOR RELATIONS
Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:

MEMC Electronic Materials, Inc.
Investor Relations Department
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
Tel: (314) 279-5443
Fax: (314) 279-5162
E-mail: invest@memc.com

MANUFACTURING FACILITIES
Chonan, South Korea
Hsinchu, Taiwan
Kuala Lumpur, Malaysia
Merano, Italy
Novara, Italy
Pasadena, Texas
Sherman, Texas
St. Peters, Missouri
Utsunomiya, Japan



                                       48