Form 10-K, Exhibit 13
period 1999-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2000-03-29
CIK 945436

                                                         Exhibit 13 to Form 10-K


FIVE YEAR SELECTED FINANCIAL DATA
Dollars in thousands, except share data


Year ended December 31,                              1999          1998            1997             1996            1995
------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                                     $   693,594   $   758,916     $   986,673      $ 1,119,500     $   886,860
Gross margin                                      (10,335)      (31,829)        124,759          250,185         223,279
Marketing and administration                       63,613        73,515          70,715           79,680          63,893
Research and development                           85,019        81,591          64,457           44,313          31,226
Restructuring costs                                (5,747)      146,324(1)           --               --              --
Operating profit (loss)                          (153,220)     (333,259)        (10,413)         126,192         128,160
Equity in income (loss) of joint ventures          (9,659)      (43,496)          5,480           26,716          13,199
Net earnings (loss)                              (151,481)     (316,332)         (4,513)         103,388          86,564
Basic earnings (loss) per share                     (2.43)        (7.80)          (0.11)            2.50            2.83
Diluted earnings (loss) per share                   (2.43)        (7.80)          (0.11)            2.49            2.81
Shares used in basic earnings (loss) per
  share computation                            62,224,869    40,580,869      41,345,193       41,308,806      30,612,636
Shares used in diluted earnings (loss) per
     share computation                         62,224,869    40,580,869      41,345,193       41,534,412      30,838,704
Balance Sheet Data:
Working capital                                    86,306        40,494          38,449           42,805         199,258
Total assets                                    1,724,581     1,773,714       1,794,424        1,519,472       1,102,167
Long-term debt (including current portion)        886,096       873,680         519,995          304,589          91,451
Stockholders' equity                              432,791       399,040         715,754          748,583         642,695
Other Data:
Capital expenditures                               49,256       194,610         372,416          590,049         215,359
Equity infusions in joint ventures                 12,052        25,533          10,638           14,698          29,904
Employment                                          6,000         6,300           8,000            7,100           6,600
------------------------------------------------------------------------------------------------------------------------

(1) During 1998, the Company recorded restructuring costs totaling $146.3 million to close its Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at its joint venture in Malaysia, to withdraw from its joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.

12 . 1999 MEMC Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

--------------------------------------------------------------------------------
Year ended December 31, 1999 compared with year ended December 31, 1998

Net Sales. Net sales decreased by 9% to $694 million in 1999 from $759 million in 1998, due to significant declines in the price for silicon wafers partially offset by a 9% increase in product volumes. Industry average selling prices continued to decline dramatically, from $1.76 per square inch equivalent in 1997 to $1.51 in 1998, and $1.31 in 1999, due to significant excess capacity in the silicon wafer industry and continuing pricing pressure from customers. The increase in product volume in 1999 was principally due to the on-going recovery in the semiconductor market. Advanced large diameter and epitaxial products represented 52% of product volume for 1999 compared to 47% for 1998. While both 200 millimeter and epitaxial product volumes grew during 1999, the increase in this ratio is primarily indicative of customers utilizing 200 millimeter wafers in preference to smaller diameter wafers in order to obtain the lowest cost per device. While product volume increased in total by 9% during 1999, 200 millimeter product volume grew by 29%.

Industry average selling prices appear to have stabilized in the second half of 1999. For some products, there is evidence of price increases, especially in the smaller diameters where supply-demand appears to have reached equilibrium. The Company expects this trend to continue.

MEMC operates in all major semiconductor-producing regions of the world, with almost half of the Company's 1999 net sales to customers located outside North America. Net sales to North America decreased 8% and comprised 52% of 1999 net sales compared to 51% of 1998 net sales, caused by a fall in prices, partially offset by increased product volume. Lower prices offset partially by higher volumes combined to result in a 14% decrease in net sales to Europe, which constituted 22% of 1999 net sales compared to 23% of 1998 net sales. Net sales to Japan decreased 25% and comprised 13% of 1999 net sales compared to 16% of 1998 net sales, due to lower volumes and prices. Increases in product volumes, partially offset by declines in prices, resulted in an increase of 28% in net sales to Asia Pacific, which comprised 13% of 1999 net sales compared to 10% of 1998 net sales. See Note 17 of Notes to Consolidated Financial Statements herein.

Gross Margin. Even with the 13% decline in industry average selling prices in 1999, gross margin improved to a negative 1% in 1999 from a negative 4% in 1998. The improved gross margin is primarily attributable to reduced cost of goods sold, which declined 11% in 1999 compared to 1998, despite a 9% increase in product volume. Over $100 million in costs were taken out of the business in 1999, as a result of various cost-cutting initiatives set into motion in 1998, including the closure of the Spartanburg, South Carolina plant, implementing the Company's "best practices" worldwide, implementing a plant focus program that limits the number of wafer diameters manufactured at each site, and working with our suppliers to create cost reduction opportunities and price reductions.

Marketing and Administration. Marketing and administration expenses decreased 13% and represented 9% of net sales for 1999 compared to 10% for 1998. The decrease was a result of the Company's continuing efforts to reduce costs.

Research and Development. Research and development costs rose 4% and represented 12% of net sales for 1999 compared to 11% of net sales for 1998. The increase in research and development costs was attributable to continuing investments in 300 millimeter wafer development and depreciation associated with capital expenditures made for the 300 millimeter pilot line in St. Peters, Missouri and the 300 millimeter integrated development line in Utsunomiya, Japan.

                                                    1999 MEMC Annual Report . 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restructuring Costs. During 1999, the Company recorded an adjustment to decrease the restructuring reserve by $6 million as a result of a change in an accounting estimate relating primarily to the Company's withdrawal from the Chinese joint venture, where the amount ultimately required to exit the venture was less than originally estimated. By the fourth quarter of 1999, the Company began to fully realize the cost savings related to the 1998 restructuring activities, and does not anticipate additional incremental savings in future quarters.

Interest Expense. Interest expense increased to $66 million for 1999 from $46 million for 1998. The increase was primarily attributable to increased interest rates, as the interest rates on the Company's loan agreements with its principal lender were increased as a result of a debt renegotiation during September 1998, as described in Liquidity and Capital Resources below, as well as the repricing of certain debt instruments in 1999. To a lesser extent, the increase in interest expense was also due to an increased average debt carrying level and a reduction in capitalized interest in 1999 versus 1998. Total debt was $892 million and $910 million at December 31, 1999 and 1998, respectively.

Income Taxes. The Company realized an income tax benefit at the rate of 31% for 1999, as compared to 24% for 1998. The increase in the rate of benefit is the result of changes in the composition of worldwide taxable income, offset by an increase in the valuation allowance on certain deferred tax assets.

Equity in Income (Loss) of Joint Ventures. Equity in loss of joint ventures improved $33 million to a loss of $10 million in 1999 from a $43 million loss in 1998. POSCO Huls Co., Ltd. (PHC), the Company's 40%-owned, unconsolidated joint venture in South Korea, contributed losses of $5 million for 1999 compared to $18 million in losses for 1998. Net sales for PHC increased significantly in 1999 due to a 60% increase in volume, which was partially offset by lower prices. Taisil Electronic Materials Corporation (Taisil), the Company's 45%- owned, unconsolidated joint venture in Taiwan, contributed losses of $5 million for 1999 compared to losses of $25 million for 1998. Net sales for Taisil increased significantly in 1999 due to an 81% increase in volume, which was partially offset by lower prices. During 1999, Taisil also reduced its deferred tax valuation allowance related to certain tax net operating loss carryforwards, of which the Company's share was $2 million. The higher product volumes at both PHC and Taisil were primarily attributable to an increase in demand in the Korean and Taiwanese semiconductor and silicon wafer markets.

Net Loss. The improved gross margin, reduced restructuring costs, and improved equity in loss of joint ventures, which were partially offset by increased interest expense, resulted in a net loss of $151 million for 1999 compared to $316 million for 1998. While the Company expects to continue its significant performance improvements and cost-cutting efforts, due to continued weak pricing and on-going over capacity in certain segments of the silicon wafer market, among other factors, management does not expect the Company to be profitable in 2000.

Year ended December 31, 1998 compared with year ended December 31, 1997

Net Sales. Net sales decreased by 23% to $759 million for 1998 from $987 million for 1997, due to significant declines in the price for silicon wafers and a 14% decrease in product volumes somewhat offset by an improved product mix. The decline in price during 1998 was primarily attributable to significant excess capacity in the silicon wafer industry and continuing pricing pressure from customers who experienced reduced profitability or losses due to significant excess capacity and price erosion in the semiconductor industry. The decrease in product volume in 1998 was principally due to the weak economic conditions in the Asia Pacific markets brought on by the Asian financial crisis and the continuing recession in Japan coupled with semiconductor customers shrinking the size of their devices (requiring less silicon per device). A concerted effort by customers to use fewer test/monitor wafers also caused product volumes to decline in 1998. This marked the first

14 . 1999 MEMC Annual Report
year since 1985 that product volumes for the silicon industry did not increase year over year. Advanced large diameter and epitaxial products represented 47% of product volume for 1998 compared to 39% for 1997. While both 200 millimeter and epitaxial product volumes grew during 1998, the increase in this ratio was primarily indicative of customers utilizing 200 millimeter wafers in preference to smaller diameter wafers in order to obtain the lowest cost per device. While product volume declined in total by 14% during 1998, 200 millimeter product volume grew by 12%.

MEMC operates in all major semiconductor-producing regions of the world, with almost half of the Company's 1998 net sales to customers located outside North America. Net sales to North America decreased 22% and comprised 51% of 1998 net sales compared to 50% of 1997 net sales, led by a fall in prices and product volume, partially offset by improved product mix. Lower prices offset by an improved product mix and higher volumes combined to result in a 10% decrease in net sales to Europe, which constituted 23% of 1998 net sales compared to 20% of 1997 net sales. Net sales to Japan decreased 23% and comprised 16% of 1998 and 1997 net sales, as lower volumes and prices more than offset an improved product mix. Declines in product volumes, prices and product mix resulted in a decrease of 48% in net sales to Asia Pacific, which comprised 10% of 1998 net sales compared to 14% of 1997 net sales. See Note 17 of Notes to Consolidated Financial Statements herein.

Gross Margin. The lower volumes experienced in 1998 decreased the capacity utilization and, coupled with the lower selling prices, caused gross margins to decrease to a negative 4% for 1998 from the 13% achieved in 1997. Despite the benefits from the mix improvement and cost-cutting measures that were implemented during 1998, the volume decreases and price pressures began early in the year and resulted in negative margins. These cost-cutting initiatives included short-term plant shutdowns, implementing the Company's "best practices" worldwide, implementing a plant focus program to limit the number of wafer diameters manufactured at each site, and working with our suppliers to create cost reduction opportunities and price reductions. In addition, the Company reduced its workforce by approximately 1,700 employees, or 21%, compared to December 31, 1997.

Marketing and Administration. Marketing and administration expenses increased 4% and represented 10% of net sales for 1998 compared to 7% for 1997. The increase was predominately attributable to expenses incurred for business systems redesign in anticipation of implementing SAP worldwide and fees related to several other initiatives completed during the year.

Research and Development. Research and development costs rose 27% and represented 11% of net sales for 1998 compared to 7% for 1997. The increase in research and development costs was attributable to continuing investments in 300 millimeter wafer development and depreciation associated with capital expenditures made for the 300 millimeter pilot line in St. Peters, Missouri and the 300 millimeter integrated development line in Utsunomiya, Japan.

Restructuring Costs. During the second quarter of 1998, the Company decided to close its small diameter wafer facility in Spartanburg, South Carolina and to withdraw from the Company's joint venture in a small diameter wafer operation in China. These actions were taken because (1) a number of semiconductor manufacturers had been running their larger diameter manufacturing lines in preference to their smaller diameter lines in order to gain production efficiencies; (2) a number of semiconductor manufacturers recently had undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and (3) management believed that small diameter wafer capacity would exceed demand even after the semiconductor industry began to recover. The Company also decided to forego construction of a new 200 millimeter wafer facility at its joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that the Company had experienced for these wafers.

                                                    1999 MEMC Annual Report . 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

These actions resulted in a charge to operations of $122 million, comprised of $81 million non-cash asset impairments/write-offs, $26 million in dismantling and related costs and $15 million in personnel related costs. The assets for which an impairment loss has been recorded or which have been written-off were primarily property, plant and equipment which cannot be sold or used at other Company facilities. In addition, the Company wrote off architectural design and site preparation fees as well as costs incurred to develop a computer-integrated manufacturing system for the Malaysian joint venture.

Personnel costs represent the expected cost of involuntary terminations for approximately 600 hourly and salaried employees whom the Company did not expect to relocate elsewhere within the organization. The Company also recorded a $25 million charge for a voluntary severance program for approximately 600 hourly and salaried U.S. employees. Substantially all this amount was paid to employees as of December 31, 1998. See Note 5 of Notes to Consolidated Financial Statements herein.

Interest Expense. Interest expense increased to $46 million for 1998 from $15 million for 1997. The increase in interest expense was primarily attributable to increased borrowings, and to a lesser extent the completion of projects for which interest expense could no longer be capitalized. In addition, the interest rates on the Company's loan agreements with its principal lender were increased as a result of a debt renegotiation during September 1998, as described in Liquidity and Capital Resources below. Total debt was $910 million and $633 million at December 31, 1998 and 1997, respectively.

Other, Net. Other, net decreased to $1 million in expense for 1998 from $4 million of income for 1997, primarily due to the sale of the Company's Santa Clara wafer facility in May 1997 that resulted in a pre-tax gain of $6 million.

Income Taxes. The effective income tax rate was 24% for 1998, as compared to (27%) for 1997. This fluctuation was the result of changes in the composition of worldwide taxable income, restructuring costs, non-deductible operating expenses at the Company's Malaysian and Chinese joint ventures, the establishment of valuation allowances on certain deferred tax assets in Japan and certain foreign tax credit elections.

Equity in Income (Loss) of Joint Ventures. Equity in income (loss) of joint ventures decreased $49 million to a loss of $43 million in 1998 from $6 million in income in 1997. PHC experienced a 28% decrease in product volume and significantly lower prices resulting in lower sales throughout 1998. While the reasons for the decline in prices are similar to those of the Company, product volume declines were primarily the result of excess capacity within the DRAM (memory) industry and efforts by Korean DRAM manufacturers to reduce their production, thereby reducing the worldwide oversupply, and shrink the size of their devices. For the year, PHC contributed losses of $18 million compared to $12 million in income for 1997.

Net sales for Taisil decreased slightly due to significantly lower prices, which were partially offset by a 41% increase in product volumes. The higher product volumes were primarily attributable to obtaining additional customer qualifications during 1998. In addition, the Taiwanese semiconductor market, particularly the foundry market, grew during 1998. During 1998, Taisil also made adjustments to its deferred tax valuation allowance in recognition of changes in expected realization of its operating loss carryforwards, of which the Company's share was $6 million. For the year, Taisil contributed losses of $25 million in 1998 compared to $6 million in losses for 1997.

Net Loss. The decrease in net sales, restructuring costs, higher research and development costs and interest expense, and the equity in loss of joint ventures resulted in a net loss of $316 million for 1998 compared to $5 million for 1997.

16 . 1999 MEMC Annual Report

Liquidity and Capital Resources

--------------------------------------------------------------------------------
At December 31, 1999, the Company had $29 million of cash and cash equivalents compared to $16 million at December 31, 1998.

Cash flows used in operating activities increased to $103 million for 1999 from $34 million for 1998. Cash flows used by net loss, after consideration of restructuring costs, equity in loss of joint ventures, and deferred taxes, improved $51 million in 1999 compared to 1998. This improvement was more than offset by an increase in working capital, primarily accounts receivable.

Accounts receivable of $112 million at December 31, 1999 increased $13 million, or 13%, from $99 million at the end of 1998. This increase was attributable to the 19% increase in fourth quarter net sales between the two years. Days' sales outstanding were 56 days at December 31, 1999 compared to 58 days at the end of 1998 based upon annualized fourth quarter sales for the respective years.

Inventories declined $18 million, or 15%, from the prior year to $98 million at December 31, 1999. This decrease was primarily due to a concerted effort by the Company to reduce stores and supplies inventories and manage inventory levels, as well as to fewer manufacturing facilities in 1999. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments decreased $3 million in 1999 to $17 million, consistent with the decreased inventory levels. Year-end inventories as a percentage of annualized fourth quarter net sales decreased to 13% at December 31, 1999 from 19% at the end of 1998, as a result of the increased net sales in the fourth quarter of 1999 relative to 1998, as well as the reduced inventory levels.

The Company's net deferred tax assets increased $69 million to $197 million at December 31, 1999. Management believes it is more likely than not that, with its projections of future taxable income and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 1999. In order to realize the net deferred tax assets existing at December 31, 1999, the Company will need to generate future taxable income of approximately $549 million. The Company's net operating loss carryforwards total $647 million, of which $7 million will expire in 2001; $13 million will expire in 2002; $29 million will expire in 2003; $9 million will expire in 2004; $14 million will expire in 2012; $322 million will expire in 2018; and $253 million will expire in 2019. There can be no assurance, however, that the Company will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets.

Accounts payable decreased $27 million or 24% compared to the balance at the end of 1998 due to a significant reduction in capital expenditures in the fourth quarter of 1999 compared to the year-ago period.

Cash used in investing activities decreased in the year ended December 31, 1999 to $47 million from $223 million in the year ended December 31, 1998. The primary reduction in cash used by investing activities was a reduction in spending on capital projects, as well as reduced equity infusions in joint ventures.

Capital expenditures decreased $145 million or 75% versus the prior year to $49 million. The 1999 capital expenditures primarily related to the implementation of SAP worldwide and to maintenance capital. The Company expects to continue to tightly control capital expenditures in 2000. At December 31, 1999, the Company had $20 million of committed capital expenditures related to the implementation of SAP worldwide and various manufacturing and technology projects.

                                                    1999 MEMC Annual Report . 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Equity infusions in joint ventures related to Taisil and decreased $13 million to $12 million for 1999. Although to date Taisil has an accumulated deficit, the Company does not consider its investment in Taisil to be impaired as of December 31, 1999 based on the following factors: increasing product volumes and capacity utilization; improving operating results; and positive operating cash flow generated in 1999.

Cash flows provided by financing activities decreased to $164 million in the year ended December 31, 1999 from $242 million in the year ended December 31, 1998. The 1999 financing activities consisted primarily of stock offerings by the Company. In 1998, the financing activities consisted primarily of the issuance of debt.

At December 31, 1999, the Company maintained $956 million of committed long-term loan agreements, of which $886 million was outstanding. The Company also maintained $57 million of short-term lines of credit, of which $6 million was outstanding at year-end. The Company's weighted average cost of borrowing was 7.8% at December 31, 1999 and 1998. Total debt outstanding decreased to $892 million at December 31, 1999 from $910 million at December 31, 1998. The total debt to total capital ratio at December 31, 1999 was 65% as compared to 67% at December 31, 1998. In September 1998, VEBA AG and its affiliates (VEBA) agreed to extend until 2001 all of the Company's outstanding debt with VEBA maturing prior to January 1, 2001 (but only in the event the Company has used its best efforts to obtain replacement financing on equivalent terms). As part of this agreement, the Company agreed to increase the interest rates payable on the Company's outstanding debt with VEBA to reflect interest rate spreads applicable to an average industrial borrower at a specified credit rating. Interest rates on the U.S. Dollar and Japanese Yen based loans outstanding with VEBA range from 3.5% to 11.0%. All outstanding debt with VEBA maturing prior to January 1, 2001 which is extended at maturity will be repriced based upon then-current interest rates applicable to an average industrial borrower at a specified credit rating.

On September 27, 1999, VEBA AG, the majority shareholder and principal lender of the Company, announced a merger with VIAG AG. The VEBA/VIAG group (the Group) has stated that its core businesses will be energy and specialty chemicals. The new Group's stated intent is to systematically and optimally divest certain non-core businesses, including the Company. The Company intends to work closely with the Group to effectuate an orderly divestiture process that preserves and optimizes the value of the Company.

The silicon wafer industry is highly capital intensive. The Company's capital needs depend on numerous factors, including its profitability and investment in capital expenditures and research and development. Management believes that the liquidity provided by existing cash balances and credit facilities, together with cash generated from operations, will be sufficient to satisfy commitments for capital expenditures and operating cash requirements through 2000. If, however, the Company's future financial performance fails to meet management's current expectations, then the Company may require additional financing in order to satisfy planned capital expenditures and operating cash requirements for 2000. There can be no assurance that such financing will be available from VEBA or other sources on terms acceptable to the Company.

Historically, the Company has funded its operations primarily through loans from VEBA, internally generated funds, and issuances of common stock. To a lesser extent, the Company has raised funds by borrowing money from commercial banks. The Company is not required to make any principal repayments on its existing credit facilities with VEBA until 2001. Under these credit facilities, the Company cannot pledge any of its assets to secure additional financing without the consent of VEBA. The Company is currently engaged in discussions with its financial advisors and VEBA AG regarding additional sources of capital.

18 . 1999 MEMC Annual Report

Year 2000

--------------------------------------------------------------------------------
In the fourth quarter of 1999, the Company completed its Year 2000 project. Since the beginning of 2000, the Company has experienced no material Year 2000 issues with its computer systems, applications, or equipment. Likewise, the Company has experienced no material problems with its strategic suppliers and equipment vendors. The Company's total incremental Year 2000 expenditures were approximately $4 million, as compared to previous estimates in the range of $5 - $7 million.

Euro Conversion

--------------------------------------------------------------------------------
On January 1, 1999, eleven of the fifteen member countries of the European union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries have agreed to adopt the Euro as their common legal currency as of that date while still utilizing their local currency until January 1, 2002.

The Company is assessing the potential impact that may result from the Euro conversion. In addition to tax accounting considerations, the Company is also assessing the potential impact from the Euro conversion in a number of other areas, including the technical challenges to adapt information technology and other systems to accommodate Euro-denominated transactions; the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis; the impact on currency exchange costs and currency exchange rate risk; and the impact on existing contracts. While the Company will continue to assess the impact of the introduction of the Euro, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse effect on the Company's financial condition or results of operations.

Recently Issued Accounting Pronouncements

--------------------------------------------------------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as assets or liabilities within the balance sheet, and requires both the derivatives and the underlying exposure to be recorded at fair value. Any gain or loss resulting from changes in fair value will be recorded as part of the results of operations, or as a component of comprehensive income or loss, depending upon the intended use of the derivative. In July 1999, the Financial Accounting Standards Board changed the effective date of SFAS No. 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not believe that the implementation of this Statement will have a material adverse effect on its financial condition or results of operations.

Risk Factors

--------------------------------------------------------------------------------
This report contains "forward-looking" statements within the meaning of the Securities Litigation Reform Act of 1995, including those concerning: improved financial performance in 2000 versus 1999; stabilization and improvements in demand for and average selling prices of silicon wafers; lack of major capacity expansions in 2000; strengthening of the Company's balance sheet through operations; liquidity through 2000; expectation of a continuation of significant performance improvements and cost-cutting efforts; tight control of capital expenditures in 2000; the Company's expectations concerning its lack of profitability in 2000; the Company's ability to generate future taxable income as it relates to the realization of the net deferred tax asset; utilization of the restructuring reserve; ability to meet aggressive objectives set for 2000; impact of the introduction of the Euro; the impact of the implementation of SFAS No. 133; impact of an adverse change in exchange rates; expectation that the Company will not pay dividends in the foreseeable future; and the Company's intention to work closely with the VEBA/VIAG group to effectuate an orderly divestiture process that preserves and optimizes the value of the Company.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include such factors as: market demand for silicon wafers; utilization of manufactur-

                                                    1999 MEMC Annual Report . 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ing capacity; ability of the Company to reduce manufacturing costs; demand for semiconductors generally; changes in the pricing environment; general economic conditions; actions by competitors, customers, and suppliers; the accuracy of management's assumptions regarding the dismantling and sale of the Spartanburg facility; technological changes; changes in product specifications and manufacturing processes; impact of the introduction of the Euro; changes in financial market conditions; changes in interest and exchange rates; the actions of the VEBA/VIAG group; and other risks described in the Company's filings with the Securities and Exchange Commission, including those risk factors described in "Risk Factors" in the Company's Form 10-K for the year ended December 31, 1999.

Undue reliance should not be placed on these forward looking statements, which speak only as of the date that they are made. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Market Risk

--------------------------------------------------------------------------------
The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, the Company utilizes currency forward contracts. The Company does not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on the Company's financial positions at December 31, 1999 and 1998. Actual results may differ materially.

The Company generally hedges transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the Company.

Although the Company's debt obligations are primarily of a fixed-rate nature, fluctuations in interest rates could significantly affect interest expense as obligations are refinanced or extended at maturity and repriced based upon then-current interest rates. An adverse change (defined as a 100 basis point change) in interest rates would result in a decline in income before taxes of less than $9 million as of the end of both 1999 and 1998.

A substantial majority of the Company's revenue and capital spending is transacted in U.S. Dollars. However, the Company does enter into these transactions in other currencies, primarily the Japanese Yen, the Italian Lira, the Euro and certain other Asian and European currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, the Company has established transaction based hedging programs. The Company's hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 20 percent in certain Asian currencies and 10 percent in all other currencies) in exchange rates would result in a decline in income before taxes of less than $2 million as of the end of 1999, and a decline in other comprehensive income of less than $20 million as of the end of 1999 ($22 million as of the end of 1998). This calculation assumes that each exchange rate would change in the same direction relative to the U.S. Dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitor's products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

20 . 1999 MEMC Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in thousands, except share data

Year ended December 31,                                                    1999              199                1997
--------------------------------------------------------------------------------------------------------------------
Net sales                                                           $   693,594       $   758,916        $   986,673
Cost of goods sold                                                      703,929           790,745            861,914
--------------------------------------------------------------------------------------------------------------------
     Gross margin                                                       (10,335)          (31,829)           124,759
Operating expenses:
  Marketing and administration                                           63,613            73,515             70,715
  Research and development                                               85,019            81,591             64,457
  Restructuring costs                                                    (5,747)          146,324                 --
--------------------------------------------------------------------------------------------------------------------
    Operating loss                                                     (153,220)         (333,259)           (10,413)
--------------------------------------------------------------------------------------------------------------------
Nonoperating (income) expense:
  Interest expense                                                       66,054)           45,832             14,743
  Interest income                                                        (1,986)           (2,291)            (2,570)
  Royalty income                                                         (6,112)           (4,628)            (8,186)
  Other, net                                                              1,472             1,043             (4,070)
--------------------------------------------------------------------------------------------------------------------
    Total nonoperating (income) expense                                  59,428            39,956                (83)
--------------------------------------------------------------------------------------------------------------------
    Loss before income taxes, equity in income
      (loss) of joint ventures and minority interests                  (212,648)         (373,215)           (10,330)
--------------------------------------------------------------------------------------------------------------------
Income taxes                                                            (65,921)          (89,394)             2,769
--------------------------------------------------------------------------------------------------------------------
    Loss before equity in income (loss) of joint
      ventures and minority interests                                  (146,727)         (283,821)           (13,099)
Equity in income (loss) of joint ventures                                (9,659)          (43,496)             5,480
Minority interests                                                        4,905            10,985              3,106
--------------------------------------------------------------------------------------------------------------------
Net loss                                                            $  (151,481)      $  (316,332)       $    (4,513)
--------------------------------------------------------------------------------------------------------------------

Basic loss per share                                                $     (2.43)      $     (7.80)       $     (0.11)
Diluted loss per share                                              $     (2.43)      $     (7.80)       $     (0.11)
--------------------------------------------------------------------------------------------------------------------

Weighted average shares used in computing basic loss per share       62,224,869        40,580,869         41,345,193
--------------------------------------------------------------------------------------------------------------------

Weighted average shares used in computing diluted loss per share     62,224,869        40,580,869         41,345,193
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                    1999 MEMC Annual Report . 21

CONSOLIDATED BALANCE SHEETS
Dollars in thousands, except share data

December 31,                                                                            1999              1998
--------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                       $   28,571        $   16,168
  Accounts receivable, less allowance for doubtful accounts of
    $2,409 and $2,853 in 1999 and 1998, respectively                                 111,559            98,528
  Income taxes receivable                                                              9,237            10,161
  Inventories                                                                         98,419           115,927
  Deferred tax assets, net                                                            12,905            23,129
  Prepaid and other current assets                                                    15,229            35,225
--------------------------------------------------------------------------------------------------------------
    Total current assets                                                             275,920           299,138
Property, plant and equipment, net                                                 1,090,358         1,188,832
Investments in joint ventures                                                         97,254            94,610
Excess of cost over net assets acquired, net of accumulated amortization of
  $6,466 and $5,128 in 1999 and 1998, respectively                                    47,058            48,396
Deferred tax asset, net                                                              183,902           104,650
Other assets                                                                          30,089            38,088
--------------------------------------------------------------------------------------------------------------
    Total assets                                                                  $1,724,581        $1,773,714
--------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
  Short-term borrowings and current portion of long-term debt                     $   22,163        $   38,644
  Accounts payable                                                                    85,704           112,581
  Accrued liabilities                                                                 29,795            35,404
  Customer deposits                                                                   16,556            17,639
  Provision for restructuring costs                                                   12,839            37,299
  Accrued wages and salaries                                                          22,557            17,077
--------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        189,614           258,644
Long-term debt, less current portion                                                 869,759           871,163
Pension and similar liabilities                                                       95,731            92,466
Customer deposits                                                                     48,456            59,033
Other liabilities                                                                     44,893            45,126
--------------------------------------------------------------------------------------------------------------
     Total liabilities                                                             1,248,453         1,326,432
--------------------------------------------------------------------------------------------------------------

Minority interests                                                                    43,337            48,242
Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued
    or outstanding in 1999 or 1998                                                        --                --
     Common stock, $.01 par value, 200,000,000 shares authorized, 70,463,505
       and 41,436,421 issued in 1999 and 1998, respectively                              705               414
     Additional paid-in capital                                                      770,476           574,188
     Accumulated deficit                                                            (299,317)         (147,836)
     Accumulated other comprehensive loss                                            (22,053)          (10,581)
     Unearned restricted stock awards                                                     --              (125)
     Treasury stock, at cost: 929,205 in 1999 and 1998                               (17,020)          (17,020)
--------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                     432,791          399,040
--------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                  $1,724,581       $1,773,714
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

22 . 1999 MEMC Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in thousands

Year ended December 31,                                                         1999            1998            1997
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                                 $(151,481)      $(316,332)      $  (4,513)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                          159,081         155,874         126,913
      Minority interests                                                      (4,905)        (10,985)         (3,106)
      Equity in (income) loss of joint ventures                                9,659          43,496          (5,480)
      Restructuring costs                                                     (5,747)        104,704              --
      (Gain) loss on sale of property, plant and equipment                       981           6,916          (4,766)
      Deferred compensation earned                                              (601)            299             596
      Changes in assets and liabilities:
        Accounts receivable                                                  (13,268)         61,836         (36,051)
        Income taxes receivable                                                  516           4,655          (8,794)
        Inventories                                                           12,164          28,461         (46,445)
        Prepaid and other current assets                                       8,636          (1,203)          9,487
        Deferred taxes                                                       (67,692)        (98,074)        (17,783)
        Accounts payable                                                     (20,349)        (38,833)          3,976
        Accrued liabilities                                                  (16,502)         (7,792)          8,301
        Customer deposits                                                    (11,660)           (348)         17,806
        Accrued wages and salaries                                             4,621          (4,209)         (3,797)
        Other, net                                                            (6,645)         37,680          (6,915)
--------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities               (103,192)        (33,855)         29,429
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                       (49,256)       (194,610)       (372,416)
  Proceeds from sale of property, plant and equipment                          4,753           5,730          21,512
  Equity infusions in joint ventures                                         (12,052)        (25,533)        (10,638)
  Dividend received from unconsolidated joint venture                             --              --          11,263
  Notes receivable from affiliates                                             9,664          (8,642)            212
--------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                              (46,891)       (223,055)       (350,067)
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net short-term borrowings                                                  (26,463)        (8,843)          87,420
  Proceeds from issuance of long-term debt                                   276,692        515,313          248,553
  Principal payments on long-term debt                                      (283,620)      (248,936)         (18,693)
  Repurchase of common stock                                                      --        (15,692)              --
  Proceeds from issuance of common stock                                     197,271             --               --
  Other                                                                           --           (129)             385
--------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                          163,880        241,713          317,665
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                  (1,394)         1,312           (2,070)
--------------------------------------------------------------------------------------------------------------------
          Net increase (decrease) in cash and cash equivalents                12,403        (13,885)          (5,043)
Cash and cash equivalents at beginning of year                                16,168         30,053           35,096
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $  28,571      $  16,168        $  30,053
--------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Interest payments, net of amount capitalized                             $  64,076      $  48,179        $  21,204
  Income taxes paid                                                            4,816          9,794           18,020
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                    1999 MEMC Annual Report . 23

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Dollars in thousands, except share data

                                      Common Stock
                                      ------------                     Retained    Accumulated     Unearned
                                       Number          Additional      Earnings          Other   Restricted
                                    of Shares    Par      Paid-in  (Accumulated  Comprehensive        Stock   Treasury
                                       Issued  Value      Capital      Deficit)  Income (Loss)       Awards      Stock       Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996       41,470,971   $415     $573,351     $ 173,009       $  4,353      $(1,217)  $ (1,328)  $ 748,583
                                                                                                                         ---------
Comprehensive loss:
  Net loss                                --      --           --        (4,513)            --           --         --      (4,513)
  Net translation adjustment              --      --           --            --        (30,074)          --         --     (30,074)
                                                                                                                         ---------
Comprehensive loss                                                                                                         (34,587)
                                                                                                                         ---------
Stock plans, net                     (30,602)     (1)         966            --             --          197         --       1,162
                                                                                                                         ---------
Deferred compensation earned              --      --           --            --             --          596         --         596
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      41,440,369     414      574,317       168,496        (25,721)        (424)    (1,328)    715,754
                                                                                                                         ---------
Comprehensive loss:
  Net loss                                --      --           --      (316,332)            --           --         --    (316,332)
  Net translation adjustment              --      --           --            --         17,682           --         --      17,682
  Minimum pension liability
    (net of $1,625 tax)                   --      --           --            --         (2,542)          --         --      (2,542)
                                                                                                                         ---------
Comprehensive loss                                                                                                        (301,192)
                                                                                                                         ---------
Stock plans, net                      (3,948)     --         (129)           --             --           --         --        (129)
                                                                                                                         ---------
Deferred compensation earned              --      --           --            --             --          299         --         299
                                                                                                                         ---------
Repurchase of common stock                --      --           --            --             --           --    (15,692)    (15,692)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998      41,436,421     414      574,188      (147,836)       (10,581)        (125)   (17,020)    399,040
                                                                                                                         ---------
Comprehensive loss:
  Net loss                                --      --           --      (151,481)            --           --         --    (151,481)
  Net translation adjustment              --      --           --            --        (12,456)          --         --     (12,456)
  Minimum pension liability
    (net of $629 tax)                     --      --           --            --            984           --         --         984
                                                                                                                         ---------
Comprehensive loss                        --      --           --            --             --           --         --    (162,953)
                                                                                                                         ---------
Stock plans, net                        (492)     --          354            --             --           --         --         354
                                                                                                                         ---------
Deferred compensation earned              --      --         (726)           --             --          125         --        (601)
                                                                                                                         ---------
Issuance of common stock          29,027,576     291      196,660            --             --           --         --     196,951
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999      70,463,505    $705     $770,476     $(299,317)      $(22,053)     $    --   $(17,020)  $ 432,791
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

24 . 1999 MEMC Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except share data

1 . Nature of Operations

--------------------------------------------------------------------------------
MEMC Electronic Materials, Inc. and subsidiaries (the Company) is a leading global producer of electronic grade silicon wafers for the semiconductor industry. The Company has production facilities directly or through joint ventures in Italy, Japan, Malaysia, South Korea, Taiwan and the United States. The Company's customers are located throughout the world.

2 . Summary of Significant Accounting Policies

--------------------------------------------------------------------------------
(a) Basis of Presentation

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

(c) Cash Equivalents

Cash equivalents consist of cash in banks, principally overnight investments and short-term time deposits, with original maturities of three months or less. Cash equivalents at December 31, 1999 include $3,700 of cash restricted by terms of two annually renewable letter of credit agreements.

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

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over estimated service lives as follows:

                                                                           Years
--------------------------------------------------------------------------------
Land improvements                                                           6-15
Buildings and building improvements                                        10-30
Machinery and equipment                                                     3-12
--------------------------------------------------------------------------------

The Company capitalizes interest costs as part of the cost of constructing facilities and equipment. Interest costs of $1,099, $5,521 and $15,968 were capitalized in 1999, 1998 and 1997, respectively.

(f) Excess of Cost Over Net Assets Acquired

Excess of cost over net assets acquired (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Excess of cost over net assets acquired is reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the goodwill and related acquired assets that gave rise to the goodwill may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values. There is no indication of impairment of excess of cost over net assets acquired at December 31, 1999 or 1998.

(g) Computer Software Developed or Obtained for Internal Use

Costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage and the post-implementation/ operations stage of an internal-use computer software development project are expensed as incurred.

(h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the

                                                    1999 MEMC Annual Report . 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There is no indication of impairment of property, plant and equipment at December 31, 1999 or 1998.

(i) Impairment of Investments in Joint Ventures

Impairment of investments in joint ventures is measured by comparing the carrying amount of the asset to future net cash flows expected to be generated by the asset. In addition, the level of commitment of the joint ventures' shareholders, the silicon wafer markets serviced by the joint ventures, and the level of customer qualifications at the joint ventures are also considered in assessing the impairment of the Company's investments in joint ventures. There is no indication of impairment of these investments at December 31, 1999 or 1998.

(j) Revenue Recognition

Revenues are recognized when products are shipped.

(k) Derivative Financial Instruments

The Company enters into forward exchange contracts to manage foreign currency exchange risk relating to current trade receivables with its foreign subsidiaries and current trade receivables with its customers denominated in foreign currencies (primarily Japanese Yen, Italian Lira, and Euro). The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash flows resulting from foreign currency transactions will be adversely affected by changes in exchange rates. The Company does not hold or issue financial instruments for trading purposes.

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

The Company provides for U.S. income taxes on earnings of the Company's consolidated non-U.S. subsidiaries that are planned to be remitted. No such provision is made for the remaining unremitted earnings, as the retention of such earnings is considered essential for continuing operations, or the additional taxes are considered to be minimal based upon available foreign tax credits.

(n) Stock-Based Compensation

The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (Opinion 25) and related Interpretations. Compensation expense related to restricted stock awards is recognized over the applicable vesting periods, and the unamortized portion of deferred compensation is reflected as a separate component of stockholders' equity. The Company only issues equity instruments to employees and non-employee directors.

26 . 1999 MEMC Annual Report

(o) Comprehensive Loss Reclassification Adjustment

The Company's decision to forego construction of a new 200 millimeter facility at its joint venture in Malaysia and to withdraw from its small diameter joint venture in China resulted in a reclassification adjustment to comprehensive loss in 1998 of approximately $9,500.

(p) Contingencies

Contingent liabilities are disclosed when management believes they are material to the Company's financial position. There are no such known contingent liabilities at December 31, 1999 or 1998.

3 . Fair Value of Financial Instruments

--------------------------------------------------------------------------------
The carrying amount of the Company's cash, accounts receivable, income taxes receivable, short-term borrowings, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Consequently, such instruments are not included in the table below which provides information regarding the estimated fair values of other financial instruments, both on and off balance sheet, as follows:

December 31,                                       1999                   1998
----------------------------------------------------------------------------------------------
Dollars in thousands                        Carrying    Estimated      Carrying     Estimated
                                             Amount     Fair Value      Amount      Fair Value
                                            --------------------------------------------------
Long-term debt                              $886,096     $866,507      $873,680      $841,244
----------------------------------------------------------------------------------------------
                                            Notional    Estimated      Notional     Estimated
                                             Amount     Fair Value      Amount      Fair Value
                                            --------------------------------------------------
Off balance sheet financial instruments:
  Currency forward contracts                $ 24,519     $  (847)      $ 43,480      $    957
----------------------------------------------------------------------------------------------

The fair value of each long-term debt facility is based upon the amount of future cash flows associated with each instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms.

The Company has entered into foreign currency contracts with VEBA AG and its affiliates (VEBA) to manage foreign currency exchange risk relating to current trade sales with its foreign subsidiaries and current trade sales with its customers denominated in foreign currencies (primarily Japanese Yen, Italian Lira, and Euro), and relating to foreign currency denominated intercompany loans. The Company believes its hedging arrangements with VEBA allow for transactions on a basis that is comparable to terms available from unrelated third-party financial intermediaries.

The fair value of the currency forward contracts is measured by the amount that would have been paid to liquidate and repurchase all open contracts. Deferred losses for intercompany loans totaled $2,116 and $2,897 at December 31, 1999 and 1998, respectively.

4 . Concentration of Credit Risk

--------------------------------------------------------------------------------
The Company sells products to customers in the semiconductor industry which are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. The primary customers in this industry are well capitalized and the concentration of credit risk is considered minimal due to the Company's customer base. Sales to the Company's largest customer were 17.8%, 20.3% and 20.0% of net sales in 1999, 1998 and 1997, respectively. No other customer constituted 10% or more of net sales in 1999, 1998 or 1997.

5 . Restructuring Costs

--------------------------------------------------------------------------------
During the second quarter of 1998, the Company decided to close its small diameter wafer facility in Spartanburg, South Carolina and to withdraw from its 60%-owned joint venture in a small diameter wafer operation in China. These actions were taken because (1) a number of semiconductor manufacturers had been running their larger diameter manufacturing lines in preference to their smaller diameter lines in order to gain production efficiencies; (2) a number of semiconductor manufacturers recently had undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and (3) management believed that small diameter wafer capacity would exceed demand even after the semiconductor industry began to recover. The Company also decided to forego construction of a new 200 millimeter wafer facility at its 75%-owned joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that the Company had experienced for these wafers.

In 1998, the Company recorded a charge to operations of $121,670 (of which $81,325 was non-cash) related to the above actions. In 1999, the Company recorded an adjustment to reduce the restructuring reserve by $5,747 as a result of a change in an accounting estimate relating primarily to the Company's withdrawal from the Chinese joint venture, as the amount ultimately required to exit the venture was less than the original estimate.

                                                    1999 MEMC Annual Report . 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1999, the Company made certain reclassifications to the components of its restructuring reserve. The reclassifications were principally attributable to anticipated costs related to the closure of the Spartanburg, South Carolina facility. In total, the Company believes the remaining restructuring reserve is adequate for the estimated costs remaining to exit this facility.

Restructuring activity since the provision for restructuring was recorded is as follows:

                                        Balance at                                                         Balance at
                                      December 31,                      Amount                 1999      December 31,
                                              1998     Adjustment     Utilized     Relcassification              1999
---------------------------------------------------------------------------------------------------------------------
Dollars in thousands

Asset impairment/write-off:
  Spartanburg property,
    plant and equipment                    $    --        $    --      $    --              $    --           $    --
  Malaysian joint venture assets             2,805             --        2,275                   --               530
  Chinese joint venture assets               4,158         (5,747)      (1,949)                  --               360
  Other infrastructure                          --             --           --                   --                --
---------------------------------------------------------------------------------------------------------------------
  Total                                      6,963         (5,747)         326                   --               890
---------------------------------------------------------------------------------------------------------------------

Dismantling and related costs:
  Dismantling costs                         10,306             --        7,175                4,129             7,260
  Costs incurred by
    equipment supplier                          --             --           --                   --                --
  Environmental costs                        3,489             --        2,380                 (709)              400
  Operating leases                           3,000             --          416               (1,584)            1,000
  Other                                      3,000             --          136                   --             2,864
---------------------------------------------------------------------------------------------------------------------
  Total                                     19,795                      10,107                1,836            11,524
---------------------------------------------------------------------------------------------------------------------

Personnel costs                             10,541             --        8,280               (1,836)              425
---------------------------------------------------------------------------------------------------------------------

Total restructuring costs                  $37,299        $(5,747)     $18,713              $    --           $12,839
---------------------------------------------------------------------------------------------------------------------

                                                                                     Balance at
                                                        Initial        Amount      December 31,
                                                      Provision      Utilized              1998
-----------------------------------------------------------------------------------------------
Dollars in thousands

Asset impairment/write-off:
  Spartanburg property, plant and equipment            $ 36,300       $36,300           $    --
  Malaysian joint venture assets                         28,000        25,195             2,805
  Chinese joint venture assets                           13,800         9,642             4,158
  Other infrastructure                                    3,225         3,225                --
-----------------------------------------------------------------------------------------------
  Total                                                  81,325        74,362             6,963
-----------------------------------------------------------------------------------------------

Dismantling and related costs:
  Dismantling costs                                      11,345         1,039            10,306
  Costs incurred by equipment supplier                    5,000         5,000                --
  Environmental costs                                     3,500            11             3,489
  Operating leases                                        3,000            --             3,000
  Other                                                   3,000            --             3,000
-----------------------------------------------------------------------------------------------
  Total                                                  25,845         6,050            19,795
-----------------------------------------------------------------------------------------------

Personnel costs                                          14,500         3,959            10,541
-----------------------------------------------------------------------------------------------

Total restructuring costs                              $121,670       $84,371           $37,299
-----------------------------------------------------------------------------------------------

28 . 1999 MEMC Annual Report

In addition to the restructuring activities discussed above, in 1998 the Company recorded a $24,654 charge for a voluntary severance program for approximately 600 hourly and salaried U.S. employees. Substantially all of this amount was paid to participants as of December 31, 1998.

Of the $12,839 restructuring reserve at December 31, 1999, substantially all is expected to be expended by 2000 year-end and relates primarily to remaining dismantling costs associated with the Spartanburg facility.

6 . Inventories

--------------------------------------------------------------------------------
Inventories consist of the following:

December 31,                                                     1999       1998
--------------------------------------------------------------------------------

Dollars in thousands

Raw materials and supplies                                    $49,537    $59,722
Goods in process                                               23,493     33,612
Finished goods                                                 25,389     22,593
--------------------------------------------------------------------------------
                                                              $98,419   $115,927
--------------------------------------------------------------------------------

7 . Property, Plant and Equipment

--------------------------------------------------------------------------------
Property, plant and equipment consist of the following:


December 31,                                                   1999         1998
--------------------------------------------------------------------------------
Dollars in thousands

Land and land improvements                               $   14,529   $   14,404
Buildings and building improvements                         507,340      484,820
Machinery and equipment                                   1,151,196    1,110,195
--------------------------------------------------------------------------------
                                                          1,673,065    1,609,419
Less accumulated depreciation                               703,252      569,327
--------------------------------------------------------------------------------
                                                            969,813    1,040,092
Construction in progress                                    120,545      148,740
--------------------------------------------------------------------------------
                                                         $1,090,358   $1,188,832
--------------------------------------------------------------------------------

8 . Investments in Joint Ventures

The Company has a 40% interest in POSCO Huls Co. Ltd. (PHC), a company formed to manufacture and sell silicon wafers in South Korea, and a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell silicon wafers in Taiwan.

During 1999, 1998 and 1997, the Company earned $6,112, $4,628 and $8,186, respectively, from these unconsolidated joint ventures under royalty agreements. Sales by these unconsolidated joint ventures of intermediate and finished product to the Company totaled $37,927, $34,479 and $32,313 in 1999, 1998 and 1997, respectively.

The Company provides Taisil with debt guarantees totaling $61,336. At December 31, 1999, Taisil had $49,100 in standby letters of credit and borrowings outstanding against these guarantees.

                                                    1999 MEMC Annual Report . 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the results of operations for 1999, 1998 and 1997, and financial position as of December 31, 1999 and 1998 of the Company's unconsolidated joint ventures follows:

December 31,                          1999        1998       1997
-----------------------------------------------------------------
Dollars in thousands

Total:
  Net sales                       $252,402   $ 179,643   $277,492
  Gross margin                      20,273     (33,668)    54,120
  Net earnings (loss)              (22,724)   (101,596)    15,274
-----------------------------------------------------------------
The Company's share--
  Net earnings (loss)             $ (9,659)  $ (43,496)  $  5,480
-----------------------------------------------------------------
Current assets                    $167,843   $ 169,532
Noncurrent assets                  423,390     488,634
-----------------------------------------------------------------
  Total assets                     591,233     658,166
-----------------------------------------------------------------
Current liabilities                162,470     165,157
Noncurrent liabilities             194,356     266,352
-----------------------------------------------------------------
  Total liabilities                356,826     431,509
Interests of others                137,153     132,047
-----------------------------------------------------------------
  The Company's investments       $ 97,254   $  94,610
-----------------------------------------------------------------

The Company's share of the accumulated deficit of unconsolidated joint ventures was approximately $35,940 and $27,406 at December 31, 1999 and 1998, respectively.

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

9 . Short-Term Borrowing Agreements and Lines of Credit

--------------------------------------------------------------------------------
Interest expense related to short-term borrowings with an affiliate was $4,195 and $1,667 in 1998 and 1997, respectively.

The Company has unsecured borrowings from banks of approximately $6,000 at December 31, 1999, under approximately $57,000 of short-term loan agreements which bear interest at various rates ranging from 0.3% to 1.5% and are renewable annually. The interest rate on the borrowings is negotiated at the time of the borrowings.

Commitment fees of 1/4 of 1% are paid on the unused portion of the committed lines of credit. The Company's weighted average interest rate on short-term borrowings was 0.7% and 3.3% at December 31, 1999 and 1998, respectively, and was favorably impacted by interest rates in Japan.

30 . 1999 MEMC Annual Report

10 . Long-Term Debt

--------------------------------------------------------------------------------
Long-term debt consists of the following:

December 31,                                                              1999        1998
------------------------------------------------------------------------------------------
Dollars in thousands
Owed to affiliates:
  Notes with interest payable semiannually at rates ranging from
    3.5% to 11.0%, due in 2001                                        $329,310    $342,230
   Notes with interest payable semiannually at rates ranging from
     5.3% to 9.7%, due in 2002                                         109,770     108,610
   Notes with interest payable semiannually at rates ranging from
     8.7% to 8.8%, due in 2003                                          90,000      90,000
   Notes with interest payable semiannually at rates ranging from
     8.8% to 9.7%, due in 2004                                         125,000     125,000
   Notes with interest payable semiannually at 9.6%, due in 2005        75,000      75,000
------------------------------------------------------------------------------------------
Total owed to affiliates                                               729,080     740,840
------------------------------------------------------------------------------------------

Owed to nonaffiliates:
  Notes with interest payable semiannually at rates ranging from
    1.7% to 2.2%, due in 2001                                           19,540     17,220
  Notes with interest payable semiannually at rates ranging from
    1.6% to 1.7%, due in 2002                                           48,850     43,050
  Notes with interest payable semiannually at rates ranging
    from 1.5% to 8.9%, due in 2000 through 2017                         88,626     72,570
------------------------------------------------------------------------------------------
Total owed to nonaffiliates                                            157,016    132,840
------------------------------------------------------------------------------------------
Total long-term debt                                                   886,096    873,680
Less current portion                                                    16,337      2,517
------------------------------------------------------------------------------------------
                                                                      $869,759   $871,163
------------------------------------------------------------------------------------------

The Company has long-term committed loan agreements of approximately $956,000 at December 31, 1999, of which approximately $886,000 is outstanding. Commitment fees of 1/4 of 1% are paid on the unused portion of committed loan agreements. The Company has approximately $70,000 of available long-term loan agreements with affiliates at December 31, 1999. Under the terms of certain of these long-term loan agreements owed to affiliates, the Company cannot pledge any of its assets to secure additional financing.

Interest expense related to long-term notes payable to affiliates was $63,260, $43,567 and $25,633 in 1999, 1998 and 1997, respectively.

The aggregate amounts of long-term debt maturing subsequent to December 31, 1999 are as follows:

--------------------------------------------------------------------------------
Dollars in thousands

2000                                                                    $ 16,337
2001                                                                     373,186
2002                                                                     138,765
2003                                                                      97,245
2004                                                                     131,998
Thereafter                                                               128,565
--------------------------------------------------------------------------------
                                                                        $886,096
--------------------------------------------------------------------------------

                                                    1999 MEMC Annual Report . 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 1996, the Company entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of the Company's St. Peters facility. In total, approximately $252,000 of industrial revenue bonds were issued to the Company by the City of O'Fallon, of which at December 31, 1999 and 1998, $191,000 and $215,000 was outstanding, respectively.

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

11 . Stockholders' Equity

--------------------------------------------------------------------------------
Preferred Stock

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

Private Placement

On March 22, 1999, the Company sold 15,399,130 shares of common stock in a private placement to VEBA Zweite Verwaltungsgesellschaft mbH (VEBA Zweite), a subsidiary of VEBA AG, for $6.89 per share. The net proceeds of approximately $106,000 were used to repay debt of approximately $100,000 under revolving credit agreements with the balance used for general corporate purposes.

Rights Offering

On April 16, 1999, the Company sold 13,628,446 shares of common stock for $6.89 per share in connection with a rights offering. The net proceeds of approximately $91,000 were used to repay debt of approximately $90,000 from VEBA under revolving credit agreements and the balance was used for general corporate purposes. VEBA now owns 71.8% of the outstanding shares of common stock following the private placement and rights offering.

Stock-Based Compensation

The Company has an Equity Incentive Plan (the Plan) that provides for the award of incentive and non-qualified stock options, restricted stock and performance shares. Total shares authorized for grant under the Plan are 3,597,045. Non-qualified stock options to employees are typically granted on January 1 and vest at a rate of 25% annually over four years. Non-qualified stock options to non-employee directors are also typically granted on January 1 but vest at a rate of 33 1/3% annually over three years. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and each option's maximum term is 10 years. Total restricted shares awarded in 1997 were 1,300, with a weighted average fair value of $22.50. In 1999, restricted shares totaling 21,692 expired. Total compensation cost recognized for these awards in 1999, 1998 and 1997 was $(601), $170 and $596, respectively.

32 . 1999 MEMC Annual Report

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


Year ended December 31,                             1999        1998       1997
-------------------------------------------------------------------------------
Dollars in thousands, except share data

Net loss:
  As reported                                  $(151,481)  $(316,332)   $(4,513)
  Pro forma                                     (154,149)   (319,627)    (6,551)
Basic loss per common share:
  As reported                                      (2.43)      (7.80)     (0.11)
  Pro forma                                        (2.48)      (7.88)     (0.16)
Diluted loss per common share:
  As reported                                      (2.43)      (7.80)     (0.11)
  Pro forma                                        (2.48)      (7.88)     (0.16)
-------------------------------------------------------------------------------

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rate of 4.8%, 5.7% and 6.1%; expected life of six years for all periods; expected volatility of 57.6%, 51.4% and 44.8%; expected dividends of zero percent for all periods.

A summary of the Company's Plan activity with respect to stock options is presented below:

                                                                                 Weighted-                Weighted-
                                                                                   Average       Average Fair Value
                                                               Shares         Option Price       of Options Granted
-------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1999
Outstanding at beginning of year                            1,773,174               $20.11
Granted                                                       687,700                 8.68                    $5.10
Exercised                                                     (21,200)               15.12
Canceled                                                     (113,930)               23.53
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                  2,325,744               $16.61
-------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                             1,396,428               $19.75
-------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1998
Outstanding at beginning of year                            1,024,292               $24.92
Granted                                                       887,300                15.06                   $ 8.40
Exercised                                                          --                   --
Canceled                                                     (138,418)               23.31
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                  1,773,174               $20.11
-------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                               894,065               $22.99
-------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1997
Outstanding at beginning of year                              965,838               $25.32
Granted                                                       177,352                22.56                   $11.94
Exercised                                                     (12,298)               27.23
Canceled                                                     (106,600)               24.36
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                  1,024,292               $24.92
-------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                               516,674               $24.77
-------------------------------------------------------------------------------------------------------------------

                                                    1999 MEMC Annual Report . 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of information about non-qualified stock options outstanding at December 31, 1999 is presented below:

                                                        Options Outstanding
                                  ------------------------------------------------------------
                                             Number       Weighted-Average           Weighted-
Range of                             Outstanding at              Remaining             Average
Exercise Prices                   December 31, 1999       Contractual Life      Exercise Price
----------------------------------------------------------------------------------------------
$24.00                                      519,694              5.5 years              $24.00
$32.63-49.50                                117,900              6.0 years               33.07
$22.50-29.00                                157,750              7.0 years               22.57
$3.13-15.25                                 847,100              8.0 years               15.06
$6.00-19.06                                 683,300              9.0 years                8.68
----------------------------------------------------------------------------------------------
$3.13-49.50                               2,325,744              7.6 years              $16.61
----------------------------------------------------------------------------------------------


                                                        Exercisable Options Outstanding
                                                 ---------------------------------------------
Range of                                           Number Exercisable at      Weighted-Average
Exercise Prices                                        December 31, 1999        Exercise Price
----------------------------------------------------------------------------------------------
$24.00                                                           519,694                $24.00
$32.63-49.50                                                     106,800                 33.05
$22.50-29.00                                                     129,367                 22.56
$3.13-15.25                                                      482,567                 15.15
$6.00-19.06                                                      158,000                  8.50
----------------------------------------------------------------------------------------------
$3.13-49.50                                                    1,396,428                $19.75
----------------------------------------------------------------------------------------------

12 . Loss Per Share

--------------------------------------------------------------------------------
A reconciliation of the numerator and denominator of the loss per share calculations is provided for all periods presented. The numerator for basic and diluted loss per share is net loss for all periods presented. The denominator for basic and diluted loss per share for 1999, 1998 and 1997 follows:


Year ended December 31,                         1999          1998          1997
--------------------------------------------------------------------------------
Weighted-average shares used for
  basic loss per share                    62,224,869    40,580,869    41,345,193
Effect of dilutive securities:
  Restricted stock                                --            --            --
  Stock options                                   --            --            --
--------------------------------------------------------------------------------
Weighted-average shares used for
  diluted loss per share                  62,224,869    40,580,869    41,345,193
--------------------------------------------------------------------------------

Options outstanding for all periods were not included in the computation of diluted loss per share for all years, because they were antidilutive.

In January 2000, the Company granted options to purchase 580,200 shares of common stock at $12.25 to $16.19 per share. These options will expire in January 2010.

34 . 1999 MEMC Annual Report

13 . Income Taxes

Earnings (loss) before income taxes, equity in income (loss) of joint ventures and minority interests are as follows:

Year ended December 31,                                                  1999            1998            1997
-------------------------------------------------------------------------------------------------------------
Dollars in thousands

U.S.                                                                $(213,138)      $(349,573)       $(59,702)
Foreign                                                                   490         (23,642)         49,372
-------------------------------------------------------------------------------------------------------------
                                                                    $(212,648)      $(373,215)       $(10,330)
-------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense consists of the following:

                                                                      Current        Deferred           Total
-------------------------------------------------------------------------------------------------------------
Dollars in thousands
Year ended December 31, 1999:
  U.S. federal                                                        $   570       $ (70,156)      $ (69,586)
  State and local                                                         914             895           1,809
  Foreign                                                               2,152            (296)          1,856
-------------------------------------------------------------------------------------------------------------
                                                                      $ 3,636       $ (69,557)      $ (65,921)
-------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998:
  U.S. federal                                                        $ 1,524       $(103,435)      $(101,911)
  State and local                                                       2,207          (4,534)         (2,327)
  Foreign                                                               4,790          10,054          14,844
-------------------------------------------------------------------------------------------------------------
                                                                      $ 8,521       $ (97,915)      $ (89,394)
-------------------------------------------------------------------------------------------------------------
Year ended December 31, 1997:
  U.S. federal                                                        $(5,764)      $ (18,712)      $ (24,476)
  State and local                                                        (924)           (398)         (1,322)
  Foreign                                                              25,766           2,801          28,567
-------------------------------------------------------------------------------------------------------------
                                                                      $19,078       $ (16,309)      $   2,769
-------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 1999, 1998 and 1997 to loss before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:

Year ended December 31,                                                  1999             1998            1997
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Income tax at federal statutory rate                                 $(74,427)       $(130,625)        $(3,616)
Increase (reduction) in income taxes
  resulting from:
    Change in the balance of the valuation
      allowance for deferred tax assets
      allocated to income tax expense                                  (1,622)          19,386          (4,738)
    Foreign tax differences                                             5,976           15,310          13,511
    State income taxes, net
      of federal benefit                                                1,176           (1,513)           (859)
    Investment incentives                                                (660)            (600)           (916)
    Malaysian joint venture charges                                        --            5,552              --
    Other, net                                                          3,636            3,096            (613)
--------------------------------------------------------------------------------------------------------------
                                                                     $(65,921)        $(89,394)        $ 2,769
--------------------------------------------------------------------------------------------------------------

                                                    1999 MEMC Annual Report . 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,                                                                            1999           1998
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Deferred tax assets:
  Inventory, principally due to additional costs inventoried for tax purposes and/or financial reserves recorded to state
    inventories at net realizable values                                           $  6,718        $  7,427
  Accruals for expenses currently not deductible for tax purposes                    38,945          40,936
  Pension, medical and other employee benefits, principally due
    to accrual for financial reporting purposes                                      36,728          37,433
  Net operating loss carryforwards                                                  252,450         160,640
  Investment tax credit carryforwards                                                 1,456           1,456
  Alternative minimum tax credit carryforwards                                        3,760           3,427
  Other                                                                               1,557           1,151
-----------------------------------------------------------------------------------------------------------
    Total gross deferred tax assets                                                 341,614         252,470
  Less valuation allowance                                                          (49,168)        (42,166)
-----------------------------------------------------------------------------------------------------------
    Net deferred tax assets                                                         292,446         210,304
-----------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment, principally due to differences
    in depreciation and capitalized interest                                        (89,129)        (80,505)
  Other                                                                              (6,510)         (2,020)
-----------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                                  (95,639)        (82,525)
-----------------------------------------------------------------------------------------------------------
    Net deferred tax assets                                                        $196,807        $127,779
-----------------------------------------------------------------------------------------------------------

Net deferred tax assets were classified in the consolidated balance sheets as follows:


December 31,                                                                             1999          1998
-----------------------------------------------------------------------------------------------------------
Dollars in thousands
Current deferred tax assets, net                                                     $ 12,905      $ 23,129
Noncurrent deferred tax assets, net                                                   183,902       104,650
-----------------------------------------------------------------------------------------------------------
                                                                                     $196,807      $127,779
-----------------------------------------------------------------------------------------------------------

The Company's net deferred tax assets increased $69 million to $196.8 million at December 31, 1999. Management believes it is more likely than not that with its projections of future taxable income and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 1999. In order to realize the net deferred tax assets existing at December 31, 1999, the Company will need to generate future taxable income of approximately $549 million. The Company's net operating loss (NOL) carryforwards total $647 million, of which $7 million will expire in

36 . 1999 MEMC Annual Report

2001; $13 million will expire in 2002; $29 million will expire in 2003; $9 million will expire in 2004; $14 million will expire in 2012; $322 million will expire in 2018 and $253 million will expire in 2019. There can be no assurance, however, that the Company will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets. The Company also has AMT credit carryforwards available of $3,760 and net investment tax credit carryforwards available of $1,456. Utilization of $7,220 of loss carryforwards and all the investment tax credit carryforwards are subject to limitation under Internal Revenue Code Sections 382 and 383, respectively. Pursuant to these Internal Revenue Code Sections, the amount of combined loss and tax credit carryforwards that may be utilized is limited to approximately $2,000 per year. Under Internal Revenue Service regulations, the investment tax credit carryforwards are not permitted to reduce income tax expense until the year 2000.

14 . Pension Plans and Other Retirement Benefits

--------------------------------------------------------------------------------
The Company has a noncontributory defined benefit plan covering most U.S. employees. Benefits for this plan are based on years of service and qualifying compensation during the final years of employment. The Company complies with federal funding requirements.

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

Net periodic pension cost consists of the following:

                                                   Pension Plans                      Health Care Plan
                                        ----------------------------------------------------------------------
Year ended December 31,                    1999        1998         1997         1999        1998         1997
--------------------------------------------------------------------------------------------------------------
Dollars in thousands
Service cost                            $ 7,807     $ 8,134      $ 8,178       $1,435     $ 1,791       $2,441
Interest cost                             8,769       9,128        7,937        3,333       2,995        3,468
Expected return on plan assets           (6,523)     (7,219)      (6,189)          --          --           --
Amortization of service costs               393         501          576         (707)     (1,010)        (206)
Net actuarial loss/(gain)                   770         818          562           54          47          (76)
Curtailment (gain) recognized               428       4,381           --           --        (148)          --
Cost of special termination benefits         --          --        1,067           --       1,023           --
--------------------------------------------------------------------------------------------------------------
  Net periodic benefit cost             $11,644     $15,743      $12,131       $4,115     $ 4,698       $5,627
--------------------------------------------------------------------------------------------------------------

                                                    1999 MEMC Annual Report . 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the change in benefit obligation, change in plan assets and funded status of the Company's plans:

                                                       Pension Plans                 Health Care Plan
                                               --------------------------------------------------------
                                                    1999            1998            1999           1998
-------------------------------------------------------------------------------------------------------
Dollars in thousands
Change in benefit obligation:
  Benefit obligation at January 1               $137,475        $134,408        $ 52,573       $ 38,751
  Service cost                                     7,820           6,235           1,435          1,407
  Interest cost                                    8,769           6,919           3,333          2,128
  Amendments                                         559             140              --             --
  Actuarial (gain)/loss                          (15,451)          6,123          (8,182)         3,899
  Benefits paid                                  (11,791)        (18,494)         (2,037)          (773)
  Curtailments                                       428           2,144              --          6,138
  Special termination benefits                        --              --              --          1,023
-------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                127,809         137,475          47,122         52,573
-------------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at January 1          85,112          94,707              --             --
  Actual return on plan assets                    11,682           6,744              --             --
  Employer contributions                           9,482           2,155           2,037            773
  Benefits paid                                  (11,791)        (18,494)         (2,037)          (773)
-------------------------------------------------------------------------------------------------------
    Fair value of plan assets
      at December 31                              94,485          85,112              --             --
-------------------------------------------------------------------------------------------------------
  Funded status                                  (33,324)        (52,363)        (47,122)       (52,573)
  Unrecognized prior service cost                  4,891           4,726          (7,787)        (8,495)
  Unrecognized net actuarial (gain)/loss            (783)         20,511          (5,386)         2,596
  Fourth quarter contribution                        110             801              --             --
-------------------------------------------------------------------------------------------------------
  Accrued benefit cost                          $(29,106)       $(26,325)       $(60,295)      $(58,472)
-------------------------------------------------------------------------------------------------------

Amounts recognized in statement
  of financial position:
    Accrued benefit liability                   $(32,354)       $(31,396)       $(60,295)      $(58,472)
    Fourth quarter contribution                      110             801              --             --
    Intangible asset                                 584             109              --             --
    Accumulated other
      comprehensive income                         2,554           4,161              --             --
-------------------------------------------------------------------------------------------------------
    Accrued pension expense                     $(29,106)       $(26,325)       $(60,295)      $(58,472)
-------------------------------------------------------------------------------------------------------

Pension plan assets consist principally of insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8,184, $6,478 and $601, respectively, as of December 31, 1999, and $137,475, $109,865 and $85,112, respectively, as of December 31, 1998.

The Company recognized the curtailments and the special termination benefits related to the closure of the Spartanburg facility and the voluntary severance program offered to employees during 1998.

38 . 1999 MEMC Annual Report

The following is a table of the actuarial assumptions:

                                                   Pension Plans        Health Care Plan
                                                ----------------------------------------
Year ended December 31,                           1999       1998       1999        1998
----------------------------------------------------------------------------------------
Weighted-average assumptions
  as of December 31:
  Discount rate                                  7.75%      6.75%      7.75%       6.75%
  Expected return on plan assets                 8.00%      8.00%       N/A         N/A
  Rate of compensation increase                  4.50%      4.50%      4.50%       4.50%
----------------------------------------------------------------------------------------

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.5% by the year 2001 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend would have the following effects:


                                          One-Percentage-       One-Percentage-
                                          Point Increase        Point Decrease
-------------------------------------------------------------------------------
Dollars in thousands

Effect on total service and
  interest cost components                           $ 49                 $ (48)
Effect on postretirement
  benefit obligation                                 $170                 $(167)
-------------------------------------------------------------------------------

The Company has pension plans for its foreign subsidiaries. The aggregate pension expense and liability are not material to the consolidated financial statements.

15 . Retirement Savings Plan

--------------------------------------------------------------------------------
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees with more than one year of service. Company contributions included in results of operations totaled $3,618, $4,012 and $4,138 for 1999, 1998 and 1997, respectively.

16 . Commitments and Contingencies

--------------------------------------------------------------------------------
The Company leases buildings, equipment and automobiles under operating leases. Rental expense under these leases was $24,062, $28,733 and $23,789 in 1999, 1998 and 1997, respectively. Minimum aggregate future rental obligations under leases having remaining terms of one year or more at December 31, 1999 are as follows:

------------------------------------------------
Dollars in thousands
2000                                     $17,726
2001                                       7,859
2002                                       2,214
2003                                          95
2004                                          16
Thereafter                                    --
------------------------------------------------
                                         $27,910
------------------------------------------------

                                                    1999 MEMC Annual Report . 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 . Geographic Segments

--------------------------------------------------------------------------------
The Company is engaged in one reportable segmentNthe design, manufacture and sale of electronic grade silicon wafers for the semiconductor industry.

Geographic financial information is as follows:

                                                             Other
                             United                        Foreign
                             States     Japan     Italy  Countries       Total
------------------------------------------------------------------------------
Dollars in thousands
Net sales to customers:
  1999                     $359,020  $ 89,281  $ 21,815   $223,478  $  693,594
  1998                      389,721   119,138    30,855    219,202     758,916
  1997                      497,601   153,897    25,784    309,391     986,673
------------------------------------------------------------------------------
Long-lived assets:
  1999                     $824,977  $229,349  $101,739   $108,694  $1,264,759
  1998                      901,940   221,701   131,436    114,849   1,369,926
  1997                      976,032   136,567   135,588    153,790   1,401,977
------------------------------------------------------------------------------

Net sales are attributed to countries based on location of customer. Investments in joint ventures are presented based on the countries in which they are located.

18 . Unaudited Quarterly Financial Information

---------------------------------------------------------------------------------------------------
                                                         First       Second      Third       Fourth
1999                                                   Quarter     Quarter     Quarter      Quarter
Dollars in thousands, except share data
Net sales                                            $ 159,800   $ 168,043   $ 182,781    $ 182,970
Gross margin                                           (13,816)     (1,966)      4,922          525
Loss before equity in income (loss) of
  joint ventures and minority interests                (46,852)    (36,228)    (32,464)     (31,183)
Equity in income (loss) of joint ventures               (4,589)     (3,891)     (2,642)       1,463
Minority interests                                       1,187         807       1,389        1,522
Net loss                                               (50,254)    (39,312)    (33,717)     (28,198)
Basic loss per share                                     (1.19)       (.58)       (.48)        (.41)
Diluted loss per share                                   (1.19)       (.58)       (.48)        (.41)
Market price:
  High                                                  11 1/8      12 3/4      21 1/2       15 3/8
  Low                                                    5 1/2       5 3/4      10 3/4       10 1/8


1998
--------------------------------------------------------------------------------------------------
Dollars in thousands, except share data
Net sales                                            $ 235,243   $ 202,153   $ 167,685   $ 153,835
Gross margin                                            23,768      (3,812)    (28,095)    (23,690)
Loss before equity in loss of joint
  ventures and minority interests                      (20,497)   (143,705)    (57,897)    (61,722)
Equity in loss of joint ventures                       (11,621)     (6,860)    (12,860)    (12,155)
Minority interests                                       1,280       1,920       5,807       1,978
Net loss                                               (30,838)   (148,645)    (64,950)    (71,899)
Basic loss per share                                     (0.75)      (3.67)      (1.60)      (1.78)
Diluted loss per share                                   (0.75)      (3.67)      (1.60)      (1.78)
Market price:
  High                                                  19         16 7/16    10 13/16    12 5/8
  Low                                                   14 1/2      9  1/4     2 15/16     2 15/16
--------------------------------------------------------------------------------------------------

40 . 1999 MEMC Annual Report

INDEPENDENT AUDITORS' REPORT


The Board of Directors
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                             /s/ KPMG LLP

St. Louis, Missouri
January 20, 2000

42 . 1999 MEMC Annual Report

STOCKHOLDER INFORMATION

Corporate Office

MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Transfer Agent and Registrar

Harris Trust & Savings Bank
311 West Monroe, 11th Floor
P. O. Box 755
Chicago, Illinois 60690
(312) 360-5433

Annual Meeting

All stockholders are invited to attend the annual meeting of MEMC Electronic Materials, Inc. at 10:00 a.m. central standard time on May 9, 2000, at the Frontenac Hilton, 1335 S. Lindbergh Blvd., St. Louis, MO 63131. Holders of common stock of record at the close of business on March 13, 2000, are entitled to vote at the meeting. A notice of the meeting, proxy statement and proxy were sent to stockholders with this Annual Report.

Stockholder Inquiries

Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Harris Trust & Savings Bank, at the address or phone number above.

Common Stock Listing

MEMC's common stock is traded on the New York Stock Exchange under the symbol OWFRO. On December 31, 1999, the last business day of the year, the Company had 660 stockholders of record.

Form 10-K

Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 1999, filed with the Securities and Exchange Commission, by writing MEMC's Investor Relations Department or by calling (636) 474-5505.

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

Independent Auditors

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Investor Relations

Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:

MEMC Electronic Materials, Inc.
Investor Relations Department
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
Tel: (636) 474-5443
Fax: (636) 474-5158
E-mail: invest@memc.com

Manufacturing Facilities

Chonan, South Korea
Hsinchu, Taiwan
Kuala Lumpur, Malaysia
Merano, Italy
Novara, Italy
Pasadena, Texas
Sherman, Texas
St. Peters, Missouri
Utsunomiya, Japan

44 . 1999 MEMC Annual Report