Form 10-K405, Exhibit 13
period 2000-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2001-03-23
CIK 945436

                                                   2000 MEMC Annual Report . 11

------------------------------------------------------------------------------------------------------------------------------------

five year selected financial highlights

------------------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands, except share data)
Year ended December 31,                              2000             1999              1998              1997              1996
--------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:

Net sales                                    $    871,637      $   693,594       $   758,916       $   986,673        $1,119,500
Gross margin                                      128,975          (10,335)          (31,829)          124,759           250,185
Marketing and administration                       69,182           63,613            73,515            70,715            79,680
Research and development                           72,155           85,019            81,591            64,457            44,313
Restructuring costs                                    --           (5,747)          146,324(1)             --                --
Operating profit (loss)                           (12,362)        (153,220)         (333,259)          (10,413)          126,192
Equity in income (loss) of joint ventures          14,664           (9,659)          (43,496)            5,480            26,716
Net earnings (loss)                               (43,390)        (151,481)         (316,332)           (4,513)          103,388
Basic earnings (loss) per share                     (0.62)           (2.43)            (7.80)            (0.11)             2.50
Diluted earnings (loss) per share                   (0.62)           (2.43)            (7.80)            (0.11)             2.49
Shares used in basic earnings (loss)
   per share computation                       69,596,861       62,224,869        40,580,869        41,345,193        41,308,806
Shares used in diluted earnings (loss)
   per share computation                       69,596,861       62,224,869        40,580,869        41,345,193        41,534,412

Balance Sheet Data:

Working capital                                    86,782           86,306            40,494            38,449            42,805
Total assets                                    1,890,566        1,724,581         1,773,714         1,794,424         1,519,472
Long-term debt (including current portion)      1,041,202          886,096           873,680           519,995           304,589
Stockholders' equity                              366,419          432,791           399,040           715,754           748,583

Other Data:

Capital expenditures                               57,812           49,256           194,610           372,416           590,049
Equity infusions in joint ventures                     --           12,052            25,533            10,638            14,698
Employment                                          7,000            6,000             6,300             8,000             7,100

(1) During 1998, the Company recorded restructuring costs totaling $146.3 million to close its Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at its joint venture in Malaysia, to withdraw from its joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.

12 . 2000 MEMC Annual Report

-----------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
-----------------------------------------------------------------------------

Company Overview

   We are a leading worldwide producer of silicon wafers for the semiconductor industry. We operate manufacturing facilities, directly or through joint ventures, in every major semiconductor manufacturing region throughout the world, including Europe, Malaysia, Japan, South Korea, Taiwan and the United States. Our customers include virtually all major semiconductor device manufacturers including the world's largest foundries as well as the major memory, microprocessor and ASIC manufacturers.

   We provide silicon wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our silicon wafers are sold in each of the major semiconductor-producing regions throughout the world including Asia Pacific, Europe, Japan and the United States.

   Effective September 29, 2000, we acquired an additional 40% interest in MEMC Korea Company (MKC), formerly known as POSCO Huls Company, Ltd., increasing our total ownership to 80%. As a result, as of September 30, 2000, MKC's balance sheet was consolidated with MEMC. Also, as a consequence of this transaction, MKC's operating results were consolidated with MEMC's operating results beginning in the fourth quarter of 2000.

Results of Operations

Net Sales

---------------------------------------------------------------------------
Dollars in Millions                2000              1999             1998
                                   ----------------------------------------
Net Sales                          $872              $694             $759

Percentage Change                    26%               (9%)            (23%)
---------------------------------------------------------------------------

   Our net sales increased by 26% to $872 million in 2000 from $694 million in 1999. This increase resulted from a 21% increase in product volumes, as well as modest price increases and improvements in product mix. Demand for silicon wafers increased in 2000 as the semiconductor industry continued to expand. Approximately 30% of our product volume increase in 2000 was a result of the consolidation of MKC's 2000 fourth quarter results with MEMC.

                                                    2000 MEMC Annual Report . 13

   In 1999, our net sales decreased by 9% to $694 million from $759 million in 1998. This decrease was caused by significantly lower prices for silicon wafers, partially offset by a 9% increase in product volumes. Industry average selling prices declined, from $1.51 in 1998 to $1.31 in 1999, due to excess capacity in the silicon wafer industry and continued pricing pressure from customers. Product volume in 1999 increased, principally due to the on-going recovery in the semiconductor market.

   Premium products such as large diameter and epitaxial wafers represented 58% of our product volume for 2000, compared to 52% for 1999 and 47% for 1998. Both 200 millimeter and epitaxial product volumes grew during 2000. The increase in this ratio is primarily a result of our customers utilizing 200 millimeter wafers rather than smaller diameter wafers to realize the lowest cost per device. In 2000, while total product volumes increased 21%, 200 millimeter product volumes grew by 41%. The consolidation of MKC accounted for 37% of this increased 200 millimeter product volume in 2000. In 1999, while product volume increased in total by 9%, 200 millimeter product volume grew by 29%.

   We operate in all the major semiconductor-producing regions of the world, with over half of our 2000 net sales to customers located outside North America. The charts at right depict our revenues by geographic area.

                                  [GRAPHICS]

Revenues by Geographic Area              Percentage of Change: 00/99
(Dollars in Millions)

2000

North America  $411                      North America       14%
Europe         $185                      Europe              21%
Japan          $126                      Japan               40%
Asia Pacific   $150                      Asia Pacific        63%
               ----                                          --
Total          $872                      Total               26%
               ----                                          --

1999                                     Percentage of Change: 99/98

North America  $359                      North America       (8)%
Europe         $153                      Europe             (14)%
Japan          $ 90                      Japan              (24)%
Asia Pacific   $ 92                      Asia Pacific        28%
               ----                                         ---
Total          $694                      Total               (9)%
               ----                                         ---

1998                                     Percentage of Change: 98/97

North America  $390                      North America      (22)%
Europe         $178                      Europe             (10)%
Japan          $119                      Japan              (23)%
Asia Pacific   $ 72                      Asia Pacific       (47)%
               ----                                         ---
Total          $759                      Total              (23)%
               ----                                         ---

                                [END GRAPHICS]

Gross Margin

----------------------------------------------------------------------
Dollars in Millions                2000       1999             1998
                                   -----------------------------------
Cost of Goods Sold                 $743       $704             $791

Gross Margin                        129        (10)             (32)

Gross Margin Percent                 15%        (1%)             (4%)
----------------------------------------------------------------------

   Our gross margin increased to $129 million in 2000 compared to negative $10 million in 1999. This significant improvement resulted from increased product volumes and continued benefits realized from our cost reduction and manufacturing improvement programs, as well as modest increases in average selling prices. While our product volumes increased 21% in 2000 compared to 1999, our cost of sales increased only 6% compared to 1999.

   In 1999, our gross margin improved to a negative 1% from a negative 4%, despite a 13% decline in industry average selling prices. This improvement in gross margin was primarily attributable to reduced cost of goods sold, which declined 11% in 1999 compared to 1998, despite a 9% increase in product volumes. More than $100 million in costs were taken out of the business in 1999, as a

14 . 2000 MEMC Annual Report

-----------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
-----------------------------------------------------------------------------

result of various cost-cutting initiatives set into motion in 1998, including the closure of the Spartanburg, South Carolina, plant, implementing "best practices" worldwide, initiating a Plant Focus program that limits the number of wafer diameters manufactured at each site, and working with our suppliers to create opportunities for cost reductions and lower prices.

                                  [GRAPHICS]


Gross Margin
(Dollars in millions)

                        1988              1999         2000
                        ----             ----         ----
Net Sales               $ 759             $694         $872
Gross Margin              (31)             (10)         129
Operating Profit         (333)            (153)         (12)


                                [END GRAPHICS]
Marketing and Administration

------------------------------------------------------------------------------
Dollars in Millions                      2000         1999            1998
                                         -------------------------------------
Marketing and Administration              $69          $64             $74

As a Percentage of Sales                    8%           9%             10%
------------------------------------------------------------------------------

   As we continue to control our costs, marketing and administration expenses remained relatively flat in 2000, despite the 26% increase in net sales and the consolidation of MKC's fourth quarter results. As a percent of sales, marketing and administration expenses decreased in 2000, from 9% to 8%.

   In 1999, marketing and administration expenses decreased 13% and represented 9% of net sales. The decrease was a result of our efforts to reduce costs.

Research and Development

------------------------------------------------------------------------------
Dollars in Millions                 2000              1999            1998
                                  --------------------------------------------
Research and Development             $72               $85             $82

As a Percentage of Sales               8%               12%             11%
------------------------------------------------------------------------------

   Research and development expenses declined by 15% in 2000 to 8% of net sales. The decreased expenses were attributable to continued focus and spending control, coupled with increased revenue from the sale of 300 millimeter wafers, which offset the related technology expenses.

     In 1999, our research and development costs rose 4% and represented 12% of our net sales. The increase in research and development costs resulted from continued 300 millimeter wafer development and from depreciation associated with our 300 millimeter facilities in St. Peters, Missouri, and in Utsunomiya, Japan.

Restructuring Costs

--------------------------------------------------------------------------------
Dollars in Millions                     2000             1999              1998
                                        ----------------------------------------
Restructuring Costs                     $ --             ($6)              $146
--------------------------------------------------------------------------------

                                                   2000 MEMC Annual Report . 15

   In 1999, we recorded an adjustment to decrease our restructuring reserve by $6 million to reflect a change in an accounting estimate relating primarily to our withdrawal from the Chinese joint venture. The amount required to exit the venture was less than we had originally estimated.

Nonoperating (Income) Expense and Income Taxes

-----------------------------------------------------------------------------
Dollars in Millions                 2000             1999             1998
                                   ------------------------------------------
Interest Expense                   $   79           $  66              $ 46

Debt Outstanding at December 31     1,071             892               910

Interest Income                        (5)             (2)               (2)

Royalty Income                        (10)             (6)               (5)

Other, Net                              1               1                 1

Income Taxes                          (21)            (66)              (89)

Effective Income Tax Rate              27%             31%               24%
-----------------------------------------------------------------------------

   Our interest expense increased to $79 million in 2000 as a result of an increase in our debt and higher interest rates on debt that repriced in 2000. As of December 31, 2000, our debt outstanding totaled $1,071 million, compared to $892 million at the end of 1999. Substantially all of this increase in debt outstanding relates to the acquisition and consolidation of MKC.

   In 1999, our interest expense increased to $66 million, primarily as a result of increased interest rates. The interest rates on our loan agreements with E.ON AG, our principal lender, increased as a result of a debt re-negotiation during September 1998. In addition, some of our debt instruments were repriced in 1999 as they became due and were refinanced. To a lesser extent, the increase in interest expense was also due to an increased average debt level and a reduction in capitalized interest in 1999.

   In 2000, we realized an income tax benefit at the rate of 27%, as compared to 31% in 1999 and 24% in 1998. The change in the rate of benefit recognized was a result of changes in the composition of worldwide taxable income and in the valuation allowance on certain deferred tax assets.

Equity in Income (Loss) of Joint Ventures

--------------------------------------------------------------------------------
Dollars in Millions                            2000           1999        1998
                                             -----------------------------------
Equity in Income (Loss) of Joint Ventures:

MKC                                             $ 4            ($5)       ($18)

Taisil                                           11             (5)        (25)
--------------------------------------------------------------------------------

16 . 2000 MEMC Annual Report

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

   Equity in income of joint ventures increased to $15 million in 2000, compared to a loss of $10 million in 1999. As previously stated, MKC's operating results were consolidated with MEMC beginning in the fourth quarter of 2000. For the first three quarters of 2000, MKC contributed income of $4 million to our equity in income of joint ventures, compared to a loss of $5 million for the twelve months in 1999. The improved results were primarily attributable to a significant increase in product volumes. Taisil Electronic Materials Corporation (Taisil), our 45%-owned unconsolidated joint venture in Taiwan, contributed income of $11 million in 2000, compared to a loss of $5 million in 1999. Taisil's improved results were attributable to a 20% increase in product volumes and, to a lesser extent, a moderate increase in average selling prices. During 2000, Taisil also reduced its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was $3 million. MKC's and Taisil's product volumes increased in 2000 as the semiconductor industry continued to expand.

   In 1999, MKC contributed losses of $5 million compared to losses of $18 million in 1998. Net sales for MKC increased significantly in 1999 due to a 60% increase in product volume, which was partially offset by lower prices. In 1999, Taisil contributed losses of $5 million compared to losses of $25 million for 1998. Net sales for Taisil increased significantly in 1999 due to an 81% increase in product volume, which was partially offset by lower prices. During 1999, Taisil also reduced its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was $2 million. The higher product volumes at both MKC and Taisil in 1999 were primarily attributable to an increase in demand in the Korean and Taiwanese semiconductor and silicon wafer markets.

Liquidity and Capital Resources

----------------------------------------------------------------------------
Dollars in Millions                            2000         1999      1998
                                              ------------------------------
Net Cash Provided by (Used in):

Operating Activities                          $  52        ($103)    ($34)

Investing Activities                            (44)         (47)    (223)

Financing Activities                             70          164      242
----------------------------------------------------------------------------

                                                    2000 MEMC Annual Report . 17

   At December 31, 2000, we had $95 million of cash and cash equivalents compared to $29 million at December 31, 1999. Of this increased cash, $72 million relates to the financial consolidation of MKC. Under Korean law, there are restrictions on MKC's ability to pay dividends and make loans, thereby limiting our access to MKC's cash.

   Our principal sources and uses of cash during 2000 were as follows:

   Sources

   .  Generated $52 million of cash from operations

   .  Borrowed $69 million under debt agreements

   Uses

   .  Invested $58 million in capital expenditures

   Our cash flows provided by operating activities improved $155 million to $52 million in 2000, primarily due to our improved operating results.

   Our accounts receivable increased $34 million at December 31, 2000, as compared to the end of 1999. The increase was primarily attributable to a 39% increase in fourth quarter net sales between the two years. Our days' sales outstanding were 52 days at December 31, 2000, compared to 56 days at the end of 1999 based on annualized fourth quarter sales for the respective years.

   Our inventories increased $33 million from the prior year to $132 million at December 31, 2000. The increase is primarily a result of the consolidation of MKC in 2000, as well as a greater number of managed inventory agreements with our key customers that resulted in higher consigned inventories. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments, remained flat in 2000 as compared to 1999. Our year-end inventories as a percentage of annualized fourth quarter net sales remained steady at 13% at December 31, 2000 as compared to 1999.

    Our net deferred tax assets increased $38 million to $235 million at December 31, 2000. Considering our projections of future taxable income and after consideration of the valuation allowance, we believe that it is more likely than not that we will generate sufficient taxable income to realize the benefits of our net deferred tax assets existing at December 31, 2000. In order to realize the net deferred tax assets existing at December 31, 2000, we will need to generate future taxable income of approximately $643 million. There can be no assurance, however, that

                                  [GRAPHICS]


Cash Flow
(Dollars in Millions)

                          1998               1999             2000
                          ----               ----             ----
Operating Cash Flow       ($34)             ($103)            $ 52

Free Cash Flow            (254)               (42)              (6)


                                [END GRAPHICS]

18 . 2000 MEMC Annual Report

------------------------------------------------------------------------------
management's discussion and analysis of financial conditions and results of operations
-------------------------------------------------------------------------------
we will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets. Our net operating loss carryforwards are as follows:
--------------------------------------------------------------------------------
Dollars in Millions

     Expire in 2001                    $    7
     Expire in 2003                        25
     Expire in 2004                         3
     Expire in 2012                        14
     Expire in 2018                       322
     Expire in 2019                       254
     Expire in 2020                        99
                                        -----
     Total                             $  724
--------------------------------------------------------------------------------

     On June 16, 2000, VEBA AG, which through its affiliates is our majority shareholder and principal lender, merged with VIAG AG. The VEBA/VIAG Group, now known as E.ON AG, has stated that its core businesses will be energy and specialty chemicals. E.ON AG's stated intent is to systematically and optimally divest certain non-core businesses, including MEMC. We intend to work closely with E.ON AG to effect an orderly divestiture process that preserves and optimizes the value of MEMC. A decrease in ownership interest of E.ON AG and its affiliates (E.ON) may result in annual limitations for federal income tax purposes of our ability to use our U.S. tax loss carryforwards under Internal Revenue Code Section 382.

     Our net cash used in investing activities improved $3 million in 2000 compared to 1999. This improvement was primarily due to lower equity infusions in joint ventures, partially offset by higher spending on capital projects. Our capital expenditures in 2000 were primarily related to the implementation of SAP integrated business software, enhanced 200 millimeter capacity and capability and maintenance capital. At December 31, 2000, we had $19 million of committed capital expenditures related to various manufacturing and technology projects. We intend to tightly control capital expenditures in 2001.

     We did not make any equity infusions into our joint ventures in 2000, compared to a $12 million infusion into Taisil in 1999. Although to date Taisil has an accumulated deficit, we do not consider our investment in Taisil to be impaired as of December 31, 2000, based on Taisil's positive net income and free cash flow in 2000.

     Our cash flows provided by financing activities decreased to $70 million in 2000 compared to $164 million in 1999. In 2000, our financing was primarily through the

                                                    2000 MEMC Annual Report . 19

issuance of debt. In 1999, our primary source of financing was the issuance of stock.

     At December 31, 2000, we maintained $1,081 million of committed long-term loan agreements, of which $1,041 million was outstanding. We also maintained $88 million of short-term lines of credit, of which $30 million was outstanding at December 31, 2000. In addition, as of December 31, 2000, we provided $44 million of debt guarantees to Taisil, of which $32 million was outstanding. Our weighted average cost of borrowing was 8.5% at December 31, 2000 compared to 7.8% at December 31, 1999. Our total debt outstanding increased to $1,071 million at December 31, 2000 from $892 million at December 31, 1999. Our total debt to total capital ratio at December 31, 2000, was 71%, compared to 65% at December 31, 1999.

     As of December 31, 2000, E.ON agreed to extend all of our outstanding loans with E.ON maturing prior to January 1, 2002 to their respective maturity date anniversaries in 2002 (but only in the event we have used our best efforts to obtain replacement financing on equivalent terms and conditions). All outstanding debt with E.ON maturing prior to January 1, 2002 which is extended at maturity will be repriced based upon then-current interest rates applicable to an average industrial borrower at a specified credit rating.

     The silicon wafer industry is highly capital intensive. Our capital needs depend on numerous factors, including our profitability and our investment in capital expenditures and research and development. We believe that the liquidity provided by existing cash balances and credit facilities, together with cash generated from operations, will be sufficient to satisfy commitments for capital expenditures and operating cash requirements through 2001. If, however, our future financial performance fails to meet our current expectations, then we may require additional financing in order to satisfy planned capital expenditures and operating cash requirements for 2001. There can be no assurance that such financing will be available on acceptable terms.

     Historically, we have funded our operations primarily through loans from E.ON, internally generated funds and issuances of common stock. To a lesser extent, we have raised funds by borrowing money from commercial banks. We are not required to make any principal payments on our existing credit facilities with E.ON until 2002. Under these credit facilities we cannot pledge any of our assets to secure additional financing without the consent of E.ON. Under our Euro 80 million (approximately $74 million) loan from E.ON used to fund the acquisition of the additional 40% interest in MKC, we are required to pay 100% of any net proceeds received from the issuance of equity or debt, to E.ON as a mandatory principal repayment of this loan. We are also required to pay 75% of any cash received from MKC, through dividends, reduc-

                                    [GRAPH]
Capital Expenditures
(Dollars in millions)

                        1998        1999        2000
                        ----        ----        ----
Capacity                $ 33        $  7        $  6
Capability                15          25          22
New Products             113           6           5
Maintenance               34          11          24
                        ----        ----        ----
                        $195        $ 49        $ 57
                        ====        ====        ====

20 . 2000 MEMC Annual Report

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

tions or repurchases of equity, share redemptions or loans, to E.ON as a mandatory principal repayment of this loan. Finally, under our remaining loan agreements with E.ON, we are now obligated to use 75% of any proceeds from the issuance of debt and 50% of our annual free cash flow, which is net of capital expenditures, to pay down the principal of these loans. We are currently engaged in discussions with potential financing sources regarding additional capital.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as assets or liabilities within the balance sheet, and requires both the derivatives and the underlying exposure to be recorded at fair value. Any gain or loss resulting from changes in fair market value will be recorded as part of the results of operations, or as a component of comprehensive income or loss, depending upon the intended use of the derivative. We will adopt this Statement in the first quarter of 2001. We do not believe that the implementation of this Statement will have a material effect on our financial condition or results of operations.

Risk Factors

   The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This annual report contains such forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with any discussion of future operating or financial performance.

   Forward-looking statements in this report include those concerning:

   . the expansion of our customer service concept to the Asia Pacific and Japan regions in 2001;
   . continuation of training in new manufacturing approaches and emphasis on cost control in 2001;
   . our possession of critical strengths necessary for future success, including products, customers, capacity, culture and focus;

                                                    2000 MEMC Annual Report . 21

   . possible weakness in future demand;
   . our intention to build on winning strategies in 2001;
   . future use of MEMC's new products by our customers;
   . use of customer partnering to create long-term stability and to help insulate MEMC from the worst of the market downdrafts;
   . future benefits from customer service centers;
   . future benefits from Overall Equipment Effectiveness (OEE) analytical approach and targeted investment;
   . the lack of need in the short term to build plants for increased 300 millimeter demand;
   . increased product volumes in the future;
   . cost reduction benefits from global implementation of the Plant Focus program in 2001;
   . our intention to protect and expand certain capabilities, including a strategic sales and marketing approach, continued emphasis on next generation 300 millimeter wafers, pricing flexibility, and rational investment in new capital;
   . our ability to generate future taxable income as it relates to the realization of the net deferred tax asset;
   . our intention to work closely with E.ON to effect an orderly divestiture process that preserves and optimizes the value of MEMC;
   . possible limitations on our ability to use our U.S. tax loss carryforwards under Internal Revenue Code section 382;
   . our intent to tightly control capital expenditures in 2001;
   . our liquidity through 2001;
   . the impact of the implementation of SFAS No. 133;
   . the impact of an adverse change in interest and currency exchange rates;
   . the adequacy and timing of the utilization of our restructuring reserve;
     and
   . the expectation that we will not pay dividends in the foreseeable future.

   We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks and uncertainties, and actual results could vary materially from those anticipated, estimated or projected. Risks and uncertainties pertaining to MEMC include, but are not limited to:

   . market demand for silicon wafers;
   . utilization of manufacturing capacity;
   . our ability to reduce manufacturing costs;
   . inventory levels of our customers;
   . demand for semiconductors generally;
   . changes in the pricing environment;
   . general economic conditions;

22. 2000 MEMC Annual Report

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

   . actions by competitors, customers, and suppliers;
   . the accuracy of our assumptions regarding the dismantling and sale of the
     Spartanburg facility;
   . technological changes;
   . changes in product specifications and manufacturing processes;
   . changes in financial market conditions;
   . changes in interest and currency exchange rates;
   . changes in the plans and intentions of third parties, including E.ON; and . other risks described in our filings with the Securities and Exchange
     Commission, including "Risk Factors" in our Form 10-K for the year ended December 31, 2000.

   These forward-looking statements represent our estimates and assumptions only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Market Risk

   The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

   To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2000, and December 31, 1999. Actual results may differ materially.

   We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

   Although our debt obligations are primarily of a fixed-rate nature, fluctuations in interest rates could significantly affect interest expense as obligations are refinanced or extended at maturity and repriced based upon then-current interest rates. An adverse change (defined as a 100 basis point change) in interest rates on our total debt out-

2000 MEMC Annual Report . 23

standing would result in a decline in income before taxes of approximately $11 million and $9 million as of the end of 2000 and 1999, respectively.

   A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Italian Lira, the Euro and certain other Asian and European currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 20 percent in certain Asian currencies and 10 percent in all other currencies) in exchange rates would result in a decline in income before taxes of less than $2 million as of the end of 2000 and 1999, and a decline in other comprehensive income of less than $22 million as of the end of 2000 and $20 million as of the end of 1999. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. Dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

24 . 2000 MEMC Annual Report

----------------------------------------------------------------------------------------------------------------------------
consolidated statements of operations                                             (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------------------------------------

Year ended December 31,                                                             2000            1999           1998
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $    871,637      $    693,594    $    758,916
Cost of goods sold                                                                742,662           703,929         790,745
---------------------------------------------------------------------------------------------------------------------------
      Gross margin                                                                128,975           (10,335)        (31,829)
Operating expenses:~
 Marketing and administration                                                      69,182            63,613          73,515
 Research and development                                                          72,155            85,019          81,591
 Restructuring costs                                                                   --            (5,747)        146,324
---------------------------------------------------------------------------------------------------------------------------
      Operating loss                                                              (12,362)         (153,220)       (333,259)
---------------------------------------------------------------------------------------------------------------------------
Nonoperating (income) expense:
 Interest expense                                                                  78,801            66,054          45,832
 Interest income                                                                   (4,838)           (1,986)         (2,291)
 Royalty income                                                                    (9,815)           (6,112)         (4,628)
 Other, net                                                                         1,317             1,472           1,043
---------------------------------------------------------------------------------------------------------------------------
      Total nonoperating expense                                                   65,465            59,428          39,956
---------------------------------------------------------------------------------------------------------------------------
      Loss before income taxes, equity in income
        (loss) of joint ventures and minority interests                           (77,827)         (212,648)       (373,215)
Income taxes                                                                      (21,013)          (65,921)        (89,394)
---------------------------------------------------------------------------------------------------------------------------
      Loss before equity in income (loss) of joint
         ventures and minority interests                                          (56,814)         (146,727)       (283,821)
Equity in income (loss) of joint ventures                                          14,664            (9,659)        (43,496)
Minority int                                                                       (1,240)            4,905          10,985
---------------------------------------------------------------------------------------------------------------------------
Net loss                                                                     $    (43,390)     $   (151,481)   $   (316,332)
===========================================================================================================================
Basic loss per share                                                         $      (0.62)     $      (2.43)   $      (7.80)
Diluted loss per share                                                       $      (0.62)     $      (2.43)   $      (7.80)
===========================================================================================================================
Weighted average shares used in computing basic and diluted loss per share     69,596,861        62,224,869      40,580,869
===========================================================================================================================

See accompanying notes to consolidated financial statements.

                                                    2000 MEMC Annual Report . 25

---------------------------------------------------------------------------------------------------------------------------
consolidated balance sheets                                                       (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------------------------------------

December 31,                                                                                2000               1999
---------------------------------------------------------------------------------------------------------------------------
Assets
  Current assets:
  Cash and cash equivalents                                                              $   94,759         $   28,571
  Accounts receivable, less allowance for doubtful accounts of $3,089 and
     $2,409 in 2000 and 1999, respectively                                                  145,970            111,559
  Income taxes receivable                                                                        --              9,237
  Inventories                                                                               131,859             98,419
  Deferred tax assets, net                                                                   13,450             12,905
  Prepaid and other current assets                                                           24,369             15,229
----------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                  410,407            275,920
  Property, plant and equipment, net                                                      1,097,602          1,090,358
  Investments in joint ventures                                                              51,647             97,254
  Excess of cost over net assets acquired, net of accumulated amortization of
     $7,291 and $6,466 in 2000 and 1999, respectively                                        45,733             47,058
Deferred tax assets, net                                                                    221,100            183,902
Other assets                                                                                 64,077             30,089
----------------------------------------------------------------------------------------------------------------------
      Total assets                                                                       $1,890,566         $1,724,581
======================================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
    Short-term borrowings and current portion of long-term debt                          $  127,782         $   22,163
    Accounts payable                                                                         88,552             85,704
    Accrued liabilities                                                                      44,372             29,795
    Customer deposits                                                                        14,307             16,556
    Provision for restructuring costs                                                         9,007             12,839
    Income taxes payable                                                                     13,735                 --
    Accrued wages and salaries                                                               25,870             22,557
----------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                             323,625            189,614
Long-term debt, less current portion                                                        942,972            869,759
Pension and similar liabilities                                                              91,786             95,731
Customer deposits                                                                            42,456             48,456
Other liabilities                                                                            48,895             44,893
----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                   1,449,734          1,248,453
----------------------------------------------------------------------------------------------------------------------

Minority interests                                                                           74,413             43,337
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued
      or outstanding in 2000 or 1999                                                             --                 --
   Common stock, $.01 par value, 200,000,000 shares authorized, 70,542,105
      and 70,463,505 issued in 2000 and 1999, respectively                                      705                705
   Additional paid-in capital                                                               771,675            770,476
   Accumulated deficit                                                                     (342,707)          (299,317)
   Accumulated other comprehensive loss                                                     (46,234)           (22,053)
   Treasury stock, at cost: 929,205 shares in 2000 and 1999                                 (17,020)           (17,020)
----------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                           366,419            432,791
----------------------------------------------------------------------------------------------------------------------
       Total liability and stockholders' equity                                          $1,890,566         $1,724,581
======================================================================================================================

See accompanying notes to consolidated financial statements.

26 . 2000 MEMC Annual Report

--------------------------------------------------------------------------------------------------------------------------
consolidated statements of cash flows                                                               (Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------------

  Year ended December 31,                                                 2000                 1999                1998
  -------------------------------------------------------------------------------------------------------------------------
  Cash flows from operating activities:
     Net loss                                                          $(43,390)             $(151,481)            $ (316,332)
     Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                                    173,085                159,081                155,874
       Minority interests                                                 1,240                 (4,905)               (10,985)
       Equity in (income) loss of joint ventures                        (14,664)                 9,659                 43,496
       Restructuring costs                                                   --                 (5,747)               104,704
       (Gain) loss on sale of property, plant and equipment              (2,789)                   981                  6,916
       Deferred compensation earned                                          --                   (601)                   299
       Changes in assets and liabilities:
         Accounts receivable                                            (31,460)               (13,268)                61,836
         Income taxes                                                    20,410                    516                  4,655
         Inventories                                                    (13,141)                12,164                 28,461
         Prepaid and other current assets                               (10,246)                 8,636                 (1,203)
         Deferred taxes                                                 (38,601)               (67,692)               (98,074)
         Accounts payable                                                (1,128)               (20,349)               (38,833)
         Accrued liabilities                                              4,198                (16,502)                (7,792)
         Customer deposits                                               (8,249)               (11,660)                  (348)
         Accrued wages and salaries                                       3,460                  4,621                 (4,209)
         Other, net                                                      13,315                 (6,645)                37,680
-----------------------------------------------------------------------------------------------------------------------------
                    Net cash provided by (used in) operating activities  52,040               (103,192)               (33,855)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                  (57,812)               (49,256)              (194,610)
  Proceeds from sale of property, plant and equipment                     3,060                  4,753                  5,730
  Equity infusions in joint ventures                                         --                (12,052)               (25,533)
  Purchase of business, net of cash acquired                             10,660                     --                     --
  Notes receivable from affiliates                                           --                  9,664                 (8,642)
-----------------------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities               (44,092)               (46,891)              (223,055)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:   Net short-term borrowings         5,916                (26,463)                (8,843)
  Proceeds from issuance of long-term debt                              100,119                276,692                515,313
  Principal payments on long-term debt                                  (37,437)              (283,620)              (248,936)
  Repurchase of common stock                                                 --                     --                (15,692)
  Proceeds from issuance of common stock                                    958                197,271                     --
  Other                                                                      --                     --                   (129)
-----------------------------------------------------------------------------------------------------------------------------
                    Net cash provided by financing activities            69,556                163,880                241,713
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents            (11,316)                (1,394)                 1,312
-----------------------------------------------------------------------------------------------------------------------------
                 Net increase (decrease) in cash and cash equivalents    66,188                 12,403                (13,885)
Cash and cash equivalents at beginning of year                           28,571                 16,168                 30,053
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 94,759              $  28,571             $   16,168
=============================================================================================================================
Supplemental disclosures of cash flow information:
     Interest payments, net of amount capitalized                      $ 76,026              $  64,076             $   48,179
     Income taxes paid                                                 $  3,201              $   4,816             $    9,794
=============================================================================================================================

See accompanying notes to consolidated financial statements.

                                                    2000 MEMC Annual Report . 27


------------------------------------------------------------------------------------------------------------------------------------
 consolidated statements of stockholders' equity                                         (Dollars in thousands, except share data)
------------------------------------------------------------------------------------------------------------------------------------

                                        Common Stock
                                     -------------------
                                                                           Retained    Accumulated    Unearned
                                         Number          Additional        Earnings          Other  Restricted
                                      of Shares     Par     Paid-in    (Accumulated  Comprehensive       Stock   Treasury
                                         Issued   Value     Capital        Deficit)           Loss      Awards      Stock    Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         41,440,369    $414   $574,317     $ 168,496       $(25,721)      $(424)   $ (1,328)  $ 715,754
                                                                                                                          ---------
Comprehensive loss:
   Net loss                                  --      --         --      (316,332)            --          --          --    (316,332)
   Net translation adjustment                --      --         --            --         17,682          --          --      17,682
   Minimum pension liability
     (net of $1,625 tax)                     --      --         --            --         (2,542)         --          --      (2,542)
                                                                                                                          ---------
         Comprehensive loss                                                                                                (301,192)
Stock plans, net                         (3,948)     --       (129)           --             --          --          --        (129)
Deferred compensation earned                 --      --         --            --             --         299          --         299
Repurchase of common stock                   --      --         --            --             --          --     (15,692)    (15,692)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998         41,436,421     414    574,188      (147,836)       (10,581)       (125)    (17,020)    399,040
                                                                                                                          ---------
Comprehensive loss:
   Net loss                                  --      --         --      (151,481)            --          --          --    (151,481)
   Net translation adjustment                --      --         --            --        (12,456)         --          --     (12,456)
   Minimum pension liability
     (net of $629 tax)                       --      --         --            --            984          --          --         984
                                                                                                                          ---------
         Comprehensive loss                                                                                                (162,953)
Stock plans, net                           (492)     --        354            --             --          --          --         354
Deferred compensation earned                 --      --       (726)           --             --         125          --        (601)
Issuance of common stock             29,027,576     291    196,660            --             --          --          --     196,951
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999         70,463,505     705    770,476      (299,317)       (22,053)         --     (17,020)    432,791
                                                                                                                          ---------
Comprehensive loss:
   Net loss                                  --      --         --       (43,390)            --          --          --     (43,390)
   Net translation adjustment                --      --         --            --        (24,640)         --          --     (24,640)
   Minimum pension liability
     (net of $293 tax)                       --      --         --            --            459          --          --         459
                                                                                                                          ---------
         Comprehensive loss                                                                                                 (67,571)
Stock plans, net                         78,600      --      1,199            --             --          --          --       1,199
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000         70,542,105    $705   $771,675     $(342,707)      $(46,234)      $  --    $(17,020)  $ 366,419
===================================================================================================================================

See accompanying notes to consolidated financial statements.

28. 2000 MEMC Annual Report


---------------------------------------------------------------------------------------------
   notes to consolidated financial statements     (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------

-----------------------
1. Nature of Operations
-----------------------

--------------------------------------------------------------------------------
MEMC Electronic Materials, Inc. and subsidiaries (the Company) is a leading worldwide producer of silicon wafers for the semiconductor industry. The Company has production facilities directly or through joint ventures in Italy, Japan, Malaysia, South Korea, Taiwan and the United States. The Company's customers are located throughout the world.
--------------------------------------------------------------------------------

---------------------------------------------
2. Summary of Significant Accounting Policies
---------------------------------------------

(a) Basis of Presentation

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and its wholly and majority-owned subsidiaries. Investments of less than 50% in joint venture companies are accounted for using the equity method. All significant intercompany transactions have been eliminated.

(c) Cash Equivalents

Cash equivalents consist of cash in banks, principally overnight investments and short-term time deposits, with original maturities of three months or less. Cash equivalents at December 31, 2000 include $4,000 of cash restricted by terms of two annually renewable letter of credit agreements.

(d) Inventories

Inventories are stated at the lower of cost or market. Raw materials and supplies inventories are valued using the first-in, first-out method. Goods in process are valued at actual costs. Finished goods are valued based upon standard costs which approximate average costs.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method over estimated service lives as follows:

                                                                          Years
-------------------------------------------------------------------------------
Land improvements                                                          6-15
Buildings and building improvements                                       10-30
Machinery and equipment                                                    3-12
===============================================================================

The Company capitalizes interest costs as part of the cost of constructing facilities and equipment and developing internal use software. Interest costs of $1,017, $1,099 and $5,521 were capitalized in 2000, 1999 and 1998, respectively.

(f) Excess of Cost Over Net Assets Acquired

Excess of cost over net assets acquired (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Excess of cost over net assets acquired is reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the goodwill and related acquired assets that gave rise to the goodwill may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values. There is no indication of impairment of excess of cost over net assets acquired at December 31, 2000 or 1999.

(g) Computer Software Developed or Obtained for Internal Use

Costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage and the post-implementation/ operations stage of an internal-use computer software development project are expensed as incurred.

                                                    2000 MEMC Annual Report . 29


---------------------------------------------------------------------------------------------
   notes to consolidated financial statements     (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------

(h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There is no indication of impairment of property, plant and equipment at December 31, 2000 or 1999.

(i) Impairment of Investments in Joint Ventures

Impairment of investments in joint ventures is measured by comparing the carrying amount of the asset to future net cash flows expected to be generated by the asset. In addition, the level of commitment of the joint ventures' shareholders, the silicon wafer markets serviced by the joint ventures, and the level of customer qualifications at the joint ventures are also considered in assessing the impairment of the Company's investments in joint ventures. There is no indication of impairment of these investments at December 31, 2000 or 1999.

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

(l) Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated to U.S. Dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a component of accumulated other comprehensive loss.

(m) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance has been established for deferred tax assets that the Company believes may not be realized.

The Company provides for U.S. income taxes on earnings of the Company's consolidated non-U.S. subsidiaries that are planned to be remitted. No such provision is made for the remaining unremitted earnings, as the retention of such earnings is considered essential for continuing operations, or the additional taxes are considered to be minimal based upon available foreign tax credits.

30. 2000 MEMC Annual Report


---------------------------------------------------------------------------------------------
   notes to consolidated financial statements     (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------

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

(p) Contingencies

Contingent liabilities are disclosed when management believes they are material to the Company's financial position. There are no such known contingent liabilities at December 31, 2000 or 1999.

--------------------------------------
3. Fair Value of Financial Instruments
--------------------------------------

The carrying amount of the Company's cash, accounts receivable, income taxes receivable/payable, short-term borrowings, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. Consequently, such instruments are not included in the table below which provides information regarding the estimated fair values of other financial instruments, both on and off balance sheet, as follows:

December 31,                                                2000                            1999
-------------------------------------------------------------------------------------------------------------
Dollars in thousands                            Carrying         Estimated        Carrying          Estimated
                                                 Amount         Fair Value         Amount          Fair Value
                                              ---------------------------------------------------------------
Long-term debt                                $1,041,202        $ 953,796        $ 886,096        $  866,507
============================================================================================================
                                                Notional         Estimated        Notional         Estimated
                                                 Amount         Fair Value         Amount         Fair Value
                                              --------------------------------------------------------------
Off balance sheet financial instruments:
    Currency forward contracts                $   83,371        $   3,524        $  24,519        $     (847)
============================================================================================================

The fair value of each long-term debt facility is based upon the amount of future cash flows associated with each instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms.

The Company has entered into foreign currency contracts with E.ON AG and its affiliates (E.ON), the Company's majority stockholder and primary lender, to manage foreign currency exchange risk relating to current trade sales with its foreign subsidiaries and current trade sales with its customers denominated in foreign currencies (primarily Japanese Yen, Italian Lira, and Euro), and relating to foreign currency denominated intercompany loans. The Company believes its hedging arrangements with E.ON allow for transactions on a basis that is comparable to terms available from unrelated third-party financial intermediaries.

The fair value of the currency forward contracts is measured by the amount that would have been paid to ~liquidate and repurchase all open contracts. Deferred losses for intercompany loans totaled $3,567 and $2,116 at December 31, 2000 and 1999, respectively.

-------------------------------
4. Concentration of Credit Risk
-------------------------------

The Company sells products to customers in the semiconductor industry which are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. The primary customers in this industry are well capitalized and the concentration of credit risk is considered minimal due to the Company's customer base. Sales to the Company's largest customer were 17.8%,17.8% and 20.3% of net sales in 2000, 1999 and 1998, respectively. No other customer constituted 10% or more of net sales in 2000, 1999, or 1998.

                                                    2000 MEMC Annual Report . 31

--------------------------------------------------------------------------------
notes to consolidated financial statements                (Dollars in thousands,
                                                              except share data)
------------------------------
------------------------------
5 . Restructuring Costs
------------------------------
During the second quarter of 1998, the Company decided to close its small diameter wafer facility in Spartanburg, South Carolina and to withdraw from its 60%-owned joint venture in a small diameter wafer operation in China. These actions were taken because (1) a number of semiconductor manufacturers had been running their larger diameter manufacturing lines in preference to their smaller diameter lines in order to gain production efficiencies; (2) a number of semiconductor manufacturers recently had undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and (3) management believed that small diameter wafer capacity would exceed demand even after the semiconductor industry began to recover. The Company also decided to forego construction of a new 200 millimeter wafer facility at its 75%-owned joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that the Company had experienced for these wafers.

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

At December 31, 2000 and 1999, the Company made certain reclassifications to the components of its restructuring reserve. The reclassifications were principally attributable to anticipated costs related to the closure of the Spartanburg, South Carolina facility. In total, the Company believes the remaining restructuring reserve is adequate for the estimated costs remaining to exit this facility.

Restructuring activity since the provision for restructuring was recorded is as follows:

                                         Balance at                                                         Balance at
                                       December 31,            Amount                                      December 31,
                                               1999          Utilized           Reclassification                   2000
-----------------------------------------------------------------------------------------------------------------------
  Dollars in Thousands
  Asset impairment/write-off:
   Spartanburg property,
     plant and equipment                  $     --           $    --                $     --                $        --
   Malaysian joint  venture assets             530                33                      --                        497
   Chinese joint venture assets                360               175                      --                        185
   Other infrastructure                         --                --                      --                         --
-----------------------------------------------------------------------------------------------------------------------
   Total                                       890               208                      --                        682
-----------------------------------------------------------------------------------------------------------------------
  Dismantling and related costs:
   Dismantling costs                         7,260             2,194                      --                      5,066
   Costs incurred by
     equipment supplier                         --                --                      --                         --
   Environmental costs                         400               576                     176                         --
   Operating leases                          1,000               656                      --                        344
   Other                                     2,864                 6                    (176)                     2,682
-----------------------------------------------------------------------------------------------------------------------
   Total                                    11,524             3,432                      --                      8,092
-----------------------------------------------------------------------------------------------------------------------
  Personnel costs                              425               192                      --                        233
-----------------------------------------------------------------------------------------------------------------------
  Total restructuring costs               $ 12,839           $ 3,832                $     --                $     9,007
=======================================================================================================================

32 . 2000 MEMC Annual Report

-------------------------------------------------------------------------------------------------------------------------------
   notes to consolidated financial statements                                         (Dollars in thousands, except share data)
-------------------------------------------------------------------------------------------------------------------------------

                                                    Balance at                                                     Balance at
                                                  December 31,                      Amount                        December 31,
                                                        1998       Adjustment      Utilized     Reclassification      1999
------------------------------------------------------------------------------------------------------------------------------
Dollars in Thousands
Asset impairment/write-off:
  Spartanburg property,
    plant and equipment                              $      --       $       --      $      --            --         $    --
  Malaysian joint venture assets                         2,805               --           2,275           --             530
  Chinese joint venture assets                           4,158           (5,747)         (1,949)          --             360
  Other infrastructure                                      --               --              --           --              --
----------------------------------------------------------------------------------------------------------------------------
 Total                                                   6,963           (5,747)            326           --             890
----------------------------------------------------------------------------------------------------------------------------
Dismantling and related costs:
   Dismantling costs                                    10,306               --           7,175        4,129           7,260
   Costs incurred by
     equipment supplier                                     --               --              --           --              --
Environmental costs                                      3,489               --           2,380         (709)            400
   Operating leases                                      3,000               --             416       (1,584)          1,000
   Other                                                 3,000               --             136           --           2,864
----------------------------------------------------------------------------------------------------------------------------
   Total                                                19,795               --          10,107        1,836          11,524
----------------------------------------------------------------------------------------------------------------------------
Personnel costs                                         10,541               --           8,280       (1,836)            425
----------------------------------------------------------------------------------------------------------------------------
Total restructuring costs                            $  37,299       $   (5,747)     $   18,713     $     --         $12,839
============================================================================================================================

                                                                                                                 Balance at
                                                                              Initial             Amount        December 31,
                                                                            Provision            Utilized              1998
----------------------------------------------------------------------------------------------------------------------------
Dollars in Thousands
Asset impairment/write-off:
  Spartanburg property, plant and equipment                                  $  36,300            $36,300           $     --
  Malaysian joint venture assets                                                28,000             25,195              2,805
  Chinese joint venture assets                                                  13,800              9,642              4,158
  Other infrastructure                                                           3,225              3,225                 --
  Total                                                                         81,325             74,362              6,963
----------------------------------------------------------------------------------------------------------------------------
Dismantling and related costs:
   Dismantling costs                                                            11,345              1,039             10,306
   Costs incurred by equipment supplier                                          5,000              5,000                 --
   Environmental costs                                                           3,500                 11              3,489
   Operating leases                                                              3,000                 --              3,000
   Other                                                                         3,000                 --              3,000
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                        25,845              6,050             19,795
----------------------------------------------------------------------------------------------------------------------------
Personnel costs                                                                 14,500              3,959             10,541
----------------------------------------------------------------------------------------------------------------------------
Total restructuring costs                                                    $ 121,670            $84,371           $ 37,299
============================================================================================================================

In addition to the restructuring activities discussed above, in 1998 the Company recorded a $24,654 charge for a voluntary severance program for approximately 600 hourly and salaried U.S. employees. Substantially all of this amount was paid to participants as of December 31, 1998.

                                                    2000 MEMC Annual Report . 33

-----------------------------------------------------------------------------------------------------
notes to consolidated financial statements                 (Dollars in thousands, except share data)

-----------------------------------------------------------------------------------------------------

Substantially all of the dismantling and related costs and the personnel costs included in the $9,007 restructuring reserve at December 31, 2000 is related to the Spartanburg facility. Timing for utilization of the reserve is primarily dependent on the timing of the sale of the Spartanburg facility.

-------------------
6.   Inventories
-------------------

-----------------------------------------------------------------------------------------------------
Inventories consist of the following:
December 31,                                                                     2000          1999
-----------------------------------------------------------------------------------------------------
Dollars in thousands
Raw materials and supplies                                                    $  52,643      $ 49,537
Goods in process                                                                 35,562        23,493
Finished goods                                                                   43,654        25,389
-----------------------------------------------------------------------------------------------------
                                                                              $ 131,859      $ 98,419
=====================================================================================================


-------------------------------------
7.   Property, Plant and Equipment
-------------------------------------

-----------------------------------------------------------------------------------------------------
Property, plant and equipment consist of the following:

December 31,                                                                  2000          1999
-----------------------------------------------------------------------------------------------------
Dollars in thousands
Land and land improvements                                                 $     35,057    $   14,529
Buildings and building improvements                                             577,481       507,340
Machinery and equipment                                                       1,487,848     1,151,196
-----------------------------------------------------------------------------------------------------
                                                                              2,100,386     1,673,065
Less accumulated depreciation                                                 1,085,315       703,252
-----------------------------------------------------------------------------------------------------
                                                                              1,015,071       969,813
Construction in progress                                                         82,531       120,545
-----------------------------------------------------------------------------------------------------
                                                                           $  1,097,602    $1,090,358
=====================================================================================================
-----------------------------------------------------------------------------------------------------

-------------------------------------
8.   Investments in Joint Ventures
-------------------------------------

The Company has a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell silicon wafers in Taiwan. Prior to September 29, 2000, the Company had a 40% interest in POSCO Huls Co., Ltd. (PHC), a company formed to manufacture and sell silicon wafers in South Korea. Effective September 29, 2000, the Company purchased an additional 40% interest in PHC, now renamed MEMC Korea Company (MKC), increasing the Company's ownership to 80% and causing the financial consolidation of MKC with the Company effective as of that date. Accordingly, the operating results of MKC included in the information below are for the first nine months of the year only, and the balance sheet information below does not include MKC as of December 31, 2000.

During 2000, 1999 and 1998, the Company earned $9,815, $6,112, and $4,628, respectively, from these unconsolidated joint ventures under royalty agreements. Sales by these unconsolidated joint ventures of intermediate and finished product to the Company totaled $39,300, $37,927 and $34,479 in 2000, 1999 and 1998, respectively.

The Company provides Taisil with debt guarantees totaling $43,541. At December 31, 2000, Taisil had $32,084 in standby letters of credit and borrowings outstanding against these guarantees.

34 . 2000 MEMC Annual Report


-----------------------------------------------------------------------------------------------------
notes to consolidated financial statements                 (Dollars in thousands, except share data)

-----------------------------------------------------------------------------------------------------

A summary of the results of operations for 2000, 1999 and 1998, and financial position as of December 31, 2000 and 1999 of the Company's unconsolidated joint ventures follows:

December 31,                                                        2000         1999          1998
-----------------------------------------------------------------------------------------------------
Dollars in thousands
Total joint ventures:
   Net sales                                                    $  268,403   $  252,402    $  179,643
   Gross margin                                                     69,459       20,273       (33,668)
   Net earnings (loss)                                              33,539      (22,724)     (101,596)
=====================================================================================================
The Company's share--
  Net earnings (loss)                                           $   14,664   $   (9,659)   $  (43,496)
=====================================================================================================
Current assets                                                  $   62,140   $  167,843
Noncurrent assets                                                  169,383      423,390
---------------------------------------------------------------------------------------
   Total assets                                                    231,523      591,233
---------------------------------------------------------------------------------------
Current liabilities                                                 74,851      162,470
Noncurrent liabilities                                              38,739      194,356
---------------------------------------------------------------------------------------
   Total liabilities                                               113,590      356,826
Interests of others                                                 66,286      137,153
---------------------------------------------------------------------------------------
     The Company's investments                                  $   51,647   $   97,254
=======================================================================================

The Company's unconsolidated joint ventures have net sales denominated in or based on the U.S. Dollar and manufacturing expenses primarily denominated in the U.S. Dollar, New Taiwanese Dollar and Korean Won. Taisil has significant debt denominated in the U.S. Dollar and New Taiwanese Dollar. MKC and Taisil use the U.S. Dollar as their functional currency for U.S. GAAP purposes and do not hedge net Korean Won or New Taiwanese Dollar exposures.

----------------------------------------------------------
9.   Short-Term Borrowing Agreements and Lines of Credit
----------------------------------------------------------

The Company has unsecured borrowings from banks of approximately $29,552 at December 31, 2000, under approximately $88,380 of short-term loan agreements which bear interest at various rates ranging from 6.0% to 8.5% and are renewable annually. The interest rate on the borrowings is negotiated at the time of the borrowings.

The Company's weighted average interest rate on short-term borrowings was 7.1% and 0.7% at December 31, 2000 and 1999, respectively.

Interest expense related to short-term borrowings with an affiliate was $4,195 in 1998.

                                                    2000 MEMC Annual Report . 35

---------------------------------------------------------------------------------------------------------
notes to consolidated financial statements                     (Dollars in thousands, except share data)

----------------------------------------------------------------------------------------------------------

---------------------
10.  Long-Term Debt
---------------------

----------------------------------------------------------------------------------------------------------
Long-term debt consists of the following:
December 31,                                                                2000                   1999
----------------------------------------------------------------------------------------------------------
Dollars in thousands
Owed to affiliates:
   Notes with interest payable semiannually at rates ranging from                (1)
     3.5% to 11.0%, due in 2001                                         $        --               $329,310
   Notes with interest payable semiannually at rates ranging from
     3.5% to 11.6%, due in 2002                                             539,246                109,770
   Notes with interest payable semiannually at rates ranging from
     8.7% to 8.8%, due in 2003                                               90,000                 90,000
   Notes with interest payable semiannually at rates ranging from
     8.8% to 9.7%, due in 2004                                              125,000                125,000
   Notes with interest payable semiannually at 9.6%, due in 2005             75,000                 75,000
----------------------------------------------------------------------------------------------------------
Total owed to affiliates                                                    829,246                729,080
----------------------------------------------------------------------------------------------------------

Owed to nonaffiliates:
   Notes with interest payable semiannually at rates ranging from
     1.6% to 2.2%, due in 2001                                               31,912                 19,540
   Notes with interest payable semiannually at rates ranging from
     1.6% to 1.7%, due in 2002                                               18,827                 48,850
   Notes with interest payable semiannually at rates ranging from
     7.3% to 10.3%, due in 2001 to 2003                                      29,088                     --
   Notes with interest payable quarterly at rates ranging from
     7.0% to 10.6%, due in 2001 to 2005                                      37,370                     --
   Notes with interest payable semiannually at rates ranging
     from 1.2% to 8.9%, due in 2001 through 2017                             94,759                 88,626
----------------------------------------------------------------------------------------------------------
Total owed to nonaffiliates                                                 211,956                157,016
----------------------------------------------------------------------------------------------------------
Total long-term debt                                                      1,041,202                886,096
Less current portion                                                         98,230                 16,337
----------------------------------------------------------------------------------------------------------
                                                                        $   942,972               $869,759
==========================================================================================================

(1) Effective December 31, 2000, E.ON agreed to extend these notes until 2002.

The Company has long-term committed loan agreements of approximately $1,081,000 at December 31, 2000, of which approximately $1,041,000 is outstanding. Commitment fees of 1/4 of 1% are paid on the unused portion of committed loan agreements. The $40,000 of available long-term loan agreements at December 31, 2000 is with affiliates. Under the terms of certain of these long-term loan agreements owed to affiliates, the Company cannot pledge any of its assets to secure additional financing. Under the Company's Euro 80 million (approximately $74,000) long-term loan from an affiliate used to fund the Company's acquisition of the additional 40% interest in MKC, the Company is required to pay 100% of any net proceeds received from the issuance of equity or debt to such affiliate as a mandatory principal repayment of this loan. This long-term loan also requires the Company to pay 75% of any cash received from MKC, through dividends, reductions or repurchases of equity, share redemptions or loans, to such affiliate as a mandatory principal repayment of this loan. Finally, under the remaining long-term loan agreements with affiliates, the Company is obligated to use 75% of any proceeds from the issuance of debt and 50% of the Company's annual free cash flow, which is net of capital expenditures, to pay down principal of these loans.

Interest expense related to long-term notes payable to affiliates was $72,929, $63,260, and $43,567 in 2000, 1999 and 1998, respectively.

36 . 2000 MEMC Annual Report

------------------------------------------------------------------------------------------

notes to consolidated financial statements        (Dollars in thousands, except share data)

------------------------------------------------------------------------------------------

The aggregate amounts of long-term debt maturing subsequent to December 31, 2000 are as follows:

--------------------------------------------------------------------------------
Dollars in thousands

2001                                                                  $   98,230
2002                                                                     584,151
2003                                                                     102,485
2004                                                                     131,994
2005                                                                      81,261
Thereafter                                                                43,081
--------------------------------------------------------------------------------
                                                                      $1,041,202
================================================================================

In October 1996, the Company entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of the Company's St. Peters facility. In total, approximately $252,000 of industrial revenue bonds were issued to the Company by the City of O'Fallon, of which at December 31, 2000 and 1999, $170,000 and $191,000 was outstanding, respectively.

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

The Company has classified the leased assets as property, plant and equipment and has established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O'Fallon may be satisfied by tendering industrial revenue bonds (which is the Company's intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

--------------------------------------------------------------------------------

------------------------
11. Stockholders' Equity
------------------------

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

1999 Private Placement

On March 22, 1999, the Company sold 15,399,130 shares of common stock in a private placement to VEBA Zweite Verwaltungsgesellschaft mbH, a subsidiary of E.ON, for $6.89 per share. The net proceeds of approximately $106,000 were used to repay debt of approximately $100,000 from E.ON under revolving credit agreements with the balance used for general corporate purposes.

                                                    2000 MEMC Annual Report . 37

------------------------------------------------------------------------------------------

notes to consolidated financial statements        (Dollars in thousands, except share data)

------------------------------------------------------------------------------------------

1999 Rights Offering

On April 16, 1999, the Company sold 13,628,446 shares of common stock for $6.89 per share in connection with a rights offering. The net proceeds of approximately $91,000 were used to repay debt of approximately $90,000 from E.ON under revolving credit agreements and the balance was used for general corporate purposes. E.ON now owns 71.8% of the outstanding shares of common stock following the private placement and rights offering.

Stock-Based Compensation

The Company has an Equity Incentive Plan (the Plan) that provides for the award of incentive and non-qualified stock options, restricted stock and performance shares. Total shares authorized for grant under the Plan are 7,197,045. Non-qualified stock options to employees are typically granted on January 1 and vest at a rate of 25% annually over four years. Non-qualified stock options to non-employee directors are also typically granted on January 1 but vest at a rate of 33 1/3% annually over three years. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and each option's maximum term is 10 years. In 1999, restricted shares totaling 21,692 expired. Total compensation cost recognized for these awards in 1999 and 1998 was $(601) and $170, respectively.

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

Year ended December 31,                     2000          1999          1998
------------------------------------------------------------------------------
Dollars in thousands, except share data

Net loss:
 As reported                              $(43,390)    $(151,481)    $(316,332)
 Pro forma                                 (44,863)     (154,149)     (319,627)
------------------------------------------------------------------------------
Basic loss per common share:
 As reported                              $   (.62)    $   (2.43)    $   (7.80)
 Pro forma                                    (.64)        (2.48)        (7.88)
------------------------------------------------------------------------------
Diluted loss per common share:
  As reported                             $   (.62)    $   (2.43)    $   (7.80)
  Pro forma                                   (.64)        (2.48)        (7.88)
===============================================================================

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and1998, respectively: risk-free interest rate of 6.7%, 4.8% and 5.7%; expected life of six years for all periods; expected volatility of 77.1%, 57.6% and 51.4%; expected dividends of zero percent for all periods.

38 . 2000 MEMC Annual Report

------------------------------------------------------------------------------------------------------------
 notes to consolidated financial statements                       (Dollars in thousands, except share data)
------------------------------------------------------------------------------------------------------------

A summary of the Company's Plan activity with respect to stock options is presented below:

                                                                       Weighted-                   Weighted-
                                                                       Average           Average Fair Value)
                                                       Shares        Option Price        of Options Granted)
------------------------------------------------------------------------------------------------------------
Year ended December 31, 2000:
Outstanding at beginning of year                     2,325,744         $16.61
Granted                                                668,000          12.46                         $8.68
Exercised                                              (78,600)         12.18
Canceled                                              (217,360)         22.30
------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           2,697,784         $15.25
============================================================================================================
Options exercisable at year end                      1,596,343         $17.56
============================================================================================================

Year ended December 31, 1999:
Outstanding at beginning of year                     1,773,174)        $20.11
Granted                                                687,700)          8.68                         $5.10
Exercised                                              (21,200)         15.12
Canceled                                              (113,930)         23.53)
------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           2,325,744         $16.61
============================================================================================================
Options exercisable at year end                      1,396,428         $19.75
============================================================================================================

Year ended December 31, 1998:
Outstanding at beginning of year                     1,024,292         $24.92
Granted                                                887,300          15.06                         $8.40
Exercised                                                   --             --
Canceled                                              (138,418)         23.31
------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           1,773,174         $20.11
============================================================================================================
Options exercisable at year end                        894,065         $22.99
============================================================================================================

                                                    2000 MEMC Annual Report . 39


-----------------------------------------------------------------------------------------------------
notes to consolidated financial statements                  (Dollars in thousands, except share data)
-----------------------------------------------------------------------------------------------------

A summary of information about non-qualified stock options outstanding at December 31, 2000 is presented below:

                                                              Options Outstanding
                                       --------------------------------------------------------------
                                                   Number       Weighted-Average            Weighted-
Range of                                   Outstanding at              Remaining              Average
Exercise Prices                         December 31, 2000       Contractual Life       Exercise Price
-----------------------------------------------------------------------------------------------------
$24.00                                            342,484               4.5 years              $24.00
$32.63 - 49.50                                    115,100               5.1 years               33.08
$22.50 - 29.00                                    151,050               5.9 years               22.58
$3.13 - 15.25                                     797,600               7.0 years               15.06
$6.00 - 19.06                                     637,350               8.0 years                8.70
$7.44 - 20.12                                     654,200               9.1 years               12.47
-----------------------------------------------------------------------------------------------------
                                                2,697,784               7.3 years              $15.25
=====================================================================================================

                                               Exercisable Options Outstanding
                                         -------------------------------------------
Range of                                 Number Exercisable at      Weighted-Average
Exercise Prices                              December 31, 2000       Exercise Price
------------------------------------------------------------------------------------
$24.00                                                 342,484                $24.00
$32.63 - 49.50                                         115,100                 33.08
$22.50 - 29.00                                         141,800                 22.57
$3.13 - 15.25                                          601,934                 15.11
$6.00 - 19.06                                          317,625                  8.68
$7.44 - 20.12                                           77,400                 12.26
------------------------------------------------------------------------------------
                                                     1,596,343                $17.56
====================================================================================

--------------------------------------------------------------------------------
12. Loss Per Share
--------------------------------------------------------------------------------
For all periods presented, the numerator of the calculation for basic and diluted loss per share was net loss. The denominator for this calculation was the same for both basic and diluted loss per share for all periods, as options outstanding for all periods were antidilutive.

In January 2001, the Company granted options to purchase 539,900 shares of common stock at $9.69 to $10.94 per share. These options will expire in January 2011.

40 . 2000 MEMC Annual Report

---------------------------------------------------------------------------------------------------------------
notes to consolidated financial statements                           (Dollars in thousands, except share data)
---------------------------------------------------------------------------------------------------------------

--------------------
13. Income Taxes
--------------------

Loss before income taxes, equity in income (loss) of joint ventures and minority interests are as follows:

Year ended December 31,                                    2000                    1999            1998
---------------------------------------------------------------------------------------------------------
Dollars in thousands
U.S.                                                 $ (126,651)              $(213,138)        $(349,573)
Foreign                                                  48,824                     490           (23,642)
---------------------------------------------------------------------------------------------------------
                                                     $  (77,827)              $(212,648)        $(373,215)
=========================================================================================================

Income tax (benefit) expense consists of the following:

                                                        Current                Deferred            Total
---------------------------------------------------------------------------------------------------------
Dollars in Thousands
Year ended December 31, 2000:
  U.S. federal                                       $    1,228               $ (32,447)        $ (31,219)
  State and local                                           786                  (2,819)           (2,033)
  Foreign                                                16,705                (4,4,466]           12,239
---------------------------------------------------------------------------------------------------------
                                                     $   18,719               $ (39,732)        $ (21,013)
=========================================================================================================

Year ended December 31, 1999:
  U.S. federal                                       $      570               $ (70,156)        $ (69,586)
  State and local                                           914                     895             1,809
  Foreign                                                 2,152                    (296)            1,856
---------------------------------------------------------------------------------------------------------
                                                     $    3,636               $ (69,557)        $ (65,921)
=========================================================================================================

Year ended December 31, 1998:
  U.S. federal                                       $    1,524               $(103,435)       $ (101,911)
  State and local                                         2,207                  (4,534)           (2,327)
  Foreign                                                 4,790                  10,054            14,844
---------------------------------------------------------------------------------------------------------
                                                     $    8,521               $ (97,915)       $  (89,394)
=========================================================================================================

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% in 2000, 1999 and 1998 to loss before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:

Year ended December 31,                                    2000                    1999            1998
---------------------------------------------------------------------------------------------------------
Dollars in thousands
Income tax at federal statutory rate                 $  (27,240)              $ (74,427)       $ (130,625)
Increase (reduction) in income taxes
  resulting from:
    Change in the balance of the valuation
     allowance for deferred tax assets
     allocated to income tax expense                    (13,642)                 (1,622)           19,386
    Foreign tax differences                              20,787                   5,976            15,310
    State income taxes, net
     of federal benefit                                  (1,321)                  1,176            (1,513)
    Investment incentives                                  (714)                   (660)             (600)
    Malaysian joint venture charges                          --                      --             5,552
    Other, net                                            1,117                   3,636             3,096
---------------------------------------------------------------------------------------------------------
                                                     $  (21,013)             $  (65,921)       $  (89,394)
=========================================================================================================

                                                    2000 MEMC Annual Report . 41

--------------------------------------------------------------------------------
notes to consolidated financial statements   (Dollars in thousands, except share
                                              data)
--------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,                                                                       2000                   1999
---------------------------------------------------------------------------------------------------------------
Dollars in Thousands

Deferred tax assets:
     Inventory, principally due to additional costs inventoried for tax purposes and/or financial reserves recorded to state
          inventories at net realizable values                               $    7,421              $   6,718
     Accruals for expenses currently not deductible for tax purposes             41,609                 38,945
     Pension, medical and other employee benefits, principally due
          to accrual for financial reporting purposes                            37,332                 36,728
     Net operating loss carryforwards                                           285,768                252,450
     Investment tax credit carryforwards                                          1,456                  1,456
     Alternative minimum tax credit carryforwards                                 3,760                  3,760
     Other                                                                        1,325                  1,557
--------------------------------------------------------------------------------------------------------------
          Total gross deferred tax assets                                       378,671                341,614
     Less valuation allowance                                                   (37,104)               (49,168)
--------------------------------------------------------------------------------------------------------------
          Net deferred tax assets                                               341,567                292,446
--------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Property, plant and equipment, principally due to differences
          in depreciation and capitalized interest                              (88,160)               (89,129)
     Other                                                                      (18,857)                (6,510)
--------------------------------------------------------------------------------------------------------------
          Total deferred tax liabilities                                       (107,017)               (95,639)
--------------------------------------------------------------------------------------------------------------
          Net deferred tax assets                                            $  234,550              $ 196,807
==============================================================================================================

Net deferred tax assets were classified in the consolidated balance sheets as follows:

December 31,                                                                       2000                   1999
--------------------------------------------------------------------------------------------------------------
Dollars in Thousands

Current deferred tax assets, net                                             $   13,450              $  12,905
Noncurrent deferred tax assets, net                                             221,100                183,902
--------------------------------------------------------------------------------------------------------------
                                                                             $  234,550              $ 196,807
==============================================================================================================

The Company's net deferred tax assets increased $37,700 to $234,500 at December 31, 2000. Management believes it is more likely than not that with its projections of future taxable income and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2000. In order to realize the net deferred tax assets existing at December 31, 2000, the Company will need to generate future taxable income of approximately $643,000.

42 . 2000 MEMC Annual Report

-------------------------------------------------------------------------------------------
notes to consolidated financial statements       (Dollars in thousands, except share data)

-------------------------------------------------------------------------------------------

The Company's net operating loss (NOL) carryforwards total $724,000, of which $7,000 will expire in 2001; $25,000 will expire in 2003; $3,000 will expire in 2004; $14,000 will expire in 2012; $322,000 will expire in 2018; $254,000 will expire in 2019 and $99,000 will expire in 2020. There can be no assurance, however, that the Company will generate sufficient taxable income to realize the full benefit of the existing net deferred tax assets. The Company also has alternative minimum tax credit carryforwards available of $3,760. Utilization of $7,220 of loss carryforwards is subject to limitation under Internal Revenue Code Section 382. Pursuant to this Internal Revenue Code Section, the amount of loss carryforwards that may be utilized is limited to approximately $2,000 per year.

--------------------------------------------------------------------------------
14.  Pension Plans and Other Retirement Benefits
--------------------------------------------------------------------------------
The Company has a noncontributory defined benefit plan covering most U.S. employees. Benefits for this plan are based on years of service and qualifying compensation during the final years of employment.

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

Net periodic pension cost consists of the following:

                                                  Pension Plans                 Health Care Plan
                                       ---------------------------------------------------------------
Year ended December 31,                   2000       1999       1998        2000     1999       1998
------------------------------------------------------------------------------------------------------
Dollars in thousands
Service cost                           $  6,240    $  7,807   $  8,134    $  1,383  $1,435    $  1,791
Interest cost                             8,977       8,769      9,128       3,693   3,333       2,995
Expected return on plan assets           (7,436)     (6,523)    (7,219)         --      --          --
Amortization of service costs               579         393        501        (707)   (707)     (1,010)
Net actuarial loss/(gain)                   110         770        818        (163)     54          47
Curtailment (gain) recognized                --         428      4,381          --      --        (148)
Cost of special termination benefits         --          --         --          --      --       1,023
------------------------------------------------------------------------------------------------------
 Net periodic benefit cost             $  8,470    $ 11,644   $ 15,743    $  4,206  $4,115    $  4,698
======================================================================================================

                                                    2000 MEMC Annual Report . 43

----------------------------------------------------------------------------------------------------------
notes to consolidated financial statements                        (Dollars in thousands, except share data)

----------------------------------------------------------------------------------------------------------

The following summarizes the change in benefit obligation, change in plan assets and funded status of the Company's plans:

                                                      Pension Plans                     Health Care Plan
                                             -------------------------------------------------------------
                                                 2000               1999             2000             1999
----------------------------------------------------------------------------------------------------------
Dollars in thousands

Change in benefit obligation:
   Benefit obligation, beginning            $ 127,809          $ 137,475         $ 47,122         $ 52,573
   Service cost                                 6,252              7,820            1,383            1,435
   Interest cost                                8,977              8,769            3,693            3,333
   Amendments                                   1,520                559               --               --
   Actuarial (gain)/loss                      (10,130)           (15,451)             (17)          (8,182)
   Benefits paid                              (12,645)           (11,791)          (2,169)          (2,037)
   Curtailments                                    --                428               --               --
----------------------------------------------------------------------------------------------------------
Benefit obligation, ending                    121,783            127,809           50,012           47,122
----------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets, beginning        94,485             85,112               --               --
   Actual return on plan assets                10,267             11,682               --               --
   Employer contributions                      11,967              9,482            2,169            2,037
   Benefits paid                              (12,645)           (11,791)          (2,169)          (2,037)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets, ending             104,074             94,485               --               --
----------------------------------------------------------------------------------------------------------
   Funded status                              (17,709)           (33,324)         (50,012)         (47,122)
   Unrecognized prior service cost              5,857              4,891           (7,080)          (7,787)
   Unrecognized net actuarial (gain)/loss     (13,878)              (783)          (5,281)          (5,386)
   Fourth quarter contribution                  1,874                110               --               --
----------------------------------------------------------------------------------------------------------
      Accrued benefit cost at December 31   $ (23,856)         $ (29,106)        $(62,373)        $(60,295)
==========================================================================================================

Amounts recognized in statement
  of financial position:
      Accrued benefit liability             $ (28,021)         $ (32,354)        $(62,373)        $(60,295)
      Fourth quarter contribution               1,874                110               --               --
      Intangible asset                            489                584               --               --
      Accumulated other
        comprehensive income                    1,802              2,554               --               --
----------------------------------------------------------------------------------------------------------
      Accrued pension expense               $ (23,856)         $  29,106         $(62,373)        $(60,295)
==========================================================================================================

Pension plan assets consist principally of insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $6,602, $5,371 and $638, respectively, as of December 31, 2000, and $8,184, $6,478 and $601, respectively, as of December 31, 1999.

The Company recognized the curtailments and the special termination benefits related to the closure of the Spartanburg facility and the voluntary severance program offered to employees during 1998.

44 .  2000 MEMC Annual Report

----------------------------------------------------------------------------------------------------------
notes to consolidated financial statements                        (Dollars in thousands, except share data)

----------------------------------------------------------------------------------------------------------

The following is a table of the actuarial assumptions:

                                                        Pension Plans                   Health Care Plan
                                                ----------------------------------------------------------
                                                   2000             1999           2000               1999
----------------------------------------------------------------------------------------------------------
Weighted-average assumptions:

   Discount rate                                   7.75%            7.75%          7.75%              7.75%
   Expected return on plan assets                  8.00%            8.00%           N/A                N/A
   Rate of compensation increase                   4.50%            4.50%          4.50%              4.50%
----------------------------------------------------------------------------------------------------------

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5.5% thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend would have the following effects:

                                         One-Percentage-        One-Percentage-
                                          Point Increase         Point Decrease
--------------------------------------------------------------------------------
Dollars in thousands
Effect on total service and
  interest cost components                    $  49                   $  (48)

Effect on postretirement
  benefit obligation                          $ 180                   $ (177)
================================================================================

The Company has pension plans for its foreign subsidiaries. The aggregate pension expense and liability are not material to the consolidated financial statements.

--------------------------------------------------------------------------------
15. Retirement Savings Plan
--------------------------------------------------------------------------------
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees. Company contributions included in results of operations totaled $3,633, $3,618 and $4,012 for 2000, 1999 and 1998, respectively.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16. Commitments and Contingencies
--------------------------------------------------------------------------------
The Company leases buildings, equipment and automobiles under operating leases. Rental expense under these leases was $17,607, $24,062 and $28,733 in 2000, 1999 and 1998, respectively. Minimum aggregate future rental obligations under leases having remaining terms of one year or more at December 31, 2000 are as follows:

--------------------------------------------------------------------------------
Dollars in thousands

2001                                                                    $  8,082
2002                                                                       4,262
2003                                                                       1,443
2004                                                                         203
Thereafter                                                                    --
--------------------------------------------------------------------------------
                                                                        $ 13,990
================================================================================

                                                    2000 MEMC Annual report . 45


---------------------------------------------------------------------------------------------

notes to consolidated financial statements         (Dollars in thousands, except share data)

---------------------------------------------------------------------------------------------

------------------------
17.  Geographic Segments
------------------------

-------------------------------------------------------------------------------------------------
The Company is engaged in one reportable segment--the design, manufacture and sale of silicon wafers for the semiconductor industry.

Geographic financial information is as follows:

                                United                                    Foreign           Other
                                States      Japan      Korea      Italy   Countries         Total
-------------------------------------------------------------------------------------------------
Dollars in thousands

Net sales to customers:
  2000                        $411,222   $125,903   $ 80,701   $ 30,828    $222,983    $  871,637
  1999                         359,020     89,281     36,153     21,815     187,325       693,594
  1998                         389,721    119,138     16,865     30,855     202,337       758,916
=================================================================================================
Long-lived assets:
  2000                        $789,221   $184,198   $184,584   $ 91,235    $  9,821    $1,259,059
  1999                         824,977)   229,349     56,060    101,739      52,634     1,264,759
  1998                         901,940)   221,701     60,608    131,436      54,241     1,369,926
=================================================================================================

Net sales are attributed to countries based on location of customer. Investments in joint ventures are presented based on the countries in which they are located.

---------------------------------------------
18. Unaudited Quarterly Financial information
---------------------------------------------

-------------------------------------------------------------------------------------------------
                                                First         Second         Third        Fourth
2000                                           Quarter       Quarter        Quarter       Quarter
-------------------------------------------------------------------------------------------------
Dollars in thousands, except share data

Net sales                                     $193,089      $200,516       $222,800      $255,232
Gross margin                                    14,004        25,888         37,189        51,894
Loss before equity in income (loss) of
 joint ventures and minority interests         (26,867)      (17,373)        (9,103)       (3,471)
Equity in income (loss) of joint ventures       (1,073)        1,789          6,747         7,201
Minority interests                                 601            74             75        (1,990)
Net income (loss)                              (27,339)      (15,510)        (2,281)        1,740
Basic earnings (loss) per share                   (.39)         (.22)          (.03)          .02
Diluted earnings (loss) per share                 (.39)         (.22)          (.03)          .02
Market price:
 High                                          24.1875       19.9375        19.5000       14.1250
 Low                                           10.5000       13.0625        12.7500        6.2500

1999
-------------------------------------------------------------------------------------------------
Dollars in thousands, except share data

Net sales                                     $159,800      $168,043       $182,781      $182,970
Gross margin                                   (13,816)       (1,966)         4,922           525
Loss before equity in income (loss) of
 joint ventures and minority interests         (46,852)      (36,228)       (32,464)      (31,183)
Equity in income (loss) of joint ventures       (4,589)       (3,891)        (2,642)        1,463
Minority interests                               1,187           807          1,389         1,522
Net loss                                       (50,254)      (39,312)       (33,717)      (28,198)
Basic loss per share                             (1.19)         (.58)          (.48)         (.41)
Diluted loss per share                           (1.19)         (.58)          (.48)         (.41)
Market price:
 High                                          11.1250       12.7500        21.5000       15.3750
 Low                                            5.5000        5.7500        10.7500       10.0000
=================================================================================================

                                                    2000 MEMC Annual Report . 47


--------------------------------------------------------------------------------
independent auditors' report
--------------------------------------------------------------------------------

The Board of Directors
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                       /s/ KPMG LLP

St. Louis, Missouri
January 26, 2001

                                                    2000 MEMC Annual Report . 49


--------------------------------------------------------------------------------
stockholders' information
--------------------------------------------------------------------------------

Corporate Office
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
P. O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

Annual Meeting
All stockholders are invited to attend the annual meeting of MEMC Electronic Materials, Inc. at 10:00 a.m. local time on May 7, 2001, at The Ritz-Carlton St. Louis, 100 Carondelet Plaza, Clayton, Missouri 63105. Holders of common stock of record at the close of business on March 12, 2001, are entitled to vote at the meeting. A notice of the meeting, proxy statement and proxy were sent to stock-holders with this Annual Report.

Stockholder Inquiries
Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

Common Stock Listing
MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On December 29, 2000, the last business day of the year, the Company had 532 stockholders of record.

Form 10-K
Stockholders may obtain a opy of MEMC's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2000, filed with the Securities and Exchange Commission, by writing MEMC's Investor Relations Department or by calling (636) 474-5505.

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