Form 10-K405, Exhibit 13
period 2001-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2002-03-28
CIK 945436

                                                                      EXHIBIT 13



FIVE YEAR SELECTED FINANCIAL HIGHLIGHTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                           Predecessor
                                                 ------------------------------------------------------------------------------
                                November 14         January 1
                                    through           through                           Year ended December 31,
                               December 31,      November 13,      ------------------------------------------------------------
                                       2001(1)           2001(1)           2000           1999           1998              1997
                               ------------      ------------      ------------   ------------   ------------      ------------
Statement of Operations Data:
Net sales                      $     58,846      $    559,007      $    871,637   $    693,594   $    758,916      $    986,673
Gross margin                        (11,731)          (39,757)          128,975        (10,335)       (31,829)          124,759
Marketing and administration          7,973            61,747            69,182         63,613         73,515            70,715
Research and development              7,535            58,149            72,155         85,019         81,591            64,457
Restructuring costs                   2,971(2)         29,511(2)             --         (5,747)       146,324(3)             --
Operating loss                      (30,210)         (189,164)          (12,362)      (153,220)      (333,259)          (10,413)
Equity in income (loss)
   of joint ventures                 (2,822)              441            14,664         (9,659)       (43,496)            5,480
Net loss allocable to
   common stockholders              (33,644)         (489,025)          (43,390)      (151,481)      (316,332)           (4,513)
Basic loss per share                  (0.48)            (7.03)            (0.62)         (2.43)         (7.80)            (0.11)
Diluted loss per share                (0.48)            (7.03)            (0.62)         (2.43)         (7.80)            (0.11)
Shares used in basic loss
   per share computation         69,612,900        69,612,900        69,596,861     62,224,869     40,580,869        41,345,193
Shares used in diluted loss
   per share computation         69,612,900        69,612,900        69,596,861     62,224,869     40,580,869        41,345,193

Balance Sheet Data:
Working capital                      42,331                NA            54,280         50,528         19,716            17,671
Total assets                        549,334                NA         1,890,566      1,724,581      1,773,714         1,794,424
Long-term debt (including
   current portion of
   long-term debt)                  175,856                NA         1,041,202        886,096        873,680           519,995
Stockholders' equity
   (deficiency)                     (20,249)               NA           366,419        432,791        399,040           715,754

Other Data:
Capital expenditures                  6,995            42,842            57,812         49,256        194,610           372,416
Equity infusions in joint
   ventures                              --                --                --         12,052         25,533            10,638
Employment                            4,700                NA             7,000          6,000          6,300             8,000



(1) On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON's debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC's debt acquired by TPG from E.ON. As a result of the purchase of E.ON's equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.

(2) During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest, Inc. in Sherman, Texas and to reduce our workforce.

(3) During 1998, we recorded restructuring costs totaling $146.3 million to close our Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at our joint venture in Malaysia, to withdraw from our joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.

10  2001 MEMC Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

We are a leading worldwide producer of silicon wafers for the semiconductor industry. We operate manufacturing facilities owned directly in every major semiconductor manufacturing region throughout the world, including Europe, Malaysia, Japan, South Korea and the United States and through a joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers including the world's largest foundries as well as the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers.

We provide silicon wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our silicon wafers are sold in each of the major semiconductor-producing regions throughout the world including Asia Pacific, Europe, Japan and North America.

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

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON's debt and equity holdings in MEMC for a nominal purchase price of six dollars. As part of the purchase agreement, E.ON agreed to provide MEMC with $37 million at the closing of the transaction. In addition, on that date TPG and MEMC restructured MEMC's debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150 million revolving credit facility. The revolving credit facility with TPG has been replaced with a revolving facility from Citibank, guaranteed by TPG. TPG has exchanged previously outstanding debt of approximately $860 million for shares of our newly issued Series A Cumulative Convertible Preferred Stock with a stated value of $260 million, $50 million in principal amount of our newly issued senior subordinated secured notes and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note issued by our Italian subsidiary and guaranteed by MEMC. Stockholder approval is required in order for TPG to exercise certain of the voting and conversion provisions of the Series A Cumulative Convertible Preferred Stock and to exercise the warrants. Assuming stockholder approval is obtained, as a result of the debt restructuring, TPG will own or have the right to acquire, through conversion of the preferred stock, excluding any accrued but unpaid dividends, and exercise of the warrants, a minimum of approximately 182 million shares of common stock, representing approximately 90% of our outstanding common stock.

As a result of the purchase of E.ON's equity interest by TPG and the rights possessed by TPG through its ownership of the preferred stock, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. Assuming full conversion of the preferred stock, excluding any accrued but unpaid dividends, TPG would own 89.4% of MEMC's common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further refinement.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG's nominal purchase price. We expect the write-down of property, plant and equipment, goodwill, and intangible assets to result in a reduction in our depreciation and amortization of approximately $150 million in 2002. This, in turn, will result in a significant improvement in our gross margin, as well as reduced marketing and administration and research and development expenses.

The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910 million, together with related accrued interest of approximately $20 million. The senior subordinated secured notes and the 55 million Euro Italian subsidiary note (approximately $48 million) were recorded at their combined fair market value of two dollars. These debt instruments will accrete interest up to their face values in six years and less than one year, respectively.

The Series A Cumulative Convertible Preferred Stock (Preferred Stock), with an aggregate stated value of $260 million, was recorded at its fair value of two dollars. The Preferred Stock is redeemable at the option of the holder on or after the eighth anniversary of the date of issuance. Accordingly, the Preferred Stock will accrete up to its stated value over this eight year period.

The warrants were recorded at their fair market value of less than one dollar.

The following discussion compares combined information of MEMC for the year ended December 31, 2001 with that of the predecessor for the year ended December 31, 2000. The combined information consists of the sum of the financial data from January 1, 2001 through November 13, 2001 for the predecessor and from November 14, 2001 through December 31, 2001 for the successor. Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push down accounting is affected by the purchase accounting adjustments.

RESULTS OF OPERATIONS

Net Sales

(Dollars in Millions)                               2001              2000              1999
                                                  --------          --------          --------
Net Sales                                         $    618          $    872          $    694
Percentage Change                                     (29%)              26%               (9%)


Our net sales decreased by 29% to $618 million in 2001 from $872 million in 2000. This decrease was primarily caused by a 24% decrease in product volumes, as well as a moderate decline in average selling prices, resulting from the weakened market conditions in the semiconductor and silicon wafer industries in 2001. This decline was across all product diameters, but especially in smaller diameters as our customers are utilizing their larger diameter fabs to realize the lowest cost per device.

Had MKC been included in our operating results for the entire year in 2000, the year-over-year decline in net sales in 2001 would have been approximately 38%, caused primarily by a 34% decline in product volumes.

In 2000, our net sales increased by 26% to $872 million from $694 million in 1999. This increase resulted from a 21% increase in product volumes, as well as modest price increases and improvements in product mix. Demand for silicon wafers increased in 2000 as the semiconductor industry expanded. Approximately 30% of our product volume increase in 2000 was a result of the consolidation of MKC's 2000 fourth quarter results with MEMC.

Our new products represented 29% of our product volume in 2001. Large diameter and epitaxial wafers represented 70% of our product volume for 2001, compared to 58% for 2000 and 52% for 1999. In 2000, while total product volumes increased 21%, 200 millimeter product volumes grew by 41%. The consolidation of MKC accounted for 37% of this increased 200 millimeter product volume in 2000.

We operate in all the major semiconductor-producing regions of the world, with over half of our 2001 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

                                                    2001              2000              1999
(Dollars in Millions)                             --------          --------          --------
North America                                     $    237          $    411          $    359
Asia Pacific                                           161               150                92
Japan                                                   78               126                90
Europe                                                 142               185               153
                                                  --------          --------          --------
Total                                             $    618          $    872          $    694
                                                  ========          ========          ========

Percentage of Change                                01/00             00/99             99/98
                                                   -------           -------           -------
North America                                     $   (42)%        $      14%        $     (8)%
Asia Pacific                                            7 %               63%              28 %
Japan                                                 (38)%               40%             (24)%
Europe                                                (23)%               21%             (14)%
                                                  --------          --------          --------
Total                                             $   (29)%         $     26%         $    (9)%
                                                  ========          ========          ========



Gross Margin                                        2001              2000              1999
(Dollars in Millions)                             --------          --------          --------
Cost of Good Sold                                 $    669          $    743          $    704
Gross Margin                                           (51)              129               (10)
Gross Margin Percent                                   (8%)              15%               (1%)


Our gross margin declined to negative $51 million in 2001 compared to positive $129 million in 2000, primarily as a result of the significant decline in product volumes causing the underabsorption of manufacturing fixed costs in 2001, as well as the moderate decline in average selling prices. In response to the decreased product volumes and average selling prices, we took numerous actions to decrease our manufacturing fixed costs in 2001, including:

o closing our small diameter wafer line in Sherman, Texas, as further discussed in Restructuring Costs below;

o reducing our headcount by 2,300 employees, or 33%, from 7,000 at the end of 2000 to 4,700 at the end of 2001;

o        utilizing temporary plant shutdowns; and

o        reducing discretionary spending in all areas.

In addition, our manufacturing yields continued to improve in virtually all areas in 2001. However, because of the high fixed-cost nature of our business, we were not able to reduce our costs at the rapid pace of the decline in product volumes in 2001. Consequently, underabsorption of manufacturing fixed costs resulted in the decreased gross margin in 2001. Negative gross margin in the period November 14, 2001 to December 31, 2001 resulted from the continued decline in product volumes and average selling prices, as well as scheduled temporary plant shutdowns.

In 2000, our gross margin increased to $129 million compared to negative $10 million in 1999. This significant improvement resulted from increased product volumes and continued benefits realized from our cost reduction and manufacturing improvement programs, as well as modest increases in average selling prices. While our product volumes increased 21% in 2000 compared to 1999, our cost of sales increased only 6% compared to 1999.

Had MKC been included in our operating results for the entire year in 2000, our gross margin percent would have been 16%. This slight improvement in gross margin percent is a result of MKC's lower cost structure, coupled with the increased sales from the inclusion of MKC.

Marketing and Administration

(Dollars in Millions)                               2001              2000              1999
                                                  --------          --------          --------
Marketing and Administration                      $     70          $     69          $     64
As a Percentage of Sales                                11%                8%                9%


As a result of continued controlled spending, marketing and administration expenses remained flat in 2001, despite including expenses associated with MKC as a result of its financial consolidation. Had MKC been included in our operating results for the entire year in 2000, our marketing and administration expenses would have been $7 million higher, resulting in an 8% decrease in 2001 compared to 2000.

Marketing and administration expenses remained relatively flat in 2000 compared to 1999, despite the 26% increase in net sales and the consolidation of MKC's fourth quarter results. As a percent of sales, marketing and administration expenses decreased in 2000, from 9% to 8%.

Research and Development

(Dollars in Millions)                               2001              2000              1999
                                                  --------          --------          --------
Research and Development                          $     66          $     72          $     85
As a Percentage of Sales                                11%                8%               12%


Our research and development expenses decreased 8% in 2001 as compared to 2000. The decrease in reported expense was a result of continued controlled spending, as well as increased revenue from 300 millimeter wafers, which reduced the research and development expenses as this product was not yet in commercial production.

Beginning in 2002, we moved our 300 millimeter operations from a pilot line to full-scale production. Consequently, beginning in 2002, 300 millimeter revenues and associated production costs will be presented in Net Sales and Cost of Goods Sold, respectively.

In 2000, research and development expenses declined by 15% to 8% of net sales. The decreased expenses were attributable to continued focus and spending control, coupled with increased revenue from the sale of 300 millimeter wafers, which reduced the related research and development expenses. Since we provide technical assistance to MKC, MKC had no research and development expenses in 2000. Thus, research and development expenses were not impacted by the financial consolidation of MKC beginning in the 2000 fourth quarter.

Restructuring Costs

(Dollars in Millions)                               2001              2000              1999
                                                  --------          --------          --------
Restructuring Costs                               $     32          $     --          $     (6)


During the fourth quarter of 2001, we reduced our workforce by approximately 800 employees. This action was taken to balance our operating costs with the weakened product demand. We recorded total charges of $10 million related to this action in the fourth quarter of 2001. Of these charges, $1 million was non-cash related.

During the 2001 second quarter, we decided to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. This action was taken:

o as part of our continuing efforts to focus our manufacturing facilities;

o        to improve our cost structure; and

o to balance our production capabilities with the evolving market conditions.

We recognized total charges of $22 million related to this action. Of these charges, $17 million was non-cash related. See Note 6 of Notes to Consolidated Financial Statements herein.

Nonoperating (Income) Expense and Income Taxes

(Dollars in Millions)                               2001              2000              1999
                                                  --------          --------          --------
Interest Expense                                  $     82          $     79          $     66
Book Value of Debt Outstanding at December 31          221             1,071               892
Interest Income                                         (8)               (5)               (2)
Royalty Income                                          (3)              (10)               (6)
Other, Net                                               6                 1                 1
Income Taxes                                           241               (21)              (66)
Effective Income Tax Rate                               NA                27 %              31 %


Our interest expense increased $3 million in 2001 as a result of increased borrowings related to the acquisition and consolidation of MKC and additional debt for operating needs. Effective November 13, 2001, TPG and MEMC restructured MEMC's debt acquired by TPG from E.ON, resulting in a substantial decrease in our debt outstanding. As of December 31, 2001, the book value of our debt outstanding totaled $221 million, compared to $1,071 million at the end of 2000.

As described in Company Overview above, as a result of the restructuring of MEMC's debt, TPG acquired a $50 million in principal amount of our newly issued senior subordinated secured notes. TPG also retained a 55 million Euro (approximately $48 million) in principal amount of a note issued by our Italian subsidiary. These notes were recorded at their combined fair market value of two dollars. The senior subordinated secured notes and the 55 million Euro Italian subsidiary note will accrete interest up to their face values in six years and less than one year, respectively.

In 2000, our interest expense increased to $79 million as a result of an increase in our debt and higher interest rates on debt that repriced in 2000. Substantially all of the increase in debt outstanding related to the acquisition and consolidation of MKC. MKC's interest expense for the nine months ended September 30, 2000 totaled $11 million.

Our royalty income was $3 million in 2001, as compared to $10 million in 2000. This decrease was primarily a result of the financial consolidation of MKC beginning in the 2000 fourth quarter, as well as reduced net sales and operating profit of Taisil Electronic Materials Corporation (Taisil), our 45%-owned unconsolidated joint venture in Taiwan.

During the second and third quarters of 2001, we reevaluated the conditions surrounding our ability to use our tax loss carryforwards under Internal Revenue Code Section 382 and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards. As a result, we increased our valuation allowance related to deferred tax assets in the amount of $294 million. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under Internal Revenue Code Section 382.

Push down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

In 2000, we realized an income tax benefit at the rate of 27%, as compared to 31% in 1999. The change in the rate of benefit recognized was a result of changes in the composition of worldwide taxable income and in the valuation allowance on certain deferred tax assets.

Equity in Income (Loss) of Joint Ventures


(Dollars in Millions)                              2001     2000      1999
----------------------------------------------------------------------------
Equity in Income (Loss) of Joint Ventures:
  MKC                                                NA      $ 4       $(5)
  Taisil                                            $(2)      11        (5)


As a result of the financial consolidation of MKC beginning in October 2000, equity in income of joint ventures in 2001 relates solely to Taisil. Taisil contributed a loss of $2 million in 2001, compared to $11 million in income in 2000. The decreased income is a result of the weakened conditions in the silicon wafer and semiconductor markets in 2001, causing a 24% decline in Taisil's product volumes, as well as a significant decrease in Taisil's average selling prices. During 2001, Taisil also increased its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was approximately $3 million.

In 2000, equity in income of joint ventures increased to $15 million, compared to a loss of $10 million in 1999. As previously stated, MKC's operating results were consolidated with MEMC beginning in the fourth quarter of 2000. For the first three quarters of 2000, MKC contributed income of $4 million to our equity in income of joint ventures, compared to a loss of $5 million for the twelve months in 1999. The improved results were primarily attributable to a significant increase in product volumes. Taisil contributed income of $11 million in 2000, compared to a loss of $5 million in 1999. Taisil's improved results were attributable to a 20% increase in product volumes and, to a lesser extent, a moderate increase in average selling prices. During 2000, Taisil also reduced its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was approximately $3 million. MKC's and Taisil's product volumes increased in 2000 as the semiconductor industry expanded.

LIQUIDITY AND CAPITAL RESOURCES


(Dollars in Millions)                              2001      2000      1999
-----------------------------------------------------------------------------
Net Cash Provided by (Used in):
  Operating Activities                             $(25)     $ 52      $(103)
  Investing Activities                              (52)      (44)       (47)
  Financing Activities                               94        70        164


The silicon wafer industry is highly capital intensive. Our capital needs depend on numerous factors, including our profitability and our investment in capital expenditures and research and development.

As almost all semiconductors are manufactured from silicon wafers, the strength of the silicon wafer industry is highly correlated to the performance of the semiconductor industry. The semiconductor device industry historically has been a high-growth, cyclical industry. The cyclical nature of the semiconductor industry can cause wide fluctuations in our product volumes, average selling prices, operating results, and cash flows.

At December 31, 2001, we had $107 million of cash and cash equivalents, including cash and cash equivalents of $73 million at MKC. Under Korean law, there are restrictions on MKC's ability to pay dividends and make loans, thereby limiting our access to MKC's cash.

Our principal sources and uses of cash during 2001 were as follows:
Sources:

o        Borrowed $81 million under debt agreements

o        Received $37 million capital contribution from E.ON AG

Uses:

o        Used $25 million cash in operations

o        Invested $50 million in capital expenditures

o        Incurred $24 million in expenses related to the recapitalization

Our use of $25 million of cash in operating activities in 2001, a $77 million change from the $52 million cash generated by operating activities in 2000, was primarily due to our lower operating results.

Our accounts receivable decreased $79 million at December 31, 2001 as compared to the end of 2000. The decrease was primarily attributable to a 53% decrease in fourth quarter net sales between the two years. Our days' sales outstanding were 51 days at December 31, 2001, compared to 52 days at the end of 2000 based on annualized fourth quarter sales for the respective years.

Our inventories decreased $44 million from the prior year to $70 million at December 31, 2001. The decrease is primarily due to lower anticipated sales in the first quarter of 2002 compared to the year-ago period and a concerted effort to manage our inventory levels, as well as to lower capitalized depreciation of approximately $12 million resulting from the lower property, plant and equipment values following push down accounting, as described in Company Overview above. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments increased to $17 million at December 31, 2001, compared to $11 million in 2000. Our year-end inventories as a percentage of annualized fourth quarter net sales increased to 15% at December 31, 2001 from 11% at December 31, 2000. While we made concerted efforts to reduce our inventory levels in 2001, we were not able to reduce our inventory levels at the rapid pace of the decline in product volumes in 2001.

During the second and third quarters of 2001, we reevaluated the conditions surrounding our ability to use our tax loss carryforwards under Internal Revenue Code Section 382 and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards. As a result, we increased our valuation allowance related to deferred tax assets in the amount of $294 million. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under Internal Revenue Code Section 382.

Push down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Our net cash used in investing activities increased $8 million in 2001 compared to 2000. In 2001, cash used in investing activities reflected slightly decreased spending on capital projects compared to 2000. In 2000, cash used in investing activities reflected cash from the consolidation of MKC in excess of the purchase price by $11 million. Our capital expenditures in 2001 were primarily related to maintenance, capabilities, and 300 millimeter development. At December 31, 2001, we had $7 million of committed capital expenditures related to various manufacturing and technology projects. We intend to tightly control capital expenditures in 2002.

Our cash flows provided by financing activities increased to $94 million in 2001 compared to $70 million in 2000. In both 2001 and 2000, our financing was primarily through the issuance of debt.

As part of the purchase and restructuring transactions, TPG committed to provide a five-year $150 million revolving credit facility to MEMC. That revolving credit facility has been replaced with a revolving credit facility from Citibank, guaranteed by TPG. Loans under this facility bear interest at a rate of LIBOR plus 1.5% or alternate base rate plus 0.5% per annum.

Loans can be made under this credit facility subject to certain conditions and the following aggregate lending limitations:

o        $50 million at any time prior to January 1, 2002

o        $75 million at any time prior to April 1, 2002

o        $100 million at any time prior to July 1, 2002

o        $125 million at any time prior to October 1, 2002

o        $150 million at any time on or after October 1, 2002

At December 31, 2001, we had drawn $30 million against this credit facility.

The Citibank revolving credit facility and the indenture for our senior subordinated secured notes contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. In the event that we were in violation of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facility may terminate and the loans and accrued interest then outstanding under the facility and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

The $150 million Citibank revolving credit facility is guaranteed by TPG. The terms of the various guaranties are shorter than the term of the revolving credit facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor's default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150 million revolving credit facility between us and TPG. The original TPG $150 million revolving credit facility was substantially similar to the Citibank $150 million revolving credit facility except that the interest rates were 2% higher than the interest rates under the Citibank revolving credit facility. Accordingly, we could be required to pay higher interest rates on any replacement financing provided by the guarantors. In addition, the guarantors may not have sufficient funds and assets to provide this replacement financing and we may be required to obtain replacement financing from third parties. We cannot be certain that we would be able to obtain the replacement financing on a timely basis or at all.

The $150 million Citibank revolving credit facility, the indenture for the senior subordinated secured notes and the certificate of designations for the Preferred Stock contain change in control provisions. Under these instruments, if (1) TPG's ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our board of directors is neither nominated by our board of directors nor appointed by directors so nominated, then:

o our Preferred Stock becomes redeemable at the option of the holders at 101% of its stated value plus the amount, if any, of all accumulated and unpaid dividends;

o an event of default shall be deemed to have occurred under the Citibank revolving credit facility in which event the loan commitments under this facility may terminate and the loans and accrued interest then outstanding may become immediately due and payable; and

o the holders of the senior subordinated secured notes will have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

In such event, we may not have sufficient funds to redeem the Preferred Stock, repay the outstanding loans and accrued interest under the Citibank revolving credit facility and/or repurchase the senior subordinated secured notes and we would need to seek and obtain replacement financing. We cannot be certain that we would be able to refinance these amounts.

Under the terms of the 55 million Euro Italian subsidiary note, we are required to pay 50% of our annual net free cash flow, which is net of capital expenditures, as a mandatory principal repayment of this note. We are also required to pay 75% of any cash received from MKC through dividends, reductions or repurchases of equity, share redemptions or loans, as a mandatory principal repayment of this note.

We maintained the following debt agreements as of December 31, 2001, assuming the $50 million senior subordinated secured notes and the 55 million Euro Italian subsidiary note (approximately $48 million) are valued at face value rather than their combined book value of two dollars:

(Dollars in millions)                                Committed           Outstanding
                                                  ------------          ------------
Long-term Debt                                    $        346          $        226
Short-term Borrowings                                      128                    93
                                                  ------------          ------------
Total                                             $        474          $        319
                                                  ============          ============

 Our weighted average cost of borrowing, excluding accretion, was 5.6% at December 31, 2001 compared to 8.5% at December 31, 2000. Our total debt to total capital ratio at December 31, 2001 was 88%, compared to 71% at December 31, 2000. The change in this ratio in 2001 is a result of our debt restructuring and the purchase accounting adjustments to push down TPG's nominal basis in MEMC, as discussed in Company Overview above.

Our contractual obligations as of December 31, 2001 were as follows, assuming the $50 million senior subordinated secured notes, the 55 million Euro Italian subsidiary note (approximately $48 million), and the Series A Cumulative Convertible Preferred Stock, including accrued but unpaid dividends, are valued at face value:

(Dollars in millions)                                                  Payments Due By Period
                                                          ------------------------------------------------
                                                          Less Than        2-3          4-5        After 5
                                               Total       1 Year         Years        Years        Years
                                             --------     ---------     --------     --------     --------
Long-term Debt                               $    226     $      31     $     66     $     47     $     82
Short-term Borrowings                              93            93           --           --           --
Series A Cumulative Convertible
         Preferred Stock                          264            --           --           --          264
Operating Leases                                   13             7            5            1           --
Committed Capital Expenditures                      7             7           --           --           --
                                             --------     ---------     --------     --------     --------
Total Contractual Obligations                $    603     $     138     $     71     $     48     $    346
                                             ========     =========     ========     ========     ========

Of the $603 million contractual obligations at December 31, 2001, $264 million relates to our Preferred Stock, which is redeemable at the option of the holder in or after 2009. If the holders of the Preferred Stock convert these securities to our common stock within this eight-year period, there will be no cash outlay. TPG has agreed not to convert any shares of Preferred Stock until our stockholders approve the issuance of the Preferred Stock, the related warrants and the common stock issuable upon conversion of the Preferred Stock and exercise of the warrants.

Of the short-term borrowings and the long-term debt, approximately $89 million is owed by our Korean subsidiary, approximately $53 million of which is due within the next year. As noted above, this subsidiary had cash on hand of $73 million at December 31, 2001.

Additionally, of the short-term borrowings, approximately $48 million relates to the 55 million Euro Italian subsidiary note retained by TPG. As part of our debt restructuring with TPG, we agreed to restructure this note on certain terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. We have been unable to restructure this note on the original terms contemplated in the restructuring agreement. We are currently reviewing with TPG alternatives to the originally contemplated restructuring of this note.

As described in Company Overview above, this note was recorded at its fair market value of one dollar. It will accrete interest up to its face value in less than one year.

Excluding the Korean subsidiary debt and the Italian subsidiary note, our contractual obligations at December 31, 2001 with payment periods of less than one year total approximately $37 million. As noted above, we have $120 million available on our Citibank revolving credit facility at December 31, 2001.

Our other commercial commitments as of December 31, 2001 were as follows:

(Dollars in millions)                                   Amount Of Commitment Expiration Per Period
                                                     ------------------------------------------------
                                                     Less Than       1-3           4-5        After 5
                                           Total       1 Year       Years         Years        Years
                                         --------     --------     --------     --------     --------
Debt Guarantees to Taisil                $     10     $     10     $     --     $     --     $     --
                                         --------     --------     --------     --------     --------
Total Commercial Commitments             $     10     $     10     $     --     $     --     $     --
                                         ========     ========     ========     ========     ========

In January 2002, Taisil fully repaid the loans underlying these guarantees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. MEMC's significant accounting policies are more fully described in Note 3 of Notes to Consolidated Financial Statements herein.

Push down Accounting

As a result of the purchase of E.ON's equity interest in MEMC by TPG and the rights possessed by TPG through its ownership of the Preferred Stock, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. Assuming full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would own 89.4% of MEMC's common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG's investment in MEMC, negative goodwill was generated. The negative goodwill was then allocated to the bases of existing goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment.

This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further refinement.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG's nominal purchase price. We expect the write-down of property, plant and equipment, goodwill, and intangible assets to result in a reduction in our depreciation and amortization of approximately $150 million in 2002.

Actual results may differ from these estimates.

The accounting for our change in majority owner and the related debt restructuring is more fully described in Note 2 of Notes to Consolidated Financial Statements herein.

Inventory Reserves

We adjust the value of our obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of

We review long-lived assets to assess recoverability from future operations using future net cash flows. When necessary, we record charges for impairments at the amount by which the present value of the future cash flows is less than the carrying value of the assets. Assets to be disposed of are valued at the carrying amount or at fair value, less costs to sell, if lower.

Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded because some items recorded as deferred tax assets may not be deductible or creditable.

We provide for U.S. income taxes on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

Section 382 of the Internal Revenue Code (IRC) restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Company Overview above. We believe that a significant majority of our U.S. net operating loss carryforwards will be utilized or applied to reduce our tax attributes, under IRC Section 108(b), as a result of the transactions with TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2001, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Push down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized but will be subject to annual impairment tests. Separable intangible assets with finite lives will continue to be amortized over their useful lives.

As described in Company Overview above, as a result of the purchase of E.ON's equity interest in MEMC by TPG, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records. This revaluation resulted in a significant write-down of goodwill and certain intangible assets. We expect this write-down to result in a significant reduction in our amortization in 2002.

We will adopt SFAS No. 142 as of January 1, 2002. We continued to amortize the carrying value of the existing goodwill and intangible assets through 2001. Upon adoption of SFAS No. 142, we will reassess the classification and estimated useful lives of existing intangible assets and goodwill.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction.

We do not believe the implementation of Statements No.142, 143 and 144 will have a material effect on our financial condition or results of operations.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2001 and December 31, 2000. Actual results may differ materially.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total debt outstanding would result in a decline in income before taxes of approximately $3 million and $11 million as of the end of 2001 and 2000, respectively.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Italian Lira, the Euro, the Korean Won, and certain other Asian and European currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements.

An adverse change (defined as 20 percent in certain Asian currencies and 10 percent in all other currencies) in exchange rates would have the following effect on our results:

(Dollars in millions)                     2001          2000
                                      --------      --------
Income Before Taxes                   $     --      $     (2)
Other Comprehensive Income                 (13)          (22)


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

CONSOLIDATED STATEMENTS OF OPERATIONS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




                                                                                           Predecessor
                                                                           --------------------------------------------
                                                            November 14       January 1
                                                                through         through      Year ended December 31,
                                                           December 31,    November 13,    ----------------------------
                                                                   2001            2001           2000             1999
                                                           ------------    ------------    ------------    ------------
Net sales                                                  $     58,846    $    559,007    $    871,637    $    693,594
Cost of goods sold                                               70,577         598,764         742,662         703,929
                                                           ------------    ------------    ------------    ------------
      Gross margin                                              (11,731)        (39,757)        128,975         (10,335)
Operating expenses:
   Marketing and administration                                   7,973          61,747          69,182          63,613
   Research and development                                       7,535          58,149          72,155          85,019
   Restructuring costs                                            2,971          29,511              --          (5,747)
                                                           ------------    ------------    ------------    ------------
      Operating loss                                            (30,210)       (189,164)        (12,362)       (153,220)
                                                           ------------    ------------    ------------    ------------
Nonoperating (income) expense:
   Interest expense                                               3,599          78,449          78,801          66,054
   Interest income                                               (1,516)         (6,773)         (4,838)         (1,986)
   Royalty income                                                  (448)         (2,978)         (9,815)         (6,112)
   Other, net                                                     4,173           1,804           1,317           1,472
                                                           ------------    ------------    ------------    ------------
      Total nonoperating expense                                  5,808          70,502          65,465          59,428
                                                           ------------    ------------    ------------    ------------
      Loss before income taxes, equity in income
         (loss) of joint ventures and minority interests        (36,018)       (259,666)        (77,827)       (212,648)
Income taxes                                                      1,576         239,352         (21,013)        (65,921)
                                                           ------------    ------------    ------------    ------------
      Loss before equity in income (loss) of joint
         ventures and minority interests                        (37,594)       (499,018)        (56,814)       (146,727)
Equity in income (loss) of joint ventures                        (2,822)            441          14,664          (9,659)
Minority interests                                               11,019           9,552          (1,240)          4,905
                                                           ------------    ------------    ------------    ------------
Net loss                                                   $    (29,397)   $   (489,025)   $    (43,390)   $   (151,481)
                                                           ============    ============    ============    ============
Cumulative preferred stock dividends                       $      4,247              NA              NA              NA
                                                           ============    ============    ============    ============
Net loss allocable to common stockholders                  $    (33,644)   $   (489,025)   $    (43,390)   $   (151,481)
                                                           ============    ============    ============    ============

Basic loss per share                                       $      (0.48)   $      (7.03)   $      (0.62)   $      (2.43)
Diluted loss per share                                     $      (0.48)   $      (7.03)   $      (0.62)   $      (2.43)

Weighted average shares used in computing
   basic and diluted loss per share                          69,612,900      69,612,900      69,596,861      62,224,869
                                                           ============    ============    ============    ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


December 31,                                                             2001           2000
                                                                     ------------   ------------
ASSETS                                                               (Successor)    (Predecessor)

Current assets:
   Cash and cash equivalents                                         $    107,159   $     94,759
   Accounts receivable, less allowance for doubtful accounts of
      $3,341 and $3,089 in 2001 and 2000, respectively                     67,420        145,970
   Inventories                                                             69,947        114,357
   Deferred tax assets, net                                                    --         13,450
   Prepaid and other current assets                                        19,504         24,369
                                                                     ------------   ------------
      Total current assets                                                264,030        392,905
Property, plant and equipment, net                                        200,705      1,097,602
Investments in joint ventures                                              15,581         51,647
Goodwill, net of accumulated amortization of $736
   and $7,291 in 2001 and 2000, respectively                                3,761         45,733
Deferred tax assets, net                                                   30,059        221,100
Other assets                                                               35,198         81,579
                                                                     ------------   ------------
      Total assets                                                   $    549,334   $  1,890,566
                                                                     ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
   Short-term borrowings and current portion of long-term debt       $     75,873   $    127,782
   Accounts payable                                                        52,079         88,552
   Accrued liabilities                                                     49,958         59,372
   Deferred tax liabilities, net                                              345             --
   Customer deposits                                                       19,370         14,307
   Provision for restructuring costs                                       10,505          9,007
   Income taxes payable                                                     1,994         13,735
   Accrued wages and salaries                                              11,575         25,870
                                                                     ------------   ------------
      Total current liabilities                                           221,699        338,625
Long-term debt, less current portion                                      144,743        942,972
Pension and similar liabilities                                           100,804         91,786
Customer deposits                                                          25,373         42,456
Other liabilities                                                          25,881         33,895
                                                                     ------------   ------------
      Total liabilities                                                   518,500      1,449,734
                                                                     ------------   ------------
Minority interests                                                         51,083         74,413
Redeemable preferred stock:
   Preferred stock, $.01 par value, $1,000 stated value per share,
      260,000 and 0 shares issued and outstanding in 2001 and
      2000, respectively, liquidation value of $264,247
      at December 31, 2001                                                     --             --
Commitments and contingencies
Stockholders' equity (deficiency):
   Preferred stock, $.01 par value, 50,000,000 shares
      authorized, 260,000 and 0 issued and outstanding
      in 2001 and 2000, respectively,  (see above)                             --             --
   Common stock, $.01 par value, 200,000,000 shares authorized,
      70,542,105 issued in 2001 and 2000                                      705            705
   Additional paid-in capital                                              12,328        771,675
   Accumulated deficit                                                    (29,397)      (342,707)
   Accumulated other comprehensive income (loss)                              835        (46,234)
   Treasury stock: 929,205 shares in 2001 and 2000                         (4,720)       (17,020)
                                                                     ------------   ------------
      Total stockholders' equity (deficiency)                             (20,249)       366,419
                                                                     ------------   ------------
      Total liabilities and stockholders' equity (deficiency)        $    549,334   $  1,890,566
                                                                     ============   ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS


                                                                                               Predecessor
                                                                                ------------------------------------------
                                                                  November 14     January 1
                                                                      through       through        Year ended December 31,
                                                                 December 31,   November 13,   ---------------------------
                                                                         2001           2001           2000           1999
                                                                 ------------   ------------   ------------   ------------
Cash flows from operating activities:
   Net loss                                                      $    (29,397)  $   (489,025)  $    (43,390)  $   (151,481)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
         Depreciation and amortization                                  5,271        169,341        173,085        159,081
         Minority interests                                           (11,019)        (9,552)         1,240         (4,905)
         Equity in (income) loss of joint ventures                      2,822           (441)       (14,664)         9,659
         Restructuring costs                                            1,345         16,179             --         (5,747)
         (Gain) loss on sale of property, plant and equipment             233            377         (2,789)           981
         Deferred compensation                                          2,647             --             --           (601)
         Changes in assets and liabilities:
            Accounts receivable                                         5,323         67,322        (31,460)       (13,268)
            Income taxes                                                 (354)       (10,844)        20,410            516
            Inventories                                                17,011         24,015        (16,417)        12,164
            Prepaid and other current assets                            1,812         (8,288)       (10,246)         8,636
            Deferred taxes                                                774        238,161        (38,601)       (67,692)
            Accounts payable                                            5,699        (18,659)        (1,128)       (20,349)
            Accrued liabilities                                          (265)         1,270          4,198        (16,502)
            Customer deposits                                              --         (7,508)        (8,249)       (11,660)
            Accrued wages and salaries                                 (9,658)        (4,044)         3,460          4,621
            Other, net                                                  2,845         12,021         16,591         (6,645)
                                                                 ------------   ------------   ------------   ------------
            Net cash provided by (used in) operating activities        (4,911)       (19,675)        52,040       (103,192)
                                                                 ------------   ------------   ------------   ------------
Cash flows from investing activities:
   Capital expenditures                                                (6,995)       (42,842)       (57,812)       (49,256)
   Proceeds from sale of property, plant and equipment                     51             94          3,060          4,753
   Equity infusions in joint ventures                                      --             --             --        (12,052)
   Dividend to minority interest                                           --         (2,759)            --             --
   Purchase of business, net of cash acquired                              --             --         10,660             --
   Notes receivable from affiliates                                        --             --             --          9,664
                                                                 ------------   ------------   ------------   ------------
            Net cash used in investing activities                      (6,944)       (45,507)       (44,092)       (46,891)
                                                                 ------------   ------------   ------------   ------------
Cash flows from financing activities:
   Net short-term borrowings                                           (5,714)        42,605          5,916        (26,463)
   Proceeds from issuance of long-term debt                            32,172         93,015        100,119        276,692
   Principal payments on long-term debt                               (19,255)       (61,830)       (37,437)      (283,620)
   Proceeds from issuance of common stock                                  --             --            958        197,271
   Capital contributions from E.ON AG                                  37,000             --             --             --
   Expenses related to recapitalization                               (24,220)            --             --             --
                                                                 ------------   ------------   ------------   ------------
            Net cash provided by financing activities                  19,983         73,790         69,556        163,880
                                                                 ------------   ------------   ------------   ------------
Effect of exchange rate changes on cash and cash equivalents           (1,901)        (2,435)       (11,316)        (1,394)
                                                                 ------------   ------------   ------------   ------------
            Net increase in cash and cash equivalents                   6,227          6,173         66,188         12,403
Cash and cash equivalents at beginning of period                      100,932         94,759         28,571         16,168
                                                                 ------------   ------------   ------------   ------------
Cash and cash equivalents at end of period                       $    107,159   $    100,932   $     94,759   $     28,571
                                                                 ============   ============   ============   ============
Supplemental disclosures of cash flow information:
   Interest payments, net of amount capitalized                  $      1,856   $     68,546   $     76,026   $     64,076
   Income taxes paid                                             $        854   $      5,638   $      3,201   $      4,816
                                                                 ============   ============   ============   ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
DOLLARS IN THOUSANDS

                                                                    Accumulated    Unearned                      Total       Total
                                         Additional                       Other  Restricted               Stockholders'     Compre-
                                 Common     Paid-in  Accumulated  Comprehensive       Stock    Treasury         Equity     hensive
                                  Stock     Capital      Deficit   Income (Loss)     Awards       Stock    (Deficiency)       Loss
                              ---------  ----------  -----------  -------------  ----------   ---------   ------------   ---------
Balance at December 31,1998   $     414   $ 574,188    $(147,836)     $ (10,581)  $    (125)  $ (17,020)     $ 399,040
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss                           --          --     (151,481)            --          --          --       (151,481)   (151,481)
  Net translation adjustment         --          --           --        (12,456)         --          --        (12,456)    (12,456)
  Minimum pension liability
    (net of $629 tax)                --          --           --            984          --          --            984         984
Stock plans, net                     --         354           --             --          --          --            354          --
Deferred compensation                --        (726)          --             --         125          --           (601)         --
Issuance of common stock            291     196,660           --             --          --          --        196,951          --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                  (162,953)
                                                                                                                         =========
Balance at December 31,1999         705     770,476     (299,317)       (22,053)         --     (17,020)       432,791
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss                           --          --      (43,390)            --          --          --        (43,390)    (43,390)
  Net translation adjustment         --          --           --        (24,640)         --          --        (24,640)    (24,640)
  Minimum pension liability
    (net of $293 tax)                --          --           --            459          --          --            459         459
Stock plans, net                     --       1,199           --             --          --          --          1,199          --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                   (67,571)
                                                                                                                         =========
Balance at December 31, 2000        705     771,675     (342,707)       (46,234)         --     (17,020)       366,419
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss, January 1 to
    November 13                      --          --     (489,025)            --          --          --       (489,025)   (489,025)
  Net translation adjustment         --          --           --         (2,203)         --          --         (2,203)     (2,203)
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                  (491,228)
                                                                                                                         =========
Balance at November 13, 2001        705     771,675     (831,732)       (48,437)         --     (17,020)      (124,809)
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss, November 14 to
    December 31                      --          --      (29,397)            --          --          --        (29,397)    (29,397)
  Net translation adjustment         --          --           --          6,952          --          --          6,952       6,952
  Deferred compensation              --       2,647           --             --          --          --          2,647          --
  Purchase accounting                --    (761,994)     831,732         42,320          --      12,300        124,358          --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                 $ (22,445)
                                                                                                                         =========
Balance at December 31, 2001  $     705   $  12,328    $ (29,397)     $     835   $      --   $  (4,720)     $ (20,249)
                              =========   =========    =========      =========   =========   =========      =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA





1: NATURE OF OPERATIONS

          MEMC Electronic Materials, Inc. and subsidiaries is a leading worldwide producer of silicon wafers for the semiconductor industry. We have production facilities owned directly in Italy, Japan, Malaysia, South Korea, and the United States and through a joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers including the world's largest foundries as well as the major memory, microprocessor, and application specific integrated circuit (ASIC) manufacturers.


2: CHANGE IN MAJORITY OWNER AND DEBT RESTRUCTURING

          On November 13, 2001, an investor group led by Texas Pacific Group
     (TPG) purchased from E.ON and its affiliates (E.ON) all of E.ON's debt and equity holdings in MEMC for a nominal purchase price of 6 dollars. In addition, on that date MEMC and TPG restructured MEMC's debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150,000 revolving credit facility.

          As a result of these transactions, TPG now owns approximately 72% of our outstanding common stock and has exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes and warrants to purchase approximately 17 million shares of our common stock. TPG also retained 55 million Euro in principal amount of a note currently outstanding issued by our Italian subsidiary.

          Stockholder approval is required in order for TPG to exercise certain of the voting and conversion provisions of the Preferred Stock and to exercise the warrants. TPG has agreed not to convert any shares of Preferred Stock until our stockholders approve the issuance of the Preferred Stock, the warrants and the common stock issuable upon conversion of the Preferred Stock and exercise of the warrants. Assuming stockholder approval is obtained, TPG will own or have the right to acquire, through conversion of the Preferred Stock, excluding any accrued but unpaid dividends, and exercise of the warrants, approximately 182 million shares or 90% of our outstanding common stock.

          In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, effective for fiscal years beginning after December 15, 2001. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001. We adopted SFAS No. 141 in 2001 and accounted for these transactions in accordance with SFAS No. 141.

          As a result of the purchase of E.ON's equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. Assuming full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would own 89.4% of MEMC's common stock.

          In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON in an aggregate amount equal to the following:

     o $0 if MEMC's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for fiscal year 2002 is less than $100,000; or

     o $30,000, if MEMC's EBITDA for fiscal year 2002 equals or exceeds $100,000, but is less than $150,000; or

     o $75,000, if MEMC's EBITDA for fiscal year 2002 equals or exceeds $150,000, but is less than $300,000; or

     o    $150,000, if MEMC's EBITDA for fiscal year 2002 equals or exceeds
          $300,000.

          Should any such payment be made, it would be considered as additional TPG purchase price and would be pushed down to our financial statements. We would then write up the value of our assets on a pro rata basis up to but not exceeding their fair market values. Due to the uncertainty as to which level of contingent performance purchase price might be paid, if any, we did not consider this contingency in applying purchase accounting.

          To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG's investment in MEMC, negative goodwill was generated. The negative goodwill was then allocated to the bases of existing goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment. The fair market value of assets and liabilities was determined as follows:

     o The fair market value of all current assets and liabilities approximated book value. In addition, the fair market value of certain other long-term liabilities and minority interests approximated book value.

     o The fair market value of property, plant and equipment was derived by estimating depreciated replacement cost.

     o    Goodwill was estimated to have no fair market value.

     o Software and other intangibles in the balance sheet caption "Other assets" were estimated to have no fair market value. The fair market value of all other assets contained in this caption approximated book value.

     o The fair market value of pension and similar liabilities was determined by calculating the excess of the actuarially calculated projected benefit obligations and accumulated benefit obligations over the fair value of plan assets.

     o The fair value of long-term customer deposits was determined by calculating the net present value of expected future payments.

     Negative goodwill was allocated, on a pro rata basis, between property, plant and equipment, investments in joint ventures, goodwill and other intangible assets. Negative goodwill was allocated further to individual assets within property, plant and equipment using the estimated depreciated replacement cost.

          The process of revaluing the balance sheet as described above resulted in a significant write-down in the value of property, plant and equipment, goodwill and other intangible assets, and investments in joint ventures. Accordingly, depreciation and amortization subsequent to November 13, 2001 reflects the new basis of the underlying assets. The decreased depreciation and amortization of our 80%-owned subsidiaries also affected the 20% minority interest in their earnings subsequent to November 13, 2001.

          This revaluation resulted in a net decrease to assets of approximately $800,000 and a net decrease to liabilities of approximately $900,000. The allocation of the purchase price to our assets and liabilities is subject to further refinement.

          The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910,000, together with related accrued interest of approximately $19,800. The senior subordinated secured notes and the 55 million Euro Italian subsidiary note were recorded at their combined fair market value of 2 dollars. These debt instruments will accrete interest up to their face values in six years and less than one year, respectively, which will be reflected in interest expense.

          The Preferred Stock, with an aggregate stated value of $260,000, was recorded at its fair value of 2 dollars. The Preferred Stock is redeemable at the option of the holder on or after the eighth anniversary of the date of issuance. Accordingly, the Preferred Stock will accrete up to its stated value over this eight year period, which will be recorded as a charge to earnings available to common stockholders.

          The warrants were recorded at their fair market value of less than 1 dollar.

          We are responsible for the payment of all our expenses incurred in connection with the restructuring agreement between MEMC and TPG, including the revolving credit facility originally provided by TPG to MEMC under the terms of the restructuring agreement (the TPG revolving credit facility) and the subsequent negotiation and documentation of the Citibank revolving credit facility which replaced the TPG revolving credit facility. These expenses include all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in these transactions. We paid TPG a $10,000 transaction fee in connection with the restructuring agreement. In addition, we expect to pay TPG and Citibank a total of $3,000 in fees (of which TPG will receive up to approximately $1,100) in connection with the TPG revolving credit facility, the Citibank revolving credit facility and the related guaranties. We have reimbursed TPG for all its fees and disbursements of legal counsel, financial advisors and other third party consultants (of approximately $14,000) and have paid other out-of-pocket expenses incurred by us in connection with the restructuring (of approximately $3,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA








          In connection with the restructuring, we have entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus additional compensation if TPG acts as a financial advisor to us for future transactions such as a merger or debt or equity financing.

          Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push down accounting is affected by the purchase accounting adjustments.


3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Presentation

          In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, employee benefits and asset valuation allowances. Our actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform with the current period presentation.

     (b) Principles of Consolidation

          Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We account for investments of less than 50% in joint venture companies using the equity method. All significant transactions among our subsidiaries have been eliminated.

     (c) Cash Equivalents

          Cash equivalents include items almost as liquid as cash, such as overnight investments and short-term time deposits with maturity periods of three months or less when purchased. Our cash equivalents at December 31, 2001 include $4,375 of cash which is restricted by terms of two annually renewable letter of credit agreements.

     (d) Inventories

          We value our inventories at cost or market, if lower. Cost is determined as follows:

     o    Raw materials and supplies inventories at moving average costs;

     o    Goods in process at actual costs; and

     o    Finished goods at standard costs, which approximate average costs.

      We adjust the value of our obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     (e) Property, Plant and Equipment

          Prior to the transactions described in Note 2 above, our property, plant and equipment was valued at cost. Effective as of November 14, 2001, we revalued our property, plant and equipment to reflect the push-down of TPG's nominal basis in MEMC.

          We depreciate property, plant and equipment evenly over the assets' estimated useful lives as follows:

                                                                       Years
                                                                       -----
               Land improvements                                        6-15
               Buildings and building improvements                     10-30
               Machinery and equipment                                  3-12

          The cost of constructing facilities and equipment and developing internal use software includes interest costs. These interest costs totaled $565, $1,017, and $1,099 in 2001, 2000, and 1999, respectively.

     (f) Goodwill

          Prior to the transactions described in Note 2 above, goodwill represented the difference between the purchase price of acquired businesses and the fair value of their net assets when accounted for by the purchase method. Effective November 14, 2001, we wrote down goodwill as a result of the push-down of TPG's nominal basis in

     MEMC. We amortize goodwill evenly over periods estimated to be benefited, not exceeding 40 years. We review goodwill to assess recoverability from future operations using expected future cash flows. When necessary, we record charges for impairments at the amount by which the present value of future cash flows is less than the carrying value of these assets. There is no indication of impairment of goodwill at December 31, 2001 or 2000.

     (g) Computer Software Developed or Obtained for Internal Use

          Prior to the transactions described in Note 2 above, computer software developed or purchased for internal use was valued at cost. Effective November 14, 2001, we wrote down the book value of our computer software as a result of the push-down of TPG's nominal basis in MEMC. We amortize the carrying value evenly over the estimated useful life of the software. We expense costs related to the preliminary project and the post-implementation/operations stages of computer software development as incurred.

     (h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

          We review long-lived assets to assess recoverability from future operations using future net cash flows. When necessary, we record charges for impairments at the amount by which the present value of the future cash flows is less than the carrying value of the assets. Assets to be disposed of are valued at the carrying amount or at fair value, less costs to sell, if lower. There is no indication of impairment at December 31, 2001 or 2000.

     (i) Impairment of Investments in Joint Ventures

          We assess the impairment of investments in joint ventures by comparing the carrying amount of the asset to future net cash flows. In addition, the level of commitment of the joint ventures' shareholders, the silicon wafer markets serviced by the joint ventures, and the customer qualifications at the joint ventures are also considered. There is no indication of impairment of these investments at December 31, 2001 or 2000.

     (j) Debt

          Liabilities with face values greater than their carrying values are accreted to their face values as interest expense using the effective interest rate method.

     (k) Redeemable Preferred Stock

          The Preferred Stock, with an aggregate stated value of $260,000, was recorded at its fair value of 2 dollars. The Preferred Stock is redeemable at the option of the holder on or after the eighth anniversary of the date of issuance. Accordingly, the Preferred Stock is being accreted up to its stated value over this eight year period, which will be recorded as a charge to earnings available to common stockholders. The Preferred Stock also contains an embedded beneficial conversion feature. The intrinsic value of the beneficial conversion feature is limited to the purchase price allocated to the Preferred Stock, or 2 dollars. This intrinsic value is being amortized as a return to preferred stockholders using the effective interest rate method.

     (l) Revenue Recognition

          We record revenue from product sales when the goods are shipped and title passes to the customer. Our silicon wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished silicon wafers meet the customer's specifications before the product is shipped.

     (m) Derivative Financial Instruments

          We use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese Yen, Italian Lira, and Euro). The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




          Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in Nonoperating (income) expense in the statement of operations.

     (n) Translation of Foreign Currencies

          We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary's expenditures and the subsidiary's borrowings. When the subsidiary's local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

     o Assets and liabilities using rates in effect at the balance sheet date; and

     o    Statement of operations accounts at average rates for the period.

          Adjustments from the translation process are presented in accumulated other comprehensive income (loss) in stockholders' equity (deficiency).

     (o) Income Taxes

          Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded because some items recorded as deferred tax assets may not be deductible or creditable.

          We provide for U.S. income taxes on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

     (p) Stock-Based Compensation

          We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders' equity (deficiency). We only issue equity instruments to employees and non-employee directors. We recognize compensation cost for fixed awards with ratable vesting in the period in which the awards are earned.

     (q) Contingencies

          We record contingent liabilities when we believe they are material to our financial position.

4: FAIR VALUE OF FINANCIAL INSTRUMENTS

          We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the balance sheet date:

     o Short-term financial instruments (cash equivalents, accounts receivable and payable, income taxes receivable and payable, short-term borrowings, and accrued liabilities) - cost approximates fair value because of the short maturity period.

     o Long-term debt - fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

     o At December 31, 2001, the 55 million Euro Italian subsidiary note (approximately $48,000) and the $50,000 senior subordinated secured notes are valued at their fair market values of less than $1, due to the proximity of the debt restructuring to year-end and to MEMC's inability to obtain similar debt instruments of comparable terms.

     o Currency forward contracts - fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

          Information on the estimated fair values of financial instruments, both on and off balance sheet, is as follows:

                                                       Carrying         Notional        Estimated
                                                         Amount           Amount       Fair Value
                                                   ------------     ------------     ------------
DOLLARS IN THOUSANDS
Long-term debt
2001                                               $    175,856     $    225,856     $    177,396
2000                                                  1,041,202        1,041,202          953,796
Currency forward contracts (off-balance sheet)
2001                                                         NA     $     28,215     $        313
2000                                                         NA           83,371            3,524
                                                   ============     ============     ============



5: CONCENTRATION OF CREDIT RISK

          Our customers are in the semiconductor industry and are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. Sales to Samsung Electronics Company, Ltd. and to STMicroelectronics N.V. were 18% and 10% of our net sales in 2001, respectively. Sales to Texas Instruments Incorporated totaled 18% of our net sales in both 2000 and 1999. No other customers constituted 10% or more of our net sales in 2001, 2000, or 1999.


6: RESTRUCTURING COSTS

          During the fourth quarter of 2001, we reduced our workforce by approximately 800 employees, including U.S. and Malaysian salaried and hourly employees. This action was taken to balance our operating costs with the weakened product demand. We recorded total charges of $10,060 related to this action in the fourth quarter of 2001. Of these charges, $669 was non-cash related.

          During the second quarter of 2001, we decided to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. MEMC Southwest is a joint venture 80%-owned by MEMC and 20%-owned by Texas Instruments. This action was taken:

     o as part of our continuing efforts to focus our manufacturing facilities;

     o    to improve our cost structure; and

     o to balance our production capabilities with the evolving market conditions.

          We recorded total charges of $22,606 related to this action in the second and third quarters of 2001. Of these charges, $17,085 was non-cash related. We also wrote off approximately $3,000 of inventory related to this action, which was included in cost of goods sold. In addition, we recorded an adjustment to reduce the previously existing restructuring reserve related to our former Chinese joint venture assets by $184.

          During the second quarter of 1998, we decided to close our small diameter wafer facility in Spartanburg, South Carolina and to withdraw from our 60%-owned joint venture in a small diameter wafer operation in China. These actions were taken because

     o a number of semiconductor manufacturers had been running their larger diameter manufacturing lines in preference to their smaller diameter lines in order to gain production efficiencies;

     o a number of semiconductor manufacturers recently had undertaken restructuring initiatives focused on permanently eliminating small diameter lines; and

     o we believed that small diameter wafer capacity would exceed demand even after the semiconductor industry

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



          began to recover.

          We also decided to forego construction of a new 200 millimeter wafer facility at our 75%-owned joint venture in Malaysia. This decision was based upon current and anticipated excess capacity for 200 millimeter wafers and the significant price erosion that we had experienced for these wafers.

          In 1998, we recorded a charge to operations of $121,670 related to these actions. In 1999, we reduced the restructuring reserve by $5,747 because the amount required to withdraw from the Chinese joint venture was less than we had originally estimated.

          At December 31, 1999, we reclassified certain components of the restructuring reserve based on anticipated costs to close the Spartanburg, South Carolina facility.

Restructuring activity is as follows:

                                        Asset       Dismantling
                                  Impairment/       and Related         Personnel
                                    Write-off             Costs             Costs             Total
                                 ------------      ------------      ------------      ------------
DOLLARS IN THOUSANDS
Balance at January 1, 1999       $      6,963      $     19,795      $     10,541      $     37,299
   Amounts utilized                      (326)          (10,107)           (8,280)          (18,713)
   Adjustment                          (5,747)               --                --            (5,747)
   Reclassification                        --             1,836            (1,836)               --
                                 ------------      ------------      ------------      ------------
Balance at December 31, 1999              890            11,524               425            12,839
   Amounts utilized                      (208)           (3,432)             (192)           (3,832)
                                 ------------      ------------      ------------      ------------
Balance at December 31, 2000              682             8,092               233             9,007
   Charges taken                       14,665             2,274            15,543            32,482
   Amounts utilized                   (14,857)           (4,581)          (11,546)          (30,984)
                                 ------------      ------------      ------------      ------------
Balance at December 31, 2001     $        490      $      5,785      $      4,230      $     10,505
                                 ============      ============      ============      ============


          In the period November 14, 2001 to December 31, 2001, charges taken totaled $2,971 and amounts utilized totaled $2,892.

          The Spartanburg, South Carolina facility has been written down to its net realizable value. The closing of this facility was completed in the second quarter of 1999, and final product shipments were made from this facility in the third quarter of 1999. We continue to actively pursue a buyer for this facility.

          Of the $10,505 restructuring reserve at December 31, 2001, approximately $4,800 is expected to be paid out in the first half of 2002. The remaining reserve relates to the Spartanburg facility. We believe the restructuring reserve at December 31, 2001 is adequate for the estimated costs remaining to exit this facility. Timing for utilization of the remainder of the reserve is primarily dependent on the timing of the sale of this facility.


7: INVENTORIES

          Inventories consist of the following:

December 31,                           2001             2000
                               ------------     ------------
DOLLARS IN THOUSANDS
Raw materials and supplies     $     30,882     $     35,141
Goods in process                     22,088           35,562
Finished goods                       16,977           43,654
                               ------------     ------------
                               $     69,947     $    114,357
                               ============     ============

          Inventories at December 31, 2001 reflect lower capitalized depreciation of approximately $12,000 resulting from the lower property, plant and equipment values following push down accounting, as described in
     Note 2 above.

8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

December 31,                                  2001           2000
                                        ----------     ----------
DOLLARS IN THOUSANDS
Land and land improvements              $    4,673     $   35,057
Buildings and building improvements        106,559        577,481
Machinery and equipment                    191,979      1,487,848
                                        ----------     ----------
                                           303,211      2,100,386
Less accumulated depreciation              113,075      1,085,315
                                        ----------     ----------
                                           190,136      1,015,071
Construction in progress                    10,569         82,531
                                        ----------     ----------
                                        $  200,705     $1,097,602
                                        ==========     ==========


          See Notes 2 and 3 regarding the reduction in cost basis of our property, plant and equipment in 2001 as a result of the push-down of TPG's nominal basis in MEMC.


9: INVESTMENTS IN JOINT VENTURES

          We have a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell silicon wafers in Taiwan.

          Prior to September 29, 2000, we had a 40% interest in MEMC Korea Company (MKC), a company formed to manufacture and sell silicon wafers in South Korea. Effective September 29, 2000, we purchased an additional 40% interest in MKC, which increased our ownership to 80%. Since that date, MKC's financial results have been consolidated with MEMC. As a result of the financial consolidation, the information below includes the operating results of MKC only for the first nine months of 2000. MKC is not included in the balance sheet information below for either year.

          Prior to the transactions described in Note 2 above, our investments in joint ventures were valued at our equity infusions into our joint ventures plus our ownership percentage of their respective annual net incomes or net losses. Effective as of November 14, 2001, we revalued our investments in joint ventures to reflect the push-down of TPG's nominal basis in MEMC.

          Royalties earned under royalty agreements with the joint ventures and sales of intermediate and finished product by the joint ventures to MEMC were as follows:

                                                2001             2000             1999
                                        ------------     ------------     ------------
            DOLLARS IN THOUSANDS
            Royalties                   $      3,426     $      9,815     $      6,112
            Sales                              4,539           39,300           37,927
                                        ============     ============     ============

          We provide Taisil with debt guarantees totaling $10,212. At December 31, 2001, Taisil had $10,212 in standby letters of credit and borrowings outstanding against these guarantees. In January 2002, Taisil fully repaid the loans underlying these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

   A summary of the results of operations for 2001, 2000 and 1999, and financial position as of December 31, 2001 and 2000 of our unconsolidated joint ventures follows:

December 31,                    2001           2000          1999
                           ---------      ---------     ---------
DOLLARS IN THOUSANDS
Total joint ventures:
   Net sales               $  83,544      $ 268,403     $ 252,402
   Gross margin               16,087         69,459        20,273
   Net earnings (loss)        (5,289)        33,539       (22,724)
                           =========      =========     =========
Our share--
   Net earnings (loss)     $  (2,381)     $  14,664     $  (9,659)
                           =========      =========     =========
Current assets             $  44,480      $  62,140
Noncurrent assets            151,340        169,383
                           ---------      ---------
   Total assets              195,820        231,523
                           ---------      ---------
Current liabilities           70,359         74,851
Noncurrent liabilities        12,817         38,739
                           ---------      ---------
   Total liabilities          83,176        113,590
Interests of others           63,432         66,286
Push down accounting          33,631             --
                           ---------      ---------
   Our investment          $  15,581      $  51,647
                           =========      =========

          MKC and Taisil use the U.S. Dollar as their functional currency for U.S. GAAP purposes and do not hedge net Korean Won or New Taiwanese Dollar exposures. We designated the U.S. Dollar as their functional currency based on the following:

     o    Their net sales are denominated in or based on the U.S. Dollar;

     o Their manufacturing expenses are primarily denominated in the U.S. Dollar, New Taiwanese Dollar and Korean Won; and

     o Taisil has significant debt denominated in the U.S. Dollar and New Taiwanese Dollar.


10: SHORT-TERM BORROWING AGREEMENTS AND LINES OF CREDIT

          Our unsecured borrowings from banks total approximately $44,760 at December 31, 2001, under approximately $79,747 of short-term loan agreements bearing interest at various rates ranging from 2.5% to 11.0% and renewable annually. Interest rates are negotiated at the time of the borrowings. Pursuant to transactions described in Note 2 above, TPG retained 55 million Euro (approximately $48,000) in principal amount of a note currently outstanding issued by our Italian subsidiary. We recorded the 55 million Euro Italian subsidiary note at its fair market value of 1 dollar. We will accrete this debt instrument up to its face value in less than one year. At December 31, 2001, the accreted value of this note was less than $1.

          Interest expense related to short-term borrowings from affiliates was $1,200 for the period November 14 to December 31, 2001.

          Our weighted average interest rate on short-term borrowings was 5.4% and 7.1% at December 31, 2001 and 2000, respectively.

11: LONG-TERM DEBT

Long-term debt consists of the following:

December 31,                                                                     2001           2000
                                                                           ----------     ----------

DOLLARS IN THOUSANDS
Owed to affiliates:
   Senior subordinated secured notes with interest payable at 8%
      payable in kind in the first two years, 14% payable in kind in the third and fourth years, and 14% payable in kind with optional payment in cash at the request of the note holders in the fifth and sixth years, $50,000 face value,
      due in 2007                                                          $       --     $       --
   Notes payable to E.ON with interest payable semiannually at
      rates ranging from 3.5% to 11.6%, due in 2002-2005                           --        829,246
                                                                           ----------     ----------
Total owed to affiliates                                                           --        829,246
                                                                           ==========     ==========

Owed to nonaffiliates:
   Notes with interest payable semiannually at rates ranging
      from 1.6% to 2.2%, due in 2001 to 2003                                   16,533         50,739
   Notes with interest payable quarterly or semiannually at rates
      ranging from 7.0% to 10.6%, due in 2001 to 2005                              --         66,458
   Notes with interest payable semiannually at rates ranging
      from 1.2% to 8.9%, due in 2001 through 2017                                  --         94,759
   Notes with interest payable quarterly at rates ranging
      from 6.2% to 7%, due in 2002 through 2004                                33,837             --
   Notes with interest payable semiannually at rates ranging
      from 2.6% to 10.3%, due in 2002 through 2005                             21,408             --
   Notes with interest payable semiannually at rates ranging
      from 1.2% to 4.5%, due in 2002 through 2016                              19,834             --
   Notes with interest payable semiannually at rates ranging
      from 2.1% to 2.9%, due in 2003 through 2017                              54,244             --
   Revolving notes with interest payable quarterly at 3.6% due in 2006         30,000             --
                                                                           ----------     ----------
Total owed to nonaffiliates                                                   175,856        211,956
                                                                           ----------     ----------
Total long-term debt                                                          175,856      1,041,202
Less current portion                                                           31,113         98,230
                                                                           ----------     ----------
                                                                           $  144,743     $  942,972
                                                                           ==========     ==========


          Pursuant to the transactions described in Note 2 above, TPG exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Preferred Stock with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes and warrants to purchase 16,666,667 shares of our common stock. We recorded the senior subordinated secured notes at their fair market value of 1 dollar. We will accrete this debt instrument up to its face value in six years. At December 31, 2001, the accreted value of this note was less than $1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




          We have a $150,000 five-year revolving credit facility with an affiliate of Citibank, N.A. TPG has guaranteed our obligations under this facility, and we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank revolving credit facility and the reimbursement agreement are secured by substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries. Our domestic subsidiaries have guaranteed our obligations under the Citibank revolving credit facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of our domestic subsidiaries. The interest rate under the Citibank revolving credit facility is LIBOR plus 1.5% or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and the Citibank prime rate) plus 0.5% per annum.

          Loans can be made under this credit facility subject to certain conditions and the following aggregate lending limitations:

     o    $50,000 at any time prior to January 1, 2002

     o    $75,000 at any time prior to April 1, 2002

     o    $100,000 at any time prior to July 1, 2002

     o    $125,000 at any time prior to October 1, 2002

     o    $150,000 at any time on or after October 1, 2002

          At December 31, 2001, we had drawn $30,000 against this credit facility.

          The Citibank revolving credit facility and the indenture for the senior subordinated secured notes contain certain covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. In the event that we were in violation of these covenants, the loan commitments under the revolving credit facility may terminate and the loans and accrued interest then outstanding under the facility and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

          We have long-term committed loan agreements of approximately $346,000 at December 31, 2001, of which approximately $226,000 is outstanding, assuming the $50,000 senior subordinated secured notes are valued at face value. We pay commitment fees of 1/2 of 1% on the unused portion of committed loan agreements.


          Interest expense related to long-term notes payable to affiliates was $0 for the period November 14 to December 31, 2001, $69,523 for the period January 1 to November 13, 2001, $72,929 in 2000, and $63,260 in 1999.

          The aggregate amounts of long-term debt maturing after December 31, 2001 are as follows:

 December 31,                  Face Value     Carrying Amount
                          ---------------     ---------------
 DOLLARS IN THOUSANDS
 2002                     $        31,113     $        31,113
 2003                              26,991              26,991
 2004                              39,314              39,314
 2005                               8,525               8,525
 2006                              37,817              37,817
 Thereafter                        82,096              32,096
                          ---------------     ---------------
                          $       225,856     $       175,856
                          ===============     ===============


          In October 1996, we entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O'Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2001 and 2000, $141,000 and $170,000 was outstanding relating to these bonds, respectively.

          The bonds were exchanged by the City of O'Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We have the option to purchase the machinery and equipment at the end of five years and the building and building improvements at the end of 10 years. The industrial revenue bonds bear interest at an annual rate of 6% and mature concurrent with the annual payments due under the terms of the lease.

          We have classified the leased assets as property, plant and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O'Fallon may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.


12: REDEEMABLE PREFERRED STOCK

          The Series A Cumulative Convertible Preferred Stock (Preferred Stock) has a stated value of $1,000 per share and is convertible into our common stock at a price of $2.25 per share. As a result of the restructuring transactions, 260,000 shares of the Preferred Stock were issued to TPG. We recorded the Preferred Stock at its fair value of 2 dollars. The Preferred Stock is redeemable at the option of the holders on or after November 13, 2009. Accordingly, the Preferred Stock will accrete up to its stated value over this eight-year period. After shareholder approval, holders of the Preferred Stock will be entitled to vote on all matters on which the common stockholders are entitled to vote.

          Stockholder approval is required in order for TPG to exercise certain of the voting and conversion provisions of the Preferred Stock. TPG has agreed not to convert any shares of Preferred Stock until our stockholders approve the issuance of the Preferred Stock and the common stock issuable on conversion of the Preferred Stock.

          Dividends on the Preferred Stock are payable at the rate of 10% per annum if paid in cash. If not declared and paid quarterly, dividends accumulate at 12% per annum and are payable in common stock upon conversion of the preferred or are payable in cash upon redemption of the Preferred Stock, a change in control of MEMC or a liquidation, dissolution, or winding up of MEMC. At December 31, 2001, the Preferred Stock had a liquidation value, including accrued but unpaid dividends, of $264,247.

          Upon any liquidation, dissolution or winding up of MEMC, before any distribution or payment is made to any common stockholder or the holder of any other equity security ranking junior to the Preferred Stock, the holders of the Preferred Stock will be paid a liquidation preference equal to:

     o if stockholder approval is obtained, $1,000 per share plus accrued and unpaid dividends, or

     o    if stockholder approval is not obtained, the greater of

          --   $1,000 per share plus accrued and unpaid dividends, and

          -- the amount that would be payable if the shares of Preferred Stock had already been converted into shares of MEMC common stock.

          After payment of the liquidation preference, holders of the Preferred Stock will not be entitled to any further participation in any distribution of assets by virtue of their ownership of the Preferred Stock.

          If upon any liquidation, winding up or dissolution of MEMC, our assets are insufficient to pay in full the amount due on the Preferred Stock, then the assets of MEMC will be distributed ratably among the holders of the Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




13: STOCKHOLDERS' EQUITY (DEFICIENCY)

     Preferred Stock

          We have 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock. The Series A Cumulative Convertible Preferred Stock has been designated by our Board of Directors as a new series of preferred stock. See Note 12 above for a further description of the Series A Cumulative Convertible Preferred Stock.

     Warrants

          Pursuant to the transactions described in Note 2 above, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their fair market value of less than 1 dollar. Stockholder approval is required for the exercise of the warrants. Assuming stockholder approval is obtained, the warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011.

     Common Stock

          Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock.

          We do not anticipate paying dividends on our common stock in the foreseeable future. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the Citibank revolving credit facility, the indenture for the senior subordinated secured notes, and the restructuring agreement between MEMC and TPG.

     1999 Private Placement

          On March 22, 1999, we sold 15,399,130 shares of common stock in a private placement to a subsidiary of E.ON for $6.89 per share. The $106,000 net proceeds were used to repay $100,000 of debt from E.ON under revolving credit agreements, with the balance used for general corporate purposes.

     1999 Rights Offering

          On April 16, 1999, we sold 13,628,446 shares of common stock for $6.89 per share through a rights offering. The $91,000 net proceeds were used to repay $90,000 of debt from E.ON under revolving credit agreements, and the balance was used for general corporate purposes.

     Treasury Stock

          Prior to the transactions described in Note 2 above, treasury stock was valued at cost. Effective November 14, 2001, we wrote down the carrying value of our treasury stock as a result of the push-down of TPG's nominal basis in MEMC.

     Stock-Based Compensation

          We have equity incentive plans that provide for the award of incentive and non-qualified stock options, restricted stock and performance shares. Total shares authorized for grant under the 1995 plan and the 2001 plan are 7,197,045 and 7,000,000, respectively. Non-qualified stock options to employees have typically been granted on January 1 and vested at a rate of 25% annually over four years. Non-qualified stock options to non-employee directors have also typically been granted on January 1 but vested at a rate of 33 1/3% annually over three years. The maximum term of each option is 10 years. In 1999, restricted shares totaling 21,692 expired. We recognized compensation cost totaling $(601) for these awards in 1999.

          The exercise price of stock options granted has historically equaled the market price on the date of the grant. There is no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

          We apply Opinion 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for non-qualified stock options granted under the plans. Had compensation cost been determined for our non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," we would have reported the following amounts indicated below:

                                                                                   Predecessor
                                                                 ------------------------------------------------
                                                November 14         January 1
                                                    through           through             Year ended December 31,
                                               December 31,      November 13,      ------------------------------
                                                       2001              2001              2000              1999
                                               ------------      ------------      ------------      ------------
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net loss allocable to common stockholders:
   As reported                                 $    (33,644)     $   (489,025)     $    (43,390)     $   (151,481)
   Pro forma                                        (33,930)         (491,025)          (44,863)         (154,149)
Basic loss per share:
   As reported                                 $      (0.48)     $      (7.03)     $       (.62)     $      (2.43)
   Pro forma                                          (0.49)            (7.05)             (.64)            (2.48)
Diluted loss per share:
   As reported                                 $      (0.48)     $      (7.03)     $       (.62)     $      (2.43)
   Pro forma                                          (0.49)            (7.05)             (.64)            (2.48)
                                               ============      ============      ============      ============


     We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:

                                             2001          2000          1999
                                         --------      --------      --------
Risk-free interest rate                       4.9%          6.7%          4.8%
Expected stock price volatility              76.4%         77.1%         57.6%
Expected term until exercise (years)            6             6             6
Expected dividends                            0.0%          0.0%          0.0%
                                         ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



The following table summarizes the activity for the plans:

                                                                 Weighted-   Weighted-Average
                                                                  Average       Fair Value of
                                              Shares         Option Price     Options Granted
                                     ---------------      ---------------    ----------------
Year ended December 31, 2001:
Outstanding at beginning of year           2,697,784      $         15.25
Granted                                      609,600                 9.44     $          6.60
Exercised                                         --                   --
Canceled                                    (331,204)               18.38
                                     ---------------      ---------------
Outstanding at end of year                 2,976,180      $         13.71
                                     ===============      ===============
Options exercisable at year end            1,686,655      $         16.02
                                     ===============      ===============

Year ended December 31, 2000:
Outstanding at beginning of year           2,325,744      $         16.61
Granted                                      668,000                12.46     $          8.68
Exercised                                    (78,600)               12.18
Canceled                                    (217,360)               22.30
                                     ---------------      ---------------
Outstanding at end of year                 2,697,784      $         15.25
                                     ===============      ===============
Options exercisable at year end            1,596,343      $         17.56
                                     ===============      ===============

Year ended December 31, 1999:
Outstanding at beginning of year           1,773,174      $         20.11
Granted                                      687,700                 8.68     $          5.10
Exercised                                    (21,200)               15.12
Canceled                                    (113,930)               23.53
                                     ---------------      ---------------
Outstanding at end of year                 2,325,744      $         16.61
                                     ===============      ===============
Options exercisable at year end            1,396,428      $         19.75
                                     ===============      ===============

The table below summarizes information concerning options outstanding at

December 31, 2001:
                                              Options Outstanding               Options Exercisable
                   ----------------------------------------------     -----------------------------
                                       Weighted-
                                         Average        Weighted-                         Weighted-
                                       Remaining          Average                           Average
Range of                 Number      Contractual         Exercise           Number         Exercise
Exercise Prices     Outstanding             Life            Price      Exercisable            Price
                   ------------     ------------     ------------     ------------     ------------

$24.00                  310,380        3.5 years     $      24.00          310,380     $      24.00
$32.63 - 49.50           69,900        4.1 years            33.37           69,900            33.37
$22.50 - 29.00          104,650        5.0 years            22.56          104,650            22.56
$3.13 - 15.25           663,800        6.0 years            15.02          570,200            15.04
$6.00 - 19.06           610,350        7.0 years             8.71          414,200             8.69
$7.44 - 20.12           623,600        8.1 years            12.48          217,325            12.42
$2.24 - 11.74           593,500        9.0 years             9.43               --               --
                   ------------     ------------     ------------     ------------     ------------
                      2,976,180        6.9 years     $      13.71        1,686,655     $      16.02
                   ============     ============     ============     ============     ============

14: LOSS PER SHARE

          The numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the Preferred Stock would have been antidilutive. For all periods, the Preferred Stock, the warrants, and the options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

          In January 2002 we granted options to purchase 2,983,150 shares of common stock at $1.50 per share. The majority of these options will vest ratably over four years. Since these options were issued below the market price of our common stock on the date of issuance, we will recognize compensation expense of approximately $6,000 using an accelerated method over the four-year vesting period.

          In January 2002 we also granted options to purchase 1,237,500 shares of our common stock at $3.55 per share. These options will vest 100% on the seven year anniversary of the grant date, but could vest earlier if MEMC achieves certain financial targets. In general, there is no compensation expense associated with these options as the option price approximated the market price of our common stock on the date of issuance. For options issued to certain employees, variable accounting is appropriate and we will recognize compensation expense, using an accelerated method, based on the market price of our common stock.


15: INCOME TAXES

          Losses before income taxes, equity in income (loss) of joint ventures and minority interests consists of the following:

                                                                     Predecessor
                                              ---------------------------------------------------------
                            November 14            January 1
                                through              through                    Year ended December 31,
                            December 31,         November 13,      ------------------------------------
                                    2001                 2001                 2000                 1999
                         ---------------      ---------------      ---------------      ---------------
DOLLARS IN THOUSANDS
U.S.                     $       (33,001)     $      (262,846)     $      (126,651)     $      (213,138)
Foreign                           (3,017)               3,180               48,824                  490
                         ---------------      ---------------      ---------------      ---------------
                         $       (36,018)     $      (259,666)     $       (77,827)     $      (212,648)
                         ===============      ===============      ===============      ===============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




          Income tax (benefit) expense consists of the following:

                                                Current          Deferred             Total
                                           ------------      ------------      ------------
DOLLARS IN THOUSANDS
November 14 through December 31, 2001:
   U.S. federal                            $        335      $         --      $        335
   State and local                                  398                --               398
   Foreign                                           69               774               843
                                           ------------      ------------      ------------
                                           $        802      $        774      $      1,576
                                           ============      ============      ============

January 1 through November 13, 2001:
   U.S. federal                            $     (6,726)     $    228,643      $    221,917
   State and local                                  111            10,382            10,493
   Foreign                                        6,698               244             6,942
                                           ------------      ------------      ------------
                                           $         83      $    239,269      $    239,352
                                           ============      ============      ============

Year ended December 31, 2000:
   U.S. federal                            $      1,228      $    (32,447)     $    (31,219)
   State and local                                  786            (2,819)           (2,033)
   Foreign                                       16,705            (4,466)           12,239
                                           ------------      ------------      ------------
                                           $     18,719      $    (39,732)     $    (21,013)
                                           ============      ============      ============

Year ended December 31, 1999:
   U.S. federal                            $        570      $    (70,156)     $    (69,586)
   State and local                                  914               895             1,809
   Foreign                                        2,152              (296)            1,856
                                           ------------      ------------      ------------
                                           $      3,636      $    (69,557)     $    (65,921)
                                           ============      ============      ============

          Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to loss before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:

                                                                                      Predecessor
                                                                    ------------------------------------------------
                                                  November 14         January 1
                                                      through           through               Year ended December 31,
                                                  December 31,      November 13,      ------------------------------
                                                          2001              2001              2000              1999
                                                  ------------      ------------      ------------      ------------
DOLLARS IN THOUSANDS
Income tax at federal statutory rate              $    (12,607)     $    (90,883)     $    (27,240)     $    (74,427)
Increase (reduction) in income taxes:
   Change in the valuation allowance
      for deferred tax asset                            11,009           321,594           (13,642)           (1,622)
   Foreign tax differences                                  78            10,681            20,787             5,976
   State income taxes, net of federal benefit              258             6,821            (1,321)            1,176
   Asset revaluation--foreign subsidiaries                (330)           (8,178)               --                --
   Investment incentives                                 1,450               (43)             (714)             (660)
   Other, net                                            1,718              (640)            1,117             3,636
                                                  ------------      ------------      ------------      ------------
                                                  $      1,576      $    239,352      $    (21,013)     $    (65,921)
                                                  ============      ============      ============      ============

          The tax effects of the major items recorded as deferred tax assets and liabilities are:

December 31,                                           2001            2000
                                                  ----------      ----------
DOLLARS IN THOUSANDS
Deferred tax assets:
 Inventories                                      $    9,510      $    7,421
 Expense accruals                                     29,562          41,609
 Property, plant and equipment                       197,809              --
 Pension, medical and other employee benefits         39,542          37,332
 Net operating loss carryforwards                    277,903         285,768
 Investment tax credit carryforwards                      --           1,456
 Alternative minimum tax credit carryforwards          3,760           3,760
 Other                                                 2,813           1,325
                                                  ----------      ----------
  Total gross deferred tax assets                    560,899         378,671
 Less valuation allowance                           (522,943)        (37,104)
                                                  ----------      ----------
  Net deferred tax assets                             37,956         341,567
                                                  ----------      ----------
Deferred tax liabilities:
 Property, plant and equipment                            --         (88,160)
 Other                                                (8,242)        (18,857)
                                                  ----------      ----------
  Total deferred tax liabilities                      (8,242)       (107,017)
                                                  ----------      ----------
  Net deferred tax assets                         $   29,714      $  234,550
                                                  ==========      ==========

          During the second and third quarters of 2001, we reevaluated the conditions surrounding our ability to use our tax loss carryforwards under Internal Revenue Code (IRC) Section 382 and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards. As a result, we increased our valuation allowance related to deferred tax assets in the amount of $294,000. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

          Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the balance sheet:

December 31,                                               2001              2000
                                                   ------------      ------------
DOLLARS IN THOUSANDS
Current deferred tax assets (liabilities), net     $       (345)     $     13,450
Noncurrent deferred tax assets, net                      30,059           221,100
                                                   ------------      ------------
                                                   $     29,714      $    234,550
                                                   ============      ============


          Our net operating loss carryforwards at December 31, 2001 were $711,562. We also have alternative minimum tax credit carryforwards available of $3,760.

          Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Note 2 above. We believe that a significant majority of our U.S. net operating loss carryforwards will be utilized or applied to reduce our tax attributes, under IRC Section 108(b), as a result of the transactions with TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2001, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


          Push down accounting as described in Note 2 above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.


16: BENEFIT PLANS

          Our defined benefit plan covers most U.S. employees. Benefits for this plan are based on years of service and qualifying compensation during the final years of employment.

          We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances.

          Our health care plan provides postretirement medical benefits to full-time U.S. employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance.

          Pursuant to the change in majority ownership as discussed in Note 2 above, effective as of November 14, 2001, we revalued our pension and postretirement related liabilities to their fair market values to reflect the push-down of TPG's nominal basis in MEMC. Planned changes in provisions of the pension and postretirement plans, as well as curtailments resulting from reductions in the workforce and plan amendments, were contemplated in determining the fair market values of these liabilities, including the following:

     o The defined benefit plan has been amended to discontinue future benefit accruals for certain participants. In addition, no new participants will be added to the plan.

     o The nonqualified plan has been amended to discontinue future benefit accruals.

     o The health care plan has been amended to discontinue eligibility for certain participants. In addition, no new participants will be added to the plan.

          We expect that expenses related to our benefit plans will be reduced in the future as a result of these plan amendments.

     Net periodic pension cost consists of the following:

                                               Pension Plans                          Health Care Plan
                                   ------------------------------------      ------------------------------------
Year ended December 31,                2001          2000          1999          2001          2000          1999
                                   --------      --------      --------      --------      --------      --------
DOLLARS IN THOUSANDS
Service cost                       $  7,067      $  6,240      $  7,807      $  1,280      $  1,383      $  1,435
Interest cost                         9,982         8,977         8,769         3,811         3,693         3,333
Expected return on plan assets       (8,186)       (7,436)       (6,523)           --            --            --
Amortization of service costs           484           579           393          (690)         (707)         (707)
Net actuarial loss/(gain)               360           110           770          (151)         (163)           54
Curtailment loss recognized           1,890            --           428            67            --            --
                                   --------      --------      --------      --------      --------      --------
   Net periodic benefit cost       $ 11,597      $  8,470      $ 11,644      $  4,317      $  4,206      $  4,115
                                   ========      ========      ========      ========      ========      ========

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

                                                                      Pension Plans              Health Care Plan
                                                           ------------------------      ------------------------
                                                                2001           2000           2001           2000
                                                           ---------      ---------      ---------      ---------
DOLLARS IN THOUSANDS
Change in benefit obligation:
   Benefit obligation, beginning                           $ 121,783      $ 127,809      $  50,012      $  47,122
   Service cost                                                7,067          6,252          1,280          1,383
   Interest cost                                               9,983          8,977          3,811          3,693
   Amendments                                                  5,364          1,520             --             --
   Actuarial (gain)/loss                                      20,040        (10,130)         1,546            (17)
   Benefits paid                                              (8,928)       (12,645)        (3,357)        (2,169)
   Curtailments                                               (1,185)            --          2,640             --
                                                           ---------      ---------      ---------      ---------
Benefit obligation as of measurement date                    154,124        121,783         55,932         50,012
                                                           ---------      ---------      ---------      ---------
Change in plan assets:
   Fair value of plan assets, beginning                      104,074         94,485             --             --
   Actual return on plan assets                               (8,607)        10,267             --             --
   Employer contributions                                      2,961         11,967          3,357          2,169
   Benefits paid                                              (8,928)       (12,645)        (3,357)        (2,169)
                                                           ---------      ---------      ---------      ---------
Fair value of plan assets as of measurement date              89,500        104,074             --             --
                                                           ---------      ---------      ---------      ---------
   Funded status                                             (64,624)       (17,709)       (55,932)       (50,012)
   Unrecognized prior service cost                             3,612          5,857             --         (7,080)
   Unrecognized net actuarial (gain)/loss                     21,895        (13,878)            --         (5,281)
   Fourth quarter contribution                                 5,301          1,874            536             --
   Purchase accounting                                       (13,051)            --          4,522             --
                                                           ---------      ---------      ---------      ---------
Accrued benefit cost at December 31                        $ (46,867)     $ (23,856)     $ (50,874)     $ (62,373)
                                                           =========      =========      =========      =========
Amounts recognized in statement of financial position:
   Accrued benefit liability                               $ (42,474)     $ (28,021)     $ (55,932)     $ (62,373)
   Fourth quarter contribution                                 5,301          1,874            536             --
   Intangible asset                                              393            489             --             --
   Accumulated other comprehensive income                      2,964          1,802             --             --
   Purchase accounting                                       (13,051)            --          4,522             --
                                                           ---------      ---------      ---------      ---------
      Accrued pension expense                              $ (46,867)     $ (23,856)     $ (50,874)     $ (62,373)
                                                           =========      =========      =========      =========

          Pension plan assets are invested primarily in insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

          Information regarding pension plans with accumulated benefit obligations in excess of plan assets as of December 31 is as follows:

                                       2001         2000
                                   --------     --------
DOLLARS IN THOUSANDS
Projected benefit obligation       $138,347     $  6,602
Accumulated benefit obligation      126,163        5,371
Fair value of plan assets            92,513          638
                                   ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA





          We recognized the curtailments related to the closure of the small diameter line at MEMC Southwest, Inc. and the reductions in workforce during 2001.

          The following is a table of the actuarial assumptions:

                                        Pension Plans             Health Care Plan
                                   ----------------------      ----------------------
                                       2001          2000          2001          2000
                                   --------      --------      --------      --------
Weighted-average assumptions:
 Discount rate                         7.25%         7.75%         7.25%         7.75%
 Expected return on plan assets        8.00%         8.00%           NA            NA
 Rate of compensation increase         4.50%         4.50%         4.50%         4.50%
                                   ========      ========      ========      ========

          An average increase of 10.25% in the cost of health care benefits was assumed for 2001. The rate was assumed to decrease 1% per year to 5.25% in 2006 and to remain at that level thereafter.

          Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2001:


                                              1% Increase    1% Decrease
                                              -----------    -----------
DOLLARS IN THOUSANDS
Total service and interest cost components     $       46     $      (45)
Postretirement benefit obligation                     188           (184)
                                               ==========     ==========


          We also have pension plans for our foreign subsidiaries. The aggregate pension expense and liability for these plans are not material to the consolidated financial statements.


17: RETIREMENT SAVINGS PLAN

          We sponsor a defined contribution plan under Section 401(k) of the IRC covering all U.S. salaried and hourly employees. Our contributions included in results of operations totaled $3,140, $3,633, and $3,618 for 2001, 2000, and 1999, respectively.


18: COMMITMENTS AND CONTINGENCIES

          We lease buildings, equipment and automobiles under operating leases. Rental expense was $8,320, $17,607, and $24,062 in 2001, 2000, and 1999,
     respectively. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2001:

DOLLARS IN THOUSANDS
2002                                                                  $ 6,945
2003                                                                    2,980
2004                                                                    1,849
2005                                                                    1,029
Thereafter                                                                 --
                                                                      -------
                                                                      $12,803
                                                                      =======

19: GEOGRAPHIC SEGMENTS

          We are engaged in one reportable segment--the design, manufacture and sale of silicon wafers for the semiconductor industry.

          Geographic financial information is as follows:

Net Sales to Customers:
DOLLARS IN THOUSANDS

     2001                                                  2000                                  1999

United States                                       United States                         United States
$237,049                                            $411,222                              $359,020
Japan                                               Japan                                 Japan
$78,080                                             $125,903                              $89,281
Korea                                               Korea                                 Korea
$125,427                                            $80,701                               $36,153
Italy                                               Italy                                 Italy
$26,525                                             $30,828                               $21,815
Other Foreign                                       Other Foreign                         Other Foreign
Countries                                           Countries                             Countries
$150,772                                            $222,983                              $187,325
Total:                                              Total:                                Total:
$617,853                                            $871,637                              $693,594

Long-lived Assets:
DOLLARS IN THOUSANDS

     2001                                                  2000                                  1999

United States                                       United States                         United States
$158,881                                            $744,172                              $837,068
Japan                                               Japan                                 Japan
$37,023                                             $184,386                              $231,187
Korea                                               Korea                                 Korea
$9,800                                              $190,157                              $56,060
Italy                                               Italy                                 Italy
$27,929                                             $96,378                               $107,310
Other Foreign                                       Other Foreign                         Other Foreign
Countries                                           Countries                             Countries
$21,612                                             $61,468                               $53,912
Total:                                              Total:                                Total:
$255,245                                            $1,276,561                            $1,285,537

          Net sales are attributed to countries based on the location of the customer. Investments in joint ventures are presented based on the countries in which they are located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


20: UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                                                       October 1       November 14
                                                                                                         through           through
                                                     First            Second             Third      November 13,      December 31,
2001                                               Quarter           Quarter           Quarter              2001              2001
                                              ------------      ------------      ------------      ------------      ------------

DOLLARS IN THOUSANDS,EXCEPT SHARE DATA
Net sales                                     $    219,834      $    156,857      $    120,744      $     61,572      $     58,846
Gross margin                                        27,766           (16,772)          (34,728)          (16,023)          (11,731)
Loss before equity in income (loss) of
joint ventures and minority interests              (17,817)         (360,234)          (71,229)          (49,738)          (37,594)
Equity in income (loss) of joint ventures              249               217                (9)              (16)           (2,822)
Minority interests                                       1             4,695             3,796             1,060            11,019
Net loss allocable to common stockholders          (17,567)         (355,322)          (67,442)          (48,694)          (33,644)
Basic loss per share                                  (.25)            (5.10)             (.97)             (.71)             (.48)
Diluted loss per share                                (.25)            (5.10)             (.97)             (.71)             (.48)
Market price:
High                                               11.9000            8.8500            7.6000            3.5900            4.9900
Low                                                 5.8100            5.9400            1.0500            1.6500            3.1000
                                              ============      ============      ============      ============      ============

                                                              First            Second             Third            Fourth
2000                                                        Quarter           Quarter           Quarter           Quarter
                                                       ------------      ------------      ------------      ------------
DOLLARS IN THOUSANDS,EXCEPT SHARE DATA

Net sales                                              $    193,089      $    200,516      $    222,800      $    255,232
Gross margin                                                 14,004            25,888            37,189            51,894
Loss before equity in income (loss) of
joint ventures and minority interests                       (26,867)          (17,373)           (9,103)           (3,471)
Equity in income (loss) of joint ventures                    (1,073)            1,789             6,747             7,201
Minority interests                                              601                74                75            (1,990)
Net income (loss) allocable to common stockholders          (27,339)          (15,510)           (2,281)            1,740
Basic earnings (loss) per share                                (.39)             (.22)             (.03)              .02
Diluted earnings (loss) per share                              (.39)             (.22)             (.03)              .02
Market price:
High                                                        24.1875           19.9375           19.5000           14.1250
Low                                                         10.5000           13.0625           12.7500            6.2500
                                                       ============      ============      ============      ============

INDEPENDENT AUDITORS' REPORT





The Board of Directors
MEMC Electronic Materials, Inc.:

          We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (MEMC) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001 and for each of the years in the two-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001 and for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 2 to the Consolidated Financial Statements, MEMC's former majority shareholder divested its interests in MEMC to an unaffiliated investor group. The transaction has been accounted for as a purchase, and the investor group's basis in MEMC has been pushed-down to the MEMC accounting records creating a new basis of accounting, effective November 13, 2001. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.



     St. Louis, Missouri
     March 1, 2002

STOCKHOLDERS' INFORMATION




CORPORATE OFFICE                                                         FINANCIAL INFORMATION
   MEMC Electronic Materials, Inc.                                          MEMC maintains a home page on the Internet
   501 Pearl Drive (City of O'Fallon)                                       at www.memc.com where we publish informa-
   St. Peters, Missouri 63376                                               tion, including earnings releases, other news
   (636) 474-5000                                                           releases, significant corporate disclosures and
                                                                            the names of securities analysts who issue
TRANSFER AGENT AND REGISTRAR                                                research on MEMC.
   Computershare Investor Services, L.L.C.
   2 North LaSalle Street                                                INDEPENDENT AUDITORS
   P. O. Box A3504                                                          KPMG LLP
   Chicago, Illinois 60690-3504                                             10 South Broadway, Suite 900
   (312) 360-5433                                                           St. Louis, Missouri 63102
   www.computershare.com
                                                                         INVESTOR RELATIONS
STOCKHOLDER INQUIRIES                                                       Stockholders, securities analysts, investment pro-
   Inquiries regarding address corrections, lost cer-                       fessionals and prospective investors should
   tificates, changes of registration, stock certificate                    direct their inquiries to:
   holdings and other stockholder account matters                           MEMC Electronic Materials, Inc.
   should be directed to MEMC's transfer agent,                             Investor Relations Department
   Computershare Investor Services, L.L.C., at the                          501 Pearl Drive (City of O'Fallon)
   address or phone number above.                                           St. Peters, Missouri 63376
                                                                            Tel: (636) 474-5443
COMMON STOCK LISTING                                                        Fax: (636) 474-5158
   MEMC's common stock is traded on the New                                 E-mail: invest@memc.com
   York Stock Exchange under the symbol "WFR".
   On December 31, 2001, the last business day                           MANUFACTURING FACILITIES
   of the year, the Company had 479 stockholders                            Chonan, South Korea
   of record.                                                               Hsinchu, Taiwan
                                                                            Kuala Lumpur, Malaysia
FORM 10-K                                                                   Merano, Italy
   Stockholders may obtain a copy of MEMC's                                 Novara, Italy
   Annual Report on Form 10-K and related finan-                            Pasadena, Texas
   cial statement schedules for the year ended                              Sherman, Texas
   December 31, 2001, filed with the Securities                             St. Peters, Missouri
   and Exchange Commission, by writing MEMC's                               Utsunomiya, Japan
   Investor Relations Department or by calling
   (636) 474-5443.


MEMC TECHNOLOGY IS BUILT ON US, Technology Is Built On Us, MDZ, and Magic Denuded Zone and their related trademark designs and logotypes are registered trademarks and OPTIA, AEGIS, and ADVANTA and their related trademark designs and logotypes are trademarks of MEMC Electronic Materials, Inc.