Form 10-K/A, Exhibit 13
period 2001-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2002-05-10
CIK 945436

                                                                      EXHIBIT 13



FIVE YEAR SELECTED FINANCIAL HIGHLIGHTS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                           Predecessor
                                                 ------------------------------------------------------------------------------
                                November 14         January 1
                                    through           through                           Year ended December 31,
                               December 31,      November 13,      ------------------------------------------------------------
                                       2001(1)           2001(1)           2000           1999           1998              1997
                               ------------      ------------      ------------   ------------   ------------      ------------
Statement of Operations Data:
Net sales                      $     58,846      $    559,007      $    871,637   $    693,594   $    758,916      $    986,673
Gross margin                        (11,731)          (39,757)          128,975        (10,335)       (31,829)          124,759
Marketing and administration          7,973            61,747            69,182         63,613         73,515            70,715
Research and development              7,535            58,149            72,155         85,019         81,591            64,457
Restructuring costs                   2,971(2)         29,511(2)             --         (5,747)       146,324(3)             --
Operating loss                      (30,210)         (189,164)          (12,362)      (153,220)      (333,259)          (10,413)
Equity in income (loss)
   of joint ventures                 (2,822)              441            14,664         (9,659)       (43,496)            5,480
Net loss allocable to
   common stockholders              (33,644)         (489,025)          (43,390)      (151,481)      (316,332)           (4,513)
Basic loss per share                  (0.48)            (7.03)            (0.62)         (2.43)         (7.80)            (0.11)
Diluted loss per share                (0.48)            (7.03)            (0.62)         (2.43)         (7.80)            (0.11)
Shares used in basic loss
   per share computation         69,612,900        69,612,900        69,596,861     62,224,869     40,580,869        41,345,193
Shares used in diluted loss
   per share computation         69,612,900        69,612,900        69,596,861     62,224,869     40,580,869        41,345,193

Balance Sheet Data:
Working capital                      42,331                NA            54,280         50,528         19,716            17,671
Total assets                        549,334                NA         1,890,566      1,724,581      1,773,714         1,794,424
Long-term debt (including
   current portion of
   long-term debt)                  175,856                NA         1,041,202        886,096        873,680           519,995
Stockholders' equity
   (deficiency)                     (24,496)               NA           366,419        432,791        399,040           715,754

Other Data:
Capital expenditures                  6,995            42,842            57,812         49,256        194,610           372,416
Equity infusions in joint
   ventures                              --                --                --         12,052         25,533            10,638
Employment                            4,700                NA             7,000          6,000          6,300             8,000




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


(2) During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.


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


Approximately 38% of the decline in our 2001 net sales relates to one customer. Had MKC been included in our operating results for the entire year in 2000, approximately 27% of the decline in year-over-year net sales relates to this customer.


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


Our inventories decreased $44 million from the prior year to $70 million at December 31, 2001. The decrease is primarily due to lower anticipated sales in the first quarter of 2002 compared to the year-ago period and a concerted effort to manage our inventory levels, as well as to lower capitalized depreciation of approximately $12 million resulting from the lower property, plant and equipment values following push down accounting, as described in Company Overview above. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments increased to $17 million at December 31, 2001, compared to $11 million in 2000. Charges to cost of goods sold related to these inventory reserves totaled approximately $16 million in 2001. Our year-end inventories as a percentage of annualized fourth quarter net sales increased to 15% at December 31, 2001 from 11% at December 31, 2000. While we made concerted efforts to reduce our inventory levels in 2001, we were not able to reduce our inventory levels at the rapid pace of the decline in product volumes in 2001.


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


The Citibank revolving credit facility and the indenture for our senior subordinated secured notes contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. The minimum quarterly consolidated EBITDA covenant is negative $13.0 million, negative $10.0 million, zero, and positive $8.0 million in the first, second, third and fourth quarters of 2002, respectively. Thereafter, the minimum quarterly consolidated EBITDA covenant progressively increases to $25.0 million, $35.0 million, $44.0 million, $52.0 million and $60.0 million at the end of the last quarter of 2003, 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated backlog covenant is 30.0 million square inches (msi) in January 2002 and progressively increases to 38.0 msi, 53.0 msi, 63.0 msi, 74.0 msi, 81.0 msi and 92.0 msi in the last month of 2002, 2003, 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated revenues covenant is $34.0 million in January 2002 and progressively increases to $48.0 million, $56.0 million, $67.0 million, $76.0 million, $84.0 million and $92.0 million in the last month of 2002, 2003, 2004, 2005, 2006 and 2007, respectively. Finally, the maximum annual capital expenditures covenant is $45.0 million and $50.0 million for 2002 and 2003, respectively, and increases to $55.0 million for each of 2004 through 2007. In the event that we were in violation of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facility may terminate and the loans and accrued interest then outstanding under the facility and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

The $150 million Citibank revolving credit facility is guaranteed by TPG. The terms of the various guaranties are shorter than the term of the revolving credit facility. Certain affiliates of Texas Pacific Group have guaranteed 60% of our obligations under the revolving credit facility. The Texas Pacific Group guaranty terminates on December 21, 2003. TCW/Crescent Mezzanine Partners III, L.P. and certain of its affiliates have guaranteed 20% of our obligations under the revolving credit facility. The TCW/Crescent guaranty terminates on December 20, 2002. Finally, certain affiliates of Leonard Green & Partners, L.P. have guaranteed the remaining 20% of our obligations under the revolving credit facility. The Leonard Green guaranty terminates on December 20, 2002. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor's default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.


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


We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.


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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, goodwill will no longer be amortized over its useful life but will be subject to impairment tests at least annually or on an interim basis whenever circumstances occur indicating the goodwill might be impaired. Intangible assets with indefinite lives will be reclassified to goodwill and will be subjected to the same impairment test as goodwill. This impairment test will involve the identification of reporting units and assigning assets (including goodwill) and liabilities to those reporting units. If a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment would be recognized to the extent the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill.


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


We will adopt SFAS No. 142 as of January 1, 2002. We continued to amortize the carrying value of the existing goodwill and intangible assets through 2001. Upon adoption of SFAS No. 142, we will reassess the classification and estimated useful lives of existing intangible assets and goodwill. We do not expect the adoption of SFAS No. 142 to have a material impact on the financial statements of the company.


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

We do not believe the implementation of Statements No. 142, 143 and 144 will have a material effect on our financial condition or results of operations.

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
                                                           ============    ============    ============    ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



December 31,                                                             2001           2000
                                                                     ------------   ------------
ASSETS                                                               (Successor)    (Predecessor)

Current assets:
   Cash and cash equivalents                                         $    107,159   $     94,759
   Accounts receivable, less allowance for doubtful accounts of
      $3,341 and $3,089 in 2001 and 2000, respectively                     67,420        145,970
   Inventories                                                             69,947        114,357
   Deferred tax assets, net                                                    --         13,450
   Prepaid and other current assets                                        19,504         24,369
                                                                     ------------   ------------
      Total current assets                                                264,030        392,905
Property, plant and equipment, net                                        200,705      1,097,602
Investments in joint ventures                                              15,581         51,647
Goodwill, net of accumulated amortization of $736
   and $7,291 in 2001 and 2000, respectively                                3,761         45,733
Deferred tax assets, net                                                   30,059        221,100
Other assets                                                               35,198         81,579
                                                                     ------------   ------------
      Total assets                                                   $    549,334   $  1,890,566
                                                                     ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
   Short-term borrowings and current portion of long-term debt       $     75,873   $    127,782
   Accounts payable                                                        52,079         88,552
   Accrued liabilities                                                     49,958         59,372
   Deferred tax liabilities, net                                              345             --
   Customer deposits                                                       19,370         14,307
   Provision for restructuring costs                                       10,505          9,007
   Income taxes payable                                                     1,994         13,735
   Accrued wages and salaries                                              11,575         25,870
                                                                     ------------   ------------
      Total current liabilities                                           221,699        338,625
Long-term debt, less current portion                                      144,743        942,972
Pension and similar liabilities                                           100,804         91,786
Customer deposits                                                          25,373         42,456
Other liabilities                                                          25,881         33,895
                                                                     ------------   ------------
      Total liabilities                                                   518,500      1,449,734
                                                                     ------------   ------------
Minority interests                                                         51,083         74,413
Redeemable preferred stock:
   Preferred stock, $.01 par value, $1,000 stated value per share,
      260,000 and 0 shares issued and outstanding in 2001 and
      2000, respectively, liquidation value of $264,247
      at December 31, 2001                                                  4,247             --
Commitments and contingencies
Stockholders' equity (deficiency):
   Preferred stock, $.01 par value, 50,000,000 shares
      authorized, 260,000 and 0 issued and outstanding
      in 2001 and 2000, respectively,  (see above)                             --             --
   Common stock, $.01 par value, 200,000,000 shares authorized,
      70,542,105 issued in 2001 and 2000                                      705            705
   Additional paid-in capital                                               8,081        771,675
   Accumulated deficit                                                    (29,397)      (342,707)
   Accumulated other comprehensive income (loss)                              835        (46,234)
   Treasury stock: 929,205 shares in 2001 and 2000                         (4,720)       (17,020)
                                                                     ------------   ------------
      Total stockholders' equity (deficiency)                             (24,496)       366,419
                                                                     ------------   ------------
      Total liabilities and stockholders' equity (deficiency)        $    549,334   $  1,890,566
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

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
DOLLARS IN THOUSANDS


                                                                    Accumulated    Unearned                      Total       Total
                                         Additional                       Other  Restricted               Stockholders'     Compre-
                                 Common     Paid-in  Accumulated  Comprehensive       Stock    Treasury         Equity     hensive
                                  Stock     Capital      Deficit   Income (Loss)     Awards       Stock    (Deficiency)       Loss
                              ---------  ----------  -----------  -------------  ----------   ---------   ------------   ---------
Balance at December 31,1998   $     414   $ 574,188    $(147,836)     $ (10,581)  $    (125)  $ (17,020)     $ 399,040
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss                           --          --     (151,481)            --          --          --       (151,481)   (151,481)
  Net translation adjustment         --          --           --        (12,456)         --          --        (12,456)    (12,456)
  Minimum pension liability
    (net of $629 tax)                --          --           --            984          --          --            984         984
Stock plans, net                     --         354           --             --          --          --            354          --
Deferred compensation                --        (726)          --             --         125          --           (601)         --
Issuance of common stock            291     196,660           --             --          --          --        196,951          --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                  (162,953)
                                                                                                                         =========
Balance at December 31,1999         705     770,476     (299,317)       (22,053)         --     (17,020)       432,791
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss                           --          --      (43,390)            --          --          --        (43,390)    (43,390)
  Net translation adjustment         --          --           --        (24,640)         --          --        (24,640)    (24,640)
  Minimum pension liability
    (net of $293 tax)                --          --           --            459          --          --            459         459
Stock plans, net                     --       1,199           --             --          --          --          1,199          --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                   (67,571)
                                                                                                                         =========
Balance at December 31, 2000        705     771,675     (342,707)       (46,234)         --     (17,020)       366,419
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss, January 1 to
    November 13                      --          --     (489,025)            --          --          --       (489,025)   (489,025)
  Net translation adjustment         --          --           --         (2,203)         --          --         (2,203)     (2,203)
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                  (491,228)
                                                                                                                         =========
Balance at November 13, 2001        705     771,675     (831,732)       (48,437)         --     (17,020)      (124,809)
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------
Comprehensive loss:
  Net loss, November 14 to
    December 31                      --          --      (29,397)            --          --          --        (29,397)    (29,397)
  Net translation adjustment         --          --           --          6,952          --          --          6,952       6,952
Deferred compensation                --       2,647           --             --          --          --          2,647          --
Purchase accounting                  --    (761,994)     831,732         42,320          --      12,300        124,358          --
Cumulative preferred
  stock dividend                     --      (4,247)          --             --          --          --         (4,247)         --
                              ---------   ---------    ---------      ---------   ---------   ---------      ---------   ---------
Total comprehensive loss                                                                                                 $ (22,445)
                                                                                                                         =========
Balance at December 31, 2001  $     705   $   8,081    $ (29,397)     $     835   $      --   $  (4,720)     $ (24,496)
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

     (q) Contingencies


          We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.


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


          The Spartanburg, South Carolina facility has been written down to its estimated net realizable value of approximately $2,000. The closing of this facility was completed in the second quarter of 1999, and final product shipments were made from this facility in the third quarter of 1999. We continue to actively pursue a buyer for this facility.


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


                                                           /s/ KPMG LLP


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