Form 10-K/A, Exhibit 13
period 2001-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2002-05-28
CIK 945436

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


Approximately 38% of the decline in our 2001 net sales relates to one customer, Texas Instruments Incorporated. Had MKC been included in our operating results for the entire year in 2000, approximately 27% of the decline in year-over-year net sales relates to this customer.


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






Our research and development expenses decreased 8% in 2001 as compared to 2000. The decrease in reported expense was a result of continued controlled spending, as well as increased proceeds from the sale of wafers related to research and development activities not considered commercially viable, accordingly these proceeds were recorded as an offset to research and development expenses. We do not expect these types of proceeds to significantly reduce research and development expenses in future years.

Beginning in 2002, we moved our 300 millimeter operations from a pilot line to full-scale production. Consequently, beginning in 2002, 300 millimeter revenues and associated production costs will be presented in Net Sales and Cost of Goods Sold, respectively.

In 2000, research and development expenses declined by 15% to 8% of net sales. The decreased expenses were attributable to continued focus and spending control, coupled with increased proceeds from the sale of wafers related to research and development activities not considered commercially viable endeavors, which offset the research and development expenses. Since we provide technical assistance to MKC, MKC had no research and development expenses in 2000. Thus, research and development expenses were not impacted by the financial consolidation of MKC beginning in the 2000 fourth quarter.


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





Through the end of the 2001 first quarter, we continued to project positive taxable income to be able to fully utilize available deferred tax assets and net operating loss carryforwards prior to their expiration dates. At that time, E.ON AG committed to provide us with an additional $50 million credit facility in the event we were unable to secure additional financing from third parties. We believed that our market position, product portfolio, and improving cost position, together with outside industry analysts' projected long-term silicon wafer industry growth, supported the valuation of the deferred tax assets.

In the second quarter of 2001, we understood that E.ON was engaged in discussions with a possible purchaser of E.ON's interest in MEMC. We also understood that the discussions between E.ON and the potential purchaser would not culminate in an immediate transaction, but that negotiations were ongoing. Meanwhile, our liquidity and cash flow were being negatively impacted by our operating losses caused by excess capacity and declining prices and by increasing interest expense. At that time, we believed that cash generated from operations, together with the liquidity provided by existing cash balances and credit facilities would be sufficient to satisfy commitments for capital expenditures, repayment of current maturities of long-term debt and other cash requirements only through the third quarter of 2001.

As a result, we reevaluated the conditions surrounding the ability to use our tax loss carryforwards and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards and to increase our valuation allowance related to deferred tax assets in the amount of $289 million. In making these determinations, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

In the 2001 third and fourth quarters, we did not recognize additional tax benefits from net operating loss carryfowards.



Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Company Overview above. We believe that a significant majority of our U.S. net operating loss carryforwards will be utilized or applied to reduce tax attributes, under IRC Section 108(b), as a result of the transaction with TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. As result, in the 2001 fourth quarter, MEMC increased its valuation allowance related to deferred tax assets in the amount of $172 million.




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






Through the end of the 2001 first quarter, we continued to project positive taxable income to be able to fully utilize available deferred tax assets and net operating loss carryforwards prior to their expiration dates. At that time, E.ON AG committed to provide us with an additional $50 million credit facility in the event we were unable to secure additional financing from third parties. We believed that our market position, product portfolio, and improving cost position, together with outside industry analysts' projected long-term silicon wafer industry growth, supported the valuation of the deferred tax assets.

In the second quarter of 2001, we understood that E.ON was engaged in discussions with a possible purchaser of E.ON's interest in MEMC. We also understood that the discussions between E.ON and the potential purchaser would not culminate in an immediate transaction, but that negotiations were ongoing. Meanwhile, our liquidity and cash flow were being negatively impacted by our operating losses caused by excess capacity and declining prices and by increasing interest expense. At that time, we believed that cash generated from operations, together with the liquidity provided by existing cash balances and credit facilities would be sufficient to satisfy commitments for capital expenditures, repayment of current maturities of long-term debt and other cash requirements only through the third quarter of 2001.

As a result, we reevaluated the conditions surrounding the ability to use our tax loss carryforwards and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards and to increase our valuation allowance related to deferred tax assets in the amount of $289 million. In making these determinations, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

In the 2001 third and fourth quarters, we did not recognize additional tax benefits from net operating loss carryfowards.



Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Company Overview above. We believe that a significant majority of our U.S. net operating loss carryforwards will be utilized or applied to reduce tax attributes, under IRC Section 108(b), as a result of the transaction with TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. As result, in the 2001 fourth quarter, MEMC increased its valuation allowance related to deferred tax assets in the amount of $172 million.


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

Revenue Recognition


We record revenue from product sales when the goods are shipped and title passes to the customer. Our silicon wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished silicon wafers meet the customer's specifications before the product is shipped. Proceeds from the sale of wafers related to research and development activities not considered commercially viable are not included in Net Sales. Instead, these types of proceeds offset research and development expenses. Such proceeds totaled $22 million, $9 million and $2 million, respectively, in 2001, 2000 and 1999.

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

          To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG's investment in MEMC, negative goodwill to be allocated of approximately $983,000 was generated. The negative goodwill was then allocated to the amounts that otherwise would have been recorded to goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment. The fair market value of assets and liabilities was determined as follows:


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


     Negative goodwill was allocated, on a pro rata basis, between property, plant and equipment, investments in joint ventures, goodwill and other intangible assets. Negative goodwill was allocated further to individual assets within property, plant and equipment using the estimated depreciated replacement cost. The process of allocating negative goodwill also created new deferred tax assets. To the extent we believed it was more likely than not that the benefit of these deferred tax assets would not be realized, a valuation allowance was established. To the extent a net deferred tax asset was recognized, it resulted in a further reduction to the new carrying amount of property, plant and equipment. As a result of this entire process, net deferred tax assets were increased by approximately $34,000, while the carrying amounts of property, plant and equipment and investments in joint ventures were reduced by approximately $983,000 and $94,000 respectively.


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

     (l) Revenue Recognition


     We record revenue from product sales when the goods are shipped and title passes to the customer. Our silicon wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished silicon wafers meet the customer's specifications before the product is shipped. Proceeds from the sale of wafers related to research and development activities not considered commercially viable are not included in Net Sales. Instead, these types of proceeds offset research and development expenses. Such proceeds totaled $22,000, $9,000 and $2,000, respectively, in 2001, 2000 and 1999.


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
                                                  ==========      ==========





          Through the end of the 2001 first quarter, we continued to project positive taxable income to be able to fully utilize available deferred tax assets and net operating loss carryforwards prior to their expiration dates. At that time, E.ON AG committed to provide us with an additional $50,000 credit facility in the event we were unable to secure additional financing from third parties. We believed that our market position, product portfolio, and improving cost position, together with outside industry analysts' projected long-term silicon wafer industry growth, supported the valuation of the deferred tax assets.

          In the second quarter of 2001, we understood that E.ON was engaged in discussions with a possible purchaser of E.ON's interests in MEMC. We also understood that the discussions between E.ON and the potential purchaser would not culminate in an immediate transaction, but that negotiations were ongoing. Meanwhile, our liquidity and cash flow were being negatively impacted by our operating losses caused by excess capacity and declining prices and by increasing interest expense. At that time, we believed that cash generated from operations, together with the liquidity provided by existing cash balances and credit facilities would be sufficient to satisfy commitments for capital expenditures, repayment of current maturities of long-term debt and other cash requirements only through the third quarter of 2001.

          As a result, we re-evaluated the conditions surrounding the ability to use our tax loss carryforward and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards and to increase our valuation allowance related to deferred tax assets in the amount of $289,000. In making these determinations, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

          In the 2001 third and fourth quarters, we did not recognize additional tax benefits from operating loss carryforwards.


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


          Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Note 2 above. We believe that a significant majority of our U.S. net operating loss carryforwards will be utilized or applied to reduce our tax attributes, under IRC Section 108(b), as a result of the transactions with TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. As a result, in the 2001 fourth quarter, MEMC increased its valuation allowance related to deferred tax assets in the amount of $172,000. Accordingly, as of December 31, 2001, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

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