Form 10-K/A, Exhibit 13
period 2001-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2002-06-06
CIK 945436

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

     Negative goodwill was allocated, on a pro rata basis, between property, plant and equipment, investments in joint ventures, goodwill and other intangible assets. Negative goodwill was allocated further to individual assets within property, plant and equipment using the estimated depreciated replacement cost. The process of allocating negative goodwill also created new deferred tax assets. To the extent we believed it was more likely than not that the benefit of these deferred tax assets would not be realized, a valuation allowance was established. To the extent a net deferred tax asset was recognized, it resulted in a further reduction to the new carrying amount of property, plant and equipment. As a result of this entire process, net deferred tax assets were increased by approximately $34,000, while the carrying amounts of property, plant and equipment and investments in joint ventures were reduced by approximately $983,000 and $34,000 respectively.

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