Form 10-K, Exhibit 13
period 2002-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2003-03-21
CIK 945436

EXHIBIT 13

FIVE YEAR SELECTED FINANCIAL HIGHLIGHTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

			Predecessor
	Year ended Dec. 31, 2002	Nov.14 through Dec. 31, 2001(1)	Jan.1 through Nov. 13, 2001(1)	Year ended December 31,
				2000	1999	1998
Statement of Operations Data:
Net sales	$687,180	$58,846	$559,007	$871,637	$693,594	$758,916
Gross margin	173,458	(11,731)	(39,757)	128,975	(10,335)	(31,829)
Marketing and administration	65,786	7,973	61,747	69,182	63,613	73,515
Research and development	27,423	7,535	58,149	72,155	85,019	81,591
Restructuring costs	15,300 (2)	2,971 (3)	29,511 (3)	—	(5,747)	146,324 (4)
Operating income (loss)	64,949	(30,210)	(189,164)	(12,362)	(153,220)	(333,259)
Equity in income (loss) of joint ventures	1,239	(2,822)	441	14,664	(9,659)	(43,496)
Net loss allocable to common stockholders	(22,097)	(33,644)	(489,025)	(43,390)	(151,481)	(316,332)
Basic and diluted loss per share	(0.17)	(0.48)	(7.03)	(0.62)	(2.43)	(7.80)
Shares used in basic and diluted
loss per share computation	129,810,012	69,612,900	69,612,900	69,596,861	62,224,869	40,580,869

Balance Sheet Data:
Cash, cash equivalents, and short-term investments	165,646	107,159	NA	94,759	28,571	16,168
Working capital	77,635	42,331	NA	54,280	50,528	19,716
Total assets	631,682	549,334	NA	1,890,566	1,724,581	1,773,714
Short-term borrowings	80,621	44,760	NA	29,552	5,826	36,127
Long-term debt (including current portion of long-term debt)	204,017	175,856	NA	1,041,202	886,096	873,680
Stockholders’ equity (deficiency)	(24,680)	(24,496)	NA	366,419	432,791	399,040

Other Data:
Capital expenditures	21,952	6,995	42,842	57,812	49,256	194,610
Employment	4,700	4,700	NA	7,000	6,000	6,300

(1)	On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON. As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.
(2)	During 2002, we incurred charges of $15.3 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.
(3)	During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.
(4)	During 1998, we recorded restructuring costs totaling $146.3 million to close our Spartanburg, South Carolina facility, to forego construction of a 200 millimeter wafer facility at our joint venture in Malaysia, to withdraw from our joint venture in a small diameter wafer operation in China and to implement a voluntary severance program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPANY OVERVIEW

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Malaysia, Japan, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our wafers are sold in each of the major semiconductor-producing regions throughout the world including Asia Pacific, Europe, Japan and North America.

Effective September 29, 2000, we acquired an additional 40% interest in MEMC Korea Company (MKC), formerly known as POSCO Huls Company, Ltd., increasing our total ownership to 80%. As a result, as of September 30, 2000, MKC’s balance sheet was consolidated with MEMC. Also, as a consequence of this transaction, MKC’s operating results were consolidated with MEMC’s operating results beginning in the fourth quarter of 2000.

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of six dollars. As part of the purchase agreement, E.ON agreed to provide MEMC with $37 million at the closing of the transaction. In addition, on that date TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150 million revolving credit facility. The revolving credit facility with TPG was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860 million for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260 million, $50 million in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note (55 Million Euro Note) due September 2002 issued by our Italian subsidiary and guaranteed by MEMC.

As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price. See Note 2 of Notes to Consolidated Financial Statements herein.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG’s nominal purchase price. The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910 million, together with related accrued interest of approximately $20 million. The senior subordinated secured notes and the 55 Million Euro Note were recorded at their combined fair market value of two dollars.

We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Interest expense related to the accretion of this note was approximately $54 million in 2002. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note is unsecured and bears interest at 8%. Consistent with the terms of the amended Euro note, on September 24, 2002, we made a 35 million Euro principal payment to TPG.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We will accrete the senior subordinated secured notes up to their face values during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively. In the event these notes were redeemed prior to their maturity, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55 million.

The Preferred Stock, with an aggregate stated value of $260 million, was recorded at its fair value of two dollars. The warrants were recorded at their fair market value of less than one dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock, plus cumulative unpaid preferred dividends, into approximately 125 million common shares, increasing its ownership of MEMC’s common stock to approximately 90%.

The following discussion compares MEMC’s 2002 results and balances with combined information for the year ended December 31, 2001. The combined 2001 information consists of the sum of the financial data from January 1, 2001 through November 13, 2001 for the predecessor and from November 14, 2001 through December 31, 2001 for the successor. Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

RESULTS OF OPERATIONS

Net Sales	2002	2001	2000
	DOLLARS IN MILLIONS
Net Sales	$687	$618	$872
Percentage Change	11%	(29%)	26%

Our net sales increased by 11% to $687 million in 2002 from $618 million in 2001. This increase was primarily the result of a 29% increase in product volumes, partially offset by significant declines in average selling prices in 2002 compared to the first nine months of 2001. Beginning in 2002, we transitioned our 300 millimeter operations from a pilot line to full-scale production. Consequently, beginning in 2002, 300 millimeter revenues and associated production costs are presented in net sales and cost of goods sold, respectively. Product volumes increased across all product diameters during 2002 compared to 2001.

Our net sales decreased by 29% to $618 million in 2001 from $872 million in 2000. This decrease was primarily caused by a 24% decrease in product volumes, as well as a moderate decline in average selling prices, resulting from the weakened market conditions in the semiconductor and wafer industries in 2001. This decline was across all product diameters, but especially in smaller diameters as our customers utilized their larger diameter fabs to realize the lowest cost per device. Had MKC been included in our operating results for the entire year in 2000, the year-over-year decline in net sales in 2001 would have been approximately 38%, caused primarily by a 34% decline in product volumes. Approximately 38% of the decline in our 2001 net sales related to one customer. Had MKC been included in our operating results for the entire year in 2000, approximately 27% of the decline in year-over-year net sales would have related to this customer.

Our new products, including our OptiaTM product, products with our Magic Denuded Zone® feature, and 300 millimeter, represented 42% of our product volume in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We operate in all the major semiconductor-producing regions of the world, with over half of our 2002 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Net Sales by Geographic Area:

DOLLARS IN MILLIONS

2002		2001		2000
North America	•	North America	•	North America	•
$250		$237		$411

Europe	•	Europe	•	Europe	•
$165		$142		$185

Japan	•	Japan	•	Japan	•
$69		$78		$126

Asia Pacific	•	Asia Pacific	•	Asia Pacific	•
$203		$161		$150

Percent of Change:	02/01	Percent of Change:	01/00	Percent of Change:	00/99
North America	6%	North America	(42)%	North America	14%
Europe	16%	Europe	(23)%	Europe	21%
Japan	(13)%	Japan	(38)%	Japan	40%
Asia Pacific	26%	Asia Pacific	7%	Asia Pacific	63%
Total	11%	Total	(29)%	Total	26%

Gross Margin	2002	2001	2000
DOLLARS IN MILLIONS
Cost of Goods Sold	$514	$669	$743
Gross Margin	173	(51)	129
Gross Margin Percent	25%	(8)%	15%

Our gross margin improved to $173 million in 2002 compared to negative $51 million in 2001. This improvement was a result of lower depreciation and amortization resulting from push-down accounting, the increase in product volumes partially offset by declines in average selling prices in 2002 compared to the first nine months of 2001, and benefits realized from headcount reductions and yield and productivity improvements over the past year. Our total cost of goods sold declined $155 million in 2002 compared to 2001, despite the significantly higher product volumes.

Depreciation and amortization included in cost of goods sold declined approximately $125 million in 2002 compared to 2001, primarily as a result of push-down accounting, while cash costs per unit decreased 25% in 2002 compared to 2001 as a result of headcount and other cost reductions and yield and productivity improvements.

Our gross margin declined to negative $51 million in 2001 compared to positive $129 million in 2000, primarily as a result of the significant decline in product volumes causing the underabsorption of manufacturing fixed costs in 2001, as well as the moderate decline in average selling prices. In response to the decreased product volumes and average selling prices, we took numerous actions to decrease our manufacturing fixed costs in 2001, including:

•	closing our small diameter wafer line in Sherman, Texas, as further discussed in Restructuring Costs below;

•	reducing our headcount by 2,300 employees, or 33%, in 2001;

•	utilizing temporary plant shutdowns; and

•	reducing discretionary spending in all areas.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Marketing and Administration	2002	2001	2000
	DOLLARS IN MILLIONS
Marketing and Administration	$66	$70	$69
As a Percentage of Sales	10%	11%	8%

Marketing and administration expenses declined to $66 million in 2002 compared to $70 million in 2001 as a result of the effects of headcount reductions and controlled spending. As a percentage of sales, marketing and administration expenses decreased in 2002, from 11% to 10%.

As a result of controlled spending, marketing and administration expenses remained flat in 2001, despite including expenses associated with MKC as a result of its financial consolidation. Had MKC been included in our operating results for the entire year in 2000, our marketing and administration expenses would have been $7 million higher, resulting in an 8% decrease in 2001 compared to 2000.

Research and Development	2002	2001	2000
	DOLLARS IN MILLIONS
Research and Development	$27	$66	$72
As a Percentage of Sales	4%	11%	8%

Our research and development expenses decreased to $27 million in 2002 compared to $66 million in 2001. More than half of this reduction is a result of lower depreciation. The remainder is attributable to cash cost reductions associated with our focus on rapid commercialization of new products.

Our research and development expenses decreased 8% in 2001 as compared to 2000. The decrease in reported expense was a result of controlled spending, as well as increased proceeds from the sale of wafers related to research and development activities that had not yet reached commercial production levels. Accordingly, these proceeds were recorded as an offset to research and development expenses.

Restructuring Costs	2002	2001	2000
	DOLLARS IN MILLIONS
Restructuring Costs	$15	$32	$—

In 2002, as part of our continuing aggressive cost reductions, we incurred charges of $15 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2001, we reduced our workforce by approximately 2,300 employees and closed our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. These actions were taken to balance our operating costs with the weakened product demand.

We recognized total charges of $32 million in 2001 related to these actions. Of these charges, $18 million was non-cash related. See Note 6 of Notes to Consolidated Financial Statements herein.

Nonoperating (Income) Expense and Income Taxes	2002	2001	2000
	DOLLARS IN MILLIONS
Interest Expense	$73	$82	$79
Book Value of Debt Outstanding at December 31	285	221	1,071
Interest Income	(7)	(8)	(5)
Royalty Income	(3)	(3)	(10)
Other, Net	(18)	6	1
Income Taxes	17	241	(21)
Effective Income Tax Rate	85	NA	27

As described in Company Overview above, as a result of the restructuring of MEMC’s debt, TPG acquired $50 million in principal amount of our newly issued senior subordinated secured notes maturing in November 2007. TPG also retained a 55 million Euro in principal amount of a note due September 2002 issued by our Italian subsidiary. These notes were recorded at their combined fair market value of two dollars. We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Non-cash interest expense related to the accretion of this note was approximately $54 million in 2002.

Our interest expense decreased $9 million to $73 million in 2002, compared to $82 million in 2001. The decrease is due to the significant reduction in outstanding debt resulting from the debt restructuring and to a lower average interest rate on debt outstanding, offset by $54 million of non-cash interest accretion related to the 55 Million Euro Note.

Our interest expense increased $3 million in 2001 as compared to 2000 as a result of increased borrowings related to the acquisition and consolidation of MKC and additional debt for operating needs.

Our royalty income remained constant at $3 million in 2002. Our royalty income was $3 million in 2001, as compared to $10 million in 2000. This decrease was primarily a result of the financial consolidation of MKC beginning in the 2000 fourth quarter, as well as reduced net sales and operating profit of Taisil Electronic Materials Corporation (Taisil), our 45%-owned uncon-solidated joint venture in Taiwan.

In 2002, other, net was a gain of $18 million, compared to a $6 million loss in 2001. The improvement was primarily due to an $8 million one-time gain on an option on MEMC Pasadena, Inc., which expired October 31, 2002, and to currency gains of $11 million in 2002 compared to currency losses of $4 million in 2001.

Income tax expense in 2002 relates to tax jurisdictions in which we expect to owe current taxes and foreign withholding taxes.

In 2001, income tax expense included an increase in our deferred tax valuation allowance of $461 million to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG. As a result of the ownership change, approximately $861 million of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Our remaining pre-2002 U.S. net operating losses of approximately $39 million have a negligible value under the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2002, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Push-down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Equity in Income (Loss) of Joint Ventures	2002	2001	2000
	DOLLARS IN MILLIONS
Equity in Income (Loss) of Joint Ventures:
MKC	NA	NA	$4
Taisil	$1	$(2)	11

As a result of the financial consolidation of MKC beginning in October 2000, equity in income of joint ventures in 2002 and 2001 relates solely to Taisil. Taisil contributed income of $1 million in 2002 compared to a loss of $2 million in 2001. The increased income is a result of lower depreciation and amortization resulting from push-down accounting and a 17% increase in product volumes, offset by a significant decline in average selling prices.

Taisil contributed a loss of $2 million in 2001, compared to $11 million in income in 2000. The decreased income was a result of the weakened conditions in the wafer and semiconductor markets in 2001, causing a 24% decline in Taisil’s product volumes, as well as a significant decrease in Taisil’s average selling prices. During 2001, Taisil also increased its deferred tax valuation allowance related to certain net operating loss carryforwards, of which our share was approximately $3 million.

LIQUIDITY AND CAPITAL RESOURCES

	2002	2001	2000
	DOLLARS IN MILLIONS
Net Cash Provided by (Used in):
Operating Activities	$87	$(25)	$52
Investing Activities	(43)	(57)	(68)
Financing Activities	(11)	91	70

In 2002, we generated $87 million of cash from operating activities, compared to a use of $25 million of cash in operating activities in 2001. This improvement was primarily due to our improved operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our principal sources and uses of cash during 2002 were as follows:

Sources:

•	Generated $87 million from operations.

Uses:

•	Invested $22 million in capital expenditures;
•	Invested $14 million in short-term investments;
•	Net repayments of $9 million under debt agreements; and
•	Refunded $8 million on an expired option on MEMC Pasadena, Inc.

Our accounts receivable increased $28 million to $95 million at December 31, 2002, compared to $67 million at the end of 2001. The increase was primarily attributable to a 54% increase in fourth quarter net sales between the two years. Our days’ sales outstanding were 47 days at December 31, 2002, compared to 51 days at the end of 2001 based on annualized fourth quarter sales for the respective years.

Our inventories increased $15 million from the prior year to $85 million at December 31, 2002. The increase is primarily due to higher anticipated sales in the first quarter of 2003 compared to the year-ago period and to increased consigned goods at our key customers. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments decreased to $11 million at December 31, 2002, compared to $17 million in 2001. Our year-end inventories as a percentage of annualized fourth quarter net sales decreased to 11% at December 31, 2002 from 15% at December 31, 2001.

Our net deferred tax assets totaled $34 million at December 31, 2002 compared to $30 million at December 31, 2001. Management believes it is more likely than not that, with its projections of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2002.

Our net cash used in investing activities improved $15 million in 2002 compared to 2001 primarily as a result of significantly lower spending on capital projects. Our capital expenditures in 2002 were primarily related to maintenance and capabilities. At December 31, 2002, we had $9 million of committed capital expenditures related to various manufacturing and technology projects.

In 2002, we used $11 million of cash for financing activities, compared to cash provided by financing activities of $91 million in 2001. In 2002, we made net repayments of $9 million under debt agreements, while in 2001 we had net borrowings of $81 million under debt agreements. This significant improvement in financing activities was primarily a result of our improved operating results and lower capital expenditures.

Our short-term borrowings and long-term debt increased $64 million from the prior year to $285 million at December 31, 2002. The increased debt balance is a result of:

•	$54 million accretion related to the 55 Million Euro Note;
•	$19 million increase in debt due to currency exchange rate fluctuations; and
•	$9 million net repayments under debt agreements.

As described in Company Overview above, as a result of the restructuring of MEMC’s debt in 2001, TPG acquired $50 million in principal amount of our newly issued senior subordinated secured notes maturing in November 2007. TPG also retained a 55 million Euro in principal amount of a note issued by our Italian subsidiary. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note (Euro Note) is unsecured and bears interest at 8%. Consistent with the terms of the Euro Note, on September 24, 2002, we paid 35 million Euro to TPG.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55 million.

As part of the purchase and restructuring transactions, TPG committed to provide a five-year $150 million revolving credit facility to MEMC. That revolving credit facility was replaced with a five-year $150 million revolving credit facility from Citibank/UBS (the Citibank/UBS Facility), guaranteed by TPG. Loans under this facility bear interest at a rate of LIBOR plus 1.5% or an alternate base rate plus 0.5% per annum. At December 31, 2002, we had drawn $70 million against this credit facility. In connection with the amendment of the 55 Million Euro Note, TPG has provided us with a five-year $35 million revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. As a condition to any borrowings under the TPG Facility, we must have repaid the Euro Note obligation in full and must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

The Citibank/UBS Facility, the TPG Facility, and the indenture for our senior subordinated secured notes contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. The minimum quarterly consolidated EBITDA covenant is $10 million, $16 million, $19 million, and $25 million in the first, second, third and fourth quarters of 2003, respectively. Thereafter, the minimum quarterly consolidated EBITDA covenant progressively increases to $35 million, $44 million, $52 million and $60 million at the end of the last quarter of 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated backlog covenant is 49 million square inches (msi) in January 2003, progressively increasing to 53 msi, 63 msi, 74 msi, 81 msi and 92 msi in the last month of 2003, 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated revenues covenant is $52 million in January 2003, progressively increasing to $56 million, $67 million, $76 million, $84 million and $92 million in the last month of 2003, 2004, 2005, 2006 and 2007, respectively. Finally, the maximum annual capital expenditures covenant was $45 million for 2002 and increases to $50 million for 2003 and to $55 million for each of the years 2004 through 2007. In the event that we violate these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

The Citibank/UBS Facility is guaranteed by TPG. The various guaranties terminate in December 2003, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor’s default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150 million revolving credit facility between us and TPG. The original TPG $150 million revolving credit facility was substantially similar to the Citibank/UBS Facility except that the interest rates were 2% higher than the interest rates under the Citibank/UBS Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Citibank/UBS Facility, the TPG Facility, and the indenture for the senior subordinated secured notes contain change in control provisions. Under these instruments, if (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then:

•	an event of default shall be deemed to have occurred under the Citibank/UBS Facility and the TPG Facility in which event the loan commitments under these facilities may terminate and the loans and accrued interest then outstanding may become immediately due and payable; and

•	the holders of the senior subordinated secured notes will have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We maintained the following debt agreements as of December 31, 2002, assuming the $50 million senior subordinated secured notes are valued at face value plus accrued stated interest rather than book value:

	Committed	Outstanding
	DOLLARS IN MILLIONS
Long-term Debt	$374	$259
Short-term Borrowings	120	81

Total	$494	$340

Our weighted average cost of borrowing, excluding accretion, was 4.1% at December 31, 2002 compared to 5.6% at December 31, 2001. Our total debt to total capital ratio at December 31, 2002 was 90%, compared to 88% at December 31, 2001.

Our contractual obligations as of December 31, 2002 were as follows, assuming the $50 million senior subordinated secured notes are valued at face value plus accrued stated interest:

		Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	DOLLARS IN MILLIONS
Long-term Debt	$259	$43	$48	$137	$31
Short-term Borrowings	81	81	—	—	—
Operating Leases	10	5	5	—	—
Committed Capital Expenditures	9	9	—	—	—

Total Contractual Obligations	$359	$138	$53	$137	$31

Of the long-term debt and the short-term borrowings, approximately $99 million is owed by our Korean subsidiary, approximately $65 million of which is due within the next year. Our Korean subsidiary had cash and cash equivalents and short-term investments on hand of $107 million at December 31, 2002. Of this amount, approximately $77 million is subject to regulatory approval on transferability outside Korea.

Excluding the Korean subsidiary debt, our contractual obligations at December 31, 2002 with payment periods of less than one year total approximately $59 million. At December 31, 2002 we have $80 million available on our Citibank/UBS Facility, $35 million committed on our TPG Facility and cash and cash equivalents outside of Korea of $59 million.

On July 10, 2002, TPG converted all of our outstanding Series A Cumulative Convertible Preferred Stock plus cumulative unpaid preferred dividends into 125,010,556 shares of our common stock. As a result, effective July 11, 2002, there is no

MANAGEMENT’S DISCUSSION AND ANALYSIS

further preferred dividend requirement as this preferred stock is no longer outstanding. The Series A Cumulative Convertible Preferred Stock has been retired and may not be reissued.

We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. MEMC’s significant accounting policies are more fully described in Note 3 of Notes to Consolidated Financial Statements herein.

Push-down Accounting

As a result of the purchase of E.ON’s equity interest in MEMC by TPG and the rights possessed by TPG through its ownership of the Preferred Stock as of November 13, 2001, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in MEMC, negative goodwill was generated. The negative goodwill was then allocated to the bases of existing goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment.

This revaluation resulted in a net decrease to assets of approximately $800 million and a net decrease to liabilities of approximately $900 million. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price. See Note 2 of Notes to Consolidated Financial Statements herein.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investments in joint ventures, and property, plant and equipment to reflect TPG’s nominal purchase price.

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

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. In accordance with SFAS No. 144, we have measured long-lived assets to be disposed of by sale (which consists solely of our Spartanburg facility) at the lower of carrying amount or fair value less cost to sell.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prior to the adoption of SFAS No. 144, we reviewed long-lived assets to assess recoverability from future operations using future net cash flows. When necessary, we recorded charges for impairments at the amount by which the present value of the future cash flows was less than the carrying value of the assets. Assets to be disposed of were valued at the carrying amount or at fair value, less costs to sell, if lower.

Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded when management believes it is more likely than not that some items recorded as deferred tax assets will not be realized.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Company Overview above. As a result of the ownership change, approximately $861 million of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Our remaining pre-2002 U.S. net operating losses of approximately $39 million have a negligible value under the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. In 2002, we reviewed our total net deferred taxes by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets.

Push-down accounting as described in Company Overview above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with long-lived assets.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective prospectively to exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, effective for fiscal years ended after December 15, 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires disclosures in both annual and interim financial

MANAGEMENT’S DISCUSSION AND ANALYSIS

statements of both the method of accounting for stock-based compensation and its effect on the financial statements. We continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees. We have adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. See Notes 3 and 13 of Notes to Consolidated Financial Statements herein.

We do not believe the implementation of Statements No. 143 or 146 will have a material effect on our financial condition or results of operations.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2002 and 2001. Actual results may differ materially.

We have entered into certain Yen-denominated intercompany loans with our wholly-owned Japanese subsidiary. These inter-company loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statement of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total debt outstanding would result in a decline in income before taxes of approximately $3 million as of the end of 2002 and 2001.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Euro, the Korean Won, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition, as indicated above, we have unhedged intercompany loans of approximately $79 million denominated in Japanese Yen. Our Korean subsidiary also has approximately $14 million in Korean Won exposure at December 31, 2002 and uses U.S. Dollar as its functional currency. An adverse change of 20 percent in both these Asian currencies versus the U.S. Dollar would result in approximately $19 million reduction in income before taxes.

This calculation assumes that each exchange rate would change in the same direction relative to the U.S. Dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK FACTORS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains such forward-looking statements that set out anticipated results based on management’s plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” and words and terms of similar substance in connection with any discussion of future operating or financial performance.

Forward-looking statements in this report include those concerning:

•	Our intent to continue to increase our focus on R&D in 2003 in order to maintain our innovative edge and match new products to emerging customer needs;

•	Our belief that OptiaTM is increasingly critical as line widths continue to shrink;

•	Our belief that our break-even annual revenue is nearly $500 million;

•	Our intent to continue our relentless drive to reduce our costs, while at the same time delivering next generation products to our customers;

•	Our belief that our new rigorous fiscal discipline will guide us to new levels of operating efficiency and move us towards our long-term model;

•	Our goal of being self-funding;

•	Our long-term steady-state model of continuously improving results irrespective of industry cycles;

•	Our aim to lead our industry through a healthy balance of technology, market share, and profits;

•	Our hope that the actions we have taken in 2002 will combine in 2003 to deliver another solid year for MEMC and our stockholders;

•	Our belief that the new industry landscape favors MEMC;

•	Our expectation that technology innovation will continue to drive our business and will be more rapidly commercialized by leveraging the new operational improvements we have introduced this past year;

•	The potential for continued delivery of outstanding results;

•	Our belief that it is more likely than not that, with our projection of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31,2002;

•	Our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	The impact of the implementation of SFAS Nos. 143 and 146;

•	The impact of an adverse change in interest and currency exchange rates;

•	Our expectation that, assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively;

•	Our expectation that $5.5 million of the restructuring reserve will be paid out in the first half of 2003;

•	The adequacy and timing of the utilization of the remaining portion of our restructuring reserve; and

•	The expectation that we will not pay dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks and uncertainties, and actual results could vary materially from those anticipated, estimated or projected. Risks and uncertainties pertaining to MEMC include, but are not limited to:

•	Market demand for wafers;

•	Customer acceptance of our new products;

•	Utilization of manufacturing capacity;

•	Our ability to reduce manufacturing and operating costs;

•	Inventory levels of our customers;

•	Demand for semiconductors generally;

•	The cyclicality of the semiconductor and wafer industries;

•	The historically highly capital intensive nature of the wafer industry;

•	Changes in the pricing environment;

•	General economic conditions;

•	Actions by competitors, customers and suppliers;

•	The accuracy of our assumptions regarding the dismantling and sale of the Spartanburg facility;

•	The impact of competitive products and technologies;

•	Technological changes;

•	Financing for extraordinary transactions;

•	Changes in product specifications and manufacturing processes;

•	Changes in financial market conditions;

•	Changes in interest and foreign currency exchange rates;

•	Changes in the plans and intentions of third parties, including TPG; and

•	Other risks described in our filings with the Securities and Exchange Commission, including “Risk Factors” in our Form 10-K for the year ended December 31, 2002.

The forward-looking statements represent our estimates and assumptions only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF OPERATIONS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Net sales	$687,180	$58,846	$559,007	$871,637
Cost of goods sold	513,722	70,577	598,764	742,662

Gross margin	173,458	(11,731)	(39,757)	128,975
Operating expenses:
Marketing and administration	65,786	7,973	61,747	69,182
Research and development	27,423	7,535	58,149	72,155
Restructuring costs	15,300	2,971	29,511	—

Operating income (loss)	64,949	(30,210)	(189,164)	(12,362)

Nonoperating (income) expense:
Interest expense	73,356	3,599	78,449	78,801
Interest income	(6,836)	(1,516)	(6,773)	(4,838)
Royalty income	(3,195)	(448)	(2,978)	(9,815)
Other, net	(17,943)	4,173	1,804	1,317

Total nonoperating expense	45,382	5,808	70,502	65,465

Income (loss) before income taxes, equity in income (loss) of joint ventures and minority interests	19,567	(36,018)	(259,666)	(77,827)
Income taxes	16,712	1,576	239,352	(21,013)

Income (loss) before equity in income (loss) of joint ventures and minority interests	2,855	(37,594)	(499,018)	(56,814)
Equity in income (loss) of joint ventures	1,239	(2,822)	441	14,664
Minority interests	(9,164)	11,019	9,552	(1,240)

Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)

Cumulative preferred stock dividends	$17,027	$4,247	NA	NA

Net loss allocable to common stockholders	$(22,097)	$(33,644)	$(489,025)	$(43,390)

Basic and diluted loss per share	$(0.17)	$(0.48)	$(7.03)	$(0.62)
Weighted average shares used in computing basic and diluted loss per share	129,810,012	69,612,900	69,612,900	69,596,861

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$119,651	$75,356
Short-term investments	45,995	31,803
Accounts receivable, less allowance for doubtful accounts of $3,294 and $3,341 in 2002 and 2001, respectively	95,022	67,420
Inventories	85,106	69,947
Prepaid and other current assets	17,934	19,504

Total current assets	363,708	264,030
Property, plant and equipment, net	184,875	200,705
Investments in joint ventures	16,820	15,581
Goodwill, net of accumulated amortization of $736 in 2002 and 2001	3,761	3,761
Deferred tax assets, net	33,668	30,059
Other assets	28,850	35,198

Total assets	$631,682	$549,334

Liabilities and Stockholders’ Deficiency
Current liabilities:
Short-term borrowings and current portion of long-term debt	$123,640	$75,873
Accounts payable	68,014	52,079
Accrued liabilities	33,986	50,303
Customer deposits	15,055	19,370
Provision for restructuring costs	7,808	10,505
Income taxes payable	14,183	1,994
Accrued wages and salaries	23,387	11,575

Total current liabilities	286,073	221,699
Long-term debt, less current portion	160,998	144,743
Pension and similar liabilities	104,866	100,804
Customer deposits	19,617	25,373
Other liabilities	26,812	25,881

Total liabilities	598,366	518,500

Minority interests	57,996	51,083
Redeemable preferred stock:
Preferred stock, $.01 par value, $1,000 stated value per share, 0 and 260,000 shares issued and outstanding at 2002 and 2001, respectively, liquidation value of $0 and $264,247 at 2002 and 2001, respectively	—	4,247
Commitments and contingencies
Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 50,000,000 shares authorized, 0 and 260,000 shares issued and outstanding at 2002 and 2001, respectively (see above)	—	—
Common stock, $.01 par value, 300,000,000 and 200,000,000 shares authorized in 2002 and 2001, respectively, 196,461,339 and 70,542,105 issued in 2002 and 2001, respectively	1,965	705
Additional paid-in capital	26,965	8,081
Accumulated deficit	(34,467)	(29,397)
Accumulated other comprehensive income (loss)	(7,329)	835
Deferred compensation	(7,094)	—
Treasury stock: 929,205 shares in 2002 and 2001	(4,720)	(4,720)

Total stockholders’ deficiency	(24,680)	(24,496)

Total liabilities and stockholders’ deficiency	$631,682	$549,334

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Cash flows from operating activities:
Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	34,160	5,271	169,341	173,085
Interest accretion	57,252	502	—	—
Minority interests	9,164	(11,019)	(9,552)	1,240
Equity in (income) loss of joint ventures	(1,239)	2,822	(441)	(14,664)
Restructuring costs	3,764	1,345	16,179	—
(Gain) loss on sale of property, plant and equipment	(505)	233	377	(2,789)
Stock compensation	6,777	2,647	—	—
Deferred taxes	8	774	238,161	(38,601)
Changes in assets and liabilities:
Accounts receivable	(21,719)	5,323	67,322	(31,460)
Income taxes	8,956	(354)	(10,844)	20,410
Inventories	(10,739)	17,011	24,015	(16,417)
Prepaid and other current assets	(308)	1,812	(8,288)	(10,246)
Accounts payable	11,162	5,699	(18,659)	(1,128)
Accrued liabilities	(10,217)	(265)	1,270	4,198
Customer deposits	(10,071)	—	(7,508)	(8,249)
Accrued wages and salaries	11,722	(9,658)	(4,044)	3,460
Other, net	3,592	2,343	12,021	16,591

Net cash provided by (used in) operating activities	86,689	(4,911)	(19,675)	52,040

Cash flows from investing activities:
Capital expenditures	(21,952)	(6,995)	(42,842)	(57,812)
Proceeds from sale of property, plant and equipment	1,032	51	94	3,060
Short-term investments, net	(14,192)	1,043	(8,627)	2,731
Refund of option payment	(7,500)	—	—	—
Purchase of business, net of cash acquired	—	—	—	(16,290)

Net cash used in investing activities	(42,612)	(5,901)	(51,375)	(68,311)

Cash flows from financing activities:
Net short-term borrowings	(23,322)	(5,714)	42,605	5,916
Proceeds from issuance of long-term debt	40,243	32,172	93,015	100,119
Principal payments on long-term debt	(25,901)	(19,255)	(61,830)	(37,437)
Dividend to minority interest	(2,251)	—	(2,759)	—
Proceeds from issuance of common stock	703	—	—	958
Capital contributions from E.ON AG	—	37,000	—	—
Expenses related to recapitalization	—	(24,220)	—	—

Net cash provided by (used in) financing activities	(10,528)	19,983	71,031	69,556

Effect of exchange rate changes on cash and cash equivalents	10,746	(1,901)	(2,435)	(11,316)

Net increase (decrease) in cash and cash equivalents	44,295	7,270	(2,454)	41,969
Cash and cash equivalents at beginning of period	75,356	68,086	70,540	28,571

Cash and cash equivalents at end of period	$119,651	$75,356	$68,086	$70,540

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$18,732	$1,856	$68,546	$76,026
Income taxes paid	$11,648	$854	$5,638	$3,201

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS‘ EQUITY (DEFICIENCY)

DOLLARS IN THOUSANDS

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total Stockholders’ Equity (Deficiency)	Total Compre-hensive Loss
Balance at December 31,1999	$705	$770,476	$(299,317)	$(22,053)	$—	$(17,020)	$432,791
Comprehensive loss:
Net loss	—	—	(43,390)	—	—	—	(43,390)	(43,390)
Net translation adjustment	—	—	—	(24,640)	—	—	(24,640)	(24,640)
Minimum pension liability (net) of $293 tax	—	—	—	459	—	—	459	459
Stock plans, net	—	1,199	—	—	—	—	1,199	—

Total comprehensive loss								(67,571)

Balance at December 31, 2000	705	771,675	(342,707)	(46,234)	—	(17,020)	366,419
Comprehensive loss:
Net loss, January 1 to November 13	—	—	(489,025)	—	—	—	(489,025)	(489,025)
Net translation adjustment	—	—	—	(2,203)	—	—	(2,203)	(2,203)

Total comprehensive loss								(491,228)

Balance at November 13, 2001	705	771,675	(831,732)	(48,437)	—	(17,020)	(124,809)
Comprehensive loss:
Net loss, November 14 to December 31	—	—	(29,397)	—	—	—	(29,397)	(29,397)
Net translation adjustment	—	—	—	6,952	—	—	6,952	6,952
Deferred compensation	—	2,647	—	—	—	—	2,647	—
Purchase accounting	—	(761,994)	831,732	42,320	—	12,300	124,358	—
Cumulative preferred stock dividend	—	(4,247)	—	—	—	—	(4,247)	—

Total comprehensive loss								(22,445)

Balance at December 31, 2001	705	8,081	(29,397)	835	—	(4,720	(24,496)
Comprehensive loss:
Net loss	—	—	(5,070)	—	—	—	(5,070)	(5,070)
Net translation adjustment	—	—	—	(5,713)	—	—	(5,713)	(5,713)
Minimum pension liability (net) of $0 tax	—	—	—	(2,451)	—	—	(2,451)	(2,451)
Stock plans, net	10	15,887	—	—	(7,094)	—	8,803	—
Conversion of preferred stock	1,250	20,024	—	—	—	—	21,274	—
Cumulative preferred stock dividend	—	(17,027)	—	—	—	—	(17,027)	—

Total comprehensive loss								$(13,234)

Balance at December 31, 2002	$1,965	$26,965	$(34,467)	$(7,329)	$(7,094)	$(4,720)	$(24,680)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

1 • NATURE OF OPERATIONS

MEMC Electronic Materials, Inc. and subsidiaries (MEMC) is a leading worldwide producer of wafers for the semiconductor industry. We have production facilities owned directly in Italy, Japan, Malaysia, South Korea, and the United States and through a joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

2 • CHANGE IN MAJORITY OWNER AND DEBT RESTRUCTURING

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of 6 dollars. In addition, on that date MEMC and TPG restructured MEMC’s debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150,000 revolving credit facility. The revolving credit facility was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860,000 for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260,000, $50,000 in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note issued by our Italian subsidiary and guaranteed by MEMC.

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

As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock as of November 13, 2001, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. We assumed that on November 13, 2001, upon full conversion of the Preferred Stock, excluding any accrued but unpaid dividends, TPG would have owned 89.4% of MEMC’s common stock.

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON in an aggregate amount equal to the following:

•	$0 if MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined, for fiscal year 2002 is less than $100,000; or

•	$30,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $100,000, but is less than $150,000; or

•	$75,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $150,000, but is less than $300,000; or

•	$150,000, if MEMC’s EBITDA for fiscal year 2002 equals or exceeds $300,000.

Should any such payment be made, it would be considered as additional TPG purchase price and would be pushed down to our financial statements. We would then write up the value of our assets on a pro rata basis up to but not exceeding their fair market values. Due to the uncertainty as to which level of contingent performance purchase price might be paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001. As of December 31, 2002, no adjustments have been made for contingent performance purchase price, if any, due to the continued uncertainty. TPG has advised us that it does not believe a contingent performance purchase price payment needs to be made. Final determination of whether there will be such a payment will be made pursuant to the purchase agreement between TPG and E.ON.

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

MEMC, negative goodwill to be allocated of approximately $983,000 was generated. The negative goodwill was then allocated to the amounts that otherwise would have been recorded to goodwill and other identifiable intangible assets, investments in joint ventures, and property, plant and equipment. The fair market value of assets and liabilities was determined as follows:

•	The fair market value of all current assets and liabilities approximated book value. In addition, the fair market value of certain other long-term liabilities and minority interests approximated book value.
•	The fair market value of property, plant and equipment was derived by estimating depreciated replacement cost.
•	Goodwill was estimated to have no fair market value.
•	Software and other intangibles in the balance sheet caption “Other assets” were estimated to have no fair market value. The fair market value of all other assets contained in this caption approximated book value.
•	The fair market value of pension and similar liabilities was determined by calculating the excess of the actuarially calculated projected benefit obligations and accumulated benefit obligations over the fair value of plan assets.
•	The fair value of long-term customer deposits was determined by calculating the net present value of expected future payments.

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

This revaluation resulted in a net decrease to assets of approximately $800,000 and a net decrease to liabilities of approximately $900,000. The allocation of the purchase price to our assets and liabilities is subject to further adjustment and refinement for any contingent performance purchase price.

The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910,000, together with related accrued interest of approximately $19,800. The senior subordinated secured notes and the 55 million Euro Italian subsidiary note were recorded at their combined fair market value of 2 dollars. We accreted the 55 million Euro note up to its face value in 2002, as the note was due and payable in September 2002, using the effective interest method. Interest expense related to the accretion of this note was approximately $54,000 in 2002. In September 2002, we amended the 55 million Euro note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note is unsecured and bears interest at 8%. Consistent with the terms of the amended Euro note, on September 24, 2002, we paid 35 million Euro to TPG.

We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1,000 in each of the years 2003 through 2005, and approximately $7,000 and $91,000 in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The Preferred Stock, with an aggregate stated value of $260,000, was recorded at its fair value of 2 dollars. The warrants were recorded at their fair market value of less than 1 dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock plus cumulative unpaid preferred dividends into approximately 125 million common shares, increasing its ownership to approximately 90%.

In connection with the restructuring, we have entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG will provide management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus related out-of-pocket expenses, and additional compensation if TPG acts as a financial advisor to us for future transactions such as a merger or debt or equity financing.

Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

3 • SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(c) Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as overnight investments and short-term time deposits with maturity periods of three months or less when purchased. Our cash equivalents at December 31, 2002 include $4,866 of cash which is restricted by terms of two annually renewable letter of credit agreements.

(d) Short-term Investments

Short-term investments include certain investments of our Korean subsidiary and are managed by various investment trust companies within Korea. These investments, which have been stated at their respective fair market values, are considered low risk and highly liquid. The underlying trust companies invest primarily in investment grade Korean company corporate bonds and debentures and to a lesser extent Korean company common stock. Unrealized gains or losses are recognized in the statement of operations as nonoperating (income) expense. Unrealized gains at December 31, 2002 and 2001 were $2,676 and $1,953, respectively.

Our Korean subsidiary had cash and cash equivalents and short-term investments on hand of $107,000 at December 31, 2002. Of this amount, approximately $77,000 is subject to regulatory approval on transferability outside Korea. At December 31, 2002, our share of our Korean subsidiary’s net assets subject to such approval on transferability was approximately $26,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(e) Inventories

We value our inventories at cost or market, if lower. Cost is determined as follows:

•	Raw materials and supplies inventories at moving average actual costs;
•	Goods in process at actual costs; and
•	Finished goods at standard costs, which approximate actual costs.

We adjust the value of our obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(f) Property, Plant and Equipment

Prior to the transactions described in Note 2 above, our property, plant and equipment was valued at cost. Effective as of November 14, 2001, we revalued our property, plant and equipment to reflect the push-down of TPG’s nominal basis in MEMC.

We depreciate property, plant and equipment evenly over the assets’ estimated useful lives as follows:

Years
Land improvements	6-15
Buildings and building improvements	10-30
Machinery and equipment	3-12

The cost of constructing facilities and equipment and developing internal use software includes interest costs. These interest costs totaled $23, $565, and $1,017 in 2002, 2001, and 2000, respectively.

(g) Goodwill

Prior to the transactions described in Note 2 above, goodwill represented the difference between the purchase price of acquired businesses and the fair value of their net assets when accounted for by the purchase method. Effective November 14, 2001, we wrote down goodwill as a result of the push-down of TPG’s nominal basis in MEMC.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001 and completion of a transitional goodwill impairment test. If a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. We conducted a transitional goodwill test and believe there is no indication of impairment at December 31, 2002. We have recorded no impairment charges in 2002.

Prior to the adoption of SFAS No. 142, we amortized goodwill evenly over periods estimated to be benefited, not exceeding 40 years. We reviewed goodwill to assess recoverability from future operations using expected future cash flows. When necessary, we recorded charges for impairments at the amount by which the present value of future cash flows was less than the carrying value of these assets. There was no indication of impairment of goodwill at December 31, 2001.

(h) Computer Software Developed or Obtained for Internal Use

Prior to the transactions described in Note 2 above, computer software developed or purchased for internal use was valued at cost. Effective November 14, 2001, we wrote down the book value of our computer software as a result of the push-down of TPG’s nominal basis in MEMC. We amortize the carrying value evenly over the estimated useful life of the software. We expense costs related to the preliminary project and the post-implementation/operations stages of computer software development as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. In accordance with SFAS No. 144, we have measured long-lived assets to be disposed of by sale (which consists solely of our Spartanburg facility) at the lower of carrying amount or fair value less cost to sell.

Prior to the adoption of SFAS No. 144, we reviewed long-lived assets to assess recoverability from future operations using future net cash flows. When necessary, we recorded charges for impairments at the amount by which the present value of the future cash flows was less than the carrying value of the assets. Assets to be disposed of were valued at the carrying amount or at fair value, less costs to sell, if lower. There was no indication of impairment at December 31, 2001.

(j) Impairment of Investments in Joint Ventures

We assess the impairment of investments in joint ventures by comparing the carrying amount of the asset to future net cash flows. In addition, the level of commitment of the joint ventures’ shareholders, the wafer markets serviced by the joint ventures, and the customer qualifications at the joint ventures are also considered. There is no indication of impairment of these investments at December 31, 2002 or 2001.

(k) Debt

Liabilities with face values greater than their carrying values are accreted to their face values as interest expense using the effective interest method.

(l) Redeemable Prefer red Stock

The Preferred Stock, with an aggregate stated value of $260,000, was initially recorded at its fair value of 2 dollars. The Preferred Stock was redeemable at the option of the holder on or after the eighth anniversary of the date of issuance. Accordingly, the Preferred Stock was being accreted up to its stated value over this eight-year period and recorded as a charge to earnings available to common stockholders. The Preferred Stock also contained an embedded beneficial conversion feature. The intrinsic value of the beneficial conversion feature was limited to the purchase price allocated to the Preferred Stock, or 2 dollars. This intrinsic value was being amortized as a return to preferred stockholders using the effective interest method.

On July 10, 2002, TPG converted all of the Preferred Stock plus cumulative unpaid preferred dividends into approximately 125 million common shares.

(m) Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. Proceeds from the sale of wafers related to research and development activities not yet in commercial production are not included in net sales. Instead, these types of proceeds offset research and development expenses. Such proceeds totaled $0, $22,000 and $9,000, respectively, in 2002, 2001 and 2000.

(n) Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Yen and Euro). The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

We have entered into certain Yen-denominated intercompany loans with our wholly-owned Japanese subsidiary. These inter-company loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the statement of operations. Net currency gains (losses) on unhedged foreign currency positions totalled $11,157, $(3,540), and $169 in 2002, 2001, and 2000, respectively.

(o) Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s expenditures and the subsidiary’s borrowings. When the subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using rates in effect at the balance sheet date; and
•	Statement of operations accounts at average rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive income (loss) in stockholders’ equity (deficiency).

(p) Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the statement of operations). A valuation allowance is recorded when management believes it is more likely than not that some items recorded as deferred tax assets will not be realized.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

(q) Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity (deficiency). We recognize compensation cost for fixed awards with ratable vesting in the period in which the awards are earned.

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant. Had compensation cost been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

determined for our non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we would have reported the following amounts indicated below:

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
	DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net loss allocable to common stockholders, as reported	$(22,097)	$(33,644)	$(489,025)	$(43,390)
Add:
Stock-based employee compensation included in reported net loss, net of related tax effects	8,403	287	1,891	—
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,242)	(869)	(5,736)	(4,514)

Pro forma net loss allocable to common stockholders	$(29,936)	$(34,226)	$(492,870)	$(47,904)

Loss per share:
Basic and diluted—as reported	$(0.17)	$(0.48)	$(7.03)	$(0.62)
Basic and diluted—pro forma	$(0.23)	$(0.49)	$(7.08)	$(0.69)

We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.7%	4.9%	6.7%
Expected stock price volatility	92.8%	76.4%	77.1%
Expected term until exercise (years)	6	6	6
Expected dividends	0.0%	0.0%	0.0%

(r) Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

4 • FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the balance sheet date:

•	Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes receivable and payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.
•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.
•	At December 31, 2002, the $50,000 senior subordinated secured notes are valued at their notional amount, including accrued unpaid stated interest, as there is no market for similar debt instruments of comparable terms. At December 31, 2001, the 55 million Euro Italian subsidiary note (approximately $48,000) and the $50,000 senior subordinated secured notes were valued at their fair market values of less than $1, due to the proximity of the debt restructuring to year-end and to MEMC’s inability to obtain similar debt instruments of comparable terms.
•	Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

Information on the estimated fair values of financial instruments, both on and off balance sheet, is as follows:

	Carrying Amount	Notional Amount	Estimated Fair Value
	DOLLARS IN THOUSANDS
Long-term debt
2002	$204,017	$259,017	$252,929
2001	175,856	225,856	177,396
Currency forward contracts (off-balance sheet)
2002	NA	$18,338	$422
2001	NA	28,215	313

5 • CREDIT CONCENTRATION

Our customers are in the semiconductor industry and are located in various geographic regions including the United States, Europe, Japan and Asia Pacific. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. Sales to two customers accounted for approximately 29% and 28% of our net sales in 2002 and 2001, respectively. Sales to one customer accounted for approximately 18% of our net sales in 2000. No other customers constituted 10% or more of our net sales in 2002, 2001, or 2000.

6 • RESTRUCTURING COSTS

In 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan.

In the first quarter of 2002, we recorded an adjustment to reduce the restructuring reserve by $3,700. This amount was considered to be an adjustment to purchase accounting affecting our balance sheet at November 13, 2001, rather than as a current benefit in our statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

In 2001, we reduced our workforce by approximately 2,300 employees, including U.S. and Malaysian salaried and hourly employees, and closed our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. These actions were taken to balance our operating costs with the weakened product demand. MEMC Southwest is a joint venture 80%- owned by MEMC and 20%-owned by Texas Instruments.

We recorded total charges of $32,666 related to these actions in 2001. Of these charges, $17,524 was non-cash related. We also wrote off approximately $3,000 of inventory related to the closure of the small diameter wafer line at MEMC Southwest, which was included in cost of goods sold. In addition, we recorded an adjustment to reduce the previously existing restructuring reserve related to our former Chinese joint venture assets by $184.

Restructuring activity is as follows:

	Asset Impairment/ Write-off	Dismantling and Related Costs	Personnel Costs	Total
	DOLLARS IN THOUSANDS
Balance at January 1, 2000	$890	$11,524	$425	$12,839
Amounts utilized	(208)	(3,432)	(192)	(3,832)

Balance at December 31, 2000	682	8,092	233	9,007
Charges taken	14,665	2,274	15,543	32,482
Amounts utilized	(14,857)	(4,581)	(11,546)	(30,984)

Balance at December 31, 2001	490	5,785	4,230	10,505
Purchase accounting adjustment	—	(3,201)	(499)	(3,700)
Charges taken	815	(85)	14,570	15,300
Amounts utilized	(817)	(668)	(12,812)	(14,297)
Reclassification	—	28	(28)	—

Balance at December 31, 2002	$488	$1,859	$5,461	$7,808

In the period November 14, 2001 to December 31, 2001, charges taken totaled $2,971 and amounts utilized totaled $2,892.

The Spartanburg, South Carolina facility has been written down to its estimated net realizable value. The closing of this facility was completed in the second quarter of 1999, and final product shipments were made from this facility in the third quarter of 1999. We have entered into a contract for the sale of this facility.

Of the $7,808 restructuring reserve at December 31, 2002, approximately $5,461 is expected to be paid out in the first half of 2003. Timing for utilization of the remainder of the reserve, which relates to the Spartanburg facility, is primarily dependent on the timing of the closing of the sale of this facility. We believe the restructuring reserve at December 31, 2002 is adequate for the estimated costs remaining to exit this facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

7 • INVENTORIES

Inventories consist of the following:

	December 31,
	2002	2001
	DOLLARS IN THOUSANDS
Raw materials and supplies	$23,067	$30,882
Goods in process	23,745	22,088
Finished goods	38,294	16,977

	$85,106	$69,947

8 • PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	December 31,
	2002	2001
	DOLLARS IN THOUSANDS
Land and land improvements	$6,183	$4,673
Buildings and building improvements	110,243	106,559
Machinery and equipment	191,931	191,979

	308,357	303,211
Less accumulated depreciation	143,821	113,075

	164,536	190,136
Construction in progress	20,339	10,569

	$184,875	$200,705

9 • INVESTMENTS IN JOINT VENTURES

We have a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell wafers in Taiwan.

Prior to September 29, 2000, we had a 40% interest in MEMC Korea Company (MKC), a company formed to manufacture and sell wafers in South Korea. Effective September 29, 2000, we purchased an additional 40% interest in MKC, which increased our ownership to 80%. Since that date, MKC’s financial results have been consolidated with MEMC. As a result of the financial consolidation, the information below includes the operating results of MKC only for the first nine months of 2000. MKC is not included in the balance sheet information below for either year.

Prior to the transactions described in Note 2 above, our investments in joint ventures were valued at our equity infusions into our joint ventures plus our ownership percentage of their respective annual net incomes or net losses. Effective November 14, 2001, we revalued our investments in joint ventures to reflect the push-down of TPG’s nominal basis in MEMC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Royalties earned under royalty agreements with the joint ventures and sales of intermediate and finished product by the joint ventures to MEMC were as follows:

	2002	2001	2000
	DOLLARS IN THOUSANDS
Royalties	$3,195	$3,426	$9,815
Sales	4,367	4,539	39,300

A summary of the results of operations for 2002, 2001 and 2000, and financial position as of December 31, 2002 and 2001 of our unconsolidated joint ventures follows:

	December 31,
	2002	2001	2000
	DOLLARS IN THOUSANDS
Total for unconsolidated joint ventures:
Net sales	$78,344	$83,544	$268,403
Gross margin	19,882	16,087	69,459
Net earnings (loss)	2,754	(5,289)	33,539
Our share —
Net earnings (loss)	$1,239	$(2,381)	$14,664
Current assets	$39,957	$44,480
Noncurrent assets	126,758	151,340

Total assets	166,715	195,820

Current liabilities	49,142	70,359
Noncurrent liabilities	7,170	12,817

Total liabilities	56,312	83,176
Interests of others	64,947	63,432
Push-down accounting	28,636	33,631

Our investment	$16,820	$15,581

MKC and Taisil use the U.S. Dollar as their functional currency for U.S. GAAP purposes and do not hedge net Korean Won or New Taiwanese Dollar exposures.

10 • SHORT-TERM BORROWING AGREEMENTS

Our unsecured borrowings total approximately $80,621 at December 31, 2002, under approximately $119,558 of short-term loan agreements bearing interest at various rates ranging from 3.2% to 8.0% and renewable annually. Interest rates are negotiated at the time of the borrowings. Pursuant to transactions described in Note 2 above, TPG retained 55 million Euro in principal amount of a note then outstanding issued by our Italian subsidiary. In September 2002, we amended the 55 million Euro note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. The amended Euro note is unsecured and bears interest at 8%. Consistent with the terms of the amended Euro note, on September 24, 2002, we made a 35 million Euro principal payment to TPG. Under the terms of the amended Euro note, the U.S. parent company has guaranteed payment of this note in the event our Italian subsidiary fails to pay in accordance with the note’s stated terms.

Our unsecured borrowings totaled approximately $44,760 at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Non-cash accretion related to the 55 million Euro note approximated $54,000 in 2002 and is included in interest expense. Interest expense related to short-term borrowings from affiliates, excluding the accretion on the 55 million Euro note, was $472 for the year ended December 31, 2002 and $1,200 for the period November 14 to December 31, 2001.

Our weighted average interest rate on short-term borrowings was 5.2% and 5.4% at December 31, 2002 and 2001, respectively.

11 • LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2002	2001
	DOLLARS IN THOUSANDS
Owed to affiliates:
Senior subordinated secured notes with interest payable at 8% payable in kind in the first two years,14% payable in kind in the third and fourth years, and 14% payable in kind with optional payment in cash at the request of the note holders in the fifth and sixth years, $55,000 and $50,000 face value plus accrued stated interest in 2002 and 2001, respectively, due in 2007	$—	$—

Total owed to affiliates	—	—

Owed to nonaffiliates:
Notes with interest payable semiannually at rates ranging from 1.6% to 2.3%, due in 2002 through 2003	14,028	16,533
Notes with interest payable quarterly at rates ranging from 6.2% to 6.6%, due in 2002 through 2004	33,263	33,837
Notes with interest payable semiannually at rates ranging from 1.2% to 5.2%, due in 2002 through 2016	26,873	41,242
Notes with interest payable semiannually at rates ranging from 2.1% to 2.9%, due in 2003 through 2017	59,853	54,244
Revolving notes with interest payable quarterly at rates ranging from 2.9% to 3.3%, due in 2006	70,000	30,000

Total owed to nonaffiliates	204,017	175,856

Total long-term debt	204,017	175,856
Less current portion	43,019	31,113

	$160,998	$144,743

Pursuant to the transactions described in Note 2 above, TPG exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Preferred Stock with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. We recorded the senior subordinated secured notes at their fair market value of 1 dollar. We will accrete the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion in 2002 was less than $1 million. Assuming these notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1,000 in each of the years 2003 through 2005, and approximately $7,000 and $91,000 in 2006 and 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2002, the accreted value of these notes was less than one thousand dollars; however, the face value of these notes plus accrued stated interest was approximately $55,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

We have a $150,000 five-year revolving credit facility from Citibank/UBS (the Citibank/UBS Facility). TPG has guaranteed our obligations under this facility, and we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS Facility and the reimbursement agreement are secured by substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries. Our domestic subsidiaries have guaranteed our obligations under the Citibank/UBS Facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of our domestic subsidiaries. Loans can be made under this facility subject to certain conditions, bearing interest at LIBOR plus 1.5% or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and the Citibank prime rate) plus 0.5% per annum. At December 31, 2002, we had drawn $70 million against this credit facility.

In connection with the amendment of the Euro note obligation, TPG has provided us with a five-year $35,000 revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. The TPG Facility is guaranteed by our domestic subsidiaries and secured by substantially the same collateral that secures the Citibank/UBS Facility. As a condition to any borrowings under the TPG Facility, we must have repaid the Euro note obligation discussed in Note 10 above in full and must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100,000.

The Citibank/UBS Facility, the TPG Facility and the indenture for the senior subordinated secured notes contain certain covenants, including covenants to maintain minimum quarterly consolidated EBITDA; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. In the event that we violate these covenants, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

Long-term debt totaling $65,458 owed to banks by our Japanese subsidiary is guaranteed by the U.S. parent company. These loans mature in years ranging from 2003 to 2017. Such guarantees would require the U.S. parent company to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $374,017 at December 31, 2002, of which approximately $259,017 is outstanding, assuming the $50,000 senior subordinated secured notes are valued at face value plus accrued stated interest. We pay commitment fees of  1/2 of 1% on the unused portion of committed loan agreements.

Interest expense related to long-term notes payable to affiliates was $0 for the year ended December 31, 2002, $0 for the period November 14 to December 31, 2001, $69,523 for the period January 1 to November 13, 2001, and $72,929 in 2000.

The aggregate amounts of long-term debt maturing after December 31, 2002 are as follows:

	Face Value Plus Accrued Stated Interest	Carrying Amount
	DOLLARS IN THOUSANDS
2003	$43,019	$43,019
2004	40,779	40,779
2005	6,981	6,981
2006	76,433	76,433
2007	60,688	5,688
Thereafter	31,117	31,117

	$259,017	$204,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

In October 1996, we entered into a financing arrangement with the City of O’Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O’Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2002 and 2001, $132,000 and $141,000 was outstanding relating to these bonds, respectively.

The bonds were exchanged by the City of O’Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We have the option to purchase the machinery and equipment at the end of five years and the building and building improvements at the end of 10 years. The industrial revenue bonds bear interest at an annual rate of 6% and mature concurrent with the annual payments due under the terms of the lease.

We have classified the leased assets as property, plant and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O’Fallon may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

12 • REDEEMABLE PREFERRED STOCK

The Series A Cumulative Convertible Preferred Stock (Preferred Stock) had a stated value of $1,000 per share and was convertible into our common stock at a price of $2.25 per share. As a result of the restructuring transactions, 260,000 shares of the Preferred Stock were issued to TPG. We recorded the Preferred Stock at its fair value of 2 dollars. The Preferred Stock was redeemable at the option of the holders on or after November 13, 2009. Accordingly, the Preferred Stock was being accreted up to its stated value over this eight-year period.

Dividends on the Preferred Stock were payable at the rate of 10% per annum if paid in cash. If not declared and paid quarterly, dividends accumulated at 12% per annum and were payable in common stock upon conversion of the preferred or were payable in cash upon redemption of the Preferred Stock, a change in control of MEMC or a liquidation, dissolution, or winding up of MEMC. At December 31, 2001, the Preferred Stock had a liquidation value, including accrued but unpaid dividends, of $264,247.

On July 10, 2002, TPG converted all of the outstanding Preferred Stock plus cumulative unpaid preferred dividends into 125,010,556 shares of our common stock. As a result, effective July 11, 2002, there is no further preferred dividend requirement as the Preferred Stock is no longer outstanding. Following the conversion of the Preferred Stock, the Series A Cumulative Convertible Preferred Stock was retired and may not be reissued.

13 • STOCKHOLDERS’ EQUITY (DEFICIENCY)

Preferred Stock

We have 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock. The Series A Cumulative Convertible Preferred Stock was designated by our Board of Directors as a new series of preferred stock. See Note 12 above for a further description of the Series A Cumulative Convertible Preferred Stock.

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

We do not anticipate paying dividends on our common stock in the foreseeable future. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the Citibank/UBS Facility, the TPG Facility, the indenture for the senior subordinated secured notes, and the restructuring agreement between MEMC and TPG.

Treasury Stock

Prior to the transactions described in Note 2 above, treasury stock was valued at cost. Effective November 14, 2001, we wrote down the carrying value of our treasury stock as a result of the push-down of TPG’s nominal basis in MEMC.

Stock-Based Compensation

We have equity incentive plans that provide for the award of incentive and non-qualified stock options, restricted stock and performance shares to employees, non-employee directors, and consultants. There are 15,277,045 shares authorized for grant under these plans.

Prior to 2002, non-qualified stock options to employees had typically been granted on January 1 and vested at a rate of 25% annually over four years. In 2002, options were granted with two-year, four-year, and seven-year cliff vesting, in addition to four-year ratable vesting. Prior to 2002, non-qualified stock options to non-employee directors had typically been granted on January 1 but vested at a rate of 33 1/3% annually over three years. In 2002, non-qualified stock options to non-employee directors were granted on July 25, 2002 and vest at a rate of 33 1/3% annually over three years. The maximum term of each option is 10 years.

The exercise price of stock options granted has historically equaled the market price on the date of the grant. Under the provision of Opinion 25, in this case, there is no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In certain circumstances, stock options have been granted at prices less than the market price on the date of grant. These options were either immediately vested or will vest over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense will be recognized for the intrinsic value of the options of approximately $12,800 using an accelerated method over the applicable vesting periods. Compensation expense related to these stock options was $5,886, $0, and $0 in 2002, 2001, and 2000, respectively.

Recipients of stock grants do not pay any cash for the shares. Stock grants to employees totaled 244,258 shares of our common stock in 2002. We also issued 589,409 shares of restricted stock in 2002, which vest within one year after issuance. The weighted average fair value of the restricted stock on the date of grant was $5.69. Forfeitures of restricted stock totaled 13,369 shares in 2002. Recipients of restricted stock do not pay any cash consideration for the shares, have the right to vote all shares subject to such grant, and have dividend rights with respect to such shares, whether or not the shares have vested. We recorded compensation expense related to stock grants and restricted stock of $2,318, $2,178, and $0 in 2002, 2001, and 2000, respectively. There is no deferred compensation expense related to the stock grants or restricted stock at December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following table summarizes the activity for the stock option plans:

	Shares	Weighted- Average Option Price	Weighted-Average Fair Value of Options Granted
Year ended December 31, 2002:
Outstanding at beginning of year	2,976,180	$13.71
Granted at market	2,272,000	4.15	$3.37
Granted below market	5,440,650	2.60	3.86
Exercised	(83,375)	8.44
Canceled	(1,373,575)	10.20

Outstanding at end of year	9,231,880	$5.38

Options exercisable at year-end	1,706,480	$13.66

Year ended December 31, 2001:
Outstanding at beginning of year	2,697,784	$15.25
Granted at market	609,600	9.44	$6.60
Exercised	—	—
Canceled	(331,204)	18.38

Outstanding at end of year	2,976,180	$13.71

Options exercisable at year-end	1,686,655	$16.02

Year ended December 31, 2000:
Outstanding at beginning of year	2,325,744	$16.61
Granted at market	668,000	12.46	$8.68
Exercised	(78,600)	12.18
Canceled	(217,360)	22.30

Outstanding at end of year	2,697,784	$15.25

Options exercisable at year-end	1,596,343	$17.56

The table below summarizes information concerning options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.50 - 3.55	5,170,350	8.8 years	$2.16	205,025	$2.90
$4.99 - 9.88	2,890,050	8.3 years	6.27	464,850	8.90
$10.31 - 19.06	778,900	6.3 years	13.54	645,025	13.67
$20.13 - 49.50	392,580	2.8 years	24.93	391,580	24.94

	9,231,880	8.2 years	$5.38	1,706,480	$13.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

14 • LOSS PER SHARE

The numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the Preferred Stock would have been antidilutive. For all annual periods, the Preferred Stock, the warrants, and the options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

In January 2003 we granted options to purchase 631,300 shares of common stock at $7.90 to $8.75 per share. These options will vest ratably over four years.

15 • INCOME TAXES

Income (losses) before income taxes, equity in income (loss) of joint ventures and minority interests consists of the following:

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
	DOLLARS IN THOUSANDS
U.S.	$(5,849)	$(33,001)	$(262,846)	$(126,651)
Foreign	25,416	(3,017)	3,180	48,824

	$19,567	$(36,018)	$(259,666)	$(77,827)

Income tax (benefit) expense consists of the following:

	Current	Deferred	Total
	DOLLARS IN THOUSANDS
Year ended December 31, 2002:
U.S. federal	$(479)	$—	$(479)
State and local	(62)	—	(62)
Foreign	18,516	(1,263)	17,253

	$17,975	$(1,263)	$16,712

November 14 through December 31, 2001:
U.S. federal	$335	$—	$335
State and local	398	—	398
Foreign	69	774	843

	$802	$774	$1,576

January 1 through November 13, 2001:
U.S. federal	$(6,726)	$228,643	$221,917
State and local	111	10,382	10,493
Foreign	6,698	244	6,942

	$83	$239,269	$239,352

Year ended December 31, 2000:
U.S. federal	$1,228	$(32,447)	$(31,219)
State and local	786	(2,819)	(2,033)
Foreign	16,705	(4,466)	12,239

	$18,719	$(39,732)	$(21,013)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to (income) loss before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following:

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
	DOLLARS IN THOUSANDS
Income tax at federal statutory rate	$6,848	$(12,607)	$(90,883)	$(27,240)
Increase (reduction) in income taxes:
Change in the valuation allowance for deferred tax asset	(10,071)	11,009	321,594	(13,642)
Reorganization items	215,432	—	—	—
Change in the valuation allowance for reorganization items	(215,432)	—	—	—
Interest accretion	19,029	—	—	—
Foreign tax differences	2,260	78	10,681	20,787
State income taxes, net of federal benefit	(41)	258	6,821	(1,321)
Asset revaluation—foreign subsidiaries	(2,723)	(330)	(8,178)	—
Investment incentives	(13)	1,450	(43)	(714)
Other, net	1,423	1,718	(640)	1,117

	$16,712	$1,576	$239,352	$(21,013)

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	December 31,
	2002	2001
	DOLLARS IN THOUSANDS
Deferred tax assets:
Inventories	$8,248	$9,510
Expense accruals	27,574	29,562
Property, plant and equipment	170,410	197,809
Pension, medical and other employee benefits	36,744	39,542
Net operating loss carryforwards	99,216	277,903
Alternative minimum tax credit carryforwards	2,260	3,760
Other	1,128	2,813

Total gross deferred tax assets	345,580	560,899
Less valuation allowance	(295,945)	(522,943)

Net deferred tax assets	49,635	37,956

Deferred tax liabilities:
Other	(15,491)	(8,242)

Total deferred tax liabilities	(15,491)	(8,242)

Net deferred tax assets	$34,144	$29,714

In 2001, we increased our deferred tax valuation allowance by $461,000 to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382. In 2002, we reviewed our total net deferred taxes by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the balance sheet:

	December 31,
	2002	2001
	DOLLARS IN THOUSANDS
Current deferred tax assets (liabilities), net	$476	$(345)
Noncurrent deferred tax assets, net	33,668	30,059

	$34,144	$29,714

Our federal and foreign net operating loss carryforwards at December 31, 2002 were $195,444, of which $24,195 will expire in 2003; $3,063 will expire in 2004; $76 will expire in 2006; $19,527 will expire in 2007; $38,895 will expire in 2020; and $109,688 will expire in 2022. We also have alternative minimum tax credit carryforwards available of $2,260.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Note 2 above. As a result of the ownership change, approximately $861,000 of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Certain portions of our U.S. net operating losses may be subject to the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2002, our net operating loss carryforwards do not carry any value in our consolidated balance sheet.

Push-down accounting as described in Note 2 above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

16 • BENEFIT PLANS

Prior to January 2, 2002, our defined benefit plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, no new participants will be added to the plan.

We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The nonqualified plan has been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for certain participants. In addition, no new participants will be added to the plan.

Pursuant to the change in majority ownership as discussed in Note 2 above, effective as of November 14, 2001, we revalued our pension and postretirement related liabilities to their fair market values to reflect the push-down of TPG’s nominal basis in MEMC. Planned changes in provisions of the pension and postretirement plans, as well as curtailments resulting from reductions in the workforce and plan amendments, were contemplated in determining the fair market values of these liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Net periodic pension cost consists of the following:

	Pension Plans			Health Care Plan
Year ended December 31,	2002	2001	2000	2002	2001	2000
	DOLLARS IN THOUSANDS
Service cost	$3,408	$7,067	$6,240	$409	$1,280	$1,383
Interest cost	9,365	9,983	8,977	3,502	3,811	3,693
Expected return on plan assets	(7,130)	(8,187)	(7,436)	—	—	—
Amortization of service costs	—	484	579	—	(690)	(707)
Net actuarial loss/(gain)	—	360	110	—	(151)	(163)
Curtailment loss recognized	—	1,890	—	—	67	—

Net periodic benefit cost	$5,643	$11,597	$8,470	$3,911	$4,317	$4,206

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care Plan
Year ended December 31,	2002	2001	2002	2001
	DOLLARS IN THOUSANDS
Change in benefit obligation:
Benefit obligation, beginning	$154,124	$121,783	$55,932	$50,012
Service cost	3,408	7,067	409	1,280
Interest cost	9,365	9,983	3,502	3,811
Amendments	658	5,364	—	—
Actuarial (gain)/loss	5,492	20,040	(68)	1,546
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)
Curtailments	(16,424)	(1,185)	(4,522)	2,640

Benefit obligation as of September 30	136,040	154,124	51,464)	55,932

Change in plan assets:
Fair value of plan assets, beginning	89,500	104,074	—	—
Actual return on plan assets	(4,464)	(8,607)	—	—
Employer contributions	8,200	2,961	3,789	3,357
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)

Fair value of plan assets as of September 30	72,653	89,500	—	—

Funded status as of September 30	(63,387)	(64,624)	(51,464)	(55,932)
Unrecognized prior service cost	11	3,612	—	—
Unrecognized net actuarial (gain)/loss	14,826	21,895	(68)	—
Fourth quarter contribution	112	5,301	947	536
Purchase accounting	—	(13,051)	—	4,522

Accrued benefit cost at December 31	$(48,438)	$(46,867)	$(50,585)	$(50,874)

Amounts recognized in statement of financial position:
Accrued benefit liability	$(51,648)	$(42,474)	$(51,532)	$(55,932)
Fourth quarter contribution	112	5,301	947	536
Intangible asset	—	393	—	—
Accumulated other comprehensive income	3,098	2,964	—	—
Purchase accounting	—	(13,051)	—	4,522)

Accrued pension expense	$(48,438)	$(46,867)	$(50,585)	$(50,874)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Pension plan assets are invested primarily in insurance contracts, marketable securities including common stocks, bonds and interest-bearing deposits.

For all of the above pension plans and for both periods presented, the accumulated benefit obligation was in excess of plan assets. The accumulated benefit obligation was $123,413 and $126,163 as of September 30, 2002 and 2001, respectively.

We recognized the curtailments related to the closure of the small diameter line at MEMC Southwest Inc. and the reductions in workforce during 2001.

The following is a table of the actuarial assumptions:

	Pension Plans		Health Care Plan
	2002	2001	2002	2001
Weighted-average assumptions:
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.00%	8.00%	NA	NA
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

An average increase of 10.25% in the cost of health care benefits was assumed for 2002. The rate was assumed to decrease 1% per year to 5.25% in 2007 and to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2002:

	1% Increase	1% Decrease
	DOLLARS IN THOUSANDS
Total service and interest cost components	$36	$(35)
Postretirement benefit obligation	187	(182)

We also have pension plans for our foreign subsidiaries. The aggregate pension expense and liability for these plans are not material to the consolidated financial statements.

17 • RETIREMENT SAVINGS PLAN

We sponsor a defined contribution plan under Section 401(k) of the IRC covering all U.S. salaried and hourly employees. Our contributions included in results of operations totaled $2,459, $3,140, and $3,633, for 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

18 • COMMITMENTS AND CONTINGENCIES

We lease buildings, equipment and automobiles under operating leases. Rental expense was $6,219, $8,320, and $17,607 in 2002, 2001, and 2000, respectively. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2002:

DOLLARS IN THOUSANDS
2003	$4,655
2004	3,192
2005	1,859
2006	149
Thereafter	—

$9,855

19 • GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment—the design, manufacture and sale of wafers for the semiconductor industry.

Geographic financial information is as follows:

Net Sales to Customers:	2002	2001	2000
	DOLLARS IN THOUSANDS
United States	$249,915	$237,049	$411,222
Japan	68,581	78,080	125,903
Korea	123,670	125,427	80,701
Italy	30,689	26,525	30,828
Other Foreign Countries	214,325	150,772	222,983

Total	$687,180	$617,853	$871,637

Long-Lived Assets:	2002	2001	2000
	DOLLARS IN THOUSANDS
United States	$131,718	$158,881	$744,172
Japan	36,584	37,023	184,386
Korea	13,882	9,800	190,157
Italy	32,271	27,929	96,378
Other Foreign Countries	19,851	21,612	61,468

Total	$234,306	$255,245	$1,276,561

Net sales are attributed to countries based on the location of the customer. Investments in joint ventures are presented based on the countries in which they are located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

20 • UNAUDITED QUARTERLY FINANCIAL INFORMATION

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$136,651	$174,271	$190,264	$185,994
Gross margin	21,667	44,867	52,847	54,077
Income (loss) before equity in income (loss) of joint ventures and minority interests	(9,607)	14,748	(43,078)	40,792
Equity in income (loss) of joint ventures	(282)	945	1,308	(732)
Minority interests	(308)	(1,549)	(2,982)	(4,325)
Net income (loss) allocable to common stockholders	(18,124)	5,978	(45,686)	35,735
Basic earnings (loss) per share	(0.26)	0.09	(0.25)	0.18
Diluted earnings (loss) per share	(0.26)	0.07	(0.25)	0.17
Market price:
High	5.90	11.50	5.25	9.48
Low	3.00	4.20	2.25	3.12

2001	First Quarter	Second Quarter	Third Quarter	Oct. 1 through Nov. 13	Nov. 14 through Dec. 31
	DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$219,834	$156,857	$120,744	$61,572	$58,846
Gross margin	27,766	(16,772)	(34,728)	(16,023)	(11,731)
Loss before equity in income (loss) of joint ventures and minority interests	(17,817)	(360,234)	(71,229)	(49,738)	(37,594)
Equity in income (loss) of joint ventures	249	217	(9)	(16)	(2,822)
Minority interests	1	4,695	3,796	1,060	11,019
Net loss allocable to common stockholders	(17,567)	(355,322)	(67,442)	(48,694)	(33,644)
Basic and diluted loss per share	(.25)	(5.10)	(.97)	(.71)	(.48)
Market price:
High	11.90	8.85	7.60	3.59	4.99
Low	5.81	5.94	1.05	1.65	3.10

INDEPENDENT AUDITORS ‘ REPORT

The Board of Directors

MEMC Electronic Materials, Inc.:

We have audited the accompanying Consolidated Balance Sheets of MEMC Electronic Materials, Inc. and subsidiaries (MEMC) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of MEMC as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the year ended December 31, 2002, the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, MEMC’s former majority shareholder divested its interests in MEMC to an unaffiliated investor group. The transaction has been accounted for as a purchase, and the investor group’s basis in MEMC has been pushed-down to the MEMC accounting records creating a new basis of accounting, effective November 13, 2001. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP

St. Louis, Missouri

January 23, 2003

BOARD OF DIRECTORS

John Marren

Chairman of the Board

Partner

Texas Pacific Group

(1)

Nabeel Gareeb

President and Chief Executive Officer

James Coulter

Managing General Partner

Texas Pacific Group

Jean-Marc Chapus

Managing Director

TCW

President and Chief Executive Officer

TCW/Crescent Mezzanine, L.L.C.

Gene J. Frantz

Partner

Texas Pacific Group

John Danhakl

Partner

Leonard Green & Partners

William E. Stevens

Chief Executive Officer

BBI Group, Inc.

(2)

Robert J. Boehlke

Former Executive Vice President and

Chief Financial Officer

KLA-Tencor

(1, 2)

C. Douglas Marsh

Vice President Business Integration

& US Institutional Investor Relations

ASM Lithography

(1, 2)

William D. Watkins

President and Chief Operating Officer

Seagate Technologies

Committees

(1) Compensation and Nominating

(2) Audit

OFFICERS

Nabeel Gareeb President and Chief Executive Officer James M. Stolze Executive Vice President and Chief Financial Officer Jonathon P. Jansky Senior Vice President Operations	Chandrasekhar Sadasivam Senior Vice President Research and Development Thomas P. Stiffler Senior Vice President Human Resources David L. Fleisher Vice President General Counsel and Secretary

STOCKHOLDERS’ INFORMATION

Corporate Office

MEMC Electronic Materials, Inc.

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

(636) 474-5000

www.memc.com

Transfer Agent and Registrar

Computershare Investor Services, L.L.C.

2 North LaSalle Street

P. O. Box A3504

Chicago, Illinois 60690-3504

(312) 360-5433

www.computershare.com

Stockholder Inquiries

Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC’s transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

Common Stock Listing

MEMC’s common stock is traded on the New York Stock Exchange under the symbol “WFR”. On December 31, 2002, the last business day of the year, the Company had 697 stockholders of record.

Form 10-K

Stockholders may obtain a copy of MEMC’s Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2002, filed with the Securities and Exchange Commission, by writing MEMC’s Investor Relations Department or by calling (636) 474-5443.

Financial Information

MEMC maintains a home page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases, significant corporate disclosures and the names of securities analysts who issue research on MEMC.

Independent Auditors

KPMG LLP

10 South Broadway, Suite 900

St. Louis, Missouri 63102

Investor Relations

Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:

MEMC Electronic Materials, Inc.

Investor Relations Department

501 Pearl Drive (City of O’Fallon)

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