Form 10-K/A, Exhibit 13
period 2002-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2003-11-13
CIK 945436

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

In 2002, as part of our continuing aggressive cost reductions, we incurred charges of $15 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan. Actual charges against the provision for restructuring costs for these restructuring activities in 2002 totaled $9 million and primarily related to a reduction in headcount of 460 employees in 2002. We expect pre-tax savings from these restructuring activities to be approximately $16 million in personnel-related expenses on an annualized basis. As the personnel-related actions occurred throughout 2002, a portion of the savings began to be realized in 2002, while the majority of the savings will affect calendar 2003.

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

LIQUIDITY AND CAPITAL RESOURCES

	2002	2001	2000
	DOLLARS IN MILLIONS
Net Cash Provided by (Used in):
Operating Activities	$87	$(25)	$52
Investing Activities	(39)	(58)	(71)
Financing Activities	(11)	91	70

In 2002, we generated $87 million of cash from operating activities, compared to a use of $25 million of cash in operating activities in 2001. This improvement was primarily due to our improved operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our principal sources and uses of cash during 2002 were as follows:

Sources:

•	Generated $87 million from operations.

Uses:

•	Invested $22 million in capital expenditures;
•	Invested $10 million in short-term investments;
•	Net repayments of $9 million under debt agreements; and
•	Refunded $8 million on an expired option on MEMC Pasadena, Inc.

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

Our net cash used in investing activities improved $19 million in 2002 compared to 2001 primarily as a result of significantly lower spending on capital projects. Our capital expenditures in 2002 were primarily related to maintenance and capabilities. At December 31, 2002, we had $9 million of committed capital expenditures related to various manufacturing and technology projects.

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

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. In addition, in 1995 we entered into a technology transfer agreement among us, Texas Instruments Incorporated and MEMC Southwest under which we have agreed to indemnify MEMC Southwest and Texas Instruments Incorporated against certain claims of infringement of the intellectual property rights of others. The terms of most of these indemnifications do not provide for a limitation of our liability. We have not had any claims related to these indemnifications.

Pension expense related to our defined benefit plan was $6 million in 2002, compared to $12 million in 2001. Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. Assuming a 100 basis point variation in these assumptions, our 2002 pension expense would have been approximately $2 million higher or lower. In general, pension expense is expected to increase, primarily as a result of the general economic environment and the prevailing low interest rates.

Our pension liability as of December 31, 2002 totaled $48 million. In addition, as of December 31, 2002, we had an unrecognized net actuarial loss of $15 million, primarily due to lower than expected earnings on pension investments. Our pension obligations are funded in accordance with provisions of federal law. We did not make any contributions to our pension plan in 2002, and we do not expect to make any contributions to our pension plan in calendar year 2003.

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

Employee-Related Liabilities

We have a long-term liability for our defined benefit pension plan. Detailed information related to this liability is included in Note 16 of Notes to Consolidated Financial Statements herein. Our pension obligation is funded in accordance with provisions of federal law.

Our pension liability is actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates.

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

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. We do not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46.

We do not believe the implementation of Statements No. 143 or 146 or FIN 46 will have a material effect on our financial condition or results of operations.

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

Forward-looking statements in this report include those concerning:

•	Our intent to continue to increase our focus on R&D in 2003 in order to maintain our innovative edge and match new products to emerging customer needs;

•	Our belief that OptiaTM is increasingly critical as line widths continue to shrink;

•	Our belief that our break-even annual revenue is nearly $500 million;

•	Our intent to continue our relentless drive to reduce our costs, while at the same time delivering next generation products to our customers;

•	Our belief that our new rigorous fiscal discipline will guide us to new levels of operating efficiency and move us towards our long-term model;

•	Our goal of being self-funding;

•	Our long-term steady-state model of continuously improving results irrespective of industry cycles;

•	Our aim to lead our industry through a healthy balance of technology, market share, and profits;

•	Our hope that the actions we have taken in 2002 will combine in 2003 to deliver another solid year for MEMC and our stockholders;

•	Our belief that the new industry landscape favors MEMC;

•	Our expectation that technology innovation will continue to drive our business and will be more rapidly commercialized by leveraging the new operational improvements we have introduced this past year;

•	The potential for continued delivery of outstanding results;

•	Our belief that it is more likely than not that, with our projection of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31,2002;

•	Our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	The impact of the implementation of SFAS Nos. 143 and 146 and of FIN 46;

•	The impact of an adverse change in interest and currency exchange rates;

•	Our expectation that, assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense recorded in our statement of operations related to the accretion of the notes and related stated interest expense will be less than $1 million in each of the years 2003 through 2005, and approximately $7 million and $91 million in 2006 and 2007, respectively;

•	Our expectation that $5.5 million of the restructuring reserve will be paid out in the first half of 2003;

•	The adequacy and timing of the utilization of the remaining portion of our restructuring reserve;

•	The expectation that we will not pay dividends on our common stock in the foreseeable future;

•	Our expectation that our pre-tax savings from restructuring activities will be approximately $16 million on an annualized basis; and

•	Our expectation that our pension expense will increase.

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

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Cash flows from operating activities:
Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	34,160	5,271	169,341	173,085
Interest accretion	57,252	502	—	—
Minority interests	9,164	(11,019)	(9,552)	1,240
Equity in (income) loss of joint ventures	(1,239)	2,822	(441)	(14,664)
Currency (gains) losses	(11,157)	3,828	(288)	(169)
Restructuring costs	3,764	1,345	16,179	—
(Gain) loss on sale of property, plant and equipment	(505)	233	377	(2,789)
Stock compensation	6,777	2,647	—	—
Deferred taxes	8	774	238,161	(38,601)
Changes in assets and liabilities:
Accounts receivable	(21,719)	5,323	67,322	(31,460)
Income taxes	8,956	(354)	(10,844)	20,410
Inventories	(10,739)	17,011	24,015	(16,417)
Prepaid and other current assets	(308)	1,812	(8,288)	(10,246)
Accounts payable	11,162	5,699	(18,659)	(1,128)
Accrued liabilities	(10,217)	(265)	1,270	4,198
Customer deposits	(10,071)	—	(7,508)	(8,249)
Accrued wages and salaries	11,722	(9,658)	(4,044)	3,460
Other long-term assets	7,391	1,201	2,195	18,518
Pension and other long-term liabilities	7,358	(2,686)	10,114	(1,758)

Net cash provided by (used in) operating activities	86,689	(4,911)	(19,675)	52,040

Cash flows from investing activities:
Capital expenditures	(21,952)	(6,995)	(42,842)	(57,812)
Proceeds from sale of property, plant and equipment	1,032	51	94	3,060
Purchases of short-term investments	(35,402)	(257)	(32,841)	(716)
Sales of short-term investments	24,947	—	24,718	332
Refund of option payment	(7,500)	—	—	—
Purchase of business, net of cash acquired	—	—	—	(16,290)

Net cash used in investing activities	(38,875)	(7,201)	(50,871)	(71,426)

Cash flows from financing activities:
Net short-term borrowings	(23,322)	(5,714)	42,605	5,916
Proceeds from issuance of long-term debt	40,243	32,172	93,015	100,119
Principal payments on long-term debt	(25,901)	(19,255)	(61,830)	(37,437)
Dividend to minority interest	(2,251)	—	(2,759)	—
Proceeds from issuance of common stock	703	—	—	958
Capital contributions from E.ON AG	—	37,000	—	—
Expenses related to recapitalization	—	(24,220)	—	—

Net cash provided by (used in) financing activities	(10,528)	19,983	71,031	69,556

Effect of exchange rate changes on cash and cash equivalents	7,009	(601)	(2,939)	(8,201)

Net increase (decrease) in cash and cash equivalents	44,295	7,270	(2,454)	41,969
Cash and cash equivalents at beginning of period	75,356	68,086	70,540	28,571

Cash and cash equivalents at end of period	$119,651	$75,356	$68,086	$70,540

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$18,732	$1,856	$68,546	$76,026
Income taxes paid	$11,648	$854	$5,638	$3,201

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS‘ EQUITY (DEFICIENCY)

DOLLARS IN THOUSANDS

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total Stockholders’ Equity (Deficiency)	Total Compre- hensive Loss
Balance at December 31,1999	$705	$770,476	$(299,317)	$(22,053)	$—	$(17,020)	$432,791
Comprehensive loss:
Net loss	—	—	(43,390)	—	—	—	(43,390)	(43,390)
Net translation adjustment	—	—	—	(24,640)	—	—	(24,640)	(24,640)
Minimum pension liability (net) of $293 tax	—	—	—	459	—	—	459	459
Stock plans, net	—	1,199	—	—	—	—	1,199	—

Total comprehensive loss								(67,571)

Balance at December 31, 2000	705	771,675	(342,707)	(46,234)	—	(17,020)	366,419
Comprehensive loss:
Net loss, January 1 to November 13	—	—	(489,025)	—	—	—	(489,025)	(489,025)
Net translation adjustment	—	—	—	(2,203)	—	—	(2,203)	(2,203)

Total comprehensive loss								(491,228)

Balance at November 13, 2001	705	771,675	(831,732)	(48,437)	—	(17,020)	(124,809)
Comprehensive loss:
Net loss, November 14 to December 31	—	—	(29,397)	—	—	—	(29,397)	(29,397)
Net translation adjustment	—	—	—	6,952	—	—	6,952	6,952
Deferred compensation	—	2,647	—	—	—	—	2,647	—
Purchase accounting	—	(761,994)	831,732	42,320	—	12,300	124,358	—
Cumulative preferred stock dividend	—	(4,247)	—	—	—	—	(4,247)	—

Total comprehensive loss								(22,445)

Balance at December 31, 2001	705	8,081	(29,397)	835	—	(4,720)	(24,496)
Comprehensive loss:
Net loss	—	—	(5,070)	—	—	—	(5,070)	(5,070)
Net translation adjustment	—	—	—	(5,713)	—	—	(5,713)	(5,713)
Minimum pension liability (net) of $0 tax	—	—	—	(2,451)	—	—	(2,451)	(2,451)
Stock plans, net	10	15,887	—	—	(7,094)	—	8,803	—
Conversion of preferred stock	1,250	20,024	—	—	—	—	21,274	—
Cumulative preferred stock dividend	—	(17,027)	—	—	—	—	(17,027)	—

Total comprehensive loss								$(13,234)

Balance at December 31, 2002	$1,965	$26,965	$(34,467)	$(7,329)	$(7,094)	$(4,720)	$(24,680)

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

(d) Short-term Investments

Short-term investments include certain investments of our Korean subsidiary and are managed by various investment trust companies within Korea. We consider these investments to be trading securities. These investments, which have been stated at their respective fair market values, are considered low risk and highly liquid. The underlying trust companies invest primarily in investment grade Korean company corporate bonds and debentures and to a lesser extent Korean company common stock. Unrealized gains included in short-term investments at December 31, 2002 and 2001 were $2,676 and $1,953, respectively. Unrealized gains or losses are recognized in the statement of operations as nonoperating (income) expense. Total net unrealized gains (losses) of $723, $1,282 and ($1,011) have been included in earnings in 2002, 2001 and 2000, respectively.

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

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001 and completion of a transitional goodwill impairment test. If a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. We conducted a transitional goodwill test and we conducted an annual goodwill test for impairment. We operate as one reporting unit, and we believe there is no indication of impairment at December 31, 2002. We have recorded no impairment charges in 2002.

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

Information on the estimated fair values of financial instruments is as follows:

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

6 • RESTRUCTURING COSTS

In 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan. Actual charges against the provision for restructuring costs for these restructuring activities in 2002 totaled $9,151 and primarily related to a reduction in headcount of 460 employees in 2002. We expect pre-tax savings from these restructuring activities to be approximately $16,100 in personnel-related expenses on an annualized basis. As the personnel-related actions occurred throughout 2002, a portion of the savings began to be realized in 2002, while the majority of the savings will affect calendar 2003.

In the first quarter of 2002, we recorded an adjustment to reduce the restructuring reserve by $3,700. This amount was considered to be an adjustment to purchase accounting affecting our balance sheet at November 13, 2001, rather than as a current benefit in our statement of operations. This reduction related to dismantling and related costs and personnel costs at the Spartanburg, South Carolina facility and the small diameter wafer line at MEMC Southwest that were closed in 1999 and 2001, respectively. Of the reduction, $3,073 was a result of further write-downs of the Spartanburg facility in connection with push-down accounting. The remainder was a result of actual expenses related to the closure of the MEMC Southwest small diameter wafer line being less than we had originally estimated.

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

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150,000 revolving credit facility between us and TPG. The original TPG $150,000 revolving credit facility was substantially similar to the Citibank/UBS Facility except that the interest rates were 2% higher than the interest rates under the Citibank/UBS Facility.

The Citibank/UBS Facility, the TPG Facility and the indenture for the senior subordinated secured notes contain change in control provisions. Under these instruments, if (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following table summarizes the activity for the stock option plans:

	Shares	Weighted- Average Option Price	Weighted- Average Fair Value of Options Granted
Year ended December 31, 2002:
Outstanding at beginning of year	2,976,180	$13.71
Granted at market	2,272,000	4.15	$3.37
Granted below market	5,440,650	2.60	3.86
Exercised	(83,375)	8.44
Canceled	(1,373,575)	10.20

Outstanding at end of year	9,231,880	$5.38

Options exercisable at year-end	1,706,480	$13.66

Year ended December 31, 2001:
Outstanding at beginning of year	2,697,784	$15.25
Granted at market	609,600	9.44	$6.60
Exercised	—	—
Canceled	(331,204)	18.38

Outstanding at end of year	2,976,180	$13.71

Options exercisable at year-end	1,686,655	$16.02

Year ended December 31, 2000:
Outstanding at beginning of year	2,325,744	$16.61
Granted at market	668,000	12.46	$8.68
Exercised	(78,600)	12.18
Canceled	(217,360)	22.30

Outstanding at end of year	2,697,784	$15.25

Options exercisable at year-end	1,596,343	$17.56

The table below summarizes information concerning options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.50 - 3.55	5,170,350	8.8 years	$2.16	205,025	$2.90
$4.99 - 9.88	2,890,050	8.3 years	6.27	464,850	8.90
$10.31 - 19.06	778,900	6.3 years	13.54	645,025	13.67
$20.13 - 49.50	392,580	2.8 years	24.93	391,580	24.94

	9,231,880	8.2 years	$5.38	1,706,480	$13.66

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Net periodic pension cost consists of the following:

	Pension Plans			Health Care Plan
Year ended December 31,	2002	2001	2000	2002	2001	2000
	DOLLARS IN THOUSANDS
Service cost	$3,408	$7,067	$6,240	$409	$1,280	$1,383
Interest cost	9,365	9,983	8,977	3,502	3,811	3,693
Expected return on plan assets	(7,130)	(8,187)	(7,436)	—	—	—
Amortization of service costs	—	484	579	—	(690)	(707)
Net actuarial loss/(gain)	—	360	110	—	(151)	(163)
Curtailment loss recognized	—	1,890	—	—	67	—

Net periodic benefit cost	$5,643	$11,597	$8,470	$3,911	$4,317	$4,206

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care Plan
Year ended December 31,	2002	2001	2002	2001
	DOLLARS IN THOUSANDS
Change in benefit obligation:
Benefit obligation, beginning	$154,124	$121,783	$55,932	$50,012
Service cost	3,408	7,067	409	1,280
Interest cost	9,365	9,983	3,502	3,811
Amendments	658	5,364	—	—
Actuarial (gain)/loss	5,492	20,040	(68)	1,546
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)
Curtailments	(16,424)	(1,185)	(4,522)	2,640

Benefit obligation as of September 30	136,040	154,124	51,464	55,932

Change in plan assets:
Fair value of plan assets, beginning	89,500	104,074	—	—
Actual return on plan assets	(4,464)	(8,607)	—	—
Employer contributions	8,200	2,961	3,789	3,357
Benefits paid	(20,583)	(8,928)	(3,789)	(3,357)

Fair value of plan assets as of September 30	72,653	89,500	—	—

Funded status as of September 30	(63,387)	(64,624)	(51,464)	(55,932)
Unrecognized prior service cost	11	3,612	—	—
Unrecognized net actuarial (gain)/loss	14,826	21,895	(68)	—
Fourth quarter contribution	112	5,301	947	536
Purchase accounting	—	(13,051)	—	4,522

Accrued benefit cost at December 31	$(48,438)	$(46,867)	$(50,585)	$(50,874)

Amounts recognized in statement of financial position:
Accrued benefit liability	$(51,648)	$(42,474)	$(51,532)	$(55,932)
Fourth quarter contribution	112	5,301	947	536
Intangible asset	—	393	—	—
Accumulated other comprehensive income	3,098	2,964	—	—
Purchase accounting	—	(13,051)	—	4,522

Accrued pension expense	$(48,438)	$(46,867)	$(50,585)	$(50,874)

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

Quarter ended June 30, 2001

During the second quarter of 2001, we decided to close a small diameter line at MEMC Southwest in Sherman, Texas. MEMC Southwest is a joint venture 80% owned by MEMC and 20% owned by Texas Instruments. This action was taken as part of the Company’s continuing efforts to focus its manufacturing facilities, to improve its cost structure, and to balance its production capabilities with the evolving market conditions. We recorded restructuring charges totaling approximately $22,000 related to this action.

During the second quarter of 2001, we reevaluated the conditions surrounding our ability to use our tax loss carryforwards under Internal Revenue Code (IRC) Section 382 and determined it appropriate to discontinue recognition of additional tax benefits from net operating loss carryforwards. As a result, we increased our valuation allowance related to deferred tax assets in the amount of $294,000. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and possible limitations for federal income tax purposes on our ability to use our tax loss carryforwards under IRC Section 382.

Quarter ended December 31, 2001

During the period October 1 through November 13, 2001 and the period November 14 through December 31, 2001, we reduced our workforce by approximately 800 employees, including U.S. and Malaysian salaried and hourly employees. This action was taken to balance our operating costs with the weakened product demand. We recorded total charges of $10,060 related to this action in the fourth quarter of 2001.

Quarter ended March 31, 2002

During the first quarter of 2002, we reduced our workforce by approximately 100 employees, including U.S., Italy and Japan salaried and hourly employees. We recorded a restructuring charge of $2,174 related to these actions.

Quarter ended June 30, 2002

During the second quarter 2002, we reduced our workforce by approximately 50 employees, including salaried and hourly employees in the U.S., Italy, Korea and Japan. We recorded a restructuring charge of $4,811 related to these workforce reductions.

We recorded currency gains of $10,000 in the second quarter of 2002 on long-term instruments. The currency gains resulted from the significant weakening of the US Dollar against the Japanese Yen in the second quarter of 2002.

Quarter ended September 30, 2002

In connection with our debt restructuring on November 13, 2001, TPG retained 55 million Euro in principal amount of a note issued by our Italian subsidiary. We recorded the 55 million Euro Italian subsidiary note at its fair market value of one dollar as of November 13, 2001. We accreted this debt instrument up to its face value in less than one year, as the note was due and payable in September 2002, using the effective interest method. Interest expense related to the accretion of the 55 million Euro Italian subsidiary note was approximately $53,400 for the three months ended September 30, 2002.

During the third quarter of 2002, we reduced our workforce by approximately 300 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia and Japan. We recorded a restructuring charge of $8,315 related primarily to these workforce reductions.

Quarter ended December 31, 2002

We recorded currency gains of $4,000 in the fourth quarter of 2002 on long-term instruments. The currency gains resulted from the significant weakening of the US Dollar against the Japanese Yen in the fourth quarter of 2002.

We also recorded a one-time gain of approximately $8,000 on an option on MEMC Pasadena, Inc., which expired on October 31, 2002.

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

Chairman of the Board

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