Form 10-K/A, Exhibit 13
period 2002-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2003-12-09
CIK 945436

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

LIQUIDITY AND CAPITAL RESOURCES

	2002	2001	2000
	DOLLARS IN MILLIONS
Net Cash Provided by (Used in):
Operating Activities	$76	$(33)	$52
Investing Activities	(28)	(50)	(71)
Financing Activities	(11)	91	70

In 2002, we generated $76 million of cash from operating activities, compared to a use of $33 million of cash in operating activities in 2001. This improvement was primarily due to our improved operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our principal sources and uses of cash during 2002 were as follows:

Sources:

•	Generated $76 million from operations.

Uses:

•	Invested $22 million in capital expenditures;
•	Net repayments of $9 million under debt agreements; and
•	Refunded $8 million on an expired option on MEMC Pasadena, Inc.

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

Our net cash used in investing activities improved $21 million in 2002 compared to 2001 primarily as a result of significantly lower spending on capital projects. Our capital expenditures in 2002 were primarily related to maintenance and capabilities. At December 31, 2002, we had $9 million of committed capital expenditures related to various manufacturing and technology projects.

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

Pension expense related to our defined benefit plan was $6 million in 2002, compared to $12 million in 2001. Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2002 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2002 was negative 2.6%. We use the Moody’s AA long-term bond rate as a guideline in determining our discount rate assumption. Assuming a 100 basis point variation in these assumptions, our 2002 pension expense would have been approximately $2 million higher or lower. In general, pension expense is expected to increase, primarily as a result of the general economic environment and the prevailing low interest rates.

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

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS

			Predecessor
	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001	Year ended Dec. 31, 2000
Cash flows from operating activities:
Net loss	$(5,070)	$(29,397)	$(489,025)	$(43,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	34,160	5,271	169,341	173,085
Interest accretion	57,252	502	—	—
Minority interests	9,164	(11,019)	(9,552)	1,240
Equity in (income) loss of joint ventures	(1,239)	2,822	(441)	(14,664)
Currency (gains) losses	(11,157)	3,828	(288)	(169)
Restructuring costs	3,764	1,345	16,179	—
(Gain) loss on sale of property, plant and equipment	(505)	233	377	(2,789)
Stock compensation	6,777	2,647	—	—
Deferred taxes	8	774	238,161	(38,601)
Changes in assets and liabilities:
Short-term investments	(10,455)	(257)	(8,123)	(384)
Accounts receivable	(21,719)	5,323	67,322	(31,460)
Income taxes	8,956	(354)	(10,844)	20,410
Inventories	(10,739)	17,011	24,015	(16,417)
Prepaid and other current assets	(308)	1,812	(8,288)	(10,246)
Accounts payable	11,162	5,699	(18,659)	(1,128)
Accrued liabilities	(10,217)	(265)	1,270	4,198
Customer deposits	(10,071)	—	(7,508)	(8,249)
Accrued wages and salaries	11,722	(9,658)	(4,044)	3,460
Other long-term assets	7,391	1,201	2,195	18,518
Pension and other long-term liabilities	7,358	(2,686)	10,114	(1,758)

Net cash provided by (used in) operating activities	76,234	(5,168)	(27,798)	51,656

Cash flows from investing activities:
Capital expenditures	(21,952)	(6,995)	(42,842)	(57,812)
Proceeds from sale of property, plant and equipment	1,032	51	94	3,060
Refund of option payment	(7,500)	—	—	—
Purchase of business, net of cash acquired	—	—	—	(16,290)

Net cash used in investing activities	(28,420)	(6,944)	(42,748)	(71,042)

Cash flows from financing activities:
Net short-term borrowings	(23,322)	(5,714)	42,605	5,916
Proceeds from issuance of long-term debt	40,243	32,172	93,015	100,119
Principal payments on long-term debt	(25,901)	(19,255)	(61,830)	(37,437)
Dividend to minority interest	(2,251)	—	(2,759)	—
Proceeds from issuance of common stock	703	—	—	958
Capital contributions from E.ON AG	—	37,000	—	—
Expenses related to recapitalization	—	(24,220)	—	—

Net cash provided by (used in) financing activities	(10,528)	19,983	71,031	69,556

Effect of exchange rate changes on cash and cash equivalents	7,009	(601)	(2,939)	(8,201)

Net increase (decrease) in cash and cash equivalents	44,295	7,270	(2,454)	41,969
Cash and cash equivalents at beginning of period	75,356	68,086	70,540	28,571

Cash and cash equivalents at end of period	$119,651	$75,356	$68,086	$70,540

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$18,732	$1,856	$68,546	$76,026
Income taxes paid	$11,648	$854	$5,638	$3,201

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

3 • SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, employee benefits and asset valuation allowances. Our actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform with the current period presentation. In our 2001 Form 10-K, as of December 31, 2001, we reported cash and cash equivalents of $107,159. This amount has been properly reclassified as $75,356 of cash and cash equivalents and $31,803 of short-term investments to conform to the current year presentation.

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

$9,855

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. In addition, we have entered into a technology transfer agreement among us, Texas Instruments Incorporated and MEMC Southwest under which we have agreed to indemnify MEMC Southwest and Texas Instruments Incorporated against certain claims of infringement of the intellectual property rights of others. Historically, we have not paid any claims under these indemnification obligations and we do not have any pending indemnification claims.

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