Form 10-K, Exhibit 13
period 2003-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2004-03-15
CIK 945436

___________

MEMC 2003 Annual Report

Five Year Selected Financial Highlights

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001(1)	Jan. 1 through Nov. 13, 2001(1)	Year ended December 31,
					2000	1999
Statement of Operations Data:
Net sales	$781,100	$687,180	$58,846	$559,007	$871,637	$693,594
Gross margin	232,756	173,458	(11,731)	(39,757)	128,975	(10,335)
Marketing and administration	57,203	65,786	7,973	61,747	69,182	63,613
Research and development	32,934	27,423	7,535	58,149	72,155	85,019
Restructuring costs	—	15,300 (2)	2,971 (3)	29,511 (3)	—	(5,747)
Operating income (loss)	142,619	64,949	(30,210)	(189,164)	(12,362)	(153,220)
Net income (loss) allocable to common stockholders	116,617	(22,097)	(33,644)	(489,025)	(43,390)	(151,481)
Basic income (loss) per share	0.58	(0.17)	(0.48)	(7.03)	(0.62)	(2.43)
Diluted income (loss) per share	0.53	(0.17)	(0.48)	(7.03)	(0.62)	(2.43)
Shares used in basic income (loss) per share computation	202,439,828	129,810,012	69,612,900	69,612,900	69,596,861	62,224,869
Shares used in diluted income (loss) per share computation	218,719,459	129,810,012	69,612,900	69,612,900	69,596,861	62,224,869

Balance Sheet Data:
Cash, cash equivalents and short-term investments	130,697	165,646	107,159	NA	94,759	28,571
Working capital	121,291	77,635	42,331	NA	54,280	50,528
Total assets	726,752	631,682	549,334	NA	1,890,566	1,724,581
Short-term borrowings	16,899	80,621	44,760	NA	29,552	5,826
Long-term debt (including current portion of long-term debt)	114,193	204,017	175,856	NA	1,041,202	886,096
Stockholders’ equity (deficiency)	193,623	(24,680)	(24,496)	NA	366,419	432,791

Other Data:
Capital expenditures	85,227	21,952	6,995	42,842	57,812	49,256
Employment	4,900	4,700	4,700	NA	7,000	6,000

(1)	On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON. As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.

(2)	During 2002, we incurred charges of $15.3 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.

(3)	During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

COMPANY OVERVIEW

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Malaysia, Japan, South Korea and the United States and through an unconsolidated joint venture in Taiwan. In February 2004, we completed the acquisition of approximately 100% of this joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

We provide wafers in sizes ranging from 100mm (4 inch) to 300mm (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Our wafers are sold in each of the major semiconductor-producing regions throughout the world including the U.S., Europe, and Asia.

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of six dollars. As part of the purchase agreement, E.ON agreed to provide MEMC with $37 million at the closing of the transaction. In addition, on that date TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON, and TPG committed to provide MEMC with a five-year $150 million revolving credit facility. The revolving credit facility with TPG was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860 million for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260 million, $50 million in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note (55 Million Euro Note) due September 2002 issued by our Italian subsidiary and guaranteed by MEMC.

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

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investment in joint venture, and property, plant and equipment to reflect TPG’s nominal purchase price. The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910 million, together with related accrued interest of approximately $20 million. The senior subordinated secured notes and the 55 Million Euro Note were recorded at their combined fair market value of two dollars.

We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Interest expense related to the accretion of this note was approximately $54 million in 2002. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. Consistent with the terms of the amended Euro note, on September 24, 2002 and on April 15, 2003, we made 35 million Euro and 20 million Euro principal payments to TPG, respectively.

The Preferred Stock, with an aggregate stated value of $260 million, was recorded at its fair value of two dollars. The warrants were recorded at their fair market value of less than one dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock, plus cumulative unpaid preferred dividends, into approximately 125 million common shares, increasing its ownership of MEMC’s common stock to approximately 90%. On May 21, 2003, TPG sold 15 million common shares in a public offering, reducing its beneficial ownership to approximately 79%. On February 13, 2004, TPG sold 34 million common shares in a public offering, reducing its beneficial ownership to approximately 63%.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON based on MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization, as defined, for fiscal year 2002. Due to the uncertainty as to which level of contingent performance purchase price might have been paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001.

On August 19, 2003, TPG agreed to pay E.ON $25 million to settle their dispute over the amount of contingent performance purchase price owed by TPG to E.ON. The payment resulted in an increase in TPG’s basis in MEMC that was pushed down to our accounting records. This increased our property, plant and equipment balance by approximately $26 million, increased the value of our investment in joint venture by approximately $1 million, and decreased our net deferred tax assets by approximately $2 million. Additionally, the value assigned to the common stock and warrants acquired by TPG was increased by approximately $23 million, and the value assigned to the senior subordinated secured notes held by TPG was increased by approximately $2 million. See Critical Accounting Policies and Estimates—Push-down Accounting below.

We are accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense in our Consolidated Statement of Operations related to the accretion of the notes and related stated interest expense is expected to be $4 million, $10 million, $26 million, and $56 million in the years 2004 through 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2003, the accreted value of these notes was approximately $2 million; however, the face value of these notes plus accrued stated interest was approximately $59 million.

At December 31, 2003, we had a 45% interest in Taisil Electronic Materials Corporation (Taisil), which was accounted for using the equity method of accounting. On January 30 and on February 4, 2004, we completed the acquisition of the remaining share of Taisil, increasing our ownership to approximately 100%. The purchase price of the additional 55% stake in Taisil was approximately $60 million and was financed by drawing on the Citibank/UBS Facility.

The combined 2001 information in the following discussion consists of the sum of the financial data from January 1, 2001 through November 13, 2001 for the predecessor and from November 14, 2001 through December 31, 2001 for the successor. Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

RESULTS OF OPERATIONS

Net Sales	2003	2002	2001
DOLLARS IN MILLIONS
Net Sales	$781	$687	$618
Percentage Change	14%	11%	(29)%

Our net sales increased by 14% to $781 million in 2003 from $687 million in 2002, primarily as a result of a 15% increase in product volumes. While overall industry volumes, measured in millions of square inches of silicon, increased 10% in 2003 compared to 2002, MEMC’s product volumes increased 15% as we continued to gain market share and as a result of sales of our new products. Our overall average selling prices declined by approximately 1% in 2003 compared to 2002. Overall average selling prices declined as a result of general price declines, almost entirely offset by the favorable impact of currency fluctuations and a richer product mix. Our net sales increased in products of 150mm or greater in diameter and in all geographic areas in 2003 compared to 2002.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

We believe that overall wafer capacity utilization increased throughout 2003 and reached more than 90% in the 2003 fourth quarter. We expect pressure on average selling prices to lessen as wafer capacity utilization approaches the mid- to upper-90 percent range. Looking forward, our unit demand continues to be increasingly robust, and pricing is starting to stabilize.

Our net sales increased by 11% to $687 million in 2002 from $618 million in 2001. This increase was primarily the result of a 29% increase in product volumes, partially offset by a 16% decline in average selling prices. The decline in average selling prices was primarily the result of decreases in selling prices. Prices generally declined throughout 2001. In 2002, prices remained stable at year-end 2001 levels. As a result, average selling prices in 2002 were 16% lower than in 2001. Product mix and currency fluctuations did not have a significant impact on the decline in average selling prices in 2002. Product volumes increased across all product diameters during 2002 compared to 2001. Beginning in 2002, we transitioned our 300mm operations from a pilot line to full-scale production. Consequently, beginning in 2002, 300mm revenues and associated production costs are presented in net sales and cost of goods sold, respectively.

We operate in all the major semiconductor-producing regions of the world, with over half of our 2003 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Net Sales by Geographic Area:

DOLLARS IN MILLIONS

Gross Margin	2003	2002	2001
DOLLARS IN MILLIONS
Cost of Goods Sold	$548	$514	$669
Gross Margin	233	173	(51)
Gross Margin Percent	30%	25%	(8)%

Our gross margin improved to $233 million in 2003 compared to $173 million in 2002. This improvement was primarily a result of the increased product volumes, as well as purchasing savings, productivity improvements, and lower depreciation and amortization. Our headcount increased 4% in 2003 over 2002 while product volumes increased 15%, resulting in a 12% increase in productivity.

Depreciation and amortization included in cost of goods sold was approximately $27 million and $29 million in 2003 and 2002, respectively. Depreciation and amortization in 2003 was affected by the change in accounting for spare parts, the reevaluation of accounting estimates related to the useful lives for most of our property, plant and equipment, and the increase to property, plant and equipment caused by the TPG contingent purchase price payment as described in Company Overview above, which together had a net $11 million favorable impact on our 2003 gross margin. See Note 3(f) of Notes to Consolidated Financial Statements herein.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

Our gross margin improved to $173 million in 2002 compared to negative $51 million in 2001. Approximately half of this improvement was a result of lower depreciation and amortization resulting from push-down accounting. Depreciation and amortization included in cost of goods sold declined approximately $125 million in 2002 compared to 2001, primarily as a result of push-down accounting. The impact of the increase in product volumes was offset by the impact of decreased average selling prices. The remainder of the improvement in gross margin was a result of benefits realized from headcount reductions and yield and productivity improvements over the year. Our total cost of goods sold declined $155 million in 2002 compared to 2001, despite the significantly higher product volumes.

Marketing and Administration	2003	2002	2001
DOLLARS IN MILLIONS
Marketing and Administration	$57	$66	$70
As a Percentage of Net Sales	7%	10%	11%

Marketing and administration expenses declined to $57 million in 2003 compared to $66 million in 2002, primarily as a result of continued controlled spending and the effect of headcount reductions. As a percentage of net sales, marketing and administration expenses decreased in 2003, from 10% to 7%.

Marketing and administration expenses declined to $66 million in 2002 compared to $70 million in 2001 as a result of the effects of headcount reductions and controlled spending. As a percentage of net sales, marketing and administration expenses decreased in 2002, from 11% to 10%.

Research and Development	2003	2002	2001
DOLLARS IN MILLIONS
Research and Development	$33	$27	$66
As a Percentage of Net Sales	4%	4%	11%

Our research and development expenses increased to $33 million in 2003 compared to $27 million in 2002, as we enhanced our capability for next-generation products to accommodate flatness, particle, purity, and power dissipation requirements of our customers caused by their devices’ smaller line widths.

Our research and development expenses decreased to $27 million in 2002 compared to $66 million in 2001. More than half of this reduction was a result of lower depreciation. The remainder was attributable to cash cost reductions associated with our focus on rapid commercialization of new products.

Restructuring Costs	2003	2002	2001
DOLLARS IN MILLIONS
Restructuring Costs	$—	$15	$32

We recognized no charges for restructuring costs in our Consolidated Statement of Operations in 2003. During 2003, we utilized $6 million of our provision for restructuring costs, primarily related to reductions in headcount of approximately 70 employees in 2003 and to write-downs associated with the sale of the Spartanburg facility on July 1, 2003.

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

MEMC 2003 Annual Report

Management’s Discussion and Analysis

We recognized total charges of $32 million in 2001 related to these actions. Of these charges, $18 million was non-cash related. See Note 6 of Notes to Consolidated Financial Statements herein.

Nonoperating (Income) Expense and Income Taxes	2003	2002	2001
DOLLARS IN MILLIONS
Interest Expense	$13	$73	$82
Book Value of Debt Outstanding at December 31	131	285	221
Interest Income	(7)	(7)	(8)
Royalty Income	(4)	(3)	(3)
Currency (Gains) Losses	(14)	(11)	4
Other, Net	(1)	(7)	2
Income Taxes	37	17	241
Effective Income Tax Rate	24%	85%	NA

As described in Company Overview above, as a result of the restructuring of MEMC’s debt, TPG retained a 55 million Euro in principal amount of a note due September 2002 issued by our Italian subsidiary. This note was recorded at its fair market value of one dollar. We accreted the 55 Million Euro Note up to its face value in 2002 using the effective interest method. Non-cash interest expense related to the accretion of this note was approximately $54 million in 2002.

Our interest expense decreased $60 million to $13 million in 2003, compared to $73 million in 2002, primarily as a result of the non-cash interest accretion recognized in 2002, as noted above, as well as the reduced overall debt levels in 2003.

Our interest expense decreased $9 million to $73 million in 2002, compared to $82 million in 2001. The decrease was due to the significant reduction in outstanding debt resulting from the debt restructuring and to a lower average interest rate on debt outstanding, offset by $54 million of non-cash interest accretion related to the 55 Million Euro Note.

Our royalty income remained relatively level at $4 million in 2003 compared to $3 million in 2002. Substantially all of the royalty income relates to royalties received from Taisil, our 45%-owned unconsolidated joint venture in Taiwan. In February 2004, we completed the acquisition of approximately 100% of Taisil. As a result, Taisil’s operating results will be consolidated with MEMC’s operating results beginning February 1, 2004, and these royalties will no longer be recognized at that time.

In 2003, we recognized currency gains of $14 million, compared to $11 million in 2002, related primarily to the revaluation of a Yen-based intercompany loan. The currency gains resulted primarily from the significant strengthening of the Japanese Yen against the U.S. Dollar in 2003. In 2002, currency gains totaled $11 million, compared to a $4 million currency loss in 2001.

In 2002, other, net included an $8 million one-time gain on an option on MEMC Pasadena, Inc., which expired October 31, 2002.

Income tax expense in 2003 and 2002 relates to tax jurisdictions in which we expect to owe current taxes and foreign withholding taxes. Our effective income tax rate was 24% in 2003 as a portion of the valuation allowance related to net operating loss carryforwards was reversed as a result of taxable income in certain tax jurisdictions in 2003.

In 2001, income tax expense included an increase in our deferred tax valuation allowance of $461 million to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under Internal Revenue Code (IRC) Section 382.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG. As a result of the ownership change, approximately $861 million of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Our remaining pre-2002 U.S. net operating losses of approximately $39 million have a negligible value under the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2003, our net operating loss carryforwards of $139 million do not carry any value in our Consolidated Balance Sheet.

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

Equity in Income (Loss) of Joint Venture	2003	2002	2001
DOLLARS IN MILLIONS
Equity in Income (Loss) of Joint Venture	$6	$1	$(2)

Equity in income (loss) of joint venture represents our interest in the net income (loss) of Taisil, our 45%-owned unconsolidated joint venture in Taiwan.

Taisil contributed income of $6 million in 2003 compared to $1 million in 2002. The increased income is a result of a 12% increase in Taisil’s product volumes, partially offset by declines in Taisil’s average selling prices, as well as cost reductions and productivity improvements.

Taisil contributed income of $1 million in 2002 compared to a loss of $2 million in 2001. The increased income was a result of lower depreciation and amortization resulting from push-down accounting and a 17% increase in product volumes, offset by a significant decline in average selling prices.

In February 2004, we completed the acquisition of approximately 100% of Taisil. As a result, Taisil’s operating results will be consolidated with MEMC’s operating results beginning February 1, 2004.

LIQUIDITY AND CAPITAL RESOURCES

	2003	2002	2001
DOLLARS IN MILLIONS
Net Cash Provided by (Used in):
Operating Activities	$127	$76	$(33)
Investing Activities	(85)	(28)	(50)
Financing Activities	(68)	(11)	91

In 2003, we generated $127 million of cash from operating activities, compared to $76 million in 2002. This improvement was primarily due to our improved operating results.

Our principal sources and uses of cash during 2003 were as follows:

Sources:

•	Generated $127 million from operations; and

•	Realized $101 million proceeds from the issuance of common stock.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

Uses:

•	Invested $85 million in capital expenditures; and

•	Net repayments of $167 million under debt agreements.

Our accounts receivable increased $8 million to $103 million at December 31, 2003, compared to $95 million at the end of 2002. The increase was primarily attributable to a 10% increase in fourth quarter net sales between the two years. Our days’ sales outstanding were 45 days at December 31, 2003, compared to 47 days at the end of 2002 based on annualized fourth quarter sales for the respective years.

Our inventories increased $24 million or 29% over the prior year. The increase was primarily due to the 14% increase in 2003 sales compared to 2002 and the anticipated ramp of new products. Our annualized inventory turns, calculated as the ratio of annualized fourth quarter cost of goods sold divided by the year-end inventory balance, were approximately five and six at December 31, 2003 and 2002, respectively. We sell our products to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of product in inventory at the customer’s facility or at a storage facility designated by the customer. We own the product until the title transfers to the customer. Transfer of title typically occurs upon the customer’s use of the product or at such earlier time as may be specified in the consignment agreement. Upon transfer of title, we invoice the customer for the product and recognize revenue for the sale. Typically, so long as we do not exceed the agreed upon consignment inventory levels, the customer does not have the right to return the products held on consignment. At December 31, 2003, we had approximately $25 million of inventory held on consignment, compared to $21 million at December 31, 2002. Related inventory reserves for obsolescence, lower of cost or market issues, or other impairments decreased to $5 million at December 31, 2003, compared to $11 million in 2002, primarily because we disposed of obsolete inventory.

Our net deferred tax assets totaled $20 million at December 31, 2003 compared to $34 million at December 31, 2002. We believe it is more likely than not that, with our projections of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2003.

Our accounts payable increased $27 million to $95 million at December 31, 2003, compared to $68 million at the end of 2002. The increase was a result of tighter management of our payables in 2003, in addition to higher cost of goods sold and inventory balances in the 2003 fourth quarter compared to the 2002 fourth quarter.

In the 1990s and in 2000, we entered into customer deposit arrangements with certain customers to reserve capacity. These customer deposits, including both short-term and long-term portions, decreased $16 million in 2003 to $19 million, compared to $35 million at the end of 2002, as a result of purchases of wafers by these customers.

Our net cash used in investing activities increased $57 million in 2003 compared to 2002 primarily as a result of increased capital expenditures. At December 31, 2003, we had approximately $9 million of committed capital expenditures. Capital expenditures and committed capital expenditures in 2003 primarily related to increasing our capability and capacity for our next generation products by making incremental changes to our existing manufacturing facilities and manufacturing lines. The existing facilities may be modified to permit the manufacture of greater quantities of current products. Alternatively, with incremental improvements, the existing facilities may be modified to become capable of manufacturing next generation products.

In 2003, we used $68 million of cash for financing activities, compared to $11 million in 2002. We realized proceeds of $101 million on the issuance of our common stock in 2003 related to our stock offering and to the exercise of employee stock options. We made net repayments of $167 million under debt agreements in 2003, while in 2002 net repayments totaled $9 million.

As described in Company Overview above, as a result of the restructuring of MEMC’s debt in 2001, TPG acquired $50 million in principal amount of our senior subordinated secured notes maturing in November 2007. TPG also retained a 55 million Euro in principal amount of a note issued by our Italian subsidiary. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. Consistent with the terms of the amended Euro note, on September 24, 2002 and on April 15, 2003, we made 35 million Euro and 20 million Euro principal payments to TPG, respectively.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

We are accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Interest accretion in 2003 was approximately $1 million. Assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense in our Consolidated Statement of Operations related to the accretion of the notes and related stated interest expense is expected to be $4 million, $10 million, $26 million, and $56 million in the years 2004 through 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2003, the accreted value of these notes was approximately $2 million; however, the face value of these notes plus accrued stated interest was approximately $59 million.

As part of the purchase and restructuring transactions, TPG committed to provide a five-year $150 million revolving credit facility to MEMC. That revolving credit facility was replaced with a five-year $150 million revolving credit facility from Citibank/UBS (the Citibank/UBS Facility), guaranteed by TPG. Loans under this facility bear interest at a rate of LIBOR plus 1.5% or an alternate base rate plus 0.5% per annum. At December 31, 2003, we had no drawings against this credit facility. However, credit available under the facility has been reduced by $3 million related to the issuance of third party letters of credit. As noted in Company Overview above, in January 2004, we drew down $60 million on the Citibank/UBS Facility in connection with the purchase of the additional 55% interest in Taisil.

TPG has also provided us with a five-year $35 million revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. As a condition to any borrowings under the TPG Facility, we must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

The Citibank/UBS Facility, the TPG Facility, and the indenture for our senior subordinated secured notes contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. The minimum quarterly consolidated EBITDA covenant is $27 million, $30 million, $33 million, and $35 million in the first, second, third and fourth quarters of 2004, respectively. Thereafter, the minimum quarterly consolidated EBITDA covenant progressively increases to $44 million, $52 million and $60 million in the last quarter of 2005, 2006 and 2007, respectively. The minimum monthly consolidated backlog covenant is 58 million square inches (msi) in January 2004, progressively increasing to 63 msi, 74 msi, 81 msi and 92 msi in the last month of 2004, 2005, 2006 and 2007, respectively. The minimum monthly consolidated revenues covenant is $61 million in January 2004, progressively increasing to $67 million, $76 million, $84 million and $92 million in the last month of 2004, 2005, 2006 and 2007, respectively. Finally, the maximum annual capital expenditures covenant was $50 million for 2003 and increases to $55 million for each of the years 2004 through 2007. In 2003, we amended our credit agreements to increase the covenant for maximum annual capital expenditures to $90 million to accommodate our capital expenditures for calendar year 2003. In 2004, we also intend to seek the consent of our lenders to increase the covenant for maximum annual capital expenditures. In the event that we violate these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately. At December 31, 2003, we were in compliance with all of these debt covenants.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

The Citibank/UBS Facility is guaranteed by TPG. The various guaranties terminate in November 2004 and in November 2005, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor’s default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

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

We maintained the following debt agreements as of December 31, 2003, assuming the $50 million senior subordinated secured notes are valued at face value plus accrued stated interest rather than book value:

	Committed	Face Value Plus Accrued Stated Interest
DOLLARS IN MILLIONS
Long-term Debt	$356	$171
Short-term Borrowings	70	17

Total	$426	$188

Of the $356 million committed long-term credit facilities, $3 million is unavailable as it relates to the issuance of third party letters of credit. Our weighted average cost of borrowing, excluding accretion, was 4.1 % at both December 31, 2003 and December 31, 2002. Our total debt to total capital ratio at December 31, 2003 was 34%, compared to 90% at December 31, 2002. The improvement in this ratio is due to both the higher stockholders’ equity and the lower debt levels in 2003 as compared to 2002.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

Our contractual obligations as of December 31, 2003 were as follows, assuming the $50 million senior subordinated secured notes are valued at face value plus accrued stated interest:

		Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years		4-5 Years		After 5 Years
DOLLARS IN MILLIONS
Long-term Debt	$171	$55	$15		$72		$29
Short-term Borrowings	17	17	—		—		—
Operating Leases	9	5	4		—		—
Purchase Obligations	123	123	—		—		—
Committed Capital Expenditures	9	9	—		—		—
Pension Funding Obligation	23	23	—	(1)	—	(1)	—	(1)

Total Contractual Obligations	$352	$232	$19		$72		$29

(1)	These amounts are not determinable at this time.

Of the long-term debt and the short-term borrowings, approximately $50 million is owed by our Korean subsidiary, within South Korea, substantially all of which is due within the next year. Our Korean subsidiary had cash and cash equivalents and short-term investments of $84 million at December 31, 2003. Of this amount, approximately $41 million is subject to regulatory approval on transferability outside South Korea. All of the debt may be paid by our Korean subsidiary without regulatory approval.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. In addition, in 1995, we entered into a technology transfer agreement among us, Texas Instruments Incorporated and MEMC Southwest Inc. under which we agreed to indemnify MEMC Southwest Inc. and Texas Instruments Incorporated against certain claims of infringement of the intellectual property rights of others. The terms of most of these indemnifications generally do not provide for a limitation of our liability. We have not had any claims related to these indemnifications.

Pension expense related to our defined benefit plans was $7 million in 2003, compared to $6 million in 2002. Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2003 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2003 was 15.7%. We use the Moody’s AA long-term bond rate as a guideline in determining our discount rate assumption. Assuming a 100 basis point variation in these assumptions, our 2003 pension expense would have been less than $1 million higher or lower. In general, pension expense is expected to increase, primarily as a result of the general economic environment and the prevailing low interest rates.

Our pension liability related to our defined benefit pension plans at December 31, 2003 totaled $55 million. In addition, as of December 31, 2003, we had an unrecognized net actuarial loss of $28 million, primarily due to a change in our discount rate. We also recorded an additional minimum pension liability of $18 million as of December 31, 2003. This non-cash adjustment did not impact our 2003 operating results. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2003 totaled approximately $1 million. We expect contributions to our pension plans in 2004 to be in the range of $23 million to $26 million.

We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

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

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in MEMC, negative goodwill was generated. The negative goodwill was then allocated to the bases of existing goodwill and other identifiable intangible assets, investment in joint venture, and property, plant and equipment.

The net decrease in assets reflects the write-down of goodwill, certain intangible assets, investment in joint venture, and property, plant and equipment to reflect TPG’s nominal purchase price.

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON based on MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization, as defined, for fiscal year 2002. On August 19, 2003, TPG agreed to pay E.ON $25 million to settle their dispute over the amount of contingent performance purchase price owed by TPG to E.ON. The payment resulted in an increase in TPG’s basis in MEMC that was pushed down to our accounting records. We allocated the $25 million payment to our assets proportionately as a reversal of a portion of the write-down originally recorded in November 2001. We allocated the payment to our liabilities and equity in proportion to all instruments issued in conjunction with the original transaction. To the extent that the instruments were no longer in existence, as in the case of the 55 Million Euro Note, we allocated the related credit to additional paid-in capital. We determined the allocations to the various instruments based on their relative values at November 2001, using the traded value for common stock, the stated value for the debt, the if-converted value for the Preferred Stock, and the Black-Scholes option valuation for the warrants. This increased our property, plant and equipment and the value of our investment in joint venture and decreased our net deferred tax assets. Additionally, the value assigned to the common stock and warrants acquired by TPG was increased, and the value assigned to the senior subordinated secured notes held by TPG was increased.

The accounting for our change in majority owner and the related debt restructuring is more fully described in Note 2 of Notes to Consolidated Financial Statements herein.

Inventory

The valuation of inventory requires us to estimate excess and obsolete inventory. The determination of the value of excess and obsolete inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

Property, Plant and Equipment

We depreciate our land improvements, building and building improvements, and machinery and equipment evenly over the assets’ estimated useful lives. Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life.

Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Operations). We regularly review our deferred tax assets for realizability and establish a valuation allowance when we believe it is more likely than not that some items recorded as deferred tax assets will not be realized, taking into consideration historical net income (losses), projected future income (losses) and the expected timing of the reversals of existing temporary differences.

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

Employee-Related Liabilities

We have a long-term liability for our defined benefit pension plans. Detailed information related to this liability is included in Note 16 of Notes to Consolidated Financial Statements herein. Our pension obligation is funded in accordance with provisions of federal law.

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

Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity (deficiency). We recognize compensation cost for fixed awards with vesting evenly over the period in which the awards are earned.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The provisions of SFAS No. 149 are generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on our financial position, profitability or liquidity.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement affects the classification, measurement and disclosure requirements of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for us for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, SFAS No. 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments. We do not believe the implementation of SFAS No. 150 will have a material effect on our financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. (FIN) 46 (revised December 2003), Consolidation of Variable Interest Entities (VIEs), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interest in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. We do not believe the implementation of FIN 46R will have a material effect on our financial condition or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. This statement provides for additional disclosures regarding pension and other postretirement benefits, generally effective for financial statements with fiscal years ending after December 15, 2003. We have adopted the disclosure requirements of SFAS No. 132 (revised) effective December 31, 2003, as applicable.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2003 and 2002. Actual results may differ materially.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our Consolidated Statement of Operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total debt outstanding would result in a decline in income before taxes of approximately $2 million and $3 million as of the end of 2003 and 2002, respectively.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Euro, the Korean Won, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition, as indicated above, we have unhedged intercompany loans of approximately $133 million denominated in Japanese Yen. Our Korean subsidiary also has approximately $45 million in Korean Won exposure at December 31, 2003 and uses the U.S. Dollar as its functional currency. An adverse change of 20 percent in both these Asian currencies versus the U.S. Dollar would result in approximately $36 million reduction in income before taxes. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. Dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

MEMC 2003 Annual Report

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

Forward-looking statements in this report include those concerning:

•	Our belief that materials will be the enabling factor for development and production of next generation devices for, and of future innovation in, the semiconductor device industry;

•	Our belief that MDZ® and Optia™ products will be increasingly critical as line widths continue to shrink;

•	Our belief that new materials are becoming increasingly important to customers as line widths continue to shrink;

•	Our intent to stay focused on executing our strategy to maintain a healthy balance of profits, technology leadership, and market share;

•	Our expectation that, assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense recorded in our Consolidated Statement of Operations related to the accretion of the notes and related stated interest expense will be $4 million, $10 million, $26 million, and $56 million in the years 2004 through 2007, respectively;

•	Our expectation that pressure on average selling prices will lessen as wafer capacity utilization approaches the mid- to upper-90 percent range;

•	Our belief that looking forward, our unit demand continues to be increasingly robust, and pricing is starting to stabilize;

•	Our belief that it is more likely than not that, with our projection of future taxable income and after consideration of the valuation allowance, MEMC will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2003;

•	Our intention to seek the consent of our lenders to increase the 2004 covenant for maximum annual capital expenditures;

•	Our expectation that pension expense will increase, primarily as a result of the general economic environment and the prevailing low interest rates;

•	Our expectation that contributions to our pension plans in 2004 will be in the range of $23 million to $26 million;

•	Our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

•	The impact of the implementation of SFAS No. 150 and FIN 46R;

•	The impact of an adverse change in interest and currency exchange rates;

•	The timing of the utilization of the remaining portion of our restructuring reserve; and

•	The expectation that we will not pay dividends on our common stock in the foreseeable future.

MEMC 2003 Annual Report

Management’s Discussion and Analysis

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks and uncertainties, and actual results could vary materially from those anticipated, estimated or projected. Risks and uncertainties pertaining to MEMC include, but are not limited to:

•	Market demand for wafers and semiconductors;

•	Customer acceptance of our new products;

•	Utilization of manufacturing capacity;

•	Our ability to reduce manufacturing and operating costs;

•	Inventory levels of our customers;

•	The cyclicality of the semiconductor and wafer industries;

•	Changes in the pricing environment;

•	General economic conditions;

•	Accuracy of our assumptions regarding future taxable income;

•	Accuracy of our actuarial assumptions used to determine pension expense and contributions to our pension plan;

•	Actions by competitors, customers and suppliers;

•	The impact of competitive products and technologies;

•	Technological changes;

•	Financing for significant transactions;

•	Changes in product specifications and manufacturing processes;

•	Changes in financial market conditions;

•	Changes in interest and foreign currency exchange rates;

•	Changes in the plans and intentions of third parties, including TPG; and

•	Other risks described in our filings with the Securities and Exchange Commission, including “Risk Factors” in our Form 10-K for the year ended December 31, 2003.

The forward-looking statements represent our estimates and assumptions only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

MEMC 2003 Annual Report

Consolidated Statements of Operations

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001
Net sales	$781,100	$687,180	$58,846	$559,007
Cost of goods sold	548,344	513,722	70,577	598,764

Gross margin	232,756	173,458	(11,731)	(39,757)
Operating expenses:
Marketing and administration	57,203	65,786	7,973	61,747
Research and development	32,934	27,423	7,535	58,149
Restructuring costs	—	15,300	2,971	29,511

Operating income (loss)	142,619	64,949	(30,210)	(189,164)

Nonoperating (income) expense:
Interest expense	12,931	73,356	3,599	78,449
Interest income	(7,290)	(6,836)	(1,516)	(6,773)
Royalty income	(4,056)	(3,195)	(448)	(2,978)
Currency (gains) losses	(13,928)	(11,157)	3,828	(288)
Other, net	(925)	(6,786)	345	2,092

Total nonoperating (income) expense	(13,268)	45,382	5,808	70,502

Income (loss) before income taxes, equity in income (loss) of joint venture and minority interests	155,887	19,567	(36,018)	(259,666)
Income taxes	36,864	16,712	1,576	239,352

Income (loss) before equity in income (loss) of joint venture and minority interests	119,023	2,855	(37,594)	(499,018)
Equity in income (loss) of joint venture	6,235	1,239	(2,822)	441
Minority interests	(8,641)	(9,164)	11,019	9,552

Net income (loss)	$116,617	$(5,070)	$(29,397)	$(489,025)

Cumulative preferred stock dividends	$—	$17,027	$4,247	$—

Net income (loss) allocable to common stockholders	$116,617	$(22,097)	$(33,644)	$(489,025)

Basic income (loss) per share	$0.58	$(0.17)	$(0.48)	$(7.03)

Diluted income (loss) per share	$0.53	$(0.17)	$(0.48)	$(7.03)

Weighted average shares used in computing basic income (loss) per share	202,439,828	129,810,012	69,612,900	69,612,900
Weighted average shares used in computing diluted income (loss) per share	218,719,459	129,810,012	69,612,900	69,612,900

See accompanying notes to consolidated financial statements.

MEMC 2003 Annual Report

Consolidated Balance Sheets

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$96,859	$119,651
Short-term investments	33,838	45,995
Accounts receivable, less allowance for doubtful accounts of $2,408 and $3,294 in 2003 and 2002, respectively	103,020	95,022
Inventories	109,488	85,106
Prepaid and other current assets	22,140	17,934

Total current assets	365,345	363,708
Property, plant and equipment, net	270,367	184,875
Investment in joint venture	24,155	16,820
Deferred tax assets, net	20,248	33,668
Other assets	46,637	32,611

Total assets	$726,752	$631,682

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Short-term borrowings and current portion of long-term debt	$71,841	$123,640
Accounts payable	95,178	68,014
Accrued liabilities	33,984	33,986
Customer deposits	15,655	15,055
Provision for restructuring costs	1,553	7,808
Income taxes payable	3,002	14,183
Accrued wages and salaries	22,841	23,387

Total current liabilities	244,054	286,073
Long-term debt, less current portion	59,251	160,998
Pension and similar liabilities	126,401	104,866
Customer deposits	3,606	19,617
Other liabilities	35,690	26,812

Total liabilities	469,002	598,366

Minority interests	64,127	57,996
Commitments and contingencies
Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or outstanding in 2003 or 2002	—	—
Common stock, $.01 par value, 300,000,000 shares authorized, 207,878,032 and 196,461,339 issued in 2003 and 2002, respectively	2,079	1,965
Additional paid-in capital	150,095	26,965
Retained earnings (deficit)	82,150	(34,467)
Accumulated other comprehensive loss	(33,338)	(7,329)
Deferred compensation	(2,916)	(7,094)
Treasury stock: 875,455 and 929,205 shares in 2003 and 2002, respectively	(4,447)	(4,720)

Total stockholders’ equity (deficiency)	193,623	(24,680)

Total liabilities and stockholders’ equity (deficiency)	$726,752	$631,682

See accompanying notes to consolidated financial statements.

MEMC 2003 Annual Report

Consolidated Statements of Cash Flows

DOLLARS IN THOUSANDS

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001
Cash flows from operating activities:
Net income (loss)	$116,617	$(5,070)	$(29,397)	$(489,025)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	31,049	34,160	5,271	169,341
Interest accretion	2,824	57,252	502	—
Minority interests	8,641	9,164	(11,019)	(9,552)
Equity in (income) loss of joint venture	(6,235)	(1,239)	2,822	(441)
Currency (gains) losses	(13,928)	(11,157)	3,828	(288)
Restructuring costs	488	3,764	1,345	16,179
(Gain) loss on sale of property, plant and equipment	104	(505)	233	377
Stock compensation	3,509	6,777	2,647	—
Deferred taxes	12,333	8	774	238,161
Changes in assets and liabilities:
Short-term investments	12,263	(10,455)	(257)	(8,123)
Accounts receivable	(3,171)	(21,719)	5,323	67,322
Inventories	(18,498)	(10,739)	17,011	24,015
Prepaid and other current assets	(1,714)	(308)	1,812	(8,288)
Accounts payable	22,090	11,162	5,699	(18,659)
Accrued liabilities	(7,576)	(10,217)	(265)	1,270
Customer deposits	(15,412)	(10,071)	—	(7,508)
Income taxes	(12,161)	8,956	(354)	(10,844)
Accrued wages and salaries	(3,489)	11,722	(9,658)	(4,044)
Other long-term assets	(10,696)	7,391	1,201	2,195
Pension and other long-term liabilities	10,184	7,358	(2,686)	10,114

Net cash provided by (used in) operating activities	127,222	76,234	(5,168)	(27,798)

Cash flows from investing activities:
Capital expenditures	(85,227)	(21,952)	(6,995)	(42,842)
Proceeds from sale of property, plant and equipment	200	1,032	51	94
Refund of option payment	—	(7,500)	—	—

Net cash used in investing activities	(85,027)	(28,420)	(6,944)	(42,748)

Cash flows from financing activities:
Net short-term borrowings	(64,928)	(23,322)	(5,714)	42,605
Proceeds from issuance of long-term debt	—	40,243	32,172	93,015
Principal payments on long-term debt	(102,098)	(25,901)	(19,255)	(61,830)
Dividend to minority interest	(2,510)	(2,251)	—	(2,759)
Proceeds from issuance of common stock	101,076	703	—	—
Capital contributions from E.ON AG	—	—	37,000	—
Expenses related to recapitalization	—	—	(24,220)	—

Net cash provided by (used in) financing activities	(68,460)	(10,528)	19,983	71,031

Effect of exchange rate changes on cash and cash equivalents	3,473	7,009	(601)	(2,939)

Net increase (decrease) in cash and cash equivalents	(22,792)	44,295	7,270	(2,454)
Cash and cash equivalents at beginning of period	119,651	75,356	68,086	70,540

Cash and cash equivalents at end of period	$96,859	$119,651	$75,356	$68,086

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$12,797	$18,732	$1,856	$68,546
Income taxes paid	$32,076	$11,648	$854	$5,638

See accompanying notes to consolidated financial statements.

MEMC 2003 Annual Report

Consolidated Statements of Stockholders’ Equity (Deficiency)

DOLLARS IN THOUSANDS

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Deferred Compensation	Treasury Stock	Total Stockholders’ Equity (Deficiency)	Total Comprehensive Income (Loss)
Balance at December 31, 2000	$705	$771,675	$(342,707)	$(46,234)	$—	$(17,020)	$366,419
Comprehensive loss:
Net loss, January 1 to November 13	—	—	(489,025)	—	—	—	(489,025)	(489,025)
Net translation adjustment	—	—	—	(2,203)	—	—	(2,203)	(2,203)

Total comprehensive loss								(491,228)

Balance at November 13, 2001	705	771,675	(831,732)	(48,437)	—	(17,020)	(124,809)
Comprehensive loss:
Net loss, November 14 to December 31	—	—	(29,397)	—	—	—	(29,397)	(29,397)
Net translation adjustment	—	—	—	6,952	—	—	6,952	6,952
Deferred compensation	—	2,647	—	—	—	—	2,647	—
Purchase accounting	—	(761,994)	831,732	42,320	—	12,300	124,358	—
Cumulative preferred stock dividend	—	(4,247)	—	—	—	—	(4,247)	—

Total comprehensive loss								(22,445)

Balance at December 31, 2001	705	8,081	(29,397)	835	—	(4,720)	(24,496)
Comprehensive loss:
Net loss	—	—	(5,070)	—	—	—	(5,070)	(5,070)
Net translation adjustment	—	—	—	(5,713)	—	—	(5,713)	(5,713)
Minimum pension liability (net of $0 tax)	—	—	—	(2,451)	—	—	(2,451)	(2,451)
Stock plans, net	10	15,887	—	—	(7,094)	—	8,803	—
Conversion of preferred stock	1,250	20,024	—	—	—	—	21,274	—
Cumulative preferred stock dividend	—	(17,027)	—	—	—	—	(17,027)	—

Total comprehensive loss								(13,234)

Balance at December 31, 2002	1,965	26,965	(34,467)	(7,329)	(7,094)	(4,720)	(24,680)
Comprehensive income:
Net income	—	—	116,617	—	—	—	116,617	116,617
Net translation adjustment	—	—	—	(10,228)	—	—	(10,228)	(10,228)
Minimum pension liability (net of $0 tax)	—	—	—	(15,781)	—	—	(15,781)	(15,781)
Stock plans, net	14	5,738	—	—	4,178	273	10,203	—
Contingent performance purchase price	—	23,476	—	—	—	—	23,476	—
Issuance of common stock	100	93,916	—	—	—	—	94,016	—

Total comprehensive income								$90,608

Balance at December 31, 2003	$2,079	$150,095	$82,150	$(33,338)	$(2,916)	$(4,447)	$193,623

See accompanying notes to consolidated financial statements.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

1	NATURE OF OPERATIONS

MEMC Electronic Materials, Inc. and subsidiaries (MEMC) is a leading worldwide producer of wafers for the semiconductor industry. We have production facilities owned directly in Italy, Japan, Malaysia, South Korea, and the United States and through a joint venture in Taiwan. In February 2004, we completed the acquisition of approximately 100% of this joint venture in Taiwan. Our customers include virtually all major semiconductor device manufacturers in the world, including the major memory, microprocessor and application specific integrated circuit (ASIC) manufacturers, as well as the world’s largest foundries.

2	CHANGE IN MAJORITY OWNER AND DEBT RESTRUCTURING

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC for a nominal purchase price of 6 dollars. In addition, on that date MEMC and TPG restructured MEMC’s debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150,000 revolving credit facility. The revolving credit facility was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860,000 for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260,000, $50,000 in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note (55 Million Euro Note) issued by our Italian subsidiary and guaranteed by MEMC.

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

To revalue our assets and liabilities, we first estimated their fair market values. To the extent the fair market value differed from the book value, 89.4% of that difference was recorded as an adjustment to the carrying value of the respective asset or liability. To the extent the adjusted net carrying value of assets and liabilities exceeded the pushed down basis of TPG’s investment in MEMC, negative goodwill to be allocated of approximately $983,000 was generated. The negative goodwill was then allocated to the amounts that otherwise would have been recorded to goodwill and other identifiable intangible assets, investment in joint venture, and property, plant and equipment. The fair market value of assets and liabilities was determined as follows:

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

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Negative goodwill was allocated, on a pro rata basis, between property, plant and equipment, investment in joint venture, goodwill and other intangible assets. Negative goodwill was allocated further to individual assets within property, plant and equipment using the estimated depreciated replacement cost. The process of allocating negative goodwill also created new deferred tax assets. To the extent we believed it was more likely than not that the benefit of these deferred tax assets would not be realized, a valuation allowance was established. To the extent a net deferred tax asset was recognized, it resulted in a further reduction to the new carrying amount of property, plant and equipment. As a result of this entire process, net deferred tax assets were increased by approximately $34,000, while the carrying amounts of property, plant and equipment and investment in joint venture were reduced by approximately $983,000 and $34,000 respectively.

The process of revaluing the balance sheet as described above resulted in a significant write-down in the value of property, plant and equipment, goodwill and other intangible assets, and investment in joint venture. Accordingly, depreciation and amortization subsequent to November 13, 2001 reflects the new basis of the underlying assets. The decreased depreciation and amortization of our 80%-owned subsidiaries also affected the 20% minority interest in their earnings subsequent to November 13, 2001.

This revaluation resulted in a net decrease to assets of approximately $800,000 and a net decrease to liabilities of approximately $900,000. The net decrease in liabilities reflects the write-off of the debt acquired by TPG of approximately $910,000, together with related accrued interest of approximately $19,800. The senior subordinated secured notes and the 55 Million Euro Note were recorded at their combined fair market value of 2 dollars. We accreted the 55 Million Euro Note up to its face value in 2002, as the note was due and payable in September 2002, using the effective interest method. Interest expense related to the accretion of this note was approximately $54,000 in 2002. In September 2002, we amended the 55 Million Euro Note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. Consistent with the terms of the amended Euro note, on September 24, 2002 and April 15, 2003, we paid 35 million Euro and 20 million Euro principal payments to TPG, respectively.

The Preferred Stock, with an aggregate stated value of $260,000, was recorded at its fair value of 2 dollars. The warrants were recorded at their fair market value of less than 1 dollar.

On July 10, 2002, TPG converted the 260,000 shares of our Preferred Stock plus cumulative unpaid preferred dividends into approximately 125 million common shares, increasing its ownership to approximately 90%. On May 21, 2003, TPG sold 15 million common shares in a public offering, reducing its beneficial ownership to approximately 79%.

In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON based on MEMC’s Earnings Before Interest, Taxes, Depreciation and Amortization, as defined, for fiscal year 2002. Due to the uncertainty as to which level of contingent performance purchase price might have been paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001.

On August 19, 2003, TPG agreed to pay E.ON $25,200 to settle their dispute over the amount of contingent performance purchase price owed by TPG to E.ON. The payment resulted in an increase in TPG’s basis in MEMC that was pushed down to our accounting records. This increased our property, plant and equipment balance by approximately $26,100, increased the value of our investment in joint venture by approximately $1,100, and decreased our net deferred tax assets by approximately $2,000. Additionally, the value assigned to the common stock and warrants acquired by TPG was increased by approximately $23,500, and the value assigned to the senior subordinated secured notes held by TPG was increased by approximately $1,700.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

We are accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Assuming the senior subordinated secured notes remain outstanding until their maturity, interest expense in our Consolidated Statement of Operations related to the accretion of the notes and related stated interest expense is expected to be $3,900, $10,200, $26,400, and $55,600 in the years 2004 through 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2003, the accreted value of these notes was approximately $2,400; however, the face value of these notes plus accrued stated interest was approximately $59,300.

In connection with the restructuring, we have entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG provides management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus related out-of-pocket expenses, and additional compensation if TPG acts as a financial advisor to us for future transactions such as a merger or debt or equity financing.

On February 13, 2004, TPG sold 34 million common shares in a public offering, reducing its beneficial ownership to approximately 63%.

Our consolidated financial statements for the periods ended before November 14, 2001 (predecessor) were prepared using our historical basis of accounting. The comparability of our operating results for these periods and the periods following push-down accounting is affected by the purchase accounting adjustments.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

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

Short-term investments include certain investments of our Korean subsidiary and are managed by various investment trust companies within South Korea. We consider these investments to be trading securities. These investments, which have been stated at their respective fair market values, are considered low risk and highly liquid. The underlying trust companies invest primarily in investment grade South Korean company corporate bonds and debentures and to a lesser extent South Korean company common stock. Unrealized gains included in short-term investments at December 31, 2003 and 2002 were $26 and $2,676, respectively. Unrealized gains or losses are recognized in the Consolidated Statement of Operations as nonoperating (income) expense. Total net unrealized gains (losses) of $(2,650), $723, and $1,282 have been included in earnings in 2003, 2002, and 2001, respectively.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Our Korean subsidiary had cash and cash equivalents and short-term investments on hand of $84,000 at December 31, 2003. Of this amount, approximately $41,000 is subject to regulatory approval on transferability outside South Korea.

(e)	Inventories

We value our inventories at cost or market, if lower. Cost is determined as follows:

•	Raw materials and supplies inventories at moving average actual costs; and

•	Goods in process and finished goods at standard costs, which approximate actual costs.

The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of goods sold.

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

Effective in 2003, we prospectively changed our accounting principles to depreciate the cost of significant long-lived spare parts when placed in service, consistent with our fixed asset capitalization policy. Depreciation is recognized evenly over the estimated useful lives of the spare parts. Prior to 2003, we directly expensed the full cost of spare parts when placed in service. This change had a favorable impact on our gross margin of $6,200, a favorable after-tax effect of $4,700, and impacted both basic and diluted earnings per share by 2 cents in 2003. The cumulative effect of the change on prior years was not determinable.

Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life. Effective July 1, 2003, in connection with the adjustment to property, plant and equipment caused by the TPG contingent purchase price payment as described in Note 2 above, we reevaluated our accounting estimates relating to the useful lives of most of our machinery and equipment, infrastructure and buildings. As a result of this evaluation, we concluded that the useful lives of certain of our assets should be extended to better reflect their economic life. This reevaluation and the effect of the TPG contingent purchase price payment had a net favorable impact on gross margin of $4,800, a favorable after-tax effect of $3,700, and impacted both basic and diluted earnings per share by 2 cents in 2003.

The cost of constructing facilities and equipment and developing internal use software includes interest costs. These interest costs totaled $147, $23, and $565 in 2003, 2002, and 2001, respectively.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

(g)	Goodwill

Prior to the transactions described in Note 2 above, goodwill represented the difference between the purchase price of acquired businesses and the fair value of their net assets when accounted for by the purchase method. Effective November 14, 2001, we wrote down goodwill as a result of the push-down of TPG’s nominal basis in MEMC. Goodwill of $3,761 for 2003 and 2002 is included in “Other assets” in the Consolidated Balance Sheets.

At least annually, we review goodwill for impairment. We operate as one reporting unit. When necessary, we record charges for impairment of goodwill for the amount by which the reporting unit’s carrying value exceeds its estimated fair value. We believe there is no indication of impairment at December 31, 2003. We have recorded no impairment charges in 2003.

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

(i)	Impairment of Long-Lived Assets

At least annually, we review all long-lived assets for impairment. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We believe there is no indication of impairment at December 31, 2003. We have recorded no impairment charges in 2003.

(j)	Debt

Liabilities with face values greater than their carrying values are accreted to their face values as interest expense using the effective interest method.

(k)	Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. In 2001, we offset against research and development expenses approximately $22,000 in proceeds from the sale of wafers related to research and development activities not yet in commercial production. There were no such proceeds offset against research and development activities in 2003 or 2002.

(l)	Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the Consolidated Statement of Operations. Net currency gains (losses) on unhedged foreign currency positions totaled $13,928, $11,157, and $(3,540) in 2003, 2002, and 2001, respectively.

(m)	Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s expenditures and the subsidiary’s borrowings. When the subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using rates in effect at the balance sheet date; and

•	Statement of operations accounts at average rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive loss in stockholders’ equity (deficiency).

(n)	Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Operations). We regularly review our deferred tax assets for realizability and establish a valuation allowance when we believe it is more likely than not that some items recorded as deferred tax assets will not be realized.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

(o)	Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity (deficiency). We recognize compensation cost for fixed awards with vesting evenly over the period in which the awards are earned.

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant. Had compensation cost been determined for our non-qualified stock

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we would have reported the following amounts indicated below:

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Net income (loss) allocable to common stockholders, as reported	$116,617	$(22,097)	$(33,644)	$(489,025)
Add:
Stock-based employee compensation included in reported net income (loss), net of related tax effects	3,461	8,403	287	1,891
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14,801)	(16,242)	(869)	(5,736)

Pro forma net income (loss) allocable to common stockholders	$105,277	$(29,936)	$(34,226)	$(492,870)

Income (loss) per share:
Basic—as reported	$0.58	$(0.17)	$(0.48)	$(7.03)
Basic—pro forma	$0.52	$(0.23)	$(0.49)	$(7.08)
Diluted—as reported	$0.53	$(0.17)	$(0.48)	$(7.03)
Diluted—pro forma	$0.48	$(0.23)	$(0.49)	$(7.08)

We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.4%	4.7%	4.9%
Expected stock price volatility	187.6%	92.8%	76.4%
Expected term until exercise (years)	6	6	6
Expected dividends	0.0%	0.0%	0.0%

(p)	Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

4	FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the balance sheet date:

•	Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

•	The $50,000 senior subordinated secured notes are valued at their face/notional amount, including accrued unpaid stated interest, as there is no market for similar debt instruments of comparable terms.

•	Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

Information on the estimated fair values of financial instruments is as follows:

	Carrying Amount	Face/Notional Amount	Estimated Fair Value
DOLLARS IN THOUSANDS

Long-term debt
2003	$114,193	$171,051	$162,026
2002	204,017	259,017	252,929
Currency forward contracts
2003	NA	$24,153	$749
2002	NA	18,338	422

5	CREDIT CONCENTRATION

Our customers are in the semiconductor industry and are located in various geographic regions including North America, Europe, Japan and Asia Pacific. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. Sales to two customers accounted for approximately 26%, 29%, and 28% of our net sales in 2003, 2002 and 2001, respectively. No other customers constituted 10% or more of our net sales in 2003, 2002, or 2001.

6	RESTRUCTURING COSTS

In 2003, we incurred no charges in connection with restructuring activities. Utilization of the provision for restructuring costs in 2003 totaled $6,255 and primarily related to reductions in headcount of approximately 70 employees in 2003 and to the sale of the Spartanburg facility on July 1, 2003. In 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, South Korea, Malaysia, and Japan. Actual charges against the provision for restructuring costs for these restructuring activities in 2002 totaled $9,151 and primarily related to a reduction in headcount of 460 employees in 2002.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

In the first quarter of 2002, we recorded an adjustment to reduce the restructuring reserve by $3,700. This amount was considered to be an adjustment to purchase accounting affecting our Consolidated Balance Sheet at November 13, 2001, rather than as a current benefit in our Consolidated Statement of Operations. This reduction related to dismantling and related costs and personnel costs at the Spartanburg, South Carolina facility and the small diameter wafer line at MEMC Southwest Inc. that were closed in 1999 and 2001, respectively. Of the reduction, $3,073 was a result of further write-downs of the Spartanburg facility in connection with push-down accounting. The remainder was a result of actual expenses related to the closure of the MEMC Southwest Inc. small diameter wafer line being less than we had originally estimated.

In 2001, we reduced our workforce by approximately 2,300 employees, including U.S. and Malaysian salaried and hourly employees, and closed our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas. These actions were taken to balance our operating costs with the weakened product demand. MEMC Southwest Inc. is a joint venture 80%-owned by MEMC and 20%-owned by Texas Instruments Incorporated.

We recorded total charges of $32,666 related to these actions in 2001. Of these charges, $17,524 was non-cash related. We also wrote off approximately $3,000 of inventory related to the closure of the small diameter wafer line at MEMC Southwest Inc., which was included in cost of goods sold. In addition, we recorded an adjustment to reduce the previously existing restructuring reserve related to our former Chinese joint venture assets by $184.

Restructuring activity is as follows:

	Asset Impairment/ Write-off	Dismantling and Related Costs	Personnel Costs	Total
DOLLARS IN THOUSANDS

Balance at January 1, 2001	$682	$8,092	$233	$9,007
Charges taken	14,665	2,274	15,543	32,482
Amounts utilized	(14,857)	(4,581)	(11,546)	(30,984)

Balance at December 31, 2001	490	5,785	4,230	10,505
Purchase accounting adjustment	—	(3,201)	(499)	(3,700)
Charges taken	815	(85)	14,570	15,300
Amounts utilized	(817)	(668)	(12,812)	(14,297)
Reclassification	—	28	(28)	—

Balance at December 31, 2002	488	1,859	5,461	7,808
Amounts utilized	(488)	(1,827)	(3,940)	(6,255)

Balance at December 31, 2003	$—	$32	$1,521	$1,553

In the period November 14, 2001 to December 31, 2001, charges taken totaled $2,971 and amounts utilized totaled $2,892.

Substantially all of the $1,553 restructuring reserve at December 31, 2003 relates to personnel costs and is expected to be utilized in 2004.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

7	INVENTORIES

Inventories consist of the following:

	December 31,
	2003	2002
DOLLARS IN THOUSANDS

Raw materials and supplies	$14,819	$23,067
Goods in process	42,088	23,745
Finished goods	52,581	38,294

	$109,488	$85,106

At December 31, 2003, we had approximately $25,000 of inventory held on consignment, compared to $21,000 at December 31, 2002.

8	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	December 31,
	2003	2002
DOLLARS IN THOUSANDS

Land and land improvements	$5,551	$6,183
Buildings and building improvements	113,832	110,243
Machinery and equipment	291,194	191,931

	410,577	308,357
Less accumulated depreciation	164,266	143,821

	246,311	164,536
Construction in progress	24,056	20,339

	$270,367	$184,875

9	INVESTMENT IN JOINT VENTURE

In 2003, we had a 45% interest in Taisil Electronic Materials Corporation (Taisil), a company formed to manufacture and sell wafers in Taiwan. In February 2004, we completed the acquisition of approximately 100% of Taisil. See Note 21 below.

Prior to the transactions described in Note 2 above, our investment in joint venture was valued at our equity infusions into our joint venture plus our ownership percentage of its annual net income or net loss. Effective November 14, 2001, we revalued our investment in joint venture to reflect the push-down of TPG’s nominal basis in MEMC.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Royalties earned under royalty agreements with the joint venture and sales of intermediate and finished product by the joint venture to MEMC were as follows:

	2003	2002	2001
DOLLARS IN THOUSANDS

Royalties	$4,056	$3,195	$3,426
Sales	6,859	4,367	4,539

A summary of the results of operations for 2003, 2002 and 2001, and financial position as of December 31, 2003 and 2002 of our unconsolidated joint venture follows:

	December 31,
	2003	2002	2001
DOLLARS IN THOUSANDS

Total for unconsolidated joint venture:
Net sales	$81,612	$78,344	$83,544
Gross margin	23,412	19,882	16,087
Net income (loss)	13,855	2,754	(5,289)

Our share—
Net income (loss)	$6,235	$1,239	$(2,381)

Current assets	$35,209	$39,957
Noncurrent assets	120,671	126,758

Total assets	155,880	166,715

Current liabilities	26,036	49,142
Noncurrent liabilities	9,192	7,170

Total liabilities	35,228	56,312
Interests of others	72,563	64,947
Push-down accounting	23,934	28,636

Our investment	$24,155	$16,820

Taisil uses the U.S. Dollar as its functional currency for U.S. GAAP purposes and does not hedge net New Taiwanese Dollar exposures.

10	SHORT-TERM BORROWING AGREEMENTS

Our unsecured borrowings total approximately $16,899 at December 31, 2003, under approximately $69,893 of short-term loan agreements which are renewable annually. Interest rates are negotiated at the time of the borrowings. Our unsecured borrowings totaled approximately $80,621 at December 31, 2002.

Our weighted average interest rate on short-term borrowings was 5.8% and 5.2% at December 31, 2003 and 2002, respectively.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

11	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2003	2002
DOLLARS IN THOUSANDS

Owed to affiliates:
Senior subordinated secured notes issued in November 2001 with interest payable at 8% payable in kind in the first two years, 14% payable in kind in the third and fourth years, and 14% payable in kind with optional payment in cash at the request of the note holders in the fifth and sixth years, $59,300 and $55,000 face value plus accrued stated interest in 2003 and 2002, respectively, due in 2007	$2,442	$—

Total owed to affiliates	2,442	—

Owed to nonaffiliates:
Notes with interest payable semiannually at rates ranging from 1.6% to 2.3%, due in 2002 through 2003	—	14,028
Notes with interest payable quarterly at rates ranging from 6.2% to 6.6%, due in 2003 through 2004	33,369	33,263
Notes with interest payable semiannually at rates ranging from 1.1% to 4.9%, due in 2003 through 2016	23,217	26,873
Notes with interest payable semiannually at rates ranging from 2.1% to 2.9%, due in 2003 through 2017	55,165	59,853
Revolving notes with interest payable quarterly at rates ranging from 2.9% to 3.3%, due in 2006	—	70,000

Total owed to nonaffiliates	111,751	204,017

Total long-term debt	114,193	204,017
Less current portion	54,942	43,019

	$59,251	$160,998

Pursuant to the transactions described in Note 2 above, TPG exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Preferred Stock with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. We recorded the senior subordinated secured notes at their fair market value of 1 dollar. On August 19, 2003, the value assigned to the senior subordinated secured notes was increased by approximately $1,700 in connection with TPG’s payment of $25,200 to E.ON. We are accreting the senior subordinated secured notes up to their face value during the six years preceding their maturity using the effective interest method. Interest accretion was approximately $719, $0, and $0 in 2003, 2002, and 2001, respectively. Assuming these notes remain outstanding until their maturity, interest expense recorded in our Consolidated Statement of Operations related to the accretion of the notes and related stated interest expense is expected to be $3,900, $10,200, $26,400, and $55,600 in the years 2004 through 2007, respectively. In the event these notes are redeemed prior to their maturity, on the redemption date we will recognize interest expense equal to the remaining unaccreted face value of the notes and the related accrued but unpaid stated interest. At December 31, 2003, the accreted value of these notes was approximately $2,442; however, the face value of these notes plus accrued stated interest was approximately $59,300.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

We have a $150,000 five-year revolving credit facility from Citibank/UBS (the Citibank/UBS Facility). TPG has guaranteed our obligations under this facility, and we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS Facility and the reimbursement agreement are secured by substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries. Our domestic subsidiaries have guaranteed our obligations under the Citibank/UBS Facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of our domestic subsidiaries. Loans can be made under this facility subject to certain conditions, bearing interest at LIBOR plus 1.5% or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and the Citibank prime rate) plus 0.5% per annum. At December 31, 2003, we had no drawings against this credit facility.

TPG has provided us with a five-year $35,000 revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. The TPG Facility is guaranteed by our domestic subsidiaries and secured by substantially the same collateral that secures the Citibank/UBS Facility. As a condition to any borrowings under the TPG Facility, we must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100,000.

The Citibank/UBS Facility, the TPG Facility and the indenture for the senior subordinated secured notes contain certain covenants, including covenants to maintain minimum quarterly consolidated Earnings Before Interest, Taxes, Depreciation, and Amortization, as defined; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. In the event that we violate these covenants, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and the senior subordinated secured notes and related accrued interest may be due and payable immediately.

The Citibank/UBS Facility is guaranteed by TPG. The various guaranties terminate in November 2004 and in November 2005, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor’s default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

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

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Long-term debt at December 31, 2003 totaling $55,165 owed to banks by our Japanese subsidiary is guaranteed by us. These loans mature in years ranging from 2009 to 2017. Such guaranties would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $356,051 at December 31, 2003, of which approximately $171,051 is outstanding, assuming the $50,000 senior subordinated secured notes are valued at face value plus accrued stated interest. Of the $356,051 committed long-term loan agreements, $3,400 is unavailable as it relates to the issuance of third party letters of credit. We pay commitment fees of 0.375 to 0.50 percent on the unused portion of committed loan agreements.

Interest expense related to long-term notes payable to affiliates was $719 for the year ended December 31, 2003, $0 for the year ended December 31, 2002, $0 for the period November 14 to December 31, 2001, and $69,523 for the period January 1 to November 13, 2001.

The aggregate amounts of long-term debt maturing after December 31, 2003 are as follows:

	Face Value Plus Accrued Stated Interest	Carrying Amount
DOLLARS IN THOUSANDS
2004	$54,942	$54,942
2005	7,908	7,908
2006	7,379	7,379
2007	65,741	8,883
2008	5,775	5,775
Thereafter	29,306	29,306

	$171,051	$114,193

In October 1996, we entered into a financing arrangement with the City of O’Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O’Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2003 and 2002, $123,000 and $132,000 was outstanding relating to these bonds, respectively.

The bonds were exchanged by the City of O’Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We have the option to purchase the machinery and equipment and the building and building improvements from the City of O’Fallon. The industrial revenue bonds bear interest at an annual rate of 6% and mature concurrent with the annual payments due under the terms of the lease.

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

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

12	REDEEMABLE PREFERRED STOCK

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

13	STOCKHOLDERS’ EQUITY (DEFICIENCY)

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

Warrants

Pursuant to the transactions described in Note 2 above, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their aggregate fair market value of less than 1 dollar. The warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011.

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

2003 Common Stock Offering

On May 21, 2003, we sold 10,000,000 shares of common stock for $10.00 per share in a public offering. The $94,400 net proceeds were used to pay down $70,000 under the Citibank/UBS Facility, with the balance used for general corporate purposes.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Treasury Stock

Prior to the transactions described in Note 2 above, treasury stock was valued at cost. Effective November 14, 2001, we wrote down the carrying value of our treasury stock as a result of the push-down of TPG’s nominal basis in MEMC.

Stock-Based Compensation

We have equity incentive plans that provide for the award of incentive and non-qualified stock options, restricted stock and performance shares to employees, non-employee directors, and consultants. As of December 31, 2003, there are 15,277,045 shares authorized for grant under these plans.

Prior to 2002, non-qualified stock options to employees had typically been granted on January 1 and vested at a rate of 25% annually over four years. In 2002, options were granted with two-year, four-year, and seven-year cliff vesting, in addition to four-year ratable vesting. In 2003, options to employees were generally granted semi-annually primarily with four-year ratable vesting, although certain grants had four-year cliff vesting. Prior to 2002, non-qualified stock options to non-employee directors had typically been granted on January 1 but vested at a rate of 33 1/3% annually over three years. In 2002, non-qualified stock options to non-employee directors were granted on July 25, 2002 and vest at a rate of 33 1/3% annually over three years. No stock options were granted to non-employee directors in 2003. The maximum term of each option is 10 years.

The exercise price of stock options granted has historically equaled the market price on the date of the grant. Under the provision of Opinion 25, in this case, there is no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In certain circumstances, stock options have been granted at prices less than the market price on the date of grant. These options were either immediately vested or will vest over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense will be recognized for the intrinsic value of the options of approximately $12,800 using an accelerated method over the applicable vesting periods. Compensation expense related to these stock options was $3,374, $5,886, and $0 in 2003, 2002, and 2001, respectively.

Recipients of stock grants do not pay any cash for the shares. Stock grants to employees totaled 244,258 shares of our common stock in 2002. We also issued 589,409 shares of restricted stock in 2002, which vested within one year after issuance. The weighted average fair value of the restricted stock on the date of grant was $5.69 per share. Forfeitures of restricted stock totaled 1,249 shares and 13,369 shares in 2003 and 2002, respectively. Recipients of restricted stock do not pay any cash consideration for the shares, have the right to vote all shares subject to such grant, and have dividend rights with respect to such shares, whether or not the shares have vested. We recorded compensation expense related to stock grants and restricted stock of $0, $2,318, and $2,178 in 2003, 2002, and 2001, respectively. There is no deferred compensation expense related to the stock grants or restricted stock at December 31, 2003 or 2002.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following table summarizes the activity for the stock option plans:

	Shares	Weighted- Average Option Price	Weighted-Average Fair Value of Options Granted
Year ended December 31, 2003:
Outstanding at beginning of year	9,231,880	$5.38
Granted at market	2,378,485	10.51	$9.42
Exercised	(1,476,697)	4.54
Canceled	(916,081)	7.50

Outstanding at end of year	9,217,587	$6.53

Options exercisable at year-end	2,577,670	$8.39

Year ended December 31, 2002:
Outstanding at beginning of year	2,976,180	$13.71
Granted at market	2,272,000	4.15	$3.37
Granted below market	5,440,650	2.60	3.86
Exercised	(83,375)	8.44
Canceled	(1,373,575)	10.20

Outstanding at end of year	9,231,880	$5.38

Options exercisable at year-end	1,706,480	$13.66

Year ended December 31, 2001:
Outstanding at beginning of year	2,697,784	$15.25
Granted at market	609,600	9.44	$6.60
Exercised	—	—
Canceled	(331,204)	18.38

Outstanding at end of year	2,976,180	$13.71

Options exercisable at year-end	1,686,655	$16.02

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The table below summarizes information concerning options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$1.50 – 3.55	3,945,985	8.1 years	$2.07	1,240,998	$2.52
$4.99 – 9.88	2,947,500	8.4 years	6.62	515,450	7.01
$10.31 – 19.06	2,002,205	8.4 years	12.34	499,575	13.75
$20.13 – 49.50	321,897	1.8 years	24.91	321,647	24.91

	9,217,587	8.0 years	$6.53	2,577,670	$8.39

14	INCOME (LOSS) PER SHARE

In 2003, basic and diluted earnings per share (EPS) were calculated as follows:

	Basic	Diluted
EPS Numerator:
Net income allocable to common stockholders	$116,617	$116,617

EPS Denominator:
Weighted average shares outstanding	202,440	202,440
Warrants	—	12,001
Stock options	—	4,207
Weighted average restricted stock outstanding	—	71

Total shares (in thousands)	202,440	218,719

Earnings per share	$0.58	$0.53

In 2002 and 2001, the numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the Preferred Stock would have been antidilutive. For annual periods in 2002 and 2001, the Preferred Stock, the warrants, and the options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

In January 2004, we granted options to purchase 941,000 shares of common stock at $10.85 per share. These options will vest ratably over four years.

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

15	INCOME TAXES

Income (losses) before income taxes, equity in income (loss) of joint venture and minority interests consists of the following:

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001
DOLLARS IN THOUSANDS
U.S.	$55,602	$(5,849)	$(33,001)	$(262,846)
Foreign	100,285	25,416	(3,017)	3,180

	$155,887	$19,567	$(36,018)	$(259,666)

Income tax (benefit) expense consists of the following:

	Current	Deferred	Total
DOLLARS IN THOUSANDS
Year ended December 31, 2003:
U.S. federal	$(6)	$5,036	$5,030
State and local	314	—	314
Foreign	20,319	11,201	31,520

	$20,627	$16,237	$36,864

Year ended December 31, 2002:
U.S. federal	$(479)	$—	$(479)
State and local	(62)	—	(62)
Foreign	18,516	(1,263)	17,253

	$17,975	$(1,263)	$16,712

November 14 through December 31, 2001:
U.S. federal	$335	$—	$335
State and local	398	—	398
Foreign	69	774	843

	$802	$774	$1,576

January 1 through November 13, 2001:
U.S. federal	$(6,726)	$228,643	$221,917
State and local	111	10,382	10,493
Foreign	6,698	244	6,942

	$83	$239,269	$239,352

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes, equity in income (loss) of joint venture and minority interests as a result of the following:

	Successor			Predecessor
	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001	Jan. 1 through Nov. 13, 2001
DOLLARS IN THOUSANDS
Income tax at federal statutory rate	$54,561	$6,848	$(12,607)	$(90,883)
Increase (reduction) in income taxes:
Change in the valuation allowance for deferred tax asset	(36,008)	(10,071)	11,009	321,594
Reorganization items	5,933	215,432	—	—
Change in the valuation allowance for reorganization items	—	(215,432)	—	—
Interest accretion	—	19,029	—	—
Foreign tax differences	12,841	2,260	78	10,681
State income taxes, net of federal benefit	204	(41)	258	6,821
Asset revaluation—foreign subsidiaries	(2,858)	(2,723)	(330)	(8,178)
Investment incentives	(26)	(13)	1,450	(43)
Other, net	2,217	1,423	1,718	(640)

	$36,864	$16,712	$1,576	$239,352

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	December 31,
	2003	2002
DOLLARS IN THOUSANDS
Deferred tax assets:
Inventories	$4,435	$8,248
Expense accruals	22,367	27,574
Property, plant and equipment	135,138	170,410
Pension, medical and other employee benefits	38,651	36,744
Net operating loss carryforwards	77,938	99,216
Alternative minimum tax credit carryforwards	2,260	2,260
Other	6,953	1,128

Total gross deferred tax assets	287,742	345,580
Less valuation allowance	(254,592)	(295,945)

Net deferred tax assets	33,150	49,635

Deferred tax liabilities:
Other	(12,740)	(15,491)

Total deferred tax liabilities	(12,740)	(15,491)

Net deferred tax assets	$20,410	$34,144

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

In 2001, we increased our deferred tax valuation allowance by $461,000 to fully reserve for all net deferred tax assets in tax jurisdictions in which we had a net deferred tax asset position. In making this determination, we considered the deterioration in our liquidity at that time, the reduction in the trading price range of our stock, the uncertainty at that time surrounding the terms and structure of the divestiture by E.ON of its interest in MEMC and, after the consummation of the TPG transaction, the limitations for federal income tax purposes on our ability to use our tax loss carryforwards under Internal Revenue Code (IRC) Section 382. In 2003, we reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the Consolidated Balance Sheet:

	December 31,
	2003	2002
DOLLARS IN THOUSANDS
Current deferred tax assets, net	$162	$476
Noncurrent deferred tax assets, net	20,248	33,668

	$20,410	$34,144

Our federal and foreign net operating loss carryforwards at December 31, 2003 were $139,322, of which $3,397 will expire in 2004; $85 will expire in 2006; $20,217 will expire in 2007; $3,290 will expire in 2008; $17,885 will expire in 2020; $66,093 will expire in 2022, and $28,355 will expire in 2023. We also have alternative minimum tax credit carryforwards available of $2,260.

Section 382 of the IRC restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Note 2 above. As a result of the ownership change, approximately $861,000 of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Certain portions of our U.S. net operating losses may be subject to the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets. Accordingly, as of December 31, 2003, our net operating loss carryforwards do not carry any value in our Consolidated Balance Sheet.

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

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

16	BENEFIT PLANS

Prior to January 2, 2002, our defined benefit plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan.

We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The nonqualified plan has been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan.

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

Net periodic pension cost consists of the following:

	Pension Plans			Health Care Plan
Year ended December 31,	2003	2002	2001	2003	2002	2001
DOLLARS IN THOUSANDS
Service cost	$3,077	$3,408	$7,067	$328	$409	$1,280
Interest cost	9,093	9,365	9,983	3,256	3,502	3,811
Expected return on plan assets	(5,523)	(7,130)	(8,187)	—	—	—
Amortization of service costs	3	—	484	—	—	(690)
Net actuarial loss/(gain)	592	—	360	—	—	(151)
Curtailment loss recognized	—	—	1,890	—	—	67

Net periodic benefit cost	$7,242	$5,643	$11,597	$3,584	$3,911	$4,317

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care Plan
Year ended December 31,	2003	2002	2003	2002
DOLLARS IN THOUSANDS
Change in benefit obligation:
Benefit obligation, beginning	$136,040	$154,124	$51,464	$55,932
Service cost	3,077	3,408	328	409
Interest cost	9,093	9,365	3,256	3,502
Amendments	39	658	—	—
Actuarial (gain)/loss	19,030	5,492	1,227	(68)
Benefits paid	(11,538)	(20,583)	(4,393)	(3,789)
Curtailments	—	(16,424)	—	(4,522)

Benefit obligation as of September 30	155,741	136,040	51,883	51,464

Change in plan assets:
Fair value of plan assets, beginning	72,653	89,500	—	—
Actual return on plan assets	10,551	(4,464)	—	—
Employer contributions	1,097	8,200	4,393	3,789
Benefits paid	(11,538)	(20,583)	(4,393)	(3,789)

Fair value of plan assets as of September 30	72,763	72,653	—	—

Funded status as of September 30	(82,978)	(63,387)	(51,883)	(51,464)
Unrecognized prior service cost	46	11	—	—
Unrecognized net actuarial (gain)/loss	28,208	14,826	1,159	(68)
Fourth quarter contribution	114	112	1,148	947

Accrued benefit cost at December 31	$(54,610)	$(48,438)	$(49,576)	$(50,585)

Amounts recognized in statement of financial position:
Accrued benefit liability	$(74,284)	$(51,648)	$(50,724)	$(51,532)
Fourth quarter contribution	114	112	1,148	947
Accumulated other comprehensive loss	19,560	3,098	—	—

Accrued pension expense	$(54,610)	$(48,438)	$(49,576)	$(50,585)

Pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at September 30 was:

Asset Category	2003	2002
Equity securities	56%	55%
Fixed income securities	44%	45%

Total	100%	100%

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

The investment objectives of our pension plan assets are as follows:

•	To achieve a favorable relative return as compared with inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term gains.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2003 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2003 was 15.7%. We use the Moody’s AA long-term bond rate as a guideline in determining our discount rate assumption. In general, pension expense is expected to increase, primarily as a result of the general economic environment and the prevailing low interest rates.

Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2003 totaled $1,097. We expect contributions to our pension plan in 2004 to be in the range of $23,000 to $26,000.

For all of the above pension plans and for both periods presented, the accumulated benefit obligation was in excess of plan assets. The accumulated benefit obligation was $146,022 and $123,413 as of September 30, 2003 and 2002, respectively.

We recognized the curtailments related to the closure of the small diameter line at MEMC Southwest Inc. and the reductions in workforce during 2001.

We use a measurement date of September 30 to determine pension and other post-retirement benefit measurements for the plans. The following is a table of the actuarial assumptions used to determine the benefit obligation and the net benefit cost:

	Pension Plans		Health Care Plan
Year ended December 31,	2003	2002	2003	2002
Weighted-average assumptions:
Discount rate	6.00%	6.75%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	NA	NA
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

An average increase of 10.25% in the cost of health care benefits was assumed for 2003. The rate was assumed to decrease 1% per year to 5.25% in 2008 and to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2003:

	1% Increase	1% Decrease
DOLLARS IN THOUSANDS
Total service and interest cost components	$51	$(52)
Postretirement benefit obligation	662	(672)

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

We also have pension plans for our foreign subsidiaries. The aggregate pension expense and liability for these plans are not material to the consolidated financial statements.

17	RETIREMENT SAVINGS PLAN

We sponsor a defined contribution plan under Section 401(k) of the IRC covering all U.S. salaried and hourly employees. Our contributions included in results of operations totaled $4,470, $2,459, and $3,140 for 2003, 2002, and 2001, respectively.

18	COMMITMENTS AND CONTINGENCIES

We lease buildings, equipment and automobiles under operating leases. Rental expense was $5,904, $6,219, and $8,320 in 2003, 2002, and 2001, respectively. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2003:

DOLLARS IN THOUSANDS
2004	$4,696
2005	3,033
2006	620
2007	165
Thereafter	67

$8,581

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. In addition, we have entered into a technology transfer agreement among us, Texas Instruments Incorporated and MEMC Southwest Inc. under which we have agreed to indemnify MEMC Southwest Inc. and Texas Instruments Incorporated against certain claims of infringement of the intellectual property rights of others. Historically, we have not paid any claims under these indemnification obligations and we do not have any pending indemnification claims.

19	GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment—the design, manufacture and sale of wafers for the semiconductor industry.

Geographic financial information is as follows:

Net Sales to Customers:	2003	2002	2001
DOLLARS IN THOUSANDS
North America	$278,067	$251,094	$237,044
Europe	169,696	164,831	143,203
Japan	90,737	68,582	78,080
Asia Pacific	242,600	202,673	159,526

Total	$781,100	$687,180	$617,853

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Long-Lived Assets:	2003	2002	2001
DOLLARS IN THOUSANDS
United States	$128,952	$131,718	$158,881
Japan	84,583	36,584	37,023
Korea	35,963	13,882	9,800
Italy	64,165	32,271	27,929
Other foreign countries	27,496	19,851	21,612

Total	$341,159	$234,306	$255,245

Net sales are attributed to countries based on the location of the customer. Our investment in our joint venture is presented based on the country in which it is located.

20	UNAUDITED QUARTERLY FINANCIAL INFORMATION

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$188,345	$191,829	$195,897	$205,029
Gross margin	54,202	55,624	58,519	64,411
Income before equity in income of joint venture and minority interests	29,332	26,808	36,498	34,598
Equity in income of joint venture	1,063	1,665	1,589	1,918
Minority interests	(2,442)	(1,197)	(2,890)	(2,112)
Net income allocable to common stockholders	19,740	27,276	35,197	34,404
Basic income per share	0.10	0.14	0.17	0.17
Diluted income per share	0.09	0.13	0.16	0.15
Market price:
High	11.48	13.35	14.51	12.50
Low	7.00	8.88	9.51	8.38

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Net sales	$136,651	$174,271	$190,264	$185,994
Gross margin	21,667	44,867	52,847	54,077
Income (loss) before equity in income (loss) of joint venture and minority interests	(9,607)	14,748	(43,078)	40,792
Equity in income (loss) of joint venture	(282)	945	1,308	(732)
Minority interests	(308)	(1,549)	(2,982)	(4,325)
Net income (loss) allocable to common stockholders	(18,124)	5,978	(45,686)	35,735
Basic income (loss) per share	(0.26)	0.09	(0.25)	0.18
Diluted income (loss) per share	(0.26)	0.07	(0.25)	0.17
Market price:
High	5.90	11.50	5.25	9.48
Low	3.00	4.20	2.25	3.12

MEMC 2003 Annual Report

Notes to Consolidated Financial Statements

DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

Quarter ended March 31, 2002:

During the first quarter of 2002, we reduced our workforce by approximately 100 employees, including U.S., Italy and Japan salaried and hourly employees. We recorded a restructuring charge of $2,174 related to these actions.

Quarter ended June 30, 2002:

During the second quarter of 2002, we reduced our workforce by approximately 50 employees, including salaried and hourly employees in the U.S., Italy, Korea and Japan. We recorded a restructuring charge of $4,811 related to these workforce reductions.

We recorded currency gains of $10,000 in the second quarter of 2002 related primarily to the revaluation of a Yen-based intercompany loan. The currency gains resulted from the significant weakening of the U.S. Dollar against the Japanese Yen in the second quarter of 2002.

Quarter ended September 30, 2002:

In connection with our debt restructuring on November 13, 2001, TPG retained the 55 Million Euro Note. We recorded the 55 Million Euro Note at its fair market value of 1 dollar as of November 13, 2001. We accreted this debt instrument up to its face value in less than one year, as the note was due and payable in September 2002, using the effective interest method. Interest expense related to the accretion of the 55 Million Euro Note was approximately $53,400 for the three months ended September 30, 2002.

During the third quarter of 2002, we reduced our workforce by approximately 300 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia and Japan. We recorded a restructuring charge of $8,315 related primarily to these workforce reductions.

Quarter ended December 31, 2002:

We recorded currency gains of $4,000 in the fourth quarter of 2002 related primarily to the revaluation of a Yen-based intercompany loan. The currency gains resulted from the significant weakening of the U.S. Dollar against the Japanese Yen in the fourth quarter of 2002.

During the fourth quarter of 2002, we also recorded a one-time gain of $7,500 on an option on MEMC Pasadena, Inc., which expired on October 31, 2002.

Quarter ended September 30, 2003:

We recorded currency gains of $11,600 in the third quarter of 2003 related primarily to the revaluation of a Yen-based intercompany loan. The currency gains resulted from the significant weakening of the U.S. Dollar against the Japanese Yen in the third quarter of 2003.

21	SUBSEQUENT EVENT

On January 30, 2004, we closed on the first of two closings of our acquisition of shares of Taisil that we did not already own. The second of the two closings occurred on February 4, 2004. The acquisition was structured as a stock purchase for cash. The selling stockholders were China Steel Corporation, Chiao Tung Bank, China Development Industrial Bank and Robina Finance & Leasing Corporation, Ltd. (Robina). The purchase price was negotiated on an arms-length basis and totaled approximately $60,000. This purchase price is net of approximately $7,000 that was paid by Robina to Taisil on February 4, 2004 simultaneously with our purchase of the Taisil shares from Robina. This amount was paid by Robina to Taisil in the form of a return of a deposit that Taisil had previously advanced to Robina at the time Robina originally acquired the Taisil shares. In order to finance the acquisition, we borrowed $60,000 under the Citibank/UBS Facility. We now own 99.95% of the outstanding shares of Taisil, with the remaining 0.05% being held by approximately 20 individuals who were participants in an earlier round of Taisil financing.

MEMC 2003 Annual Report

Independent Auditors’ Report

The Board of Directors

MEMC Electronic Materials, Inc.:

We have audited the accompanying Consolidated Balance Sheets of MEMC Electronic Materials, Inc. and subsidiaries (MEMC) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002 and the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of MEMC as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 and for the periods from January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the Consolidated Financial Statements, MEMC changed its method of accounting for spare parts in 2003.

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

January 26, 2004, except as to

Note 21 which is as of February 4, 2004

MEMC 2003 Annual Report

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

Common Stock Listing

MEMC’s common stock is traded on the New York Stock Exchange under the symbol “WFR”. On December 31, 2003, the last business day of the year, the Company had 496 stockholders of record.

Form 10-K

Stockholders may obtain a copy of MEMC’s Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2003, filed with the Securities and Exchange Commission, by writing MEMC’s Investor Relations Department or by calling (636) 474-5000.

Financial Information

MEMC maintains a home page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.

Independent Auditors

KPMG LLP

10 South Broadway, Suite 900

St. Louis, Missouri 63102

Investor Relations

Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:

MEMC Electronic Materials, Inc.

Investor Relations Department

501 Pearl Drive (City of O’Fallon)

St. Peters, Missouri 63376

Tel: (636) 474-5000

Fax: (636) 474-5158

Email: invest@memc.com

Manufacturing Facilities

Chonan, South Korea

Hsinchu, Taiwan

Kuala Lumpur, Malaysia

Merano, Italy

Novara, Italy

Pasadena, Texas

Sherman, Texas

St. Peters, Missouri

Utsunomiya, Japan

M E M C®
TECHNOLOGY IS BUILT ON US, .

MDZ, and Magic Denuded Zone and their related trademark designs and logotypes are registered trademarks and OPTIA,

AEGIS, and ADVANTA and their related trademark designs and logotypes are trademarks of MEMC Electronic Materials, Inc