Form 10-K, Exhibit 13
period 2005-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2006-08-10
CIK 945436

Exhibit 13

Five Year Selected Financial Highlights	Dollars in thousands, except share data

The following data, insofar as it relates to each of the years ended December 31, 2005, 2004, 2003 and 2002 and for the periods of November 14, 2001 through December 31, 2001, and January 1, 2001 through November 13, 2001, has been derived from annual consolidated financial statements, including the consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders’ equity (deficiency) and the notes thereto. The information below should be read in conjunction with our consolidated financial statements and notes thereto including Note 2 related to the restatement of the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, and Note 3 related to significant accounting policies.

	Successor							Predecessor
	Year ended Dec. 31, 2005		Year ended Dec. 31, 2004(1)		Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001(3)	Jan. 1 through Nov. 13, 2001(3)
Statement of Operations Data:
Net sales	$1,107,379		$1,027,958		$781,100	$687,180	$58,846	$559,007
Gross margin	366,518		369,415		232,756	173,458	(11,731)	(39,757)
Marketing and administration	76,316		71,948		57,203	65,786	7,973	61,747
Research and development	33,209		37,975		32,934	27,423	7,535	58,149
Restructuring costs	—		(996	)(4)	—	15,300 (5)	2,971 (6)	29,511 (6)
Operating income (loss)	256,993		260,488		142,619	64,949	(30,210)	(189,164)
Net income (loss) allocable to common stockholders	249,353	(7)	226,201	(7)	116,617	(22,097)	(33,644)	(489,025)
Basic income (loss) per share	1.17		1.09		0.58	(0.17)	(0.48)	(7.03)
Diluted income (loss) per share	1.10		1.02		0.53	(0.17)	(0.48)	(7.03)
Shares used in basic income (loss) per share computation	213,513,110		207,713,837		202,439,828	129,810,012	69,612,900	69,612,900
Shares used in diluted income (loss) per share computation	226,449,944		221,047,946		218,719,459	129,810,012	69,612,900	69,612,900
Balance Sheet Data:
Cash, cash equivalents and short-term investments	153,611		92,314		130,697	165,646	107,159	NA
Working capital (2)	211,369		155,024		92,256	71,942	35,120	NA
Total assets	1,148,103		1,028,189		726,752	631,682	549,334	NA
Short-term borrowings (8)	13,209		20,001		16,899	80,621	44,760	NA
Long-term debt (including current portion of long-term debt)	39,917		138,727		114,193	204,017	175,856	NA
Stockholders’ equity (deficiency)	711,337		442,898		193,623	(24,680)	(24,496)	NA
Other Data:
Capital expenditures (9)	162,738		145,840		67,396	21,952	6,995	42,842
Employment	5,400		5,500		4,900	4,700	4,700	NA

(1)	In the 2004 first quarter, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, the financial results of Taisil were consolidated with our results effective February 1, 2004.

(2)	Consistent with the reclassification of the current portion of pension and post-employment liabilities to accrued liabilities as of December 31, 2004 discussed in Note 3 to the consolidated financial statements, we have reduced our working capital $29.0 million, $5.7 million and $7.2 million as of December 31, 2003, 2002 and 2001, respectively.

(3)	On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON’s debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC’s debt acquired by TPG from E.ON. As a result of the purchase of E.ON’s equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG’s nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.

(4)	During 2004, we reversed the remaining unused restructuring reserves of $1.0 million related to the 2002 restructuring charge.

(5)	During 2002, we incurred charges of $15.3 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.

(6)	During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.

(7)	During 2005, we reversed $67 million of valuation allowances related to deferred tax assets. This represented the reversal of all remaining valuation allowances on deferred tax assets. During 2004, we reversed $137 million of valuation allowances related to deferred tax assets.

(8)	Short-term borrowings were increased by $18,247 as of December 31, 2004 related to factored receivables. See Note 3 to the consolidated financial statements.

(9)	Capital expenditures were reduced by $3,971 and $17,831 for the year ended December 31, 2004 and 2003, respectively, as a result of certain capital acquisitions that were unpaid and included as outstanding accounts payable as of December 31, 2004 and 2003. See Note 2 to the consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

COMPANY OVERVIEW

We are a leading worldwide producer of wafers for the semiconductor industry. We are one of four wafer suppliers having more than a 10% share of the overall market. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. We produce polysilicon to fulfill our internal wafer manufacturing requirements.

On July 21, 2005, the Company entered into a revolving credit agreement with National City Bank of the Midwest, US Bank National Association, and such other lending institutions as may from time to time become lenders (the National City Agreement). The National City Agreement provides for a $200 million secured revolving credit facility and replaced the $150 million revolving credit facility from Citibank/UBS and the $35 million revolving credit facility from Texas Pacific Group and certain of its affiliates (TPG).

On August 7, 2006, the Audit Committee of the Board of Directors of the Company determined that the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 should be restated as more fully described in Note 2 of Notes to Consolidated Financial Statements herein. Prior to completing the 2005 Form 10-K, the Company restated its Forms 10-Q for the first two quarters of 2005. Certain accounting errors, as outlined in the specific sections of this report pertaining to prior years, were recorded in 2005.

RESULTS OF OPERATIONS

Net Sales	2005	2004	2003
Dollars in millions
Net Sales	$1,107	$1,028	$781
Percentage Change	8%	32%	14%

Our net sales increased by 8% to $1,107 million in 2005 from $1,028 million in 2004 resulting primarily from increased sales of polysilicon at higher prices and an increase in wafer product volume. Wafer average selling prices declined approximately 3% in 2005 compared to 2004. The worldwide polysilicon shortage in 2005 allowed us to sell excess polysilicon to solar customers. On a longer term basis, the Company is working to develop new relationships with solar customers to capitalize on our core competencies in wafer production. Polysilicon sales amounted to slightly less than 10% of total sales in 2005.

As of December 31, 2005 we deferred revenue totaling $15 million, with an associated $1 million in deferred costs, resulting in $14 million of deferred gross margin. This revenue related to multiple element arrangements for polysilicon sales for which we received cash in 2005. We will not recognize the deferred revenue until all elements of the arrangement are satisfied. See “Critical Accounting Polices and Estimates-Revenue Recognition,” below.

Our net sales increased by 32% to $1,028 million in 2004 from $781 million in 2003, primarily as a result of an increase in product volumes. The increase in our product volumes in 2004 was primarily due to increased industry demand, the Taisil acquisition and increased sales of our newer products. Our overall wafer average selling prices declined by approximately 2% in 2004 compared to 2003 as a result of general price declines, partially offset by the favorable impact of currency fluctuations and a richer product mix.

We operate in all the major semiconductor-producing regions of the world, with approximately 69% of our 2005 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Net Sales by Geographic Area:

Dollars in millions

Gross Margin	2005	2004	2003
Dollars in millions
Cost of Goods Sold	$740	$659	$548
Gross Margin	367	369	233
Gross Margin Percentage	33%	36%	30%

Our gross margin was $367 million in 2005 compared to $369 million in 2004 and decreased as a percentage of sales from 36% to 33%. This decrease was mainly due to the decrease in wafer average selling prices noted above, offset by increased margin on the sale of polysilicon. Additionally, in 2005 the Company changed its technology transfer process that isolated research and development (R&D) costs within manufacturing and reclassified them to R&D. See “Research and Development,” below. The change resulted in an increase in cost of goods sold with a corresponding decrease in R&D expense. The 2004 and 2003 comparable costs recorded were $6 million and $1 million, respectively.

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

Marketing and Administration	2005	2004	2003
Dollars in millions
Marketing and Administration	$76	$72	$57
As a Percentage of Net Sales	7%	7%	7%

Marketing and administration expenses were $76 million in 2005 compared to $72 million in 2004. As a percentage of net sales, marketing and administration expenses remained consistent with 2005, at 7%. In aggregate dollar amount, marketing and administration fees increased due to increased freight on customer shipments, higher professional fees and increased cost of providing sample wafers to customers. These increases were substantially offset by the termination of a management advisory agreement with Texas Pacific Group (TPG) in March 2005. Pursuant to the agreement, TPG provided management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per year plus related out-of-pocket expenses, and other additional compensation prior to the termination.

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

Research and Development	2005	2004	2003
Dollars in millions
Research and Development	$33	$38	$33
As a Percentage of Net Sales	3%	4%	4%

R&D expenses consisted mainly of product and process development efforts to increase our capability in the areas of flatness, particles and crystal defectivity. Our R&D expenses decreased to $33 million in 2005 compared to $38 million in 2004, primarily due to the 2005 change in the classification of certain R&D costs. The Company changed its technology transfer process that isolated R&D costs within manufacturing and reclassified them to R&D. The Company determined that the difficulty of precisely measuring the impact of these actual costs warranted no longer classifying such costs as R&D. The comparable amounts recorded in 2004 and 2003 were $6 million and $1 million, respectively. Additionally, R&D costs decreased due to the favorable impact of a $3 million contract reimbursement discussed below.

In the second quarter of 2005 we were awarded a contract with the Department of Defense related to the development of thin film silicon-on-insulator (SOI) wafers. The total contract value was $12 million, representing the proposed development costs expected to be incurred by the Company during the nine month period from April 1 through December 31, 2005. The contract provided for the government to reimburse the Company $4 million of the total costs to be incurred of $12 million and was recognized on a proportionate cost basis. In 2005, the Company recognized $3 million as an offset of actual SOI costs incurred within research and development expenses.

Our research and development expenses increased to $38 million in 2004 compared to $33 million in 2003 primarily due to the development of next-generation products and efforts to increase our capability in the areas of flatness, particles and crystal defectivity.

Nonoperating (Income) Expense	2005	2004	2003
Dollars in millions
Interest Expense	$7	$14	$13
Interest Income	(4)	(5)	(7)
Royalty Income	—	—	(4)
Currency (Gains) Losses	1	2	(14)
Loss on the Extinguishment of Debt	—	61	—
Other, Net	1	(10)	(1)

Interest expense in 2005 decreased to $7 million compared to $14 million in 2004. The decrease was primarily the result of the redemption in December 2004 of the senior subordinated secured notes as well as the reduction of South Korean debt throughout 2004.

Interest expense in 2004 remained consistent with 2003. An increase in interest expense in 2004 of approximately $3 million resulting from non-cash interest accretion on the senior subordinated secured notes payable to the investor group led by TPG was substantially offset by lower interest expense from lower outstanding indebtedness at our foreign subsidiaries. During 2004, we borrowed $60 million to finance the acquisition of Taisil and paid down over $143 million of other debt using cash from operations and the liquidation of short-term investments.

Royalty income in 2003 related to royalties received from Taisil, our previously unconsolidated joint venture in Taiwan. In February 2004, we completed the acquisition of the remaining 55% of Taisil that we did not already own. As a result, Taisil’s operating results have been consolidated with MEMC’s operating results effective February 1, 2004, and these royalties are no longer recognized in the consolidated statement of operations.

In 2005, we recognized currency losses of approximately $1 million, compared to losses of approximately $2 million in 2004 and gains of approximately $14 million in 2003. The currency gains in 2003 were primarily associated with the revaluation of a Yen-based intercompany loan. These currency gains resulted primarily from the significant strengthening of the Japanese Yen against the U.S. Dollar in 2003. On July 1, 2004, we designated the Yen-based intercompany loan as a long-term investment with settlement not planned or anticipated in the foreseeable future. Since we no longer expect settlement of the intercompany loan, foreign currency gains and losses from this loan are no longer being recorded in the consolidated statement of operations.

On December 30, 2004, we redeemed in full our outstanding senior subordinated secured notes plus interest for $68 million. In order to redeem the notes, we negotiated an amendment to the note indenture to allow for this early redemption without a premium. As a result of this amendment, we recognized a non-operating debt extinguishment loss on a pre-tax basis of $61 million in the 2004 fourth quarter.

Other nonoperating expense, net was $1 million in 2005, compared to income of $10 million in 2004 and $1 million in 2003. The primary components of the other nonoperating income included in the 2004 period were the reversal into income of unused customer deposits following the expiration of contracts, a gain on the termination of a customer supply arrangement and a reimbursement recorded from a business interruption insurance recovery.

Income Taxes	2005	2004	2003
Dollars in millions
Income Taxes Expense (Benefit)	$(3)	$(40)	$37
Income Tax Rate as a % of Income before Income Taxes	(1)%	(20)%	24%

In 2005 we recognized an income tax benefit of $3 million representing a benefit of 1% of income before income taxes, equity in joint venture and minority interests. The tax benefit was primarily due to reversal of valuation allowances, reassessments in reserves for changes of estimates of $30 million, effects of foreign operations on taxes offset by state income tax increases from rate changes and non-realizable state tax loss carry-forwards. We reversed $67 million of valuation allowances based on our projected future earnings because we believe it is more likely than not that certain deferred tax assets will be recognized in the future. In making this determination, we considered all available evidence including historical pre-tax and taxable income (losses), and the expected timing of the reversals of existing taxable temporary differences by taxable jurisdiction. We reassessed reserves for changes in estimates benefiting taxes by $30 million primarily for allowable depreciation deductions under IRS rules and an election to claim U.S. foreign tax credits. We expensed $10 million of state income taxes related to tax rate changes and non-realizable state net operating losses caused by a merger in 2005 for tax purposes. We recognized a tax benefit of $10 million primarily from our election to credit foreign taxes. We made certain prior period adjustments that netted to a tax expense of $3 million. See “Other Events” below.

In 2004, we recognized an income tax benefit of $40 million primarily due to the reversal of $108 million in valuation allowances against deferred tax assets related to our projected future earnings and $29 million related to current earnings in 2004. We reversed the valuation allowances related to future earnings because we believe that it is more likely than not that certain deferred tax assets will be realized, taking into consideration all available evidence including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences by taxable jurisdiction. Primarily as a result of the total valuation allowance reversals of $137 million related to current and future earnings, we had an income tax benefit rate as a percentage of income before income taxes of (20%) in 2004. We also recorded a $27 million tax liability in 2004 for the potential non-deductibility of the payment to TPG for the redemption of the subordinated note. Our income tax rate as a percentage of income before income taxes was 24% in 2003. In 2003, we reversed a portion of the valuation allowance related to net operating loss carry-forwards as a result of taxable income in certain tax jurisdictions.

Equity in Income (Loss) of Joint Venture	2005	2004	2003
Dollars in millions
Equity in Income (Loss) of Joint Venture	$—	$(2)	$6

Equity in income (loss) of joint venture represents our interest in the net income (loss) of Taisil. In the first quarter of 2004, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, Taisil’s operating results were consolidated with MEMC’s operating results beginning February 1, 2004.

LIQUIDITY AND CAPITAL RESOURCES

	2005	2004 as restated	2003 as restated
Dollars in millions
Net Cash Provided by (Used in):
Operating Activities	$321	$258	$99
Investing Activities	(153)	(195)	(42)
Financing Activities	(94)	(65)	(68)

In 2005, we generated $321 million of cash from operating activities, compared to $258 million in 2004 and $99 million in 2003. The year over year increases were primarily due to the improved operating results.

Our principal sources and uses of cash during 2005 were as follows:

Sources:

•	Generated $321 million from operations; and

•	Received approximately $15 million from the exercise of stock options.

Uses:

•	Invested $163 million in capital expenditures;

•	Paid down $89 million under long-term debt agreements; and

•	Paid approximately $10 million as a dividend to a minority shareholder in our Korean subsidiary.

Our accounts receivable decreased $34 million to $125 million at December 31, 2005, compared to $159 million at the end of 2004. Our overall days sales outstanding (DSO) was 38 days at December 31, 2005, compared to 54 days at the end of 2004 based on annualized fourth quarter sales for the respective years. As discussed below, at December 31, 2005 and 2004, we had factored $42 million and $52 million of receivables, respectively, of which $11 million and $18 million have been recorded as short-term borrowings and accounts receivable as of December 31, 2005 and 2004, respectively.

Our inventories decreased $8 million or 6% to $120 million over the prior year. The decrease was primarily due to the 8% increase in 2005 sales compared to 2004. Our annualized inventory turns, calculated as the ratio of annualized fourth quarter cost of goods sold divided by the year-end inventory balance, were approximately six times at December 31, 2005 versus approximately five times at December 31, 2004. We sell our products to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of product in inventory at the customer’s facility or at a storage facility designated by the customer. At December 31, 2005, we had $18 million of inventory held on consignment, compared to $22 million at December 31, 2004.

Our net deferred tax assets totaled $178 million at December 31, 2005 (of which $12 million was included in prepaid and other assets) compared to $128 million at December 31, 2004 (of which $8 million was included in prepaid and other assets). In 2005, we reversed $67 million in tax valuation allowances because we believe that it is more likely than not that the related deferred tax assets will be realized.

Our accounts payable decreased $18 million to $106 million at December 31, 2005, compared to $124 million at the end of 2004. The decrease was primarily due to the timing of capital equipment purchases in 2004.

We had deferred revenue totaling $15 million related to polysilicon sales as of December 31, 2005 with a corresponding deferred cost of $1 million, resulting in $14 million of deferred gross margin. We defer product revenue for multiple element arrangements based on a fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met. See “Critical Accounting Estimates – Revenue Recognition”.

Pension and post-employment liabilities decreased $4 million to $112 million at December 31, 2005, compared to $116 million at the end of 2004 (of which $21 million and $19 million were included in accrued liabilities at December 31, 2005 and 2004, respectively), primarily reflecting the funding of $13 million of minimum required contributions to our domestic defined benefit pension plan for the 2004 plan year and part of the 2005 plan year. The decrease from funding was partially offset by the increase in the benefit obligation.

Other noncurrent liabilities decreased $31 million to $41 million at December 31, 2005, compared to $72 million at December 31, 2004. The decrease primarily represents a reassessment of tax liabilities due to changes in estimate.

At December 31, 2005, we had approximately $54 million of committed capital expenditures. Capital expenditures in 2005 and committed capital expenditures for 2006 primarily related to increasing our capacity and capability for our next generation products. Consistent with previous years, the Company expects its capital expenditures to not exceed 15% of its net sales.

In 2005, we used $94 million of cash for financing activities, compared to $65 million in 2004. Net activity under short-term borrowing arrangements resulted in the net payment of $9 million in 2005, compared to $12 million in 2004. Net activity under long-term credit facilities in 2005 was a paydown of $89 million. In 2004, the Company made payments under long-term credit facilities of $113 million and borrowed $60 million under long-term debt agreements to fund the acquisition of Taisil in the first quarter of 2004.

On July 21, 2005, the Company entered into a Revolving Credit Agreement with National City Bank of the Midwest (National City Bank), US Bank National Association, and such other lending institutions as may from time to time become lenders (the National City Agreement). The National City Agreement provides for a $200 million secured revolving credit facility and replaced the $150 million revolving credit facility from Citibank/UBS (the Citibank Facility) and the $35 million revolving credit facility from Texas Pacific Group and certain of its affiliates (the TPG Facility).

The National City Agreement has a term of five years. Interest on borrowings under the National City Agreement would be payable based on the our election at LIBOR plus an applicable margin (currently 1.0%) or at a defined prime rate plus an applicable margin (currently 0.0%). The National City Agreement also provides for the Company to pay various fees, including a commitment fee on the unused portion of the lenders’ commitments (such fee is currently set at 0.25% per annum). The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio.

As a result of not timely filing our 2005 Form 10-K, we would have been in technical default under the National City Agreement. The lenders granted waivers on March 30, 2006, June 30, 2006, and July 31, 2006 extending our deadline to deliver the 2005 Form 10-K to August 31, 2006.

On July 21, 2005 we borrowed an aggregate of $60 million under the National City Agreement and used those funds to repay all outstanding amounts under the Citibank Facility. The $60 million borrowing under the National City Agreement was paid off in December 2005.

The obligations of the Company under the National City Agreement are guaranteed by certain subsidiaries of the Company. The obligations of the Company and the guaranty obligations of the subsidiaries are secured by a pledge of the capital stock of certain domestic and foreign subsidiaries of the Company. The other assets of the Company are not pledged as security for the National City Agreement.

In connection with the execution of the National City Agreement, we terminated the Citibank Facility upon our repayment of all amounts then outstanding. In addition, we terminated the TPG Facility and the reimbursement agreement among MEMC and certain TPG entities. Those TPG entities had guaranteed our obligations under the Citibank Facility and the TPG Facility and in return, we had entered into a reimbursement agreement with those guarantors under which we agreed to reimburse them for any payment made under the guarantees.

On July 21, 2005, all of the liens and security interests of Citibank, UBS and the other lenders under the Citibank Facility and the TPG entities under the TPG Facility on and in our assets were released, as were the subsidiaries’ guarantees of MEMC’s repayment obligations.

The extinguishment of the Citibank/UBS and the TPG credit facilities resulted in the write-off of $2 million of deferred financing fees. This loss was recorded in nonoperating expenses in 2005.

We were accreting the senior subordinated secured notes up to their face value of $50 million over their maturity using the effective interest method. Interest expense related to the accretion of these notes was $4 million in 2004. In December 2004, we negotiated an amendment to the note indenture to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating debt extinguishment loss on a pre-tax basis of $61 million in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $68 million.

We and certain of our foreign subsidiaries have entered into agreements with various financial institutions whereby we sell on a continuous basis eligible trade accounts receivable. Each of the agreements has clauses covering sales of receivables with recourse and non-recourse. All of the receivables are sold on a recourse basis. These agreements have different terms, including options for renewal, none of which extend beyond one year. Such factoring is generally limited to $90 million by our revolving credit agreement. At December 31, 2005 and 2004, we had factored $42 million and $52 million of receivables, respectively, of which $11 million and $18 million have been recorded as short-term borrowings and accounts receivable as of December 31, 2005 and 2004, respectively, as the sale criteria under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” were not met for certain factored transactions.

Credit facilities and related borrowings outstanding at December 31, 2005 were as follows:

	Committed	Outstanding
Dollars in millions
Long-term Debt	$272	$40
Short-term Borrowings	91	13

Total	$363	$53

Of the $272 million committed long-term credit facilities, $8 million is unavailable as it relates to the issuance of third party letters of credit. Our weighted average cost of borrowing, excluding accretion, was 2.6% and 2.7% at December 31, 2005 and December 31, 2004, respectively. Our short-term borrowings are subject to renewal annually with each financial institution through the course of the year. Our total debt to total capital ratio at December 31, 2005 was 7%, compared to 25% at December 31, 2004. The improvement in this ratio is due primarily to the payoff of debt and the higher stockholders’ equity in 2005 as compared to 2004.

Our contractual obligations as of December 31, 2005 were as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Dollars in millions
Long-term Debt [1]	$40	$5	$10	$8	$17
Short-term Borrowings	13	13	—	—	—
Operating Leases	18	5	5	3	5
Purchase Obligations [2]	137	90	37	4	6
Committed Capital Expenditures [3]	54	54	—	—	—
Pension Funding Obligation [4]	57	16	27	6	8

Total Contractual Obligations	$319	$183	$79	$21	$36

The contractual commitments shown above, except for our debt obligations, are not recorded on our consolidated balance sheet.

[1]	Our long-term debt consists of foreign currency denominated plant expansion borrowings that have notes maturing over the next ten years.

[2]	Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the Company, including minimum quantities to be purchased, and outstanding purchases for goods or services as of December 31, 2005.

[3]	Committed capital expenditures represent commitments for construction or purchase of property, plant and equipment. They are not recorded as liabilities on our consolidated balance sheet as of December 31, 2005 as we have not yet received the related goods or services or taken title to the property.

[4]	Pension funding obligations represent the estimated payments assuming an annual expected rate of return on pension plan assets of 8%, and a discount rate on pension plan obligations of 5.5%. These estimated payments are subject to significant variation and the actual payments may be more or less than the amounts estimated.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2005 was 8%, the actual return experienced in our pension plan assets in the comparable period in 2005 was 10.7%. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Aa quality) yield information. Assuming a 100 basis point variation in these assumptions, our 2005 pension expense would have been approximately $2 million higher or lower.

Our total unfunded pension liability related to our various defined benefit pension plans at December 31, 2005 totaled $75 million. In addition, as of December 31, 2005, we had an unrecognized net actuarial loss of $41 million, primarily due to a change in our discount rate. We also recorded an additional minimum pension liability before tax of $33 million as of December 31, 2005. The non-cash adjustments to record the minimum pension liability do not impact our operating results. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2005 totaled approximately $15 million. We expect contributions to our pension plans in 2006 to be approximately $16 million.

We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.

OTHER EVENTS

On October 26, 2005, the Audit Committee of the Board of Directors determined that the first two quarters of 2005 should be restated to reflect the Company’s conclusions relating to the tax deductibility of interest payments made in 2004. In the first quarter of 2005, we recognized a benefit related to a deduction for which we had previously established a $27 million reserve (in the fourth quarter of 2004) for the potential non-deductibility of a $68 million payment to TPG in connection with the redemption of our senior subordinated secured notes. After our review and analysis, we concluded that only the interest portion, or $17.7 million, of the redemption payment should be deductible and consequently adjusted the tax reserve. Also in November 2005, the Audit Committee of our Board undertook an investigation of revenue recognition issues related to the way the Company was recognizing revenue in connection with sales of polysilicon. This restatement and the Audit Committee investigation led to the Company’s delay in filing its quarterly report on Form 10-Q for the third quarter of 2005 and its 2005 Form 10-K. This review is now complete and the resolution of issues related to our accounting for revenue recognition is reflected in our audited financial statements for fiscal 2005. The Audit Committee’s review yielded information beneficial to our efforts to improve our internal control over financial reporting. As a result of the Audit Committee’s review, we instituted specific improvements and additional measures are planned for the third and fourth quarter of 2006.

Certain amounts were recorded in 2005 which related to previous periods. The amount of such adjustments was not material to our consolidated results of operations for 2004 or 2003 and prior periods, nor is the inclusion of the net expense in the results of operations for 2005 considered material. The effect of these adjustments on gross margin and net income for 2005 is as follows:

Prior Period Adjustments – increase (decrease)	Impact on Gross Margin	Impact on Net Income
Dollars in millions
Income Taxes, net	$2	$(3)
Other	(3)	(2)

Total	$(1)	$(5)

Included in the Income Taxes, net are prior period adjustments, including a benefit of $7 million related to the portion of the interest on senior subordinated notes deductible for tax purposes, additional expense of $3 million (tax expense of $7 million offset by less depreciation expense and other adjustments) related to the US GAAP treatment of fixed asset basis under the Korea Asset Revaluation Law, and additional expense of $6 million associated with non-qualified stock option deductions in prior periods, and additional expense of $1 million related to amended tax filings and reassessment of tax basis limitations.

Included in Other are primarily adjustments to cost of goods sold and inventory of approximately $2.4 million for profit not previously eliminated from inventory for product shipped between operations and other adjustments that are not individually significant.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. MEMC’s significant accounting policies are more fully described in Note 3 of Notes to Consolidated Financial Statements herein.

Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, we recognize revenue based upon customer usage, defined as when the customer pulls the product from consignment inventory. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

Inventory

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Inventory costs are based on a weighted average actual cost.

The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

We depreciate our building, improvements, and machinery and equipment evenly over the assets’ estimated useful lives. Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life.

Income Taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We regularly review our deferred tax assets for realizability and adjust the valuation allowance based upon our judgment as to whether it is more likely than not that some items recorded as deferred tax assets will be realized, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We repatriate all or substantially all of our portion of the current year earnings of the Company’s South Korean subsidiary to the United States. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we expect to reinvest these earnings overseas permanently.

The Company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. We are subject to tax audits in these jurisdictions from time to time. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our tax liabilities reflect the probable outcome of known contingencies.

Employee-Related Liabilities

We have a long-term liability for our defined benefit pension and other post-retirement benefit plans. Detailed information related to this liability is included in Note 17 of Notes to Consolidated Financial Statements herein. Our obligations are funded in accordance with provisions of federal law.

Our pension and other post-retirement liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates.

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

The Company is allowed a tax deduction for stock-based compensation to U.S. employees at the time of exercise of a non-qualified stock option. The deduction is the difference between the grant price and the market value on the exercise date. In 2005, the tax benefit associated with this tax deduction, recorded as an increase to equity, was $15 million plus an additional $6 million related to deductions in 2002, 2003 and 2004.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning in our fiscal year ending December 31, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We will use the modified prospective method of adoption which requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. MEMC expects that the adoption of SFAS 123R will have an estimated negative $0.04 to $0.05 impact on diluted earnings per share for the year ending December 31, 2006.

See Note 3 of the Consolidated Financial Statements in item (q) for a description of other recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2005 and 2004. Actual results may differ materially.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total variable-rate debt outstanding would result in a decline in income before taxes of approximately $0, $1 million and $2 million as of the end of 2005, 2004 and 2003, respectively.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily, the Euro, the Japanese Yen, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive.

Our Taiwan based subsidiary uses the U.S. Dollar as its functional currency for US GAAP purposes and does not hedge New Taiwanese Dollar exposures.

Consolidated Statements of Operations	Dollars in thousands, except share data

	For the year ended December 31,
	2005	2004	2003
Net sales	$1,107,379	$1,027,958	$781,100
Cost of goods sold	740,861	658,543	548,344

Gross margin	366,518	369,415	232,756
Operating expenses:
Marketing and administration	76,316	71,948	57,203
Research and development	33,209	37,975	32,934
Restructuring costs	—	(996)	—

Operating income	256,993	260,488	142,619

Nonoperating (income) expense:
Interest expense	7,256	13,512	12,931
Interest income	(4,156)	(5,003)	(7,290)
Royalty income	—	(105)	(4,056)
Currency (gains) losses	441	1,907	(13,928)
Loss on the extinguishment of debt	—	61,403	—
Other, net	1,077	(9,757)	(925)

Total nonoperating (income) expense	4,618	61,957	(13,268)

Income before income tax expense (benefit), equity in income (loss) of joint venture and minority interests	252,375	198,531	155,887
Income tax expense (benefit)	(2,808)	(40,119)	36,864

Income before equity in income (loss) of joint venture and minority interests	255,183	238,650	119,023
Equity in income (loss) of joint venture	—	(1,717)	6,235
Minority interests	(5,830)	(10,732)	(8,641)

Net income	$249,353	$226,201	$116,617

Basic income per share	$1.17	$1.09	$0.58

Diluted income per share	$1.10	$1.02	$0.53

Weighted average shares used in computing basic income per share	213,513,110	207,713,837	202,439,828
Weighted average shares used in computing diluted income per share	226,449,944	221,047,946	218,719,459

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets	Dollars in thousands, except share data

	As of December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$126,494	$49,519
Short-term investments	27,117	42,795
Accounts receivable, less allowance for doubtful accounts of $1,411 and $2,408 in 2005 and 2004, respectively	125,183	158,975
Inventories	119,956	127,564
Prepaid and other current assets	37,528	29,724

Total current assets	436,278	408,577
Property, plant and equipment, net	494,927	444,670
Deferred tax assets, net	165,570	119,835
Other assets	51,328	55,107

Total assets	$1,148,103	$1,028,189

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$18,305	$42,646
Accounts payable	105,500	124,083
Accrued liabilities	48,938	55,662
Accrued wages and salaries	25,987	19,117
Deferred revenue	14,558	—
Customer deposits	—	1,763
Income taxes payable	11,621	10,282

Total current liabilities	224,909	253,553
Long-term debt, less current portion	34,821	116,082
Pension and post-employment liabilities	91,028	96,745
Other liabilities	41,362	72,432

Total liabilities	392,120	538,812

Minority interests	44,646	46,479
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or outstanding at December 31, 2005 or 2004	—	—
Common stock, $.01 par value, 300,000,000 shares authorized, 222,258,808 and 209,108,105 issued at December 31, 2005 and December 31, 2004, respectively	2,223	2,091
Additional paid-in capital	191,663	154,736
Retained earnings	557,704	308,351
Accumulated other comprehensive loss	(35,854)	(17,389)
Deferred compensation	(128)	(1,263)
Treasury stock: 741,580 and 714,205 shares at 2005 and 2004, respectively	(4,271)	(3,628)

Total stockholders’ equity	711,337	442,898

Total liabilities and stockholders’ equity	$1,148,103	$1,028,189

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows	Dollars in thousands

	For the year ended December 31,
	2005	2004 (as restated)	2003 (as restated)
Cash flows from operating activities:
Net income	$249,353	$226,201	$116,617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,182	44,135	31,049
Interest accretion	—	5,248	2,824
Minority interests	5,830	10,732	8,641
Equity in (income) loss of joint venture	—	1,717	(6,235)
Currency (gains) losses	441	1,907	(13,928)
Restructuring costs	—	(996)	488
Stock compensation	2,156	2,310	3,509
Loss on the extinguishment of debt	1,929	61,403	—
(Benefit from) provision for deferred taxes	(44,114)	(105,306)	12,333
Tax benefits of stock compensation	21,218	—	—
Other	13,294	(4,467)	104
Changes in assets and liabilities:
Short-term investments – trading securities	8,396	31,965	1,608
Accounts receivable	27,831	(45,283)	(3,171)
Inventories	1,258	(14,035)	(18,498)
Prepaid and other current assets	(7,018)	2,877	(1,714)
Accounts payable	6,451	23,455	4,259
Accrued liabilities	(4,331)	(1,023)	(7,576)
Accrued wages and salaries	8,562	(4,710)	(3,489)
Deferred revenue	14,558	—	—
Customer deposits	(1,765)	(14,310)	(15,412)
Income taxes payable	2,548	6,355	(12,161)
Pension and related liabilities	(11,403)	(18,423)	10,184
Other noncurrent assets and liabilities	(31,380)	48,275	(10,696)

Net cash provided by operating activities	320,996	258,027	98,736

Cash flows from investing activities:
Proceeds from sale of time deposits	46,254	34,323	49,789
Purchases of time deposits	(37,885)	(26,032)	(24,841)
Capital expenditures	(162,738)	(145,840)	(67,396)
Purchase of Taisil, net of cash acquired	—	(57,226)	—
Proceeds from sale of property, plant and equipment	21	91	200
Other	1,736	—	—

Net cash used in investing activities	(152,612)	(194,684)	(42,248)

Cash flows from financing activities:
Net repayments on short-term borrowings	(9,054)	(11,564)	(64,928)
Proceeds from issuance of long-term debt	60,000	60,014	—
Principal payments on long-term debt	(149,476)	(113,407)	(102,098)
Debt financing fees	(1,184)	—	—
Dividend to minority interest	(9,546)	(4,765)	(2,510)
Proceeds from issuance of common stock	14,817	4,826	101,076

Net cash used in financing activities	(94,443)	(64,896)	(68,460)

Effect of exchange rate changes on cash and cash equivalents	3,034	(3,822)	3,196

Net increase (decrease) in cash and cash equivalents	76,975	(5,375)	(8,776)
Cash and cash equivalents at beginning of period	49,519	54,894	63,670

Cash and cash equivalents at end of period	$126,494	$49,519	$54,894

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	$6,407	$13,098	$12,797
Income taxes paid	$27,906	$14,567	$32,076
Supplemental schedule of non-cash investing and financing activities:
Accounts payable incurred (relieved) for acquisition of fixed assets	$(16,133)	$3,971	$17,831

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity (Deficiency)	Dollars in thousands (except share data)

	Common Stock Issued		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Deferred Compensation	Common Stock Held in Treasury		Total Stockholders’ Equity (Deficiency)	Total Comprehensive Income (Loss)
	Shares	Amount					Shares	Amount
Balance at December 31, 2002	196,456,334	$1,965	$26,965	$(34,467)	$(7,329)	$(7,094)	(929,205)	$(4,720)	$(24,680)

Comprehensive income:
Net income		—	—	116,617	—	—	—		116,617	116,617
Net translation adjustment		—	—	—	(10,228)	—	—		(10,228)	(10,228)
Minimum pension liability (net of $0 tax)		—	—	—	(15,781)	—	—		(15,781)	(15,781)
Stock plans, net	1,421,698	14	5,738	—	—	4,178	53,750	273	10,203	—
Contingent performance purchase price	10,000,000	—	23,476	—	—	—	—		23,476	—
Issuance of common stock		100	93,916	—	—	—	—		94,016	—

Total comprehensive income										$90,608

Balance at December 31, 2003	207,878,032	$2,079	$150,095	$82,150	$(33,338)	$(2,916)	(875,455)	$(4,447)	$193,623
Comprehensive income:
Net income		—	—	226,201	—	—	—		226,201	226,201
Net translation adjustment		—	—	—	22,308	—	—		22,308	22,308
Minimum pension liability (net of $0 tax)		—	—	—	(6,359)	—	—		(6,359)	(6,359)
Stock plans, net	1,230,073	12	4,641	—	—	1,653	161,250	819	7,125	—

Total comprehensive income										$242,150

Balance at December 31, 2004	209,108,105	$2,091	$154,736	$308,351	$(17,389)	$(1,263)	(714,205)	$(3,628)	$442,898
Comprehensive income:
Net income		—	—	249,353	—	—	—		249,353	249,353
Net translation adjustment		—	—	—	(22,035)	—	—		(22,035)	(22,035)
Minimum pension liability (net of $12,135 tax)		—	—	—	3,570	—	—		3,570	3,570
Stock plans, net	3,150,703	32	37,027	—	—	1,135	(27,375)	(643)	37,551	—
Net exercise of warrants	10,000,000	100	(100)	—	—	—	—		—	—

Total comprehensive income										$230,888

Balance at December 31, 2005	222,258,808	$2,223	$191,663	$557,704	$(35,854)	(128)	(741,580)	$(4,271)	$711,337

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	Dollars in thousands, except share data

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

2. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

On August 7, 2006, the Audit Committee of the Board of Directors of the Company determined that the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 should be restated to properly reflect transactions that were incorrectly classified as operating cash flows by the Company. These transactions relate to the classification within the cash flow statements of capital expenditures and factored receivables. In addition, the Company is restating the consolidated statements of cash flows for changes to the amounts recorded for operating and investing cash flows, exchange rate changes and cash and cash equivalent balances due to an error in classification of cash equivalents and short-term investments.

The following table presents the impact of the restatement on the consolidated statement of cash flows for the company, showing previously reported and restated amounts, for the years ended December 31, 2004 and 2003, respectively (in thousands):

	Year Ended December 31, 2004		Year Ended December 31, 2003
	as previously reported	as restated	as previously reported	as restated
Cash flows from operating activities:
Short-term investments – trading securities [2]	34,764	31,965	12,263	1,608
Accounts receivable [1]	(27,036)	(45,283)	(3,171)	(3,171)
Accounts payable [3]	27,426	23,455	22,090	4,259
Net cash provided by operating activities	283,044	258,027	127,222	98,736

Cash flows from investing activities:
Proceeds from sale of time deposits [2]	—	34,323	—	49,789
Purchases of time deposits [2]	—	(26,032)	—	(24,841)
Capital expenditures [3]	(149,811)	(145,840)	(85,227)	(67,396)
Net cash used in investing activities	(206,946)	(194,684)	(85,027)	(42,248)

Cash flows from financing activities:
Net short-term borrowings [1]	(29,811)	(11,564)	(64,928)	(64,928)
Net cash provided by financing activities	(83,143)	(64,896)	(68,460)	(68,460)

Effect of exchange rate changes on cash and cash equivalents	2,500	(3,822)	3,473	3,196

Net increase in cash and cash equivalents	(4,545)	(5,375)	(22,792)	(8,776)
Cash and cash equivalents at beginning of period [2]	96,859	54,894	119,651	63,670
Cash and cash equivalents at end of period [2]	$92,314	$49,519	$96,859	$54,894

[1]	For the year ended December 31, 2004, the Company did not appropriately account for factored receivables under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125.” As a result, the Company incorrectly recorded operating cash inflows of $18,247 that should have been recorded as financing cash inflows.

[2]	At December 31, 2004 and 2003, the Company incorrectly excluded time deposits with original maturities exceeding three months from investing activities and trading securities from operating activities as these items were incorrectly classified as cash equivalents.

[3]	For the years ended December 31, 2004 and 2003, the Company incorrectly recorded non-cash activities related to the financing and payment of fixed asset purchases. Assets acquired but unpaid and accrued in accounts payable were $24,498 and $20,527 as of December 31, 2004 and 2003, respectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

In preparing the financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, employee benefits and asset valuation allowances. Our actual results could differ from those estimates.

(b) Reclassifications

December 31, 2004 balances have been reclassified to conform with the current period presentation including 1) $42,795 from cash and cash equivalents to short-term investments, 2) increase in accounts receivable and short-term borrowings of $18,247 and 3) $19,682 from pension and post-employment liabilities to accrued liabilities.

(c) Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We account for investments of less than 50% but greater than 20% in joint venture companies using the equity method. All significant intercompany balances and transactions among our subsidiaries have been eliminated. Following the acquisition of Taisil effective February 1, 2004, we no longer have any significant investments in less than 50% joint venture companies.

(d) Cash Equivalents

Cash equivalents include items such as overnight investments and short-term time deposits with maturity periods of three months or less when purchased.

(e) Short-term Investments

Short-term investments are held by our Korean subsidiary and consist of the following:

	As of December 31,
	2005	2004
Dollars in thousands
Time deposits	$19,151	$26,825
Marketable securities	7,966	15,970

	$27,117	$42,795

Time deposits are comprised mainly of demand deposits with commercial banks or investment companies having fixed original maturities exceeding three months but less than or equal to one year with fixed interest rates including pre-payment penalties for early withdrawal. Marketable securities are comprised primarily of debt investments with varying maturities and are classified as trading securities and recorded at their fair values. Unrealized gains included in short-term investments at December 31, 2005 and 2004 were $394 and $910, respectively. Unrealized gains or losses were recognized in the Consolidated Statement of Operations as non-operating (income) expense. Total net unrealized gains of $389, $829 and $613 have been included in earnings for the years ended December 31, 2005, 2004 and 2003, respectively.

(f) Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Inventory costs are based on a weighted average actual cost.

The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(g) Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets’ estimated useful lives as follows:

Years
Buildings and improvements	4-60
Machinery and equipment	1-15

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $55,305, $42,042 and $27,806, respectively.

Effective in 2003, we prospectively changed our accounting principles to depreciate the cost of significant long-lived spare parts when placed in service, consistent with our fixed asset capitalization policy. Depreciation is recognized evenly over the estimated useful lives of the spare parts. Prior to 2003, we directly expensed the full cost of spare parts when placed in service.

Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life. Effective July 1, 2003, in connection with the adjustment to property, plant and equipment resulting from the TPG contingent purchase price payment as described in Note 10, we re-evaluated our accounting estimates relating to the useful lives of most of our machinery and equipment, infrastructure and buildings. As a result of this evaluation, we concluded that the useful lives of certain classes of our assets should be extended to better reflect their economic life. The 2005 impact of changing the estimate in useful lives for these select asset classes, coupled with the effect of the TPG contingent purchase price payment, had a net favorable impact on gross margin of $818 and a favorable after-tax effect of $580 for the assets on the books at the time. This impacted both basic and diluted earnings per share by less than 1 cent for 2005. In 2004, the change had a net favorable impact on gross margin of $2,958, a favorable after-tax effect of $2,002 and impacted both basic and diluted earnings per share by 1 cent. In 2003, the change had a net favorable impact on gross margin of $3,670, a favorable after-tax effect of $2,829 and impacted both basic and diluted earnings per share by 1 cent. Had the useful lives for these select asset classes (including assets purchased since that time) not been extended and coupled with the effect of the TPG contingent purchase price payment, we would have had a net unfavorable impact on gross margin of $7,234 and an unfavorable after-tax effect of $5,126. This would have impacted both basic and diluted earnings per share by 2 cents for 2005. In 2004, not making the change would have had a net unfavorable impact on gross margin of $6,645, an unfavorable after-tax effect of $4,498 and impacted both basic and diluted earnings per share by 2 cents. In 2003, not making the change would have had a net unfavorable impact on gross margin of $4,800, a favorable after-tax effect of $3,700 and impacted both basic and diluted earnings per share by 2 cents.

The cost of constructing facilities and equipment and developing internal use software includes interest costs. Capitalized interest totaled $577, $240 and $147 in 2005, 2004 and 2003, respectively.

(h) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We have recorded no impairment charges.

(i) Operating Leases

The Company enters into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases. With the exception of the City of O’Fallon agreement discussed in Note 13, Long-Term Debt, these arrangements do not meet the requirements of capital leases under Statement of Financial Accounting Standards No. 13, “Accounting for Leases” and are therefore expensed straight-line over the life of the operating lease.

(j) Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, we recognize revenue based upon customer usage, defined as when the customer pulls the product from consignment inventory. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on a fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

(k) Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency derivative activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the Consolidated Statement of Operations. Net currency gains (losses) on unhedged foreign currency positions totaled $441, $(1,907) and $13,928 in 2005, 2004 and 2003, respectively.

The currency gains and losses in 2004 and 2003 were primarily associated with the revaluation of a Yen-based intercompany loan. On July 1, 2004, we designated this Yen-based intercompany loan as a long-term investment with settlement not planned or anticipated in the foreseeable future. Since we no longer expect settlement of the intercompany loan, foreign currency gains and losses from this loan are no longer being recorded in the Consolidated Statement of Operations.

(l) Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s expenditures and the subsidiary’s borrowings. When the subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive loss in stockholders’ equity.

Effective October 1, 2004, we changed the functional currency of our South Korean subsidiary from U.S. Dollar to Korean Won. The change was determined based on the significant changes in economic facts and circumstances of the subsidiary in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” The change was made prospectively with the adjustment for the current rate translation of nonmonetary assets on October 1, 2004 being recorded to other comprehensive income in the amount of $2,328.

(m) Income Taxes

The Company applies Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Operations). We regularly review our deferred tax assets for realizability and adjust the valuation allowance based upon our judgment as to whether it is more likely than not that some items recorded as deferred tax assets will be realized, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

(n) Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), “Accounting for Stock Issued to Employees”, and related interpretations. We record compensation expense related to restricted stock units over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders’ equity.

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

	For the year ended December 31,
	2005	2004	2003
Dollars in thousands, except share data
Net income allocable to common stockholders, as reported	$249,353	$226,201	$116,617
Add:
Stock-based employee compensation included in reported net income, net of related tax effects	1,337	1,431	3,461
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(12,629)	(10,761)	(14,396)

Pro forma net income allocable to common stockholders	$238,061	$216,871	$105,682

Income per share:
Basic—as reported	$1.17	$1.09	$0.58
Basic—pro forma	$1.12	$1.04	$0.52
Diluted—as reported	$1.10	$1.02	$0.53
Diluted—pro forma	$1.05	$0.98	$0.49

We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.9%	3.6%	3.4%
Expected stock price volatility	102.1%	106.5%	107.6%
Expected term until exercise (years)	4	6	6
Expected dividends	0.0%	0.0%	0.0%

During 2005, MEMC discovered errors in its calculations of expected volatility in 2004 and 2003 due to incorrect market values used in the calculation. The original calculation resulted in a weighted average volatility of 286.0% and 187.6% in 2004 and 2003, respectively, compared to the 106.5% and 107.6% disclosed above. The correction for these revisions decreased the total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects by approximately $2,636 and $405 for 2004 and 2003, respectively.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. MEMC will adopt the provisions of SFAS 123R under the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in the first quarter of 2006.

(o) Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

(p) Shipping and Handling

Costs to ship products to customers are included in marketing and administration in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $9,947, $8,119 and $1,225 for the years ended December 31, 2005, 2004 and 2003, respectively.

(q) Recent Accounting Pronouncements

The following recent accounting pronouncements were adopted in 2005:

•	FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” - See discussion in Note 16, Income Taxes.

•	FSP No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” - See discussion in Note 17, Employee-Related Liabilities.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective in 2005 for MEMC. MEMC has determined that the adoption of FIN 47 did not have a material impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces

Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by MEMC in the first quarter of 2006. MEMC has determined that the adoption of SFAS 154 will not have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The Company has not yet determined the impact FIN 48 will have on its consolidated results of operations and financial condition.

(r) Adjustments

Certain adjustments related to accounting errors were recorded in 2005 which related to previous periods. The amount of such adjustments was not material to the Company’s consolidated results of operations for 2004 or 2003 and prior periods, nor is the inclusion of the net expense in the results of operations for 2005 considered material. The effect of these adjustments on gross margin and net income is as follows:

Prior Period Adjustments – increase (decrease)	Impact on Gross Margin	Impact on Net Income
Dollars in thousands
Income Taxes, net	$2,358	$(3,251)
Other	(3,712)	(2,321)

Total	$(1,354)	$(5,572)

Included in the Income Taxes impact on net income were prior period adjustments, including a benefit of $6,478 related to the portion of the interest on senior subordinated notes deductible for tax purposes, additional expense of $2,768 (tax expense of $7,418 offset by less depreciation expense and other adjustments) related to the US GAAP treatment of fixed asset basis under the Korea Asset Revaluation Law, and additional expense of $6,024 associated with non-qualified stock option deductions in prior periods (see Note 16), and additional expense of $937 related to amended tax filings and reassessment of tax basis limitations.

Included in Other are primarily adjustments to cost of goods sold and inventory of approximately $2,400 for profit not previously eliminated from inventory for product shipped between operations and other adjustments that are not individually significant.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

•	Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

Information on the estimated fair values of financial instruments is as follows:

	Carrying Amount	Face/Notional Amount	Estimated Fair Value
Dollars in thousands
Long-term debt
2005	$39,917	$39,917	$40,422
2004	138,727	138,727	140,272
Currency forward contracts – net sell positions
2005	$1,952	$70,079	$1,952
2004	664	38,813	664

5. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, net of tax, were as follows:

	As of December 31,
	2005	2004
Dollars in thousands
Accumulated net translation adjustment	$(14,833)	$7,202
Accumulated minimum pension liability (net of tax of $12,135 and $0 in 2005 and 2004, respectively)	(21,021)	(24,591)

Total accumulated other comprehensive loss	$(35,854)	$(17,389)

6. CREDIT CONCENTRATION

Our customers are in the semiconductor industry and are located in various geographic regions including North America, Europe, Japan and the Asia Pacific area. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. We had only one customer comprising over 10% of our sales, specifically 13.7% and 13.3%, in 2005 and 2004. Sales to two customers accounted for approximately 26% of our net sales in 2003. No other customers constituted 10% or more of our net sales in 2003.

7. RESTRUCTURING COSTS

In 2005, 2004, and 2003, we incurred no charges in connection with restructuring activities. Utilization of the provision for restructuring costs in 2004 totaled $557 and primarily related to reductions in headcount of approximately 11 employees in Europe in the first quarter of 2004. In the fourth quarter of 2004, we reversed the remaining $996 restructuring reserve because all restructuring activities related to the original plan had been completed during 2004. Utilization of the provision for restructuring costs in 2003 totaled $6,255 and primarily related to reductions in headcount of approximately 70 employees in 2003 and to the sale of the Spartanburg facility on July 1, 2003.

Restructuring activity is as follows:

	Asset Impairment/ Write-off	Dismantling and Related Costs	Personnel Costs	Total
Dollars in thousands
Balance as of January 1, 2003	$488	$1,859	$5,461	$7,808
Amounts utilized	(488)	(1,827)	(3,940)	(6,255)

Balance as of December 31, 2003	—	32	1,521	1,553
Amounts utilized	—	—	(557)	(557)
Reversal of reserves	—	(32)	(964)	(996)

Balance as of December 31, 2004 and 2005	$—	$—	$—	$—

8. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2005	2004
Dollars in thousands
Raw materials and supplies	$13,169	$20,307
Goods in process	50,012	54,160
Finished goods	56,775	53,097

	$119,956	$127,564

At December 31, 2005, we had $17,933 of inventory held on consignment, compared to $22,183 at December 31, 2004.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,
	2005	2004
Dollars in thousands
Land	$5,105	$5,823
Buildings and improvements	125,877	125,591
Machinery and equipment	527,513	448,556

	658,495	579,970
Less accumulated depreciation	(236,866)	(198,595)

	421,629	381,375
Construction in progress	73,298	63,295

	$494,927	$444,670

10. TEXAS PACIFIC GROUP TRANSACTIONS

On August 19, 2003, TPG agreed to pay E.ON $25,200 to settle the amount of contingent performance purchase price owed by TPG to E.ON. The payment resulted in an increase in TPG’s basis in MEMC that was pushed down to our accounting records. This increased our property, plant and equipment balance by approximately $26,100, increased the value of our investment in joint venture by approximately $1,100, and decreased our net deferred tax assets by approximately $2,000. Additionally, the value assigned to the common stock and warrants acquired by TPG was increased by approximately $23,500, and the value assigned to the senior subordinated secured notes held by TPG was increased by approximately $1,700.

In connection with the Restructuring Agreement with TPG dated as of November 13, 2001, we entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG provided management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus related out-of-pocket expenses, and additional compensation if TPG acted as a financial advisor to us for future transactions such as a merger or debt or equity financing. This agreement was terminated by the parties in March 2005.

In February 2005, TPG sold 65.6 million common shares in a public offering, reducing its beneficial ownership to approximately 34%. Additionally, a secondary offering by the investor group led by TPG of 18.3 million shares was completed in August 2005. The shares offered included all of the remaining shares on the resale shelf registration statement filed in February 2004, including 10.0 million shares acquired by TPG upon the exercise of warrants issued in 2001, further reducing TPG’s beneficial ownership to approximately 25%. This reduction in beneficial ownership constitutes a change of control under the U.S. tax rules.

11. ACQUISITIONS, INVESTMENT IN TAISIL JOINT VENTURE

On January 30, 2004 and February 4, 2004, we acquired the remaining approximate 55% interest of Taisil Electronic Materials Corporation (Taisil) that we did not already own. The acquisition was structured as a stock purchase for cash. The purchase price totaled $57,226. In order to finance the acquisition, we borrowed $60,000 under the Citibank/UBS Facility. We now own 99.97% of the outstanding shares of Taisil. As a result of these transactions, the financial results of Taisil were consolidated with MEMC effective as of February 1, 2004.

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

Royalties earned under royalty agreements with the joint venture and sales of intermediate and finished product by the Taisil joint venture to MEMC were as follows:

	January 2004	For the year ended December 31, 2003
Dollars in thousands
Royalties	$105	$4,056
Sales	$764	$6,859

A summary of the results of operations for 2004 and 2003 of the previously unconsolidated Taisil joint venture follows:

	January 2004	For the year ended December 31, 2003
Dollars in thousands
Total for unconsolidated joint venture:
Net sales	$3,649	$81,612
Gross margin	(1,783)	23,412
Net income (loss)	(3,815)	13,855
Our share—
Net income (loss)	$(1,717)	$6,235

On August 1, 2004, we acquired the 20% ownership interest in our MEMC Southwest Inc. joint venture that we did not already own. The consideration for the 20% ownership interest was the termination of the various joint venture agreements, including the shareholders’ agreement, the technology transfer agreement and a wafer purchase agreement. Negative goodwill of $18,546 resulted from the application of purchase accounting. The negative goodwill was calculated as the excess of the fair value of the minority interest’s net assets acquired over the assumed purchase price. The negative goodwill was then allocated to the basis of the minority interest’s share of existing property, plant and equipment, goodwill and other noncurrent assets.

The financial results of MEMC Southwest Inc. continued to be consolidated with MEMC subsequent to this transaction, but the minority interest was no longer reflected in our consolidated balance sheets, statements of operations or cash flow statements.

12. SHORT-TERM BORROWING AGREEMENTS

Our short-term borrowings total $13,209 (including factored receivables, as discussed below) at December 31, 2005, under $91,216 (including factored receivables, as discussed below) of short-term loan agreements which are renewable annually. Of the $91,216 committed long-term loan agreements, $11,697 is unavailable as it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings. Our short-term borrowings totaled approximately $20,001 at December 31, 2004.

Our weighted average interest rate on short-term borrowings was 3.7% and 1.7% at December 31, 2005 and 2004, respectively.

The Company and certain of its foreign subsidiaries have entered into agreements with various financial institutions whereby we sell on a continuous basis eligible trade accounts receivable. Each of the agreements has clauses covering recourse and non recourse. All of the receivables are sold on a recourse basis. These agreements have different terms, including options for renewal, none of which extend beyond one year. Such factoring is generally limited to $90,000 by our revolving credit agreement. The Company accounts for its transfers of receivables as sales under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) if the criteria for sale treatment in SFAS 140 are met.

At December 31, 2005 and 2004, we had factored $41,793 and $51,584 of receivables, respectively, of which $10,929 and $18,247 have been recorded as short-term borrowings as of December 31, 2005 and 2004, respectively, as the sale criteria under SFAS 140 were not met for certain factored transactions.

13. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,
	2005	2004
Dollars in thousands
Citibank/UBS revolving credit facility with interest payable semiannually at 3.5%	$—	$60,000
Notes with interest payable semiannually at rates ranging from 2.1% to 2.9%, due in 2009 through 2017	39,917	51,696
Various notes paid off in 2005	—	27,031

Total long-term debt	39,917	138,727
Less current portion	(5,096)	(22,645)

	$34,821	$116,082

On July 21, 2005, the Company entered into a Revolving Credit Agreement with National City Bank of the Midwest (National City Bank), US Bank National Association, and such other lending institutions as may from time to time become lenders (the National City Agreement). The National City Agreement provides for a $200,000 secured revolving credit facility and replaced the $150,000 revolving credit facility from Citibank/UBS (the Citibank Facility) and the $35,000 revolving credit facility from Texas Pacific Group and certain of its affiliates (the TPG Facility).

The National City Agreement has a term of five years. Interest on borrowings under the National City Agreement will be payable based on the Company’s election at LIBOR plus an applicable margin (currently 1.0%) or at a defined prime rate plus an applicable margin (currently 0.00%). The National City Agreement also provides for the Company to pay various fees, including a commitment fee, on the unused portion of the lenders’ commitments (such fee is currently set at 0.25% per annum). The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio.

As a result of not timely filing its 2005 Form 10-K, the Company would have been in technical default under the National City Agreement. The lenders granted waivers on March 30, 2006, June 30, 2006 and July 31, 2006 extending the deadline to deliver the 2005 Form 10-K to August 31, 2006.

On July 21, 2005 we borrowed an aggregate of $60,000 under the National City Agreement and used those funds to repay all outstanding amounts under the Citibank Facility; interest on this $60,000 loan was due quarterly beginning October 1, 2005. On December 28, 2005, all amounts outstanding under the National City Agreement were repaid.

The obligations of the Company under the National City Agreement are guaranteed by certain subsidiaries of the Company. The obligations of the Company and the guaranty obligations of the subsidiaries are secured by a pledge of the capital stock of certain domestic and foreign subsidiaries of the Company. The other assets of the Company are not pledged as security for the National City Agreement.

In connection with the execution of the National City Agreement, we terminated the Citibank Facility upon the repayment by the Company of all amounts then outstanding. In addition, the Company terminated the TPG Facility and the reimbursement agreement among the Company and certain TPG entities. Those TPG entities had guaranteed the Company’s obligations under the Citibank Facility and the TPG Facility and in return, the Company had entered into a reimbursement agreement with those guarantors under which the Company agreed to reimburse them for any payment made under the guarantees.

On July 21, 2005, all of the liens and security interests of Citibank, UBS and the other lenders under the Citibank Facility and the TPG entities under the TPG Facility on and in our assets were released, as were the subsidiaries’ guarantees of MEMC’s repayment obligations.

The extinguishment of the Citibank/UBS and the TPG credit facilities resulted in the write-off of $1,929 of deferred financing fees. This loss was recorded in nonoperating expenses in 2005.

Pursuant to transactions with TPG, we recorded $50,000 in principal of our senior subordinated secured notes at their fair market value of one dollar. We were accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Interest expense related to the accretion of these notes was $3,855 and $719 in 2004 and 2003, respectively. In December 2004, we negotiated an amendment to the note indenture to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating debt extinguishment loss on a pre-tax basis of $61,403 in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $67,700, the face value of the notes plus accrued interest.

Long-term debt at December 31, 2005 totaling $39,917 owed to a bank by our Japanese subsidiary is guaranteed by us and is secured by the land, buildings and machinery and equipment of our Japanese subsidiary. These loans mature in years ranging from 2009 to 2017. Such guarantees would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

Other long-term debt at December 31, 2004, of $27,031, consisted of funds owed banks at our foreign subsidiaries, which were paid in full in December 2005. Upon payment in full, these credit facilities were terminated.

We have long-term committed loan agreements of approximately $271,769 at December 31, 2005, of which $39,917 is outstanding. Of the $271,769 committed long-term loan agreements, which fully expire beginning 2009 and ending 2017, $7,532 is unavailable as it relates to the issuance of third party letters of credit. We pay commitment fees of 0.00 to 0.25 percent on the unused portion of committed loan agreements.

The aggregate amounts of long-term debt maturing after December 31, 2005 are as follows:

Dollars in thousands
2006	$5,096
2007	5,096
2008	5,096
2009	4,714
2010	3,312
Thereafter	16,603

$39,917

In October 1996, we entered into a financing arrangement with the City of O’Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O’Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2005 and 2004, $0 and $113,201 was outstanding relating to these bonds, respectively. The proceeds of the bonds were exchanged by the City of O’Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We had the option to purchase the machinery and equipment and the building and building improvements from the City of O’Fallon. The industrial revenue bonds bore interest at an annual rate of 6% and matured concurrently with the annual payments due under the terms of the lease. We classified the leased assets as property, plant and equipment and established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. In December 2005, we exercised our option to purchase the machinery and equipment and the building and building improvements from the City of O’Fallon and redeemed the bonds.

14. STOCKHOLDERS’ EQUITY

Preferred Stock

We have 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

Warrants

Pursuant to the TPG purchase, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their aggregate fair market value of less than one dollar. The warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011. In 2005, TPG exercised 10,000,000 warrants on a cashless basis, resulting in the retirement of 1,989,391 additional warrants held by TPG which were used as payment for the exercise price.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the National City Agreement and the Restructuring Agreement dated as of November 13, 2001, between MEMC and TPG. There were no dividends declared or paid during the years ended December 31, 2005, 2004 and 2003.

Under our Restructuring Agreement with TPG dated as of November 13, 2001, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities.

Stock-Based Compensation

We have equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors, and consultants. As of December 31, 2005, there were 15,559,363 shares authorized for grant under these plans.

In 2002, options were granted with two-year, four-year, and seven-year cliff vesting, in addition to four-year ratable vesting. In 2003, 2004, and 2005 options to employees were generally granted semi-annually primarily with four-year ratable vesting, although certain grants had four-year cliff vesting. In 2002, non-qualified stock options to non-employee directors were granted on July 25, 2002 and vest at a rate of 33  1/3% annually over three years. No stock options were granted to non-employee directors in 2003, 2004 or 2005. The maximum term of each option is 10 years.

The exercise price of stock options granted has historically equaled the market price on the date of the grant except as noted below. Under the provision of Opinion 25, in this case, there is no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In 2001 and 2002, certain stock options were granted at exercise prices less than the market price on the date of grant. These options were either immediately vested or vested over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense was recognized for the intrinsic value of the options of approximately $12,800 and the expense was recognized based on graded vesting. Compensation expense related to these stock options was $531, $1,907, and $3,374 in 2005, 2004, and 2003, respectively. Deferred compensation expense related to these stock options at December 31, 2005 and 2004 was $86 and $926, respectively.

Restricted stock units represent the right to receive a share of MEMC stock at a designated time in the future, provided the stock unit is vested at the time. Restricted stock units granted to non-employee directors, which generally vest over a two year period from the grant date, totaled 94,400 in 2004. Notwithstanding the foregoing, of the 40,000 restricted stock units granted to non-employee directors in April 2004, 50% vested in July 2004 and the remaining 50% vested in July 2005. The weighted average fair value of the restricted stock unit on the date of grant was $8.24. Forfeitures of restricted stock units totaled 18,600 shares and 9,300 shares in 2005 and 2004, respectively. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until such time as the underlying shares of stock are distributed. We recorded compensation expense related to restricted stock units of $141 and $368 in 2005 and 2004, respectively. Deferred compensation expense related to restricted stock unit grants at December 31, 2005 and 2004 was $40 and $320, respectively.

In October 2004, The American Jobs Creation Act of 2004 dramatically changed U.S. tax laws governing nonqualified deferred compensation, as defined. Most significantly, this new tax law, known as Section 409A, imposed new tax penalties for failure to comply with the new law, including an additional 20% excise tax payable by an employee on deferred taxable compensation that does not comply with the new law. This 20% excise tax is in addition to any normal income taxes payable by the employee on income.

In 2005, the IRS published proposed regulations regarding Section 409A. These new proposed regulations treat options to buy stock at an exercise price that is below the fair market value of the stock on the date the option was granted (discount options) as deferred compensation subject to the new penalty tax. The new Section 409A law only applies to discount options that vested on or after January 1, 2006. Because of the new tax act, MEMC decided to accelerate discount options that would have vested on January 2, 2006 to a new vest date of December 1, 2005.

In addition, because employees that were considered insiders were not able to exercise options on the open market during December 2005, MEMC allowed all insiders with options that would have been considered discount options, with the exception of the President and Chief Executive Officer, to exercise their options through MEMC. This included exercising the options to receive the shares net of tax withholdings with MEMC retaining the surrendered shares in Treasury. Because these insiders were allowed to exercise their options through MEMC, rather than a broker, variable accounting was triggered and $1,482 of marketing and administration expense was recorded in the fourth quarter of 2005.

The following table summarizes the activity for the stock option plans:

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value of Options Granted
Year ended December 31, 2005:
Outstanding at beginning of year	9,279,023	$7.58
Granted at market	3,675,948	14.14	$10.29
Exercised	(3,148,203)	4.71
Canceled	(1,403,327)	12.54

Outstanding at end of year	8,403,441	$10.73

Options exercisable at year-end	1,142,533	$8.72

Year ended December 31, 2004:
Outstanding at beginning of year	9,217,587	$6.53
Granted at market	2,781,680	9.46	$7.81
Exercised	(1,391,323)	3.47
Canceled	(1,328,921)	8.26

Outstanding at end of year	9,279,023	$7.61

Options exercisable at year-end	2,658,491	$8.37

Year ended December 31, 2003:
Outstanding at beginning of year	9,231,880	$5.38
Granted at market	2,378,485	10.51	$8.73
Exercised	(1,476,697)	4.54
Canceled	(916,081)	7.50

Outstanding at end of year	9,217,587	$6.53

Options exercisable at year-end	2,577,670	$8.39

The table below summarizes information concerning options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.50 – 7.90	1,737,315	6.37 years	$4.68	365,665	$3.94
$8.02 – 10.20	1,808,685	8.37 years	9.03	415,745	9.23
$10.52 – 11.74	1,788,710	8.42 years	11.38	212,843	11.33
$11.87 – 16.44	1,934,800	9.05 years	12.73	112,600	12.47
$16.75 – 32.63	1,133,931	9.36 years	18.29	35,680	24.38

	8,403,441	8.26 years	$10.73	1,142,533	$8.72

15. INCOME PER SHARE

In 2005, 2004 and 2003, basic and diluted earnings per share (EPS) were calculated as follows (in thousands except share amounts):

	For the year ended December 31, 2005		For the year ended December 31, 2004		For the year ended December 31, 2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
EPS Numerator:
Net income allocable to common stockholders	$249,353	$249,353	$226,201	$226,201	$116,617	$116,617

EPS Denominator:
Weighted average shares outstanding	213,480,225	213,480,225	207,705,094	207,705,094	202,439,828	202,439,828
Restricted stock and restricted stock units	32,885	55,209	8,743	22,482	—	70,791
Warrants	—	9,993,170	—	11,356,387	—	12,001,226
Stock options	—	2,921,340	—	1,963,983	—	4,207,614

Total shares	213,513,110	226,449,944	207,713,837	221,047,946	202,439,828	218,719,459

Earnings per share	$1.17	$1.10	$1.09	$1.02	$0.58	$0.53

In 2005, 2004, and 2003, options to purchase 712,210, 3,345,661 and 1,500,571, respectively, of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive. Stock options are antidilutive when the exercise price of the options is greater than the average market price of the common shares for the period.

16. INCOME TAXES

Income before income taxes, equity in income (loss) of joint venture and minority interests consists of the following:

	For the year ended December 31,
	2005	2004	2003
Dollars in thousands
U.S.	$113,821	$17,130	$55,602
Foreign	138,554	181,401	100,285

	$252,375	$198,531	$155,887

Income tax (benefit) expense consists of the following:

	Current	Deferred	Total
Dollars in thousands
Year ended December 31, 2005:
U.S. Federal	$(14,554)	$(55,996)	$(70,550)
State and local	4,228	10,429	14,657
Foreign	33,872	19,213	53,085

	$23,546	$(26,354)	$(2,808)

Year ended December 31, 2004:
U.S. Federal	$31,599	$(43,344)	$(11,745)
State and local	222	—	222
Foreign	22,837	(51,433)	(28,596)

	$54,658	$(94,777)	$(40,119)

Year ended December 31, 2003:
U.S. Federal	$(6)	$5,036	$5,030
State and local	314	—	314
Foreign	20,319	11,201	31,520

	$20,627	$16,237	$36,864

Income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes, equity in income (loss) of joint venture and minority interests as a result of the following:

	For the year ended December 31,
	2005	2004	2003
Dollars in thousands
Income tax at federal statutory rate	$88,331	$69,486	$54,561
Increase (reduction) in income taxes:
Change in the valuation allowance for deferred tax asset	(67,069)	(137,452)	(36,008)
Reorganization items	—	—	5,933
Nondeductible interest	—	26,583	—
Effect of foreign operations and repatriation	(9,442)	3,900	12,841
State income taxes, net of Federal benefit	2,827	144	204
Reassessment of reserves due to change in estimate	(29,618)	—	—
Reassessment of rate due to change in estimate	10,308	—	—
Prior period adjustments	7,901	—	—
R&D credit	(3,710)	—	—
Asset revaluation—foreign subsidiaries (Korea)	—	(2,971)	(2,858)
Investment incentives	—	(156)	(26)
Other, net	(2,336)	347	2,217

	$(2,808)	$(40,119)	$36,864

The “Change in valuation allowance” relates to movement in the valuation allowance against deferred tax assets for domestic temporary differences and tax credits, state and foreign net operating loss carryforwards, and other foreign deferred tax assets. The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income, in assessing the need for a valuation allowance. The underlying assumptions the Company used in forecasting future taxable income require significant judgment and take into account the Company’s recent financial performance. Based upon this analysis, the valuation allowance of $67,069 was reversed in 2005, bringing the total valuation allowance to zero. In 2004, the net deferred tax asset was reviewed in light of improvements in both domestic and foreign operating results and higher expected future taxable income levels. Domestically, because of higher projected taxable income levels and the expectation that it is more likely than not that we will be able to recognize certain deferred tax assets and tax loss carryforwards, we reduced the valuation from that reflected in prior years. On the foreign side, earnings improvements at our Japanese operations resulted in the expectation that all of the net deferred tax asset will be utilized resulting in the reversal in 2004 of the remaining Japanese valuation allowance. In summary, we reversed $107,581 in valuation allowances related to future earnings and $29,601 related to current earnings in 2004. In 2003, we reversed $36,008 in valuation allowance related to current earnings.

The “Effect of foreign operations and repatriation” includes the net reduced taxation of foreign profits combining jurisdictions with rates above and below the U.S, federal statutory rate. It also includes the impact of withholding taxes. For 2005, the net decrease of $9,442 represents reductions of $12,455 associated with electing the U.S. foreign tax credit in 2005 instead of deducting foreign taxes, $6,664 of foreign taxes below U.S. statutory rates, and increases of $4,576 in foreign withholding taxes, $2,285 related to the recognition of certain additional U.S. residual income tax that is expected to be imposed upon a distribution of unremitted foreign earnings, and $2,816 in liabilities established for potential transfer pricing and other issues. In 2004 and 2003, the increases represented the excess of foreign taxes over U.S. taxes at statutory rates, recognition of certain additional U.S. residual income tax expected to be imposed on distribution of unremitted foreign earnings and foreign withholding tax.

The “Reassessment of reserves due to change in estimate” relates to an increase in the Company’s estimate of its allowable depreciation deductions totaling $22,416, a benefit of $5,979 related to prior year U.S. tax return amendments to elect foreign tax credits net of previously taken deductions for foreign taxes and a decrease of $1,223 of other changes in estimate.

The “Prior period adjustments” in 2005 included a benefit of $6,478 related to the portion of the interest on senior subordinated notes deductible for tax purposes for which a liability had been recorded, additional tax expense of $7,418 related to the US GAAP treatment of fixed asset basis difference under the Korea Asset Revaluation Law, additional expense of $6,024 associated with non-qualified stock option deductions which had been recorded as a reduction to income tax expense in prior periods, and additional expense of $937 related to amended tax filings and reassessment of tax basis limitations.

The “Reassessment of rate due to change in estimate” includes approximately $6,309 of expense related to a change in the blended state tax rate expected to apply to reversing temporary differences in future periods due to changes in expected apportionment ratios and other factors as well as state net operating losses of $3,999 that expired as a result of a merger in 2005 for tax purposes.

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2005	2004
Dollars in thousands
Deferred tax assets:
Inventories	$5,304	$5,772
Expense accruals	8,631	7,454
Property, plant and equipment	89,785	110,518
Pension, medical and other employee benefits	44,301	37,902
Net operating loss carryforwards – state and foreign	10,529	18,016
Investment tax credit carryforward	—	1,766
Capitalized R&D	9,882	—
Other	11,524	12,324

Total gross deferred tax assets	179,956	193,752
Less valuation allowance	—	(65,325)

Net deferred tax assets	179,956	128,427

Deferred tax liabilities:
Other	(2,432)	(790)

Total deferred tax liabilities	(2,432)	(790)

Net deferred tax assets	$177,524	$127,637

A portion of the previously reported gross deferred tax assets as of December 31, 2004, primarily temporary differences related to fixed assets and NOL carryforwards, are not “probable” assets under Financial Accounting Standards No. 109 due to the built in loss tax rules and associated change in control limitations under IRC Sec. 382. As such, the Company has determined that it would be most appropriate to present deferred tax assets net of those assets and the associated valuation allowance.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the Consolidated Balance Sheet:

	As of December 31,
	2005	2004
Dollars in thousands
Current deferred tax assets, net	$11,954	$7,802
Noncurrent deferred tax assets, net	165,570	119,835

	$177,524	$127,637

At December 31, 2005, the Company had a $9,512 deferred tax asset for state income tax loss carry-forwards. These carryforwards are scheduled to expire between 2006 and 2022 if unused. Of these, $1,816 will expire in 2006, $3,658 in 2007, $482 in 2008, $211 in 2009, $194 in 2017 and $3,151 in 2022.

“Other non-current liabilities” includes tax liabilities of $10,689 and $36,576 at December 31, 2005 and December 31, 2004, respectively. These liabilities have been established for tax filing positions that the Company believes are fully supported but are likely to be challenged by taxing authorities and may not be fully sustained. The reduction in liability from 2004 to 2005 is primarily related to our election to credit foreign taxes in the U.S. and other refinement of our positions related to the TPG partial acquisition in 2001. These liabilities are expected to remain on our books until the time that the positions are sustained upon audit or the statute of limitations expires.

With the exception of current earnings of our subsidiary in South Korea, earnings of foreign subsidiaries are deemed to be permanently reinvested. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we expect to reinvest these earnings overseas permanently. It is not practicable to calculate the unrecognized deferred tax liability on those earnings. On October 22, 2004, the American Jobs Creation Act (the Jobs Act) was signed into law. MEMC did not repatriate funds under the provisions of the Jobs Act. Accordingly, we have not adjusted our tax expense or deferred tax liability to reflect a deduction related to the Jobs Act.

17. EMPLOYEE-RELATED LIABILITIES

Pension and Other Post-Employment Benefit Plans

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

We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The nonqualified plan has also been amended to discontinue future benefit accruals.

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

In July 2005, approximately 88% of eligible employees of our Taiwan subsidiary elected to opt out of their defined benefit plan into a new defined contribution plan, creating a one-time curtailment loss of $518.

Net periodic benefit cost consists of the following:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2005	2004	2003	2005	2004	2003
Dollars in thousands
Service cost	$3,745	$3,950	$3,077	$357	$258	$328
Interest cost	9,285	9,017	9,093	2,482	2,929	3,256
Expected return on plan assets	(7,525)	(5,974)	(5,523)	—	—	—
Amortization of service costs	12	13	3	—	—	—
Net actuarial loss/(gain)	1,652	1,131	592	(556)	(66)	—
Transition obligation recognized	18	23	—	—	—	—
Curtailment charge	518	—	—	—	—	—

Net periodic benefit cost	$7,705	$8,160	$7,242	$2,283	$3,121	$3,584

We use a measurement date of September 30 to determine pension and other post-retirement and post-employment benefit measurements for the plans.

The following is a table of actuarial assumptions used to determine the net periodic benefit cost:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2005	2004	2003	2005	2004	2003
Weighted average assumptions:
Discount rate	5.75%	6.00%	6.75%	5.75%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Current medical cost trend rate	NA	NA	NA	8.25%	9.25%	10.25%
Ultimate medical cost trend rate	NA	NA	NA	5.25%	5.25%	5.25%
Year the rate reaches ultimate trend rate	NA	NA	NA	2008	2008	2008

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2005	2004	2005	2004
Dollars in thousands
Change in benefit obligation:
Benefit obligation, beginning	$170,606	$155,741	$48,979	$54,559
Acquisition of Taisil, benefit obligation, beginning	—	3,274	—	—
Service cost	3,745	3,950	357	258
Interest cost	9,285	9,017	2,482	2,929
Amendments	—	163	—	—
Actuarial (gain)/loss	7,807	6,889	(4,292)	(4,312)
Benefits paid	(12,215)	(8,428)	(4,187)	(4,455)
Currency exchange (gain)/loss	403	—	—	—

Benefit obligation as of September 30	179,631	170,606	43,339	48,979

Change in plan assets:
Fair value of plan assets, beginning	92,046	72,763	—	—
Acquisition of Taisil, fair value of plan assets, beginning	—	1,575	—	—
Actual return on plan assets	9,744	4,669	—	—
Employer contributions	15,495	21,467	4,187	4,455
Benefits paid	(12,215)	(8,428)	(4,187)	(4,455)
Currency exchange (gain)/loss	(64)	—	—	—

Fair value of plan assets as of September 30	105,006	92,046	—	—

Funded (unfunded) status as of September 30	(74,625)	(78,560)	(43,339)	(48,979)
Unrecognized prior service cost	45	186	—	—
Unrecognized net actuarial (gain)/loss	40,565	34,398	(6,824)	(3,087)
Unrecognized transitional (asset) obligation	48	454	—	—
Fourth quarter contribution	3,225	3,782	922	1,008

Accrued benefit cost at December 31	$(30,742)	$(39,740)	$(49,241)	$(51,058)

Amounts recognized in statement of financial position:
Accrued liabilities, current	$(17,661)	(14,457)	(4,450)	(4,187)
Pension and post-employment liabilities	(49,462)	(53,656)	(45,713)	(47,879)
Fourth quarter contribution	3,225	3,782	922	1,008
Accumulated other comprehensive loss before taxes	33,156	24,591	—	—

Net amount recognized	$(30,742)	$(39,740)	$(49,241)	$(51,058)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2005	2004	2005	2004
Weighted average assumptions:
Discount rate	5.50%	5.75%	5.50%	5.75%
Rate of compensation increase	4.00%	4.50%	4.00%	4.50%
Current medical cost trend rate	NA	NA	8.25%	9.25%
Ultimate medical cost trend rate	NA	NA	5.25%	5.25%
Year the rate reaches ultimate trend rate	NA	NA	2008	2008

Pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at September 30 was:

Asset Category	Target Allocation 2005	2005	2004
Equity securities	20-65%	62%	63%
Fixed income securities	20-75%	28%	37%
All other	0-20%	10%	—
Total		100%	100%

The investment objectives of our pension plan assets are as follows:

•	To achieve a favorable relative return as compared with inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2005 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2005 was 10.7%. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Aa quality) yield information.

Our pension obligations are funded in accordance with provisions of Federal law. Contributions to our pension plans in 2005 totaled $14,938. We expect contributions to our pension plan in 2006 to be approximately $17,661.

Pension plans with projected benefit obligations exceeding the fair value of plan assets were as follows:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2005	2004	2005	2004
Fair value of plan assets	$103,102	$90,259	$1,904	$1,787
Projected benefit obligation	$166,212	$159,611	$13,419	$10,995

Pension plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2005	2004	2005	2004
Fair value of plan assets	$103,102	$90,259	$1,904	$1,787
Accumulated benefit obligation	$160,245	$149,681	$10,177	$10,608

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2005:

	1% Increase	1% Decrease
Dollars in thousands
Total service and interest cost components	$37	$(40)
Postretirement benefit obligation	577	(600)

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
Dollars in thousands
2006	$9,023	$4,450
2007	9,491	4,405
2008	9,854	4,270
2009	10,509	4,105
2010	11,494	3,865
2011-2015	72,437	16,010

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law on December 8, 2003. The Act provides a federal subsidy to companies who provide prescription drug benefits to retirees that are actuarially equivalent to the benefits provided under Medicare Part D under the Act. In May 2004, the FASB issued FSP No. 106-2 (FSP 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP 106-2 supersedes FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. We have determined that our plan will qualify for a subsidy in 2006. As a result of the subsidy, 2005 net periodic post-employment benefit cost was reduced by $564 and the accumulated post-employment benefit obligation decreased by $3,487.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provide payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $30,631 at December 31, 2005 and $33,932 at December 31, 2004, and is included in other long-term liabilities and accrued wages and salaries on our balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

18. RETIREMENT SAVINGS PLAN

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees. Our costs included in results of operations totaled $4,475, $4,568 and $4,470 for 2005, 2004 and 2003, respectively.

19. COMMITMENTS AND CONTINGENCIES

Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $5,280, $8,102 and $5,904 in 2005, 2004 and 2003, respectively. The total future commitment under operating leases as of December 31, 2005 was $17,730, of which $17,509 is noncancellable. We enter into purchase commitments for materials and services utilized in the normal course of business. Our unconditional purchase obligations represent the minimum requirements of the contractual termination penalties (take or pay provisions) under these various commitments. Our operating lease and purchase obligations as of December 31, 2005 were as follows:

	Payments Due By Period
	Total	2006	2007	2008	2009	2010	Thereafter
Dollars in thousands
Operating Leases	$17,730	4,577	2,803	2,104	1,559	1,227	5,460
Unconditional Purchase Obligations	$42,828	16,235	13,035	3,322	2,270	2,270	5,696

Indemnification

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations and we do not have any pending indemnification claims.

Litigation

Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al.

In a case entitled Damewood vs. Ethyl Corporation, et al. (Cause No. 96-38521), filed on August 1, 1996, three employees of the former operator of MEMC Pasadena’s plant, Albemarle Corporation, filed suit against us and others in the 189th Judicial District Court, Harris County, Texas. The employees alleged that they sustained injuries during an explosion at that plant on January 27, 1996. We settled this matter with the plaintiffs and were dismissed as a party. One of the other defendants, Ethyl Corporation, was the only defendant in this case at the time of trial in October 1998. A jury awarded a verdict in favor of the plaintiffs that resulted in a judgment against Ethyl Corporation in the amount of approximately $6,800. Ethyl Corporation appealed this judgment. Ethyl Corporation and the plaintiffs subsequently settled this matter for approximately $5,200.

On September 29, 1998, Albemarle Corporation made a demand against us for defense and indemnity in this case on behalf of Ethyl Corporation. Albemarle Corporation assumed the obligation to defend and indemnify Ethyl Corporation under an agreement in which Ethyl Corporation transferred ownership of the plant where the injury took place to Albemarle Corporation. In November 1998, we made a demand for indemnity in this case against Albemarle Corporation. Demands for indemnity made by Albemarle Corporation on behalf of Ethyl Corporation and by us are both based on contractual indemnity language contained in the contract for the sale of the MEMC Pasadena plant from Albemarle Corporation to us.

In a case entitled Albemarle Corporation et al. vs. MEMC Electronic Materials, Inc., et al. (Cause No. 2002-59930), filed on November 20, 2002 in the 55th Judicial District Court, Harris County, Texas, Albemarle and its insurers filed suit against us and MEMC Pasadena seeking indemnification and costs of defense in the above matter. On February 14, 2003, we filed an answer denying the allegations by Albemarle Corporation and its insurers. On March 17, 2003, we filed a counterclaim against Albemarle Corporation seeking indemnification, costs of defense and payment of certain funds recovered by Albemarle Corporation’s workers’ compensation carrier in connection with the above matter. On October 22, 2004, the court entered an order granting Albemarle’s motion for summary judgment and denying our motion for summary judgment. The court did not consider the issue of damages. We appealed the summary judgment decision on April 15, 2005. Both parties have briefed the issue with the appellate court and are awaiting a decision.

We do not believe that this matter will have a material adverse affect on our consolidated results of operations and financial condition. Due to uncertainty regarding the litigation process, however, the scope and interpretation of contractual indemnity provisions and the status of any insurance coverage, the outcome of this matter could be unfavorable, in which event we might be required to pay damages and other expenses.

Sumitomo Mitsubishi Silicon Corporation et al. vs. MEMC Electronic Materials, Inc.

On December 14, 2001, MEMC filed a lawsuit against Sumitomo Mitsubishi Silicon Corporation (“SUMCO”) and several of its affiliates in the Northern District of California (the “First SUMCO Case”) alleging infringement of one of MEMC’s U.S. patents. On March 16, 2004, the court entered summary judgment against MEMC. MEMC appealed this decision to the U.S. Federal Circuit Court of Appeals, and on August 22, 2005, the U.S. Federal Circuit Court of Appeals reversed the grant of summary judgment with respect to inducement of infringement by SUMCO, and the case was remanded to the U.S. District Court for further proceedings. On February 24, 2006, the U.S District Court granted certain summary judgment motions of each of SUMCO and MEMC. In light of the summary judgment rulings in favor of SUMCO, on February 27, 2006 the U.S District Court issued a final judgment against MEMC in the First SUMCO Case. On February 28, 2006, MEMC filed its Notice of Appeal of the grant of certain of the summary judgment rulings in favor of SUMCO in the First SUMCO Case with the U.S. Federal Circuit Court of Appeals.

On July 13, 2004, SUMCO and certain of its affiliates filed a lawsuit against MEMC in the U.S. District Court for the District of Delaware (the “Second SUMCO Case”) in a case captioned Sumitomo Mitsubishi Silicon Corporation, aka SUMCO, a corporation of Japan and SUMCO USA Corporation, a Delaware corporation, v. MEMC Electronic Materials, Inc., a Delaware corporation, Civil Action No. 04-852-SLR. In May 2005, MEMC successfully had this case removed to the Northern District of California, although the Second SUMCO Case and the First SUMCO Case will not be consolidated. In the Second SUMCO Case, plaintiffs allege that MEMC violated the antitrust laws by attempting to control sales of low defect silicon wafers in the United States, including through its patent policies and enforcement of its patents related to low defect silicon wafers. Plaintiffs also seek a declaratory judgment that plaintiffs’ wafers do not infringe the claims of two MEMC patents and that these two MEMC patents are invalid and unenforceable. Finally, plaintiffs allege that these two MEMC patents are void and unenforceable because of MEMC’s alleged patent misuse. Plaintiffs seek treble damages in an unspecified amount, and attorneys’ fees and costs incurred by plaintiffs in the Second SUMCO Case and in the First SUMCO Case. MEMC had asserted defenses against these claims, including a counterclaim for infringement of one of the two patents. In June 2006, in light of the pending appeal with the U.S. Federal Circuit Court of Appeals on certain matters from the First SUMCO Case, certain of the counts related to the two MEMC patents were dismissed from the Second SUMCO Case without prejudice. MEMC believes that SUMCO’s position in the Second SUMCO Case has no merit and is asserting a vigorous defense. We do not believe that this matter will have a material adverse affect on our consolidated results of operations and financial condition. Due to uncertainty regarding the litigation process, however, the outcome of this matter could be unfavorable, in which event we might be required to pay damages and other expenses.

20. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment – the design, manufacture and sale of wafers for the semiconductor industry.

Geographic financial information is as follows:

Net Sales to Customers:

	2005	2004	2003
Dollars in thousands
U.S.	$344,069	$286,302	$278,067
Foreign	763,310	741,656	503,033

Total	$1,107,379	$1,027,958	$781,100

Foreign revenues were derived from sales to the following countries:

	2005	2004	2003
Dollars in thousands
Japan	$91,882	$99,567	$90,737
Korea	184,234	173,194	144,409
Taiwan	225,355	200,958	50,940
Other foreign countries	261,839	267,937	216,947

Total	$763,310	$741,656	$503,033

Our net sales attributable to polysilicon for the years ended December 31, 2005, 2004 and 2003 were 9.6%, 3.1% and 4.4%, respectively.

Net sales are attributed to countries based on the location of the customer.

Long-Lived Assets:

	2005	2004	2003
Dollars in thousands
United States	$159,334	$120,139	$128,952
Japan	176,771	171,169	84,583
Korea	58,593	44,687	35,963
Italy	39,012	82,697	64,165
Taiwan	106,870	77,306	24,184
Other foreign countries	5,675	3,779	3,312

Total	$546,255	$499,777	$341,159

For 2003, our investment in our joint venture is presented based on the country in which it is located.

21. UNAUDITED QUARTERLY FINANCIAL INFORMATION

2005	First Quarter (as restated)	Second Quarter (as restated)	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data
Net sales	$250,939	$272,256	$280,743	$303,441
Gross margin	81,275	89,304	85,246	110,693
Income before equity in loss of joint venture and minority interests	57,120	42,364	103,037	52,662
Minority interests	(82)	(1,887)	(1,412)	(2,449)
Net income	$57,038	$40,477	$101,625	$50,213
Basic income per share	$0.27	$0.19	$0.47	$0.23
Diluted income per share	$0.25	$0.18	$0.45	$0.22
Market close stock prices:
High	$14.56	$16.19	$22.79	$23.68
Low	$10.74	$11.23	$15.82	$16.87

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data
Net sales	$228,760	$255,539	$275,283	$268,376
Gross margin	73,343	87,159	110,746	98,167
Income before equity in loss of joint venture and minority interests	40,300	63,556	62,374	72,420
Equity in loss of joint venture	(1,717)	—	—	—
Minority interests	(2,677)	(2,955)	(2,654)	(2,446)
Net income	$35,906	$60,601	$59,720	$69,974
Basic income per share	$0.17	$0.29	$0.29	$0.34
Diluted income per share	$0.16	$0.27	$0.27	$0.32
Market close stock prices:
High	$11.73	$10.36	$9.55	$13.25
Low	$7.95	$7.97	$7.39	$8.46

For the first quarter of 2005, net sales, gross margin, net income and diluted income per share were previously reported as $257,854, $93,277, $77,158 and $0.34, respectively. For the second quarter of 2005, net sales, gross margin, net income and diluted income per share were previously reported as $275,388, $100,432, $58,913 and $0.26, respectively.

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

In December 2004, we negotiated an amendment to the note indenture to the senior subordinated secured notes to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating extinguishment loss on a pre-tax basis of $61,403 in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $67,700, the face value plus accrued interest of the notes. We recorded a $26,583 noncurrent tax liability in the fourth quarter to provide for the possible nondeductibility of the debt extinguishment payment.

Quarter ended March 31, 2005

We recognized certain discrete tax adjustments representing an income tax benefit of $19,361. These included a reassessment of tax reserve (non-current liability) requirements of $29,618 due to changes in estimated allowable depreciation deductions and the Company’s election to credit foreign taxes. Also included were prior period adjustments of $7,901. (see Note 16)

Quarter ended September 30, 2005

We reversed all remaining valuation allowances against domestic deferred tax assets of $67,069 based upon the Company’s determination that these deferred tax assets would more likely than not be realized.

Report of Independent Registered Public Accounting Firm

The Board of Directors

MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company restated the consolidated statements of cash flows for the years ended December 31, 2004 and 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 10, 2006 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri

August 10, 2006