Form 10-K, Exhibit 13
period 2006-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2007-03-01
CIK 945436

Exhibit 13

Five Year Selected Financial Highlights	Dollars in thousands, except share data

The following data has been derived from our annual consolidated financial statements, including the consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders’ equity (deficiency) and the notes thereto. The information below should be read in conjunction with our consolidated financial statements and notes thereto including Note 2 related to significant accounting policies.

	2006	2005	2004(1)	2003	2002
Statement of Operations Data:

Net sales	$1,540,584	$1,107,379	$1,027,958	$781,100	$687,180

Gross margin	688,947	366,518	369,415	232,756	173,458

Marketing and administration	94,852	76,316	71,948	57,203	65,786

Research and development	35,819	33,209	37,975	32,934	27,423

Restructuring costs (2)	—	—	(996)	—	15,300

Operating income	558,276	256,993	260,488	142,619	64,949

Net income (loss) allocable to common stockholders (3)	369,288	249,353	226,201	116,617	(22,097)

Basic income (loss) per share	1.66	1.17	1.09	0.58	(0.17)

Diluted income (loss) per share	1.61	1.10	1.02	0.53	(0.17)

Shares used in basic income (loss) per share computation	222,128,722	213,513,110	207,713,837	202,439,828	129,810,012

Shares used in diluted income (loss) per share computation	229,743,349	226,449,944	221,047,946	218,719,459	129,810,012

Balance Sheet Data:

Cash, cash equivalents and short-term investments	585,491	153,611	92,314	130,697	165,646

Working capital	641,696	211,369	155,024	92,256	71,942

Total assets	1,765,524	1,148,103	1,028,189	726,752	631,682

Short-term borrowings	—	13,209	20,001	16,899	80,621

Long-term debt (including current portion of long-term debt)	34,408	39,917	138,727	114,193	204,017

Stockholders’ equity (deficiency)	1,166,893	711,337	442,898	193,623	(24,680)

Other Data:

Capital expenditures	148,370	162,738	145,840	67,396	21,952

Employment	5,500	5,400	5,500	4,900	4,700

(1)

In the 2004 first quarter, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, the financial results of Taisil were consolidated with our results effective February 1, 2004.

(2)

During 2002, we incurred charges of $15 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees. During 2004, we reversed the remaining unused restructuring reserves of $1 million related to the 2002 restructuring charge.

(3)

During 2005, we reversed $67 million of valuation allowances related to deferred tax assets. This represented the reversal of all remaining valuation allowances on deferred tax assets. During 2004, we reversed $137 million of valuation allowances related to deferred tax assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

COMPANY OVERVIEW

We are a leading worldwide producer of wafers for the semiconductor industry, and are one of four wafer suppliers having more than a 10% share of the overall market. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Depending on market conditions, we also sell intermediate products such as polysilicon, silane gas, partial ingots and scrap wafers to semiconductor device and equipment makers, solar customers, flat panel and other industries.

In 2006 we announced our intention to provide solar wafers as an additional type of wafer by signing multiple long-term solar wafer supply contracts. We began delivery of these wafers in January 2007.

RESULTS OF OPERATIONS

Net Sales	2006	2005	2004
Dollars in millions

Net Sales	$1,541	$1,107	$1,028

Percentage Change	39%	8%	32%

Our net sales increased by 39% to $1,541 million in 2006 from $1,107 million in 2005. The increase was driven by continued price increases on both sales of our excess polysilicon raw material and wafers combined with increased volumes. Our wafer average selling prices for the 2006 year were approximately 10% higher than the average selling prices for the 2005 year. Our raw material polysilicon sales amounted to slightly less than 19% of total sales in 2006 compared to slightly less than 10% in 2005. This percentage is anticipated to slowly decline over time as our wafer sales grow at a faster rate.

Our net sales increased by 8% to $1,107 million in 2005 from $1,028 million in 2004 resulting primarily from increased sales of polysilicon at higher prices and an increase in wafer product volume. Wafer average selling prices declined approximately 3% in 2005 compared to 2004. The worldwide polysilicon shortage allowed us to sell excess polysilicon to solar customers. Polysilicon sales amounted to slightly less than 10% of total sales in 2005.

We operate in all the major semiconductor-producing regions of the world, with approximately 66% of our 2006 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Net Sales by Geographic Area:

Dollars in millions

Gross Margin	2006	2005	2004
Dollars in millions

Cost of Goods Sold	$852	$740	$659

Gross Margin	689	367	369

Gross Margin Percentage	45%	33%	36%

Our gross margin improved to $689 million, or 45% of net sales, in 2006 compared to $367 million, or 33% of net sales, in 2005. The improvement was driven by price increases on both excess polysilicon and wafer sales. Cost of goods sold increased $4 million due to the recording of stock compensation expense associated with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”).

Our gross margin was $367 million in 2005 compared to $369 million in 2004 and decreased as a percentage of sales from 36% to 33%. This decrease was mainly due to the decrease in wafer average selling prices noted above, offset by increased margin on the sale of polysilicon. Additionally, in 2005 we changed our technology transfer process that isolated research and development (R&D) costs within manufacturing and reclassified them to R&D. See “Research and Development,” below. The change resulted in an increase in cost of goods sold with a corresponding decrease in R&D expense. The 2004 amount recorded was $6 million.

Marketing and Administration	2006	2005	2004
Dollars in millions

Marketing and Administration	$95	$76	$72

As a Percentage of Net Sales	6%	7%	7%

Marketing and administration expenses increased to $95 million in 2006 compared to $76 million in 2005. The increase was primarily a result of the recording of stock compensation expense associated with the adoption of SFAS 123R and higher professional fees. Stock compensation expense recorded in marketing and administration expenses was $13 million in 2006 as compared to $2 million in 2005. As a percentage of net sales, marketing and administration expenses in 2006 decreased to 6% compared to 7% in 2005.

Marketing and administration expenses were $76 million in 2005 compared to $72 million in 2004. As a percentage of net sales, marketing and administration expenses remained consistent with 2004, at 7%. In aggregate dollar amount, marketing and administration fees increased due to increased freight on customer shipments, higher professional fees and increased cost of providing sample wafers to customers. These increases were substantially offset by the termination of a management advisory agreement with Texas Pacific Group (“TPG”) in March 2005. Pursuant to the agreement, TPG provided management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per year plus related out-of-pocket expenses, and other additional compensation prior to the termination.

Research and Development	2006	2005	2004
Dollars in millions

Research and Development	$36	$33	$38

As a Percentage of Net Sales	2%	3%	4%

R&D expenses consisted mainly of product and process development efforts to increase our capability in the areas of flatness, particles and crystal defectivity. Our research and development expenses increased to $36 million in 2006 compared to $33 million in 2005 due to stock compensation expense associated with the adoption of SFAS 123R of $1 million in 2006 and a reduction in the amount of R&D grants we received from the Department of Defense.

Our R&D expenses decreased to $33 million in 2005 compared to $38 million in 2004, primarily due to the 2005 change in the classification of certain R&D costs. We changed our technology transfer process that isolated R&D costs within manufacturing and reclassified them to R&D. We determined that the difficulty of precisely measuring the impact of these actual costs warranted no longer classifying such costs as R&D. The amount recorded in 2004 was $6 million.

Nonoperating (Income) Expense	2006	2005	2004
Dollars in millions

Interest Expense	$2	$7	$14

Interest Income	(15)	(4)	(5)

Loss on the Extinguishment of Debt	—	—	61

Other, Net	(20)	2	(8)

Interest expense in 2006 decreased to $2 million from $7 million in 2005. The decrease was due to our continued reduction of debt during 2005. Interest expense in 2005 decreased to $7 million compared to $14 million in 2004. The decrease was primarily the result of the redemption in December 2004 of the senior subordinated secured notes as well as the reduction of South Korean debt throughout 2004.

In 2006, our interest income increased to $15 million, compared to approximately $4 million in 2005 and $5 million in 2004. This change was primarily due to returns on higher cash balances and increased interest rates throughout 2006.

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

Other nonoperating income in 2006 includes a gain of $19 million due to the mark to market adjustment related to a warrant received from a customer as discussed in Financial Condition below. The primary components of other nonoperating income included in the 2004 period were the reversal into income of unused customer deposits following the expiration of contracts, a gain on the termination of a customer supply arrangement and a reimbursement recorded from a business interruption insurance recovery.

Income Taxes	2006	2005	2004
Dollars in millions

Income Tax Expense (Benefit)	$215	$(3)	$(40)

Income Tax Rate as a % of Income before Income Taxes	36%	(1)%	(20)%

In 2006, we recorded income tax expense of $215 million representing 36% of income before income taxes, equity in joint venture and minority interests. The increase in the overall tax rate in 2006 from 2005 was related primarily to the release of all existing valuation allowances, a reassessment of income tax contingent liabilities, effects of foreign operations and changes in state items in 2005 (all as described below) and an increase in profitability in 2006.

In 2005, we recognized an income tax benefit of $3 million representing a benefit of 1% of income before income taxes, equity in joint venture and minority interests. The tax benefit was primarily due to reversal of valuation allowances, reassessments in reserves for changes of estimates of $30 million, effects of foreign operations on taxes offset by state income tax increases from rate changes and non-realizable state tax loss carry-forwards. We reversed $67 million of valuation allowances based on our projected future earnings because we believe it is more likely than not that certain deferred tax assets will be recognized in the future. In making this determination, we considered all available evidence including historical pre-tax and taxable income (losses), and the expected timing of the reversals of existing taxable temporary differences by taxable jurisdiction. We reassessed reserves for changes in estimates benefiting taxes by $30 million primarily for allowable depreciation deductions under IRS rules and an election to claim U.S. foreign tax credits. We expensed $10 million of state income taxes related to tax rate changes and non-realizable state net operating losses caused by a merger in 2005 for tax purposes. We recognized a tax benefit of $10 million primarily from our election to credit foreign taxes. We made certain prior period adjustments that netted to a tax expense of $3 million. See “Other Events” below.

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

FINANCIAL CONDITION

Cash and cash equivalents increased $401 million from $127 million at December 31, 2005 to $528 million at December 31, 2006. See additional discussion in Liquidity and Capital Resources.

Short-term investments increased $31 million from $27 million at December 31, 2005 to $58 million at December 31, 2006. Our improved operating results have allowed us to build our cash balance which we continue to invest in short-term investments, primarily comprised of time deposits.

Our accounts receivable increased $74 million to $199 million at December 31, 2006, compared to $125 million at the end of 2005. Of this increase, $28 million is attributed to a reduction in factored receivables. As discussed below, at December 31, 2006 and 2005, we had factored $3 million and $42 million of receivables, respectively, of which $0 and $11 million have been recorded as short-term borrowings and accounts receivable as of December 31, 2006 and 2005, respectively. The remaining $46 million is due to a combination of increased sales offset by improved payment terms. Our overall days sales outstanding (“DSO”) was 43 days at December 31, 2006, compared to 38 days at the end of 2005 based on annualized fourth quarter sales for the respective years. The increase is a result of fewer factored receivables.

Our inventories decreased $40 million or 33% to $80 million from the prior year. The decrease was primarily due to the 39% increase in 2006 sales compared to 2005 and our efforts to reduce our consignment inventory. Our annualized inventory turns, calculated as the ratio of annualized fourth quarter cost of goods sold divided by the year-end inventory balance, were approximately 11 times at December 31, 2006 versus approximately six times at December 31, 2005. We sell our products to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of product in inventory at the customer’s facility or at a storage facility designated by the customer. At December 31, 2006, we had $6 million of inventory held on consignment, compared to $18 million at December 31, 2005.

Our net property, plant and equipment increased $109 million to $604 million over the prior year. The increase was primarily due to capital expenditures related to expansions at our plants in Taiwan, Italy and Pasadena, Texas and foreign currency changes, offset by depreciation expense.

Our net deferred tax assets totaled $131 million at December 31, 2006 (of which $12 million was included in prepaid and other assets) compared to $178 million at December 31, 2005 (of which $12 million was included in prepaid and other assets). In 2006, the decrease of $47 million in net deferred tax assets is primarily attributed to an increase in deferred tax liabilities relating to property, plant, and equipment and pension and post-employment benefits. We believe that it is more likely than not, with our projections of future taxable income, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at December 31, 2006. In 2005, we reversed $67 million in tax valuation allowances because we believe that it is more likely than not that the related deferred tax assets will be realized.

Other assets increased $92 million to $143 million at December 31, 2006 from $51 million at December 31, 2005. During 2006, MEMC signed a long-term supply agreement with a customer. At the same time, MEMC received a fully vested, non-forfeitable warrant to purchase shares of that customer. The warrant becomes exercisable over a five-year period (20% annually) and has a five-year exercise period from the date each tranche becomes exercisable. We recorded $67 million for the original estimated fair value of the warrant with the offset to deferred revenue – long-term. The warrant is considered a derivative and is therefore marked to market each reporting period based on the market price of the underlying security. The warrant was valued at $86 million at December 31, 2006, resulting in the recording of a $19 million unrealized gain to other income in 2006.

Our accounts payable increased $19 million to $125 million at December 31, 2006, compared to $106 million at the end of 2005. The increase was primarily due to the timing of capital expenditures.

Accrued liabilities decreased $14 million to $35 million at December 31, 2006 from $49 million at December 31, 2005. This decrease was due to a reclassification of short-term pension liabilities to long-term in connection with the adoption of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), as well as a decrease in the amount of expected benefit contributions, slightly offset by an increase in customer prepayments.

Our deferred revenue consists of short-term and long-term deferrals. We had short-term deferred revenue totaling $5 million as of December 31, 2006, compared to $15 million at December 31, 2005. During 2006, we had multiple transactions which included finalizing an agreement with a customer and mutually terminating a prior agreement. These transactions resulted in a net benefit from deferred revenue of $2 million. This had an associated cost of goods sold of $1 million. We defer revenue for multiple element arrangements based on a fair value per unit for the total arrangement when we receive cash in excess of the fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met. See “Critical Accounting Estimates – Revenue Recognition”. Long-term deferred revenue of $68 million at December 31, 2006 relates to new supply agreements signed in 2006 including the warrant described above. We will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts.

Income taxes payable increased $42 million to $54 million at December 31, 2006, compared to $12 million at December 31, 2005. This increase is primarily attributed to improved profitability in the U.S. operations over and above the benefit derived from our decision to credit foreign taxes and is net of estimated payments made to date.

Pension and post-employment liabilities decreased $24 million to $88 million at December 31, 2006, compared to $112 million at the end of 2005 (of which $3 million and $21 million were included in accrued liabilities at December 31, 2006 and 2005, respectively), primarily reflecting the reclassification of prior service credits and actuarial gains to accumulated other comprehensive income of approximately $11 million upon the adoption of SFAS 158, as well as pension plan contributions exceeding total expenses by approximately $7 million.

Other noncurrent liabilities increased $79 million to $120 million at December 31, 2006, compared to $41 million at December 31, 2005. The increase is due to security deposits received from multiple customers in connection with new supply agreements of $37 million and liabilities for various tax positions.

LIQUIDITY AND CAPITAL RESOURCES

	2006	2005	2004
Dollars in millions

Net Cash Provided by (Used in):

Operating Activities	$528	$321	$258

Investing Activities	(174)	(153)	(195)

Financing Activities	41	(94)	(65)

In 2006, we generated $528 million of cash from operating activities, compared to $321 million in 2005 and $258 million in 2004. The year over year increases were primarily due to the improved operating results.

Our principal sources and uses of cash during 2006 were as follows:

Sources:

•	Generated $528 million from operations;

•	Received approximately $37 million in customer deposits; and

•	Received approximately $17 million from the exercise of stock options.

Uses:

•	Invested $148 million in capital expenditures;

•	Purchased approximately $31 million of investments, net;

•	Paid down $18 million under short-term borrowings and long-term debt agreements; and

•	Paid approximately $6 million as a dividend to a minority shareholder in our Korean subsidiary.

At December 31, 2006, we had approximately $79 million of committed capital expenditures. Capital expenditures in 2006 and committed capital expenditures for 2007 primarily relate to increasing our capacity and capability for our next generation products. We expect our capital expenditures to be between 10% to 15% of our net sales in 2007.

In 2006, cash from financing activities provided $41 million, compared to $94 million used in 2005. This increase was mainly due to an $89 million net paydown under long-term credit facilities in 2005 compared to $5 million in 2006. Approximately $37 million was received in connection with customer deposits related to new supply agreements. These deposits are returnable to the customer after two years, although such deposits are replaced each year with new deposits based on increased volume commitments stated in the contract to reduce our risks associated with nonfulfillment of the contract by the customers. Also contributing to the increase in cash from financing activities was the excess tax benefits from share-based payment arrangements of $11 million recorded in accordance with SFAS 123R and $17 million received in connection with stock option exercises compared to $15 million in 2005. These increases were offset by net activity under short-term borrowing arrangements resulting in a decrease of $13 million in 2006, compared to $9 million in 2005.

On July 21, 2005, we entered into a Revolving Credit Agreement with National City Bank of the Midwest (“National City Bank”), US Bank National Association, and such other lending institutions as may from time to time become lenders (the “National City Agreement”). The National City Agreement was amended on December 20, 2006 to reduce the commitment fee and the interest spread on loans bearing interest at a rate determined by reference to the LIBOR rate. Additionally, our obligations and the guaranty obligations of our subsidiaries are no longer secured by a pledge of the capital stock of certain of our domestic and foreign subsidiaries. The National City Agreement provides for a $200 million revolving credit facility and has a term of five years. Interest on borrowings under the National City Agreement would be payable based on our election at LIBOR plus an applicable margin (currently 0.34%) or at a defined prime rate plus an applicable margin (currently 0.0%). The National City Agreement also provides for us to pay various fees, including a commitment fee (currently 0.08%) on the lenders’ commitments. The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio. Our obligations under the National City Agreement are guaranteed by certain of our subsidiaries.

One of our foreign subsidiaries has an agreement with a financial institution whereby the subsidiary sells, on a continuous basis, eligible trade accounts receivable. The agreement permits our foreign subsidiary to sell receivables on a recourse or non-recourse basis. All of these receivables have been sold on a recourse basis. This agreement does not extend beyond one year. Such factoring is generally limited to $90 million by the National City Agreement. At December 31, 2006 and 2005, we had factored $3 million and $42 million of receivables, respectively, of which $11 million was recorded as short-term borrowings and accounts receivable as of December 31, 2005, as the sale criteria under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” were not met for certain factored transactions. There were no factored receivables recorded as short-term borrowings as of December 31, 2006.

Credit facilities and related borrowings outstanding at December 31, 2006 were as follows:

	Committed	Outstanding
Dollars in millions

Long-term Debt	$270	$34

Short-term Borrowings	59	—

Total	$329	$34

Of the $270 million committed long-term credit facilities, $8 million is unavailable as it relates to the issuance of third party letters of credit. Our weighted-average cost of borrowing was 2.3% and 2.6% at December 31, 2006 and 2005, respectively. Our short-term borrowings are subject to renewal annually with each financial institution through the course of the year. Our total debt to total capital ratio at December 31, 2006 was 3%, compared to 7% at December 31, 2005. The improvement in this ratio is due primarily to the payoff of debt and the higher stockholders’ equity in 2006 as compared to 2005.

Our contractual obligations as of December 31, 2006 were as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Dollars in millions

Long-term Debt [1]	$ 34	$5	$10	$6	$13

Operating Leases	13	4	6	2	1

Purchase Obligations [2]	184	82	47	35	20
Committed Capital Expenditures [3]	79	79	—	—	—
Pension Funding Obligation [4]	35	10	11	11	3
Customer Deposits [5]	37	—	37	—	—

Total Contractual Obligations	$382	$180	$111	$54	$37

The contractual commitments shown above, except for our debt obligations and customer deposits, are not recorded on our consolidated balance sheet.

[1]	Our long-term debt consists of foreign currency denominated plant expansion borrowings that have notes maturing over the next ten years.

[2]

Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the Company, including minimum quantities to be purchased, and outstanding purchases for goods or services as of December 31, 2006.

[3]

Committed capital expenditures represent commitments for construction or purchase of property, plant and equipment. They are not recorded as liabilities on our consolidated balance sheet as of December 31, 2006 as we have not yet received the related goods or services or taken title to the property.

[4]

Pension funding obligations represent the estimated payments assuming an annual expected rate of return on pension plan assets of 8%, and a discount rate on pension plan obligations of 5.50%. These estimated payments are subject to significant variation and the actual payments may be more or less than the amounts estimated.

[5]	Customer deposits consist of amounts provided in connection with new supply agreements which must be refunded to the customers according to the terms of the agreements.

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2006 was 8%, the actual return experienced in our pension plan assets in the comparable period in 2006 was 7.6%. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Aa quality) yield information. Assuming a 100 basis point variation in these assumptions, our 2006 pension expense would have been approximately $2 million higher or lower.

Our total unfunded pension liability related to our various defined benefit pension plans at December 31, 2006 totaled $60 million. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2006 totaled approximately $12 million. We expect contributions to our pension plans in 2007 to be approximately $10 million.

We believe that we have the financial resources needed to meet business requirements for at least the next 12 months, including capital expenditures and working capital requirements.

OTHER EVENTS

Certain amounts recorded in 2005 related to previous periods. The amount of such adjustments was not material to our consolidated results of operations for 2004 and prior periods, nor is the inclusion of the net expense in the results of operations for 2005 considered material. The effect of these adjustments on gross margin and net income for 2005 was as follows:

2005 Prior Period Adjustments – increase (decrease)	Impact on Gross Margin	Impact on Net Income
Dollars in millions
Income Taxes, net	$2	$(3)
Other	(3)	(2)

Total	$(1)	$(5)

Included in the Income Taxes, net are prior period adjustments, including a benefit of $7 million related to the portion of the interest on senior subordinated notes deductible for tax purposes, additional expense of $3 million (tax expense of $7 million offset by less depreciation expense and other adjustments) related to the U.S. Generally Accepted Accounting Principles (“US GAAP”) treatment of fixed asset basis under the Korea Asset Revaluation Law, additional expense of $6 million associated with non-qualified stock option deductions in prior periods, and additional expense of $1 million related to amended tax filings and reassessment of tax basis limitations.

Included in Other are primarily adjustments to cost of goods sold and inventory of approximately $2 million for profit not previously eliminated from inventory for product shipped between operations and other adjustments that are not individually significant.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Our significant accounting policies are more fully described in Note 2 of Notes to Consolidated Financial Statements herein.

Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned MEMC storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

In connection with new supply agreements executed during 2006 and the warrant received from a customer as discussed in “Warrant Valuation” below, we recorded long-term deferred revenue. We will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts.

Inventory

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Raw materials are stated at weighted-average cost. Goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We have recorded no significant impairment charges in 2006, 2005 or 2004.

Income Taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. We calculate our current and deferred tax provisions based upon estimates and assumptions that could differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified the adjustments and finalized the returns, which is generally in the third and fourth quarters of the subsequent year. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We repatriate all or substantially all of our portion of the current year earnings of certain of our subsidiaries to the United States. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we consider those foreign earnings to be permanently reinvested outside the U.S. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. From time to time, we are subject to income tax audits in these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that may result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires significant management judgments and estimates. We evaluate our income tax contingencies in accordance with SFAS 5, “Accounting for Contingencies.” We believe that our income tax liabilities, including related interest, is adequate in relation to the potential for additional tax assessments. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows. We review our liabilities quarterly, and we may adjust such liabilities because of proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices, the resolution of entire audits, or the expiration of statutes of limitations. Material adjustments are most likely to occur in the year during which major audits are closed.

Employee-Related Liabilities

We have a long-term liability for our defined benefit pension and other post-employment benefit plans. Detailed information related to this liability is included in Note 15 of Notes to Consolidated Financial Statements herein. Our obligations are funded in accordance with provisions of federal law.

Our pension and other post-employment liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method and therefore have not restated prior periods’ results. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. With the adoption of SFAS 123R, we elected to recognize stock-based compensation expense for all grants on or after January 1, 2006 on a straight-line basis over the requisite service period of the entire award for ratable awards. For awards granted prior to January 1, 2006, we will continue to calculate compensation expense by treating each vesting tranche as a separate award. We estimated the forfeiture rate for 2006 based on our historical experience during the preceding four fiscal years.

Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (“Opinion 25”), “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, we generally recognized expense only when we granted options with a discounted exercise price. Any resulting compensation expense was recognized over the associated service period, which was generally the option vesting term.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. As of December 31, 2006, approximately $65 million of total estimated unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.4 years. See Note 12 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Warrant Valuation

On July 25, 2006, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of a customer. The warrant becomes exercisable over a five year period (20% annually) and has a five year exercise period from the date each tranche becomes exercisable. The warrant is considered a derivative and is therefore marked to market each reporting period. Determining the appropriate fair value model and calculating the fair value of the warrant require the input of subjective assumptions, including the stock price volatility of the customer.

We used a lattice model to determine the warrant’s fair value. A combination of the customer’s historical and implied stock price volatility was used as an indicator of expected volatility. The assumptions used in calculating the fair value of the warrant represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, the valuation of our warrant could be materially different in the future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition and have not yet reached final conclusions.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact SFAS 157 will have on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This requirement is effective for our fiscal year ended December 31, 2006. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This requirement becomes effective for fiscal years ending after December 15, 2008. As a result of the adoption of the recognition provisions of SFAS 158 as of December 31, 2006, we reclassified approximately $10 million from accrued liabilities to pension and post-employment liabilities as we have pension assets exceeding the expected beneficiary payments in 2007. In addition, we reclassified approximately $11 million of unrecognized prior service credit and net unrealized gains from the pension and post-employment liabilities to accumulated other comprehensive income, which reduced our recorded liabilities.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 expresses the SEC staff views regarding the process by which misstatements in financial statements should be evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, MEMC adopted the provisions of SAB 108 and recorded a cumulative credit adjustment of $7 million to beginning retained earnings related to minority interest that was overstated as of December 31, 2005.

See Note 2 of the Consolidated Financial Statements for a description of other recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2006 and 2005. Actual results may differ materially.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

With the receipt of the customer warrant, we are now exposed to equity price risk. A hypothetical 10% decrease in the stock price of our customer would result in a loss on the fair value of the warrant of $13 million at December 31, 2006. A hypothetical 10% increase in the stock price of our customer’s stock would result in a gain on the fair value of the warrant of $14 million at December 31, 2006.

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

Our Taiwan and Malaysian based subsidiaries use the U.S. Dollar as their functional currencies for US GAAP purposes and do not hedge New Taiwanese Dollar or Malaysian Ringgit exposures.

Consolidated Statements of Operations	Dollars in thousands, except share data

	For the year ended December 31,
	2006	2005	2004
Net sales	$1,540,584	$1,107,379	$1,027,958

Cost of goods sold	851,637	740,861	658,543

Gross margin	688,947	366,518	369,415

Operating expenses:

Marketing and administration	94,852	76,316	71,948

Research and development	35,819	33,209	37,975

Restructuring costs	—	—	(996)

Operating income	558,276	256,993	260,488

Nonoperating (income) expense:

Interest expense	2,428	7,256	13,512

Interest income	(14,672)	(4,156)	(5,003)

Loss on the extinguishment of debt	—	—	61,403

Other, net	(19,966)	1,518	(7,955)

Total nonoperating (income) expense	(32,210)	4,618	61,957

Income before income tax expense (benefit), equity in loss of joint venture and minority interests	590,486	252,375	198,531
Income tax expense (benefit)	214,833	(2,808)	(40,119)

Income before equity in loss of joint venture and minority interests	375,653	255,183	238,650

Equity in loss of joint venture	—	—	(1,717)
Minority interests	(6,365)	(5,830)	(10,732)

Net income	$369,288	$249,353	$226,201

Basic income per share	$1.66	$1.17	$1.09

Diluted income per share	$1.61	$1.10	$1.02

Weighted-average shares used in computing basic income per share	222,128,722	213,513,110	207,713,837

Weighted-average shares used in computing diluted income per share	229,743,349	226,449,944	221,047,946

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets	Dollars in thousands, except share data

	As of December 31,
	2006	2005
Assets

Current assets:

Cash and cash equivalents	$527,520	$126,494

Short-term investments	57,971	27,117

Accounts receivable, less allowance for doubtful accounts of $1,426 and $1,411 in 2006 and 2005, respectively	199,071	125,183

Inventories	80,179	119,956

Prepaid and other current assets	34,773	37,528

Total current assets	899,514	436,278

Property, plant and equipment, net	603,509	494,927

Deferred tax assets, net	119,457	165,570

Other assets	143,044	51,328

Total assets	$1,765,524	$1,148,103

Liabilities and Stockholders’ Equity

Current liabilities:

Short-term borrowings and current portion of long-term debt	$5,035	$18,305

Accounts payable	125,358	105,500

Accrued liabilities	35,081	48,938

Accrued wages and salaries	32,781	25,987

Deferred revenue	5,221	14,558

Income taxes payable	54,342	11,621

Total current liabilities	257,818	224,909

Long-term debt, less current portion	29,373	34,821

Pension and post-employment liabilities	85,245	91,028

Deferred revenue	68,105	—

Other liabilities	119,528	41,362

Total liabilities	560,069	392,120

Minority interests	38,562	44,646

Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or outstanding at December 31, 2006 or 2005	—	—

Common stock, $.01 par value, 300,000,000 shares authorized, 223,999,414 and 222,258,808 issued at December 31, 2006 and December 31, 2005, respectively	2,240	2,223

Additional paid-in capital	242,538	191,663

Retained earnings	933,805	557,704

Accumulated other comprehensive loss	(7,419)	(35,854)

Deferred compensation	—	(128)

Treasury stock: 741,580 shares at 2006 and 2005	(4,271)	(4,271)

Total stockholders’ equity	1,166,893	711,337

Total liabilities and stockholders’ equity	$1,765,524	$1,148,103

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows	Dollars in thousands

	For the year ended December 31,
	2006	2005	2004
Cash flows from operating activities:

Net income	$369,288	$249,353	$226,201

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	70,256	57,182	44,135

Minority interests	6,365	5,830	10,732

Stock compensation	19,026	2,156	2,310

Loss on the extinguishment of debt	—	1,929	61,403

(Benefit from) provision for deferred taxes	47,134	(44,114)	(105,306)

Gain on fair value of warrant	(18,913)	—	—

Other	(3,563)	13,735	3,409

Changes in assets and liabilities:

Short-term investments – trading securities	(768)	8,396	31,965

Accounts receivable	(69,775)	27,831	(45,283)

Inventories	42,563	1,258	(14,035)

Prepaid and other current assets	3,734	(7,018)	2,877

Accounts payable	(8,502)	6,451	23,455

Accrued liabilities	(18,664)	(4,331)	(1,023)

Accrued wages and salaries	5,180	8,562	(4,710)

Deferred revenue and customer deposits	(9,336)	12,793	(14,310)

Income taxes payable	45,594	23,766	6,355

Pension and related liabilities	10,108	(11,403)	(18,423)

Other noncurrent assets and liabilities	38,116	(31,380)	48,275

Net cash provided by operating activities	527,843	320,996	258,027

Cash flows from investing activities:

Proceeds from sale and maturities of investments	32,213	46,254	34,323

Purchases of investments	(61,970)	(37,885)	(26,032)

Capital expenditures	(148,370)	(162,738)	(145,840)

Purchase of Taisil, net of cash acquired	—	—	(57,226)

Other	3,895	1,757	91

Net cash used in investing activities	(174,232)	(152,612)	(194,684)

Cash flows from financing activities:

Net repayments on short-term borrowings	(13,209)	(9,054)	(11,564)

Proceeds from customer deposits	37,250	—	—

Proceeds from issuance of long-term debt	—	60,000	60,014

Principal payments on long-term debt	(5,250)	(149,476)	(113,407)

Debt financing fees	—	(1,184)	—

Excess tax benefits from share-based payment arrangements	10,501	—	—

Dividend to minority interest	(5,636)	(9,546)	(4,765)

Proceeds from issuance of common stock	17,148	14,817	4,826

Net cash provided by (used in) financing activities	40,804	(94,443)	(64,896)

Effect of exchange rate changes on cash and cash equivalents	6,611	3,034	(3,822)

Net increase (decrease) in cash and cash equivalents	401,026	76,975	(5,375)

Cash and cash equivalents at beginning of period	126,494	49,519	54,894

Cash and cash equivalents at end of period	$527,520	$126,494	$49,519

Supplemental disclosures of cash flow information:

Interest payments, net of amount capitalized	$1,420	$6,407	$13,098

Income taxes paid	$77,035	$27,906	$14,567

Supplemental schedule of non-cash investing and financing activities:

Accounts payable incurred (relieved) for acquisition of fixed assets	$24,861	$(16,133)	$3,971

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity	Dollars in thousands (except share data)

	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Deferred Compensation	Common Stock Held in Treasury		Total Stockholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount					Shares	Amount

Balance at December 31, 2003	207,878,032	$2,079	$150,095	$82,150	$(33,338)	$(2,916)	(875,455)	$(4,447)	$193,623

Comprehensive income:

Net income	—	—	—	226,201	—	—	—	—	226,201	$226,201

Net translation adjustment	—	—	—	—	22,308	—	—	—	22,308	22,308

Minimum pension liability (net of $0 tax)	—	—	—	—	(6,359)	—	—	—	(6,359)	(6,359)

Stock plans, net	1,230,073	12	4,641	—	—	1,653	161,250	819	7,125

Total comprehensive income										$242,150

Balance at December 31, 2004	209,108,105	$2,091	$154,736	$308,351	$(17,389)	$(1,263)	(714,205)	$(3,628)	$442,898

Comprehensive income:

Net income	—	—	—	249,353	—	—	—	—	249,353	249,353

Net translation adjustment	—	—	—	—	(22,035)	—	—	—	(22,035)	(22,035)

Minimum pension liability (net of $12,135 tax)	—	—	—	—	3,570	—	—	—	3,570	3,570

Stock plans, net	3,150,703	32	37,027	—	—	1,135	(27,375)	(643)	37,551

Net exercise of warrants	10,000,000	100	(100)	—	—	—	—	—	—

Total comprehensive income										$230,888

Balance at December 31, 2005	222,258,808	$2,223	$191,663	$557,704	$(35,854)	$(128)	(741,580)	$(4,271)	$711,337

SAB 108 cumulative effect adjustment	—	—	—	6,813	—	—	—	—	6,813

SFAS 158 adjustment (net of $4,373 tax)	—	—	—	—	7,093	—	—	—	7,093

Comprehensive income:

Net income	—	—	—	369,288	—	—	—	—	369,288	369,288

Net translation adjustment	—	—	—	—	18,604	—	—	—	18,604	18,604

Minimum pension liability (net of $1,607 tax)	—	—	—	—	2,738	—	—	—	2,738	2,738

Stock plans, net	1,740,606	17	50,875	—	—	128	—	—	51,020

Total comprehensive income										$390,630

Balance at December 31, 2006	223,999,414	$2,240	$242,538	$933,805	$(7,419)	$—	(741,580)	$(4,271)	$1,166,893

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	Dollars in thousands, except share data

1. NATURE OF OPERATIONS

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. Depending on market conditions, we also sell intermediate products such as polysilicon, silane gas, partial ingots and scrap wafers to semiconductor device and equipment makers, solar customers, flat panel and other industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, accrued liabilities, employee benefits, derivatives, stock based compensation and asset valuation allowances. Our actual results could differ from those estimates.

(b) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(c) Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We account for investments of less than 50% but greater than 20% in joint venture companies using the equity method. We record minority interest for non-wholly owned consolidated subsidiaries. All significant intercompany balances and transactions among our subsidiaries have been eliminated. Following the acquisition of Taisil effective February 1, 2004, we no longer have any significant investments in less than 50% joint venture companies.

In November 2001, Texas Pacific Group (“TPG”) acquired a beneficial ownership of approximately 72% of the outstanding stock of MEMC. In connection with that transaction, the assets of a majority-owned subsidiary were understated and a portion of the subsequent depreciation of those assets should have been charged to minority interests. The effect in any individual prior year was not material to our results of operations, financial position or cash flows. During 2006, MEMC adopted the provisions of Staff Accounting Bulletin No. 108 and recorded a cumulative credit adjustment of $6,813 to beginning retained earnings related to the minority interest that was overstated as of December 31, 2005.

(d) Cash Equivalents

Cash equivalents include items such as overnight investments and short-term time deposits with original maturity periods of three months or less when purchased.

(e) Investments

Short-term investments consist of the following:

	As of December 31,
	2006	2005
Dollars in thousands

Time Deposits	$38,511	$19,151

Trading Investments	9,460	7,966

Available for Sale Investments	10,000	—

	$57,971	$27,117

Time Deposits. Time deposits are comprised mainly of demand deposits with commercial banks or investment companies having fixed original maturities exceeding three months but less than or equal to one year with fixed interest rates including pre-payment penalties for early withdrawal. Purchases and sales of time deposits are included in investing activities in the Consolidated Statements of Cash Flows.

Trading Investments. Trading investments are stated at fair value, with realized and unrealized gains or losses resulting from changes in fair value recognized currently in non-operating income and expense. Included in trading investments are beneficiary certificates and marketable securities. Unrealized gains included in short-term investments at December 31, 2006 and 2005 were $509 and $394, respectively. Total net unrealized gains of $495, $389 and $829 have been included in earnings for the years ended December 31, 2006, 2005 and 2004, respectively. Purchases and sales of trading investments are included in operating activities in the Consolidated Statements of Cash Flows.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. There were no unrealized or realized gains or losses in 2006 or 2005. Purchases and sales of available-for-sale investments are included in investing activities in the Consolidated Statements of Cash Flows.

Long-term investments of $2,379 consist of less than 10% of the common stock of a customer, which was acquired at the same time as the execution of a long-term supply agreement with that customer. This investment was recorded on the date of acquisition in 2006 and is accounted for under the cost method of accounting. As of December 31, 2006, it was not practicable to estimate the fair value of this investment as it is a privately-held entity and shares similar to our investment are not traded on a publicly available market. This investment is carried at cost, which is preliminary, as we pursue obtaining a fair value of the investment.

(f) Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our net receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The changes in the allowance for doubtful accounts were as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Currency Fluctuations	Write-off of Uncollectible Accounts	Balance at End of Period
Dollars in thousands

Year ended December 31, 2004	$2,408	—	131	(906)	$1,633

Year ended December 31, 2005	$1,633	32	(207)	(47)	$1,411

Year ended December 31, 2006	$1,411	20	—	(5)	$1,426

(g) Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are valued at the lower of cost or market. Raw materials are stated at weighted-average cost. Goods in process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(h) Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets’ estimated useful lives as follows:

Years
Buildings and improvements	4-60

Machinery and equipment	1-15

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $68,224, $55,305 and $42,042, respectively.

The cost of constructing facilities and equipment includes interest costs. Capitalized interest totaled $724, $577 and $240 in 2006, 2005 and 2004, respectively.

(i) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We have recorded no significant impairment charges in 2006, 2005 or 2004.

(j) Operating Leases

The Company enters into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases.

(k) Customer Deposits

During 2006, MEMC executed supply agreements with multiple customers, which agreements required the customers to provide security deposits. As of December 31, 2006, the balance of these deposits totaled $37,250 and was recorded as a long-term liability. These deposits are required to be refunded to the customers over the next two years, as set forth in the agreements, unless minimum purchase quantities are not met.

(l) Revenue Recognition

We record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned MEMC storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on a fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed and determinable or other revenue recognition criteria is not met.

As of December 31, 2006, MEMC had $1,500 of long-term deferred revenue related to the non-refundable portion of cash received in connection with the new supply agreements executed during 2006. MEMC also had $66,605 of long-term deferred revenue related to the original fair value of the warrant received from a customer as discussed in (m) below as of December 31, 2006. We will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the contracts.

(m) Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency derivative activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the Consolidated Statements of Operations. Net currency losses on unhedged foreign currency positions totaled $1,061, $441 and $1,907 in 2006, 2005 and 2004, respectively.

The currency losses in 2004 were primarily associated with the revaluation of a Yen-based intercompany loan. On July 1, 2004, we designated this Yen-based intercompany loan as a long-term investment with settlement not planned or anticipated in the foreseeable future. Since we no longer expect settlement of the intercompany loan, foreign currency gains and losses from this loan are no longer being recorded in the Consolidated Statements of Operations.

During 2006, MEMC signed a long-term supply agreement with a customer. At the same time, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of that customer. The warrant becomes exercisable over a five year period (20% annually) and has a five year exercise period from the date each tranche becomes exercisable. We recorded $66,605 for the estimated grant date fair value of the warrant as other assets – long-term with the offset to deferred revenue – long-term in accordance with EITF 00-8 “Accounting by a Grantee for an Equity Instrument to be received in conjunction with Providing Goods or Services”. This non-cash transaction has been excluded from the Consolidated Statements of Cash Flows. Determining the appropriate fair value model and calculating the fair value of the warrant require the input of estimates and assumptions, including the customer’s stock price volatility, interest rate, dividends, marketability and expected return requirements. We used a lattice model to determine the warrant’s fair value. The assumptions used in calculating the fair value of the warrant represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. The warrant is considered a derivative and is therefore marked to market each reporting period. Accordingly, in 2006, $18,913 was recorded as an increase to other assets – long-term and other income.

(n) Translation of Foreign Currencies

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

(o) Income Taxes

We apply Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statements of Operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We repatriate all or substantially all of our portion of the current year earnings of certain of our subsidiaries to the United States. We do not provide for U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries which would be payable if the undistributed earnings were distributed to the U.S., as we consider those foreign earnings to be permanently reinvested outside the U.S. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

(p) Stock-Based Compensation

Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (“Opinion 25”), “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, we generally recognized expense only when we granted options with a discounted exercise price. Any resulting compensation expense was recognized over the associated service period, which was generally the option vesting term.

Prior to January 1, 2006, we provided pro forma disclosure amounts in accordance with Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”), as if the fair value method defined by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) had been applied to our stock-based compensation.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method and therefore have not restated prior periods’ results. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. With the adoption of SFAS 123R, we elected to recognize stock-based compensation expense for all grants on or after January 1, 2006 on a straight-line basis over the requisite service period of the entire award for ratable awards. For awards granted prior to January 1, 2006, we will continue to calculate compensation expense by treating each vesting tranche as a separate award. We estimated the forfeiture rate for 2006 based on our historical experience during the preceding four fiscal years.

(q) Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

(r) Shipping and Handling

Costs to ship products to customers are included in marketing and administration in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $9,622, $9,947 and $8,119 for the years ended December 31, 2006, 2005 and 2004, respectively.

(s) Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was required to be adopted by MEMC in the first quarter of 2006. MEMC has determined that the adoption of SFAS 154 did not have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial condition and have not yet reached final conclusions.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact SFAS 157 will have on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This requirement is effective for our fiscal year ended December 31, 2006. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This requirement becomes effective for fiscal years ending after December 15, 2008. As a result of the adoption of the recognition provisions of SFAS 158 as of December 31, 2006, we reclassified $10,300 from accrued liabilities to pension and post-employment liabilities as we have pension assets exceeding the expected beneficiary payments in 2007. In addition, we reclassified $11,466 of unrecognized prior service credit and net unrealized gains from the pension and post-employment liabilities to accumulated other comprehensive income, which reduced our recorded liabilities.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 expresses the SEC staff views regarding the process by which misstatements in financial statements should be evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, MEMC adopted the provisions of SAB 108 and recorded a cumulative credit adjustment of $6,813 to beginning retained earnings related to minority interest that was overstated as of December 31, 2005.

(t) 2005 Adjustments

Certain adjustments related to accounting errors recorded in 2005 related to previous periods. The amount of such adjustments was not material to our consolidated results of operations for 2004 and prior periods, nor is the inclusion of the net expense in the results of operations for 2005 considered material. The effect of these adjustments on gross margin and net income was as follows:

2005 Prior Period Adjustments – increase (decrease)	Impact on Gross Margin	Impact on Net Income
Dollars in thousands

Income Taxes, net	$2,358	$(3,251)

Other	(3,712)	(2,321)

Total	$(1,354)	$(5,572)

Included in the Income Taxes, net are prior period adjustments, including a benefit of $6,478 related to the portion of the interest on senior subordinated notes deductible for tax purposes, additional expense of $2,768 (tax expense of $7,418 offset by less depreciation expense and other adjustments) related to the U.S. Generally Accepted Accounting Principles (“US GAAP”) treatment of fixed asset basis under the Korea Asset Revaluation Law, additional expense of $6,024 associated with non-qualified stock option deductions in prior periods (see Note 14), and additional expense of $937 related to amended tax filings and reassessment of tax basis limitations.

Included in Other are primarily adjustments to cost of goods sold and inventory of approximately $2,400 for profit not previously eliminated from inventory for product shipped between operations and other adjustments that are not individually significant.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the relevant balance sheet date:

•

Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period, except for short-term investments classified as trading and available for sale investments which are recorded at fair value, which is determined by available market prices.

•	Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.

•	Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

•

Customer warrant— Determining the appropriate fair value model and calculating the fair value of the warrant require the input of estimates and assumptions, including the customer’s stock price, volatility, interest rate, dividends, marketability and expected return requirements. We used a lattice model to determine the warrant’s fair value.

Information on the estimated fair values of financial instruments is as follows:

	Carrying Amount	Face/Notional Amount	Estimated Fair Value
Dollars in thousands

Long-term debt

2006	$34,408	$34,408	$35,183

2005	39,917	39,917	40,422

Currency forward contracts – net sell positions

2006	$185	$53,930	$185

2005	1,952	70,079	1,952

Warrant to acquire stock

2006	$85,519	$205,849	$85,519

4. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, net of tax, were as follows:

	As of December 31,
	2006	2005
Dollars in thousands

Accumulated net translation adjustment	$3,771	$(14,833)

Accumulated minimum pension liability (net of tax of $12,135 in 2005)	—	(21,021)

Net actuarial loss, prior service credit, and transition obligation (net of $6,155 tax in 2006)	(11,190)	—

Total accumulated other comprehensive loss	$(7,419)	$(35,854)

5. CREDIT CONCENTRATION

Our customers are in the semiconductor and solar industries and are located in various geographic regions including North America, Europe, Japan and the Asia Pacific area. Our customers are generally well capitalized, and the concentration of credit risk is considered minimal. In 2006, there were no customers that comprised 10% or greater of our sales. In 2005 and 2004, we had only one customer comprising over 10% of our sales, specifically 13.7% and 13.3%, respectively.

6. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2006	2005
Dollars in thousands

Raw materials and supplies	$14,978	$13,169

Goods in process	28,232	50,012

Finished goods	36,969	56,775

	$80,179	$119,956

At December 31, 2006, we had $6,043 of inventory held on consignment, compared to $17,933 at December 31, 2005.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,
	2006	2005
Dollars in thousands

Land	$5,461	$5,105

Buildings and improvements	128,020	125,877

Machinery and equipment	639,316	527,513

	772,797	658,495

Less accumulated depreciation	(299,716)	(236,866)

	473,081	421,629

Construction in progress	130,428	73,298

	$603,509	$494,927

8. TEXAS PACIFIC GROUP TRANSACTIONS

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

In February 2005, TPG sold 65.6 million common shares in a public offering, reducing its beneficial ownership to approximately 34%. Additionally, a secondary offering by the investor group led by TPG of 18.3 million shares was completed in August 2005. The shares offered included all of the remaining shares on the resale shelf registration statement filed in February 2004, including 10.0 million shares acquired by TPG upon the exercise of warrants issued in 2001, further reducing TPG’s beneficial ownership to approximately 25%. This reduction in beneficial ownership constitutes a change of control under the U.S. tax rules. In November 2006, TPG sold 19.5 million shares in a privately negotiated sale. As of December 31, 2006, TPG beneficially owned approximately 16% of our outstanding common stock.

9. ACQUISITIONS, INVESTMENT IN TAISIL JOINT VENTURE

On January 30, 2004 and February 4, 2004, we acquired the remaining approximate 55% interest of Taisil Electronic Materials Corporation (“Taisil”) that we did not already own. The acquisition was structured as a stock purchase for cash. The purchase price totaled $57,226. In order to finance the acquisition, we borrowed $60,000 under a prior credit facility. We now own 99.97% of the outstanding shares of Taisil. As a result of these transactions, the financial results of Taisil were consolidated with MEMC effective as of February 1, 2004.

Royalties earned under royalty agreements with the joint venture and sales of intermediate and finished product by the Taisil joint venture to MEMC were as follows:

January 2004
Dollars in thousands

Royalties	$105

Sales	$764

A summary of the results of operations for 2004 of the previously unconsolidated Taisil joint venture follows:

January 2004
Dollars in thousands

Total for unconsolidated joint venture:

Net sales	$3,649

Gross margin	(1,783)

Net income (loss)	(3,815)

Our share—

Net income (loss)	$(1,717)

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

10. SHORT-TERM BORROWING AGREEMENTS

Our short-term borrowings totaled approximately $0 and $13,209 (including factored receivables, as discussed below) at December 31, 2006 and 2005, respectively. We have short-term committed loan agreements of approximately $58,751 at December 31, 2006, which are renewable annually. Of the $58,751 committed short-term loan agreements, $3,926 is unavailable as it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.

Our weighted-average interest rate on short-term borrowings was 3.7% at December 31, 2005.

One of our foreign subsidiaries has an agreement with a financial institution whereby the subsidiary sells, on a continuous basis, eligible trade accounts receivable. The agreement permits our foreign subsidiary to sell receivables on a recourse or non-recourse basis. All of these receivables have been sold on a recourse basis. This agreement does not extend beyond one year. Such factoring is generally limited to $90,000 by the National City Agreement (discussed below). We account for the transfers of receivables as sales under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

At December 31, 2006 and 2005, we had factored $2,893 and $41,793 of receivables, respectively, of which $10,929 have been recorded as short-term borrowings as of December 31, 2005, as the sale criteria under SFAS 140 were not met for certain factored transactions. There were no factored receivables recorded as short-term borrowings as of December 31, 2006.

11. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,
	2006	2005
Dollars in thousands

Long-term notes with interest payable semi-annually at rates ranging from 2.1% to 2.9%, due in 2009 through 2017	$34,408	$39,917

Less current portion	(5,035)	(5,096)

	$29,373	$34,821

On July 21, 2005, the Company entered into a Revolving Credit Agreement with National City Bank of the Midwest (National City Bank), US Bank National Association, and such other lending institutions as may from time to time become lenders (the National City Agreement). The National City Agreement was amended on December 20, 2006 to reduce the commitment fee and the interest spread on loans bearing interest at a rate determined by reference to the LIBOR rate. Additionally, our obligations and the guaranty obligations of our subsidiaries are no longer secured by a pledge of the capital stock of certain of our domestic and foreign subsidiaries. The National City Agreement provides for a $200,000 revolving credit facility and has a term of five years. Interest on borrowings under the National City Agreement will be payable based on the Company’s election at LIBOR plus an applicable margin (currently 0.34%) or at a defined prime rate plus an applicable margin (currently 0.00%). The National City Agreement also provides for us to pay various fees, including a commitment fee (currently 0.08%) on the lenders’ commitments. The National City Agreement contains covenants typical for credit arrangements of comparable size, such as minimum earnings before interest, taxes, depreciation and amortization and an interest coverage ratio. Our obligations under the National City Agreement are guaranteed by certain of our subsidiaries.

On July 21, 2005 we borrowed an aggregate of $60,000 under the National City Agreement and used those funds to repay all amounts then outstanding under prior credit facilities; interest on this $60,000 loan was due quarterly beginning October 1, 2005. In connection with the execution of the National City Agreement, we terminated the prior credit facilities upon their repayment by us of all amounts then outstanding. The extinguishment of the prior credit facilities resulted in the write-off of $1,929 of deferred financing fees. This loss was recorded in nonoperating expenses in 2005.

Long-term debt at December 31, 2006 totaling $34,408 owed to a bank by our Japanese subsidiary is guaranteed by us and is secured by the land, buildings and machinery and equipment of our Japanese subsidiary. These loans mature in years ranging from 2009 to 2017. Such guarantees would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $269,967 at December 31, 2006, of which $34,408 is outstanding. Of the $269,967 committed long-term loan agreements, which fully expire beginning 2007 and ending 2017, $8,424 is unavailable as it relates to the issuance of third party letters of credit. We pay commitment fees of up to 0.08 percent on the committed loan agreements.

The aggregate amounts of long-term debt maturing after December 31, 2006 are as follows:

Dollars in thousands
2007	$5,035

2008	5,035

2009	4,658

2010	3,273

2011	2,434

Thereafter	13,973

$34,408

12. STOCKHOLDERS’ EQUITY

Preferred Stock

We have 50,000,000 authorized shares of $.01 par value preferred stock and no shares issued and outstanding as of December 31, 2006 and 2005. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

Warrants

Pursuant to the 2001 TPG Restructuring Agreement, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their aggregate fair market value of less than one dollar. The warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011. In 2005, TPG exercised 10,000,000 warrants on a cashless basis, resulting in the retirement of 1,989,391 additional warrants held by TPG which were used as payment for the exercise price. As of December 31, 2006, TPG held warrants to purchase 4,677,276 shares of our common stock.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the National City Agreement and the Restructuring Agreement dated as of November 13, 2001, between MEMC and TPG. There were no dividends declared or paid during the years ended December 31, 2006, 2005 and 2004.

Under our Restructuring Agreement with TPG dated as of November 13, 2001, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. As of December 31, 2006, TPG beneficially owned approximately 16% of our outstanding common stock, and we would have been required to obtain consent from TPG before any such issuance of our equity securities. In February 2007, TPG sold 20,000,000 shares of our common stock in a privately negotiated sale. After the February 2007 sale, TPG beneficially owned approximately 7% of our outstanding common stock, and this consent requirement no longer applied to any such issuance of our equity securities.

Stock-Based Compensation

We have equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors, and consultants. We issue new shares to satisfy stock option exercises. As of December 31, 2006, there were 1,899,556 shares authorized for future grant under these plans.

Options to employees are generally granted semi-annually primarily with four-year ratable vesting, although certain grants have three, four and five-year cliff vesting. In addition, one million options were granted in 2006 with a market condition requiring that, at the end of a four-year term, if MEMC’s common stock price outperforms the S&P 500 market index by a specified amount over that four-year period, the options would vest. These options also provide for an early vesting of 400,000 of these options at the end of three years if MEMC’s common stock price outperforms the S&P 500 market index by a specified amount over the three-year period. In 2006, non-qualified stock options to a non-employee director were granted and vest at a rate of 33 1/3% annually over three years. The maximum term of each option is 10 years or less. No stock options were granted to non-employee directors in 2004 or 2005.

The exercise price of stock options granted has historically equaled the market price on the date of the grant except as noted below. As discussed in Note 2(p), we adopted SFAS 123R effective January 1, 2006. Prior to this date, we accounted for stock options under Opinion 25. Under the provision of Opinion 25, in this case, there was no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In 2002, certain stock options were granted at exercise prices less than the market price on the date of grant. These options were either immediately vested or vested over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense was recognized for the intrinsic value of the options of approximately $12,800 and the expense was recognized based on graded vesting. Compensation expense related to these stock options was $86, $531 and $1,907 in 2006, 2005 and 2004, respectively. Deferred compensation expense related to these stock options at December 31, 2006 and 2005 was $0 and $86, respectively.

The following table presents information regarding outstanding stock options as of December 31, 2006 and changes during the year then ended with regard to stock options:

	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Average Remaining Contractual Life
Beginning of year	8,403,441	$10.73

Granted	4,548,154	34.71

Exercised	(1,739,431)	9.86

Forfeited	(554,354)	22.75

Expired	(27,996)	19.81

End of year	10,629,814	$20.53	$198,763	8.0 years

Options exercisable at year-end	2,005,620	$7.22	$64,015	6.0 years

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised was $46,039, $42,747 and $8,921 in 2006, 2005 and 2004, respectively. Cash received from option exercises under option plans was $17,148, $14,817 and $4,826 and the actual tax benefit realized for the tax deductions from option exercises was $14,844, $21,218 and $0 for 2006, 2005 and 2004, respectively.

As part of its SFAS 123R adoption, MEMC examined its assumptions used in estimating the fair value of employee options granted. As part of this assessment, management determined that its historical stock price volatility and historical pattern of option exercises were appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. We estimate the fair value of options using the Black-Scholes option-pricing model for our ratable and cliff vesting options. For market condition awards, a lattice binomial model is used. Our weighted-average assumptions are as follows:

	Lattice Binomial	Black-Scholes
	2006	2006	2005	2004
Risk-free interest rate	4.7%	4.7%	3.9%	3.6%

Expected stock price volatility	63.5%	64.9%	102.1%	106.5%

Expected term until exercise (years)	5	4	4	6

Expected dividends	0.0%	0.0%	0.0%	0.0%

The weighted-average grant-date fair value per share of options granted was $18.47, $10.29 and $7.81 for 2006, 2005 and 2004, respectively. As of December 31, 2006, $65,106 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.4 years.

Restricted stock units represent the right to receive a share of MEMC stock at a designated time in the future, provided the stock unit is vested at the time. Restricted stock units granted to non-employee directors generally vest over a two year period from the grant date. Employee restricted stock units granted in April 2006 totaled 52,500 and vest 50% on a four-year ratable basis with the remaining 50% on a four-year cliff vesting basis. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until such time as the underlying shares of stock are distributed. The following table presents information regarding outstanding restricted stock units as of December 31, 2006 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value	Average Remaining Contractual Life
Beginning of year	59,000

Granted	82,100

End of year	141,100	$5,523	2.1 years

At December 31, 2006, there were no restricted stock units which were convertible. As of December 31, 2006, $1,192 of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of 2.1 years. The weighted-average fair value of restricted stock units on the date of grant was $39.95 and $8.24 in 2006 and 2004, respectively. There were no restricted stock units granted in 2005. We recorded compensation expense related to restricted stock units of $556, $141 and $368 in 2006, 2005 and 2004, respectively. Deferred compensation expense related to restricted stock unit grants at December 31, 2006 and 2005 was $0 and $40, respectively.

As a result of adopting SFAS 123R, income before income taxes and minority interests for the year ended December 31, 2006 was $18,114 lower and net income for the year ended December 31, 2006 was $11,484 lower than if we had continued to account for stock-based compensation under Opinion 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was $0.05 per share. In addition, prior to the adoption of SFAS 123R, we presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123R, tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for those options will now be classified as financing cash flows. For the year ended December 31, 2006, we recognized $10,501 of excess tax benefits from share-based payment arrangements as a cash inflow in financing activities.

Stock-based compensation expense recorded for the years ended December 31 was allocated as follows:

	2006	2005	2004
Cost of goods sold	$4,260	$—	$—

Marketing and administration	13,063	2,156	2,310

Research and development	1,433	—	—

	2006	2005	2004

Stock-based employee compensation before related tax effects	18,756	2,156	2,310

Less: Income tax benefit	6,865	819	879

Total stock-based compensation expense, net of related tax effects	$11,891	$1,337	$1,431

The amount of stock-based compensation cost capitalized into inventory at December 31, 2006 was $270. Prior to the adoption of SFAS 123R on January 1, 2006, stock-based compensation costs were not capitalized.

The following table provides pro forma net income and earnings per share had we applied the fair value method of SFAS 123:

	For the year ended December 31,
	2005	2004
Dollars in thousands, except share data

Net income allocable to common stockholders, as reported	$249,353	$226,201

Add:

Stock-based employee compensation included in reported net income, net of related tax effects	1,337	1,431

Deduct:

Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(12,629)	(10,761)

Pro forma net income allocable to common stockholders	$238,061	$216,871

Income per share:

Basic—as reported	$1.17	$1.09

Basic—pro forma	$1.12	$1.04

Diluted—as reported	$1.10	$1.02

Diluted—pro forma	$1.05	$0.98

In October 2004, a provision of the American Jobs Creation Act of 2004 dramatically changed U.S. tax laws governing non-qualified deferred compensation, as defined. Most significantly, this new provision, known as Section 409A, imposed new tax penalties for failure to comply with the new law, including an additional 20% excise tax payable by an employee on deferred taxable compensation that does not comply with the new provision. This 20% excise tax is in addition to any normal income taxes payable by the employee on income. In 2005, the IRS published proposed regulations regarding Section 409A. These new proposed regulations treat options to buy stock at an exercise price that is below the fair market value of the stock on the date the option was granted (discount options) as deferred compensation subject to the new penalty tax. The new Section 409A only applies to discount options that vested on or after January 1, 2006. This would have impacted over 1,000 employees with penalties as a result of options they had been granted in 2002 prior to the new provision. Because of the potential adverse effects of Section 409A, MEMC decided to accelerate the discount options that were granted in 2002 prior to the new ruling that would have vested on January 2, 2006 by approximately one month to a new vest date of December 1, 2005 for all employees other than the Chief Executive Officer. In addition, because of limitations imposed by MEMC’s policy on insider trading in company securities, certain employees were not able to exercise options and sell the underlying shares during December 2005. Accordingly, to facilitate the need to address the Section 409A issue before the 2005 year end, the Compensation Committee of the Board of Directors amended certain of the options to permit cashless exercise of the options so that the employees could receive the shares net of statutory tax withholdings with MEMC retaining the surrendered shares in Treasury. Because these employees were allowed to exercise their options in this way, variable accounting was triggered and $1,482 of marketing and administration expense was recorded in the fourth quarter of 2005 related to these exercises.

13. INCOME PER SHARE

In 2006, 2005 and 2004, basic and diluted earnings per share (EPS) were calculated as follows (in thousands except share amounts):

	For the year ended December 31, 2006		For the year ended December 31, 2005		For the year ended December 31, 2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
EPS Numerator:

Net income allocable to common stockholders	$369,288	$369,288	$249,353	$249,353	$226,201	$226,201

EPS Denominator:

Weighted-average shares outstanding	222,128,722	222,128,722	213,480,225	213,480,225	207,705,094	207,705,094

Restricted stock units	—	62,025	32,885	55,209	8,743	22,482
Warrants	—	4,282,849	—	9,993,170	—	11,356,387
Stock options	—	3,269,753	—	2,921,340	—	1,963,983

Total shares	222,128,722	229,743,349	213,513,110	226,449,944	207,713,837	221,047,946

Earnings per share	$1.66	$1.61	$1.17	$1.10	$1.09	$1.02

In 2006, 2005, and 2004, options to purchase 1,912,655, 712,210 and 3,345,661, respectively, of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive. Restricted stock units, which were excluded from the calculation of diluted earnings per share due to their antidilutive effect, amounted to 35,959 in 2006. There were no restricted stock units excluded from the calculation of diluted earnings per share in 2005 and 2004.

14. INCOME TAXES

Income before income taxes, equity in loss of joint venture and minority interests consists of the following:

	For the year ended December 31,
	2006	2005	2004
Dollars in thousands

U.S.	$321,918	$113,821	$17,130

Foreign	268,568	138,554	181,401

	$590,486	$252,375	$198,531

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
Dollars in thousands

Year ended December 31, 2006:

U.S. Federal	$84,672	$28,011	$112,683

State and local	5,806	1,921	7,727

Foreign	80,523	13,900	94,423

	$171,001	$43,832	$214,833

Year ended December 31, 2005:

U.S. Federal	$(14,554)	$(55,996)	$(70,550)

State and local	4,228	10,429	14,657

Foreign	33,872	19,213	53,085

	$23,546	$(26,354)	$(2,808)

Year ended December 31, 2004:

U.S. Federal	$31,599	$(43,344)	$(11,745)

State and local	222	—	222

Foreign	22,837	(51,433)	(28,596)

	$54,658	$(94,777)	$(40,119)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes, equity in loss of joint venture and minority interests as a result of the following:

	For the year ended December 31,
	2006	2005	2004
Dollars in thousands

Income tax at federal statutory rate	35.0%	35.0%	35.0%

Increase (reduction) in income taxes:

Change in the valuation allowance for deferred tax asset	—	(26.6)	(69.2)

Nondeductible interest	—	—	13.4

Effect of foreign operations and repatriation	(0.2)	(3.7)	2.0

State income taxes, net of Federal benefit	0.9	1.1	—

Reassessment of reserves due to change in estimate	0.1	(11.7)	—

Reassessment of rate due to change in estimate	0.7	4.1	—

Prior period adjustments	0.2	3.1	—

Other, net	(0.3)	(2.4)	(1.4)

Effective tax rate	36.4%	(1.1)%	(20.2)%

The “Change in the valuation allowance for deferred tax asset” relates to movement in the valuation allowance against deferred tax assets for domestic temporary differences and tax credits, state and foreign net operating loss carryforwards, and other foreign deferred tax assets. We evaluate all significant available positive and negative evidence, including the existence of losses in recent years and our forecast of future taxable income, in assessing the need for a valuation allowance. The underlying assumptions we used in forecasting future taxable income require significant judgment and take into account our recent financial performance. Based upon this analysis, the valuation allowance of $67,069 was reversed in 2005, bringing the total valuation allowance to zero. In 2004, the net deferred tax asset was reviewed in light of improvements in both domestic and foreign operating results and higher expected future taxable income levels. Domestically, because of higher projected taxable income levels and the expectation that it is more likely than not that we will be able to recognize certain deferred tax assets and tax loss carryforwards, we reduced the valuation from that reflected in prior years. On the foreign side, earnings improvements at our Japanese operations resulted in the expectation that all of the net deferred tax asset will be utilized resulting in the reversal in 2004 of the remaining Japanese valuation allowance. In summary, we reversed $107,581 in valuation allowances related to future earnings and $29,601 related to current earnings in 2004.

The “Effect of foreign operations and repatriation” includes the net reduced taxation of foreign profits combining jurisdictions with rates above and below the U.S. federal statutory rate. It also includes the impact of withholding taxes. For 2006, the net decrease represents a benefit of $16,936 associated with electing the U.S. foreign tax credit in 2005 instead of deducting foreign taxes, offset by an increase in expense of $15,751 related to dividends and foreign withholding taxes. For 2005, the net decrease of $9,442 represents reductions of $12,455 associated with electing the U.S. foreign tax credit in 2005 instead of deducting foreign taxes, $6,664 of foreign taxes below U.S. statutory rates, and increases of $4,576 in foreign withholding taxes, $2,285 related to the recognition of certain additional U.S. residual income tax that is expected to be imposed upon a distribution of unremitted foreign earnings, and $2,816 in liabilities established for potential transfer pricing and other issues. In 2004, the increases represented the excess of foreign taxes over U.S. taxes at statutory rates, recognition of certain additional U.S. residual income tax expected to be imposed on distribution of unremitted foreign earnings and foreign withholding tax.

The “Reassessment of reserves due to change in estimate” in 2006 relates primarily to accrued interest and in 2005 relates to an increase in our estimate of our allowable depreciation deductions totaling $22,416, a benefit of $5,979 related to prior year U.S. tax return amendments to elect foreign tax credits net of previously taken deductions for foreign taxes and a decrease of $1,223 of other changes in estimate.

The “Prior period adjustments” in 2006 relates primarily to recording additional expense for state net operating losses net of federal benefit and in 2005 included a benefit of $6,478 related to the portion of the interest on senior subordinated notes deductible for tax purposes for which a liability had been recorded, additional tax expense of $7,418 related to the US GAAP treatment of fixed asset basis difference under the Korea Asset Revaluation Law, additional expense of $6,024 associated with non-qualified stock option deductions which had been recorded as a reduction to income tax expense in prior periods, and additional expense of $937 related to amended tax filings and reassessment of tax basis limitations.

The “Reassessment of rate due to change in estimate” for 2006 includes approximately $3,876 additional expense related to a Texas tax law change and in 2005 includes approximately $6,309 of expense related to a change in the blended state tax rate expected to apply to reversing temporary differences in future periods due to changes in expected apportionment ratios and other factors as well as state net operating losses of $3,999 that expired as a result of a merger in 2005 for tax purposes.

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2006	2005
Dollars in thousands

Deferred tax assets:

Inventories	$5,599	$5,304

Expense accruals	21,389	8,631

Property, plant and equipment	65,587	89,785

Pension, medical and other employee benefits	22,375	44,301

Net operating loss carryforwards – state and foreign	3,943	10,529

Capitalized R&D	8,544	9,882

Other	5,944	11,524

Total deferred tax assets	133,381	179,956

Deferred tax liabilities:

Other	(1,970)	(2,432)

Total deferred tax liabilities	(1,970)	(2,432)

Net deferred tax assets	$131,411	$177,524

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the Consolidated Balance Sheets:

	As of December 31,
	2006	2005
Dollars in thousands

Current deferred tax assets, net (recorded in prepaids and other current assets)	$11,954	$11,954

Noncurrent deferred tax assets, net	119,457	165,570

	$131,411	$177,524

At December 31, 2006, the Company had a $3,441 deferred tax asset for state income tax loss carryforwards. These carryforwards are scheduled to expire between 2007 and 2022 if unused. Of these, $1,743 will expire in 2011, $127 in 2017, $122 in 2020, $1,280 in 2021 and $169 in 2022.

Other noncurrent liabilities includes tax liabilities of $48,854 and $10,689 at December 31, 2006 and December 31, 2005, respectively. These liabilities have been established for tax filing positions that we believe are fully supported but may be challenged by taxing authorities and may not be fully sustained. These liabilities are expected to remain on our books until the time that the positions are sustained upon audit or the statute of limitations expires.

15. EMPLOYEE-RELATED LIABILITIES

Pension and Other Post-Employment Benefit Plans

Prior to January 2, 2002, our defined benefit pension plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan.

We also have a non-qualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for postretirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for postretirement medical benefits under the plan. During 2006, a negative plan amendment was recorded related to the clarification of contributions to be paid by MEMC, resulting in the recording of approximately $11,617 of unrecognized prior service credit. This credit will be amortized to income over the average remaining service period of the active employees.

In July 2005, approximately 88% of eligible employees of our Taiwan subsidiary elected to opt out of their defined benefit pension plan into a new defined contribution plan, creating a one-time curtailment loss of $518.

We adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) as of December 31, 2006, except for the change in measurement date provisions. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

The following table summarizes the incremental effect of adopting SFAS 158:

Year ended December 31, 2006	Pension Plans			Health Care and Other Plans
	Before	Changes	After	Before	Changes	After
Dollars in thousands

LIABILITIES

Current liabilities	$(11,560)	$10,300	$(1,260)	$(1,948)	$—	$(1,948)

Pension and post-employment liabilities	$(41,128)	$(17,955)	$(59,083)	$(45,283)	$19,121	$(26,162)

STOCKHOLDERS’ EQUITY

Accumulated other comprehensive income (pre-tax)	$28,811	$7,655	$36,466	$—	$(19,121)	$(19,121)

Net periodic benefit cost consists of the following:

Year ended December 31,	Pension Plans			Health Care and Other Plans
	2006	2005	2004	2006	2005	2004
Dollars in thousands

Service cost	$3,545	$3,745	$3,950	$379	$357	$258

Interest cost	9,388	9,285	9,017	2,282	2,482	2,929

Expected return on plan assets	(8,561)	(7,525)	(5,974)	—	—	—

Amortization of service costs	4	12	13	—	—	—

Net actuarial (gain)loss	2,125	1,652	1,131	(637)	(556)	(66)

Transition obligation recognized	3	18	23	—	—	—
Curtailment charge	—	518	—	—	—	—

Net periodic benefit cost	$6,504	$7,705	$8,160	$2,024	$2,283	$3,121

We use a measurement date of September 30 to determine pension and other postretirement and post-employment benefit measurements for the plans.

The following is a table of actuarial assumptions used to determine the net periodic benefit cost:

Year ended December 31,	Pension Plans			Health Care and Other Plans
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions:

Discount rate	5.50%	5.75%	6.00%	5.50%	5.75%	6.00%

Expected return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA

Rate of compensation increase	4.00%	4.50%	4.50%	4.00%	4.50%	4.50%

Current medical cost trend rate	NA	NA	NA	7.25%	8.25%	9.25%

Ultimate medical cost trend rate	NA	NA	NA	5.25%	5.25%	5.25%

Year the rate reaches ultimate trend rate	NA	NA	NA	2008	2008	2008

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

Year ended December 31,	Pension Plans		Health Care and Other Plans
	2006	2005	2006	2005
Dollars in thousands

Change in benefit obligation:

Benefit obligation, beginning	$179,631	$170,606	$43,339	$48,979

Service cost	3,545	3,745	379	357

Interest cost	9,388	9,285	2,282	2,482

Plan participants’ contributions	—	—	2,097	1,648

Actuarial (gain)loss	(2,001)	7,807	(1,317)	(4,292)

Gross benefits paid	(10,077)	(12,215)	(6,289)	(5,835)

Less: Federal subsidy on benefits paid	—	—	150	—

Plan amendment	—	—	(11,617)	—

Currency exchange (gain)loss	(27)	403	—	—

Benefit obligation as of September 30	$180,459	$179,631	$29,024	$43,339

Change in plan assets:

Fair value of plan assets, beginning	$105,006	$92,046	$—	$—

Actual return on plan assets	8,627	9,744	—	—

Employer contributions	15,686	15,495	4,042	4,187

Plan participants’ contributions	—	—	2,097	1,648

Gross benefits paid	(10,077)	(12,215)	(6,289)	(5,835)

Less: Federal subsidy on benefits paid	—	—	150	—

Currency exchange (gain)loss	17	(64)	—	—

Fair value of plan assets as of September 30	$119,259	$105,006	$—	$—

Unfunded status as of September 30:

Fair value of plan assets	$119,259	$105,006	$—	$—

Benefit obligation	180,459	179,631	29,024	43,339

Unfunded status	$(61,200)	$(74,625)	$(29,024)	$(43,339)

Unrecognized net actuarial (gain) loss [A]	—	40,565	NA	(6,824)

Unrecognized prior service (credit) cost [A]	—	45	NA	—

Unrecognized transition (asset) obligation [A]	—	48	NA	—

Fourth quarter contribution	857	3,225	914	922

Accrued benefit cost at December 31	$(60,343)	$(30,742)	$(28,110)	$(49,241)

Amounts recognized in statement of financial position:

Accrued liabilities, current	$(1,260)	$(17,661)	$(1,948)	$(4,450)

Pension and post-employment liabilities	(59,083)	(46,237)	(26,162)	(44,791)

Accumulated other comprehensive loss before taxes [B]	—	33,156	—	—

Net amount recognized	$(60,343)	$(30,742)	$(28,110)	$(49,241)

[A] Amounts reclassified to accumulated other comprehensive income in connection with the adoption of SFAS 158 as of December 31, 2006.

[B] Amounts recognized in accumulated other comprehensive income (before tax):

Year ended December 31,	Pension Plans		Health Care and Other Plans
	2006	2005	2006	2005
Dollars in thousands

Net actuarial (gain) loss	$36,378	NA	$(7,504)	NA

Prior service (credit) cost	41	NA	(11,617)	NA

Transition (asset) obligation	47	NA	—	NA

Net amount recognized	$36,466	NA	$(19,121)	NA

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

	Pension Plans	Health Care and Other Plans
Dollars in thousands

Actuarial (gain) loss	$1,800	$(822)

Prior service (credit) cost	4	(2,143)

Transition (asset) obligation	3	—

	$1,807	$(2,965)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

Year ended December 31,	Pension Plans		Health Care and Other Plans
	2006	2005	2006	2005
Weighted-average assumptions:

Discount rate	5.75%	5.50%	5.75%	5.50%

Rate of compensation increase	3.75%	4.00%	3.75%	4.00%

Current medical cost trend rate	NA	NA	7.25%	8.25%

Ultimate medical cost trend rate	NA	NA	5.25%	5.25%

Year the rate reaches ultimate trend rate	NA	NA	2008	2008

Pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at September 30 was:

Asset Category	Target Allocation	Actual Allocation
	2006	2006	2005
Equity securities	20-65%	61%	62%

Fixed income securities	20-75%	29%	28%

All other	0-20%	10%	10%

Total		100%	100%

The investment objectives of our pension plan assets are as follows:

•	To achieve a favorable relative return as compared with inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on plan assets in 2006 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2006 was 7.6%. We consult with the plans’ actuaries to determine a discount rate assumption for pension and other postretirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Aa quality) yield information.

Our pension obligations are funded in accordance with provisions of Federal law. Contributions to our pension plans in 2006 totaled $12,257. We expect contributions to our pension plan in 2007 to be approximately $10,300.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Plans
	2006	2005
Dollars in thousands

Projected benefit obligation, end of year	$180,459	$179,631

Accumulated benefit obligation, end of year	$171,092	$170,422

Fair value of plan assets, end of year	$119,259	$105,006

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2006:

	1% Increase	1% Decrease
Dollars in thousands

Total service and interest cost components	$88	$(87)

Postretirement benefit obligation	472	(478)

We estimate that the future benefits payable for the pension and other postretirement plans are as follows:

	Pension Plans	Health Care and Other Plans
Dollars in thousands		Gross Benefits	Federal Subsidy

2007	$9,815	$2,286	$218

2008	10,025	2,207	269

2009	10,588	2,124	321

2010	11,391	2,067	376

2011	12,467	2,049	431

2012-2016	76,278	9,134	2,615

Defined Contribution Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our costs included in results of operations totaled $5,419, $4,475 and $4,568 for 2006, 2005 and 2004, respectively.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provide payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $34,881 at December 31, 2006 and $30,631 at December 31, 2005, and is included in other long-term liabilities and accrued wages and salaries on our balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

16. COMMITMENTS AND CONTINGENCIES

Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $5,269, $5,280 and $8,102 in 2006, 2005 and 2004, respectively. The total future commitment under operating leases as of December 31, 2006 was $13,319, of which $11,983 is noncancellable. We enter into purchase commitments for materials and services utilized in the normal course of business. Our unconditional purchase obligations represent the minimum requirements of the contractual termination penalties (take or pay provisions) under these various long-term commitments. Our operating lease and unconditional purchase obligations as of December 31, 2006 were as follows:

	Payments Due By Period
	Total	2007	2008	2009	2010	2011	Thereafter
Dollars in thousands

Operating Leases	$13,319	$4,430	$3,595	$1,965	$1,342	$1,338	$649

Unconditional Purchase Obligations	137,400	35,085	27,526	19,664	19,011	15,680	20,434

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

Litigation

Sumitomo Mitsubishi Silicon Corporation et al. vs. MEMC Electronic Materials, Inc.

On December 14, 2001, MEMC filed a lawsuit against Sumitomo Mitsubishi Silicon Corporation (“SUMCO”) and several of its affiliates in the Northern District of California (the “First SUMCO Case”) alleging infringement of one of MEMC’s U.S. patents. On March 16, 2004, the court entered summary judgment against MEMC. MEMC appealed this decision to the U.S. Federal Circuit Court of Appeals, and on August 22, 2005, the U.S. Federal Circuit Court of Appeals reversed the grant of summary judgment with respect to inducement of infringement by SUMCO, and the case was remanded to the U.S. District Court for further proceedings. On February 24, 2006, the U.S District Court granted certain summary judgment motions of each of SUMCO and MEMC. In light of the summary judgment rulings in favor of SUMCO, on February 27, 2006 the U.S District Court issued a final judgment against MEMC in the First SUMCO Case. On February 28, 2006, MEMC filed its Notice of Appeal of the grant of certain of the summary judgment rulings in favor of SUMCO in the First SUMCO Case with the U.S. Federal Circuit Court of Appeals. MEMC and SUMCO filed their appellate briefs in this matter in 2006 and early 2007. Oral argument is expected in summer 2007, and a decision could come as early as fall 2007.

On July 13, 2004, SUMCO and certain of its affiliates filed a lawsuit against MEMC in the U.S. District Court for the District of Delaware (the “Second SUMCO Case”) in a case captioned Sumitomo Mitsubishi Silicon Corporation, aka SUMCO, a corporation of Japan and SUMCO USA Corporation, a Delaware corporation, v. MEMC Electronic Materials, Inc., a Delaware corporation, Civil Action No. 04-852-SLR. In May 2005, MEMC successfully had this case removed to the Northern District of California, although the Second SUMCO Case and the First SUMCO Case will not be consolidated. In the Second SUMCO Case, plaintiffs alleged that MEMC violated the antitrust laws by attempting to control sales of low defect silicon wafers in the United States, including through its patent policies and enforcement of its patents related to low defect silicon wafers. Plaintiffs also sought a declaratory judgment that plaintiffs’ wafers do not infringe the claims of two MEMC patents and that these two MEMC patents are invalid and unenforceable. Finally, plaintiffs alleged that these two MEMC patents are void and unenforceable because of MEMC’s alleged patent misuse. Plaintiffs sought treble damages in an unspecified amount, and attorneys’ fees and costs incurred by plaintiffs in the Second SUMCO Case and in the First SUMCO Case. MEMC asserted defenses against these claims, including a counterclaim for infringement of one of the two patents. In June 2006, in light of the pending appeal with the U.S. Federal Circuit Court of Appeals on certain matters from the First SUMCO Case, certain of the counts related to the two MEMC patents were dismissed from the Second SUMCO Case without prejudice. MEMC believes that SUMCO’s position in the Second SUMCO Case has no merit and is asserting a vigorous defense. We do not believe that this matter will have a material adverse effect on our consolidated results of operations and financial condition. Due to uncertainty regarding the litigation process, however, the outcome of this matter could be unfavorable, in which event we might be required to pay damages and other expenses.

17. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment – the design, manufacture and sale of silicon wafers.

Geographic financial information is as follows:

Net Sales to Customers:

	2006	2005	2004
Dollars in thousands

United States	$521,292	$344,069	$286,302

Foreign	1,019,292	763,310	741,656

Total	$1,540,584	$1,107,379	$1,027,958

Foreign revenues were derived from sales to the following countries:

	2006	2005	2004
Dollars in thousands

China	$218,080	$37,250	$29,312

Japan	74,693	91,882	99,567

Korea	188,085	184,234	173,194

Taiwan	273,400	225,355	200,958

Other foreign countries	265,034	224,589	238,625

Total	$1,019,292	$763,310	$741,656

Net sales are attributed to countries based on the location of the customer.

Our net sales attributable to polysilicon for the years ended December 31, 2006, 2005 and 2004 were 18.5%, 9.6% and 3.1% as a percent of total sales, respectively.

Long-Lived Assets, net of accumulated depreciation:

	2006	2005	2004
Dollars in thousands

United States	$184,997	$159,334	$120,139

Japan	163,070	176,771	171,169

Korea	65,064	58,593	44,687

Italy	63,976	39,012	82,697

Taiwan	175,563	106,870	77,306

Other foreign countries	5,985	5,675	3,779

Total	$658,655	$546,255	$499,777

18. UNAUDITED QUARTERLY FINANCIAL INFORMATION

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data

Net sales	$341,549	$370,540	$407,949	$420,546

Gross margin	$132,681	$160,462	$192,508	$203,296

Income before minority interests	$68,338	$83,326	$93,479	$130,510

Minority interests	$(995)	$(1,378)	$(2,432)	$(1,560)

Net income	$67,343	$81,948	$91,047	$128,950

Basic income per share	$0.30	$0.37	$0.41	$0.58

Diluted income per share	$0.29	$0.36	$0.40	$0.56

Market close stock prices:

High	$38.19	$48.75	$40.67	$43.55

Low	$23.40	$30.54	$27.21	$33.89

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data

Net sales	$250,939	$272,256	$280,743	$303,441

Gross margin	$81,275	$89,304	$85,246	$110,693

Income before equity in loss of joint venture and minority interests	$57,120	$42,364	$103,037	$52,662

Minority interests	$(82)	$(1,887)	$(1,412)	$(2,449)

Net income	$57,038	$40,477	$101,625	$50,213

Basic income per share	$0.27	$0.19	$0.47	$0.23

Diluted income per share	$0.25	$0.18	$0.45	$0.22

Market close stock prices:

High	$14.56	$16.19	$22.79	$23.68

Low	$10.74	$11.23	$15.82	$16.87

Quarter ended March 31, 2005

We recognized certain discrete tax adjustments representing an income tax benefit of $19,361. These included a reassessment of tax reserve (noncurrent liability) requirements of $29,618 due to changes in estimated allowable depreciation deductions and our election to credit foreign taxes. Also included were prior period adjustments of $7,901. (see Note 14)

Quarter ended September 30, 2005

We reversed all remaining valuation allowances against domestic deferred tax assets of $67,069 based upon our determination that these deferred tax assets would more likely than not be realized.

Quarter ended December 31, 2006

A gain of $18,913 million was recorded to other nonoperating income due to the mark to market adjustment related to a warrant received from a customer in 2006 as discussed in Note 2(m) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors

MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment” effective January 1, 2006. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” effective December 31, 2006, and the Company changed its method of quantifying errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
St. Louis, Missouri

February 26, 2007

Item 9A.	Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation as of December 31, 2006, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2006.

(b) Management’s Report on Internal Control Over Financial Reporting

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

As of December 31, 2006, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on management’s assessment utilizing these criteria, we believe that, as of December 31, 2006, our internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management’s assessment of the company’s internal control over financial reporting. Their report appears below.

(c) Remediation of Prior Material Weakness in Internal Control over Financial Reporting

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected.

As disclosed in our 2005 Annual Report on Form 10-K, and in our Quarterly Reports on Form 10-Q for each of the first three quarters of 2006, we reported material weaknesses in our internal controls specifically pertaining to ineffective company-level controls, inadequate expertise in U.S. Generally Accepted Accounting Principles (“US GAAP”), and inadequate revenue recognition policies and procedures.

As of December 31, 2006, we have remediated the previously reported material weaknesses in internal control over financial reporting in part by completing the following actions:

Remediation Activities to Improve Company-Level Controls

•	Instituted a weekly review process with our eight executive officers (including the CEO) to ensure identified control deficiencies are remediated timely;

•	Issued guidance and provided additional training to the senior leadership team (80 people) on implementing specific actions to improve the control environment;

•	Expanded the quarterly financial certification content and coverage to solicit evidence that controls are functioning effectively; and

•	Enhanced the internal audit staff by increasing the number of trained personnel and expanded the audit coverage.

Remediation Activities to Increase Staff Expertise in U.S. Generally Accepted Accounting Principles

•	Hired senior finance, accounting and tax personnel with substantial accounting and public company financial expertise;

•

Utilized personnel from multiple third-party professional services firms with expertise in accounting for income taxes to assist in the preparation and review of our income tax provision and the income tax related balance sheet accounts; and

•	Implemented an on-going US GAAP training program and held training sessions for the worldwide finance managers, as well as certain finance and accounting personnel.

Remediation Activities to Improve Revenue Recognition Policies and Procedures

•	Established Sales and Marketing finance roles within the accounting and finance organization for the purpose of reviewing sales arrangements;

•	Provided additional training to sales and accounting personnel on the proper reporting of sales arrangements, treatment of international shipping terms and accounting for revenue recognition; and

•	Implemented a quarterly sales and marketing checklist for senior sales personnel to provide assurance that customer agreements and related transactions are properly reported.

In the third and fourth quarters of 2006, we undertook and completed, as appropriate, our testing to validate compliance with the newly implemented policies, procedures and controls. We undertook this testing over these periods to demonstrate operating effectiveness over a period of time that is sufficient to support our conclusion. In reviewing the results from this testing, management has concluded that our company-level controls, staff expertise in US GAAP and internal controls over revenue recognition have been significantly improved and that the above referenced material weaknesses in internal control over financial reporting have been remediated as of December 31, 2006.

(d) Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MEMC Electronic Materials, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 9A(b)), that MEMC Electronic Materials, Inc. (the Company or MEMC) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that MEMC maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in the Internal Control—Integrated Framework, issued by COSO. Also, in our opinion, MEMC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control—Integrated Framework, issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri

February 26, 2007

(e) Changes in Internal Control Over Financial Reporting

Except as otherwise discussed above, there have been no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter and year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.