Form 10-K/A, Exhibit 13
period 2007-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2008-03-04
CIK 945436

Exhibit 13

STOCKHOLDERS INFORMATION

Corporate Office
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000
www.memc.com

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

Stockholder Inquiries
Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC’s transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

Common Stock Listing
MEMC’s common stock is traded on the New York Stock Exchange under the symbol “WFR”. On December 31, 2007, the Company had 282 stockholders of record.

Form 10-K
Stockholders may obtain a copy of MEMC’s Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2007, filed with the Securities and Exchange Commission, by writing MEMC’s Investor Relations Department or by calling (636) 474-5000.

Certifications
The New York Stock Exchange (NYSE) requires that our Chief Executive Officer file an annual certificate indicating that he is unaware of any violations of the NYSE listing standards. This certification was executed without qualification by our Chief Executive Officer in May 2007 and filed after our 2007 annual meeting of stockholders. In addition, the Chief Executive Officer and Chief Financial Officer filed certifications with the SEC regarding the quality of our public disclosure. These certifications can be found as Exhibits 31.1 and 31.2 to our Form 10-K for the fiscal year ended December 31, 2007.

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
MEMC Electronic Materials, Inc.
Investor Relations Department
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
Tel: (636) 474-5000
Fax: (636) 474-5158
Email: invest@memc.com

Stock Price Performance Graph
The graph at the right compares cumulative total stockholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index and the S&P 500 Semiconductors Index. The information on the graph covers the period from December 31, 2002 through December 31, 2007. The stock price performance shown on the graph is not necessarily indicative of future stock price performance.

1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
MEMC
S&P 500
S&P 500 Semiconductors

December 31,	2002	2003	2004	2005	2006	2007
MEMC	100	127.08	175.03	292.87	517.04	1168.96
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
S&P 500 Semiconductors	100	197.49	156.24	175.24	159.62	178.74

58