Form 10-K, Exhibit 13
period 2012-12-31
MEMC ELECTRONIC MATERIALS INC
filed 2013-03-01
CIK 945436

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

	2012	2011 (1)	2010 (1)	2009	2008
(in millions, except per share and employment data)
Statement of Operations Data:
Net sales(2)	$2,529.9	$2,715.5	$2,239.2	$1,163.6	$2,004.5
Gross profit	335.6	294.9	337.1	128.1	1,004.8
Marketing and administration(3)	306.2	352.8	267.0	161.9	106.5
Research and development	71.8	87.5	55.6	40.4	40.8
Goodwill impairment charges (see Note 10)	—	440.5	—	—	—
Restructuring (reversals) charges (see Note 3)	(83.5)	350.7	5.3	28.4	4.3
Gain on receipt of property, plant and equipment (see Note 3)	(31.7)	—	—	—	—
Long-lived asset impairment charges (see Note 9)	19.6	367.9	—	24.6	—
Operating income (loss)	57.2	(1,300.5)	21.1	(127.2)	853.2
Non-operating expense (income)(4)	138.7	83.6	33.6	(27.0)	268.2
Net (loss) income attributable to MEMC stockholders(5),(6),(7)	(150.6)	(1,536.0)	34.4	(68.3)	387.4
Basic (loss) income per share	(0.66)	(6.68)	0.15	(0.31)	1.71
Diluted (loss) income per share	(0.66)	(6.68)	0.15	(0.31)	1.69
Balance Sheet Data:
Cash and cash equivalents	572.6	585.8	707.3	632.7	988.3
Restricted cash and short-term and long-term investments(8)	136.0	178.9	103.7	317.2	432.8
Working capital	323.4	449.0	453.2	740.5	981.6
Total assets	4,701.6	4,881.6	4,611.9	3,566.5	2,936.7
Long-term debt and capital lease obligations (including current portion)	762.1	571.4	26.9	30.6	32.2
Solar energy system debt, financings and capital lease obligations	1,606.2	1,355.4	655.8	386.0	—
Total MEMC stockholders’ equity	575.3	737.9	2,251.7	2,168.6	2,082.0
Other Data:
Capital expenditures	139.0	452.5	352.0	225.4	303.6
Construction of solar energy systems	346.9	598.1	280.1	28.0	—
Employees	5,633	6,350	6,500	5,100	4,900
_________________________

(1)	Includes the operating results of various acquisitions during 2010 and 2011 since their acquisition date. See Note 4.

(2)	Includes $37.1 million of revenue recognized in 2012 for the Conergy termination. Similarly, $175.7 million of revenue was recognized in 2011 for the Suntech contract resolution. See Note 17.

(3)
During the year ended December 31, 2012, we recorded a $12.8 million charge to income to adjust the fair value of contingent consideration and during the year ended December 31, 2011 we recorded a favorable adjustment of $26.3 million to adjust the fair value of contingent consideration. The adjustments were recorded as an increase and reduction to marketing and administration expense, respectively.

(4)
(Losses) gains of $(0.2) million, $(4.8) million, $(14.0) million, $5.4 million and $(292.5) million were recorded to non-operating expense (income) in 2012, 2011, 2010, 2009 and 2008, respectively, due to the mark-to-market adjustment related to a warrant received from Suntech. Also included in 2012 is a $3.6 million impairment charge, compared to $11.6 million in 2011, of an investment accounted for under the cost method. See Note 6.

(5)	Includes $67.3 million of impairment charges in 2011 from our investment in two joint ventures. See Note 6.

(6)	Includes net income tax expense of $94.8 million and $368.5 million recorded in 2012 and 2011, respectively, for the net valuation change in deferred tax assets. See Note 14.

(7)
Includes net income tax benefit of $15.5 million in 2010 resulting from conclusion of the Internal Revenue Service (“IRS”) examination for the 2007 and 2006 years. Also includes additional income tax expense of $18.1 million in 2009 related to various cost allocation and taxable income adjustments attributable to our foreign operations and reduction in income tax expense of $29.5 million in 2008 due to the closure of the IRS examination for the 2005 and 2004 years.

(8)	Amount includes investments measured at fair value on a recurring basis and time deposits, and excludes investments accounted for under the equity method and cost investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW
MEMC is a global leader in the development, manufacture, and sale of silicon wafers and a major developer and seller of photovoltaic energy solutions. Through SunEdison, MEMC is one of the world’s leading developers of solar energy projects and, we believe, one of the most geographically diverse. MEMC’s technology leadership in silicon and downstream solar are enabling the company to expand its customer base and lower costs throughout the silicon supply chain.
The solar industry experienced a significant downturn in the second half of 2011, including sharp reductions in pricing of polysilicon, solar wafers, solar modules, solar cells, and to a lesser extent, solar systems, leading to a dramatic decline in profitability versus prior years. As a result, during the fourth quarter of 2011, in order to better align our business to current and expected market conditions in the semiconductor and solar markets, as well as to improve the company's then overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to reduce the company's global workforce, right size its production capacity and accelerate operating cost reductions in 2012 and beyond (the “2011 Global Plan”).  See Note 3 for further discussion of the 2011 Global Plan.
During 2012, we executed on our 2011 Global Plan. As part of our efforts, in September 2012, we executed settlement agreements with Evonik to settle disputes arising from our early termination of two take-or-pay supply agreements. We forfeited a deposit of $10.2 million and will pay Evonik a total of 70 million euros. As a result of this settlement, a favorable adjustment to our 2011 Global Plan accrual was made resulting in $69.2 million of income within restructuring charges. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to a chlorosilanes plant which resulted in the recognition of $31.7 million of income in the fourth quarter of 2012.
We realized annual pre-tax operating benefits upon the substantial completion of our restructuring activities during 2012 of approximately $145 million. We now expect annual pre-tax operating benefits in 2013 to increase to approximately $200 million as the full benefits of our actions are realized.
Also in September 2012, we entered into a $200 million second lien term loan with a five year maturity. We used the net proceeds for general corporate purposes, including working capital, capital expenditures, and the construction of solar power projects. In addition, we continue to maintain our credit facility which provides for total borrowings of up to $400 million. See Note 11 for further discussion. We expect continued growth in our downstream solar business, which will require us to access the debt and capital markets in the future to fund related working capital needs, with most of such debt expected to be non-recourse debt.
In light of current and anticipated market conditions, we continue to focus on effective cash management and liquidity. In addition to taking the actions set forth in the 2011 Global Plan, we have developed a strategic plan for the ongoing operation of our businesses designed to continue to improve our performance and address the challenges within our industries. Our business strategy is designed to address the most significant opportunities and challenges facing the company. In particular, our key challenges include:

•
Managing cash flow and mitigating liquidity risks, including the completion of a rigorous assessment of our current liquidity, the level of committed financing prior to commencement of solar project construction and managing the timing of expenditures for the construction of solar energy systems as compared to receipts from final sale or financing;

•	Continuing to execute on our 2011 Global Plan;

•	Focusing on semiconductor operating cash flows and further streamlining those operations; and

•	Optimizing solar project pipeline development and achieving future growth in solar systems sales globally and across all platforms.
From January 1, 2010 until December 31, 2011, MEMC was organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. Semiconductor Materials provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices. Solar Materials manufactured and sold silicon wafers for solar applications, primarily 156 millimeter. Solar Energy was comprised of the SunEdison solar energy business unit which designed, developed, and constructed solar energy systems. As part of the 2011 Global Plan, effective January 1, 2012, we consolidated our two solar business units' operations into one business unit, and since that date, we have been engaged in two reportable segments: Semiconductor Materials and Solar Energy. These consolidated financial statements and related footnotes, including prior year financial information, are presented based on two reporting segments for all periods presented.

Semiconductor Materials Segment
Sales in the Semiconductor Materials segment decreased by 10.3% in 2012 from 2011 primarily due to lower pricing on flat volume, which was caused by the continued decline in the semiconductor industry. Profitability improved in 2012 as the price declines were offset by the cost improvement realized from the 2011 Global Plan restructuring efforts, the non-recurring unfavorable impact of the Japan earthquake during the first half of 2011 and other 2012 productivity improvements.
During 2012, we expanded our capabilities related to the production of 200mm wafers at our Ipoh, Malaysia plant and have completed actions to consolidate worldwide semiconductor production equipment from the United States. Complementing this increase in capacity is the completion of the first phase of installation of 300mm production capacity at our Korean facility.
As part of the 2011 Global Plan we committed to actions to reduce overall manufacturing costs across our global semiconductor sites, and to realign certain general and administrative expenses due to various market developments. Future profitability is heavily dependent on the success of these restructuring actions, which will continue into 2013.
Solar Energy Segment
Conditions in the entire solar industry deteriorated during 2011, and continued into 2012, including the selling prices of solar energy systems. However, SunEdison continued its trend of sales growth in 2012 and the lower average sales prices were partially offset by lower material costs. Solar energy system sales increased in North America through ground mount projects in the U.S. and Canada. We have also started to develop several projects in Asia and continue to evaluate project development opportunities in South America, the Middle East and Africa. During 2012, revenues were recognized for direct sales on 44 projects totaling 291.7 megawatts ("MW"), compared to 33 projects totaling 168.6MW in 2011. The 291.7MW in 2012 include 52.1MW of projects sold in Europe that were classified as held for sale at the end of 2011.
For the year, solar wafer revenue declined by 71% in 2012 versus fiscal 2011 due to the company's strategic shift to supply wafers primarily for internal consumption by SunEdison. These declines were offset to some extent by external polysilicon and solar module sales during the year. Sales of polysilicon were made during the first quarter of 2012 to reduce our overall raw material inventory. Sales of modules and wafers are made on an opportunistic basis considering the demand in our downstream solar energy system business. Going forward, sales of solar wafers, modules and other solar materials to external parties will continue to be made on an opportunistic basis depending on demand and timing of internal needs in our solar energy business.
In 2012, SunEdison secured multiple non-recourse sources of financing for solar energy systems through equity investments by joint venture partners, sale and leaseback facilities, a revolving line of credit, and construction and term loan facilities. As a result of various amendments to our non-recourse project construction revolver we reduced the total capacity to $150.0 million as of December 31, 2012. See Note 11. We believe that access to competitive capital financing will remain a key differentiator in the solar energy industry, and we are continuously expanding our financing breadth and global capabilities in order to secure project financing for 2013 and beyond. The total capital necessary will be driven primarily by the amount of megawatts of energy producing assets installed and interconnected. We expect year end cash on hand, 2013 operating cash flows, project finance debt, and our corporate credit facility to provide sufficient capital to support the construction phase of currently planned projects for 2013 and otherwise meet capital needs for 2013. We expect ongoing efforts to secure more capital, including sources of non-recourse project capital, to generate sufficient resources to support growth. However, there can be no assurances that such financing will be available to us or at terms that we find acceptable.
As of December 31, 2012, SunEdison had a project pipeline of approximately 2.6 gigawatts (“GW”), as compared to 3.0GW of project pipeline as of December 31, 2011. The 2012 decrease in pipeline is due to projects built and interconnected in 2012 and our decision to allow land options in an emerging market to expire, offset partially by organic growth. The December 31, 2012 project pipeline includes projects under construction totaling 73MW. A solar energy system project is classified as "pipeline" when SunEdison has a signed or awarded power purchase agreement (PPA) or other energy off-take agreement or has achieved each of the following three items: site control, an identified interconnection point with an estimate of the interconnection costs, and an executed energy off-take agreement or the determination that there is a reasonable likelihood that an energy off-take agreement will be signed. "Under construction" refers to projects within pipeline, in various stages of completion, which are not yet operational. There can be no assurance that pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects.

RESULTS OF OPERATIONS
Net sales by segment in the years ended December 31, 2012, 2011 and 2010 were as follows:

Net Sales	2012	2011	2010
Dollars in millions
Semiconductor Materials	$917.5	$1,023.1	$992.6
Solar Energy	1,612.4	1,692.4	1,246.6
Total Net Sales	$2,529.9	$2,715.5	$2,239.2
Semiconductor Materials
The decrease in Semiconductor Materials net sales in 2012 compared to 2011 was due to wafer price decreases totaling $101.6 million caused by the continued downturn in the semiconductor industry. Price decreases occurred across all wafer diameters. Overall volumes were flat as compared to 2011 as 300mm volume increases were offset by lower demand on 200mm and smaller diameters, while product mix had a minimal impact. The 2012 overall average wafer selling prices were approximately 10.0% lower than the average selling prices for 2011. Average wafer selling prices in 2013 are expected to remain flat from continued pricing pressures even though we expect improved product mix to a higher proportion of 300mm wafers.
Solar Energy

The decrease in Solar Energy sales from 2011 to 2012 reflects declines in solar wafer sales of $497.5 million and the absence of $175.7 million associated with the favorable Suntech contract resolution in 2011, which did not recur in 2012. The decline in solar wafer sales was expected as we implemented our plans to primarily support our internal needs for our downstream solar energy business. These declines were offset by the increase in sales of solar energy systems and to a lesser extent, external module sales as well as $37.1 million of revenue related to a favorable contract termination with Conergy. Sales of solar energy systems totaled 291.7MW during 2012 versus 168.6MW during 2011. Also included in 2012 and 2011 sales is project revenue recognized under the percentage of completion and installment methods of accounting of $120.5 million and $82.5 million, respectively. See "Summary of Significant Accounting Policies - Revenue Recognition" in Note 2. Also contributing to the increase in net sales was an increase in energy production revenue from $74.9 million in 2011 to $125.8 million in 2012. Additionally, in the fourth quarter 2012, there was $54.4 million of revenue recognized related to profit deferrals on a power guarantee that expired for a 70MW project in Italy that was sold in the fourth quarter of 2010. No similar amounts were recognized in 2011.
As of December 31, 2012 and 2011, $239.5 million and $138.0 million, respectively, of revenue related to solar energy system direct sales was deferred as required under real estate revenue recognition requirements because of certain related guarantees and indemnifications. Solar Energy segment net sales do not include cash proceeds received by us from financing sale-leasebacks of $294.5 million and $511.9 million during 2012 and 2011, respectively, because these transactions resulted in the retention of assets on our balance sheet along with the related non-recourse debt. See Note 2. The decline of financing sale-leasebacks of $217.4 million during 2012 is attributable to the change in mix between financing sale-leasebacks and direct sales.
Sales increased in 2011 over 2010 as a result of both increased solar wafer revenue as well as increased solar energy system and energy sales. The increase in solar wafer sales is the result of an increase in solar wafer volume increases and $175.7 million recognized for the Suntech contract resolution, offset partially by solar wafer price declines. Due to the downturn in the solar wafer market, our solar wafer average selling prices in 2011 were approximately 21% lower than 2010 and were 53% lower in the fourth quarter of 2011 as compared to the fourth quarter of 2010. The increase in solar energy system sales from 2010 to 2011 reflects the sale of solar energy systems totaling 168.6MW during 2011 versus 83.4MW during 2010. Also included in 2011 sales is project revenue recognized under the percentage of completion and installment method of $82.5 million, with no corresponding projects eligible for recognizing revenues under these methods in 2010. Also contributing to the increase in net sales was a $26.6 million increase in energy production revenue from $48.3 million in 2010 to $74.9 million in 2011. As of December 31, 2011 and 2010, $138.0 million and $63.2 million, respectively, of revenue related to solar energy system direct sales was deferred because of certain guarantees and indemnifications.

Net sales do not include cash proceeds from financing sale-leasebacks of $160.8 million during 2010 because these transactions resulted in the retention of assets on our balance sheet along with the related non-recourse debt. See Note 2. The increase of

$351.1 million of financing sale-leasebacks in 2011 compared to 2010 is attributable to continued growth in our North American markets including a higher mix of larger utility scale projects.
Net Sales by Geographic Area
We operate in all the major semiconductor and solar-producing regions of the world, with approximately 71% of our 2012 net sales to customers located outside the United States. Net sales by geographic region for each of the last three years were as follows:

	For the year ended December 31,
	2012	2011	2010
Dollars in millions
United States	$735.3	$447.5	$242.8
China	82.8	598.8	415.8
Korea	198.8	237.1	176.9
Taiwan	408.4	530.0	549.4
Italy	234.2	375.6	385.3
Canada	248.6	104.9	4.4
Spain	175.8	42.3	2.0
Other foreign countries	446.0	379.3	462.6
Total	$2,529.9	$2,715.5	$2,239.2

Net sales are attributed to countries based on the location of the customer.

Gross Profit	2012	2011	2010
Dollars in millions
Cost of Goods Sold	$2,194.3	$2,420.6	$1,902.1
Gross Profit	335.6	294.9	337.1
Gross Margin Percentage	13.3%	10.9%	15.1%

For the year ending December 31, 2012, the Semiconductor Materials segment's gross profit dollars were negatively impacted by declines in pricing, partially offset by lower overhead costs as part of our restructuring efforts in the 2011 Global Plan. The Solar Energy segment's margins in 2012 were positively impacted by the $37.1 million of revenue on the Conergy termination, as well as $54.4 million of revenue recognized related to profit deferrals for a power guarantee that expired for a 70MW project in Italy that was sold in the fourth quarter of 2010. See Note 17. Additionally, gross profit was positively impacted by an increase in sales of solar energy systems and module sales during the year.

For the year ending December 31, 2011, the Semiconductor Materials segment's gross profit dollars were negatively impacted by lower sales volumes, unfavorable foreign currency effects, inventory charges related to supplies, ramp costs at our Ipoh, Malaysia facility, and the March 2011 earthquake in Japan, offset partially by improved pricing on wafers and lower costs for polysilicon. The Solar Energy segment's margins in 2011 were significantly impacted by the sharp decline in solar wafer pricing during the second half of the year, which was only partially offset by lower costs of solar wafers, increased solar wafer and energy sales volume, and $175.7 million in revenue recognized on the resolution of the Suntech contract. Additionally, inventory write-downs of $107.0 million were recorded during 2011 due primarily to the sharp decline in solar wafer pricing and the underutilization of our Kuching solar wafering plant as we ramped production and implemented new technologies. Gross profit was also unfavorably impacted by $37.4 million in charges recorded to cost of goods sold related to the estimated probable shortfall of our purchase obligations associated with certain take-or-pay agreements, and due to a larger number of projects under which revenue was deferred generally to the extent of our gross profit because of guarantees and indemnifications. See Note 17.

Marketing and Administration	2012	2011	2010
Dollars in millions
Marketing and Administration	$306.2	$352.8	$267.0
As a Percentage of Net Sales	12.1%	13.0%	11.9%

The decrease in marketing and administration expenses from 2011 to 2012 is primarily the result of lower spending across all segments as part of our restructuring efforts with the 2011 Global Plan. We expect these benefits to continue into 2013 as the full extent of the benefits of our 2011 Global Plan is realized by the end of calendar 2013. During the year ended December 31, 2012, we recorded a $12.8 million charge to income to adjust the fair value of contingent consideration and during the year ended December 31, 2011 we recorded a favorable adjustment of $26.3 million to adjust the fair value of contingent consideration. Additionally, there were $8.6 million of net unfavorable legal verdicts and settlements recorded in 2011 and $11.3 million of incremental costs incurred as a consequence of the Japan earthquake that were expensed as incurred in 2011. No similar expenses were incurred in 2012.

The increase in marketing and administration expenses from 2010 to 2011 is primarily the result of an increase of Solar Energy segment costs of approximately $88 million related to the continued investment in staffing, infrastructure and other project development to drive system growth, including the construction and execution of sale-leaseback projects, which significantly increased over the prior year. The increase in sale-leasebacks had a negative impact on marketing and administration expenses as a percentage of sales given that revenue is not recorded upon the sale of solar energy systems under our sale-leasebacks. Also driving the increase was $8.6 million of net unfavorable legal verdicts and settlements recorded in 2011 and $11.3 million of incremental costs incurred as a consequence of the Japan earthquake that were expensed as incurred, which was only partially offset by the favorable fair value adjustments on certain acquisition contingent consideration of $26.3 million. The remaining increase was related to general overhead costs and professional services at Corporate and the Semiconductor Materials segment.

Research and Development	2012	2011	2010
Dollars in millions
Research and Development	$71.8	$87.5	$55.6
As a Percentage of Net Sales	2.8%	3.2%	2.5%

R&D expenses consist mainly of product and process development efforts to increase our capabilities in each of our business units. The decrease in R&D expenses in 2012 aligns with our restructuring efforts of the 2011 Global Plan. The increases in R&D expenses in 2011 were primarily due to technology developments to lower the cost of energy delivery at the solar energy systems level, primarily in the development of our solar materials business. Overall spend on R&D in 2013 is expected to decrease from 2012 amounts, particularly as it relates to solar wafering.

Goodwill Impairment Charges	2012	2011	2010
Dollars in millions
Goodwill Impairment Charges	$—	$440.5	$—
As a Percentage of Net Sales	—%	16.2%	—%

As previously discussed, the solar industry experienced a significant downturn in the second half of 2011, including sharp reductions in pricing of solar modules, solar cells, solar wafers, polysilicon, and to a lesser extent, solar systems, leading to a dramatic decline in profitability versus prior years. Additionally, because of these economic factors, our market capitalization deteriorated significantly. Our goodwill impairment tests performed during 2011 determined that the estimated fair value of our reporting units was below the estimated fair value of their net assets. As a result, goodwill impairment charges of $440.5 million were recorded to the Solar Energy segment during the year ended December 31, 2011. As of December 31, 2012, our recorded goodwill is zero.

Restructuring (Reversals) Charges	2012	2011	2010
Dollars in millions
Restructuring (Reversals) Charges	$(83.5)	$350.7	$5.3
As a Percentage of Net Sales	(3.3)%	12.9%	0.2%

During the fourth quarter of 2011, in response to the current and expected difficult market conditions in the semiconductor and solar markets as well as to improve the company's overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to be taken to reduce the company's global workforce, right size its production capacity and accelerate operating cost reductions in 2012 and beyond. Restructuring charges in 2011 consist of

$62.1 million of severance and other one-time benefits for terminated employees under the 2011 Global Plan, $226.4 million of contract settlement, cancellation or termination payments and penalties, as well as $51.0 million of other one-time charges as a result of our committed actions. In addition, $11.2 million of additional restructuring charges were recorded during 2011 related to the 2009 U.S. Plan and other 2011 restructuring activities. See Note 3.

As part of our efforts under the 2011 Global Plan, in 2012 we executed settlement agreements with Evonik to settle disputes arising from our early termination of two take-or-pay supply agreements. As a result of this settlement, a favorable adjustment to our 2011 Global Plan accrual was made for 2012 resulting in $69.2 million of income within restructuring charges. In addition to this settlement, we had other revisions to our estimated restructuring expenses based on actual results differing from our previous estimates.

Gain on receipt of property, plant and equipment	2012	2011	2010
Dollars in millions
Gain on Receipt of Property, Plant and Equipment	$(31.7)	$—	$—
As a Percentage of Net Sales	(1.3)%	—%	—%

As previously discussed, we obtained title to a chlorosilanes plant as part of the settlement with Evonik, which resulted in the recognition of $31.7 million of income on the consolidated statement of operations in the fourth quarter of 2012. No similar amounts were recorded during 2011 and 2010.

Long-lived Asset Impairment Charges	2012	2011	2010
Dollars in millions
Long-lived Asset Impairment Charges	$19.6	$367.9	$—
As a Percentage of Net Sales	0.8%	13.5%	—%

We recorded asset impairment charges of $19.6 million for the year ended December 31, 2012, primarily related to solar wafer assets. These charges are reflected in the long-lived asset impairment charges in our consolidated statement of operations.

During 2011, due to the significance of the market downturn, we performed an asset impairment analysis of the polysilicon production assets at our Merano, Italy facility, and the wafering assets at our Portland, Oregon, Kuching, Malaysia and St. Peters, Missouri facilities. We reduced the net carrying value of the Merano assets to an estimated salvage value. For our wafering assets, we estimated the fair value of the asset group using discounted expected cash flows and recorded an impairment charge for the amount of excess of fair value over the net carrying value of the asset group. We developed our expected cash flows based on assumptions that are consistent with our current forecast operating matrices. Cash flows cover a time period that coincides with the estimated remaining useful life of the primary assets, and a probability factor was assigned to the cash flow scenarios to derive the expected present value based on a risk-free discount rate.

Insurance Recovery	2012	2011	2010
Dollars in millions
Insurance Recovery	$(4.0)	$(4.0)	$(11.9)
As a Percentage of Net Sales	0.2%	0.1%	0.5%

During 2012 and 2011, we recorded income of $4.0 million for an insurance claim to recover a portion of our losses related to the disruption in production at our Utsunomiya, Japan semiconductor manufacturing facility as a result of the March 2011 Japan earthquake.

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

Operating Income (Loss)	2012	2011	2010
Dollars in millions
Semiconductor Materials	$(5.0)	$(31.1)	$68.2
Solar Energy	162.2	(1,144.0)	76.2
Corporate and Other	(100.0)	(125.4)	(123.3)
Total Operating Income (Loss)	$57.2	$(1,300.5)	$21.1
Semiconductor Materials Segment
The increase in our Semiconductor Materials operating income from a loss of $31.1 million in 2011 to a loss of $5.0 million in 2012 is primarily due to $44.5 million of restructuring charges recorded during 2011, cost benefits realized in 2012 from the restructuring activities, productivity improvements in 2012 and the non-recurring expenses for the March 2011 earthquake in Japan. These benefits offset the reduction in gross margin attributable to the significant average wafer selling price decreases experienced in 2012.
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
Solar Energy Segment

The increase in our Solar Energy operating income in 2012 over 2011 is largely attributable to $305.3 million of restructuring charges, $360.5 million of long-lived asset impairments and $440.5 million of goodwill impairments recorded during 2011, which did not occur in 2012. Also contributing to the operating loss for 2011 were inventory write-downs of $113.6 million, compared to $3.4 million in 2012 and declines in solar wafer sales in 2011. The 2011 charges were partially offset by $175.7 million of revenue recognized on the Suntech contract resolution in 2011, offset by the revenue recognized on the Conergy contract termination of $37.1 million recorded in 2012 and the increase in solar energy system sales. Additionally, in 2012 we executed settlement agreements with Evonik to settle disputes arising from our early termination of two take-or-pay supply agreements. As a result of this settlement, a favorable adjustment to our 2011 Global Plan accrual was made resulting in $69.2 million of income classified within restructuring charges. On December 30, 2012, also as part of the settlement with Evonik, we obtained title to a chlorosilanes plant which resulted in $31.7 million of income in the fourth quarter of 2012.

The decrease in our Solar Energy segment operating income from $76.2 million of operating income in 2010 to a $1,144.0 million loss in 2011 is largely attributable to the previously mentioned asset and goodwill impairments and restructuring charges of 2011. Also contributing to the operating loss for 2011 was the sharp decline in solar wafer pricing, inventory write-downs of $113.6 million, including unfavorable production variances at our Kuching, Malaysia solar wafering facility as it ramped during 2011, $37.4 million of estimated obligations for purchase shortfalls from our long-term take-or-pay raw material purchase agreements and higher operating costs related to the continued investment in staffing, infrastructure and other project development costs and fees, including the construction and execution of sale-leaseback projects, which significantly increased over 2010 to support growth in sales of solar energy systems. These were offset partially by $175.7 million of revenue recognized on the Suntech contract resolution, year-over-year increased sales volume and lower costs of solar wafers.

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

For the years ending December 31, 2012 and 2011, we did not recognize approximately $40.4 million and $78.5 million, respectively, of expected gross margins on in process or completed projects with executed sales agreements which we expect to be recognized at a later date. We also received cash proceeds of $294.5 million and $511.9 million in 2012 and 2011, respectively, for our executed financing sale-leasebacks, which are collateralized by the system assets with a historical cost basis of $221.0 million and $338.0 million in 2012 and 2011, respectively. At the end of the lease, we expect to recognize a net gain from the extinguishment of the financing leaseback debt partially offset by the write-off of the remaining net book value of the system asset.

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
Corporate and Other
Corporate and other expenses are mainly comprised of substantially all of our stock-based compensation expense, general corporate marketing and administration costs, research and development administration costs, legal and tax professional services and related costs, salary and other personnel costs, and other items not reflected in the segments. As a percentage of consolidated net sales, Corporate and other expenses were 4.0%, 4.6% and 5.5% for 2012, 2011 and 2010, respectively.

Corporate and other expenses decreased during 2012 due to lower overhead costs as a result of our 2011 Global Plan actions and lower stock-based compensation expense.

Corporate and other expenses increased slightly during 2011 primarily due to $8.6 million of net legal proceeding verdicts and settlements during 2011, offset partially by lower professional fees and stock-based compensation expense. The legal expenses recorded to Corporate related to activities and business decisions of the corporate operations.

Non-operating Expense (Income)	2012	2011	2010
Dollars in millions
Interest Expense	$135.3	$77.2	$29.0
Interest Income	(3.6)	(4.5)	(5.5)
Decline in Fair Value of Warrant	0.2	4.8	14.0
Other, net	6.8	6.1	(3.9)
Total Non-operating Expense	$138.7	$83.6	$33.6

In 2012, we recorded $135.3 million of interest expense, net of capitalized interest of $19.9 million. Of the $135.3 million interest expense, $78.1 million relates to our debt and capital leases for solar energy systems. The interest expense related to solar energy systems includes $7.4 million of deferred financing fees that were charged to interest expense when previously issued solar energy system debt was transferred to the buyer upon sale of the system. Additionally, $3.9 million of deferred financing fees were charged to interest expense as a result of amendments made to our non-recourse project construction financing revolver. There were no similar charges in interest expense for 2011. The remaining interest expense relates to interest on our 2019 Notes and our new Term Loan, which was issued in September of 2012, of $42.6 million and $5.4 million, respectively. The increase in interest expense over the prior year is primarily the result of increases in our non-recourse solar energy system financing.

In 2011, we recorded $77.2 million of interest expense, net of capitalized interest of $18.1 million. $34.4 million of that interest expense related to our 2019 Notes, as discussed in "Liquidity and Capital Resources" below. The remaining interest expense related primarily to debt and capital leases for solar energy systems. In 2011, we recorded interest expense of $32.2 million to the Solar Energy segment, net of capitalized interest of $11.9 million. The increase in interest expense over the prior year was also the result of an overall higher interest rate related to the 2019 Notes, which bear interest at 7.75%, and is higher than the rates on our revolving credit facilities and solar system debt.
The decrease in fair value of warrant represents the mark-to-market adjustment for a warrant received from a customer, Suntech Power Holdings (“Suntech”), which estimated fair value is primarily related to the Suntech stock price.

The changes in Other, net from $3.9 million of income in 2010 to $6.1 million of expense in 2011 is due primarily to an $11.6 million impairment during the fourth quarter of 2011 of an investment accounted for under the cost method.

Income Taxes	2012	2011	2010
Dollars in millions
Income Tax Expense (Benefit)	$64.9	$73.1	$(53.3)
Income Tax Rate as a % of (Loss) Income Before Income Taxes	(79.6)%	(5.3)%	426.4%

In the year ended December 31, 2012, we recorded an income tax expense of $64.9 million and an effective tax rate of negative 79.6%, compared to an income tax expense of $73.1 million and an effective tax rate of negative 5.3% for the year ended December 31, 2011. The 2012 net expense is primarily the result of a release of valuation allowances in certain foreign jurisdictions offset against the tax effect of the worldwide operational earnings mix at various rates, an increase to the accrued liability for uncertain tax positions and impacts due to the IRS exam, discussed below. The 2011 net expense is primarily the result of charges taken to value certain deferred tax assets. The lower effective rate in 2011 was caused by the charges taken for restructuring, goodwill impairments and asset impairments that were mostly not deductible for tax purposes. The domestic impact is the combination of charges taken related to certain deferred tax assets and the impact, including foreign tax credits, of the deemed repatriation of the earnings of certain foreign subsidiaries. The foreign impact is a net tax expense lower than the U.S. federal income tax expense due to lower statutory tax rates, available tax incentives, and reserves for uncertain tax positions
Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 5% on all qualifying income for a period of up to five to ten years based on investments in certain machinery and equipment and other development and expansion activities, resulting in a tax benefits for 2012, 2011 and 2010 of approximately $4.6 million, $15.7 million and $15.0 million, respectively. Under the awards, the income tax rate for qualifying income will be an incentive tax rate lower than the corporate tax rate. MEMC was in compliance with the qualifying conditions of these tax incentives. As of December 31, 2012, the last of these incentives will expire between 2013 and 2022.
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
We believe our tax positions are in compliance with applicable tax laws and regulations. We routinely review our estimate for our uncertain tax positions and during the year ended December 31, 2012, we increased the accrued liability by $4.7 million related to taxable income adjustments attributable to our foreign operations. There is risk, however, that the amounts ultimately settled upon resolution of an audit could be materially different from the amounts previously included in our tax liabilities and, therefore, could have a material impact on our tax provision, net income, tax liabilities and cash flows.

Equity in (Losses) Earnings of Joint Venture, Net of Tax	2012	2011	2010
Dollars in millions
Equity in (Losses) Earnings of Joint Venture, Net of Tax	$(2.3)	$(62.8)	7.2

Equity in (losses) earnings of joint venture, net of tax, for the year ending December 31, 2012 relates primarily to the losses recorded during the year by both our SMP and Zhenjiang Huantai joint ventures.
Equity in (losses) earnings of joint venture, net of tax, for the year ending December 31, 2011 includes $67.3 million of other than temporary impairment charges for our investments in two joint ventures, Zhenjiang Huantai Science and Technology Co. Ltd. (formerly Jiangsu Huantai Group Co. Ltd) and JA MEMC (Yangzhou) Solar Technology Compay Ltd. The impairments were a result of then current market conditions and our actions related to the 2011 Global Plan to reduce wafering capacity. The impairment charges recorded during 2011 were partially offset by earnings from our Zhenjiang Huantai joint venture.

FINANCIAL CONDITION
Cash and cash equivalents decreased $13.2 million from $585.8 million at December 31, 2011 to $572.6 million at December 31, 2012. See additional discussion in "Liquidity and Capital Resources" below.

Our short-term restricted cash totaled $72.4 million at December 31, 2012 compared to $125.2 million at December 31, 2011. The decrease was primarily due to the release of restrictions during 2012 on the use of proceeds from a construction loan, offset by the result of the initial deposits received into restricted cash for termouts of our sale-leaseback projects and deposits for normal energy revenues.
Inventories decreased $74.0 million from $321.8 million at December 31, 2011 to $247.8 million at December 31, 2012. The decrease related to inventories across both segments and was caused by our efforts during 2012 to reduce excess inventories that existed at the end of 2011 and general process improvements on inventory management.
Solar energy systems held for development and sale, including consolidated variable interest entities (“VIEs”), decreased $239.2 million to $133.8 million at December 31, 2012 from $373.0 million at December 31, 2011. The decrease relates primarily to $179.5 million of European solar energy systems sold during 2012, which were classified as held for sale as of December 31, 2011.
Our net property, plant and equipment, including our consolidated VIEs, increased $279.9 million to $2,673.0 million at December 31, 2012 from $2,393.1 million at December 31, 2011. The increase was primarily due to capital expenditures of $139.0 million, mostly in our Semiconductor Materials segment, and the increase in solar energy systems under construction of $346.9 million that we expect will be primarily financed by financing sale-leasebacks and to a lesser extent, held systems which will remain as property, plant and equipment and will generate electricity revenues in the future. These increases were partially offset by depreciation expense of $200.6 million.

Our net deferred tax assets totaled $84.9 million at December 31, 2012 compared to $107.9 million at December 31, 2011. The decrease of $23.0 million in net deferred tax assets is primarily attributable to a net increased valuation allowance of $94.8 million, partially offset by additional deferred tax assets associated with future disallowances of deferred book revenue for solar energy systems.
Long-term debt, short-term debt and capital leases, including the current portion and our consolidated VIEs, increased to $2,368.3 million at December 31, 2012 from $1,926.8 million at December 31, 2011. This increase of $441.5 million was partially related to the issuance of $196.0 million for the Term Loan. The remaining increase was related to solar energy system financing due to our financing leaseback transactions that occurred in 2012 in which the sale proceeds are treated as non-recourse debt, partially offset by repayments of our non-recourse construction revolver.
Accounts payable of $477.0 million at December 31, 2012 decreased $217.6 million from $694.6 million at December 31, 2011. The decrease relates to the timing of payments to vendors, primarily for the costs of certain solar energy systems held for sale as of December 31, 2011.
Long-term customer deposits decreased $92.3 million from $276.8 million as of December 31, 2011 to $184.5 million as of December 31, 2012. The decrease is due to $37.7 million of net cash payments made under the supply and license agreement with the SMP JV and $34.0 million of deposits utilized for purchases during the year. The remaining decrease was caused by the deposits forfeited by Conergy as part of the contract termination as discussed in Note 17.
Other long-term liabilities decreased $117.2 million to $208.9 million at December 31, 2012, from $326.1 million at December 31, 2011. The decrease is primarily due to the settlements of various supplier contracts related to the 2011 Global Plan. See Note 3.

LIQUIDITY AND CAPITAL RESOURCES

We incurred a net loss attributable to MEMC stockholders of $150.6 million for the fiscal year ended December 31, 2012 and used $263.5 million of cash for operations. In addition to taking the actions set forth in the 2011 Global Plan as discussed more fully in Note 3, we had developed a strategic plan for the ongoing operation of our businesses designed to improve our performance and address the challenges within our industries. Successful implementation of our 2011 Global Plan and our strategic plan is, however, subject to numerous risks and uncertainties. In addition, solar industry conditions have negatively impacted our results from operations and cash flows, and may continue to do so in the future. If we delay the construction of solar energy systems or are unable to sell solar energy systems, our operating results and cash flows will be adversely impacted.

Our consolidated financial statements have been prepared assuming the realization of assets and the satisfaction of liabilities in the normal course, as well as continued compliance with the financial and other covenants contained in our existing credit facilities and other financing arrangements.

Liquidity

Cash and cash equivalents at December 31, 2012 totaled $572.6 million, compared to $585.8 million at December 31, 2011. Approximately $438.5 million of these cash and cash equivalents was held by our foreign subsidiaries, a portion of which may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows. The tax effects could be minimized by our actions, including, but not limited to, our ability to bring cash and cash equivalents to the U.S. through settlement of certain intercompany loans.

The primary items impacting our liquidity in the future are cash from operations and working capital, capital expenditures, borrowings and payments under our credit facilities and other financing arrangements and the availability of project finance and/or project equity at acceptable terms. We believe our liquidity will be sufficient to support our operations for the foreseeable future, although no assurances can be made if significant adverse events beyond our control occur, or if we are unable to access project capital needed to execute our business plan.

We are focused on effective cash management. In addition to our need to have sufficient cash reserves, cash flow from our operations, and borrowing capacity under our credit facilities, we will need to raise additional funds in the future in order to meet the operating and capital needs of our solar energy systems development business. These funds are expected to be in the form of project finance or outright sale of solar energy systems to investors. However, there can be no assurances that such project financing or equity will be available to us at all, or available to us on terms and conditions we find acceptable. We may not be able to sell solar projects or secure adequate debt financing or equity funding on favorable terms, or at all, at the time when we need such funding. If these or other sources of funding are not available, this will have a significant negative impact on our ability to execute our business plan and to our overall operations, operational results and cash flows.

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

Net cash provided (used) by activity during the years ended December 31, 2012, 2011 and 2010 follows:

	2012	2011	2010
Dollars in millions
Net Cash Provided by (Used in):
Operating Activities	$(263.5)	$(15.3)	$347.6
Investing Activities	(512.5)	(1,262.9)	(521.8)
Financing Activities	764.8	1,150.7	243.2

In 2012, $263.5 million of cash was used for operating activities, compared to $15.3 million that was used in operating activities in 2011. The decrease in operating cash flows was primarily a result of the decrease in our accounts payable and accrued liabilities for payments made to vendors for certain solar energy systems and payments in 2012 for restructuring activities.

In 2011, $15.3 million of cash was used for operating activities, compared to $347.6 million that was generated from operating activities in 2010. The decrease was primarily a result of the operating loss for 2011, and increases in inventories and solar energy systems held for development and sale, offset only partially by cash inflows from deferred revenue on solar energy systems and customer deposits.
Our principal sources and uses of cash during 2012 were as follows:
Sources:

•	Received $50.8 million from noncontrolling interests for investments in solar energy systems;

•	Received $185.2 million from the September 2012 Term Loan, net of issuance fees;

•	Received $904.2 million, primarily from the sale-leaseback of solar energy systems; and
Uses:

•	Used $263.5 million for operations;

•	Invested $139.0 million in capital expenditures, primarily in our Semiconductor Materials segment;

•	Invested $346.9 million in construction of Solar energy systems that will remain on our balance sheet; and

•	Repaid $246.2 million related to leases of solar energy systems.
At December 31, 2012, we had approximately $21.3 million of committed capital expenditures in our Semiconductor Materials segment and Corporate and other. Capital expenditures in 2012 primarily related to increasing our semiconductor capacity and expanding capability for our next generation products.
At December 31, 2012, we had approximately $346.2 million of committed capital expenditures for our Solar Energy segment primarily related to projects intended for sale-leaseback.
MEMC will require access to additional capital to fund projected growth of our solar energy system operations. During the construction phase of solar energy systems, MEMC provides short-term working capital support to a project company or may obtain third party non-recourse construction financing to fund engineering, procurement and installation costs. Once complete, MEMC either directly sells the project to a third party or obtains more permanent capital on behalf of the project company through sale-leaseback, or to a lesser extent, debt or other financing structures that will typically be secured by the energy producing assets and projected cash flows from energy sales.
Our solar energy systems for which we have capital lease and finance obligations are included in separate legal entities. The capital lease and finance obligations have recourse to those entities but in most cases, no recourse to the MEMC parent or SunEdison legal entities.
The total capital necessary will be driven primarily by the amount of megawatts of energy producing assets installed and interconnected. Our development and construction of solar energy systems are funded primarily through operating cash flows, non-recourse project finance, and our corporate revolving credit facility. MEMC expects 2012 year end cash on hand, 2013 operating cash flows, project finance debt, the corporate revolving credit facility and non-recourse project finance construction revolver to provide sufficient capital to support the construction phase of its currently planned projects for 2013 and otherwise meet its capital needs for 2013. However, we will continue to need to raise additional funds in the form of long-term project financing, either in the form of project debt or equity, or both. MEMC expects ongoing efforts to secure more capital, including sources of non-recourse project capital, to generate sufficient resources to support growth. The rate of growth of the Solar Energy segment is limited by capital access. At year end 2012, our liabilities associated with project finance capital totaled $1,606.2 million. We anticipate incremental 2013 capital needs associated with project finance markets to range from $800 million to $1,500 million depending on the amount of megawatts ultimately installed and interconnected in 2013. However, there can be no assurances that such financing will be available to us or at terms that we find acceptable.
In 2012, cash provided by financing activities was $764.8 million, compared to $1,150.7 million cash provided by financing activities in 2011. The change was mainly due to higher net proceeds in 2011 from the issuance of the 2019 Notes, compared to the lower net proceeds of the 2012 Term Loan, both discussed below. Additionally, the change relates to the decline in net solar energy system financings to $658.0 million in 2012 compared to $804.7 million in 2011. The decreases are partially offset by an increase in the net proceeds from noncontrolling interests.
Revolving Credit Facility
Our corporate revolving credit facility with Bank of America, N.A. is an aggregate principal amount of $400.0 million (the “Credit Facility”).
The Credit Facility has a term of three years and expires in March of 2014. Our obligations under the facility are guaranteed by certain domestic subsidiaries of MEMC. Our obligations and the guaranty obligations of the subsidiaries are secured by liens on and security interests in substantially all present and future assets of MEMC and the subsidiary guarantors, including a pledge of the capital stock of certain domestic and foreign subsidiaries of MEMC.

Interest under the Credit Facility will accrue, depending on the type of borrowing, at the base rate (in the case of base rate loans and swing line loans) or the eurocurrency rate (in the case of eurocurrency rate loans), plus, in each case, an applicable rate that varies from (currently 3.75%) for the eurocurrency rate to (currently 2.75%) for the base rate, depending on our consolidated leverage ratio. Interest is due and payable in arrears at the end of each interest period (no less than quarterly) and on the maturity date of the Credit Facility. Principal is due on the maturity date. Commitment fees of 0.50% are payable quarterly on the unused portion of the aggregate commitment of $400 million. Letter of credit fees are payable quarterly on the daily amount available to be drawn under a letter of credit at an applicable rate that varies (currently 2.75%), depending on our consolidated leverage ratio.
On February 28, 2012, we amended our Credit Facility to reduce our expected minimum liquidity covenant of $500 million to $450 million and $350 million for the first and second quarters of 2012, respectively.
On May 8, 2012, we further amended our Credit Facility to allow for a consolidated leverage ratio of not greater than 3.0 to 1.0 for the second and third quarters of 2012 and to set our minimum liquidity covenant at $400 million for the third quarter of 2012. In the fourth quarter of 2012, our consolidated leverage ratio covenant reverted back to 2.5 to 1.0, and our minimum liquidity covenant under this facility will require a minimum liquidity amount based on our trailing twelve month consolidated EBITDA. Our minimum liquidity covenant amount will be $500 million in the event our trailing twelve month consolidated EBITDA is less than $400 million. In the event the trailing twelve month consolidated EBITDA is greater than or equal to $400 million and less than $600 million, our minimum liquidity amount will be $400 million. In the event it is greater than or equal to $600 million and less than $850 million, our minimum liquidity will be $300 million. Finally, if our trailing twelve month consolidated EBITDA is greater than or equal to $850 million, then no minimum liquidity amount is required. The interest rates on borrowings under the Credit Facility were also amended to the eurocurrency rate plus 3.75% and the base rate plus 2.75%, as applicable. The Credit Facility was also amended to permit us to incur up to $250 million of convertible or subordinated unsecured indebtedness, subject to compliance with certain conditions.
In order to accommodate the Term Loan, the Credit Facility was further amended on September 28, 2012. We incurred $2.0 million in debt issuance costs, which is amortized into the consolidated statement of operations and comprehensive (loss) income over the remaining term of the Credit Facility. There were no changes to the maximum capacity or stated interest rate as part of the amendment, although the Credit Facility lenders and Term Loan lenders entered into a customary intercreditor agreement.
The Credit Facility contains representations, covenants and events of default typical for credit arrangements of comparable size, including a variable minimum liquidity amount ($500.0 million at December 31, 2012) and a consolidated leverage ratio of less than 2.50 to 1.00. The company's compliance with these covenants is measured at the end of each calender quarter.  The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness in excess of $35.0 million, excluding our non-recourse indebtedness. The excess of the revolver commitment over the current level of outstanding letters of credit and cash borrowings represents the additional borrowing availability under the Credit Facility. Our liquidity position was in excess of the minimum liquidity amount by $350.7 million and our consolidated leverage ratio was 1.8 at December 31, 2012. As of December 31, 2012, we were in compliance with all covenants. We anticipate compliance with all covenants for at least the next twelve months. However, the ability to comply with these provisions may be affected by events beyond our control.
During 2012 and 2011 we had no borrowings outstanding under this facility, although we had approximately $121.8 million and $173.0 million, respectively, of outstanding third party letters of credit backed by this facility at each year end, which reduces the available capacity.  Therefore, funds available under this facility were $278.2 million and $227.0 million as of December 31, 2012 and December 31, 2011, respectively.
Second Lien Term Loan Credit Agreement
During the third quarter of 2012, we entered into a Second Lien Credit Agreement ("Term Loan") with Goldman Sachs Bank USA and Deutsche Bank Securities Inc. providing for a term loan maturing on October 2, 2017, in an aggregate principal amount of $200.0 million, with a 2.0% discount to par for proceeds of $196.0 million. Additionally, we incurred $10.8 million in debt issuance costs, which is amortized into the consolidated statement of operations and comprehensive (loss) income over the five year term. Interest under the Term Loan will accrue, depending on the type of borrowing, at the base rate or the eurocurrency rate, with a floor of 1.50%, plus an applicable rate equal to 9.25% for the eurocurrency rate and 8.25% for the base rate. Interest is due and payable in arrears at the end of each interest period, no less than quarterly, and on the maturity date. As of December 31, 2012 the current interest rate on the Term Loan is 10.75%. On January 15, 2013, we entered into an interest rate cap with a notional amount of $200.0 million, a cap rate of 1.50%, an effective date of March 28, 2013 and a maturity date of September 30, 2015. The interest rate cap will hedge the 3-month LIBOR variable rate maintained within the term loan, described in Note 11. Under the agreement, we pay the fixed rate and the financial institution counterparty to the agreement pays MEMC a floating interest rate. The interest rate cap will be accounted for as hedge accounting under a cash flow hedge designation. The changes in fair value will be recorded through other comprehensive income (loss) on the consolidated balance sheets, with any ineffectiveness recorded in the statement of operations.

The obligations under the Term Loan are guaranteed by certain of our domestic subsidiaries pursuant to a guaranty agreement executed by each such subsidiary. Our obligations and the guaranty obligations of the subsidiaries are secured by second priority liens on and security interests in substantially all of our present and future assets and the assets of the subsidiary guarantors, including a pledge of the capital stock of domestic and foreign subsidiaries.

We may elect to prepay amounts due under the Term Loan with prior notice to the administrative agent. Any voluntary prepayments made on or prior to March 31, 2014 are subject to yield maintenance payments to the lenders in an amount not less than 3.0% of the principal amount then being prepaid. Voluntary prepayments made after March 31, 2014 but on or prior to March 31, 2015 are subject to a call premium of 3.0% of the principal amount then being prepaid. The call premium reduces to 1.0% for prepayments made after March 31, 2015 but on or prior to March 31, 2016. The company may make prepayments after March 31, 2016 without premium or penalty.

Similar to the revolving credit facility with Bank of America, N.A. (discussed below), the Term Loan contains affirmative and negative covenants. These include but are not limited to limiting the company's and certain of our subsidiaries' ability, subject to certain exceptions and qualifications, (i) to create, incur, assume or suffer any liens on assets or revenues, (ii) to make other restricted payments and investments, (iii) to incur indebtedness, (iv) to make certain transactions with affiliates, (v) to merge, consolidate or sell/dispose of assets, (vi) to enter into burdensome agreements, (vii) to engage in any material line of business different from current lines, or (viii) to prepay indebtedness or amend indebtedness that adversely affects the Term Loan lenders. These covenants are subject to a number of qualifications and limitations.

Additionally, the Term Loan has financial covenants requiring a consolidated leverage ratio of 3.0 to 1.0, and minimum liquidity levels depending on our trailing twelve-month consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA). Our minimum liquidity covenant amount will be $400 million in the event our trailing twelve month consolidated EBITDA is less than $400 million. In the event the trailing twelve month consolidated EBITDA is greater than or equal to $400 million and less than $600 million, our minimum liquidity amount will be $300 million. In the event it is greater than or equal to $600 million and less than $850 million, our minimum liquidity will be $200 million. Finally, if our trailing twelve month consolidated EBITDA is greater than or equal to $850 million, then no minimum liquidity amount is required. As of December 31, 2012 we were in compliance with all covenants of the Term Loan.

Senior Notes

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
The indenture governing the 2019 Notes contains covenants that limit our and certain subsidiaries' ability, subject to certain exceptions and qualifications, (i) to make certain asset sales, (ii) to make certain restricted payments and investments, (iii) to incur indebtedness and issue preferred stock, (iv) to declare dividends, (v) to make other payments affecting restricted subsidiaries, (vi) to engage in certain transactions with affiliates, and (vii) to merge, consolidate or sell substantially all of our assets. These covenants are subject to a number of qualifications and limitations, and in certain situations, a cross default provision. As of December 31, 2012, we were in compliance with all covenants contained within the indenture governing the 2019 Notes.

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

Short–term Debt

On September 30, 2011, SunEdison amended and restated its non-recourse project construction financing revolver, which has a term of three years, from $50.0 million to $300.0 million. This revolver was also further amended on February 28, 2012. Interest on borrowings under the agreement will be based on our election at LIBOR plus an applicable margin (currently 3.50%) or at a defined prime rate plus an applicable margin (currently 2.50%). The construction financing revolver also requires SunEdison to pay various fees, including a commitment fee (currently 1.10%). The construction financing revolver will be used to support the construction costs of utility and rooftop solar energy systems throughout the U.S. and Canada. The construction loans are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and is secured by a pledge of the collateral, including the project contracts and equipment. This revolver also includes a customary material adverse effects clause whereby a breach may disallow a future draw but not acceleration of payment. This revolver also maintains a cross default clause whose remedy, among other rights, includes the right to restrict future loans as well as the right to accelerate principal and interest payments. Because this is non-recourse financing, covenants relate specifically to the collateral amounts and transfer of right restrictions.

During 2012, due to various amendments and lenders entering and exiting the facility, the non-recourse construction financing revolver capacity was lowered from $300.0 million to $150.0 million. Under the terms of the amendments, if our Corporate Family or Corporate Credit Rating for Moody's Investors Service ("Moody's") falls below "B1" or our Standard and Poor ("S&P") rating falls below "B+", we will be required to post, at our election, a letter of credit or surety bond equal to 15.0% of the total outstanding balance in order to continue to make additional borrowings under this facility. As of December 31, 2012, our ratings were "B3" and "BB" for Moody's and S&P respectively. Because our Corporate Family Rating for Moody's was below "B1", a letter of credit equal to 15.0% of the $7.4 million outstanding balances was posted as of December 31, 2012. Additionally, $3.9 million of deferred financing fees were charged to interest expense during the second quarter of 2012, a result of the amendments made to our non-recourse project construction financing revolver. No similar charges were incurred in the comparable period of 2011 or 2010.

As of December 31, 2012 and December 31, 2011, there was $7.4 million and $77.2 million, respectively, outstanding on this construction revolver.

In the event additional construction debt is needed and the remainder of the original capacity is not renewed or replaced, we have the ability to draw upon the available capacity of our Credit Facility (discussed above). In the event we cannot renew, replace or backfill the remainder of the original capacity of the non-recourse construction revolver with other financing or have adequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans, financial position and results of operations.

At December 31, 2012, we had $572.6 million of cash and cash equivalents, $2,368.3 million of debt outstanding, of which the majority is long-term and non-recourse, and availability to borrow up to an additional $278 million under our revolving Credit Facility, subject to certain provisions and compliance with covenant requirements, including those described above and in Note 11. The breach of any of these provisions or covenants could result in a default under the Credit Facility and could trigger acceleration of repayment, and a cross default on our 2019 Notes and Term Loan, which could have a significant adverse impact on our liquidity and our business. While we expect to comply with the provisions and covenants of the Credit Facility agreement, Term Loan and the Indenture for the 2019 Notes through 2013, deterioration in the worldwide economy and our operational results could cause us to not be in compliance. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact to our liquidity and our business. Of our total debt outstanding, $1,562.9 million relates to project specific non-recourse financing that is backed by solar energy system operating assets.

Our weighted-average cost of borrowing was 7.9% at December 31, 2012 and 6.6% at December 31, 2011, respectively. Our short-term borrowings are subject to renewal annually with each financial institution through the course of the year.
Our contractual obligations as of December 31, 2012 were as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Dollars in millions
Capital Leases	$93.3	$7.5	$7.3	$7.0	$71.5
Long-term Debt [1]	1,931.9	125.1	154.3	341.5	1,311.0
Operating Leases	96.3	25.3	42.0	20.6	8.4
Purchase Obligations [2]	819.9	474.6	137.6	120.5	87.2
Employee Related Liabilities [3]	94.8	—	—	—	—
Other Long-term Liabilities—Uncertain Tax Positions [4]	53.2	53.2	—	—	—
Customer Deposits [5]	261.7	77.2	184.5	—	—
Contingent Consideration Liability [6]	24.9	23.1	1.8	—	—
Total Contractual Obligations	$3,376.0	$786.0	$527.5	$489.6	$1,478.1
____________________
The contractual commitments shown above, except for our debt obligations, capital leases, employee related liabilities, uncertain tax positions and customer deposits, are not recorded on our consolidated balance sheet.

1	Long-term debt includes primarily minimum lease payments on our non-recourse financing leaseback transaction and repayment of our 2019 Notes and Term Loan.

2
Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the company, including minimum quantities at fixed prices to be purchased, committed capital expenditures, and outstanding purchases for goods or services as of December 31, 2012. These obligations include purchases related to solar energy systems under development and held for sale. In addition to the above purchase obligations, in connection with the 2011 Global Plan, we will no longer take supplies or materials for a number of purchase agreements. We have notified our vendors of our intent not to procure these materials and we have accrued $134.5 million related to these contracts, which includes the remaining payable for the Evonik settlement. These agreements either do not have stated fixed quantities and prices, have termination provisions, or require the vendor to mitigate losses by selling the materials to other parties. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

3
Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next twelve months as of December 31, 2012 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

4
As of December 31, 2012, $53.2 million of unrecognized tax benefits were included as a component of other long-term liabilities. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

5	Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.

6	Represents the estimated fair value of contingent consideration payable remaining related to past acquisitions. See Note 19.
We have agreed to indemnify some of our semiconductor and solar wafer customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2012.
SunEdison generally warrants the operations of its solar energy systems. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a warranty accrual related to solar energy systems as of December 31, 2012.
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
Our pension expense and pension liability are actuarially determined. See “Critical Accounting Policies and Estimates.” Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan. Effective January 1, 2012, we amended the defined benefit pension plan to freeze the accumulation of new benefits for all participants. This change did not have a material impact on the consolidated financial statements.

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
Revenue Recognition
Wafer and Other Product Sales
Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed or determinable or other revenue recognition criteria is not met.
In connection with certain of our long-term solar wafer supply agreements, we have received various equity instruments and other forms of additional consideration. In each case, we have recorded the estimated fair value of the additional consideration to long-term deferred revenue and will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the agreements.
Solar Energy System Sales
Solar energy system sales involving real estate
We recognize revenue for solar energy system sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate; therefore, the entire transaction is in substance the sale of real estate and subject to revenue recognition under ASC 360-20. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to ASC 360-20, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and profit under the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During 2012 and 2011, we recognized $97.8 million and $54.3 million, respectively, of revenue using the percentage of completion method. Prior to 2011, we did not have sales that qualified for using the percentage of completion method.

If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to our costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value. During 2012 and 2011, we recognized revenue of $22.7 million and $28.5 million, respectively, using the installment method. Prior to 2011, we did not have sales that qualified for using the installment method.
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
Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide SunEdison with the option or obligation to repurchase the solar energy system. Under the deposit method, cash payments received from customers are reported as deferred revenue for solar energy systems on the consolidated balance sheet, and under the financing method, cash payments received from customers are considered debt and reported as solar energy financing and capital lease obligations on the consolidated balance sheet.
Solar energy system sales not involving real estate
We recognize revenue for solar energy system sales without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. For transactions that involve a construction period of three months or longer, we recognize the revenue in accordance with ASC 605-35, Construction-Type and Production-Type Contracts, using the percentage of completion method, measured by actual costs incurred for work completed to total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.
Solar energy system sales with service contracts
SunEdison frequently negotiates and executes solar energy system sales contracts and post-system-sale service contracts contemporaneously, which we combine and evaluate together as a single arrangement with multiple deliverables. The total arrangement consideration is first separated and allocated to post-system-sale separately priced extended warranty and maintenance service contracts, and the revenue associated with that deliverable is recognized on a straight-line basis over the contract term. The remaining consideration is allocated to each unit of accounting based on the respective relative selling prices, and revenue is recognized for each unit of accounting when the revenue recognition criteria have been met.
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
Capital lease arrangements
Sale/capital leaseback classification for non-real estate transactions occurs when the terms of the lease schedule for a solar energy system result in a capital lease classification. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system. Under a capital lease, a capitalized leased asset and obligation is recorded at the present value of the minimum lease payments. Any gain on the sale is recorded as a reduction of the capitalized leased asset which is then recognized to cost of goods sold through reduced depreciation expense over the term of the lease. As of the SunEdison acquisition date of November 20, 2009 through December 31, 2012, there were no arrangements which resulted in this accounting.
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
Solar energy service revenues, energy credits and incentives
For SunEdison-owned or capitalized solar energy systems in the U.S., we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits (“RECs”), which we sell to third parties. In the State of California, we may also receive performance-based incentives (“PBIs”) from public utilities in connection with a program sponsored by the State of California. The Solar Energy segment recorded total PBI revenue of $31.4 million, $24.3 million and $18.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, and total REC revenue of $17.3 million, $15.1 million and $7.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time SunEdison has transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from SunEdison-operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.
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
Inventories
Inventories consists of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods and work-in-process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
Inventories also includes raw materials (such as solar panels) and supplies used to construct future solar energy systems developed for sale to third parties, which have not been designated to a specific project as of the balance sheet date. When the inventory is designated for use to build a specific project, the inventory will be reclassified to either solar energy systems held for development and sale or to property, plant and equipment - construction in progress, which is determined based on our intended use of the system. The cost of raw materials for solar energy systems is based on the first-in, first-out (FIFO) method.
Solar Energy Systems Held for Development and Sale

Solar energy systems are classified as either held for development and sale or as property, plant and equipment based on our intended use of the system once constructed and provided that certain criteria to be classified as held for sale are met. The classification of the system affects the future accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and statement of cash flows.  Cash transactions related to the construction and sale of solar energy systems classified as held for development and sale are recorded as operating activities in the consolidated statement of cash flows and within gross margins in the statement of operations when sold.    Solar energy systems that are classified as property, plant and equipment generally relate to our sale leaseback transactions.  The costs to construct solar energy systems classified as property, plant and equipment are recorded in the investing activities of the consolidated statement of cash flows. The proceeds received for the sale and subsequent leaseback are considered financing inflows within the consolidated statement of cash flows.
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
Consolidated depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $200.6 million, $217.7 million and $158.9 million, respectively, and includes depreciation expense for capital leases of $4.3 million, $9.7 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.
The cost of constructing facilities, equipment and solar energy systems includes interest costs incurred during the asset's construction period. Capitalized interest totaled $19.9 million, $18.1 million and $5.1 million for the years ended December 31 2012, 2011 and 2010, respectively.
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
Intangible Assets
Our indefinite-lived intangible assets include power plant development arrangements which relate to anticipated future economic benefits associated with our customer backlog and pipeline relationships. We initially treat backlog and pipeline as indefinite-lived intangible assets, similar to GAAP treatment of in-process R&D, which is not subject to amortization. These intangibles will be allocated to fixed assets as the construction of the related solar energy systems stemming from the existing backlog and pipeline is completed and will ultimately be charged to the P&L through COGS or depreciation. These assets are tested annually for impairment on December 1 of each year. December 1 is the date in which the annual impairment review is performed for all indefinite lived intangible assets.
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
Variable Interest Entities
SunEdison’s business can involve the formation of special purpose vehicles (referred to as “project companies”) to own the project assets and execute agreements for the construction and maintenance of the assets, as well as power purchase agreements or feed in tariff agreements with a buyer who will purchase the electricity generated from the solar energy system once it is operating. SunEdison may establish joint ventures with non-related parties to share in the risks and rewards associated with solar energy system development, which are facilitated through equity ownership of a project company. The project companies engage SunEdison to engineer, procure and construct the solar energy system and may separately contract with SunEdison to perform predefined operational and maintenance services post construction. We evaluate the terms of those contracts as well as the joint venture agreements to determine if the entity is a VIE, as well as if SunEdison is the primary beneficiary.
VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE should have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.
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
We are the primary beneficiary of five VIEs in solar energy projects that we consolidated as of December 31, 2012, three of which existed and were consolidated by the Company as of December 31, 2011. During the year ended December 31, 2012, one solar energy system project company that was consolidated as of December 31, 2011 was sold and deconsolidated.

Income Taxes
Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Reportable U.S. GAAP income from SunEdison's financing sale-leaseback transactions in the U.S. is deferred until the end of the lease term, generally 20-25 years, through the non-cash extinguishment of the debt.  However, sale-leaseback transactions generate current U.S. taxable income at the time of the sale, with the timing differences increasing deferred tax assets.  As a result of the continued decline in solar market conditions, the restructuring charges announced in December 2011, and cumulative losses in the U.S. and certain foreign jurisdictions, we recorded a material non-cash valuation allowance against the deferred tax assets at December 31, 2011. See Note 14 for further discussion.
We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
Due to the restructuring announcement made on in December 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.
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
Our pension and other post-employment liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on our pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2012 and 2011, the actual return experienced in our pension plan assets in the comparable periods in 2012 and 2011 was 12.8% and (1.3)%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (AA quality) yield information. Assuming a 100 basis point increase in these assumptions, our 2012 pension expense would have been approximately $1.2 million lower. Assuming a 100 basis point decrease in these assumptions, our 2012 pension expense would have been approximately $1.2 million higher.
Effective January 1, 2012, the amortization period for the unamortized loss was changed to the average future life expectancy of the active plan participants, which was derived from an actuarial mortality table. This change was triggered by the small number of active plan participants relative to the total plan participants. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.
Stock-Based Compensation
Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. We recognize stock-based compensation expense for all grants on a straight-line basis over the requisite service period of the entire award for ratable awards. Compensation expense for awards with market or performance conditions reflects the estimated probability that the market and/or performance conditions will be met and is recognized ratably over the service period(s) of the award. We estimate the future forfeiture rate taking into consideration our historical experience during the preceding four fiscal years. For our market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte-Carlo simulation taking into consideration volatility, interest rates and expected term.
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
We maintain various financial instruments recorded at cost in the December 31, 2012 and 2011 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

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
Derivatives not designated as hedging
During 2006, we executed a long-term supply agreement with a customer, Suntech Power Holdings (“Suntech”). At the same time, we received a fully vested, non-forfeitable warrant to purchase common shares of Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The warrant becomes exercisable over a five year period (20% annually) beginning January 1, 2008 and has a five year exercise period from the date each tranche becomes exercisable. The estimated grant date fair value of the warrant was $66.6 million and was recorded to other assets with the offset to non solar energy system deferred revenue – long-term on the consolidated balance sheet. The non-cash transaction was excluded from the consolidated statement of cash flows. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech’s stock price volatility, interest rates, expected dividends and the marketability of this investment. We used a lattice model to determine the warrant’s fair value. The assumptions used in calculating the fair value of the warrant represented our best estimates, but these estimates involved inherent uncertainties and the application of our judgment.
We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables and payables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency forward contract activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes. Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $6.6 million, $4.7 million and $0.5 million in 2012, 2011 and 2010, respectively.
Derivatives designated as hedging
In addition to the currency forward contracts purchased to hedge transactional currency risks, we may enter into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2012, there were no currency forward contracts outstanding being accounted for as cash flow hedges.
We are party to four interest rate swap instruments, three of which are accounted for using hedge accounting. The interest rate swaps are used to manage risks generally associated with interest rate fluctuations. Each contract has been accounted for as a qualifying cash flow hedge in accordance with derivative instrument and hedging activities guidance, whereby changes in the fair market value are reflected as adjustments to the fair value of the derivative instruments as reflected in the accompanying consolidated financial statements. The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions. The fair value is an estimate of the net amount that we would pay on December 31, 2012, if the agreements were transferred to other parties or cancelled by us.
Our previous joint venture with Q-Cells SE, which was not consolidated, was a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, we entered into a Euro currency forward contract for 70.0 million Euros. The forward contract met all the criteria for hedge accounting and the derivative instrument was effective as an economic hedge of foreign exchange risk associated with the hedged net investment. The effective portion of the hedge was recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our consolidated statement of operations, as the remaining investment in Q-Cells SE and related forward contracts were liquidated in the fourth quarter of 2010. See Note 5 for further discussion.
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
Available-for-Sale Investments
Investments designated as available-for-sale are reported at fair value with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive (loss) income. Purchases and sales of available-for-sale investments are included in investing activities in the consolidated statement of cash flows.
Investments are evaluated at each period end date for impairment, including classification as temporary or other-than-temporary. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the extent to which fair value is less than cost; (iv) the financial condition and near term prospects of the issuer; and (v) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

ACCOUNTING STANDARDS UPDATES NOT YET EFFECTIVE

In February 2012, the FASB issued Accounting Standards Update No. 2012-2 - Intangibles, Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which amends FASB ASU 2011-08 and states that companies can use a qualitative approach to measuring Intangibles, Goodwill and Other rather than a quantitative approach. In addition, it is not required for an entity to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within level 3 of the fair value hierarchy required by paragraph 820-10-50-2 that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. We have adopted ASU 2012-2 as of January 1, 2013 and do not expect that the adoption will have a material impact on our consolidated financial statements.

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
Our long-term debt portfolio consists mostly of fixed-rate instruments, but we do have variable rate debt instruments with a carrying amount of $451.3 million as of December 31, 2012, including our Term Loan. Of the $451.3 million, $40.7 million is hedged using interest rate swaps both economically and as cash flow hedges. If the relevant market rate for all of our variable pay-rate borrowings had been 100 basis points higher or lower than actual in 2012, our interest expense would have changed by $3.8 million, partially offset by our interest rate hedges. The notional amounts and fair values of our interest rate cash flow hedges at December 31, 2012 were $40.7 million and $5.0 million loss, respectively. A similar hypothetical 100 basis points higher or lower rate than actual in 2012 would result in an estimated fair value change of approximately $0.4 million. Because these interest rate swaps are accounted for as a cash flow hedge, the change in fair value would be included within other comprehensive income in the balance sheet. We also have interest rate swaps that are considered economic hedges. The change in fair value of the economic swaps would be included in non-operating expense in the statement of operations. The notional amounts and fair values of our economic interest rate swap hedges as of December 31, 2012 is $1.4 million and $0.0 loss, respectively. A similar hypothetical 100 basis points higher or lower rate than actual in 2012 would result in an estimated fair value change of approximately $0.1 million. We are also subject to interest rate risk related to our cash equivalents, pension plan assets and capital leases. In addition to interest rate risk on our cash equivalents and pension plan assets, we are subject to issuer credit risk because the value of our assets may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the assets we may own. Our pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest bearing deposits. See additional discussion in “Liquidity and Capital Resources” and “Critical Accounting Policies and Estimates.” Due to the diversity of and numerous securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

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

UNAUDITED QUARTERLY FINANCIAL INFORMATION

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in millions, except per share data
Net sales	$519.2	$808.4	$601.6	$600.7
Gross profit	50.1	90.4	86.9	108.2
Net (loss) income	(99.5)	(75.9)	38.4	(11.7)
Net loss (income) attributable to noncontrolling interests	0.9	(1.3)	(1.4)	(0.1)
Net (loss) income attributable to MEMC stockholders	(98.6)	(77.2)	37.0	(11.8)
Basic (loss) income per share	(0.43)	(0.33)	0.16	(0.05)
Diluted (loss) income per share	(0.43)	(0.33)	0.16	(0.05)
Market close stock prices:
High	5.95	3.84	3.35	3.41
Low	3.50	1.44	1.68	2.15

During the third quarter 2012, we agreed to terminate a long-term solar wafer agreement with Conergy AG. We recognized $37.1 million as revenue during the third quarter 2012 due to the fact that we were relieved of our future performance obligations under the agreement. See Note 17.

In the third quarter 2012, we executed two settlement agreements with Evonik Industries AG and Evonik Degussa SpA (Evonik) pertaining to disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on our existing Merano, Italy site for our benefit. Pursuant to the settlement reached, we will pay Evonik a total of 70 million euro as well as forfeit a $10.2 million deposit with Evonik. As a result of the settlement, a favorable adjustment to our 2011 Global Plan was made in the third quarter 2012 resulting in $69.2 million of income classified within restructuring and impairment on the consolidated statement of operations. In the fourth quarter 2012, we obtained title to the chlorosilanes plant, which resulted in $31.7 million of income in the consolidated statement of operations. See Note 3.

In connection with the preparation of our consolidated financial statements for the nine months ended September 30, 2012, management identified an error and revised the amounts previously presented for cost of goods sold due to a non-cash inventory adjustment which eliminated intercompany profit for the three months ended March 31, 2012 and the three and six month periods ended June 30, 2012.

We have determined that the effects of these revisions were not material to previously issued financial statements for the three months ended March 31, 2012 and the three and six months ended June 30, 2012. However, the amounts reflected in the table above have been revised to reflect these adjustments. Specifically, cost of goods sold was increased by $6.6 million for the three months ended March 31, 2012 and by $16.0 million for the three months ended June 30, 2012. As a result, the net loss increased from $92.0 million to $98.6 million for the three months ended March 31, 2012 and the net loss increased from $61.3 million to $77.2 million and from $153.3 million to $175.8 million for the three and six months ended June 30, 2012, respectively. The company will revise the condensed consolidated financial statements for these periods in future filings that contain such financial statements.

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in millions, except per share data
Net sales	735.9	745.6	516.2	717.8
Gross profit	114.0	181.1	58.6	(58.8)
Net income (loss)	9.3	47.8	(92.2)	(1,484.9)
Net (income) loss attributable to noncontrolling interests	(13.8)	(0.5)	(2.2)	0.5
Net (loss) income attributable to MEMC stockholders	(4.5)	47.3	(94.4)	(1,484.4)
Basic (loss) income per share	(0.02)	0.21	(0.41)	(6.44)
Diluted (loss) income per share	(0.02)	0.21	(0.41)	(6.44)
Market close stock prices:
High	14.84	12.75	8.58	6.73
Low	11.00	8.04	4.98	3.67

Net sales includes $149.4 million, $19.4 million, and $6.9 million of revenue recognized under the Suntech contract resolution during the second, third and fourth quarters of 2011, respectively. See Note 17.

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

In 2011, changes in the valuation allowance on our deferred tax assets resulted in an income tax benefit of $7.1 million and $8.6 million in the second and third quarter, respectively, and an income tax expense of $384.2 million in the fourth quarter. See Note 14.

Consolidated Statements of Operations

	For the year ended December 31,
	2012	2011	2010
In millions, except per share data
Net sales	$2,529.9	$2,715.5	$2,239.2
Cost of goods sold	2,194.3	2,420.6	1,902.1
Gross profit	335.6	294.9	337.1
Operating expenses:
Marketing and administration	306.2	352.8	267.0
Research and development	71.8	87.5	55.6
Goodwill impairment charges (see Note 10)	—	440.5	—
Restructuring (reversals) charges (see Note 3)	(83.5)	350.7	5.3
Gain on receipt of property, plant and equipment (see Note 3)	(31.7)	—	—
Long-lived asset impairment charges (see Note 9)	19.6	367.9	—
Insurance recovery	(4.0)	(4.0)	(11.9)
Operating income (loss)	57.2	(1,300.5)	21.1
Non-operating expenses (income):
Interest expense	135.3	77.2	29.0
Interest income	(3.6)	(4.5)	(5.5)
Decline in fair value of warrant	0.2	4.8	14.0
Other, net	6.8	6.1	(3.9)
Total non-operating expenses	138.7	83.6	33.6
Loss before income tax expense (benefit) and equity in (loss) earnings of joint ventures	(81.5)	(1,384.1)	(12.5)
Income tax expense (benefit)	64.9	73.1	(53.3)
(Loss) income before equity in (loss) earnings of joint ventures	(146.4)	(1,457.2)	40.8
Equity in (loss) earnings of joint ventures, net of tax	(2.3)	(62.8)	7.2
Net (loss) income	(148.7)	(1,520.0)	48.0
Net income attributable to noncontrolling interests	(1.9)	(16.0)	(13.6)
Net (loss) income attributable to MEMC stockholders	$(150.6)	$(1,536.0)	$34.4
Basic (loss) income per share (see Note 13)	$(0.66)	$(6.68)	$0.15
Diluted (loss) income per share (see Note 13)	$(0.66)	$(6.68)	$0.15

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive (Loss) Income

	For the year ended December 31,
	2012	2011	2010
In millions
Net (loss) income	$(148.7)	$(1,520.0)	$48.0
Other comprehensive (loss) income, net of tax:
Net translation adjustments	(18.5)	(2.5)	16.2
Net unrealized loss on available-for-sale securities	(2.8)	(24.9)	(2.9)
(Loss) gain on hedging instruments	(0.4)	7.1	(11.0)
Net actuarial loss and prior service credit (net of ($10.5), $10.5, ($2.8) tax, respectively)	(11.9)	(16.0)	(0.6)
Other comprehensive (loss) income, net of tax	(33.6)	(36.3)	1.7
Total comprehensive (loss) income	(182.3)	(1,556.3)	49.7
Net income attributable to noncontrolling interests	(1.9)	(16.0)	(13.6)
Net translation adjustment attributable to noncontrolling interests	(2.3)	(1.7)	(0.6)
Comprehensive (loss) income attributable to MEMC stockholders	$(186.5)	$(1,574.0)	$35.5

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	As of December 31,
	2012	2011
In millions, except per share data
Assets
Current assets:
Cash and cash equivalents	$572.6	$585.8
Restricted cash	72.4	125.2
Accounts receivable, net	220.4	202.9
Inventories	247.8	321.8
Solar energy systems held for development and sale	133.8	373.0
Prepaid and other current assets	212.2	277.2
Total current assets	1,459.2	1,885.9
Investments	49.6	54.5
Property, plant and equipment, net:
Non-solar energy systems	1,213.1	1,253.7
Solar energy systems including consolidated variable interest entities of $53.1 and $55.3 in 2012 and 2011, respectively	1,459.9	1,139.4
Deferred tax assets, net	—	44.8
Restricted cash	50.2	37.5
Other assets	355.4	316.6
Intangible assets, net	114.2	149.2
Total assets	$4,701.6	$4,881.6

See accompanying notes to consolidated financial statements.

	As of December 31,
	2012	2011
In millions, except per share data
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt and capital lease obligations	$3.4	$3.7
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations, including consolidated variable interest entities of $2.9 and $5.6 at December 31, 2012 and 2011, respectively	97.8	144.2
Accounts payable	477.0	694.6
Accrued liabilities	344.2	409.0
Contingent consideration related to acquisitions	23.1	71.6
Deferred revenue for solar energy systems	113.1	41.4
Customer and other deposits	77.2	72.4
Total current liabilities	1,135.8	1,436.9
Long-term debt and capital lease obligations, less current portion	758.7	567.7
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion, including consolidated variable interest entities of $69.2 and $57.0 at December 31, 2012 and 2011, respectively	1,508.4	1,211.2
Pension and post-employment liabilities	52.7	69.4
Customer and other deposits	184.5	276.8
Deferred revenue for solar energy systems	146.0	157.4
Non solar energy systems deferred revenue	29.2	51.2
Other liabilities	208.9	326.1
Total liabilities	4,024.2	4,096.7

Redeemable noncontrolling interest	11.3	—
Stockholders’ equity:
Preferred stock, $.01 par value, 50.0 shares authorized, none issued or outstanding at December 31, 2012 or 2011	—	—
Common stock, $.01 par value, 300.0 shares authorized, 241.9 and 241.3 issued at December 31, 2012 and 2011, respectively	2.4	2.4
Additional paid-in capital	647.7	621.7
Retained earnings	425.3	577.5
Accumulated other comprehensive loss	(39.8)	(3.9)
Treasury stock, 10.6 and 10.5 shares at December 31, 2012 and 2011, respectively	(460.3)	(459.8)
Total MEMC stockholders’ equity	575.3	737.9
Noncontrolling interests	90.8	47.0
Total stockholders’ equity	666.1	784.9
Total liabilities and stockholders’ equity	$4,701.6	$4,881.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2012	2011	2010
In millions
Cash flows from operating activities:
Net (loss) income	$(148.7)	$(1,520.0)	$48.0
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	246.9	227.1	164.8
Goodwill impairment charges	—	440.5	—
Long-lived asset impairment charges	20.0	381.7	—
Investment impairments	3.6	78.9	—
Stock-based compensation	31.7	43.9	51.6
Deferred revenue recognized	(73.8)	(67.9)	(13.1)
Provision (benefit) for deferred taxes	10.5	60.0	(44.7)
Loss on supplier contracts	—	77.9	—
Change in contingent consideration for acquisitions	13.3	(25.2)	(3.0)
Other	12.9	6.0	(17.4)
Changes in operating assets and liabilities (net of effects from acquisitions):
Accounts receivable	(19.6)	73.6	(117.2)
Inventories	94.8	(108.2)	(65.0)
Solar energy systems held for sale and development	(72.4)	(167.5)	(158.5)
Income taxes receivable and payable	8.7	(16.5)	81.4
Prepaid and other current assets	5.6	27.8	(179.0)
Accounts payable and accrued liabilities	(343.7)	226.2	443.3
Non solar energy system deferred revenue and customer deposits	(33.9)	109.5	48.4
Deferred revenue for solar energy systems	121.5	123.4	78.8
Pension and post-employment liabilities	1.8	11.0	2.4
Working capital and other	(142.7)	2.5	26.8
Net cash (used in) provided by operating activities	(263.5)	(15.3)	347.6
Cash flows from investing activities:
Capital expenditures	(139.0)	(452.5)	(352.0)
Construction of solar energy systems	(346.9)	(598.1)	(280.1)
Cash paid for acquisitions, net of cash acquired	—	(164.0)	(73.5)
Proceeds from sale and maturities of investments	—	—	185.0
Proceeds from equity method investments	5.8	95.7	85.3
Purchase of cost and equity method investments	(47.8)	(50.4)	(18.8)
Cash received from net investment hedge	—	—	17.6
Receipts from (payments to) vendors for refundable deposits on long-term agreements and loans	8.6	(14.5)	(85.0)
Change in restricted cash, net	6.7	(123.8)	(1.8)
Proceeds from sale of property plant and equipment	—	43.9	—
Other	0.1	0.8	1.5
Net cash used in investing activities	(512.5)	(1,262.9)	(521.8)

Cash flows from financing activities:
Proceeds from long-term debt	196.0	550.0	—
Proceeds from solar energy system financing and capital lease obligations	904.2	1,071.2	364.4
Repayments of solar energy system financing and capital lease obligations	(246.2)	(266.5)	(61.1)
Net repayments of customer deposits related to long-term supply agreements	(24.4)	(57.7)	(31.3)
Principal payments on long-term debt	(3.6)	(3.7)	(4.8)
Cash paid for contingent consideration	(69.2)	(50.2)	—
Receipts from (purchases of) noncontrolling interest	50.8	(49.0)	(8.3)
Common stock repurchases	(0.5)	(3.6)	(2.9)
Payment of debt financing fees	(42.3)	(39.8)	(12.8)
Net cash provided by financing activities	764.8	1,150.7	243.2
Effect of exchange rate changes on cash and cash equivalents	(2.0)	6.0	5.6
Net (decrease) increase in cash and cash equivalents	(13.2)	(121.5)	74.6
Cash and cash equivalents at beginning of period	585.8	707.3	632.7
Cash and cash equivalents at end of period	$572.6	$585.8	$707.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

	Equity Attributable to Redeemable Noncontrolling Interests	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Common Stock Held in Treasury		Total MEMC Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount				Shares	Amount
In millions
Balance at December 31, 2009	—	237.2	$2.4	$507.4	$2,079.1	$33.0	(9.8)	$(453.3)	$2,168.6	$38.2	$2,206.8
Comprehensive income:
Net income	—	—	—	—	34.4	—	—	—	34.4	13.6	48.0
Net translation adjustment	—	—	—	—	—	15.6	—	—	15.6	0.6	16.2
Net unrecognized actuarial loss and prior service credit (net of $2.5 tax)	—	—	—	—	—	(0.6)	—	—	(0.6)	—	(0.6)
Loss on mark-to-market for cash flow hedges	—	—	—	—	—	(11.0)	—	—	(11.0)	—	(11.0)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(2.9)	—	—	(2.9)	—	(2.9)
Total comprehensive income	—								35.5	14.2	49.7
Stock plans, net	—	0.7	—	50.5	—	—	(0.2)	(2.9)	47.6	—	47.6
Net repayments to noncontrolling interest	—	—	—	—	—	—	—	—	—	(8.5)	(8.5)
Balance at December 31, 2010	—	237.9	$2.4	$557.9	$2,113.5	$34.1	(10.0)	$(456.2)	$2,251.7	$43.9	$2,295.6

See accompanying notes to consolidated financial statements.

	Equity Attributable to Redeemable Noncontrolling Interests	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Common Stock Held in Treasury		Total MEMC Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount				Shares	Amount
In millions
Balance at December 31, 2010	—	237.9	$2.4	$557.9	$2,113.5	$34.1	(10.0)	$(456.2)	$2,251.7	$43.9	$2,295.6
Comprehensive loss:
Net loss	—	—	—	—	(1,536.0)	—	—	—	(1,536.0)	16.0	(1,520.0)
Net translation adjustment	—	—	—	—	—	(4.2)	—	—	(4.2)	1.7	(2.5)
Net unrecognized actuarial loss and prior service credit (net of $10.5 tax)	—	—	—	—	—	(16.0)	—	—	(16.0)	—	(16.0)
Gain on mark-to-market for cash flow hedges	—	—	—	—	—	7.1	—	—	7.1	—	7.1

Net unrealized loss on available-for-sale securities	—	—	—	—	—	(24.9)	—	—	(24.9)	—	(24.9)
Total comprehensive loss	—								(1,574.0)	17.7	(1,556.3)
Stock plans, net		1.3	—	40.4	—	—	(0.5)	(3.6)	36.8	—	36.8
Stock issued for SunEdison contingent consideration	—	2.1	—	24.5	—	—	—	—	24.5	—	24.5
Acquired non-controlling interests	—	—	—	—	—	—	—	—	—	39.7	39.7
Net repayments to noncontrolling interest	—	—	—	(1.1)	—	—	—	—	(1.1)	(54.3)	(55.4)
Balance at December 31, 2011	—	241.3	$2.4	$621.7	$577.5	$(3.9)	(10.5)	$(459.8)	$737.9	$47.0	$784.9
Comprehensive loss:
Net (loss) income	(0.3)	—	—	—	(150.6)	—	—	—	(150.6)	1.9	(148.7)
Net translation adjustment	—	—	—	—	—	(20.8)	—	—	(20.8)	2.3	(18.5)
Net unrecognized actuarial loss and prior service credit (net of $10.5 tax credit)	—	—	—	—	—	(11.9)	—	—	(11.9)	—	(11.9)
Loss on mark-to-market for cash flow hedges	—	—	—	—	—	(0.4)	—	—	(0.4)	—	(0.4)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(2.8)	—	—	(2.8)	—	(2.8)
Total comprehensive (loss) income	—	—	—	—	—	—	—	—	$(186.5)	$4.2	$(182.3)
Stock plans, net	—	0.6	—	26.0	—	—	(0.1)	(0.5)	25.5	—	25.5
Fair value adjustment to redeemable non-controlling interest	1.6	—	—	—	(1.6)	—	—	—	(1.6)	—	(1.6)
Net contributions from noncontrolling interests	10.0	—	—	—	—	—	—	—	—	39.6	39.6
Balance at December 31, 2012	11.3	241.9	$2.4	$647.7	$425.3	$(39.8)	(10.6)	$(460.3)	$575.3	$90.8	$666.1
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS
MEMC is a global leader in the development, manufacture and sale of silicon wafers, and a major developer and seller of photovoltaic energy solutions. Through SunEdison, MEMC is one of the world’s leading developers of solar energy projects and, we believe, one of the most geographically diverse. MEMC’s technology leadership in silicon and downstream solar are enabling the company to expand its customer base and lower costs throughout the silicon supply chain.
From January 1, 2010 until December 31, 2011, MEMC was organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. Semiconductor Materials provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices. Solar Materials manufactured and sold silicon wafers for solar applications, primarily 156 millimeter. Solar Energy was comprised of the SunEdison solar energy business unit which designed, developed, and constructed solar energy systems. During the fourth quarter of 2011, we initiated a large scale global restructuring plan across all of our reportable segments (see Note 3). As part of our restructuring plan, effective January 1, 2012, we consolidated our two solar business units' operations into one business unit, and since that date, we have been engaged in two reportable segments, Semiconductor Materials and Solar Energy. These consolidated financial statements and related notes to the consolidated financial statements, including prior year financial information, are presented based on two reporting segments for all periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for investments, depreciation, amortization, leases, accrued liabilities including restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes, solar energy system installation and related costs, percentage-of-completion on long-term construction contracts, the fair value of assets and liabilities recorded in connection with business combinations, and goodwill and asset recoverability, including allowances, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Reclassifications
Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.
Principles of Consolidation
Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries as well as variable interest entities ("VIEs") for which we are the primary beneficiary. We record noncontrolling interests for non-wholly owned consolidated subsidiaries. As of December 31, 2012 and December 31, 2011 our total noncontrolling interest on the consolidated balance sheet was $90.8 million and $47.0 million, respectively. In 2012, SunEdison entered into a joint venture related to the construction and operation of solar energy systems in South Africa, where there is a partial equity holding requirement. As of December 31, 2012, approximately $34.0 million of equity investments had been received by joint venture partners for the development of the solar energy systems. All significant intercompany balances and transactions among our consolidated subsidiaries have been eliminated. We have also eliminated our pro-rata share of sales, costs of goods sold and profits related to sales to equity method investees.
Variable Interest Entities
SunEdison’s business can involve the formation of special purpose vehicles (referred to as “project companies”) to own the project assets and execute agreements for the construction and maintenance of the assets, as well as power purchase agreements or feed in tariff agreements with a buyer who will purchase the electricity generated from the solar energy system once it is operating. SunEdison may establish joint ventures with non-related parties to share in the risks and rewards associated with solar energy system development, which are facilitated through equity ownership of a project company. The project companies engage SunEdison to engineer, procure and construct the solar energy system and may separately contract with SunEdison to perform predefined operational and maintenance services post construction. We evaluate the terms of those contracts as well as the joint venture agreements to determine if the entity is a VIE, as well as if SunEdison is the primary beneficiary.
VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE should have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.
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
We are the primary beneficiary of five VIEs in solar energy projects that we consolidated as of December 31, 2012, three of which existed and were consolidated by the Company as of December 31, 2011. During the year ended December 31, 2012, one solar energy system project company that was consolidated as of December 31, 2011 was sold and deconsolidated.
Cash and Cash Equivalents
Cash equivalents include highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased. The majority of our cash and cash equivalents are held outside the U.S. Total cash and cash equivalents maintained by foreign subsidiaries whose functional currency is not the U.S. dollar were $171.5 million and $64.2 million as of December 31, 2012 and 2011, respectively. Cash and cash equivalents consist of the following:

	As of December 31,
	2012	2011
Dollars in millions
Cash	$514.5	$417.0
Cash Equivalents:
Commercial paper	10.0	10.0
Money market funds	48.1	158.8
	$572.6	$585.8
Restricted Cash
Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations. In certain transactions, we have agreed to issue a letter of credit or provide security deposits regarding the performance or removal of a solar energy system. Incentive application fees are deposited with local governmental jurisdictions which are held until the construction of the applicable solar energy system is completed. In addition, cash received during the lease term of a sale leaseback transaction may be subject to a security and disbursement agreement which generally establishes a reserve requirement for scheduled lease payments under our master lease agreements as discussed below under Revenue Recognition, Solar Energy System Sales, Sale with a leaseback, for each leaseback arrangement, as well as certain additional reserve requirements that may be temporarily required in an accrual account. All of the reserve requirements for scheduled lease payments for all projects under each master lease agreement must be satisfied before cash is disbursed under the master lease agreements.

Allowance for Doubtful Accounts
We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts was $4.4 million and $4.9 million as of December 31, 2012 and 2011, respectively. Our provision for bad debts was a $0.3 million benefit, due to the recovery of previously written off accounts, $1.4 million expense and $1.4 million benefit for the years ended December 31, 2012, 2011 and 2010, respectively. There were $0.2 million, $4.3 million and $0.7 million of write-offs for bad debts for the years ended December 31, 2012, 2011, and 2010 respectively.
Inventories
Inventories consists of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods and work-in-process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
Inventories also includes raw materials (such as solar panels) and supplies used to construct future solar energy systems developed for sale to third parties, which have not been designated to a specific project as of the balance sheet date. When the inventory is designated for use to build a specific project, the inventory will be reclassified to either solar energy systems held for development and sale or to property, plant and equipment - construction in progress, which is determined based on our intended use of the system. The cost of raw materials for solar energy systems is based on the first-in, first-out (FIFO) method.
Solar Energy Systems Held for Development and Sale
Solar energy systems are classified as either held for development and sale or as property, plant and equipment based on our intended use of the system once constructed and provided that certain criteria to be classified as held for sale are met. The classification of the system affects the future accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and statement of cash flows.  Transactions related to the construction and sale of solar energy systems classified as held for development and sale are classified as operating activities in the consolidated statement of cash flows and within gross profit in the statement of operations when sold.  Solar energy systems that are classified as property, plant and equipment generally relate to our sale leaseback transactions.  The costs to construct solar energy systems classified as property, plant and equipment are classified in the investing activities of the consolidated statement of cash flows. The proceeds received for the sale and subsequent leaseback are classified as cash flows from financing activities within the consolidated statement of cash flows.
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
We do not depreciate our solar energy systems while classified as held for sale. Any energy or incentive revenues are recorded to other income, as such revenues are incidental to our intended use of the system (direct sale to a third party buyer). If facts and circumstances change such that it is no longer probable that the system will be sold within one year of the system's completion date, the system will be reclassified to property, plant and equipment, and we will record depreciation expense in the amount that would have otherwise been recorded during the period the system was classified as held for sale.

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
Available-for-Sale Investments
Investments designated as available-for-sale are reported at fair value with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive (loss) income. Purchases and sales of available-for-sale investments are included in investing activities in the consolidated statement of cash flows.
Investments are evaluated at each period end date for impairment, including classification as temporary or other-than-temporary. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the extent to which fair value is less than cost; (iv) the financial condition and near term prospects of the issuer; and (v) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.
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
Consolidated depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $200.6 million, $217.7 million and $158.9 million, respectively, and includes depreciation expense for capital leases of $4.3 million, $9.7 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.
The cost of constructing facilities, equipment and solar energy systems includes interest costs incurred during the asset's construction period. Capitalized interest totaled $19.9 million, $18.1 million and $5.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.
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
Impairment of Property, Plant and Equipment
We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges in 2012 and 2011; no similar charges were recorded in 2010. See Note 9 for additional discussion on the impairment charges on long-lived assets.
Goodwill and Intangible Assets
Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill and intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually, on December 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our indefinite-lived intangible assets include power plant development arrangements acquired in a business combination which relate to anticipated future economic benefits associated with our customer backlog relationships. These intangible assets will be allocated to fixed assets as the construction of the related solar energy systems stemming from the existing backlog is completed.
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
We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference. See Note 10 for discussion on the goodwill impairment charges recorded during the year ended December 31, 2011. As of December 31, 2012, we had no remaining goodwill.
Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. During 2012 and 2011 we recorded intangible asset impairments; see Note 10. No similar charges were recorded in 2010.
The estimated useful lives of our intangible assets subject to amortization are as follows:

Years
Favorable energy credits	4-18
Customer sales backlog and relationships	1-6
Trade name	15
Developed technology	5
Operating Leases
We enter into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases.
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
Customer and Other Deposits
We have executed long-term solar wafer supply agreements, including amendments, with multiple customers which required the customers to provide security deposits. The terms of these deposits vary, but are generally required to be applied against a portion of current sales on credit or refunded to customers over the term of the applicable agreement. We also receive short-term deposits from customers, deposits from suppliers and, in 2012 and 2011, received deposits in connection with a supply and license agreement with one of our joint ventures. See Note 6.
Revenue Recognition
Wafer and Other Product Sales
Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed or determinable or other revenue recognition criteria is not met.
In connection with certain of our long-term solar wafer supply agreements, we have received various equity instruments and other forms of additional consideration. In each case, we have recorded the estimated fair value of the additional consideration to long-term deferred revenue and will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the agreements.
Solar Energy System Sales
Solar energy system sales involving real estate
We recognize revenue for solar energy system sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate; therefore, the entire transaction is in substance the sale of real estate and subject to revenue recognition under ASC 360-20. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to ASC 360-20, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and profit under the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During 2012 and 2011, we recognized $97.8 million and $54.3 million, respectively, of revenue using the percentage of completion method. Prior to 2011, we did not have sales that qualified for using the percentage of completion method.

If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to our costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value. During 2012 and 2011, we recognized revenue of $22.7 million and $28.5 million, respectively, using the installment method. Prior to 2011, we did not have sales that qualified for using the installment method.
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
Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide SunEdison with the option or obligation to repurchase the solar energy system. Under the deposit method, cash payments received from customers are reported as deferred revenue for solar energy systems on the consolidated balance sheet, and under the financing method, cash payments received from customers are considered debt and reported as solar energy financing and capital lease obligations on the consolidated balance sheet.
Solar energy system sales not involving real estate
We recognize revenue for solar energy system sales without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. For transactions that involve a construction period of three months or longer, we recognize the revenue in accordance with ASC 605-35, Construction-Type and Production-Type Contracts, using the percentage of completion method, measured by actual costs incurred for work completed to total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. During the year ended December 31, 2012, we recorded $25.0 million of revenue under the percentage of completion method for solar energy sytems not involving real estate. There were no such amounts recognized in 2011 or 2010.
Solar energy system sales with service contracts
SunEdison frequently negotiates and executes solar energy system sales contracts and post-system-sale service contracts contemporaneously, which we combine and evaluate together as a single arrangement with multiple deliverables. The total arrangement consideration is first separated and allocated to post-system-sale separately priced extended warranty and maintenance service contracts, and the revenue associated with that deliverable is recognized on a straight-line basis over the contract term. The remaining consideration is allocated to each unit of accounting based on the respective relative selling prices, and revenue is recognized for each unit of accounting when the revenue recognition criteria have been met.

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
Capital lease arrangements
Sale/capital leaseback classification for non-real estate transactions occurs when the terms of the lease schedule for a solar energy system result in a capital lease classification. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system. Under a capital lease, a capitalized leased asset and obligation is recorded at the present value of the minimum lease payments. Any gain on the sale is recorded as a reduction of the capitalized leased asset which is then recognized to cost of goods sold through reduced depreciation expense over the term of the lease. As of the SunEdison acquisition date of November 20, 2009 through December 31, 2012, there were no arrangements which resulted in this accounting.
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
Solar energy service revenues, energy credits and incentives
For SunEdison-owned or capitalized solar energy systems in the U.S., we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits (“RECs”), which we sell to third parties. In the State of California, we may also receive performance-based incentives (“PBIs”) from public utilities in connection with a program sponsored by the State of California. The Solar Energy segment recorded total PBI revenue of $31.4 million, $24.3 million and $18.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, and total REC revenue of $17.3 million, $15.1 million and $7.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time SunEdison has transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from SunEdison-operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.
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
Derivative Financial Instruments and Hedging Activities
All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Derivatives used to manage the foreign currency exchange risk associated with a net investment denominated in another currency are accounted for as a net investment hedge. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the investment is dissolved and MEMC recognizes a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).
Derivatives not designated as hedging
During 2006, we executed a long-term supply agreement with a customer, Suntech Power Holdings (“Suntech”). At the same time, we received a fully vested, non-forfeitable warrant to purchase common shares of Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The warrant becomes exercisable over a five year period (20% annually) beginning January 1, 2008 and has a five year exercise period from the date each tranche becomes exercisable. The estimated grant date fair value of the warrant was $66.6 million and was recorded to other assets with the offset to non-solar energy system deferred revenue – long-term on the consolidated balance sheet. The non-cash transaction was excluded from the consolidated statement of cash flows. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech’s stock price volatility, interest rates, expected dividends and the marketability of this investment. We used a lattice model to determine the warrant’s fair value. The assumptions used in calculating the fair value of the warrant represented our best estimates, but these estimates involved inherent uncertainties and the application of our judgment.
We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables and payables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency forward contract activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes. Gains or losses on our forward contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $6.6 million, $4.7 million and $0.5 million in 2012, 2011 and 2010, respectively.
Derivatives designated as hedging
In addition to the currency forward contracts purchased to hedge transactional currency risks, we may enter into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2012, there were no currency forward contracts outstanding being accounted for as cash flow hedges.
We are party to four interest rate swap instruments, three of which are accounted for using hedge accounting. The interest rate swaps are used to manage risks generally associated with interest rate fluctuations. For those financial instruments that qualify for cash flow hedging in accordance with derivative instrument and hedging activities guidance, we have elected to use hedge accounting, whereby changes in the fair market value of the derivative instruments are reflected in the accompanying consolidated financial statements in other comprehensive (loss) income . The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions. The fair value is an estimate of the net amount that we would pay on December 31, 2012, if the agreements were transferred to other parties or cancelled by us.
Our previous joint venture with Q-Cells SE, which was not consolidated, was a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, we entered into a Euro currency forward contract for 70.0 million Euros. The forward contract met all the criteria for hedge accounting and the derivative instrument was effective as an economic hedge of foreign exchange risk associated with the hedged net investment. The effective portion of the hedge was recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our consolidated statement of operations, as the remaining investment in Q-Cells SE and related forward contracts were liquidated in the fourth quarter of 2010. See Note 5 for further discussion.
Translation of Foreign Currencies
We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s sales and expenditures and the subsidiary’s borrowings. When a subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at average exchange rates for the period.
Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in stockholders’ equity.
Income Taxes
Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Reportable U.S. GAAP income from SunEdison's financing sale-leaseback transactions in the U.S. is deferred until the end of the lease term, generally 20-25 years, through the non-cash extinguishment of the debt.  However, sale-leaseback transactions generate current U.S. taxable income at the time of the sale, with the timing differences increasing deferred tax assets.  As a result of the continued decline in solar market conditions, the restructuring charges announced in December 2011, and cumulative losses in the U.S. and certain foreign jurisdictions, we recorded a material non-cash valuation allowance against the deferred tax assets at December 31, 2011. See Note 14 for further discussion.
We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
Due to the restructuring announcement made in December 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.
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
We routinely examine our assumptions used in estimating the fair value of employee options granted. As part of this assessment, we have determined that our historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. We estimate the fair value of options using the Black-Scholes option-pricing model for our ratable and cliff vesting options. For our market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.
Contingencies
We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.
Shipping and Handling
Costs to ship products to customers are included in marketing and administration expense in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $24.6 million, $22.0 million and $20.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.
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
We maintain various financial instruments recorded at cost in the December 31, 2012 and 2011 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

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

Redeemable Noncontrolling Interest

Redeemable noncontrolling interests are equity interests in common stock of consolidated subsidiaries that have redemption features that are not solely within our control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable noncontrolling interests adjusted for cumulative earnings allocations.  Adjustments to report redeemable noncontrolling interests at estimated redemption value are determined after the attribution of net income or loss of the subsidiary and are recorded to retained earnings, or in the absence of retained earnings, additional paid-in-capital.
Accounting Standards Updates

In February 2012, the FASB issued Accounting Standards Update No. 2012-2 - Intangibles Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which amends FASB ASU 2011-08 and states that companies can use a qualitative approach to measuring Intangibles, Goodwill and Other rather than a quantitative approach. In addition, it is not required for an entity to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within level 3 of the fair value hierarchy required by paragraph 820-10-50-2 that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. We do not expect that the adoption of ASU Update No. 2012-2 will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 ("ASU 2011-05"), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This standard was adopted on January 1, 2012, and we have presented components of net income (loss) and other comprehensive income (loss) in one continuous statement for the quarter ended periods March 31, 2012, June 30, 2012 and September 30, 2012. For the year-ended December 31, 2012, comprehensive income (loss) is presented as a stand alone financial statement.
In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-13 (“ASU 2009-13”), which updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, Multiple-Element-Arrangements. The Company adopted this guidance on January 1, 2011.
Supplemental Cash Flow Information

Following is information related to interest and taxes paid as well as certain non-cash investing and financing activities including acquisition related items:

	For the year ended December 31,
	2012	2011	2010
In millions
Supplemental disclosures of cash flow information:
Interest payments (including debt issuance costs), net of amounts capitalized	$170.9	$155.9	$22.2
Income taxes paid (refunded), net	40.9	13.7	(9.4)
Supplemental schedule of non-cash investing and financing activities:
Accounts payable incurred (relieved) for acquisition of fixed assets, including solar energy systems	$49.7	$(68.0)	$138.7
Debt transferred to and assumed by buyer upon sale of solar energy systems	403.1	104.6	43.3
Conversion of note payable to equity	—	—	27.0
Acquisitions:
Fair value of assets acquired	$—	$334.5	$65.2
Goodwill	—	97.8	56.4
Liabilities assumed and noncontrolling interests	—	(158.0)	(19.9)
Loans prior to acquisition	—	(16.0)	(26.0)
Other non-cash consideration	—	(90.7)	—
Less: cash acquired	—	(3.6)	(2.2)
Cash paid, net of cash acquired	$—	$164.0	$73.5

3. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

2011 Global Plan

During the second half of 2011, the semiconductor and solar industries experienced downturns, and the downturn in the solar industry was more dramatic. In December 2011, in order to better align our business to current and expected market conditions in the semiconductor and solar markets, as well as to improve the company's overall cost competitiveness and cash flows across all segments, we committed to a series of actions to reduce the company's global workforce, right size production capacity and accelerate operating cost reductions in 2012 and beyond (the “2011 Global Plan”).  These actions included:

•	Reducing total workforce by approximately 1,400 persons worldwide, representing approximately 20% of the company's employees;

•	Shuttering the company's Merano, Italy polysilicon facility as of December 31, 2011;

•	Reducing production capacity at the company's Portland, Oregon crystal facility and slowing the ramp of the Kuching, Malaysia wafering facility; and

•	Consolidating our solar wafering and solar energy system operations into a single Solar Energy business unit, effective January 1, 2012.

In addition, based on the market capitalization of MEMC compared to book value and the adverse market conditions, we incurred charges associated with restructuring, impairment of long-lived assets, impairments of goodwill and certain investments, and write-downs of inventory and the realizability of deferred tax assets. The following is a summary of the charges recorded during the three months ended December 31, 2011:

In millions	Segment
Type of Charge	Semiconductor Materials	Solar Energy	Corporate	Total	Statement of Operations Classification

Restructuring	$35.6	$303.0	$0.9	$339.5	Restructuring
Long-lived asset impairment (See Note 9)	7.4	358.0	—	365.4	Long-lived asset impairment
Goodwill impairment (See Note 10)	—	384.1	—	384.1	Goodwill impairment
Investment/JV impairment (See Note 6)	—	78.9	—	78.9	Other, net and equity in loss of joint ventures
Inventory adjustments and other (See Note 7)	14.2	82.5	—	96.7	Cost of goods sold

In the fourth quarter of 2011, restructuring charges consisted of $62.1 million of severance and other one-time benefits for employees terminated under the 2011 Global Plan, $226.4 million of estimated liabilities accrued as a result of us canceling or not being able to fulfill the entire purchase obligation for certain supplier contracts, and $51.0 million of other related charges. Total cash payments made under the 2011 Global Plan during the year ended December 31, 2011 were $1.8 million. See table below for cash payments made during the year ended December 31, 2012. For additional discussion on the charges associated with the impairment of long-lived assets, impairments of goodwill and certain investments, and write-downs of inventory and the realizability of deferred tax assets, see the respective footnotes noted in the above table.

In addition, during June 2011, we committed to actions to reduce overall manufacturing costs across our global sites, as well as to realign certain general and administrative expenses due to industry and customer specific developments. These actions included relocation of certain operations and reductions in headcount. During the year ended December 31, 2011, we recorded restructuring charges of $6.8 million for severance and other related employee benefits associated with these actions. Cash payments of $9.9 million were made during 2011 that were also related to these actions.

Details of the 2012 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2012
In millions	Accrued January 1, 2012	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued December 31, 2012	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and Employee Benefits	$60.2	$—	$(27.8)	$(0.7)	$31.7	$63.2	$63.2
Contract Termination	260.0	(93.4)	(34.3)	2.2	134.5	164.6	164.6
Other	51.1	(2.1)	(11.9)	1.2	38.3	49.7	49.7
Total	$371.3	$(95.5)	$(74.0)	$2.7	$204.5	$277.5	$277.5
On September 4, 2012, we executed two settlement agreements with Evonik Industries AG and Evonik Degussa SpA ("Evonik"), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on our existing Merano, Italy site for our benefit. Pursuant to the settlement, we will pay Evonik a total of 70.0 million euro, of which 10.0 million euro was paid in the third quarter of 2012 and 15.0 million euro was paid in the fourth quarter of 2012. The balance will be paid in various installments over the next three quarters. The settlement also required our forfeiture of a $10.2 million deposit with Evonik. As a result of this settlement, a favorable adjustment to our 2011 Global Plan accrual was made in the third quarter of 2012 resulting in $69.2 million of income within restructuring and impairment on the consolidated statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to the related chlorosilanes plant, which resulted in $31.7 million of income on the consolidated statement of operations in the fourth quarter of 2012.

2009 Restructuring Plan
In order to better align manufacturing capabilities to projected demand, MEMC committed to workforce reductions during the first and second quarters of 2009 (the “2009 Global Plan”) related to the Semiconductor Materials segment. In September 2009, MEMC committed to actions to reduce manufacturing costs in the Semiconductor Materials segment by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations which are closer to a number of MEMC’s customers in the Asia Pacific region (the “2009 U.S. Plan”). MEMC has provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who have been or will be terminated under the 2009 U.S. Plan. The 2009 Global Plan was completed by June 30, 2009. We expect the 2009 U.S. Plan to be completed in 2013.
Details of 2012 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2012	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2012	As of December 31, 2012
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$12.6	$(2.5)	$(7.4)	$2.7	$15.5	$15.5
Asset move costs	—	—	—	—	4.9	5.2
Contract termination	2.9	—	(2.9)	—	2.9	2.9
Infrastructure costs	—	4.3	(4.3)	—	4.3	4.3
Total	$15.5	$1.8	$(14.6)	$2.7	$27.6	$27.9

Details of 2011 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2011	Year-to-Date Restructuring Charges (Reversals)	Cash Payments	Accrued December 31, 2011	As of December 31, 2011
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$16.2	$(0.2)	$(3.4)	$12.6	$18.0	$18.8
Asset move costs	—	1.7	(1.7)	—	4.9	20.3
Contract termination	—	2.9	—	2.9	2.9	2.9
Infrastructure costs	—	—	—	—	—	4.0
Total	$16.2	$4.4	$(5.1)	$15.5	$25.8	$46.0

Details of 2010 expenses related to the 2009 U.S. and Global Plans are set out in the following table:

	Accrued January 1, 2010	Year-to-Date Restructuring Charges	Cash Payments	Accrued December 31, 2010	As of December 31, 2010
					Cumulative Costs Incurred	Total Costs Expected to be Incurred
In millions
2009 U.S. and Global Plans
Severance and other employee benefits	$15.2	$2.1	$(1.1)	$16.2	$18.2	$21.0
Asset move costs	—	3.2	(3.2)	—	3.2	20.3
Contract termination	—	—	—	—	—	3.0
Infrastructure costs	—	—	—	—	—	4.0
Total	$15.2	$5.3	$(4.3)	$16.2	$21.4	$48.3

4. Acquisitions
On September 2, 2011, we completed the acquisition of 100% of the voting shares of Fotowatio Renewable Ventures, Inc. (“FRV U.S."), a developer of solar power projects in the U.S. The FRV U.S. acquisition expanded our pipeline of solar power projects and supports our expansion in the U.S. utility-scale power market. The purchase price was $187.8 million, including estimated contingent consideration fair valued at $54.2 million. The estimated acquisition date fair value of the contingent consideration reflected a discount at a credit adjusted interest rate for the period of the contingency. That measure was based on significant inputs that were not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions included (i) a discount percentage and (ii) a probability adjustment related to the operational metrics being met. On July 6, 2012, contingent consideration related to the acquisition of FRV U.S. was paid in full in the amount of $66.4 million. The difference between the initial estimate of the contingent consideration and the amount ultimately paid was recorded as an expense in the consolidated statement of operations.
The table below represents the allocation of the total consideration of tangible and intangible assets acquired and liabilities assumed from FRV U.S. based on an estimate of the fair value at the acquisition date:

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
At the date of acquisition, FRV U.S. had net operating losses that we expect will be realizable on MEMC's consolidated U.S. tax return, subject to annual Internal Revenue Code Section 382 limitations. Deferred tax assets attributable to these FRV U.S. net operating loss carry forwards of $9.3 million are included in other noncurrent assets in the table above. All of the goodwill was assigned to the Solar Energy segment and no goodwill was deductible for U.S. income tax purposes. The primary factors which resulted in recognition of goodwill included the assembled workforce and synergies in skill sets and operations. The amount of FRV U.S. revenue and operating loss included in the consolidated statement of operations for the year ended December 31, 2011 was $121.2 million and $48.3 million, respectively. The 2011 operating loss included a $44.6 million impairment of FRV U.S. goodwill during the three months ended December 31, 2011. See Note 10. We have not provided proforma financial information because the acquisition was not considered significant.
Other 2011 acquisitions
During the second quarter of 2011, SunEdison completed the acquisition of 100% of the voting equity of a company for a purchase price of $72.6 million, of which an estimated $27.0 million related to contingent consideration payable in cash. In the fourth quarter of 2012, contingent consideration related to this acquisition was paid in the amount of $13.6 million and the remainder is expected to be paid in 2013. This acquisition, which included project pipeline, is intended to further develop our solar energy systems' business and leverage the synergies in our Solar Energy segment. We recorded $43.8 million to goodwill, approximately $24.4 million of which is not deductible for tax purposes, and $13.0 million to intangible assets. All $43.8 million of goodwill was allocated to the Solar Energy segment and was subsequently written-off during the three months ended December 31, 2011. See Note 10. We have not provided proforma financial information because the acquisition was not considered significant.

During 2011, SunEdison completed two other acquisitions of 100% of the voting equity of these companies for a combined total purchase price of $14.3 million, of which $6.5 million relates to contingent consideration. We recorded $9.4 million and $4.8 million to goodwill and acquired intangible assets, respectively. The goodwill is not deductible for tax purposes for either of these acquisitions and was subsequently written-off during the three months ended December 31, 2011. See Note 10.

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

Approximately $2.0 million of the cash consideration is currently held in escrow pursuant to the terms of the merger agreement and was reflected in goodwill. The contingent consideration was to be paid to the former Solaicx shareholders if certain operational criteria were met from July 1, 2010 through December 31, 2011. The amount payable is based on Solaicx achieving revenues of at least $60.0 million during such time period, up to a maximum revenue target of $71.8 million, with the payout on a linear basis between those two amounts. This would entitle the former Solaicx shareholders to up to an additional $27.6 million of a combination of cash and MEMC common stock. MEMC estimated the acquisition date fair value of the contingent consideration at $26.0 million, which reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure was based on significant inputs that are not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions included (i) a discount percentage and (ii) a probability adjusted level of revenue expected to be achieved by Solaicx during the period between July 1, 2010 and December 31, 2011. Since the date of the acquisition, the revenue targets have not been met and we have reduced the estimated liability associated with the contingent consideration based on our revised estimates. This reduction was recognized in the statement of operations. The former Solaicx shareholders are disputing the Company's determination that the revenue targets were not met and the matter is subject to a binding arbitration proceeding.
The primary factor which resulted in recognition of goodwill, as well as our primary reason for the acquisition of Solaicx, was that the acquisition would allow us to produce high efficiency monocrystalline solar wafers at competitive costs. All of the goodwill was assigned to the Solar Energy segment and no goodwill is deductible for U.S. income tax purposes. See Note 10 regarding discussion of the subsequent impairment of all of this goodwill.
The table below represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Solaicx based on an estimate of the fair value at the acquisition date:

In Millions
Allocation of the purchase price:
Cash and cash equivalents	$2.2
Other current assets	11.6
Property, plant and equipment, net	30.0
Goodwill	56.4
Intangible assets	21.0
Other noncurrent assets	0.4
Current liabilities	(12.2)
Long-term debt and capital lease obligations, excluding current portion	(1.3)
Other long-term liabilities	(6.4)
Total purchase price	$101.7

Acquisition related costs of $1.9 million were included in marketing and administration expense, and the amount of Solaicx’s loss of $11.2 million from the date of acquisition was included in the consolidated statement of operations for the year ended December 31, 2010 and was dilutive to earnings per share. The amount of Solaicx’s revenue included in the consolidated statement of operations for the same period was not material. See a description of intangible assets in Note 10.
Upon acquisition, Solaicx had net operating losses that would be realizable on MEMC’s consolidated U.S. tax return, subject to annual Internal Revenue Code Section 382 limitations. At December 31, 2012, we had deferred tax assets attributable to these Solaicx net operating loss carry forwards of $26.1 million and a corresponding valuation allowance of $26.1 million, reducing the net deferred tax asset for net operating losses to zero.

5. DERIVATIVES AND HEDGING INSTRUMENTS
MEMC’s hedging activities consist of:

		Assets (Liabilities or Equity) Fair Value
In millions	Balance Sheet Location	As of December 31, 2012	As of December 31, 2011
Derivatives designated as hedging:
Interest rate swaps	Accrued liabilities	$(5.0)	$(4.5)
Interest rate swaps	Accumulated other comprehensive income	$4.3	$3.9
Derivatives not designated as hedging:
Suntech warrant	Other assets	$0.2	$0.4
Currency forward contracts	Prepaid and other current assets	$0.5	$3.0
Currency forward contracts	Accrued liabilities	$(7.1)	$(1.8)
Interest rate swaps	Accrued liabilities	$—	$(1.1)
		Losses (Gain)
In millions	Statement of Operations Location	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Derivatives designated as hedging:
Net investment hedge	Other, net	$—	$—	$(17.3)
Derivatives not designated as hedging:
Suntech warrant	Decline in fair value of warrant	$0.2	$4.8	$14.0
Currency forward contracts	Other, net	$9.0	$7.4	$1.3

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to MEMC. A substantial portion of our revenue and capital spending is transacted in the U.S. Dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen, Canadian dollar and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2012 and December 31, 2011, these currency forward contracts had net notional amounts of $320.5 million and $293.2 million, respectively.
In addition to the currency forward contracts purchased to hedge transactional currency risks, we entered into currency forward contracts during 2010 to hedge cash flow risks associated with future purchases of raw materials denominated in Euros. These forward contracts were established as cash flow hedges designed to protect against the variability in foreign currency rates between the Euro and U.S. Dollar. The cash flow hedges were accounted for using hedge accounting. As of June 30, 2011, the future purchases of raw materials associated with these cash flow hedges were no longer deemed probable and accordingly, the related gains of $14.2 million on the forward contracts were reclassified from accumulated other comprehensive (loss) income into earnings. During the 2011 third quarter, these forward contracts were liquidated, resulting in a loss of $6.6 million. There were no outstanding currency forward contracts designated as cash flow hedges as of December 31, 2012 and 2011.
We are party to three interest rate swap instruments that are accounted for using hedge accounting. These instruments are used to hedge floating rate debt and are accounted for as cash flow hedges. Under the swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay MEMC a floating interest rate as indicated in the table below. The amount recorded in the consolidated balance sheet as provided in the table below represents the estimated fair value of the net amount that we would settle on December 31, 2012, if the agreements were transferred to other third parties or cancelled by us. The effective portion of these hedges for the year ended December 31, 2012 and 2011 were losses of $5.0 million and $4.5 million, respectively, and a gain of $5.3 million for the year ended December 31, 2010, which were recorded to other comprehensive (loss) income. There was no material ineffectiveness for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively.
As of December 31, 2012, we have one interest rate swap instrument that is used as an economic hedge. This instrument is used to hedge floating rate debt and is not accounted for as a cash flow hedge. Under the swap agreement, we pay the fixed rate and the financial institution counterparty to the agreement pays us a floating interest rate based on the table below. The amount recorded in the consolidated balance sheet as provided in the table below represents the estimated fair value of the net amount that we would settle on December 31, 2012 if the agreements were transferred to other third parties or cancelled by us. Because this hedge is deemed an economic hedge and not accounted for under hedge accounting, the changes in fair value are recorded to non-operating expense (income) within the consolidated statement of operations. The fair value of these hedges as of December 31, 2011 was a liability of $1.1 million. No such hedges existed prior to 2011.
A summary of all interest rate swap instruments as of December 31, 2012 are as follows:

	Notional Amount (in millions)	Fixed Rate	Variable Rate	Termination Date	Assets (Liabilities) Fair Value at December 31, 2012
					Dollars in millions
Interest rate swap #1 cash flow hedge	4.4 Euros	5.1%	Euribor plus 1.5%	6/30/2023	$(1.7)
Interest rate swap #2 cash flow hedge	1.8 Euros	5.1%	Euribor plus 1.5%	6/30/2023	(0.7)
Interest rate swap #3 cash flow hedge	32.4 Canadian Dollars	3.3%	Canadian Deposit Offering Rate	6/5/2028	(2.6)
Interest rate swap #4 economic hedge	11.5 South African Rand	5.25%	ZAR-JIBAR-SAFEX Rate	3/31/2024	—
					$(5.0)

We previously had an unconsolidated joint venture, Q-Cells SE, which was a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, we entered into a Euro currency forward contract, accounted for as a net investment hedge, for 70.0 million Euros. We received 63.5 million Euros

(approximately $77 million) of our investment in the second quarter of 2010 and at the same time reduced our net investment hedge to the remaining equity investment balance. During the fourth quarter of 2010, we received the remaining balance of our investment of 5.8 million Euros (approximately $8 million). During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our statement of operations. No ineffectiveness was recognized in 2012, 2011 or 2010.
The Suntech warrant consists of a fully vested, non-forfeitable warrant to purchase common shares of Suntech which was received in 2006 at the time that we signed a long-term supply agreement with Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The Suntech warrant exposes us to equity price risk.

6. INVESTMENTS

The carrying value of short-term and long-term investments consists of the following:

	As of December 31,
	2012	2011
In millions
Equity method investments	$23.3	$25.8
Equity investments at cost	12.9	12.5
Items measured at fair value on a recurring basis	13.4	16.2
Time deposits	0.3	0.3
Total investments	49.9	54.8
Less: short-term investments	0.3	0.3
Non-current investments	$49.6	$54.5

Equity Method Investments

We have made equity method investments, which are primarily joint ventures, totaling $43.4 million during the year ended December 31, 2012. The accounting for the investments is described below. Generally, these investments are designed to create additional capacity in our Solar Energy segment. Our aggregate remaining contractual investment commitments to our joint ventures as of December 31, 2012 is up to an additional $117.7 million. The contracts governing these joint ventures generally do not have any specific time frames for these future investments, however, we expect to fund approximately $105.0 million of these commitments in 2013.

Due to adverse solar market conditions and expected future reduced sales volumes, our equity method joint venture, Jiangsu Meike Silicon Energy Co. LTD., ("Meike" and formerly the Zhenjiang Huantai joint venture), recorded an impairment charge related to the joint venture's long-lived assets in the fourth quarter of 2011. In addition, in the fourth quarter of 2011 we determined that a loss in value in another equity method investment occurred and was other than temporary. We recorded impairment charges totaling $67.3 million on our equity method investments in 2011. During the year ended December 31, 2012, no equity method investment impairments were recorded.

Samsung Fine Chemicals Joint Venture
In February 2011, we entered into an equity method joint venture with Samsung Fine Chemicals Co. Ltd. (the "SMP JV") for the construction and operation of a new facility to produce high purity polysilicon in Ulsan, South Korea. The SMP JV will manufacture and supply polysilicon to us and to international markets. MEMC Singapore Pte. Ltd.'s. ownership interest in the joint venture is 50% and Samsung Fine Chemicals Co. Ltd. owns the other 50%.

In September 2011, we executed a Supply and License Agreement with the SMP JV under which MEMC will license and sell to the joint venture certain technology and related equipment used for producing polysilicon. We will receive proceeds under the Supply and License Agreement based on certain milestones being achieved throughout the construction, installation and testing of the equipment, which is expected to occur primarily over the next 12 months. Proceeds received from the SMP JV under the Supply and License Agreement will be recorded as a reduction in our basis in the SMP JV investment and to the extent that our basis in the investment is zero, the remaining proceeds received will be recorded as a long-term liability. To the extent the total cash proceeds received exceed the sum of our cost basis in the equipment plus our capital contributions to the SMP JV and when we have no remaining performance obligations, a net gain would be recognized on the transaction.

During the year ended December 31, 2012, under the Supply and License Agreement we made total equity contributions of $43.4 million. Since inception of the SMP JV, the proceeds received have exceeded our investment, and we recorded this as a reduction in our equity investment balance with the excess of $30.5 million recorded in long-term customer and other deposits. The cash received is recorded as an investing inflow within the consolidated statement of cash flows. As of December 31, 2012, and December 31, 2011 our investment balance in the SMP JV was $0. Our total cash commitments, inclusive of the $57.3 million invested thus far, are expected to be approximately $175.0 million through 2014. We expect our remaining cash commitments to be substantially offset by proceeds received under the Supply and License Agreement.

Equity Investments at Cost

During the years ended December 31, 2012 and 2011, we recorded an other-than-temporary impairment charge of $3.6 million and $11.6 million, respectively, associated with one of our cost method investments. The impairment was a result of the length and severity of a fair value decline below our cost basis, with no turnaround in the foreseeable future. We have assessed and determined that there have been no other events or circumstances that had a material adverse effect on our other cost method investments during this period. No similar charges were recorded in 2010.
Investments Recorded at Fair Value
At December 31, 2012, we held an investment in equity securities of a customer’s common stock, Gintech Energy Corporation ("Gintech"), acquired in connection with the execution of a long-term supply agreement. This investment is accounted for at fair value, is classified as a long-term available-for-sale investment and has a cost basis of $12.4 million.

7. INVENTORIES
Inventories consist of the following:

	As of December 31,
	2012	2011
In millions
Raw materials and supplies	$89.1	$121.6
Goods and work-in-process	109.1	97.7
Finished goods	49.6	102.5
Total inventories	$247.8	$321.8

In connection with our 2011 Global Plan, we have realigned our operations such that we are primarily manufacturing solar wafers and sourcing solar cells and modules for internal consumption by SunEdison. As a result, effective January 1, 2012, all solar wafer, cell and module inventory is classified as goods and work in process. Finished goods inventory at December 31, 2011 in the above table includes $42.8 million of solar wafer inventory classified as finished goods.

SunEdison inventories of $27.3 million at December 31, 2012 and $58.4 million at December 31, 2011 consist of raw materials and supplies not allocated to a solar energy system. Included in the table above at December 31, 2012, we had $27.7 million of finished goods inventory held on consignment, compared to $28.5 million at December 31, 2011.
During the year ended December 31, 2012, we recorded lower of cost or market charges totaling $3.4 million to work in process and raw materials inventory, primarily related to adverse solar market pricing conditions.
Due to adverse solar market conditions and related price decreases, which led to the reduction of solar wafer production at our Kuching, Malaysia and Portland, Oregon plants and the shuttering of our Merano, Italy plant, we recorded lower of cost or market charges on our raw materials and supplies inventory of $53.7 million, in the year ended December 31, 2011. No such charges were recorded in the year ended December 31, 2010. In addition to the raw materials and supplies inventory charges, we recorded charges of approximately $30.2 million, and $0.4 million, respectively, for goods and work-in-process in the years ended December 31, 2011 and December 31, 2010. Further, we recorded charges for finished goods inventory primarily related to the adverse solar market conditions which led to underutilization of our Kuching solar wafering plant in the amount of $29.7 million and $2.1 million, respectively, for the years ended December 31, 2011 and December 31, 2010.
Due to the earthquake in Japan on March 11, 2011, wafer production in our semiconductor wafer plant in Japan was suspended from that time through April 12, 2011. Due to the unplanned downtime, we recorded a total of $14.9 million of adjustments during the year ended December 31, 2011 as period charges to cost of goods sold for the under absorption of production costs. We recorded no similar adjustments for the years ended December 31, 2012 and December 31, 2010.

8. SOLAR ENERGY SYSTEMS HELD FOR DEVELOPMENT AND SALE
Solar energy systems held for development and sale consist of the following:

	As of December 31,
	2012	2011
In millions
Under development	$133.8	$193.5
Systems held for sale	—	179.5
Total solar energy systems held for development and sale	$133.8	$373.0

9. PROPERTY, PLANT AND EQUIPMENT (INCLUDING CONSOLIDATED VIEs)
Property, plant and equipment consists of the following:

	As of December 31,
	2012	2011
In millions
Land	$6.1	$6.5
Software	31.1	31.2
Buildings and improvements	320.5	404.7
Machinery and equipment	1,605.5	1,470.6
Solar energy systems	1,306.5	896.2
	3,269.7	2,809.2
Less accumulated depreciation	(964.1)	(851.8)
	2,305.6	1,957.4
Construction in progress – non solar energy systems	141.4	155.5
Construction in progress – solar energy systems	226.0	280.2
Total property, plant and equipment, net	$2,673.0	$2,393.1

We recorded asset impairment charges of $20.0 million for the year ended December 31, 2012, primarily related to solar wafer machinery and equipment. These charges are reflected in the long-lived asset impairment charges in our consolidated statement of operations. We obtained title to a chlorosilanes plant as part of the settlement with Evonik, which resulted in $31.7 million of income on the consolidated statement of operations in the fourth quarter of 2012.

Due to the downturn in solar market conditions, we performed an asset impairment analysis of the polysilicon production assets at our shuttered Merano, Italy facility, as well as solar wafering assets at our Portland, Oregon, Kuching, Malaysia and St. Peters, Missouri facilities in the fourth quarter of 2011. As a result of this analysis, we recognized asset impairment charges of $354.7 million during the year ended December 31, 2011, which were recorded in the long-lived asset impairment charges in our consolidated statement of operations. No similar charges were recorded during the year ended December 31, 2010.

The polysilicon manufacturing assets at our shuttered Merano, Italy facility were impaired at December 31, 2011 and written down to their net realizable salvage value, which was based primarily on an appraisal. For our solar wafering assets, we estimated the fair value of the asset group using discounted expected cash flows and recorded an impairment charge during 2011 because the net carrying value of the asset group exceeded its fair value. The value of these assets deteriorated because of the significant market price declines and we ceased or scaled back manufacturing operations due to changes in future service potential. We developed our expected cash flows based on assumptions that were consistent with our then current and forecast operating plans, which are considered Level 3 inputs in the fair value hierarchy. Cash flows cover a time period that coincides with the estimated remaining useful life of the primary assets and a probability factor was assigned to each cash flow scenario to derive the expected present value based on a risk-free discount rate.

10. GOODWILL AND INTANGIBLE ASSETS
The carrying values of intangible assets at December 31, 2012 and December 31, 2011 are as follows:

		December 31, 2012			December 31, 2011
Dollars in millions	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization or Allocated to Solar Energy System	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization or Allocated to Solar Energy System	Net Carrying Amount
Amortizable intangible assets:
Favorable energy credits	7	$14.2	$(9.0)	$5.2	$14.2	$(6.1)	$8.1
Customer relationships(1)	6	5.7	(2.4)	3.3	5.7	(1.6)	4.1
Trade name	15	4.1	(0.9)	3.2	4.1	(0.6)	3.5
Internally developed software	4	1.3	(1.3)	—	1.7	(1.0)	0.7
Developed technology(1)	5	12.0	(6.0)	6.0	13.9	(5.5)	8.4
Non-compete agreement	1	1.2	(1.2)	—	1.2	(0.4)	0.8
Total amortizable intangible assets		$38.5	$(20.8)	$17.7	$40.8	$(15.2)	$25.6
Indefinite lived assets:
In-process technology(1)	Indefinite	$0.9	$—	$0.9	$1.5	$—	$1.5
Power plant development arrangements(2)	Indefinite	143.3	(47.7)	95.6	143.3	(21.2)	122.1
Total indefinite lived assets		$144.2	$(47.7)	$96.5	$144.8	$(21.2)	$123.6
____________________

(1)
These intangibles represent the amounts acquired in the SunEdison, Solaicx and other acquisitions. The useful life for in-process technology will be determined once the research and development process is complete and, at that time, amortization of the asset will begin.

(2)
Power plant development arrangements are allocated to the solar energy system (property, plant and equipment or inventory) upon completion of the related solar energy systems stemming from the backlog at the date of acquisition. Depending on the classification of the system, held for development and sale or property, plant and equipment will determine whether the intangible is amortized to cost of goods sold or to depreciation expense. Includes $82.6 million, net of amortization, acquired in the FRV U.S. acquisition.

In 2012, 2011 and 2010, we recognized amortization expense of $34.6 million, $9.4 million and $5.9 million, respectively. We incurred impairment charges of $1.2 million and $6.6 million, primarily on our developed technology intangible assets, for the years ended December 31, 2012 and 2011, respectively. No similar charges were recorded in 2010.
We expect to recognize annual expense on our amortizable intangible assets as follows:

	2013	2014	2015	2016	2017
In millions
Amortization	$6.9	$4.4	$1.7	$1.2	$0.5

Goodwill Impairments
In 2011, the entire carrying amount of Goodwill was impaired and was recorded to goodwill impairment charges in the consolidated statement of operations.

During 2011, the Solar Energy segment included the Solar Materials reporting unit and the former Solar Energy reporting unit, both of which carried a goodwill balance. We perform our annual goodwill impairment test on December 1 of each year, however, due to deteriorating economic conditions in the solar industry, we performed an interim impairment analysis in the quarter ended September 30, 2011. During the interim period ended September 30, 2011, we evaluated whether impairment indicators existed which would require a detailed test of goodwill for impairment as of an interim date. As of September 30, 2011, our net book value was significantly above the market capitalization of our common stock. During June 2011 and continuing through September 2011, we observed a strong correlation between the decline in our market capitalization and the decline in pricing in the solar wafer market, caused by an overall softening of demand in the solar materials supply chain. We evaluated the following items, among others, in determining whether there were impairment indicators requiring an evaluation of goodwill impairment as of an interim date: the impact of solar wafer price declines on our Solar Materials reporting unit and on our raw material costs for our Solar Energy reporting unit; advanced materials technologies at our Solar Materials reporting unit; the financial performance of each reporting unit in fiscal year 2011 to date; and our internal forecast data. We determined that there were indicators of potential impairment due to the items previously mentioned and the sustained decline in our common stock price resulting in a market capitalization below book value. Based on the above, we determined that there was a triggering event, which required us to perform a Step 1 goodwill impairment analysis for the interim period ended September 30, 2011 on both the Solar Materials and Solar Energy reporting units' goodwill.

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

Solar Materials reporting unit

In performing this test for our Solar Materials reporting unit, we made a downward revision in the forecasted cash flows as a result of a decrease in the market price for silicon products and weaker demand for solar products. Our analysis also included considerations of our market capitalization. Based on the results of our analysis in which we estimated the fair value of the goodwill as of September 30, 2011, we concluded that the carrying value of goodwill exceeded its fair value and, as a result, recorded an impairment charge totaling $56.4 million during the quarter ended September 30, 2011. This impairment charge was entirely associated with our Solaicx acquisition completed in July 2010 and represented the full carrying value of the goodwill related to the Solar Materials reporting unit.

Solar Energy reporting unit

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

During the three months ended December 31, 2011, conditions in the solar industry continued to decline, including selling prices of solar energy systems. These declines were due to continued softening in demand for the systems, including recent announcements of decreases in government funded solar energy subsidies. We believe these economic factors caused our market capitalization to deteriorate during the three months ended December 31, 2011. We performed an updated analysis to estimate the fair value of our Solar Energy reporting unit, which included a reconciliation by reporting unit to our market capitalization. The carrying value was in excess of fair value requiring a Step 2 analysis to be performed. The Step 2 goodwill impairment analysis required that we estimate the fair values of all assets and liabilities and compare the resulting net assets to our estimated fair value of the reporting unit. The estimate of fair values included Level 1, 2 and 3 inputs and included assumptions such as the replacement cost of property, plant and equipment, sales value of inventories and work-in-process and debt fair values based on rates a market participant would use. Based on this analysis, the estimated fair value of the Solar Energy reporting unit was determined to be below the estimated fair value of the net assets and goodwill was estimated to be zero. Therefore, we impaired the goodwill of the Solar Energy reporting unit of $384.1 million in the three month period ended December 31, 2011. After this impairment charge, which included goodwill associated with the acquisitions of SunEdison, FRV U.S., and three other 2011 acquisitions, the goodwill balance was zero as of December 31, 2011.

Changes in goodwill for the year ended December 31, 2011 are as follows:

In millions	January 1, 2011	Acquisitions (see Note 4)	Impairments	December 31, 2011
Solar Energy	$342.7	$97.8	$(440.5)	$—
Total	$342.7	$97.8	$(440.5)	$—

11. DEBT AND CAPITAL LEASE OBLIGATIONS
Debt (including consolidated VIEs) and capital lease obligations outstanding consist of the following:

	As of December 31, 2012			As of December 31, 2011
	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term
In millions
Non-Solar energy system debt and capital leases:
Senior notes	$550.0	$—	$550.0	$550.0	$—	$550.0
Second lien term loan, including amortization of discount	196.1	—	196.1	—	—	—
Long-term notes	16.0	3.4	12.6	21.4	3.7	17.7
Total Non-Solar energy system debt and capital leases	$762.1	$3.4	$758.7	$571.4	$3.7	$567.7
Solar energy system debt, financings and capital leaseback obligations:
Short-term debt, weighted average interest rate of 6.47% and 6.23%, respectively	$14.7	$14.7	$—	$77.2	$77.2	$—
System construction and term debt	271.3	61.3	210.0	305.8	27.9	277.9
Capital leaseback obligations	93.3	7.5	85.8	107.8	13.3	94.5
Financing leaseback obligations	1,107.2	14.3	1,092.9	837.0	8.4	828.6
Other system financing transactions	119.7	—	119.7	27.6	17.4	10.2
Total Solar energy system debt, financings and capital leaseback obligations	$1,606.2	$97.8	$1,508.4	$1,355.4	$144.2	$1,211.2
Total debt outstanding	$2,368.3	$101.2	$2,267.1	$1,926.8	$147.9	$1,778.9

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

In addition, the indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among other things: failure to make payments on the 2019 Notes when due, failure to comply with covenants under the indenture, failure to pay other indebtedness or acceleration of maturity of other indebtedness, failure to satisfy or discharge final judgments and occurrence of bankruptcy events. As of December 31, 2012, we were in compliance with all covenants in the indenture governing the 2019 Notes.
Revolving Credit Facility
Our corporate revolving credit facility with Bank of America, N.A. has an aggregate principal amount of $400.0 million (the “Credit Facility”).
The Credit Facility has a term of three years and expires in March of 2014. Our obligations under the facility are guaranteed by certain domestic subsidiaries of MEMC. Our obligations and the guaranty obligations of the subsidiaries are secured by liens on and security interests in substantially all present and future assets of MEMC and the subsidiary guarantors, including a pledge of the capital stock of certain domestic and foreign subsidiaries of MEMC.
Interest under the Credit Facility will accrue, depending on the type of borrowing, at the base rate (in the case of base rate loans and swing line loans) or the eurocurrency rate (in the case of eurocurrency rate loans), plus, in each case, an applicable rate that varies from (currently 3.75%) for the eurocurrency rate to (currently 2.75%) for the base rate, depending on our consolidated leverage ratio. Interest is due and payable in arrears at the end of each interest period (no less than quarterly) and on the maturity date of the Credit Facility. Principal is due on the maturity date. Commitment fees of 0.50% are payable quarterly on the unused portion of the aggregate commitment of $400 million. Letter of credit fees are payable quarterly on the daily amount available to be drawn under a letter of credit at an applicable rate that varies (currently 2.75%), depending on our consolidated leverage ratio.
On February 28, 2012, we amended our Credit Facility to reduce our expected minimum liquidity covenant of $500 million to $450 million and $350 million for the first and second quarters of 2012, respectively.
On May 8, 2012, we further amended our Credit Facility to allow for a consolidated leverage ratio of not greater than 3.0 to 1.0 for the second and third quarters of 2012 and to set our minimum liquidity covenant at $400 million for the third quarter of 2012. In the fourth quarter of 2012, our consolidated leverage ratio covenant reverted back to 2.5 to 1.0, and our minimum liquidity covenant under this facility will require a minimum liquidity amount based on our trailing twelve month consolidated EBITDA. Our minimum liquidity covenant amount will be $500 million in the event our trailing twelve month consolidated EBITDA is less than $400 million. In the event the trailing twelve month consolidated EBITDA is greater than or equal to $400 million and less than $600 million, our minimum liquidity amount will be $400 million. In the event it is greater than or equal to $600 million and less than $850 million, our minimum liquidity will be $300 million. Finally, if our trailing twelve month consolidated EBITDA is greater than or equal to $850 million, then no minimum liquidity amount is required. The interest rates on borrowings under the Credit Facility were also amended to the eurocurrency rate plus 3.75% and the base rate plus 2.75%, as applicable. The Credit Facility was also amended to permit us to incur up to $250 million of convertible or subordinated unsecured indebtedness, subject to compliance with certain conditions.
In order to accommodate the Term Loan described below, the Credit Facility was further amended on September 28, 2012. We incurred $2.0 million in debt issuance costs, which is amortized into the condensed consolidated statement of operations and comprehensive (loss) income over the remaining term of the Credit Facility. There were no changes to the maximum capacity or stated interest rate as part of the amendment, although the Credit Facility lenders and Term Loan lenders entered into a customary intercreditor agreement.
The Credit Facility contains representations, covenants and events of default typical for credit arrangements of comparable size, including maintaining a consolidated leverage ratio and a variable minimum liquidity amount.  The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness in excess of $35.0 million, excluding our non-recourse indebtedness. Our liquidity position was in excess of the minimum liquidity amount by $350.7 million and our consolidated leverage ratio was 1.8 at December 31, 2012.

During 2012 and 2011 we had no borrowings outstanding under this facility, although we had approximately $121.8 million and $173.0 million, respectively, of outstanding third party letters of credit backed by this facility at each year end, which reduces the available capacity.  Therefore, funds available under this facility were $278.2 million and $227.0 million as of December 31, 2012 and December 31, 2011, respectively. We were in compliance with all covenants under this facility at December 31, 2012.
Long-term Notes
Long-term notes at December 31, 2012 totaling $16.0 million are owed to a bank by our Japanese subsidiary, are guaranteed by MEMC, and are secured by the property, plant and equipment of our Japanese subsidiary. These loans mature in years ranging from 2013 to 2017. The guarantees would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.
Second Lien Term Loan Credit Agreement
During the third quarter of 2012, we entered into a Second Lien Credit Agreement ("Term Loan") with Goldman Sachs Bank USA and Deutsche Bank Securities Inc. providing for a term loan maturing on October 2, 2017, in an aggregate principal amount of $200.0 million, with a 2.0% discount to par for proceeds of $196.0 million. Additionally, we incurred $10.8 million in debt issuance costs, which are amortized into the condensed consolidated statement of operations and comprehensive (loss) income over the 5 year term. Interest under the Term Loan will accrue, depending on the type of borrowing, at the base rate or the eurocurrency rate, with a floor of 1.50%, plus an applicable rate equal to 9.25% for the eurocurrency rate and 8.25% for the base rate. Interest is due and payable in arrears at the end of each interest period, no less than quarterly, and on the maturity date. As of December 31, 2012, the current interest rate on the Term Loan is 10.75%.

The obligations under the Term Loan are guaranteed by certain of our domestic subsidiaries pursuant to a guaranty agreement executed by each such subsidiary. Our obligations and the guaranty obligations of the subsidiaries are secured by second priority liens on and security interests in substantially all of our present and future assets and the assets of the subsidiary guarantors, including a pledge of the capital stock of domestic and foreign subsidiaries.

We may elect to prepay amounts due under the Term Loan with prior notice to the administrative agent. Any voluntary prepayments made on or prior to March 31, 2014 are subject to yield maintenance payments to the lenders in an amount not less than 3.0% of the principal amount then being prepaid. Voluntary prepayments made after March 31, 2014 but on or prior to March 31, 2015 are subject to a call premium of 3.0% of the principal amount then being prepaid. The call premium reduces to 1.0% for prepayments made after March 31, 2015 but on or prior to March 31, 2016. We may make prepayments after March 31, 2016 without penalty.

Similar to the revolving Credit Facility with Bank of America, N.A. (discussed above), the Term Loan contains affirmative and negative covenants. These include but are not limited to limiting the company's and certain of our subsidiaries' ability, subject to certain exceptions and qualifications, to (i) create, incur, assume or suffer any liens on assets or revenues, (ii) make other restricted payments and investments, (iii) incur indebtedness, (iv) make certain transactions with affiliates, (v) merge, consolidate or sell/dispose of assets, (vi) enter into burdensome agreements, (vii) engage in any material line of business different from current lines, or (viii) prepay indebtedness or amend indebtedness that aversely impacts the Term Loan lenders. These covenants are subject to a number of qualifications and limitations.

Additionally, the Term Loan has financial covenants requiring a consolidated leverage ratio of 3.0 to 1.0 on December 31, 2012 and minimum liquidity levels depending on our trailing twelve-month consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA). Our minimum liquidity covenant amount will be $400 million in the event our trailing twelve month consolidated EBITDA is less than $400 million. In the event the trailing twelve month consolidated EBITDA is greater than or equal to $400 million and less than $600 million, our minimum liquidity amount will be $300 million. In the event it is greater than or equal to $600 million and less than $850 million, our minimum liquidity will be $200 million. Finally, if our trailing twelve month consolidated EBITDA is greater than or equal to $850 million, then no minimum liquidity amount is required. As of December 31, 2012, we were in compliance with all covenants of the Term Loan.

Solar Energy System Debt, Financings and Capital Leaseback Obligations
Our solar energy systems for which we have short-term and long-term debt, capital leaseback and finance obligations are included in separate legal entities. Of this total debt outstanding, $1,562.9 million relates to project specific non-recourse financing that is backed by solar energy system operating assets. This debt has recourse to those separate legal entities but no recourse to MEMC or SunEdison under the terms of the applicable agreements. The recourse finance obligations above are fully collateralized by the related solar energy system assets. These obligations may also include limited guarantees by MEMC or SunEdison related to operations, maintenance and certain indemnities.

Short–term Debt

On September 30, 2011, SunEdison amended and restated its non-recourse project construction financing revolver, which has a term of three years, from $50.0 million to $300.0 million. Interest on borrowings under the agreement will be based on our election at LIBOR plus an applicable margin (currently 3.50%) or at a defined prime rate plus an applicable margin (currently 2.50%). The construction financing revolver also requires SunEdison to pay various fees, including a commitment fee (currently 1.10%). The construction financing revolver will be used to support the construction costs of utility and rooftop solar energy systems throughout the U.S. and Canada. The construction loans are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and is secured by a pledge of the collateral, including the project contracts and equipment. This revolver also includes a customary material adverse effects clause whereby a breach may disallow a future draw but not acceleration of payment. This revolver also maintains a cross default clause whose remedy, among other rights, includes the right to restrict future loans as well as the right to accelerate principal and interest payments. Because this is non-recourse financing, covenants relate specifically to the collateral amounts and transfer of right restrictions.

During 2012, due to various amendments and lenders entering and exiting the facility, the non-recourse construction financing revolver capacity was lowered from $300.0 million to $150.0 million. Under the terms of the amendments, if our Corporate Family or Corporate Credit Rating for Moody's Investors Service ("Moody's") falls below "B1" or our Standard and Poor ("S&P") rating falls below "B+", we will be required to post, at our election, a letter of credit or surety bond equal to 15.0% of the total outstanding balance in order to continue to make additional borrowings under this facility. As of December 31, 2012, our ratings were "B3" and "BB" for Moody's and S&P respectively. Because our Corporate Family Rating for Moody's was below "B1", a letter of credit equal to 15.0% of the $7.4 million outstanding balances was posted as of December 31, 2012. Additionally, $3.9 million of deferred financing fees were charged to interest expense during the second quarter of 2012, as a result of the amendments made to our non-recourse project construction financing revolver. No similar charges were incurred in the comparable period of 2011 or 2010.

As of December 31, 2012 and December 31, 2011, there was $7.4 million and $77.2 million, respectively, outstanding on this construction revolver.

In the event additional construction debt is needed and the remainder of the original capacity is not renewed or replaced, we have the ability to draw upon the available capacity of our revolving credit facility (discussed above). In the event we cannot renew, replace or backfill the remainder of the original capacity with other financing or have adequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans, financial position and results of operations.
System Construction and Term Debt

SunEdison typically finances its solar energy projects through project entity specific debt secured by the project entity's assets (mainly the solar energy system) with no recourse to MEMC or SunEdison. Typically, these financing arrangements provide for a construction loan, which upon completion will be converted into a term loan, and generally do not restrict the future sale of the project entity to a third party buyer. On December 31, 2012, SunEdison had system construction and term debt outstanding of $271.3 million. Of this amount, $188.7 million relates to variable rate debt with interest rates that are tied to either the London Interbank Offered Rate, the Euro Interbank Offer Rate, the Canadian Dollar Offered Rate or the PRIME rate. The variable interest rates have primarily been hedged by our outstanding interest rate swaps as discussed in Note 5. The interest rates on the remaining construction and term debt range from 3.0% to 12.0%. The maturities range from 2013 to 2033 and these facilities are collateralized by the related solar energy system assets with a carrying amount of $80.5 million.

During the second quarter of 2012, we violated covenants of two non-recourse solar energy system loans totaling $24.1 million as a result of the devaluation of the local currency (Indian Rupee). On September 28, 2012, we obtained a waiver from the lender for the covenant violations, which has a grace period until November 20, 2013. During the grace period, the debt will be classified as short-term debt.  We can make no assurances that the covenants will be met after the grace period. The solar energy systems for these two project companies collateralize the loans and there is no recourse outside of these project companies.

Capital Leaseback Obligations

We are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. On December 31, 2012, SunEdison had $93.3 million of capital lease obligations outstanding. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system and the transaction is not subject to real estate accounting. The terms of the leases are typically 25 years with certain leases providing terms as low as 10 years and providing for early buyout options. The specified rental payments are based on projected cash flows that the solar energy system will generate. Since the SunEdison acquisition date on November 20, 2009, SunEdison has not entered into any arrangements that have resulted in accounting for the sale leaseback as a capital lease.
Financing Leaseback Obligations
As more fully described in Note 2, Revenue Recognition - Financing arrangements, in certain transactions we account for the proceeds of sale leasebacks as financings, which are typically secured by the solar energy system asset and its future cash flows from energy sales, but without recourse to MEMC or SunEdison under the terms of the arrangement. The structure of the repayment terms under the lease results in negative amortization throughout the financing period, and we therefore recognize the lease payments as interest expense. The balance outstanding for sale leaseback transactions accounted for as financings as of December 31, 2012 is $1,107.2 million, which includes the below mentioned transactions. The maturities range from 2021 to 2037 and are collateralized by the related solar energy system assets with a carrying amount of $1,105.8 million.

On March 31, 2011, one of SunEdison's project subsidiaries executed a master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by SunEdison. The total capacity under this agreement is $120.0 million, of which $68.0 million is outstanding and $52.0 million is available as of December 31, 2012. The specified rental payments will be based on projected cash flows that the solar energy systems will generate.

On September 24, 2012, one of SunEdison's project subsidiaries executed a master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by SunEdison. The total capacity under this agreement was $52.5 million, of which $26.9 million is outstanding and $25.6 million was available as of December 31, 2012. The specified rental payments will be based on projected cash flows that the solar energy systems will generate.
Other System Financing Transactions

Other system financing transactions represent the cash proceeds that SunEdison received in connection with an executed solar energy system sales contract that has not met the sales recognition requirements under real estate accounting and has been accounted for as a financing. Included in other system financing is $17.6 million of proceeds collected under three separate solar energy system sales agreements with the buyer that provides the buyer with a put option that could become an obligation in the event that we are unable to fulfill certain performance warranties set to expire during 2015. The remaining portion of other system financings of $102.1 million relates to cash proceeds received in connection with separate solar energy system sales contracts for which SunEdison has substantial continuing involvement. There are no principal or interest payments associated with these transactions. Of the $102.1 million, $39.5 million relates to two projects sold in Italy which did not meet the requirements to record revenue due to an indemnification that expires in 2016. The remaining amount relates to six projects sold in the United States, Korea, and Canada.

Other Facilities

Other Financing Commitments
We have short-term committed financing arrangements of approximately $32.3 million at December 31, 2012, of which there were no short-term borrowings outstanding as of December 31, 2012. Of this amount, $13.5 million is unavailable because it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.

During the years ended December 31, 2012 and 2011, we capitalized $19.9 million and $18.1 million of interest to the consolidated balance sheet, respectively.

Maturities
The aggregate amounts of payments on long-term debt, excluding financing leaseback obligations, after December 31, 2012 are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
In millions
Maturities of long-term debt (a)	$64.6	$30.8	$28.6	$51.0	$206.7	$771.2	$1,152.9

(a) Included in maturities of long-term debt is $119.7 million of maturities relating to other system financing transactions that represent the contract price for solar energy systems under existing sales contracts that contain certain contractual provisions that preclude sale treatment under real estate accounting rules. We account for these transactions as financings of $17.6 million and $102.1 million that will mature upon the expiration of the contractual provisions that preclude sale treatment in years 2015 and thereafter, respectively. These could become payment obligations in the event we default under the executed sales agreement, and the buyer may execute its contractual option to put (sell) the project back to SunEdison for a full refund of the contract price.

The aggregate amounts of payments on capital leases after December 31, 2012 are as follows:

In millions
2013	$9.8
2014	6.6
2015	5.3
2016	5.7
2017	5.8
Thereafter	90.9
Total minimum lease payments	124.1
Less amounts representing interest	(30.8)
Present value of minimum lease payments	93.3
Less current portion of obligations under capital leases	(7.5)
Noncurrent portion of obligations under capital leases	$85.8

The aggregate amounts of minimum lease payments on our financing leaseback obligations are $890.2 million. Payments from 2013 through 2017 are as follows:

In millions	2013	2014	2015	2016	2017
Minimum lease payments	$60.5	$48.5	$46.4	$42.9	$40.9

12. STOCKHOLDERS’ EQUITY
Preferred Stock
We have 50.0 million authorized shares of $.01 par value preferred stock and no preferred shares issued and outstanding as of December 31, 2012 and 2011. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.
Common Stock
Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the amended and restated credit facility (see Note 11). There were no dividends declared or paid during the years ended December 31, 2012, 2011 and 2010.
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
Our Board of Directors has approved a $1.0 billion stock repurchase program. The stock repurchase program allows MEMC to purchase common stock from time to time on the open market or through privately negotiated transactions using available cash. The specific timing and amount of repurchases will vary based on market conditions and other factors and may be modified, extended or terminated by the Board of Directors at any time. No shares were repurchased in 2012, 2011, or 2010 under the stock repurchase program. From inception through December 31, 2012, we have repurchased 9.0 million shares at a total cost of $448.0 million.
Redeemable Noncontrolling Interest

On June 27, 2012, we issued redeemable common stock in certain consolidated subsidiaries to a non affiliated third party representing a 15% noncontrolling interest in those consolidated subsidiaries. We received cash proceeds of $11.4 million in 2012 as consideration for the redeemable stock issuance, which was initially measured and reported net of stock issuance costs of $1.4 million in the temporary equity section on the consolidated balance sheet as Redeemable Noncontrolling Interest. Under the terms of the arrangement, the noncontrolling interest holder has an option to make additional investments up to an aggregate of approximately $55 million. The noncontrolling interest holder also has a contingent right to require us to repurchase the holder's 15% interest at a redemption price that does not represent fair value. The noncontrolling interest becomes redeemable at the earlier of (i) April 15, 2019 or (ii) the occurrence of certain contingent events, including those that are not solely within the control of the company. Accordingly, we have adjusted the redeemable noncontrolling interest to its expected redemption value, resulting in a $1.6 million reduction to retained earnings as of December 31, 2012.
Stock-Based Compensation
We have equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors and consultants. We issue new shares to satisfy stock option exercises. As of December 31, 2012, there were 5.1 million shares authorized for future grant under these plans. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant.
The following table presents information regarding outstanding stock options as of December 31, 2012 and changes during the year then ended with regard to stock options:

	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life
Beginning of year	17,066,401	$19.21
Granted *	16,119,890	2.82
Exercised	—	—
Forfeited	(6,090,871)	11.59
Expired	(5,684,301)	30.20
End of year	21,411,119	$6.12	$7.7	8
Options exercisable at year-end	2,940,515	$17.50	$7.5	6

* Included in the 16,119,890 options granted in 2012 is the 9.4 million market based awards issued to select employees, including senior executives, excluding the chief executive officer.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of our stock. There were no material amounts of option exercises and related cash receipts or tax benefits realized for 2012, 2011 or 2010.

At our May 25, 2012 annual meeting of stockholders, stockholders approved amendments to our equity incentive plans to permit a one-time stock option exchange program pursuant to which certain employees, excluding directors and executive officers, would be permitted to surrender for cancellation certain outstanding stock options with an exercise price substantially greater than our then current trading price in exchange for fewer stock options at a lower exercise price. The option exchange program commenced on July 17, 2012 and closed on August 17, 2012. The number of new stock options replacing surrendered eligible options was determined by an exchange ratio dependent on the exercise price of the original options and constructed to result in the new option value being approximately equal to the value of surrendered options. The program was designed to cause us to incur minimal incremental stock-based compensation expense in future periods. The option exchange resulted in the cancellation of 6.9 million old options and the issuance of 2.0 million new options with an award date of August 20, 2012 and a new exercise price of $2.77 per share. The cancelled options are reflected in the rollforward above as either forfeited or expired, depending on whether or not the old options were vested or not. New options issued in the exchange will vest over a two or three year period depending on whether the surrendered options were fully or partially vested. The incremental fair value created under the stock option exchange was $0.2 million, and this cost will be recognized on a straight line basis over the two or three year vesting period. The compensation cost of the original awards will continue to be expensed under the original vesting schedule.

During the third quarter 2012, we granted an aggregate of 9.4 million options with a 10-year contractual term to select employees, including senior executives, excluding the chief executive officer. The options will vest in three tranches one year after MEMC stock achieves the following three price hurdles for 30 consecutive calendar days: $7.00, $10.00 and $15.00. If the individual price hurdles are not met within five years of the grant date, the options tied to that individual price hurdle will be cancelled. The grant date fair value of these awards was $11.0 million and this compensation cost will be expensed on a straight line basis over the service period of each separately identified tranche. The grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term. Because the vesting of these awards is based on stock price performance (i.e. a market condition), it is classified as an equity award. The market price hurdles were not met during 2012.
Our weighted-average assumptions are as follows:

	2012	2011	2010
Risk-free interest rate	0.8%	1.7%	1.8%
Expected stock price volatility	68.1%	65.7%	67.0%
Expected term until exercise (years)	4	4	4
Expected dividends	—%	—%	—%
The weighted-average grant-date fair value per share of options granted was $1.18, $5.94 and $7.04 for 2012, 2011 and 2010, respectively. As of December 31, 2012, $36.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 3.4 years.
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
In conjunction with our purchase of SunEdison on November 20, 2009, we approved a Special Inducement Grant Plan. Pursuant to this plan, SunEdison’s senior management and certain continuing SunEdison employees received an aggregate of 584,372 restricted stock units which cliff vested on the one year anniversary date of the acquisition. Also under this plan, continuing SunEdison employees were granted an additional aggregate of 1,644,529 restricted stock units which will be subject to both future performance and time vesting requirements. The performance requirements of this latter set of grants are tied to the same metrics as the contingent consideration payable to SunEdison unit holders. SunEdison met its performance requirements and the former SunEdison employees had the following vesting schedule: (i) 34% of such earned grants vested on January 31, 2011, (ii) 33% vested on December 31, 2011, and (iii) the remaining 33% vested on December 31, 2012. The expense associated with these RSUs was not considered part of the purchase price of SunEdison because the employees were required to render future service in order to vest in these awards and thus, the compensation expense is recognized over the future vesting periods as the services are rendered. The amount of stock compensation expense for the year ended December 31, 2012, 2011 and 2010 related to the cliff vesting awards was $0.0, $1.6 million and $6.2 million, respectively. The amount of stock compensation expense for the year ended December 31, 2012, 2011 and 2010 related to the performance awards was $2.7 million, $3.2 million and $8.1 million, respectively.
The following table presents information regarding outstanding restricted stock units as of December 31, 2012 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life
Beginning of year	4,692,159
Granted	1,469,549
Converted	(680,611)
Forfeited	(1,079,329)
End of year	4,401,768	$13.7	2

At December 31, 2012, there were no restricted stock units which were convertible. As of December 31, 2012, $18.9 million of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of approximately 2 years. The weighted-average fair value of restricted stock units on the date of grant was $3.06, $11.09 and $14.64 in 2012, 2011 and 2010, respectively.
The amount of stock-based compensation cost capitalized into inventory and fixed assets was not material for the years ended December 31, 2012, 2011 and 2010. Further, the recognition of excess tax benefits from share-based payment arrangements was not material for the years ended December 31, 2012, 2011 and 2010.
Stock-based compensation expense recorded for the years ended December 31, 2012, 2011 and 2010 was allocated as follows:

	2012	2011	2010
In millions
Cost of goods sold	$5.9	$5.9	$5.7
Marketing and administration	21.7	32.5	40.8
Research and development	3.8	5.0	4.7
Stock-based employee compensation	$31.4	$43.4	$51.2

13. (LOSS) EARNINGS PER SHARE
In 2012, 2011 and 2010, basic and diluted (loss) earnings per share (EPS) were calculated as follows:

	2012		2011		2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted
In millions, except per share amounts
EPS Numerator:
Net (loss) income attributable to common stockholders	$(150.6)	$(150.6)	$(1,536.0)	$(1,536.0)	$34.4	$34.4
Adjustment of redeemable noncontrolling interest	(1.6)	(1.6)	—	—	—	—
Adjusted net (loss) income to common stockholders	$(152.2)	$(152.2)	$(1,536.0)	$(1,536.0)	$34.4	$34.4

EPS Denominator:
Weighted-average shares outstanding	230.9	230.9	229.9	229.9	226.9	226.9
Stock options and restricted stock units	—	—	—	—	—	1.2
Common stock related to acquisitions	—	—	—	—	—	2.1
Total shares	230.9	230.9	229.9	229.9	226.9	230.2
(Loss) earnings per share	$(0.66)	$(0.66)	$(6.68)	$(6.68)	$0.15	$0.15

Common stock related to acquisitions reflects the impact of the SunEdison contingent consideration as discussed in Note 19.
As part of the acquisition agreement for SunEdison, a portion of the shares issued in conjunction with the purchase were held in escrow. During the third quarter of 2011, the majority of those shares and cash held in escrow were released. Additional shares and cash were released in 2012 and the remaining shares and cash are scheduled to be released from escrow, if at all, in 2013.
In 2012 and 2011, all options to purchase MEMC stock and restricted stock units were excluded from the calculation of diluted EPS because the effect was antidilutive due to the net loss incurred for the respective periods. In 2010, options and restricted stock units to purchase 15.5 million shares of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive.

14. INCOME TAXES
The net loss before income tax expense (benefit) and equity in (loss) earnings of joint ventures consists of the following:

	For the year ended December 31,
	2012	2011	2010
In millions
U.S.	$(261.1)	$(780.6)	$(157.8)
Foreign	179.6	(603.5)	145.3
Total	$(81.5)	$(1,384.1)	$(12.5)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2012:
U.S. Federal	$38.9	$(0.2)	$38.7
State and local	(14.0)	0.7	(13.3)
Foreign	47.5	(8.0)	39.5
Total	$72.4	$(7.5)	$64.9
Year ended December 31, 2011:
U.S. Federal	$6.7	$37.2	$43.9
State and local	4.6	4.7	9.3
Foreign	15.9	4.0	19.9
Total	$27.2	$45.9	$73.1
Year ended December 31, 2010:
U.S. Federal	$(46.6)	$(29.6)	$(76.2)
State and local	(3.8)	(2.3)	(6.1)
Foreign	44.2	(15.2)	29.0
Total	$(6.2)	$(47.1)	$(53.3)

Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to loss before income taxes and equity in (loss) earnings of joint ventures. The “Effect of foreign operations” includes the net reduced taxation of foreign profits from combining jurisdictions with rates above and below the U.S. federal statutory rate and the impact of U.S. foreign tax credits.

	For the year ended December 31,
	2012	2011	2010
Income tax at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
Increase (reduction) in income taxes:
Effect of foreign operations	(71.6)	19.3	(47.4)
Foreign incentives	(5.7)	(1.1)	(121.6)
Foreign repatriation	(2.1)	0.4	(91.7)
State income taxes, net of U.S. Federal benefit	(16.6)	0.7	(26.8)
Tax authority positions, net	3.8	1.2	(97.0)
Valuation allowance	183.2	15.1	—
Other, net	23.6	4.7	(6.9)
Effective tax expense (benefit) rate	79.6%	5.3%	(426.4)%

The 2012 net expense is primarily the result of the worldwide operational earnings mix at various rates, charges recognized to establish valuation allowances on certain deferred tax assets due to the likely inability to realize benefit for certain future tax deductions, a net increase to the reserve for uncertain tax positions, and the impact of examination of tax returns by the Internal Revenue Service (“IRS”), partially offset by the release of a valuation allowance in a foreign jurisdiction.

The 2011 net expense is primarily the result of charges taken to value certain deferred tax assets as a result of the continued decline in solar market conditions, the restructuring charges announced on December 8, 2011, and cumulative losses in the U.S. and certain foreign jurisdictions. The domestic impact is the combination of charges taken related to certain deferred tax and the impact, including foreign tax credits, of the deemed repatriation of the earnings of certain foreign subsidiaries. The foreign impact is a net tax expense lower than the U.S. federal income tax rate due to lower statutory tax rates, available tax incentives and reserves for uncertain tax positions. The 2010 net benefit is the result of a benefit associated with the mix of earnings and losses amongst domestic and foreign locations.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 5% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2012, 2011 and 2010 of approximately $4.6 million, $15.7 million and $15.0 million, respectively. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The company is in compliance with the qualifying condition of their tax incentives. The last of these incentives will expire between 2013 and 2022.
During the quarter ended June 30, 2010, we concluded an IRS examination for the 2006 and 2007 tax years and, as a result, we recorded favorable and unfavorable adjustments to our accrual for uncertain tax positions. We received proposed taxable income adjustments from the IRS related to various cost allocations and taxable income adjustments attributable to our foreign operations. The settlement of those positions resulted in an increase to the accrual of $29.9 million. The resolution of these matters resulted in an assessment of $31.6 million, which included penalties and interest of $5.0 million, net of $2.3 million of federal benefit. Additionally, MEMC had uncertain tax positions for deductions and tax credits that were effectively settled during the exam which reduced the accrual by $51.0 million. The net effect to our tax provision for the closure of the exam was a $15.5 million tax benefit.
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
During 2009, we determined that the undistributed earnings of one of our foreign wholly-owned subsidiaries would be remitted to the U.S. in the foreseeable future. These earnings were previously considered permanently reinvested in the business, and the deferred tax asset related to these earnings was not recognized. The deferred tax effect of this newly planned remittance was recorded as a discrete net income tax benefit in the amount of $2.4 million in the year ended December, 31 2009 and an additional benefit of $11.3 million for the year ended December 31, 2010. Due to the restructuring announcement made on December 8, 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future, and the deferred tax benefit previously recorded of $13.4 million has been reversed in 2011. Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $382.7 million and $1,031.6 million at December 31, 2012 and 2011, respectively, because such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to our undistributed earnings is not practicable.
Uncertain Tax Positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2012	2011
In millions
Beginning of year	$46.2	$30.4
Additions based on tax positions related to the current year	7.8	15.9
Reductions for tax positions of prior years	(3.1)	(0.1)
End of year	$50.9	$46.2

At December 31, 2012 and 2011, we had $53.2 million and $48.3 million, respectively, of unrecognized tax benefits, net of U.S. federal, state and local deductions, associated with open tax years for which we are subject to audit in various U.S. federal, and various state and foreign jurisdictions. This also includes estimated interest and penalties. The current change to the reserve includes an increase of $4.7 million primarily related to taxable income adjustments attributable to foreign operations. All of our unrecognized tax benefits at December 31, 2012 and 2011 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2003 through 2011 tax years.
During the years ended December 31, 2012 and 2011, we recognized approximately $0.2 million and $0.4 million, respectively, in interest and penalties and had approximately $2.3 million and $2.1 million accrued at December 31, 2012 and 2011, respectively, for the payment of interest and penalties.

Deferred Taxes
The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2012	2011
In millions
Deferred tax assets:
Inventories	$14.9	$17.1
Restructuring liabilities	31.2	42.5
Expense accruals	52.0	53.1
Solar energy systems	461.9	366.7
Deferred revenue	66.3	4.4
Property, plant and equipment	35.7	54.1
Pension, medical and other employee benefits	12.2	27.2
Foreign repatriation	3.4	3.4
Net operating loss carryforwards	132.3	91.5
Foreign tax credits	70.8	28.8
Other	75.6	38.4
Total deferred tax assets	956.3	727.2
Valuation allowance	(510.5)	(415.7)
Net deferred tax assets	445.8	311.5
Deferred tax liabilities:
Solar energy systems	(286.7)	(191.2)
Other	(74.2)	(12.4)
Total deferred tax liabilities	(360.9)	(203.6)
Net deferred tax assets	$84.9	$107.9

The solar energy systems deferred tax asset of $461.9 million is entirely associated with the Solar Energy segment. For tax purposes, income is recognized in the initial transaction year for all solar system sales and sale leasebacks; Note 2 discusses the book accounting for each of the different revenue recognition policies. The deferred tax asset represents the future disallowance of deferred book revenue recognized in post transaction years.
Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the consolidated balance sheet:

	As of December 31,
	2012	2011
In millions
Current deferred tax assets, net (recorded in prepaids and other current assets)	$90.8	$63.1
Non-current deferred tax (liabilities) assets, net	(5.9)	44.8
Total	$84.9	$107.9

Our net deferred tax assets totaled $84.9 million at December 31, 2012 compared to $107.9 million at December 31, 2011. In 2012, the decrease of $23.0 million in net deferred tax assets is primarily attributable to a net increase in valuation allowances of $94.8 million, partially offset by additional deferred tax assets associated with future disallowances of deferred book revenue for solar energy systems. Deferred tax assets generated in 2012 were reduced by recognizing an increase in the valuation allowance associated with our U.S. operations, which were in a three-year cumulative loss position in both 2011 and 2012. This contributed to the majority of the increase in the valuation allowance in 2012. At December 31, 2012, we have valuation allowances of $510.5 million. We believe that it is more likely than not, with our projections of future taxable income in certain jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $84.9 million. At December 31, 2012, we had deferred tax assets associated with net operating loss carryforwards of $6.9 million in certain foreign jurisdictions; if unused, these will expire in 2022.

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
Effective January 1, 2012, the amortization period for the unamortized unrealized loss was changed to the remaining life expectancy of the plan participants, which was derived from an actuarial mortality table. This change was triggered since substantially all the plan participants are now inactive/retired. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.
Net periodic post-retirement benefit cost (income) consists of the following:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2012	2011	2010	2012	2011	2010
In millions
Service cost	$1.1	$2.9	$2.9	$—	$—	$—
Interest cost	7.8	9.4	9.6	0.8	1.1	1.4
Expected return on plan assets	(13.8)	(15.4)	(14.3)	—	—	—
Amortization of prior service cost	—	—	—	(0.7)	(0.5)	(0.5)
Net actuarial loss (gain)	4.1	7.9	8.5	(0.5)	(1.5)	(1.6)
Settlement charges	6.7	—	—	—	—	—
Net periodic benefit cost (income)	$5.9	$4.8	$6.7	$(0.4)	$(0.9)	$(0.7)
In 2012, the MEMC pension plans experienced significant lump sum payment activity related to the 2011 global reduction in force previously described in Note 3. This event triggered settlement accounting with both the US and foreign plans because there were significant pension benefit obligations settled during 2012.

To determine pension and other post-retirement and post-employment benefit measurements for the plans, we use a measurement date of December 31. The following is a table of actuarial assumptions used to determine the net periodic benefit cost (income):

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2012	2011	2010	2012	2011	2010
Weighted-average assumptions:
Discount rate	3.65%	4.58%	5.18%	3.93%	5.09%	5.65%
Expected return on plan assets	8.34%	8.36%	8.38%	NA	NA	NA
Rate of compensation increase	3.62%	3.63%	3.73%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	8.00%	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	5.00%	5.00%	5.75%
Year the rate reaches ultimate trend rate	NA	NA	NA	2018	2017	2016

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2012	2011	2012	2011
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$227.2	$213.3	$20.1	$23.0
Service cost	1.1	2.9	—	—
Interest cost	7.8	9.4	0.8	1.1
Plan participants’ contributions	—	—	0.5	0.8
Plan amendments	—	—	—	(3.9)
Actuarial loss	17.8	19.0	2.3	1.1
Gross benefits paid	(8.7)	(14.9)	(2.2)	(2.0)
Settlements	(21.0)	(2.1)	—	—
Currency exchange gain	(0.7)	(0.4)	—	—
Benefit obligation at end of year	$223.5	$227.2	$21.5	$20.1
Change in plan assets:
Fair value of plan assets at beginning of year	$176.0	$192.2	$—	$—
Actual (loss) gain on plan assets	22.3	(2.4)	—	—
Employer contributions	0.6	1.5	1.7	1.2
Plan participants’ contributions	—	—	0.5	0.8
Settlements	(18.5)	—	—	—
Gross benefits paid	(8.7)	(14.9)	(2.2)	(2.0)
Currency exchange (loss) gain	0.1	(0.4)	—	—
Fair value of plan assets at end of year	$171.8	$176.0	$—	$—
Net amount recognized	$(51.7)	$(51.2)	$(21.5)	$(20.1)
Amounts recognized in statement of financial position:
Other assets, noncurrent	$—	$—	$—	$—
Accrued liabilities, current	(0.6)	(0.7)	(1.4)	(1.2)
Pension and post-employment liabilities, noncurrent	(51.1)	(50.5)	(20.1)	(18.9)
Net amount recognized	$(51.7)	$(51.2)	$(21.5)	$(20.1)

Amounts recognized in accumulated other comprehensive (loss) income (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2012	2011	2012	2011
In millions
Net actuarial loss (gain)	$86.8	$88.2	$(0.3)	$(3.1)
Prior service credit	—	—	(12.1)	(12.8)
Net amount recognized	$86.8	$88.2	$(12.4)	$(15.9)

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost (income) in 2013 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss	$2.6	$—
Prior service credit	—	(0.7)
Total	$2.6	$(0.7)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

	Pension Plans		Health Care and Other Plans
As of December 31,	2012	2011	2012	2011
Weighted-average assumptions:
Discount rate	3.14%	3.65%	3.37%	3.95%
Rate of compensation increase	—%	3.62%	3.75%	3.75%

The composition of our plans and age of our participants are such that, as of December 31, 2012 and 2011, the medical cost trend rate no longer has a significant effect on the valuation of our health care plans.
The U.S. pension plan assets are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at year ended December 31 were as follows:

		Actual Allocation		Fair Value
Asset Category (Dollars in millions)	2012 Target Allocation	2012	2011	2012	2011
Cash	—%	32%	15%	$53.7	$24.8
Equity securities	60%	55%	61%	92.9	105.2
Fixed income securities	40%	13%	24%	21.9	41.6
Total	100%	100%	100%	$168.5	$171.6

Asset Category (In millions)	Asset Value as of December 31, 2012	Asset Value as of December 31, 2011
Cash and cash equivalents	$53.7	$24.8
Equity securities:
U.S. large cap	38.5	50.9
Mid cap	11.1	11.9
Small cap	11.0	11.3
International	22.0	21.3
Emerging markets	10.3	9.8
Fixed income:
Investment grade bonds	8.3	15.8
Corporate bonds	13.6	25.8
Total	$168.5	$171.6

The investment objectives of our pension plan assets are as follows:

•	To achieve a favorable relative return as compared with inflation;

•	To achieve an above average total rate of return relative to capital markets;

•	Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.
Our pension cost (income) and pension liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on plan assets to estimate our pension cost (income) and obligations. We determine the expected return on plan assets based on our pension plans’ intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2012 and 2011 was 8.5% and 8.5%, respectively, the actual return experienced in our pension plan assets in the comparable periods in 2012 and 2011 was 12.8% and (1.3)%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.
Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension and post-employment plans in 2012 totaled $0.6 million and $1.7 million, respectively, and in 2011 totaled $1.5 million and $1.2 million, respectively. The funding status of our U.S pension plan was underfunded by $19.5 million and $19.1 million as of December 31, 2012 and December 31, 2011, respectively, and recorded in pension and post-employment liabilities. Our foreign pension plans and health care and other plans continue to maintain an underfunded status as of December 31, 2012 and 2011 and are recorded in pension and post-employment liabilities. As of December 31, 2012, the accumulated benefit obligation for our U.S. pension plan was $187.9 million and the fair value of plan assets was $168.4 million. We expect contributions to our pension and post-employment plans in 2013 to be approximately $0.0 million and $1.4 million, respectively.
MEMC uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, MEMC measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. As of December 31, 2012 and 2011, the pension plan’s investments in equity and fixed income securities were all valued using Level 1 inputs based on the fair value as determined by quoted market price on a daily basis, except for $53.7 million that was valued using level 3 inputs as of December 31, 2012. This asset is an investment in a group annuity contract and the fair value is estimated to be the contract value of the group annuity contract. The pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. As there is a full guarantee of the contract value and the risk to the plan assets is minimized with such a guarantee the contract value is deemed to be an appropriate approximation of fair value. There were no similar assets as of December 31, 2011.
As discussed above, in 2011 the U.S. pension plan assets decreased to less than the accumulated benefit obligation. As of December 31, 2012 and 2011, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	Pension Plans
	2012	2011
In millions
Projected benefit obligation, end of year	$223.5	$227.2
Accumulated benefit obligation, end of year	$212.5	$216.2
Fair value of plan assets, end of year	$171.8	$176.0

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2013	$18.4	$1.4
2014	$12.2	$1.6
2015	$12.0	$1.5
2016	$12.5	$1.4
2017	$12.3	$1.4
2018-2022	$61.4	$6.5
Defined Contribution Plans
We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our costs included in our consolidated statement of operations totaled $9.1 million, $9.4 million and $6.1 million for 2012, 2011 and 2010, respectively.
Other Employee-Related Liabilities
Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $21.6 million at December 31, 2012 and $20.9 million at December 31, 2011, and is included in other long-term liabilities and accrued liabilities on our balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

16. VARIABLE INTEREST ENTITIES
We are the primary beneficiary of five VIEs in solar energy projects that we consolidated as of December 31, 2012, three of which existed and were consolidated by the company as of December 31, 2011. During the year ended December 31, 2012, one solar energy system project company that was consolidated as of December 31, 2011 was sold and deconsolidated.
The carrying amounts and classification of our consolidated VIEs’ assets and liabilities included in our consolidated balance sheet are as follows:

	As of December 31,
	2012	2011
In millions
Current assets	$10.3	$3.6
Noncurrent assets	56.2	62.7
Total assets	$66.5	$66.3
Current liabilities	$(8.5)	$(10.9)
Noncurrent liabilities	(69.6)	(57.4)
Total liabilities	$(78.1)	$(68.3)

The amounts shown in the table above exclude intercompany balances which are eliminated upon consolidation. All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources. The company has not identified any material VIEs during the year ended December 31, 2012, for which we determined that we are not the primary beneficiary and thus did not consolidate.
17. REVENUE AND PROFIT DEFERRALS

	As of December 31,
	2012	2011
In millions
Deferred revenue and profit for solar energy systems:
Short-term profit deferrals and deposits on solar energy system sales	$113.1	$41.4
Long-term profit deferrals and deposits on solar energy system sales	126.4	138.0
Deferred subsidy revenue	19.6	19.4
Total solar energy system deferred revenue	$259.1	$198.8
Non-solar energy system deferred revenue:
Short-term deferred revenue	$—	$0.7
Long-term deferred revenue	29.2	51.2
Total non-solar energy system deferred revenue	$29.2	$51.9
Total deferred revenue	$288.3	$250.7
Solar Energy System Deferred Revenue
Our Solar Energy segment deferred revenue includes profit deferrals for performance guarantees on systems sold during 2012 and prior periods subject to real estate accounting, customer deposits received for solar energy systems under development, and deferred incentive subsidies that will be amortized over the depreciable life of the system. Profit deferrals for performance guarantees include system production guarantees that generally expire within two years of the system sale date and system uptime guarantees that generally expire during the final years of the system service contract term, which can extend up to twenty years. During the quarter ended December 31, 2012, we recognized revenue of $54.4 million related to profit deferrals on a power guarantee that expired on a 70MW project in Italy that was sold in the fourth quarter of 2010.
In addition to the deferred revenue above, SunEdison may receive upfront incentives or subsidies from various state governmental jurisdictions that are deferred and recognized on a straight-line basis over the depreciable life of the related solar energy system. During 2012, SunEdison received $1.0 million in upfront incentive payments and recognized $0.9 million as revenue.

Non Solar Energy System Deferred Revenue
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

During the second quarter of 2011, we resolved our long-term solar wafer supply agreement with Suntech. The consideration was comprised of the retention by MEMC of $53.0 million of cash previously deposited by Suntech under the supply agreement and held by MEMC at the time of the resolution, and a commitment to pay $67.0 million, which has been paid. Also, MEMC has retained the Suntech warrant originally issued to MEMC in July 2006, which had a related unamortized balance recorded in deferred revenues of $56.4 million prior to the resolution of the long-term solar wafer supply agreement. These three components totaled $176.4 million, of which $149.4 million, $19.4 million and $6.9 million was recorded during the second, third and fourth quarter of 2011, respectively. The remaining $0.7 million was deferred as of December 31, 2011 and was recognized as revenue in the first quarter of 2012.

During the third quarter of 2012, we agreed to terminate a long-term solar wafer supply agreement with Conergy AG. Under the terms of the supply agreement, we were to supply to Conergy solar grade silicon wafers over a ten-year period at pre-determined pricing for certain volumes on a take-or-pay basis. Conergy had agreed to advance funds to us in the form of both refundable and non-refundable deposits pursuant to the agreement. As part of the termination agreement with Conergy, we returned $21.3 million of the deposits and collected $21.2 million under an existing letter of credit established by Conergy in our favor. We expect payment of another $5.5 million, which is secured by a letter of credit, plus interest, that relates to the outstanding payables due to us as of December 31, 2012. In addition, Conergy assigned to us certain operations and maintenance service agreements for solar projects in Germany, Italy and Spain or the option to receive $3.0 million in cash. This assignment is subject to our due diligence. We recognized $37.1 million as revenue during the third quarter 2012 due to the fact that we were relieved of our future performance obligations under the agreement. The retention of the deposit, which was previously reflected as a liability, in satisfaction of the take or pay requirement has been classified as an operating cash inflow in the statement of cash flows.

18. FAIR VALUE MEASUREMENTS
The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying consolidated balance sheets:

	As of December 31, 2012				As of December 31, 2011
Assets (liabilities) in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Available-for-sale investments	$—	$13.4	$—	$13.4	$—	$16.2	$—	$16.2
Suntech warrant	—	—	0.2	0.2	—	—	0.4	0.4
Interest rate swaps and option thereon	—	(5.0)	—	(5.0)	—	(5.6)	—	(5.6)
Currency forward contracts	(6.6)	—	—	(6.6)	1.2	—	—	1.2
Contingent consideration related to acquisitions	—	—	(24.9)	(24.9)	—	—	(90.8)	(90.8)
Total	$(6.6)	$8.4	$(24.7)	$(22.9)	$1.2	$10.6	$(90.4)	$(78.6)

We acquired less than 10% of the common stock of Gintech at the same time as the execution of a long-term supply agreement with that customer. This investment is accounted for at fair value and is classified as a long-term available-for-sale investment.

The Suntech warrant consists of a fully vested, non-forfeitable warrant to purchase common shares of Suntech, a customer, which was received at the time that MEMC signed a long-term supply agreement with Suntech. We use a lattice model to determine the fair value of the Suntech warrant. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech’s stock price volatility, interest rates, expected dividends and the marketability of this investment. The Suntech warrant is considered a derivative and, accordingly, changes in the value of the Suntech warrant are recorded in non-operating expense (income). The notional amount of the warrant was $205.8 million as of December 31, 2012 and 2011.
Our interest rate swaps are considered over the counter derivatives, and fair value is calculated using a present value model with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs, such as yield and credit curves are used within the present value models in order to determine fair value.
The fair value of our currency forward contracts is measured by the amount that would have been paid to liquidate and repurchase all open contracts and was a liability of $6.6 million at December 31, 2012, an asset of $1.2 million at December 31, 2011. See Note 5 for additional discussion.
We have estimated the fair value of the contingent consideration outstanding as of December 31, 2012 related to acquisitions at $24.9 million, which reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure is based on significant inputs that are not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions include (i) a discount rate and (ii) a probability adjustment related to the entities' ability to meet operational metrics. See Note 19 for additional discussion.
There were no transfers into or out of Level 1 and Level 2 financial instruments during the year ended December 31, 2012. During the year ended December 31, 2011, there was a transfer into Level 1 of $80.2 million for the SunEdison contingent consideration as of December 31, 2010, because the fair value of the stock issued was based on the closing price of our stock, which is actively traded and considered a Level 1 input. No other transfers into or out of Level 1 and Level 2 financial instruments occurred during the year ended December 31, 2010. The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2012 and 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
In millions	Suntech Warrant	Contingent Consideration Related to Acquisitions	Other Derivatives	Total
Balance at December 31, 2010	$5.2	$(26.2)	$1.6	$(19.4)
Total unrealized (losses) gains included in earnings	(4.8)	23.2	(1.6)	16.8
Acquisitions	—	(87.8)	—	(87.8)
Balance at December 31, 2011	$0.4	$(90.8)	$—	$(90.4)
Total unrealized gains (losses) included in earnings	$(0.2)	$(15.0)	$—	$(15.2)
Payment of contingent consideration	—	80.9	—	80.9
Balance at December 31, 2012	$0.2	$(24.9)	$—	$(24.7)
The amount of total (losses) gains in 2011 included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31, 2011	$(4.8)	$23.2	$(1.6)	$16.8
The amount of total losses in 2012 included in earnings attributable to the change in unrealized (losses) gains relating to assets and liabilities still held at December 31, 2012	$(0.2)	$(15.0)	$—	$(15.2)
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

The carrying amount of our outstanding short-term debt, long-term debt and leaseback obligations at December 31, 2012 and 2011 was $2,368.3 million and $1,926.8 million, respectively. The estimated fair value of those obligations was $1,736.2 million and $1,333.6 million at December 31, 2012 and 2011, respectively. Fair value of our debt, excluding our 2019 Notes, is calculated using a discounted cash flow model with consideration for our non-performance risk (Level 3 assumptions). The estimated fair value of our 2019 Notes was based upon a broker quotation. The estimated fair value of our solar energy system debt related to sale-leasebacks is significantly lower than the carrying value of such debt because the fair value estimate is based on the fair value of our fixed lease payments over the term of the leases (Level 3 assumptions). Under real estate accounting, this debt is recorded as a financing obligation, and substantially all of our lease payments are recorded as interest expense with little to no reduction in our debt balance over the term of the lease. As a result, our outstanding sale-leaseback debt obligations will generally result in a one-time gain recognition at the end of the leases for the full amount of the debt. The timing difference between expense and gain recognition will result in increased expense during the term of the leases with a significant book gain at the end of the lease.

19. COMMITMENTS AND CONTINGENCIES
Contingent Consideration
Contingent consideration was recorded in connection with the September 2, 2011 acquisition of FRV U.S. The amount payable was based on FRV U.S. achieving certain milestones in the development of specific solar energy systems over a defined time period. On July 6, 2012, contingent consideration related to the acquisition of FRV U.S. was paid in full in the amount of $66.4 million.
Contingent consideration is due to the former Solaicx shareholders if certain operational criteria were met from July 1, 2010 through December 31, 2011. The amount payable is based on Solaicx achieving revenues of at least $60.0 million during such time period, up to a maximum revenue target of $71.8 million, with the payout on a linear basis between those two amounts. This would entitle the former Solaicx shareholders to receive up to an additional $27.6 million of a combination of cash and MEMC common stock, with the number of shares fixed at the date of the acquisition agreement. The former Solaicx shareholders are disputing whether those performance milestones have been met.
Contingent consideration was recorded in connection with three other entities acquired by SunEdison during 2011. The amount payable in cash is based on the entities achieving specific milestones in the development, installation and interconnection of solar energy systems. As of December 31, 2012, the aggregate maximum payouts which could occur under these arrangements is approximately $39.5 million.

During the year ended December 31, 2012, we recorded a $12.8 million charge to income to adjust the fair value of contingent consideration, and during the year ended December 31, 2011 we recorded a favorable adjustment of $26.3 million to adjust the fair value of contingent consideration. These adjustments were based on our revised estimates of operational criteria and project milestones being achieved and were recorded to marketing and administration expense. As of December 31, 2012, a total of $24.9 million is accrued for contingent consideration and the total maximum aggregate exposure is $67.1 million. Of the $24.9 million, $23.1 million is recorded as a short-term liability in contingent consideration related to acquisitions and $1.8 million is recorded in other liabilities as a long-term liability.

Capital Lease Obligations
As more fully described in Note 11, we are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us.
Operating Leases and Purchase Obligations
We lease buildings, equipment and automobiles under operating leases. Rental expense was $23.6 million, $17.6 million and $10.5 million in 2012, 2011 and 2010, respectively. The total future commitments under operating leases as of December 31, 2012 were $96.3 million, of which $90.1 million is noncancellable. Our operating lease obligations as of December 31, 2012 were as follows:

	Payments Due By Period
	Total	2013	2014	2015	2016	2017	Thereafter
In millions
Operating Leases	$96.3	$25.3	$22.2	$19.8	$13.3	$7.3	$8.4
Purchase Commitments
We recognized charges of $5.5 million during the year ended December 31, 2012, and $37.4 million and $5.7 million during the years ended December 31, 2011 and 2010, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials.

Additionally, as part of our restructuring activities announced in the fourth quarter of 2011, we provided notice to several of our vendors with whom we had long-term supply contracts that we will no longer be fulfilling our purchase obligations under those contracts. During the quarter ended December 31, 2012, one of these vendors filed a notice of arbitration alleging that we failed to comply with our contractual purchase obligations with that vendor.  As of December 31, 2012, we have recorded total accruals of $134.5 million associated with the estimated settlements arising from these purchase obligations with multiple vendors, $69.4 million of which is recorded to short-term accrued liabilities and $65.1 million is recorded as long-term other liabilities in our consolidated balance sheet. The amount accrued as of December 31, 2012 represents our best estimate of the probable amounts to settle all of our purchase obligations based on presently known information, which involve the use of assumptions requiring significant judgment. We estimate the range of reasonably possible losses could be as high as up to approximately $225 million. These estimates include the contractual terms of the agreements, including whether or not there are fixed volumes and/or fixed prices. In addition, under certain contracts, the counterparty may have a contractual obligation to sell the materials to mitigate their losses. We also included in our estimate of losses consideration around whether we believe the obligation will be settled through arbitration, litigation or commercially viable alternative resolutions or settlements. We intend to vigorously defend ourselves against any arbitration or litigation.  Due to the inherent uncertainties of arbitration and litigation, we cannot predict the ultimate outcome or resolution of such actions. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our business, results of operations and financial condition.
On September 4, 2012 we executed two settlement agreements with Evonik Industries AG and Evonik Degussa SpA ("Evonik"), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on our existing Merano, Italy site for our benefit. Pursuant to the settlement reached, we will pay Evonik a total of 70.0 million euro, of which 10.0 million euro was paid in the third quarter of 2012 and 15.0 million euro was paid in the fourth quarter of 2012. Pursuant to the settlement reached, the balance will be paid in various installments over the next three quarters. The settlement also required our forfeiture of a $10.2 million deposit with Evonik. As a result of this settlement, a favorable adjustment to our 2011 Global Plan accrued liability was made in the third quarter of 2012 resulting in $69.2 million of income within restructuring and impairment on the consolidated statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to a chlorosilanes plant which resulted in $31.7 million of income on the consolidated statement of operations in the fourth quarter of 2012.
Indemnification
We have agreed to indemnify some of our semiconductor and solar wafer customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2012.
We generally warrant the operation of our solar energy systems for a period of time. Certain parts and labor warranties from our vendors can be assigned to our customers. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a warranty accrual related to solar energy systems as of December 31, 2012. We may also indemnify our customers for tax credits associated with the systems we construct and sell and then leaseback.
During the year ended December 31, 2012, we made additional payments, net of recoveries, under the terms of the lease agreements to indemnify our sale leaseback customers for approximately $18.4 million for shortfalls in amounts approved by the U.S. Treasury Department related to Grant in Lieu program tax credits. We are working with our sale leaseback customers and the U.S. Treasury Department to recover these shortfalls. We believe additional exposures to such payments are not material to our consolidated financial statements.

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

The Court held a jury trial from October 25, 2010 to November 2, 2010. After the Court's October 13, 2010 ruling in favor of MEMC, the only remaining claim that Soitec continued to assert at trial was a single patent claim directed against some mono-implant research and development efforts conducted by MEMC approximately five to seven years ago, none of which have occurred since 2006, and none of which are material or relevant to the current operations at MEMC. MEMC continued to assert at trial its counterclaim for infringement of MEMC's patent. On November 2, 2010, the jury found that certain of Soitec's wafers infringed the patent asserted by MEMC at trial. The jury also found that one of the Soitec patent claims was valid. This single patent claim covers MEMC's mono-implant research and development efforts that ended in 2006. On July 13, 2011, the court denied all post trial motions. Soitec subsequently filed an appeal and MEMC filed a cross-appeal. The appeal is now fully briefed in the U.S. Court of Appeals for the Federal Circuit; however, the appeal has been stayed pending en banc review of a jurisdictional question unrelated to the merits of the appeal.  While it is difficult to predict the duration of the stay, it will likely extend for at least three months and could last much longer.  No further developments will occur with the case during the stay. The damages phase of this trial will occur, if at all, after the appeal. We believe that Soitec and CEA's suit against us has no merit, and we are asserting a vigorous defense against these claims, as well as our infringement counterclaim. Although it is not possible to predict the outcome of such matters, we believe that the ultimate outcome of this proceeding will not have a material adverse effect on our financial position, cash flows or results of operations.
Jerry Jones v. MEMC Electronic Materials, Inc., et al.
On December 26, 2008, a putative class action lawsuit was filed in the U.S. District Court for the Eastern District of Missouri by plaintiff, Jerry Jones, purportedly on behalf of all participants in and beneficiaries of MEMC's 401(k) Savings Plan (the "Plan") between September 4, 2007 and December 26, 2008, inclusive. The complaint asserted claims against MEMC and certain of its directors, employees and/or other unnamed fiduciaries of the Plan. The complaint alleges that the defendants breached certain fiduciary duties owed under the Employee Retirement Income Security Act, generally asserting that the defendants failed to make full disclosure to the Plan's participants of the risks of investing in MEMC's stock and that the company's stock should not have been made available as an investment alternative in the Plan. The complaint also alleges that MEMC failed to disclose certain material facts regarding MEMC's operations and performance, which had the effect of artificially inflating MEMC's stock price.

On June 1, 2009, an amended class action complaint was filed by Mr. Jones and another purported participant of the Plan, Manuel Acosta, which raises substantially the same claims and is based on substantially the same allegations as the original complaint. However, the amended complaint changes the period of time covered by the action, purporting to be brought on behalf of beneficiaries of and/or participants in the Plan from June 13, 2008 through the present, inclusive. The amended complaint seeks unspecified monetary damages, including losses the participants and beneficiaries of the Plan allegedly experienced due to their investment through the Plan in MEMC's stock, equitable relief and an award of attorneys' fees. No class has been certified and discovery has not begun. The company and the named directors and employees filed a motion to dismiss the complaint, which was fully briefed by the parties as of October 9, 2009. The parties each subsequently filed notices of supplemental authority and corresponding responses. On March 17, 2010, the court denied the motion to dismiss. The MEMC defendants filed a motion for reconsideration or, in the alternative, certification for interlocutory appeal, which was fully briefed by the parties as of June 16, 2010. The parties each subsequently filed notices of supplemental authority and corresponding responses. On October 18, 2010, the court granted the MEMC defendants' motion for reconsideration, vacated its order denying the MEMC defendants' motion to dismiss, and stated that it will revisit the issues raised in the motion to dismiss after the parties supplement their arguments relating thereto. Both parties filed briefs supplementing their arguments on November 1, 2010. On June 28, 2011, plaintiff Jerry Jones filed a notice of voluntary withdrawal from the action. On June 29, 2011, the Court entered an order withdrawing Jones as one of the plaintiffs in this action. The parties each have continued to file additional notices of supplemental authority and responses thereto. On September 27, 2012, the MEMC defendants moved for oral argument on their pending motion to dismiss. Plaintiff Manuel Acosta joined in the MEMC defendants' motion for oral argument on October 9, 2012.  The Court has not ruled on this motion for oral argument.

MEMC believes the above class action is without merit, and we will assert a vigorous defense. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome or resolution of the foregoing class action proceedings or estimate the amounts of, or potential range of, loss with respect to these proceedings. An unfavorable outcome could have a material adverse impact on our business, results of operations and financial condition. We have indemnification agreements with each of our present and former directors and officers, under which we are generally required to indemnify each such director or officer against expenses, including attorneys' fees, judgments, fines and settlements, arising from actions such as the lawsuits described above (subject to certain exceptions, as described in the indemnification agreements).
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

20. REPORTABLE SEGMENTS
From January 1, 2010 until December 31, 2011, MEMC was organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. During the fourth quarter of 2011, we initiated a large scale global restructuring plan across all of our reportable segments (see Note 3). As part of our restructuring plan, effective January 1, 2012, we consolidated our two solar business units' operations into one business unit, and since that date we have been engaged in two reportable segments, Semiconductor Materials and Solar Energy.
MEMC’s Semiconductor Materials segment includes the development, production and marketing of semiconductor wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements, which wafers are utilized in the manufacture of semiconductor devices.
MEMC's Solar Energy segment provides solar energy services that integrate the design, installation, financing, monitoring, operations and maintenance portions of the downstream solar market to provide a comprehensive solar energy service to our customers. The results of the segment include the operating of, leasing of and sale of solar energy systems and services to customers who purchase renewable energy by delivering solar power to them under long term power purchase arrangements and feed in tariff arrangements. Our Solar Energy segment also manufactures polysilicon, silicon wafers and solar modules to support our downstream solar business, as well as for sale to external customers.
The Chief Operating Decision Maker (“CODM”) is our Chief Executive Officer. The CODM evaluates segment performance based on segment operating profit plus interest expense. In order to determine segment operating profit, standard costs are used as the basis for raw material costs allocated between segments and any related variances are allocated based on usage of those raw materials. MEMC incurs expenses for research and development costs and marketing activities that are not specific to any one segment or allocated to any segments. These costs, as well as general corporate marketing and administration costs, substantially all of our stock compensation expense, research and development administration costs, legal professional services and related costs, and other items are not evaluated by segment and are included in Corporate and other below. Because certain sites include operations, facilities and/or back office functions that are utilized to support our Semiconductor Materials and Solar Energy businesses, we do not have discrete financial information for total assets. Accordingly, the CODM does not consider total assets when analyzing segment performance. The CODM also evaluates the business on several other key operating metrics, including free cash flow.

	For the year ended December 31,
In millions	2012	2011	2010
Net sales:
Semiconductor Materials	$917.5	$1,023.1	$992.6
Solar Energy	1,612.4	1,692.4	1,246.6
Consolidated net sales	$2,529.9	$2,715.5	$2,239.2
Operating (loss) income:
Semiconductor Materials	$(5.0)	$(31.1)	$68.2
Solar Energy	162.2	(1,144.0)	76.2
Corporate and other	(100.0)	(125.4)	(123.3)
Consolidated operating (loss) income	$57.2	$(1,300.5)	$21.1
Interest expense:
Semiconductor Materials	$(1.2)	$(1.6)	$3.2
Solar Energy	76.5	35.5	25.8
Corporate and other	60.0	43.3	—
Consolidated interest expense	$135.3	$77.2	$29.0
Depreciation and amortization:
Semiconductor Materials	$121.6	$124.2	$108.8
Solar Energy	119.3	102.9	56.0
Corporate and other	6.0	—	—
Consolidated depreciation and amortization	$246.9	$227.1	$164.8
Capital expenditures:
Semiconductor Materials	$75.1	$144.6	$150.4
Solar Energy(1)	401.9	901.4	479.6
Corporate and other	8.9	4.6	2.1
Consolidated capital expenditures	$485.9	$1,050.6	$632.1
____________________

(1)	Consists primarily of construction of solar energy systems of $346.9 million, $598.1 million and $280.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

All Segments
Due to macroeconomic circumstances, which affected all of our segments, in December 2011 we committed to a series of actions that reduced our global workforce, right sized our production capacity and accelerated operating cost cutting measures in 2012. In addition, based on the adverse market conditions, MEMC incurred charges in 2011 associated with the impairment of long-lived assets, impairments of goodwill and certain investments, write-downs of inventory and the realizability of deferred tax assets (see Note 3 for a summary of these charges by reportable segment).
During the second quarter of 2010, we received $11.9 million in net insurance proceeds from our business interruption lost profits claim related to the disruption in production at our Pasadena, Texas facility as a result of Hurricane Ike in 2008. Of this amount, $8.0 million was recorded to our Semiconductor Materials segment and $3.9 million was recorded to our Solar Energy segment. No similar transactions occurred during 2012 or 2011.
Semiconductor Materials
Due to the earthquake in Japan on March 11, 2011, our semiconductor wafer production in Japan was suspended from that time through April 12, 2011. Because of the unplanned downtime and damages to the plant, we recorded $27.2 million as period charges to operating margin in the year ended December 31, 2011, with $15.8 million recorded to cost of goods sold due to the under absorption of costs, inventory adjustments, and asset impairment charges. We had no similar adjustments during the year ended December 31, 2012.
During the year ended December 31, 2012 and December 31, 2011, we recorded insurance recoveries related to the above earthquake charges of $4.0 million and $4.0 million. respectively. We had no similar charges during the year ended December 31, 2010.

Solar Energy

During the year ended December 31, 2012, we recognized revenue of $37.1 million for the termination of the Conergy long-term wafer supply agreement. Similarly, during the years ended December 31, 2012 and December 31, 2011, there was $0.7 million and $175.7 million, respectively, of revenue recognized as part of the Suntech wafer supply contract resolution. There was no such revenue in the year ended December 31, 2010.
As discussed in Note 3, we recorded a favorable adjustment of $69.2 million of income related to the settlement of the Evonik take or pay contract as well as a gain of $31.7 million related to the receipt of a manufacturing plant from Evonik. In addition to the above items and other restructuring, impairment, and other charges discussed in Note 3, we recognized charges of $5.5 million during the year ended December 31, 2012 and $37.4 million and $5.7 million during the years ended December 31, 2011 and 2010, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials. See Note 19.
Given the deterioration in polysilicon and solar wafer pricing, we recorded a lower of cost or market adjustment on our raw material and finished goods inventory in the Solar Energy segment of approximately $3.4 million and $107.0 million in the years ended December 31, 2012 and December 31, 2011, respectively. No such charges were taken in 2010. See Note 7.
We recorded a goodwill impairment of $440.5 million for the Solar Energy segment in the year ended December 31, 2011 (see Note 3). No such impairments were taken in 2010. No goodwill exists as of December 31, 2012.
Corporate and Other
Approximately $8.6 million of net expenses were recorded in Corporate and other, related to legal cases during the year ended December 31, 2011. No such net expenses were recorded in 2012 or 2010. Because the business decisions resulting in this litigation affected multiple segments, these expenses were recorded to Corporate and other. The remaining portion of expenses recorded to Corporate and other included stock-based compensation expense, general corporate marketing and administration costs, research and development administration costs, legal and tax professional services and related costs, and other personnel costs not reflected in the operating segments.
Geographic Segments
Geographic financial information is as follows:
Net Sales to Customers

	For the year ended December 31,
	2012	2011	2010
Dollars in millions
United States	$735.3	$447.5	$242.8
Foreign	1,794.6	2,268.0	1,996.4
Total	$2,529.9	$2,715.5	$2,239.2

Foreign revenues were derived from sales to the following countries:

	For the year ended December 31,
	2012	2011	2010
Dollars in millions
China	$82.8	$598.8	$415.8
Korea	198.8	237.1	176.9
Taiwan	408.4	530.0	549.4
Italy	234.2	375.6	385.3
Canada	248.6	104.9	4.4
Spain	175.8	42.3	2.0
Other foreign countries	446.0	379.3	462.6
Total	$1,794.6	$2,268.0	$1,996.4

Net sales are attributed to countries based on the location of the customer.
Our customers fall into five categories: (i) semiconductor device and solar cell and module manufacturers; (ii) commercial customers, which principally include private equity firms, large, national retail chains and real estate property management firms; (iii) federal, state and municipal governments; (iv) financial institutions, private equity firms and insurance companies; and (v) utilities. Our customers are located in various geographic regions including North America, Europe, and Asia Pacific, and are generally well capitalized. As such, our concentration of credit risk is considered minimal. For our solar energy systems, we typically collect the full sales proceeds upon final close and transfer of the system. Sales to any specific customer did not exceed 10% of consolidated net sales for the year ended December 31, 2012 or December 31, 2011. There were two customers where sales did exceed 10% of consolidated net sales for the year ended December 31, 2010.

Property, plant and equipment, net of accumulated depreciation

	As of December 31,
	2012	2011
Dollars in millions
United States	$1,510.0	$975.2
Japan	120.9	165.3
Taiwan	231.7	255.4
Italy	215.9	427.5
Other foreign countries	594.5	569.7
Total	$2,673.0	$2,393.1

21. CONDENSED CONSOLIDATING FINANCIAL INFORMATION
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

v.	MEMC and its subsidiaries on a consolidated basis.

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2012
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$720.9	$1,037.5	$3,035.8	$(2,264.3)	$2,529.9
Cost of goods sold	807.7	987.9	2,606.1	(2,207.4)	2,194.3
Gross margin	(86.8)	49.6	429.7	(56.9)	335.6
Operating expenses:
Marketing and administration	112.4	81.1	112.7	—	306.2
Research and development	49.5	13.8	8.5	—	71.8
Gain on receipt of property, plant and equipment	—	—	(31.7)	—	(31.7)
Restructuring (reversals) charges	(2.9)	2.5	(83.1)	—	(83.5)
Long-lived asset impairment charges	18.9	0.7	—	—	19.6
Insurance recovery	—	—	(4.0)	—	(4.0)
Operating (loss) income	(264.7)	(48.5)	427.3	(56.9)	57.2
Non-operating (income) expense:
Interest expense	54.6	6.8	73.9	—	135.3
Interest income	(0.1)	(0.5)	(3.0)	—	(3.6)
Decline in fair value of warrant	—	—	0.2	—	0.2
Other, net	(58.4)	(5.9)	62.7	8.4	6.8
Total non-operating (income) expense	(3.9)	0.4	133.8	8.4	138.7
(Loss) income before income taxes, investment in subsidiary income (loss) and equity in loss of joint ventures	(260.8)	(48.9)	293.5	(65.3)	(81.5)
Income tax (benefit) expense	(59.6)	91.9	57.6	(25.0)	64.9
(Loss) income before investment in subsidiary income (loss) and equity in loss of joint ventures	(201.2)	(140.8)	235.9	(40.3)	(146.4)
Investment in subsidiary income (loss)	50.6	(1.5)	—	(49.1)	—
Equity in loss of joint ventures, net of tax	—	—	(2.3)	—	(2.3)
Net (loss) income	(150.6)	(142.3)	233.6	(89.4)	(148.7)
Net income attributable to noncontrolling interests	—	(0.7)	(1.2)	—	(1.9)
Net (loss) income attributable to MEMC stockholders	$(150.6)	$(143.0)	$232.4	$(89.4)	$(150.6)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$872.7	$971.9	$3,692.8	$(2,821.9)	$2,715.5
Cost of goods sold	914.2	884.5	3,312.0	(2,690.1)	2,420.6
Gross profit	(41.5)	87.4	380.8	(131.8)	294.9
Operating expenses:
Marketing and administration	138.3	78.8	135.7	—	352.8
Research and development	60.9	10.7	15.9	—	87.5
Goodwill impairment charges	—	430.8	9.7	—	440.5
Restructuring charges	8.2	6.7	335.8	—	350.7
Long-lived asset impairment	19.4	42.8	305.7	—	367.9
Insurance recovery	—	—	(4.0)	—	(4.0)
Operating loss	(268.3)	(482.4)	(418.0)	(131.8)	(1,300.5)
Non-operating (income) expense:
Interest expense	35.4	7.7	34.1	—	77.2
Interest income	(0.3)	(0.4)	(3.8)	—	(4.5)
Decline in fair value of warrant	—	—	4.8	—	4.8
Other, net	(142.3)	(2.4)	124.2	26.6	6.1
Total non-operating (income) expense	(107.2)	4.9	159.3	26.6	83.6
Loss before income taxes, investment in subsidiary loss and equity in earnings (loss) of joint ventures	(161.1)	(487.3)	(577.3)	(158.4)	(1,384.1)
Income tax expense	16.3	31.0	29.5	(3.7)	73.1
(Loss) income before investment in subsidiary earnings (loss) and equity in (loss) earnings of joint ventures	(177.4)	(518.3)	(606.8)	(154.7)	(1,457.2)
Investment in subsidiary loss	(1,358.6)	(1,046.2)	—	2,404.8	—
Equity in earnings (loss) of joint ventures, net of tax	—	0.2	(63.0)	—	(62.8)
Net loss	(1,536.0)	(1,564.3)	(669.8)	2,250.1	(1,520.0)
Net income attributable to noncontrolling interests	—	(0.5)	(15.5)	—	(16.0)
Net loss attributable to MEMC stockholders	$(1,536.0)	$(1,564.8)	$(685.3)	$2,250.1	$(1,536.0)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$829.1	$468.3	$2,478.5	$(1,536.7)	$2,239.2
Cost of goods sold	823.3	457.3	2,158.7	(1,537.2)	1,902.1
Gross profit	5.8	11.0	319.8	0.5	337.1
Operating expenses:
Marketing and administration	122.0	61.2	83.8	—	267.0
Research and development	38.5	6.6	10.5	—	55.6
Restructuring charges	5.3	—	—	—	5.3
Insurance Recovery	—	(11.9)	—	—	(11.9)
Operating (loss) income	(160.0)	(44.9)	225.5	0.5	21.1
Non-operating (income) expense:
Interest expense	(1.7)	3.2	30.9	(3.4)	29.0
Interest income	(0.2)	(2.7)	(6.0)	3.4	(5.5)
Increase in fair value of warrant	—	—	14.0	—	14.0
Other, net	(44.5)	1.2	23.4	16.0	(3.9)
Total non-operating (income) expense	(46.4)	1.7	62.3	16.0	33.6
(Loss) income before income taxes, investment in subsidiary earnings (loss) and equity in (loss) earnings of joint ventures	(113.6)	(46.6)	163.2	(15.5)	(12.5)
Income tax (benefit) expense	(64.6)	(17.9)	30.8	(1.6)	(53.3)
(Loss) income before investment in subsidiary earnings and equity in loss of joint ventures	(49.0)	(28.7)	132.4	(13.9)	40.8
Investment in subsidiary earnings (loss)	84.9	(14.2)	—	(70.7)	—
Equity in (loss) earnings of joint ventures, net of tax	(1.5)	—	8.7	—	7.2
Net income (loss)	34.4	(42.9)	141.1	(84.6)	48.0
Net loss (income) attributable to noncontrolling interests	—	0.3	(13.9)	—	(13.6)
Net income (loss) attributable to MEMC stockholders	$34.4	$(42.6)	$127.2	$(84.6)	$34.4

Condensed Consolidating Statement of Comprehensive (Loss) Income
December 31, 2012
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net (loss) income	$(150.6)	$(142.3)	$233.6	$(89.4)	$(148.7)
Other comprehensive loss, net of tax:
Net translation adjustment	—	—	(18.5)	—	(18.5)
Net unrealized loss on available-for-sale securities	—	—	(2.8)	—	(2.8)
Loss on hedging instruments	—	—	(0.4)	—	(0.4)
Net actuarial loss and prior service credit, net of tax	(11.8)	—	(0.1)	—	(11.9)
Other comprehensive loss, net of tax	(11.8)	—	(21.8)	—	(33.6)
Total comprehensive (loss) income	(162.4)	(142.3)	211.8	(89.4)	(182.3)
Net income attributable to noncontrolling interests	—	(0.7)	(1.2)	—	(1.9)
Net translation adjustment attributable to noncontrolling interests	—	—	(2.3)	—	(2.3)
Comprehensive (loss) income attributable to MEMC stockholders	$(162.4)	$(143.0)	$208.3	$(89.4)	$(186.5)

Condensed Consolidating Statement of Comprehensive (Loss) Income
December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net loss	$(1,536.0)	$(1,564.3)	$(669.8)	$2,250.1	$(1,520.0)
Other comprehensive loss, net of tax
Net translation adjustment	—	—	(2.5)	—	(2.5)
Net unrealized loss on available-for-sale securities	—	—	(24.9)	—	(24.9)
Gain on hedging instruments	—	—	7.1	—	7.1
Net actuarial loss and prior service credit, net of tax	(14.0)	—	(2.0)	—	(16.0)
Other comprehensive loss, net of tax	(14.0)	—	(22.3)	—	(36.3)
Total comprehensive loss	(1,550.0)	(1,564.3)	(692.1)	2,250.1	(1,556.3)
Net income attributable to noncontrolling interests	—	(0.5)	(15.5)	—	(16.0)
Net translation adjustment attributable to noncontrolling interests	—	—	(1.7)	—	(1.7)
Comprehensive loss attributable to MEMC stockholders	$(1,550.0)	$(1,564.8)	$(709.3)	$2,250.1	$(1,574.0)

Condensed Consolidating Statement of Comprehensive (Loss) Income
December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net income (loss)	$34.4	$(42.9)	$141.1	$(84.6)	$48.0
Other comprehensive income (loss), net of tax:
Net translation adjustment	—	—	16.2	—	16.2
Net unrealized loss on available-for-sale securities	—	—	(2.9)	—	(2.9)
Loss on hedging instruments	—	—	(11.0)	—	(11.0)
Net actuarial loss and prior service credit, net of tax	3.9	—	(4.5)	—	(0.6)
Other comprehensive income (loss), net of tax	3.9	—	(2.2)	—	1.7
Total comprehensive income (loss)	38.3	(42.9)	138.9	(84.6)	49.7
Net loss (income) attributable to noncontrolling interests	—	0.3	(13.9)	—	(13.6)
Net translation adjustment attributable to noncontrolling interests	—	—	(0.6)	—	(0.6)
Comprehensive income (loss) attributable to MEMC stockholders	$38.3	$(42.6)	$124.4	$(84.6)	$35.5

Condensed Consolidating Balance Sheet
December 31, 2012
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$65.1	$60.0	$447.5	$—	$572.6
Restricted cash	—	—	72.4	—	72.4
Accounts receivable, net	62.0	23.7	134.7	—	220.4
Inventories	18.4	70.6	200.0	(41.2)	247.8
Solar energy systems held for development and sale	—	0.3	213.7	(80.2)	133.8
Prepaid and other current assets	24.9	40.1	147.2	—	212.2
Total current assets	170.4	194.7	1,215.5	(121.4)	1,459.2
Investments	7.3	20.4	21.9	—	49.6
Investments in subsidiaries	498.2	564.2	—	(1,062.4)	—
Property, plant and equipment, net:
Non solar energy systems	57.2	294.4	913.8	(52.3)	1,213.1
Solar energy systems	—	3.0	1,361.3	95.6	1,459.9
Deferred tax assets, net	—	—	—	—	—
Restricted cash	—	1.7	48.5	—	50.2
Other assets	29.4	44.0	282.0	—	355.4
Intangible assets, net	—	110.9	3.3	—	114.2
Total assets	$762.5	$1,233.3	$3,846.3	$(1,140.5)	$4,701.6

Condensed Consolidating Balance Sheet
December 31, 2012
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$—	$—	$3.4	$—	$3.4
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations	—	0.2	97.6	—	97.8
Accounts payable	11.9	67.0	398.1	—	477.0
Accrued liabilities	32.8	42.5	268.9	—	344.2
Deferred revenue for solar energy systems	—	40.7	72.4	—	113.1
Contingent consideration related to acquisitions	—	23.1	—	—	23.1
Customer and other deposits	10.9	0.4	65.9	—	77.2
Intercompany (receivable) payable and short term notes	(651.0)	764.3	(113.3)	—	—
Total current liabilities	(595.4)	938.2	793.0	—	1,135.8
Long-term debt and capital lease obligations, less current portion	746.1	—	12.6	—	758.7
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion	—	9.8	1,498.6	—	1,508.4
Pension and post-employment liabilities	23.9	—	28.8	—	52.7
Customer and other deposits	87.8	—	96.7	—	184.5
Deferred revenue for solar energy systems	—	45.8	100.2	—	146.0
Deferred revenue for non solar energy systems	—	—	29.2	—	29.2
Long-term intercompany note (receivable) payable	(45.4)	(96.2)	141.6	—	—
Other liabilities	(29.8)	112.0	126.7	—	208.9
Total liabilities	187.2	1,009.6	2,827.4	—	4,024.2
Redeemable noncontrolling interest	—	—	11.3	—	11.3
Total MEMC stockholders’ equity	575.3	223.7	916.8	(1,140.5)	575.3
Noncontrolling interests	—	—	90.8	—	90.8
Total stockholders’ equity	575.3	223.7	1,007.6	(1,140.5)	666.1
Total liabilities and stockholders’ equity	$762.5	$1,233.3	$3,846.3	$(1,140.5)	$4,701.6

Condensed Consolidating Balance Sheet
December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$228.9	$58.3	$298.6	$—	$585.8
Restricted cash	—	—	125.2	—	125.2
Accounts receivable, net	65.3	42.5	95.1	—	202.9
Inventories	33.8	68.5	271.0	(51.5)	321.8
Solar energy systems held for development and sale	—	4.1	373.0	(4.1)	373.0
Prepaid and other current assets	34.6	36.9	205.7	—	277.2
Total current assets	362.6	210.3	1,368.6	(55.6)	1,885.9
Investments	3.3	24.4	26.8	—	54.5
Investments in subsidiaries	269.8	(51.6)	—	(218.2)	—
Property, plant and equipment, net:
Non solar energy systems	72.3	315.5	916.4	(50.5)	1,253.7
Solar energy systems	—	1.6	1,098.9	38.9	1,139.4
Deferred tax assets, net	36.3	(20.4)	28.9	—	44.8
Restricted cash	—	0.2	37.3	—	37.5
Other assets	24.7	45.9	246.0	—	316.6
Goodwill	—	—	—	—	—
Intangible assets, net	—	145.2	4.0	—	149.2
Total assets	$769.0	$671.1	$3,726.9	$(285.4)	$4,881.6

Condensed Consolidating Balance Sheet
December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$—	$—	$3.7	$—	$3.7
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations	—	0.3	143.9	—	144.2
Accounts payable	20.0	82.0	592.6	—	694.6
Accrued liabilities	(9.6)	104.6	314.0	—	409.0
Contingent consideration related to acquisitions	—	71.6	—	—	71.6
Deferred revenue for solar energy systems	—	12.0	29.4	—	41.4
Customer and other deposits	30.1	0.4	41.9	—	72.4
Intercompany (receivable) payable and short-term notes	(605.7)	619.9	(14.2)	—	—
Total current liabilities	(565.2)	890.8	1,111.3	—	1,436.9
Long-term debt and capital lease obligations, less current portion	550.0	—	17.7	—	567.7
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion	—	2.3	1,208.9	—	1,211.2
Pension and post-employment liabilities	40.5		28.9	—	69.4
Customer and other deposits	82.0	—	194.8	—	276.8
Deferred revenue for solar energy systems	—	27.0	130.4	—	157.4
Deferred revenue for non solar energy systems	—	—	51.2	—	51.2
Long-term intercompany note (receivable) payable	(127.1)	(16.4)	143.5	—	—
Other liabilities	50.9	23.4	251.8	—	326.1
Total liabilities	31.1	927.1	3,138.5	—	4,096.7
Total MEMC stockholders’ equity	737.9	(256.6)	542.0	(285.4)	737.9
Noncontrolling interests	—	0.6	46.4	—	47.0
Total stockholders’ equity	737.9	(256.0)	588.4	(285.4)	784.9
Total liabilities and stockholders’ equity	$769.0	$671.1	$3,726.9	$(285.4)	$4,881.6

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2012
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(213.7)	$9.4	$(7.3)	$(51.9)	$(263.5)
Cash flows from investing activities:
Capital expenditures	(18.0)	(19.5)	(101.5)	—	(139.0)
Construction of solar energy systems	—	—	(387.8)	40.9	(346.9)
Purchases of cost and equity method investments	(8.2)	—	(39.6)	—	(47.8)
Proceeds from return of (payments to) equity method investments	10.0	—	(4.2)	—	5.8
Change in restricted cash	—	(1.5)	8.2	—	6.7
Equity infusions or investments in subsidiaries	(44.0)	(6.7)	50.7	—	—
Other	2.0	0.1	(4.4)	11.0	8.7
Net cash used in investing activities	(58.2)	(27.6)	(478.6)	51.9	(512.5)
Cash flows from financing activities:
Proceeds from long-term debt	196.0	—	—	—	196.0
Cash paid for contingent consideration	—	(15.1)	(54.1)	—	(69.2)
Proceeds from solar energy system financing and capital lease obligations	—	8.4	895.8	—	904.2
Repayments of solar energy system financing and capital lease obligations	—	(0.5)	(245.7)	—	(246.2)
Net repayments of customer deposits related to long-term supply agreements	—	—	(24.4)	—	(24.4)
Principal payments on long-term debt	—	—	(3.6)	—	(3.6)
Common stock repurchases	(0.5)	—	—	—	(0.5)
Receipts from noncontrolling interest	—	—	50.8	—	50.8
(Repayment of) collection of intercompany debt	(74.4)	27.1	47.3	—	—
Debt financing fees	(12.7)	—	(29.6)	—	(42.3)
Net cash provided by financing activities	108.4	19.9	636.5	—	764.8
Effect of exchange rate changes on cash and cash equivalents	(0.3)	—	(1.7)	—	(2.0)
Net (decrease) increase in cash and cash equivalents	(163.8)	1.7	148.9	—	(13.2)
Cash and cash equivalents at beginning of period	228.9	58.3	298.6	—	585.8
Cash and cash equivalents at end of period	$65.1	$60.0	$447.5	$—	$572.6

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(216.5)	$66.3	$193.0	$(58.1)	$(15.3)
Cash flows from investing activities:
Capital expenditures	(24.1)	(56.4)	(372.0)	—	(452.5)
Construction of solar energy systems	—	—	(627.5)	29.4	(598.1)
Purchases of cost and equity method investments	(1.1)	(5.0)	(44.3)	—	(50.4)
Proceeds from return of equity method investments	82.0	13.7	—	—	95.7
Change in restricted cash	—	0.5	(124.3)	—	(123.8)
Payments to vendors for refundable deposits on long-term agreements and loans	—	(14.4)	(0.1)	—	(14.5)
Proceeds from Property, Plant and Equipment	—	—	43.9	—	43.9
Cash payments for acquisition, net of cash acquired	—	(160.1)	(3.9)	—	(164.0)
Equity infusions or investments in subsidiaries	82.9	2.8	(85.7)	—	—
Other	5.7	(0.1)	(33.5)	28.7	0.8
Net cash provided by (used in) investing activities	145.4	(219.0)	(1,247.4)	58.1	(1,262.9)
Cash flows from financing activities:
Proceeds from long-term debt	550.0	—	—	—	550.0
Proceeds from solar energy system financing and capital lease obligations	—	0.5	1,070.7	—	1,071.2
Cash paid for contingent consideration	—	(50.2)	—	—	(50.2)
Repayments of solar energy system financing and capital lease obligations	—	(1.8)	(264.7)	—	(266.5)
Net repayments of customer deposits related to long-term supply agreements	—	(1.8)	(55.9)	—	(57.7)
(Repayment of) collections on intercompany debt	(243.7)	257.2	(13.5)	—	—
Principal payments on long-term debt	—	—	(3.7)	—	(3.7)
Purchases of and dividends to noncontrolling interest	—	—	(49.0)	—	(49.0)
Common stock repurchases	(3.6)	—	—	—	(3.6)
Debt financing fees	(18.0)	—	(21.8)	—	(39.8)
Net cash provided by financing activities	284.7	203.9	662.1	—	1,150.7
Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.1)	6.3	—	6.0
Net increase (decrease) in cash and cash equivalents	213.4	51.1	(386.0)	—	(121.5)
Cash and cash equivalents at beginning of period	15.5	7.2	684.6	—	707.3
Cash and cash equivalents at end of period	$228.9	$58.3	$298.6	$—	$585.8

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(128.4)	$65.0	$318.5	$92.5	$347.6
Cash flows from investing activities:
Capital expenditures	(25.1)	(45.7)	(281.2)	—	(352.0)
Construction of solar energy systems	—	(1.4)	(171.9)	(106.8)	(280.1)
Proceeds from sale and maturities of investments	—	—	185.0	—	185.0
Purchases of cost and equity method investments	—	(10.4)	(8.4)	—	(18.8)
Proceeds from return of equity method investments	85.3	—	—	—	85.3
Change in restricted cash	—	0.3	(2.1)	—	(1.8)
Payments to vendors for refundable deposits on long-term agreements and loans	—	—	(85.0)	—	(85.0)
Cash payments for acquisition, net of cash acquired	(75.7)	2.2	—	—	(73.5)
Equity infusions or investments in subsidiaries	(30.2)	1.8	28.4	—	—
Other	30.7	2.9	(28.8)	14.3	19.1
Net cash used in investing activities	(15.0)	(50.3)	(364.0)	(92.5)	(521.8)
Cash flows from financing activities:
Proceeds from solar energy system financing and capital lease obligations	—	1.8	362.6	—	364.4
Repayments of solar energy system financing and capital lease obligations	—	(1.9)	(59.2)	—	(61.1)
Net repayments of customer deposits related to long-term supply agreements	—	(0.4)	(30.9)	—	(31.3)
Collections on (repayment of) intercompany debt	55.9	(55.9)	—	—	—
Principal payments on long-term debt	—	—	(4.8)	—	(4.8)
Purchases of and dividends to noncontrolling interest	—	(0.8)	(7.5)	—	(8.3)
Common stock repurchases	(2.9)	—	—	—	(2.9)
Debt financing fees	—	—	(12.8)	—	(12.8)
Net cash provided by (used in) financing activities	53.0	(57.2)	247.4	—	243.2
Effect of exchange rate changes on cash and cash equivalents	—	—	5.6	—	5.6
Net (decrease) increase in cash and cash equivalents	(90.4)	(42.5)	207.5	—	74.6
Cash and cash equivalents at beginning of period	105.9	49.7	477.1	—	632.7
Cash and cash equivalents at end of period	$15.5	$7.2	$684.6	$—	$707.3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MEMC Electronic Materials, Inc.:
We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, MEMC Electronic Materials, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for multiple-deliverable arrangements as of January 1, 2011 due to the adoption of Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements (an amendment to FASB Accounting Standards Codification Topic 605-25).

/s/ KPMG LLP
St. Louis, Missouri
March 1, 2013

Controls and Procedures

Evaluation of Disclosure Controls and Procedures
We carried out an evaluation as of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.
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
As of December 31, 2012, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on management’s assessment utilizing these criteria, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.
Our independent registered public accounting firm, KPMG, LLP who audited the consolidated financial statements included in this annual report has audited the effectiveness of our internal controls over financial reporting, as stated in its report, which appears in its Report of Independent Registered Public Accounting Firm, above and is incorporated herein by this reference.
Changes in Internal Control Over Financial Reporting
As disclosed in our quarter ended September 30, 2012 Form 10-Q, we identified a control deficiency relating to the design and operation of controls concerning the valuation of our consolidated inventories and solar energy systems held for development and sale. Specifically, we discovered that profit in ending inventory from intercompany solar wafer sales from MEMC Kuching to MEMC Singapore had not been eliminated after sales by MEMC Singapore to certain cell vendors under buy-sell arrangements for conversion to solar modules for use by SunEdison. Under these arrangements, the solar wafers in the solar cells sold by MEMC Singapore to the cell vendors are accounted for as tolling arrangements by MEMC. As a result, the profit from the MEMC Kuching sale to MEMC Singapore must be eliminated until the solar module is sold externally or used in connection with a SunEdison solar energy system that is sold in a direct sale. Our SAP reports were not configured to provide for elimination of profit with non-MEMC entities (i.e., the cell and module vendors) in connection with these arrangements.
We changed our internal control over financial reporting processes surrounding the elimination of profit in ending inventory as of the end of the quarter ended September 30, 2012 to prevent and/or detect potential future errors. The changes in internal controls were as follows:

•	We implemented a monthly process to quantify profit in ending inventory outside the SAP system;

•	We increased our documentation of inventory assumptions;

•	We instituted a process with vendors to identify MEMC Kuching wafer inventory included in our tolling arrangements;

•	We imposed an independent review by the director of corporate accounting on a monthly basis; and

•	We are in the process of implementing a new consolidations system.
In the fourth quarter of 2012, we undertook and completed, as appropriate, our testing to validate compliance with the newly implemented policies and monthly procedures and controls. We undertook this testing over these monthly and quarterly periods to demonstrate operating effectiveness over a period of time that is sufficient to support our conclusion. We believe these remediation steps addressed the identified control deficiency and has enhanced our internal control over financial reporting, as well as our disclosure controls and procedures. Aside from these changes, there have been no other changes in MEMC's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, MEMC's internal control over financial reporting.

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

COMMON STOCK LISTING
MEMC’s common stock is traded on the New York Stock Exchange under the symbol “WFR”. On December 31, 2012, the Company had 289 stockholders of record.

FORM 10-K
Stockholders may obtain, free of charge, a copy of MEMC’s Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2012, filed with the Securities and Exchange Commission, by visiting our website (www.memc.com), by writing MEMC’s Investor Relations Department or by calling (636) 474-5000.
FINANCIAL INFORMATION
MEMC maintains a web page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.

CONTACT INFORMATION
All requests and inquiries should be directed to:
Bill Michalek
Director, Corporate Communications
MEMC Electronic Materials, Inc.
501 Pearl Drive
St. Peters, Missouri 63376
Tel: (636) 474-5000
Fax: (636) 474-5158
Email: invest@memc.com

STOCK PRICE PERFORMANCE GRAPH

The graph below compares cumulative total stockholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index, the S&P 500 Semiconductors Index and the TAN index. The information on the graph covers the period from December 31, 2007 through December 31, 2012. The stock price performance shown on the graph is not necessarily indicative of future stock price performance.

Prepared by Standard and Poor’s Capital IQ 2/26/2013

*The TAN index is included from its inception date of 9/16/08

		INDEXED RETURNS
	Base	Years Ending
	Period
Company / Index	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
MEMC Electronic Materials, Inc.	100	16.14	15.39	12.72	4.45	3.63
S&P 500 Index	100	63.00	79.67	91.68	93.61	108.59
S&P 500 Semiconductors	100	54.26	87.35	97.13	99.31	95.92
TAN Index	100	44.03	51.46	36.79	13.47	9.33