Form 10-K, Exhibit 13
period 2014-12-31
SUNEDISON, INC.
filed 2015-03-02
CIK 945436

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

	2014 (1)	2013 (1)	2012	2011(1)	2010
In millions, except per share and employment data
Statement of Operations Data:
Net sales(2)	$2,484.4	$2,007.6	$2,529.9	$2,715.5	$2,239.2
Gross profit(2)	221.9	145.3	335.6	294.9	337.1
Marketing and administration(3)	566.0	361.6	302.2	348.8	255.1
Research and development	61.7	71.1	71.8	87.5	55.6
Goodwill impairment charges	—	—	—	440.5	—
Restructuring (reversals) charges	(8.3)	(10.8)	(83.5)	350.7	5.3
Loss (gain) on sales / receipt of property, plant and equipment	4.7	—	(31.7)	—	—
Long-lived asset impairment charges	134.6	37.0	19.6	367.9	—
Operating (loss) income	(536.8)	(313.6)	57.2	(1,300.5)	21.1
Non-operating expense(4)	779.6	278.2	138.7	83.6	33.6
Net (loss) income attributable to SunEdison stockholders(5)(6)(7)	(1,180.4)	(586.7)	(150.6)	(1,536.0)	34.4
Basic (loss) income per share	(4.40)	(2.46)	(0.66)	(6.68)	0.15
Diluted (loss) income per share	(4.40)	(2.46)	(0.66)	(6.68)	0.15
Balance Sheet Data:
Cash and cash equivalents	943.7	573.5	553.8	585.8	707.3
Cash committed for construction projects	130.7	258.0	27.8	—	—
Restricted cash	270.5	143.9	113.6	162.7	62.5
Working capital	(357.1)	495.7	324.8	449.0	453.2
Total assets	11,499.8	6,680.5	4,745.3	4,881.6	4,611.9
Debt	7,199.4	3,576.2	2,368.3	1,926.8	682.7
Total SunEdison stockholders’ equity	232.9	232.2	575.3	737.9	2,251.7
Other Data:
Capital expenditures	229.6	133.1	139.0	452.5	352.0
Construction of solar energy systems	1,511.0	465.3	346.9	598.1	280.1
Employees	7,300	6,300	5,600	6,400	6,500
_________________________

(1)	Includes the operating results of various acquisitions since their acquisition date.

(2)
Includes $25.0 million and $22.9 million, respectively, of revenue for the termination of the Tainergy and Gintech agreements recognized in 2013. Similarly, $37.1 million of revenue was recognized in 2012 for the Conergy termination and $175.7 million of revenue was recognized in 2011 for the Suntech contract resolution.

(3)
During the years ended December 31, 2014, 2013, 2012, and 2011 we recorded income of $2.9 million, charges of $5.6 million, charges of $12.8 million and income of $26.3 million, respectively, to adjust the fair value of contingent consideration. These adjustments were recorded as increases and reductions to marketing and administration expense.

(4)
Included in 2014 are a loss on convertible note derivatives of $499.4 million and a gain on our previously held equity interest in SMP of $145.7 million. Included in 2014 and 2013 is a gain on early extinguishment of debt of $9.6 million and a loss on early extinguishment of debt of $75.1 million, respectively. Additionally, (losses) gains of $(4.8) million, $(14.0) million, and $5.4 million were recorded to non-operating expense (income) in 2012, 2011 and 2010, respectively, due to mark-to-market adjustments related to a warrant received from Suntech. Included in 2014 is a $1.0 million impairment charge, compared to $3.2 million and $3.6 million of charges in 2013 and 2012, respectively, of investments accounted for under the cost method.

(5)	Includes $67.3 million of impairment charges in 2011 from our investment in two joint ventures.

(6)
Includes in 2014 a tax benefit for the reduction of the valuation allowance on certain deferred tax assets of $95.3 million, Includes in 2012 and 2011, a net income tax expense of $94.8 million and $368.5 million, respectively, for the net valuation change in deferred tax assets.

(7)
Included in 2013 is a net income tax expense of $9.6 million due to the closure of the Internal Revenue Service (“IRS”) examination for the 2007 through 2010 years. Included in 2010 is a net income tax benefit of $15.5 million resulting from conclusion of the IRS examination for the 2007 and 2006 years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
EXECUTIVE OVERVIEW
SunEdison is a major developer and seller of photovoltaic energy solutions, an owner and operator of clean power generation assets and a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. We are one of the world’s leading developers of solar energy projects and, we believe, one of the most geographically diverse. Our technology leadership in silicon and downstream solar is enabling us to expand our customer base and lower our costs throughout the silicon supply chain.
The accompanying discussion and analysis of SunEdison includes the consolidated results of TerraForm Power, Inc. ("TerraForm") and SunEdison Semiconductor Ltd. ("SSL"), which are each separate SEC registrants. The results of TerraForm are reported as our TerraForm Power reportable segment, and the results of SSL are reported as our Semiconductor Materials reportable segment, as described in Note 21 to the accompanying consolidated financial statements. References to "SunEdison", "we", "our" or "us" within the accompanying discussion and analysis refer to the consolidated reporting entity.
During the year ended December 31, 2014, we continued execution of a strategic plan for the ongoing operation of our businesses designed to continue to improve our performance and address the challenges within our industries. Our business strategy is designed to address the most significant opportunities and challenges facing the company, including:

•
Managing cash flow and mitigating liquidity risks in consideration of our plan to retain more solar energy projects on our balance sheet by evaluating the level of committed financing prior to commencement of solar project construction, decreasing our overall cost of capital through the formation of yield vehicles and other financial structures and managing the timing of expenditures for the construction of solar energy systems as compared to receipts from final sale or financing;

•	Optimizing solar project pipeline development and achieving future growth in solar systems sales globally and across all platforms;

•	Growing our portfolio of clean power generation assets and cash available for distribution in order to increase the dividends paid by TerraForm;

•	Focusing on semiconductor operating cash flows and further streamlining those operations.
Recent Events
On January 29, 2015, SunEdison and TerraForm completed the acquisition of First Wind Holdings LLC ("First Wind") for total consideration of $2.4 billion, which included $1.9 billion in upfront consideration and $510 million in earnout payments. First Wind is one of the leading developers, owners and operators of wind projects in the U.S. We purchased the equity interests of First Wind and certain of its subsidiaries, thereby acquiring a leading wind development and asset management platform. TerraForm purchased 500 MW of operating wind power plants and 21 MW of operating solar power plants from First Wind. The acquisition provides us with an additional 8 GW of development-stage projects, of which 1.0 GW consists of production tax credit ("PTC") eligible wind project pipeline and backlog, and 0.6 GW of solar project pipeline and backlog. In December 2014, we have secured wind turbines that increase the number of PTC-eligible wind projects from 1.0 GW to 2.6 GW.
On January 29, 2015, we issued $410.0 million in term loans which mature on January 29, 2017 under a margin loan agreement. The net proceeds of the term loans, less certain expenses, were used to fund a portion of the consideration for the acquisition of First Wind.
On January 28, 2015, TerraForm issued $800.0 million in senior notes due 2023 in a private placement offering. TerraForm used the net proceeds from the offering to fund a portion of the acquisition of certain power generation assets from First Wind and to refinance existing indebtedness.
On January 27, 2015, we issued $460.0 million in 2.375% convertible senior notes due 2022 in a private placement offering and paid $37.6 million to enter into related capped call transactions. We used the net proceeds from this offering to fund a portion of the consideration for the acquisition of First Wind and to repay all or a portion of indebtedness incurred to purchase 1.6 GW of production tax credit qualified turbines. We intend to use the remaining net proceeds to fund working capital, accelerate growth of the business and for other general corporate purposes.
On January 22, 2015, TerraForm completed a follow-on offering of 13,800,000 shares of its Class A common stock at a price to the public of $29.33 per share for total proceeds of $404.8 million. TerraForm used the net proceeds from the offering to fund a portion of the acquisition of certain power generation assets from First Wind.

On January 20, 2015, an underwritten secondary offering of 17,250,000 ordinary shares of SSL was closed at a price of $15.19 per share. We sold 12,951,347 of SSL’s ordinary shares held by us in the offering. We used the net proceeds from this offering to fund a portion of the consideration for the acquisition of First Wind.
On November 26, 2014, TerraForm completed the sale 11,666,667 shares of Class A common stock in a private placement offering at a price of $30.00 per share for total proceeds of $350.0 million. TerraForm used the net proceeds from the offering to fund a portion of the acquisition of certain power generation assets from First Wind and to refinance existing indebtedness.
On September 29, 2014, we announced our plan to monetize certain of our solar generation assets located in emerging markets by aggregating them under a dividend growth-oriented subsidiary ("SunEdison Emerging Markets Yield, Inc.”, or “EM Yieldco") and divesting an interest in EM Yieldco through an initial public offering (the "proposed EM Yieldco IPO"). EM Yieldco would initially own solar generation assets located in India, Malaysia and South Africa. We expect that we would retain majority ownership of EM Yieldco, and would provide specified support services to EM Yieldco based on terms that have not yet been determined. We submitted on a confidential basis a registration statement on September 29, 2014 with the SEC with respect to the proposed EM Yieldco IPO. The completion of the proposed EM Yieldco IPO and related transactions are subject to numerous conditions, including market conditions, approval by our Board of Directors of the terms of the proposed EM Yieldco IPO and receipt of all regulatory approvals, including the effectiveness of the registration statement that has been submitted to the SEC.
On July 23, 2014, we completed the underwritten initial public offering of 23,074,750 Class A shares of TerraForm, our yieldco subsidiary. The shares of TerraForm began trading on the NASDAQ Global Select Market on July 18, 2014 under the ticker symbol “TERP.” We believe this structure will allow us to capture additional retained value from our solar energy projects and to secure lower cost of capital.
On May 28, 2014, we completed the underwritten initial public offering of 8,280,000 ordinary shares of SSL, our semiconductor materials business (the "SSL IPO"). The shares of SSL began trading on the NASDAQ Global Select Market on May 22, 2014 under the ticker symbol “SEMI.” We believe this structure will allow each independent company to pursue its own strategies, focus on its key markets and customers, optimize its capital structure and enhance its access to capital in the future.
Segment Results
Effective July 23, 2014, as of the completion of the TerraForm IPO, we have identified TerraForm as a reportable segment and our results on a segment basis are reported accordingly.
Effective January 1, 2014, in contemplation of the SSL IPO, we made the following changes in our internal financial reporting in order to align our reporting with the organizational and management structure established to manage the Semiconductor Materials segment as a standalone SEC registrant:

•
Reclassification of certain corporate costs and expenses. Prior to January 1, 2014, costs and expenses related to certain research and development and marketing activities were not allocated to the Solar Energy or Semiconductor Materials segments. These costs, as well as general corporate marketing and administrative costs, substantially all of our stock compensation expense, research and development administration costs, legal professional services and related costs, and other items were not directly attributable nor evaluated by segment and thus were included in a "Corporate and other" caption in our disclosures of financial information by reportable segment. Effective January 1, 2014, these costs and expenses have been specifically identified with the Solar Energy or Semiconductor Materials segments, and our internal financial reporting structure has been revised to reflect the results of the Solar Energy and Semiconductor Materials segments on this basis.

•
Reclassification of the results for the company's polysilicon operations in Merano, Italy from the Solar Energy segment to the Semiconductor Materials segment. Prior to January 1, 2014, the Merano polysilicon operations were included in the results of the Solar Energy segment. Upon the effective date of the SSL IPO, the Merano polysilicon operations were transferred to the Semiconductor Materials segment. Thus, effective January 1, 2014, the Merano polysilicon operations have been managed by the management of the Semiconductor Materials segment, and the results of the Merano polysilicon operations have been reported on this basis in our internal financial reporting.

As a result of these changes to our internal financial reporting structure, we determined that such changes should also be reflected in the reportable segments data disclosed in our consolidated financial statements, in accordance with FASB ASC Topic 280, Segment Reporting.
Solar Energy Segment

During the year ended December 31, 2014, Solar Energy segment revenues were recognized for sales of 49 solar energy systems and other solar products totaling 325 megawatts ("MW"). Additionally, during the year ended December 31, 2014, 783 MW of additional projects were constructed and held on the balance sheet. As of December 31, 2014, we have 467 MW of solar projects under construction compared to 504 MW as of December 31, 2013. Our projects currently under construction are predominately located in Honduras, India, Chile, Canada, the United Kingdom and the United States.
The following table summarizes our individually significant projects under construction as of December 31, 2014, which are expected to be completed within the next six months. The remaining 267 MW in projects under construction are not individually material in size and vary in stages of construction and jurisdictions.

Project	Location	Rated Capacity (MW)[1]	PPA Counterparty
Project A	Chile	70	Antofagasta PLC
Project B	India	39	Solar Energy Corporation of India
Project C	Honduras	35	Empresa Nacional de Energía Eléctrica
Project D	U.K.	30	Statkraft Markets GMBH
Project E	United States	26	Southern California Edison
1 Rated capacity is the expected maximum output a solar energy system can produce without exceeding its design limits.
We continue to evaluate project development opportunities globally. We have a project pipeline of approximately 5.1 GW as of December 31, 2014, representing a 1.7 GW increase from the 3.4 GW of project pipeline as of December 31, 2013. Approximately 2.6 GW of our 5.1 GW project pipeline represents project backlog, which includes projects that are either currently under construction or for which we have an executed PPA ("power purchase agreement") or other energy off-take agreement such as a FiT ("feed-in tariff"). Our project backlog by region as of December 31, 2014 is as follows:

Region	Percentage of Total Backlog
United States	49%
Europe, the Middle East and Latin America	35%
Emerging Markets	14%
Canada	2%
Total	100%
TerraForm Power Segment
TerraForm Power segment net sales increased for the year ended December 31, 2014, compared to the same period in 2013, primarily due to energy and incentive revenue associated with operating projects acquired and projects which achieved commercial operations subsequent to December 31, 2013. Megawatt hours sold increased from 60,176 for the year ended December 31, 2013, to 722,411 for the year ended December 31, 2014. Megawatt hours sold refers to the actual volume of electricity generated and sold by the TerraForm Power segment during a particular period.
TerraForm's current portfolio consists of solar projects located in the Unites States, Puerto Rico, Canada, the United Kingdom and Chile with total nameplate capacity (rated capacity adjusted for TerraForm's economic interest) of 928 MW. All of TerraForm's projects have long-term PPAs with a weighted average (based on MW) remaining life of 21 years as of December 31, 2014.
Semiconductor Materials Segment
Net sales in our Semiconductor Materials segment decreased for the year ended December 31, 2014, as compared to the same period in 2013, primarily due to semiconductor wafer price decreases. Market conditions remain challenging due to the competitive landscape and the existence of overcapacity in the industry. These challenges were offset in part by a more favorable product mix, more favorable polysilicon costs and continued focus on manufacturing cost reductions. These cost reductions increased gross margin year over year by 50 basis points. Gross margins were also benefited by improved operating cash flow management, manufacturing cost reductions, optimization of factory utilization, and continued sales growth in higher margin products such as silicon-on-insulator ("SOI") wafers.
RESULTS OF OPERATIONS
Net Sales

Net sales by segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Solar Energy	$1,594.3	$1,204.3	$1,731.4
TerraForm Power	125.9	17.5	15.7
Semiconductor Materials	840.1	920.6	934.2
Intersegment eliminations	(75.9)	(134.8)	(151.4)
Consolidated net sales	$2,484.4	$2,007.6	$2,529.9
Solar Energy
2014 vs. 2013
Solar Energy segment net sales increased $390.0 million in 2014 as compared to 2013. Net sales of solar energy systems increased $291.2 million due to higher sales volumes and an increase in the recognition of previously deferred revenue, partially offset by a decrease in average selling price. Net sales to residential and small commercial customers increased $57.2 million in 2014 as compared to 2013 due to the acquisition of Energy Matters during the third quarter and other growth initiatives. Solar energy system sales totaled 325 MW in 2014 as compared to 153 MW in 2013, and average selling prices decreased from $2.93 in 2013 to $2.56 in 2014. Net sales from energy production increased $76.5 million in 2014 as compared to 2013 due to our strategic decision to retain ownership of certain solar energy systems we develop. Net sales of solar materials increased by $12.8 million in 2014 as compared to 2013 due to higher average sales prices as a result of a favorable product mix due to an increase in mono wafer sales.
2013 vs. 2012
Solar Energy segment net sales decreased $527.1 million in 2013 as compared to 2012. Net sales of solar energy systems decreased $525.6 million primarily due to our strategic decision to retain ownership of certain solar energy systems we developed in preparation for the TerraForm IPO versus selling to third parties. Solar energy system sales totaled 153 MW in 2013 as compared to 292 MW during 2012. In addition, sales of solar energy systems decreased due to lower average selling price driven by an unfavorable sales mix. In 2012, approximately 95% of the solar energy project revenue was related to sales of fully developed solar energy systems, whereas in 2013, approximately 25% of the solar energy project new sales were related to engineering, procurement and construction ("EPC") solar energy system revenue. EPC solar energy system sales per watt are generally lower than fully developed solar system project sales per watt because we are not directly involved in every phase of the system's design, financing and development. This change in mix resulted in a decrease in average selling price of approximately $0.43 per watt in 2013 as compared to 2012. Decreases in net sales of solar energy systems were partially offset by increases in net sales of solar materials. Solar materials net sales in 2013 included $22.9 million related to revenue recognized as part of the termination of the long-term solar wafer supply contract with Gintech and $25.0 million related to revenue recognized as part of the amendment of the long-term solar wafer supply contract with Tainergy. Solar materials net sales in 2012 included $37.5 million in revenue recognized in 2012 for the termination of the long-term solar wafer supply contract with Conergy.
TerraForm Power
2014 vs. 2013
TerraForm Power segment net sales increased $108.4 million for the year ended December 31, 2014, compared to the same period in 2013, primarily due to energy and incentive revenue associated with operating projects acquired and projects which achieved commercial operations subsequent to December 31, 2013. Megawatt hours sold increased from 60,176 for the year ended December 31, 2013, to 722,411 for the year ended December 31, 2014.
2013 vs. 2012
TerraForm Power segment net sales increased $1.8 million for the year ended December 31, 2013, compared to the same period in 2012, primarily due to energy and incentive revenue associated with operating projects acquired and projects which achieved commercial operations subsequent to December 31, 2012. Megawatt hours sold increased from 52,325 for the year ended December 31, 2012, to 60,176 for the year ended December 31, 2013.
Semiconductor Materials
2014 vs. 2013

Semiconductor Materials segment net sales decreased for the year ended December 31, 2014, compared to the year ended December 31, 2013, primarily due to semiconductor wafer price decreases, only partially offset by volume increases. The decreases were the result of competitive pressures arising from softness in the semiconductor industry. Average selling price decreases occurred primarily in 200mm and 300mm semiconductor wafers.
2013 vs. 2012
Semiconductor Materials segment net sales decreased for the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily due to semiconductor wafer price decreases driven by softness in the semiconductor industry and a less favorable product mix, offset in large part by volume increases. Unit volume increased across all wafer diameters as a result of increased sales to certain existing customers and improved market demand. Average selling price decreases occurred primarily with 300mm semiconductor wafers due to a competitive market environment, overcapacity, and the weakening of the Japanese Yen, which lowered the relative prices charged by Japanese semiconductor wafer manufacturers in markets outside Japan.
Gross Profit and Gross Margin
Gross profit and gross margin by segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the year ended December 31,
In Millions	2014		2013		2012
Solar Energy	$82.4	5.2%	$54.7	4.5%	$243.8	14.1%
TerraForm Power	60.5	48.1%	8.9	50.9%	10.0	63.7%
Semiconductor Materials	79.0	9.4%	81.7	8.9%	81.8	8.8%
Total Gross Profit	$221.9	8.9%	$145.3	7.2%	$335.6	13.3%
Solar Energy
2014 vs. 2013
Solar Energy segment gross profit increased $27.7 million in 2014 as compared to 2013 primarily due to cost reduction initiatives and an improved sales mix. Gross profit in 2013 was negatively impacted by lower sales of fully developed solar energy systems, $18.5 million of lower of cost or market charges and intangible asset impairment charges of $10.2 million. Offsetting these items in 2013 were the $25.0 million of revenue recognized on the Tainergy contract amendment, $22.9 million of revenue recognized related to a contract termination with Gintech. In addition, $32.3 million of revenue was recognized from profit deferrals for power guarantees that expired during 2013 versus $59.3 million in 2014.
2013 vs. 2012
Solar Energy segment gross profit decreased $189.1 million in 2013 as compared to 2012. Gross profit in 2013 was negatively impacted by lower sales of fully developed solar energy systems, $18.5 million of lower of cost or market charges and intangible asset impairment charges of $10.2 million. Offsetting these items in 2013 were the $25.0 million of revenue recognized on the Tainergy contract amendment, $22.9 million of revenue recognized related to a contract termination with Gintech and $32.3 million of revenue recognized from profit deferrals for power guarantees that expired during 2013. Solar Energy segment gross profit in 2012 was positively impacted by the $37.1 million of revenue on the Conergy termination and $54.4 million of revenue recognized related to profit deferrals for a power guarantee that expired for a 70 MW project in Italy that was sold in the fourth quarter of 2010.
TerraForm Power
2014 vs. 2013
TerraForm Power segment gross profit increased $51.6 million in 2014 as compared to 2013 due primarily to higher net sales volumes. Gross margins in 2014 were 48.1% as compared to 50.9% in 2013 due to higher costs of operations driven by new solar generation facilities commencing operation and increased operation costs resulting from 2014 acquisitions.
2013 vs. 2012
TerraForm Power segment gross profit decreased $1.1 million due primarily to higher net sales volumes offset by declines in margin due to increased operational and maintenance expenses related to a portfolio acquired during 2013.
Semiconductor Materials

2014 vs. 2013
Semiconductor Materials segment gross profit decreased for the year ended December 31, 2014, compared to the same period of 2013. The decrease was primarily the result of lower average selling prices for wafers, which was mostly offset by more favorable polysilicon costs and continued manufacturing cost reductions. Lower polysilicon costs resulted from a change in the average effective selling price for polysilicon supplied by the Solar Energy segment to the Semiconductor Materials segment from $55 per kilogram to $30 per kilogram which was effective January 1, 2014. As a result of more favorable polysilicon costs and continued focus on manufacturing cost reductions, gross margins increased for the year ended December 31, 2014, compared to the prior year.
2013 vs. 2012
Semiconductor Materials segment gross margin decreased for the year ended December 31, 2013 compared to the same period of 2012, primarily due to lower average selling prices for wafers, partially offset by reduced unit costs on higher product volume, improved operational efficiencies and continued focus on manufacturing cost reductions.
Operating Expenses
Marketing & Administration
Marketing and administration expense by segment for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Solar Energy	$427.9	$252.7	$196.8
As a percentage of net sales	26.8%	21.0%	11.4%
TerraForm Power	53.3	3.8	4.7
As a percentage of net sales	42.3%	21.7%	29.9%
Semiconductor Materials	84.8	105.1	100.7
As a percentage of net sales	10.1%	11.4%	10.8%
Total Marketing & Administration	$566.0	$361.6	$302.2
As a percentage of net sales	22.8%	18.0%	11.9%
Solar Energy
2014 vs. 2013
Solar Energy segment marketing and administrative expense increased from $252.7 million for the year ended December 31, 2013 to $427.9 million for the same period in 2014. This increase was due to increases in Solar Energy segment staffing and certain expenses and non-capitalizable costs incurred in connection with the SSL IPO, the TerraForm IPO, the proposed EM Yieldco IPO, acquisitions, including the First Wind acquisition, and other growth initiatives.
2013 vs. 2012
Solar Energy segment marketing and administrative expense increased $54.1 million in 2013 as compared to 2012. This increase was due to increases in staffing, higher expenses related to growth initiatives, and non-capitalizable costs incurred in connection with the preparation for the SSL and TerraForm IPOs and an unfavorable adjustment of $5.6 million to adjust the fair value of contingent consideration.
TerraForm Power
2014 vs. 2013
TerraForm Power segment marketing and administration expenses increased by $49.5 million from the year ended December 31, 2013 as compared to the year ended December 31, 2014 primarily due to additional costs incurred as a result of an increase in operational projects and nameplate capacity resulting from additional projects that achieved commercial operations, Call Rights acquisitions, and third party acquisitions compared to the prior year period. In addition, the TerraForm Power segment incurred $14.9 million in acquisition costs during the year ended December 31, 2014. No such costs were incurred in 2013.
2013 vs. 2012

TerraForm Power segment marketing and administration expenses slightly decreased from the year ended December 31, 2013 as compared to the same period in 2012.
Semiconductor Materials
2014 vs. 2013
Semiconductor Materials segment marketing and administration expenses decreased for the year ended December 31, 2014, compared to the prior year period, primarily as a result of lower administration expenses that were incurred as a stand-alone public company in comparison to the historical structure prior to the SSL IPO, which included expenses of SunEdison that were allocated to Semiconductor Materials for certain general corporate and administrative functions.
2013 vs. 2012
Semiconductor Materials segment marketing and administration expenses increased for the year ended December 31, 2013 compared to the prior year primarily due to $4.0 million in insurance recoveries related to the earthquake and tsunami in Japan which reduced marketing and administration expense in 2012. There were no similar insurance recoveries during the year ended December 31, 2013.
Research & Development
Research and development expense by segment for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Solar Energy	$26.9	$34.1	$38.4
As a percentage of net sales	1.7%	2.8%	2.2%
Semiconductor Materials	34.8	37.0	33.4
As a percentage of net sales	4.1%	4.0%	3.6%
Total Research & Development	$61.7	$71.1	$71.8
As a percentage of net sales	2.5%	3.5%	2.8%
Solar Energy
2014 vs. 2013
Research and development ("R&D") expenses within the Solar Energy segment consist mainly of product and process development efforts. Since 2012, the Solar Energy segment's R&D expenses have trended lower due to restructuring actions taken in 2011 primarily with the solar materials operations and other related headcount reductions.
2013 vs. 2012
Solar Energy segment R&D expenses decreased for the year ended December 31, 2013 compared to the same period in 2012 due to restructuring actions taken in 2011.
Semiconductor Materials
2014 vs. 2013
Semiconductor Materials segment R&D expenses decreased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of the decision to consolidate the semiconductor crystal operations. This decrease was partially offset by increased spending to enhance the segment's capabilities in advanced substrates and broaden its product offerings.
2013 vs. 2012
Semiconductor Materials segment R&D expenses increased for the year ended December 31, 2013, as compared to the prior year, primarily due to spending to enhance the segment's capabilities in advanced substrates and to broaden our product offerings. This increase in R&D spending primarily related to hiring additional engineers and purchasing test equipment to support advancing crystal capabilities in support of customer requirements, especially on larger diameter products.
Restructuring (Reversals) Charges

Restructuring (reversals) charges for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Restructuring (Reversals) Charges	$(8.3)	$(10.8)	$(83.5)
As a percentage of net sales	(0.3)%	(0.5)%	(3.3)%
2014 vs. 2013
Semiconductor Materials recorded restructuring reversals for the year ended December 31, 2014 due to $12.0 million of severance reversals related to the sale of its Merano, Italy polysilicon and chlorosilanes facilities because the buyer has assumed legal responsibility for those employees and $2.5 million of other net favorable revisions to its estimated restructuring liabilities. These restructuring reversals were partially offset by approximately $3.5 million of restructuring expenses related to Semiconductor Materials' plan to consolidate its semiconductor crystal operations that was announced in February 2014 and $2.5 million of severance expense related to the Semiconductor's fourth quarter workforce reduction plan that was announced in December 2014.
2013 vs. 2012
Semiconductor Materials recorded $12.1 million of other net favorable revisions to their estimated restructuring liabilities, primarily due to the settlement of certain contractual obligations and changes in estimates related to the restructuring actions associated with the 2011 Global Plan (see Note 13 to the accompanying consolidated financial statements). Semiconductor Materials recognized restructuring reversals for the year ended December 31, 2012 as a result of a settlement agreement with Evonik Industries AG and Evonik Degussa Spa ("Evonik"), one of our suppliers, which resulted in $65.8 million of income within restructuring charges. In addition, Semiconductor Materials recognized $8.1 million of other net favorable revisions to their estimated restructuring liabilities based on actual results differing from our previous estimates.
Loss (Gain) on Sale / Receipt of Property, Plant and Equipment
Loss (gain) on sale / receipt of property, plant and equipment for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Loss (Gain) on Receipt of Property, Plant and Equipment	$4.7	$—	$(31.7)
As a percentage of net sales	0.2%	—%	(1.3)%
Semiconductor Materials
2014 vs. 2013
The Semiconductor Materials segment recognized a $4.7 million loss on sale of property, plant and equipment for the year ended December 31, 2014 related to the sale of the Merano, Italy polysilicon and chlorosilanes facilities. No similar amounts were recorded for the year ended December 31, 2013.
2013 vs. 2012
The Semiconductor Materials segment obtained title to the Merano, Italy chlorosilanes plant as part of the settlement with Evonik, which resulted in the recognition of a gain of $31.7 million in 2012. No similar amounts were recorded in 2013. The chlorosilanes plant was determined to be impaired in 2013 as discussed below.
Long-lived Asset Impairment Charges

Long-lived asset impairment charges by segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Solar Energy	$75.2	$3.4	$18.1
As a percentage of net sales	4.7%	0.3%	1.0%
Semiconductor Materials	59.4	33.6	1.5
As a percentage of net sales	7.1%	3.6%	0.2%
Total Long-lived Asset Impairment Charges	134.6	37.0	19.6
As a percentage of net sales	5.4%	1.8%	0.8%
Solar Energy
2014 vs. 2013
During the year ended December 31, 2014, the Solar Energy segment recognized long-lived asset impairment charges of $75.2 million compared to $3.4 million during the same period of 2013. Charges in 2014 resulted from the impairment of certain multicrystalline solar wafer manufacturing equipment due to market indications that fair value was less than carrying value, the impairment of certain solar module manufacturing equipment following the termination of a long-term lease arrangement with one of our suppliers and the impairment of power plant development arrangement intangible assets and work in process related to certain solar projects
2013 vs. 2012
Impairment charges for the Solar Energy segment in 2012 relate to an impairment charge taken on our solar wafer assets due to the market downturn and significant price declines. The 2013 impairment charges related to the determination to close the Merano, Italy facility. In the year ended December 31, 2013, we incurred a total impairment charge of $37.0 related to the closure of the Merano facility, of which $3.4 million related to the Solar Energy segment.
Semiconductor Materials
2014 vs. 2013
The Semiconductor Materials segment recognized asset impairment charges of $59.4 million for the year ended December 31, 2014, of which approximately $57.3 million relates to the assets at the Merano, Italy polysilicon and chlorosilanes facilities to write down these assets in the third quarter to their current estimated fair value, which was based on offers from potential buyers that were received in the third quarter. The Merano, Italy polysilicon and chlorosilanes facilities were sold in the fourth quarter of 2014.
2013 vs. 2012
Semiconductor Materials segment management concluded an analysis in the fourth quarter of 2013, as to whether to restart the Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with the segment's business strategy. Accordingly, it was decided to indefinitely close that facility and the related chlorosilanes facility obtained from Evonik during 2013. Approximately $33.6 million of noncash impairment charges was recorded to write down these assets to their current estimated salvage value. The recorded asset impairment charges of $1.5 million for the year ended December 31, 2012 primarily related to the impairment of capitalized software that was no longer in use.
Non-operating Expenses (Income)
Interest Expense

Interest expense by segment for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Solar Energy	$316.5	$186.2	$130.8
As a percentage of net sales	19.9%	15.5%	7.6%
TerraForm Power	84.4	6.3	5.7
As a percentage of net sales	67.0%	36.0%	36.3%
Semiconductor Materials	9.2	0.8	1.0
As a percentage of net sales	1.1%	0.1%	0.1%
Intersegment eliminations	(0.1)	(4.1)	(2.2)
As a percentage of net sales	0.1%	3.0%	1.5%
Total Interest Expense	$410.0	$189.2	$135.3
As a percentage of net sales	16.5%	9.4%	5.3%
Solar Energy
2014 vs. 2013
The Solar Energy segment incurred $316.5 million in interest expense for the year ended December 31, 2014 compared to $186.2 million in the comparable period of 2013. Interest expense related to our debt and capital leases for solar energy systems was the primary driver for the increases totaling $101.5 million. This increase is driven by the higher debt levels necessary to fund the development of our project pipeline. In addition, due to the senior convertible notes due 2018, 2020 and 2021 we incurred a total of $97.7 million in interest expense in 2014 pertaining to amortization of the deferred financing fees, amortization of the debt discount and interest expense compared to $90.1 million in expense in 2013 for similar debt instruments. Also, we incurred $33.4 million in interest expense in 2014 due to the acquired debt through the SRP acquisition and $7.4 million in expense in 2014 related to the First Wind Bridge Credit Facility entered into on November 17, 2014.
2013 vs. 2012
Solar Energy segment interest expense increased from $130.8 million for the year ended December 31, 2012 to $186.2 million for the same period in 2013. Of this increase of $55.4 million, $24.0 million is related to the debt and capital leases for solar energy systems. Another $28 million consists of commitment fees, amortization of deferred financing fees, amortization of the debt discount, interest expense and other nonrecurring fees related to the 2018 and 2021 notes.
TerraForm Power
2014 vs. 2013
TerraForm Power segment interest expense for the year ended December 31, 2014 increased by $78.1 million compared to the year ended December 31, 2013, primarily due to increased indebtedness related to acquisitions, financing lease arrangements and borrowings under the TerraForm's term loan, which resulted in higher interest expense compared to the same period in 2013. In addition, the amortization of fees included in interest expense increased $27.5 million primarily due to deferred fees associated with the bridge facility, which was repaid upon completion of the TerraForm IPO.
2013 vs. 2012
TerraForm Power interest expense increased by $0.6 million from the year ended December 31, 2013 when compared to the same period in 2012 primarily due to the acquisition of certain levered projects.
Semiconductor Materials
2014 vs. 2013
Semiconductor Material segment interest expense increased $8.4 million for the year ended December 31, 2014 compared to the same period in 2013 due to the interest expense related to the $210.0 million senior secured term facility and $50.0 million senior secured revolving facility executed on May 27, 2014. Prior to the SSL IPO, substantially all debt was held by SunEdison, Inc.
2013 vs. 2012

Semiconductor Material segment interest expense decreased slightly for the year ended December 31, 2013 compared to the same period in 2012 due to lower outstanding debt levels.
Interest Income
Interest income for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Interest Income	$(13.7)	$(6.5)	$(3.6)
As a percentage of net sales	(0.6)%	(0.3)%	(0.1)%
2014 vs. 2013
Increase in interest income of $7.2 million was primarily due to interest income recognized by SRP, an acquired entity in 2014 and higher levels of interest income earned on higher restricted cash balances.
2013 vs. 2012
Increase in interest income of $2.9 million was due to higher levels of interest income earned on higher restricted cash balances.
(Gain) Loss on Early Extinguishment of Debt
(Gain) loss on extinguishment of debt for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Total loss on early extinguishment of debt	$(9.6)	$75.1	$—
As a percentage of net sales	(0.4)%	3.7%	—%
2014 vs. 2013
The TerraForm Power segment incurred a net gain on the extinguishment of debt of $9.6 million for the year ended December 31, 2014, primarily due to the termination of financing lease obligations upon acquiring the lessor interest in certain assets and defeasance of debt obligations related to certain projects in the U.S.
2013 vs. 2012
In 2013, we completed the redemption of the $550.0 million outstanding aggregate principal amount of the 7.75% senior notes due 2019 and the $200.0 million second lien term loan with an interest rate of 10.75%. As a result of these redemptions, the Solar Energy segment recognized a loss on extinguishment of debt of $75.1 million for the year ended December 31, 2013, which was comprised of pre-payment premiums and other non-capitalizable costs totaling $52.4 million and the write off of unamortized deferred loan cost and unamortized debt discount totaling $22.7 million.
Other Expense
Other expense, net for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Total other, net	$39.2	$20.4	$7.0
As a percentage of net sales	1.6%	1.0%	0.3%
Total other expense primarily is driven by foreign exchange transaction and translation losses. The increase in expense reported for the year ended December 31, 2014 compared to the same period in 2013, is predominately driven by foreign exchange transaction losses recorded by TerraForm Power.
Income Tax (Benefit) Expense
Income tax (benefit) expense for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Income tax (benefit) expense	$(36.0)	$27.8	$64.9
Income Tax Rate as a % of Loss Before Income Taxes	2.7%	(4.7)%	(79.6)%
For the year ended December 31, 2014, we recorded an income tax benefit of $(36.0) million and an effective tax rate of 2.7% compared to an income tax expense of $27.8 million and an effective tax rate of (4.7)% for the year ended December 31, 2013.
The 2014 net income tax benefit is primarily attributable to (i) the tax expense recognized at various rates in certain foreign jurisdictions which generate taxable income, (ii) a taxable gain recognized in stockholders' equity utilizing tax attributes that were previously offset with a valuation allowance, and thus as a result of intraperiod tax allocation, the tax benefit related to the reduction in the valuation allowance was recognized in continuing operations of $36.5 million, (iii) a tax benefit for the reduction of the valuation allowance on certain deferred tax assets of $95.3 million due to the ability to realize those benefits in the future offset by $62.7 million of tax expense associated with the favorable settlement of a polysilicon supply agreement between subsidiaries, (iv) tax expense associated with an increase of $7.5 million to the reserve for uncertain tax positions, and (v) a tax benefit for the establishment of deferred taxes related to certain convertible note transactions.
The 2013 net income tax expense is primarily attributable to the tax expense recognized at various rates in certain foreign jurisdictions which generate taxable income, charges recognized to establish valuation allowance on certain deferred tax assets due to the likely inability to realize a benefit for certain future tax deductions and a net expense of $9.6 million due to the closure of the Internal Revenue Service (“IRS”) examination as discussed below.
The 2012 net income tax expense is primarily the result of a release of valuation allowances in certain foreign jurisdictions offset against the tax effect of the worldwide operational earnings mix at various rates, an increase to the accrued liability for uncertain tax positions and impacts due to the IRS exam.
Certain of our subsidiaries have been granted a concessionary tax rate of 0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in tax benefits for 2014, 2013 and 2012 of approximately $0.4 million, $2.2 million and $4.6 million, respectively. Under these incentive programs, the income tax rate for qualifying income will be an incentive tax rate lower than the corporate tax rate. These subsidiaries were in compliance with the qualifying conditions of these tax incentives. The last of these incentives will expire in 2017.
We are currently under examination by the IRS for the 2011 and 2012 tax year. We are also under examination by certain foreign tax jurisdictions. We believe it is reasonably possible that some portions of these examinations could be completed within the next twelve months and have currently recorded amounts in the financial statements that are reflective of the current status of these examinations. We are subject to examination in various jurisdictions for the 2007 through 2013 tax years.
Equity in Earnings (Loss) of Joint Ventures
Equity in earnings (loss) of joint ventures, net of tax, for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31,
In millions	2014	2013	2012
Equity in Earnings (Loss) of Joint Ventures, Net of Tax	$8.0	$5.7	$(2.3)
Equity in earnings of joint ventures, net of tax reported for the year ended December 31, 2014, was related to the sale of our interest in a joint venture. Equity in (loss) earnings of joint ventures, net of tax, for the years ending December 31, 2013 and 2012 relates primarily to the income and (loss) recorded during the years by both our SMP and Zhenjiang Huantai joint ventures.
FINANCIAL CONDITION

The following table summarizes the significant changes in our financial condition as of December 31, 2014 as compared to December 31, 2013:

Assets 2014 vs. 2013	$ Change	% Change	Explanation
Total cash, cash equivalents, cash committed for construction and restricted cash	$328.4	36.4%	See discussion in Liquidity and Capital Resources
Accounts receivable, net	120.4	34.3%	Increase primarily due to change from a consigned inventory method to a sales model with our solar materials customers.
Solar energy systems held for development and sale, including consolidated variable interest entities	(208.6)	(45.3)%	Decrease primarily due to system sales in South Africa, Canada, U.S. and Chile, partially offset by new systems under development in Honduras and Singapore.
Prepaid and other current assets	184.8	43.6%	Increase due to higher deferred financing fees, prepaid interest and foreign value-added tax receivables
Investments	108.0	262.8%	Increase primarily due to the acquisition of SRP
Property, plant and equipment, net:	3,951.4	126.5%	Increase primarily due to acquisitions
Note hedge derivative asset	(514.8)	(100.0)%	Decrease due to a reclassification of these instruments to shareholders' equity upon shareholder approval of additional authorized shares of common stock during the second quarter
Goodwill and other intangible assets	542.7	463.5%	Increase due to acquisitions
Other assets	307.0	41.0%	Increase primarily due to acquisitions, deposits related to the purchase of PTC-qualified wind turbines and higher prepaid interest
Liabilities 2014 vs. 2013
Current portion of long-term debt and short-term borrowings	$682.2	171.6%	Increase primarily due to short-term debt incurred for the purchase of PTC-qualified wind turbines and acquisitions
Accounts payable	362.0	41.7%	Increase primarily due to the timing of payments to vendors and acquisitions
Long-term debt, less current portion	2,941.0	92.5%	Increase primarily due to issuance of our senior convertible notes due 2020, borrowings under the TerraForm term loan and the SSL term loan and debt assumed in various acquisitions, primarily SMP
Customer deposits	(91.7)	(65.5)%	Decrease primarily due to lower deposits in our Semiconductor Materials segment and solar materials operations
Conversion option derivative liability	(506.5)	(100.0)%	Decrease due to reclassification of these instruments to stockholders' equity upon shareholder approval of additional authorized shares of common stock
Warrant derivative liability	(270.5)	(100.0)%	Decrease due to reclassification of these instruments to stockholders' equity upon shareholder approval of additional authorized shares of common stock
Other liabilities	559.4	57.2%	Increase primarily due to acquisitions, higher asset retirement obligations due to retaining additional projects on the balance sheet and an increase in deferred revenue

LIQUIDITY AND CAPITAL RESOURCES
We incurred a net loss attributable to SunEdison stockholders of $1,180.4 million for the fiscal year ended December 31, 2014, which included a non-cash net loss of $499.4 million on the convertible notes derivatives, as well as a non-cash net gain of $145.7 million on our previously held equity interest in SMP Ltd. We used $770.0 million of cash for operations. Our total indebtedness, including project finance capital, increased from $3,576.2 million as of December 31, 2013 to $7,199.4 million as of December 31, 2014. As of December 31, 2014, we have a working capital deficit of $357.1 million. We continue to incur significant indebtedness to fund our operations and acquisitions and to use significant cash in our operations. If we delay the construction of solar energy systems, our operating results and cash flows will be adversely impacted.
Our consolidated financial statements have been prepared assuming the realization of assets and the satisfaction of liabilities in the normal course, as well as continued compliance with the financial and other covenants contained in our existing credit facilities and other financing arrangements.
As of December 31, 2014 we own 56.8% of SSL's common shares and continue to include SSL in our consolidated financial statements on the basis that we control SSL. However, SSL and its subsidiaries are separate legal entities with their own creditors and other stakeholders. The semiconductor business assets and other assets that SSL and its subsidiaries have acquired are legally owned by those entities and are not available to satisfy claims of creditors of SunEdison, Inc. or our other non-SSL subsidiaries. Except to the limited extent provided in certain agreements entered into with SSL and its subsidiaries to receive selected services and limited financial support from SunEdison, SunEdison has no obligations with respect to SSL or for the benefit of its creditors.
As of December 31, 2014 we own 57.3% of TerraForm and continue to include TerraForm in our consolidated financial statements on the basis that we will maintain control of TerraForm. However, TerraForm and its subsidiaries are separate legal entities with their own creditors and other stakeholders. The solar project assets and other assets that TerraForm and its subsidiaries have acquired and expect to acquire in the future are and will be legally owned by those entities and are not available to satisfy claims of creditors of SunEdison, Inc. or our other non-TerraForm subsidiaries. Except to the limited extent provided in certain agreements entered into with TerraForm and its subsidiaries to receive selected services and limited financial support from SunEdison, SunEdison has no obligations with respect to TerraForm or for the benefit of its creditors.
Liquidity
Cash and cash equivalents, plus cash committed for construction projects, at December 31, 2014 totaled $1,074.4 million, compared to $831.5 million at December 31, 2013. Approximately $272.6 million of these cash and cash equivalents was held by our foreign subsidiaries, a portion of which may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows. The tax effects could be minimized by our actions, including, but not limited to, our ability to bring cash and cash equivalents to the U.S. through settlement of certain intercompany loans.
The primary items impacting our liquidity in the future are cash from operations, including working capital effects from the sale of solar energy systems and reduction of current inventory levels, capital expenditures and expenditures for the construction of solar energy systems for sale or to retain on our balance sheet, borrowings and payments under our credit facilities and other financing arrangements, the monetization of our pipeline and the availability of project finance and/or project equity at acceptable terms. We believe our liquidity will be sufficient to support our operations for the next twelve months, although no assurances can be made if significant adverse events occur, or if we are unable to access project capital needed to execute our business plan.
In addition to our need to maintain sufficient liquidity from cash flow from our operations and borrowing capacity under our credit facilities, we will need to raise additional funds in the future in order to meet the operating and capital needs of our solar energy systems development business, including the acquisition and construction of solar energy systems that we intend to retain on our balance sheet, including those systems that we intend to contribute to TerraForm Power and other yield vehicles. These funds are expected to be in the form of non-recourse project finance capital. However, there can be no assurances that such project financing or equity will be available to us, or available to us on terms and conditions we find acceptable. We may not be able to sell solar projects or secure adequate debt financing or equity funding for such projects on favorable terms, or at all, at the time when we need such funding.
In the event that we are unable to raise additional funds, our liquidity will be adversely impacted, we may not be able to maintain compliance with our existing debt covenants and our business will suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain and could significantly impact our earnings and our liquidity.
We expect cash on hand, 2015 operating cash flows, project finance debt, the Solar Energy credit facility, the TerraForm term loan and project construction facility to provide sufficient capital to support the acquisition and construction phases of our currently planned projects for 2015 and otherwise meet our capital needs for the remainder of 2015. However, we will continue to need to raise additional long-term project financing, either in the form of project debt or equity, or both. SunEdison expects its ongoing efforts to secure project capital, including sources of non-recourse project capital, to generate sufficient resources to support growth. The rate of growth of the Solar Energy segment is limited by capital access. At December 31, 2014, our liabilities associated with project finance capital totaled $4,926.5 million. We anticipate incremental capital needs for 2015 associated with project finance markets for systems retained to range from $3.3 billion to $4.0 billion depending on the amount of megawatts constructed. There can be no assurances that such financing will be available to us or at terms that we find acceptable. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted, we may not be able to maintain compliance with our existing debt covenants and our business will suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain and could impact our earnings and our liquidity.
We have discretion in how we use our cash to fund capital expenditures, to develop solar energy systems, and for other costs of our business. We evaluate capital projects and the development of solar energy systems based on their expected strategic impacts and our expected return on investment. We may use this discretion to decrease our capital expenditures and development of solar energy systems, which may impact our operating results and cash flows for future years. For example, we may defer construction of solar energy systems, sell solar energy systems that we currently own and operate and look for opportunities to partner with outside investors to finance the development of projects.
Net cash provided (used) by activity during the years ended December 31, 2014, 2013 and 2012 follows:

	2014	2013	2012
In millions
Net cash (used in) provided by:
Operating Activities	$(770.0)	$(706.8)	$(263.5)
Investing Activities	(2,639.8)	(860.9)	(531.3)
Financing Activities	3,801.7	1,594.9	764.8
In 2014, $770.0 million of cash was used for operating activities, compared to $706.8 million that was used in operating activities in 2013. The decrease in operating cash flows was primarily a result of an increase in prepaids and other current assets coupled with payments to vendors for operating expenses supporting our various growth initiatives.
In 2013, $706.8 million of cash was used for operating activities, compared to $263.5 million that was used for operating activities in 2012. The decrease in operating cash flows was primarily a result of our strategic decision to retain more projects on the balance sheet in preparation for the TerraForm IPO and increases in our solar energy systems held for development, accounts receivable and other current assets offset by a decrease in accounts payable and accrued liabilities.
Our principal sources and uses of cash during the year ended December 31, 2014 were as follows:
Sources:

•	Received $1,733.7 million from solar energy system financing arrangements, net of payments;

•	Received $975.6 million from non-solar energy system specific financing;

•	Received $1,114.2 million from IPO, private placement and other equity offerings; and

•	Received $214.8 million from noncontrolling interests for investments in solar energy systems
Uses:

•	Used $770.0 million for operations;

•	Invested $1,511.0 million in construction of solar energy systems that will remain on our balance sheet, primarily through TerraForm or other yield vehicles

•	Invested $229.6 million in capital expenditures, primarily in our Semiconductor Materials segment and SMP's construction of a polysilicon facility

•	Invested $158.9 million on a deposit for wind turbine equipment

•	Used $719.0 million in acquisitions, net of cash acquired
At December 31, 2014, we had approximately $569.0 million of committed capital expenditures for our Solar Energy segment primarily related to projects we intend to retain on our balance sheet.

At December 31, 2014, we had approximately $26.3 million of committed capital expenditures in our Semiconductor Materials segment. Capital expenditures in 2014 primarily related to increasing our semiconductor capacity and expanding capability for our next generation products.
Borrowings
Convertible Senior Notes Due 2018 and 2021
On December 20, 2013, we issued $600.0 million in aggregate principal amount of 2.00% convertible senior notes due 2018 (the "2018 Notes") and $600.0 million aggregate principal amount of 2.75% convertible senior notes due 2021 (the "2021 Notes", and together with the 2018 Notes, the "2018/2021 Notes") in a private placement offering. We received net proceeds, after payment of debt financing fees, of $1,167.3 million in the offering, before the redemption of the $550.0 million outstanding aggregate principal amount of the 7.75% senior notes due 2019 and the repayment of the $200.0 million outstanding aggregate principle amount of the 10.75% second lien term loan and before payment of the net cost of the call spread overlay described below.
Interest on the 2018 Notes is payable on April 1 and October 1 of each year, beginning on April 1, 2014. Interest on the 2021 Notes is payable on January 1 and July 1 of each year, beginning on July 1, 2014. The 2018 Notes and the 2021 Notes mature on October 1, 2018 and January 1, 2021, respectively, unless earlier converted or purchased.
The 2018/2021 Notes are convertible at any time until the close of business on the business day immediately preceding July 1, 2018 (in the case of the 2018 Notes) or October 1, 2020 (in the case of the 2021 Notes) insomuch that they meet certain criteria defined in footnote 9.
The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. The 2018/2021 Notes are convertible only into cash, shares of our common stock or a combination thereof at our election. However, we were required to settle conversions solely in cash until we obtained the requisite approvals also defined in the aforementioned footnote.
The 2018/2021 Notes are general unsecured obligations and rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the 2018/2021 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively subordinated in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and effectively subordinated to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.
From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle conversions in cash if exercised, the embedded conversion options (the "2018/2021 Conversion Options") within the 2018/2021 Notes were separated from the 2018/2021 Notes and accounted for separately as derivative instruments (derivative liabilities) with changes in fair value reported in the consolidated statements of operations. Upon obtaining the requisite approvals from our stockholders discussed above, the 2018/2021 Conversion Options were considered equity instruments. Thus, as of May 29, 2014, the 2018/2021 Conversion Options were remeasured at fair value, or $888.4 million, with the change in fair value reported in the consolidated statement of operations, and the resulting fair value of the 2018/2021 Conversion Options was reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 are not recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity.
Call Spread Overlay for Convertible Senior Notes Due 2018 and 2021
Concurrent with the issuance of the 2018/2021 Notes, we entered into privately negotiated convertible note hedge transactions (collectively, the "2018/2021 Note Hedges") and warrant transactions (collectively, the "2018/2021 Warrants" and together with the 2018/2021 Note Hedges, the “2018/2021 Call Spread Overlay”), with certain of the initial purchasers of the 2018/2021 Notes or their affiliates. Assuming full performance by the counterparties, the 2018/2021 Call Spread Overlay is designed to effectively reduce our potential payout over the principal amount on the 2018/2021 Notes upon conversion.
Under the terms of the 2018/2021 Note Hedges, we purchased from affiliates of certain of the initial purchasers of the 2018/2021 Notes options to acquire, at an exercise price of $14.62 per share, subject to anti-dilution adjustments, up to 82.1 million shares of our common stock. Each 2018/2021 Note Hedge is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2018/2021 Notes. Each 2018/2021 Note Hedge is exercisable upon the conversion of the 2018/2021 Notes and expires on the corresponding maturity dates of the 2018/2021 Notes. The option counterparties are generally obligated to settle their obligations to us upon exercise of the 2018/2021 Note Hedges in the same manner as we satisfy our obligations to holders of the 2018/2021 Notes.

Under the terms of the 2018/2021 Warrants, we sold to affiliates of certain of the initial purchasers of the 2018/2021 Notes warrants to acquire, on the stated expiration date of each 2018/2021 Warrant, up to 82.1 million shares of our common stock at an exercise price of $18.35 and $18.93 per share, respectively, subject to anti-dilution adjustments. Each 2018/2021 Warrant transaction is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2018/2021 Notes.
From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle the 2018/2021 Note Hedges and 2018/2021 Warrants in cash if exercised, these instruments were required to be accounted for as derivative instruments with changes in fair value reported in the consolidated statements of operations, as further discussed in the Loss on Convertible Notes Derivatives section below. Upon obtaining the requisite approvals from our stockholders discussed above, the 2018/2021 Note Hedges and 2018/2021 Warrants were considered equity instruments. Thus, as of May 29, 2014, the 2018/2021 Note Hedges and 2018/2021 Warrants were remeasured at fair value (asset of $880.0 million and liability of $753.3 million respectively), with the changes in fair value reported in the consolidated statement of operations, and the resulting fair values of the 2018/2021 Note Hedges and 2018/2021 Warrants were reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 will not be recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity.
The net increase in additional paid in capital during the second quarter of 2014 as a result of the reclassification of the 2018/2021 Conversion Options, 2018/2021 Note Hedges and 2018/2021 Warrants was $761.7 million.
Convertible Senior Notes Due 2020
On June 10, 2014, we issued $600.0 million in aggregate principal amount of 0.25% convertible senior notes due 2020 (the "2020 Notes") in a private placement offering. We received net proceeds, after payment of debt financing fees, of $584.5 million in the offering, before payment of the net cost of the call spread overlay described below.
Interest on the 2020 Notes is payable on July 15 and January 15 of each year, beginning on January 15, 2015. The 2020 Notes mature on January 15, 2020, unless earlier converted or purchased.
The 2020 Notes are convertible at any time until the close of business on the business day immediately preceding October 15, 2019 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending September 30, 2014, if the closing sale price of our common stock, for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs, is more than 130% of the conversion price of the 2020 Notes in effect on each applicable trading day; (2) during the five consecutive business day period following any 10 consecutive trading-day period in which the trading price for the 2020 Notes for each such trading day is less than 98% of the closing sale price of our common stock on such trading day multiplied by the applicable conversion rate on such trading day; or (3) upon the occurrence of specified corporate events. The 2020 Notes were not convertible as of December 31, 2014. On and after October 15, 2019 and until the close of business on the second scheduled trading day immediately prior to the applicable stated maturity date, the 2020 Notes are convertible regardless of the foregoing conditions based on an initial conversion price of $26.87 per share of our common stock.
The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. The 2020 Notes are convertible only into cash, shares of our common stock or a combination thereof at our election. Holders may also require us to repurchase all or a portion of the 2020 Notes upon a fundamental change, as defined in the indenture agreement, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as our failure to make certain payments or perform or observe certain obligations thereunder, the trustee or holders of a specified amount of then-outstanding 2020 Notes will have the right to declare all amounts then outstanding due and payable. We may not redeem the 2020 Notes prior to the applicable stated maturity date.
The 2020 Notes are general unsecured obligations and rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the 2020 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively subordinated in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.
The embedded conversion options within the 2020 Notes are indexed to our common stock and thus were classified as equity instruments upon issuance of the 2020 Notes. The initial fair value of the embedded conversion options was recognized as a reduction in the carrying value of the 2020 Notes in the consolidated balance sheet and such discount will be amortized and recognized as interest expense over the term of the 2020 Notes. Subsequent changes in fair value are not recognized as long as the instruments continue to qualify to be classified as equity.

Call Spread Overlay for Convertible Senior Notes Due 2020
Concurrent with the issuance of the 2020 Notes, we entered into privately negotiated convertible note hedge transactions (collectively, the "2020 Note Hedge") and warrant transactions (collectively, the "2020 Warrants" and together with the 2020 Note Hedge, the “2020 Call Spread Overlay”), with certain of the initial purchasers of the 2020 Notes or their affiliates. Assuming full performance by the counterparties, the 2020 Call Spread Overlay is meant to effectively reduce our potential payout over the principal amount on the 2020 Notes upon conversion of the 2020 Notes.
Under the terms of the 2020 Note Hedge, we bought from affiliates of certain of the initial purchasers of the 2020 Notes options to acquire, at an exercise price of $26.87 per share, subject to anti-dilution adjustments, up to 22.3 million shares of our common stock. Each 2020 Note Hedge is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2020 Notes. Each 2020 Note Hedge is exercisable upon the conversion of the 2020 Notes and expires on the corresponding maturity dates of the 2020 Notes.
Under the terms of the 2020 Warrants, we sold to affiliates of certain of the initial purchasers of the 2020 Notes warrants to acquire, on the stated expiration date of each Warrant, up to 22.3 million shares of our common stock at an exercise price of $37.21 per share, subject to anti-dilution adjustments. Each 2020 Warrant transaction is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2020 Notes.
The 2020 Note Hedge and 2020 Warrants are indexed to our common stock and thus were classified as equity instruments upon issuance and recognized at fair value based on the negotiated transaction prices. Subsequent changes in fair value are not recognized as long as the instruments continue to qualify to be classified as equity.
First Wind Bridge Credit Facility
On November 17, 2014, we entered into a credit agreement with the lenders identified therein and Barclays Bank PLC, as administrative agent, arranger, lender, and letter of credit issuer (the “First Wind Bridge Credit Facility”). The First Wind Bridge Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $815.0 million. The purpose of the First Wind Bridge Credit Facility was to provide an interim line of credit for the Company to backstop expenses related to the acquisition of First Wind Holdings, LLC. The First Wind Bridge Credit Facility was terminated in conjunction with the acquisition consummation on January 29, 2015.  No amounts were drawn under the First Wind Bridge Credit Facility.
Bridge Credit Facility
On December 20, 2013, we entered into a credit agreement with the lenders identified therein and Deutsche Bank AG New York Branch, as administrative agent, lender, and letter of credit issuer (the “Bridge Credit Facility”). The Bridge Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $320.0 million and had a term ending December 15, 2014. The purpose of the Bridge Credit Facility was to backstop outstanding letters of credit issued by Bank of America, N.A. under our former revolving credit facility, which was terminated simultaneously with our entry into the Bridge Credit Facility (subject to our obligation to continue paying fees in respect of outstanding letters of credit). The Bridge Credit Facility was terminated on February 28, 2014, in connection with entering into the Solar Energy credit facility discussed below.
Solar Energy Credit Facility
On February 28, 2014, we entered into a credit agreement with the lenders identified therein, Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, and Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners (the “Credit Facility”). The Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $265.0 million and has a term ending February 28, 2017. In the second quarter 2014, the parties added additional issuers to the Credit Facility to increase the funds available from $265.0 million to $315.0 million. Also in the second quarter 2014, all related parties executed an amendment allowing us to increase aggregate funds committed up to $800.0 million ($400.0 million prior to amendment), subject to certain conditions. In the fourth quarter 2014, the parties added additional issuers to the Credit Facility to increase the funds available from $315.0 million to $540.0 million. Also in the fourth quarter 2014, all related parties executed an amendment permitting the Company to secure additional financing in an amount up to $815.0 million for the First Wind Bridge Facility (see "First Wind Bridge Credit Facility").
Our obligations under the Credit Facility are guaranteed by certain of our domestic subsidiaries. Our obligations and the guaranty obligations of our subsidiaries are secured by first priority liens on and security interests in substantially all present and future assets of SunEdison and the subsidiary guarantors, including a pledge of the capital stock of certain of our domestic and foreign subsidiaries.
Interest under the Credit Facility accrues on the daily amount available to be drawn under outstanding letters of credit or bankers' acceptances, at an annual rate of 3.75%. Interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the Credit Facility. Drawn amounts on letters of credit are due within seven business days, and interest accrues on drawn amounts at a base rate plus 2.75%.
The Credit Facility, as amended, contains representations, covenants and events of default typical for credit arrangements of comparable size, including maintaining a consolidated leverage ratio of 3.0 to 1.0 which excludes the 2018/2021 Notes and 2020 Notes(measurement commencing with the last day of the fiscal quarter ending December 31, 2014) and a minimum liquidity amount (measurement commencing with the last day of the fiscal quarter ending June 30, 2014) of the lesser of (i) 400.0 million and (ii) the sum of (x) $300.0 million plus (y) the amount, if any, by which the aggregate commitments exceed $300.0 million at such time. The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness of SunEdison, Inc. in excess of $50.0 million, including the 2018/2021 Notes and 2020 Notes but excluding our non-recourse indebtedness.
The Credit Facility also contains mandatory prepayment and/or cash collateralization provisions applicable to specified asset sale transactions as well as our receipt of proceeds from certain insurance or condemnation events and the incurrence of additional indebtedness.
As of December 31, 2014, we had $518.9 million of outstanding third party letters of credit backed by the Credit Facility, which reduced the available capacity. Therefore, letters of credit could be issued under the Credit Facility in the amount of$21.1 million as of December 31, 2014.
Emerging Markets Yieldco Acquisition Facility
On December 22, 2014, our subsidiary SunEdison Emerging Markets Yield, Inc. (“EM Yieldco") entered into a credit and guaranty agreement with various lenders and J.P. Morgan, as administrative agent, collateral agent, documentation agent, sole lead arranger, sole lead bookrunner, and syndication agent (the “EM Yieldco Acquisition Facility”). The EM Yieldco Acquisition Facility provides for a term loan credit facility in the amount of $150.0 million which will be used for the acquisition of certain renewable energy generation assets. The EM Yieldco Acquisition Facility will mature on the earlier of December 22, 2016 and the date on which all loans under the Acquisition Facility become due and payable in full, whether by acceleration or otherwise. The principal amount of loans under the EM Yieldco Acquisition Facility is payable in consecutive semiannual installments on June 22, 2015 and December 22, 2015, in each case, in an amount equal to 0.5% of the original principal balance of the loans funded prior to such payment, with the remaining balance payable on the maturity date. Loans under the EM Yieldco Acquisition Facility are non-recourse debt to entities outside of the legal entities that subscribe to the debt.
Loans and each guarantee under the EM Yieldco Acquisition Facility are secured by first priority security interests in all of EM Yieldco's assets and the assets of its domestic subsidiaries. Interest is based on EM Yieldco's election of either a base rate plus the sum of 6.5% and a spread (as defined) or a reserve adjusted eurodollar rate plus the sum of 7.5% and the spread. The reserve adjusted eurodollar rate will be subject to a floor of 1.0% and the base rate will be subject to a floor of 2.0%. The spread will initially be 0.50% per annum, commencing on the five-month anniversary of the closing date, and will increase by an additional 0.25% per annum every ninety days thereafter. As of December 31, 2014, the interest rate under the EM Yieldco Acquisition Facility was 8.5%. The EM Yieldco Acquisition Facility contains customary representations, warranties, and affirmative and negative covenants, including a minimum debt service coverage ratio applicable to EM Yieldco (1.15:1.00 starting March 31, 2015) that will be tested quarterly. The EM Yieldco Acquisition Facility loans may be prepaid in whole or in part without premium or penalty, and outstanding EM Yieldco Acquisition Facility loans must be prepaid in certain specified circumstances. At December 31, 2014, EM Yieldco had borrowed $150.0 million under the EM Yieldco Acquisition Facility.
OCBC (Wind Turbine Purchase) Facility
On December 19, 2014, a subsidiary entered into a credit and guaranty agreement with the Oversea-Chinese Banking Corporation Limited ("OCBC") as sole lead arranger and lender (the “OCBC Facility"). The OCBC Facility provides for a draft loan credit facility in an amount up to $120.0 million. On December 30, 2014, we borrowed $119.1 million under the OCBC Facility to fund a portion of the purchase price for certain production tax qualified turbines. The borrowings under the OCBC Facility will mature 6 months from the funding date unless payment is otherwise accelerated, subject to certain conditions. The principal and interest amount outstanding under the OCBC Facility is payable in full at maturity. Interest is calculated at an amount equal to LIBOR plus an applicable margin of 1.25%.

SMP Ltd. Credit Facilities
As a result of the acquisition of an additional interest in, and resulting consolidation of, SMP Ltd. discussed in Note 3, our consolidated long-term debt now includes SMP Ltd.'s long-term debt, which consists of four non-recourse term loan facilities and a working capital revolving credit facility. The term loan facilities provide for a maximum credit amount of 475 billion South Korean won in aggregate, which translates to $432.1 million as of December 31, 2014. The credit facilities hold maturity dates ranging from March 2019 to May 2019. Principal and interest on the term loan facilities are paid quarterly, with annual fixed interest rates ranging from 4.34% to 4.71%. As of December 31, 2014, a total of $353.3 million was outstanding under the term loan facilities. The working capital revolving facility provides for borrowings of up to 3 billion South Korean won, which translates to approximately $2.7 million as of December 31, 2014. The working capital facility matures in March 2015. Interest under the working capital facility is paid quarterly and accrues at a variable rate based on the three-month South Korean bank deposit rate plus 1.87%. The interest rate as of December 31, 2014 was 4.03%. As of December 31, 2014, a total of $1.6 million was outstanding under the working capital revolving facility.
Project Construction Facilities
On March 26, 2014, we entered into a financing agreement with certain lenders; Wilmington Trust, National Association, as administrative agent; Deutsche Bank Trust Company Americas, as collateral agent and loan paying agent; and Deutsche Bank Securities Inc., as lead arranger, bookrunner, structuring bank and documentation agent (the “Construction Facility”). The Construction Facility provides for a senior secured revolving credit facility in an amount up to $150.0 million and has a term ending March 26, 2017. During the second quarter of 2014, the parties agreed to increase the amount available under the Construction Facility to $285.0 million. The Construction Facility will be used to support the development and acquisition of new projects in the United States and Canada. Subject to certain conditions, we may request that the aggregate commitments be increased to an amount not to exceed $300.0 million. We paid fees of $7.5 million upon entry into the Construction Facility, which were recognized as deferred financing fees.
Loans under the Construction Facility are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and are secured by a pledge of collateral of the project company, including the project contracts and equipment. Interest on loans under the Construction Facility is based on our election of either LIBOR plus an applicable margin of 3.5%, or a defined prime rate plus an applicable margin of 2.5%. As of December 31, 2014, the interest rate under the Construction Facility was 5.75%.
The Construction Facility contains customary representations, warranties, and affirmative and negative covenants, including a material adverse effects clause whereby a breach may disallow a future draw but not acceleration of payment and a cross default clause whose remedy, among other rights, includes the right to restrict future loans as well as the right to accelerate principal and interest payments. Covenants primarily relate to the collateral amounts and transfer of right restrictions.
At December 31, 2014, we had borrowed $15.4 million under the Construction Facility, which is classified under system pre-construction, construction and term debt. In the event additional construction financing is needed, we have the ability to draw upon the available capacity of our Credit Facility (discussed above). In the event additional construction financing is needed beyond the amounts available under the Credit Facility and we are unable to obtain alternative financing, or if we have inadequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans, financial position and results of operations.
TerraForm Acquisition Facility
On March 28, 2014, TerraForm entered into a credit and guaranty agreement with various lenders and Goldman Sachs Bank USA, as administrative agent, collateral agent, documentation agent, sole lead arranger, sole lead bookrunner, and syndication agent (the “TerraForm Acquisition Facility”). The TerraForm Acquisition Facility provided for a term loan credit facility in an amount up to $400.0 million and had a term ending on the earlier of August 28, 2015 and the date on which all loans under the TerraForm Acquisition Facility become due and payable in full, whether by acceleration or otherwise. The TerraForm Acquisition Facility was used in the purchase of certain renewable energy generation assets.
The TerraForm Acquisition Facility was terminated on July 23, 2014, in connection with the closing of the TerraForm IPO (see Note 23). Upon termination of the TerraForm Acquisition Facility, no write-off of unamortized deferred financing fees was required as the amount was fully amortized.
TerraForm Credit Facilities
On July 23, 2014, in connection with the closing of the TerraForm IPO, TerraForm Operating, LLC ("Terra Operating LLC") and TerraForm Power, LLC ("Terra LLC"), both wholly owned subsidiaries of TerraForm, entered into a revolving credit facility (the "TerraForm Revolver") and a term loan facility (the "TerraForm Term Loan" and together with the TerraForm Revolver, the “TerraForm Credit Facilities”). The TerraForm Revolver provides for up to $140.0 million in senior secured revolving credit and the TerraForm Term Loan provides for $300.0 million in senior secured term loan financing.
The TerraForm Term Loan will mature on the five-year anniversary and the TerraForm Revolver will mature on the three-year anniversary of the funding date of the TerraForm Term Loan. All outstanding amounts under the TerraForm Credit Facilities bear interest at a rate per annum equal to, the lesser of either (a) a base rate plus 1.5% or (b) a reserve adjusted eurodollar rate plus 3.75%. For the TerraForm Term Loan, the base rate will be subject to a “floor” of 2.00% and the reserve adjusted eurodollar rate will be subject to a “floor” of 1.00%.
The TerraForm Credit Facilities provide for voluntary prepayments, in whole or in part, subject to notice periods and payment of repayment premiums. The TerraForm Credit Facilities require TerraForm to prepay outstanding borrowings in certain circumstances, subject to certain exceptions. The TerraForm Credit Facilities contain customary and appropriate representations and warranties and affirmative and negative covenants (subject to exceptions) by TerraForm and its subsidiaries.
The TerraForm Credit Facilities, each guarantee and any interest rate and currency hedging obligations of TerraForm or any guarantor owed to the administrative agent, any arranger or any lender under the TerraForm Credit Facilities are secured by first priority security interests in (i) all of TerraForm Operating LLC's assets and each guarantor’s assets, (ii) 100% of the capital stock of each of TerraForm’s domestic restricted subsidiaries and 65% of the capital stock of TerraForm's foreign restricted subsidiaries and (iii) all intercompany debt, collectively, the “Credit Facilities Collateral.”
On December 18, 2014, parties to the TerraForm Credit Facilities increased the TerraForm Term Loan by $275.0 million to a total of $575.0 million and the TerraForm Revolver by $75.0 million to a total of $215.0 million to increase liquidity and to fund several acquisitions. As of December 31, 2014, $573.6 million was outstanding under the TerraForm Term Loan and no amount was outstanding under the TerraForm Revolver.
SSL Credit Facility
On May 27, 2014, SSL and its direct subsidiary (the “Borrower”) entered into a credit agreement with Goldman Sachs Bank USA, as administrative agent, sole lead arranger and sole syndication agent and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the “SSL Credit Facility”). The SSL Credit Facility provides for (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the “SSL Term Facility”) and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the “SSL Revolving Facility”).
Under the SSL Revolving Facility, the Borrower may obtain (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The SSL Term Facility has a five year term, ending May 27, 2019, and the SSL Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the SSL Term Facility was drawn on May 27, 2014 and remains outstanding. As of December 31, 2014, no amounts were drawn under the SSL Revolving Facility, but $3.2 million of third party letters of credit were outstanding which reduced the available capacity. The principal amounts of the SSL Term Facility will be repaid in consecutive quarterly installments of $0.5 million with the remainder repaid at final maturity.
The Term Facility was issued at a discount of 1.00%, or $2.1 million, which will be amortized as an increase in interest expense over the term of the Term Facility. SSL incurred approximately $10.0 million of financing fees related to the Credit Facility that have been capitalized and will be amortized over the term of the respective Term Facility and Revolving Facility.
The Borrower’s obligations under the SSL Credit Facility are guaranteed by SSL and certain of its direct and indirect subsidiaries. The Borrower’s obligations and the guaranty obligations of SSL and its subsidiaries are secured by first priority liens on and security interests in certain present and future assets of SSL, the Borrower and the subsidiary guarantors, including pledges of the capital stock of certain of SSL's subsidiaries.
Borrowings under the SSL Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest will be paid quarterly in arrears, and at the maturity date of each facility, for loans bearing interest with reference to the base rate. Interest will be paid on the last day of selected interest periods (which will be one, three and six months), and at the maturity date of each facility, for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum will be payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances.

The SSL Credit Facility contains customary representations, covenants and events of default typical for credit arrangements of comparable size, including that SSL maintain a leverage ratio of not greater than (i) 3.5 to 1.0 for the fiscal quarters ending September 30, 2014 and December 31, 2014, (ii) 3.0 to 1.0 for the fiscal quarters ending March 31, 2015 and June 30, 2015, and (iii) 2.5 to 1.0 for the fiscal quarters ending on and after September 30, 2015. The SSL Credit Facility also contains a customary material adverse effects clause and a cross-default clauses. The cross-default clause is applicable to defaults on other SSL indebtedness in excess of $30.0 million. As of December 31, 2014, SSL was in compliance with all covenants of the Credit Facility.
As of December 31, 2014, there was no amount outstanding under the SSL Revolving Facility, but $3.2 million of third party letters of credit were outstanding which reduced the available borrowing capacity. As of December 31, 2014, $207.1 million was outstanding under the SSL Term Facility.
Other Semiconductor Financing Arrangements
We have short-term committed financing arrangements of $30.1 million at December 31, 2014, of which there was no short-term borrowings outstanding as of December 31, 2014. Of this amount, $17.9 million is unavailable because it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.
Cash and Cash Equivalents
As of December 31, 2014, we had $943.7 million of cash and cash equivalents, $7,199.4 million of debt outstanding, of which $6,119.7 million is classified as long-term. Of this total debt outstanding, $3,288.1 million relates to project specific non-recourse financing that is backed by solar energy system operating assets. The breach of any of the Solar Energy Credit Facility provisions or covenants could result in a default under the Solar Energy Credit Facility and could trigger acceleration of repayment, and a cross default on other financing arrangements, which could have a significant adverse effect on our liquidity and our business. As of December 31, 2014, we were in compliance with all covenants of the Solar Energy Credit Facility. Additionally, while we expect to comply with the provisions and covenants of the Solar Energy Credit Facility, Project Construction Facility, the Indentures governing the 2018 Notes, 2020 Notes and 2021 Notes, TerraForm Credit Facilities, the SSL Credit Facility, First Wind Credit Facility, SMP Ltd. Credit Facilities, EM Yieldco Acquisition Facility, OCBC Facility and our other financing arrangements, deterioration in the worldwide economy and our operational results, including the completion of the construction and sale of solar energy systems, could cause us to not be in compliance. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse effect on our liquidity and our business.
Contractual Obligations
Contractual obligations as of December 31, 2014 were as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
In millions
Long-term debt [1]	$7,117.9	$1,077.6	$678.2	$1,591.3	$3,770.8
Purchase obligations [2]	1,221.5	904.6	137.4	156.1	23.4
Capital leases	107.2	5.4	11.5	10.3	80.0
Operating leases	235.4	37.1	44.9	24.8	128.6
Employee related liabilities [3]	74.3	—	—	—	—
Uncertain tax positions [4]	25.7	25.7	—	—	—
Customer deposits [5]	48.3	23.9	24.4	—	—
Contingent consideration liability [6]	42.7	25.6	17.1	—	—
Asset retirement obligations [7]	149.0	—	—	—	149.0
Total contractual obligations	$9,022.0	$2,099.9	$913.5	$1,782.5	$4,151.8
____________________
Contractual obligations for purchase obligations and operating leases are not recognized in our consolidated balance sheet.

1
Long-term debt includes primarily minimum lease payments on our non-recourse financing sale-leaseback transactions and repayment of our Notes and other debt obligations. For the purpose of the table above, we assume that all holders of the Notes will hold the Notes through maturity. The table above does not include any cash outlays related to the potential settlement of the warrants and note hedge transactions entered into in connection with the convertible debt offering. See Note 9 to the Consolidated Financial Statements.

2
Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the Company, including minimum quantities at fixed prices to be purchased, committed capital expenditures, and outstanding purchases for goods or services as of December 31, 2014. These obligations include purchases related to solar energy systems under development and held for sale. In addition to the above purchase obligations, in connection with the 2011 Global Plan, we will no longer take supplies or materials for a number of purchase agreements. We have notified our vendors of our intent not to procure these materials and we have accrued $29.7 million related to these contracts. These agreements either do not have stated fixed quantities and prices, have termination provisions, or require the vendor to mitigate losses by selling the materials to other parties. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

3
Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next twelve months as of December 31, 2014 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

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
7
We develop, construct and may temporarily operate certain project assets under power purchase and other agreements that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. We recognize liabilities for asset retirement obligations (“AROs”) at fair value in connection with such projects that are not under contract to be sold in the period in which they are incurred and the carrying amount of the related project asset is correspondingly increased. AROs represent the present value of expected decommissioning costs regarding the life of the project and timing of decommissioning. As of December 31, 2014, the liability for AROs was $149.0 million.

We have agreed to indemnify some of our solar wafer and semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2014.
We generally warrant the operations of our solar energy systems. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a material warranty accrual related to solar energy systems as of December 31, 2014.
In connection with certain contracts to sell solar energy systems directly or as sale-leasebacks, our SunEdison LLC subsidiary has guaranteed the systems' performance for various time periods following the date of interconnection. Also, under separate operations and maintenance services agreements, SunEdison LLC has guaranteed the uptime availability of the systems over the term of the arrangements, which may last up to 25 years. To the extent there are shortfalls in either of the guarantees, SunEdison LLC is required to indemnify the purchaser up to the guaranteed amount through a cash payment. The maximum losses that SunEdison LLC may be subject to for non-performance are contractually limited by the terms of each executed agreement.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. In preparing these financial statements, we have made our best estimates of certain amounts included in the financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, a change may have a material impact. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements herein.
Revenue Recognition
Solar Energy System Sales
Solar energy system sales involving real estate

We recognize revenue for solar energy system sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate; therefore, the entire transaction is in substance the sale of real estate and subject to revenue recognition under ASC 360-20. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to ASC 360-20, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and profit under the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During the year ended December 31, 2014, 2013 and 2012 we recognized $10.6 million, $32.5 million and $72.8 million, respectively, of revenue using the percentage of completion method for solar energy system sales involving real estate.
If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to our costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value. During 2012, we recognized revenue of $22.7 million using the installment method. In 2014 and 2013, we did not have sales that qualified for installment method treatment.
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
Solar energy system sales not involving real estate
We recognize revenue for solar energy system sales without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. For transactions that involve a construction period of three months or longer, we recognize the revenue in accordance with ASC 605-35, Construction-Type and Production-Type Contracts, using the percentage of completion method, measured by actual costs incurred for work completed to total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. During the years ended December 31, 2014 and December 31, 2013, we recorded $9.3 million and $53.5 million, respectively, of revenue under the percentage of completion method for solar energy systems not involving real estate. There were no such amounts recognized in 2011.
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
Sale with a leaseback
We are a party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. We must determine the appropriate classification of sale-leaseback transactions on a project-by-project basis because the terms of the solar energy systems lease schedule may differ from the terms applicable to other solar energy systems. In addition, we must determine if the solar energy system is considered integral equipment to the real estate upon which it resides. We do not recognize revenue on the sales transactions for any sales with a leaseback. Instead, revenue is recognized through the sale of electricity and energy credits which are generated as energy is produced. The terms of the lease and whether the system is considered integral to the real estate upon which it resides may result in either one of the following sale-leaseback classifications:
Financing arrangements
The financing method is applicable when we have determined that the assets under the lease are real estate. This occurs due to either a transfer of land or the transfer of a lease involving real estate and the leased equipment is integral equipment to the real estate. A sale-leaseback is classified as a financing sale-leaseback if we have concluded the leased assets are real estate and we have a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements.
Under a financing sale-leaseback, we do not recognize any upfront profit because a sale is not recognized. The full amount of the financing proceeds is recorded as solar energy financing debt, which is typically secured by the solar energy system asset and its future cash flows from energy sales, but generally has no recourse to us under the terms of the arrangement.
We use our incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that our incremental borrowing rate will result in either negative amortization of the financing obligation or a built-in loss at the end of the lease (e.g. net book value of the system asset exceeds the financing obligation), the rate is adjusted to eliminate such results. The interest rate is adjusted accordingly for the majority of our financing sale-leasebacks because our future minimum lease payments do not typically exceed the initial proceeds received from the buyer-lessor. As a result, most of our lease payments are reported as interest expense, the principal of the financing debt does not amortize, and we expect to recognize a gain upon the final lease payment at the end of the lease term equal to the unamortized balance of the financing debt less the write-off of the system assets net book value.
Operations and maintenance
Operations and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.
Power purchase agreements
Revenues from retained solar energy systems are obtained through the sale of energy pursuant to terms set forth in executed power purchase agreements ("PPAs") or other contractual arrangements which have an average remaining life of 20 years as of December 31, 2014. All PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Subject to the terms of the agreement, these contracts have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered.
Incentive Revenue

For owned or capitalized solar energy systems, we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits (“RECs”), which we sell to third parties. We may also receive performance-based incentives (“PBIs”) from public utilities. We recorded total PBI revenue of $22.6 million, $22.3 million and $31.4 million for the years ended December 31, 2014, 2013 and 2012, respectively, and total REC revenue of $31.9 million, $14.0 million and $17.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, we enter into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time we have transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from our operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.
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
We may sell a solar energy system and simultaneously lease back the solar energy system. Property, plant and equipment accounted for as capital leases (primarily solar energy systems) are depreciated over the life of the lease. Solar energy systems that have not reached consummation of a sale under real estate accounting and have been leased back are recorded at the lower of the original cost to construct the system or its fair value and depreciated over the equipment's estimated useful life. For those sale-leasebacks accounted for as capital leases, the gain, if any, on the sale-leaseback transaction is deferred and recorded as a contra-asset that reduces the cost of the solar energy system, thereby reducing depreciation expense over the life of the asset. Generally, as a result of various tax attributes that accrue to the benefit of the lessor/tax owner, solar energy systems accounted for as capital leases are recorded at the net present value of the future minimum lease payments because this amount is lower than the cost and fair market value of the solar energy system at the lease inception date.
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
Business Combinations
We account for business acquisitions using the acquisition method of accounting and record intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual assets acquired and liabilities assumed as of the date of acquisition. We charge acquisition related costs that are not part of the purchase price consideration to general and administrative expense as they are incurred. These costs typically include transaction and integration costs, such as legal, accounting, and other professional fees. Contingent considerations, which represents an obligation of the acquirer to transfer additional assets or equity interests to the former owner as part of the exchange if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement.
Goodwill
Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. We do not amortize goodwill, but instead are required to test goodwill for impairment at least annually in the fourth quarter. We will perform an impairment test between scheduled annual tests if facts and circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit that has goodwill is less than its carrying value.
We may first make a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The qualitative impairment test includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors, a sustained share price or market capitalization decrease, and any reporting unit specific events. If it is determined through the qualitative assessment that a reporting unit’s fair value is more-likely-than-not greater than its carrying value, the two-step impairment test is not required. If the qualitative assessment indicates it is more-likely-than-not that a reporting unit’s fair value is not greater than its carrying value, we must perform the two-step impairment test. We may also elect to proceed directly to the two-step impairment test without considering such qualitative factors.

The first step in a two-step impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. We have historically defined our reporting units to be consistent with our reportable segments. In accordance with the authoritative guidance over fair value measurements, we define the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. We primarily use the income approach methodology of valuation, which includes the discounted cash flow method, and the market approach methodology of valuation, which considers values of comparable businesses to estimate the fair values of our reporting units. We do not believe that a cost approach is relevant to measuring the fair values of our reporting units.
Significant management judgment is required when estimating the fair value of our reporting units including the forecasting of future operating results, the discount rates and expected future growth rates that we use in the discounted cash flow method of valuation, and in the selection of comparable businesses that we use in the market approach. If the estimated fair value of the reporting unit exceeds the carrying value assigned to that unit, goodwill is not impaired and no further analysis is required.
If the carrying value assigned to a reporting unit exceeds its estimated fair value in the first step, then we are required to perform the second step of the impairment test. In this step, we assign the fair value of the reporting unit calculated in step one to all of the assets and liabilities of that reporting unit, as if a market participant just acquired the reporting unit in a business combination. The excess of the fair value of the reporting unit determined in the first step of the impairment test over the total amount assigned to the assets and liabilities in the second step of the impairment test represents the implied fair value of goodwill. If the carrying value of a reporting unit’s goodwill exceeds the implied fair value of goodwill, we would record an impairment loss equal to the difference. If there is no such excess then all goodwill for a reporting unit is considered impaired.
See Note 8 “Goodwill and Intangible Assets,” for additional information on our goodwill impairment tests.
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
Intangible assets that have determinable estimated lives are amortized over those estimated lives. Power purchase agreements ("PPA") comprise the majority of our amortizable intangible assets and have a useful life range of 3-25 years. PPAs useful life is equal to the remaining term of the contractual agreement. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.
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
We consolidate any VIEs in solar energy projects in which we are the primary beneficiary. During the year ended December 31, 2014, two solar energy system project companies that were consolidated as of December 31, 2013 were deconsolidated, as a result of amendments to certain agreements which provide the largest stakeholder with kick-out rights for certain operations and maintenance services currently provided by SunEdison. Based on this change, we no longer are considered the primary beneficiary and thus deconsolidated the two entities.
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
Valuation of Convertible Debt
Our senior convertible notes require recognition of both a debt obligation and conversion option derivative in the consolidated financial statements. The debt component is required to be recognized at the fair value of a similar debt instrument that does not have an associated derivative component. The conversion option is recorded at fair value utilizing Level 2 inputs consisting of the exercise price of the instruments, the price and volatility of our common stock, the risk free interest rate and the contractual term. Such derivative instruments are not traded on an open market as the banks are the counterparties to the instruments. The accounting guidance also requires an accretion of the resulting debt discount as interest expense using the effective interest rate method over the expected life of the convertible debt.
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

We maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 balance sheets that are not required to be recorded at fair value. For certain of these instruments, including cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings and accrued liabilities, cost approximates fair value because of the short maturity period. See Note 10 for disclosures regarding the fair value of debt.
Derivative Financial Instruments and Hedging Activities
All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with the offsetting transaction gains and losses associated with the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all cash flow hedges, if any, is recognized currently in earnings. Derivatives used to manage the foreign currency exchange risk associated with a net investment denominated in another currency are accounted for as a net investment hedge. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the investment is dissolved and we recognize a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).
Derivatives not designated as hedging
We use foreign currency forward contract to mitigate the risk that the net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. Gains or losses on our forward contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $29.2 million, $8.6 million and $17.8 million in 2014, 2013 and 2012, respectively.
The embedded conversion options within senior convertible notes are derivative instruments that are required to be separated from the notes. From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle conversions in cash if exercised, the embedded conversion options within the senior convertible notes due 2018 and 2021 were separated from these notes and accounted for separately as derivative instruments (derivative liabilities) with changes in fair value reported in the consolidated statements of operations, as further discussed in Note 9 to the consolidated financial statements. Upon obtaining the requisite approvals from our stockholders, these conversion options were determined to be indexed to our common stock and therefore considered equity instruments. Thus, as of May 29, 2014, the conversion options were remeasured at fair value, with the change in fair value reported in the consolidated statement of operations, and the resulting fair value of the conversion options was reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 are not recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity. The embedded conversion options within the senior convertible notes due 2020 are indexed to our common stock and thus were classified as equity instruments upon issuance of these notes.
In connection with the senior convertible notes, we also entered into privately negotiated convertible note hedge transactions and warrant transactions with certain of the initial purchasers of the senior convertible notes or their affiliates. Assuming full performance by the counterparties, the purpose of these transactions was to effectively reduce our potential payout over the principal amount on the notes upon conversion of the notes. From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle the note hedges and warrants related to the senior convertible notes due 2018 and 2021 in cash if exercised, these instruments were required to be accounted for as derivative instruments with changes in fair value reported in the consolidated statements of operations, as further discussed in Note 9 to the consolidated financial statements. Upon obtaining the requisite approvals from our stockholders, these note hedges and warrants were considered equity instruments. Thus, as of May 29, 2014, these note hedges and warrants were remeasured at fair value, with the changes in fair value reported in the consolidated statement of operations, and the resulting fair values of the note hedges and warrants were reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 will not be recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity. The note hedges and warrants associated with the senior convertible notes due 2020 are indexed to our common stock and thus were classified as equity instruments upon issuance of these notes.
Derivatives designated as hedging
In addition to the currency forward contracts purchased to hedge transactional currency risks, we may enter into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2014, there were no currency forward contracts outstanding being accounted for as cash flow hedges.

We are party to certain interest rate swap instruments that are accounted for using hedge accounting. Interest rate swap arrangements are used to manage risks generally associated with interest rate fluctuations. These contracts have been accounted for as a qualifying cash flow hedge in accordance with derivative instrument and hedging activities guidance, whereby the balance reported within the consolidated financial statements represents the estimated fair value of the net amount we would settle on December 31, 2014. The fair value is an estimate of the net amount that we would pay or receive on the measurement date if the agreements were transferred to other parties or cancelled by us. The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions.
Commitments & Contingencies
We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies. At the time the situation is known we book an accrual based on either the best estimate within a range of loss or if the best estimate is unknown, we book the low range of the accrual. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated.
ACCOUNTING STANDARDS UPDATES NOT YET EFFECTIVE
In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also requires expanded disclosures concerning discontinued operations, disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting and expanded disclosures for long-lived assets classified as held for sale or disposed of. ASU 2014-08 is effective for us on a prospective basis in our first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or assets classified as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of ASU 2014-08 is not expected to have a material impact on our consolidated financial statements and related disclosures.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and related disclosures upon adoption.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.
On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for us for our fiscal year ending December 31, 2015. We are currently evaluating the impact of this standard on our consolidated financial statements.
MARKET RISK

Our market risk is mainly related to interest rate and foreign exchange risk.
The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.
To mitigate the risk associated with fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. Foreign currency transaction gains and losses are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to us. A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into transactions in other currencies, primarily, the Euro, the Japanese Yen, the Canadian Dollar, the Australian Dollar, the British Pound, the Indian Rupee, the Mexican Peso, the Brazilian Real, the South African Rand and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our Taiwan, Malaysia and Singapore based subsidiaries use the U.S. Dollar as their functional currencies for financial reporting purposes and thus we do not hedge our New Taiwanese Dollar, Malaysian Ringgit or Singapore Dollar exposures.
The fair market value of our convertible senior notes are subject to interest rate risk, market price risk and other factors due to the convertible feature of these instruments. The fair market value will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of our convertible senior notes will generally increase as the market price of our common stock increases and decrease as the market price of our common stock falls. The interest and market value changes affect the fair market value of the convertible senior notes, but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligations, except to the extent increases in the value of our common stock may provide the holders of the convertible senior notes the right to convert to cash in certain instances. The aggregate estimated fair value of the senior convertible notes was $1,433.0 million as of December 31, 2014 based on quoted market prices as reported by an independent pricing source. A 10% increase in quoted market prices would increase the estimated fair value of our convertible senior notes to $1,576.3 million and a 10% decrease in the quoted market prices would decrease the estimated fair value of our convertible senior notes to $1,289.7 million.
We have variable debt instruments with a carrying amount of $2,030.8 million as of December 31, 2014. Of this amount, $1,112.1 million is hedged using interest rate swaps, certain of which are designated as cash flow hedges. If the relevant market interest rates for all of our variable pay-rate borrowings had been 100 basis points higher or lower than the actual interest rates in 2014, our interest expense would have changed by $15.7 million, partially offset by our interest rate hedges. The notional amounts and fair values of our interest rate cash flow hedges at December 31, 2014 were $540.7 million and $6.0 million net liability, respectively. If the relevant market interest rates had been 100 basis points higher or lower than the actual interest rates in 2014, it would have resulted in an estimated fair value change of approximately $5.4 million to the net liability. Because these interest rate swaps are accounted for as cash flow hedges, the changes in fair value would be included within other accumulated other comprehensive income (loss) in the consolidated balance sheet. We also have interest rate swaps that are considered economic hedges. The changes in fair value of these economic hedges would be included in non-operating expense in the consolidated statement of operations. The notional amounts and fair values of our economic interest rate swap hedges, including upward amortizing instruments, as of December 31, 2014, was $571.4 million and $61.3 million liability, respectively. If the relevant market interest rates had been 100 basis points higher or lower than the actual interest rates in 2014, it would have resulted in an estimated fair value change of approximately $5.7 million to the liability.
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

UNAUDITED QUARTERLY FINANCIAL INFORMATION

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share data
Net sales	$546.5	$646.2	$681.2	$610.5
Gross profit	47.2	25.8	67.9	81.0
Net loss	(616.0)	(51.2)	(317.7)	(287.4)
Net loss (income) attributable to noncontrolling interests	2.4	10.0	34.3	45.3
Net loss attributable to SunEdison stockholders	(613.6)	(41.2)	(283.4)	(242.1)
Basic loss per share	(2.31)	(0.16)	(1.06)	(0.89)
Diluted loss per share	(2.31)	(0.16)	(1.06)	(0.89)
Market close stock prices:
High	21.48	22.87	24.05	22.89
Low	13.37	16.74	18.88	14.30
In the first quarter of 2014, net loss was impacted by a non-cash fair value adjustment on derivative instruments totaling $451.8 million reported as a non-operating expense. This was a result of the net change in the estimated fair values of the embedded conversion option, note hedge and warrant derivative instruments entered into in connection with the senior convertible notes offering completed in December 2013.
In the second quarter of 2014, net loss was impacted by a non-cash fair value adjustment on derivative instruments totaling $47.6 million reported as a non-operating expense. This was a result of the net change in the estimated fair values of the embedded conversion option, note hedge and warrant derivative instruments entered into in connection with the senior convertible notes offering completed in December 2013. This loss was offset by a gain of $145.7 million recognized as a result of the remeasurement of our previously held equity investment in SMP Ltd., our polysilicon joint venture with Samsung Fine Chemicals Co. Ltd., upon the acquisition of an additional interest in the joint venture.
In the third quarter of 2014, net loss was impacted by long-lived asset impairment charges of $100.4 million. Our Semiconductor Materials segment recognized $57.3 million of non-cash impairment charges to write down Merano, Italy polysilicon facility and the related chlorosilanes facility. Our Solar Energy segment recognized impairment charges of $42.4 million resulted from the impairment of certain solar module manufacturing equipment following the termination of a long-term lease arrangement with one of our suppliers and the impairment of a power plant development arrangement intangible asset and work in process related to one of our solar projects.
In the fourth quarter of 2014, net loss was impacted by long-lived asset impairment charges of $34.2 million, which primarily related to the impairment of a power plant development arrangement intangible asset and construction in progress related to one of our solar projects.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share data
Net sales	$443.6	$401.3	$611.5	$551.2
Gross profit	49.7	49.2	60.6	(14.2)
Net income (loss)	(101.4)	(96.4)	(112.1)	(304.0)
Net (income) loss attributable to noncontrolling interests	12.0	(6.5)	4.1	17.6
Net (loss) income attributable to SunEdison stockholders	(89.4)	(102.9)	(108.0)	(286.4)
Basic (loss) income per share	(0.40)	(0.45)	(0.47)	(1.07)
Diluted (loss) income per share	(0.40)	(0.45)	(0.47)	(1.07)
Market close stock prices:
High	5.66	8.72	10.22	13.49
Low	3.44	4.08	6.46	8.35
In the first quarter of 2013, we recognized $25.0 million of revenue related to an amendment of a long-term solar wafer supply contract with Tainergy. In the third quarter of 2013, we terminated our long-term solar wafer supply agreement with Gintech Energy Corporation and subsequently amended. As part of that amendment, we retained a deposit and recognized $22.9 million of revenue.

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

Consolidated Statements of Operations

	For the year ended December 31,
	2014	2013	2012
In millions, except per share data
Net sales	$2,484.4	$2,007.6	$2,529.9
Cost of goods sold	2,262.5	1,862.3	2,194.3
Gross profit	221.9	145.3	335.6
Operating expenses:
Marketing and administration	566.0	361.6	302.2
Research and development	61.7	71.1	71.8
Restructuring reversals	(8.3)	(10.8)	(83.5)
Loss (gain) on sale / receipt of property, plant and equipment	4.7	—	(31.7)
Long-lived asset impairment charges	134.6	37.0	19.6
Operating (loss) income	(536.8)	(313.6)	57.2
Non-operating expense (income):
Interest expense	410.0	189.2	135.3
Interest income	(13.7)	(6.5)	(3.6)
(Gain) loss on early extinguishment of debt	(9.6)	75.1	—
Loss on convertible notes derivatives, net	499.4	—	—
Gain on previously held equity investment	(145.7)	—	—
Other, net	39.2	20.4	7.0
Total non-operating expense	779.6	278.2	138.7
Loss before income tax (benefit) expense and equity in earnings (loss) of equity method investments	(1,316.4)	(591.8)	(81.5)
Income tax (benefit) expense	(36.0)	27.8	64.9
Loss before equity in earnings (loss) of equity method investments	(1,280.4)	(619.6)	(146.4)
Equity in earnings (loss) of equity method investments, net of tax	8.0	5.7	(2.3)
Net loss	(1,272.4)	(613.9)	(148.7)
Net loss (income) attributable to noncontrolling interests	92.0	27.2	(1.9)
Net loss attributable to SunEdison stockholders	$(1,180.4)	$(586.7)	$(150.6)
Basic loss per share (see Note 18)	$(4.40)	$(2.46)	$(0.66)
Diluted loss per share (see Note 18)	$(4.40)	$(2.46)	$(0.66)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Loss

	For the year ended December 31,
	2014	2013	2012
In millions
Net loss	$(1,272.4)	$(613.9)	$(148.7)
Other comprehensive loss, net of tax:
Net foreign currency translation adjustments, net of $4.5 tax expense and $6.6 tax benefit for 2014 and 2013, respectively	(112.1)	(49.7)	(18.5)
Net unrealized gain (loss) on available-for-sale securities	—	7.6	(2.8)
Net gain (loss) on hedging instruments	0.1	(8.1)	(0.4)
Actuarial (loss) gain and prior service credit, net of $0.3 tax expense, $0.8 tax benefit, and $10.5 tax expense for 2014, 2013 and 2012, respectively	(30.0)	32.6	(11.9)
Other comprehensive loss, net of tax	(142.0)	(17.6)	(33.6)
Total comprehensive loss	(1,414.4)	(631.5)	(182.3)
Net loss (income) attributable to noncontrolling interests	92.0	27.2	(1.9)
Net other comprehensive loss (income) attributable to noncontrolling interests	54.8	(2.6)	(2.3)
Comprehensive loss attributable to SunEdison stockholders	$(1,267.6)	$(606.9)	$(186.5)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	As of December 31,
	2014	2013
In millions, except share data
Assets
Current assets:
Cash and cash equivalents	$943.7	$573.5
Cash committed for construction projects, including consolidated variable interest entities of $32.0 and $143.6 in 2014 and 2013, respectively	130.7	258.0
Restricted cash	155.6	70.1
Accounts receivable, less allowance for doubtful accounts of $5.9 and $4.9 in 2014 and 2013, respectively	471.9	351.5
Inventories	226.4	248.4
Solar energy systems held for development and sale	251.5	460.1
Prepaid and other current assets	608.2	423.4
Total current assets	2,788.0	2,385.0
Investments	149.1	41.1
Property, plant and equipment, net:
Non-solar energy systems, net of accumulated depreciation of $1,253.6 and $1,228.6 in 2014 and 2013, respectively	1,738.8	1,108.7
Solar energy systems, including consolidated variable interest entities of $2,311.5 and $157.5 in 2014 and 2013, respectively, net of accumulated depreciation of $209.9 and $119.7 in 2014 and 2013, respectively	5,335.5	2,014.2
Restricted cash	114.9	73.8
Note hedge derivative asset	—	514.8
Goodwill and other intangible assets	659.8	117.1
Other assets	713.7	425.8
Total assets	$11,499.8	$6,680.5
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt and short-term borrowings, including consolidated variable interest entities of $423.1 and $5.8 in 2014 and 2013, respectively	$1,079.7	$397.5
Accounts payable	1,229.7	867.7
Accrued liabilities	719.5	432.7
Current portion of deferred revenue	92.3	154.7
Current portion of customer and other deposits	23.9	36.7
Total current liabilities	3,145.1	1,889.3
Long-term debt, less current portion, including consolidated variable interest entities of $1,169.0 and $234.6, respectively	6,119.7	3,178.7
Pension and post-employment liabilities	54.7	49.2
Customer and other deposits, less current portion	24.4	103.3
Deferred revenue, less current portion	204.1	90.0
Conversion option derivative liability	—	506.5
Warrant derivative liability	—	270.5
Other liabilities	467.2	251.8
Total liabilities	10,015.2	6,339.3

Stockholders’ equity:
Preferred stock, $.01 par value, 50.0 shares authorized, none issued or outstanding in 2014 or 2013	—	—
Common stock, $.01 par value, 700.0 and 300.0 shares authorized and 272.5 and 266.9 shares issued in 2014 and 2013, respectively	2.7	2.7
Additional paid-in capital	1,698.1	457.7
Accumulated deficit	(1,348.4)	(168.0)
Accumulated other comprehensive loss	(110.8)	(60.0)
Treasury stock, 0.4 and less than 0.1 shares in 2014 and 2013, respectively	(8.7)	(0.2)
Total SunEdison stockholders’ equity	232.9	232.2
Noncontrolling interests	1,251.7	109.0
Total stockholders’ equity	1,484.6	341.2
Total liabilities and stockholders’ equity	$11,499.8	$6,680.5
See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2014	2013	2012
In millions
Cash flows from operating activities:
Net loss	$(1,272.4)	$(613.9)	$(148.7)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	357.4	268.3	246.9
Stock-based compensation	46.2	30.2	31.7
Deferred tax (benefit) expense	(50.0)	24.2	10.5
Deferred revenue	(164.9)	(60.4)	(73.8)
Loss on convertible notes derivatives, net	499.4	—	—
Gain on previously held equity investment	(145.7)	—	—
(Gain) loss on early extinguishment of debt	(9.6)	75.1	—
Long-lived asset impairment charges	134.6	48.3	20.0
Investment impairments	1.0	3.8	3.6
Change in contingent consideration for acquisitions	(2.9)	5.6	13.3
Other non-cash	(11.7)	(3.1)	12.9
Changes in operating assets and liabilities:
Accounts receivable	(12.3)	(103.9)	(19.6)
Inventories	15.2	(0.9)	94.8
Solar energy systems held for sale and development	(195.7)	(405.7)	(72.4)
Prepaid expenses and other current assets	(181.8)	(244.5)	30.8
Accounts payable	(117.5)	246.6	(266.4)
Deferred revenue for solar energy systems	224.7	23.4	121.5
Customer and other deposits	(41.1)	(50.9)	(33.9)
Accrued liabilities	81.4	51.9	(93.8)
Other long-term liabilities	28.6	(36.9)	(148.3)
Other	47.1	36.0	7.4
Net cash used in operating activities	(770.0)	(706.8)	(263.5)
Cash flows from investing activities:
Capital expenditures	(229.6)	(133.1)	(139.0)
Construction of solar energy systems	(1,511.0)	(465.3)	(346.9)
Deposits on wind turbine equipment	(158.9)	—	—
Proceeds from sale and maturities of investments	—	15.1	—
Purchases of cost and equity method investments	(58.5)	(67.0)	(47.8)
Net proceeds from equity method investments	12.5	68.4	5.8
Change in restricted cash	(60.2)	(37.2)	15.7
Change in cash committed for construction projects	86.2	(240.5)	(27.8)
Cash paid for acquisitions, net of cash acquired	(719.0)	(7.3)	—
Receipts from vendors for deposits and loans	—	1.1	8.6
Other	(1.3)	4.9	0.1
Net cash used in investing activities	(2,639.8)	(860.9)	(531.3)

Cash flows from financing activities:
Proceeds from short-term and long-term debt	765.6	1,200.0	196.0
Proceeds from SSL term loans	210.0	—	—
Proceeds from TerraForm Power and Solar Energy system financing and capital lease obligations	2,975.5	1,305.9	904.2
Principal payments on long-term debt	(11.6)	(752.3)	(3.6)
Repayments of TerraForm Power and Solar Energy system financing and capital lease obligations	(1,241.8)	(147.7)	(246.2)
Payments on early extinguishment of debt	—	(52.4)	—
Payments for note hedge	(173.8)	(341.3)	—
Proceeds from warrant transactions	123.6	270.5	—
Net repayments of customer deposits related to long-term supply agreements	(12.0)	(75.7)	(24.4)
Proceeds from TerraForm equity offerings and private placement transactions	928.9	—	—
Proceeds from SSL IPO and private placement transactions	185.3	—	—
Common stock issued (repurchased)	15.3	239.6	(0.5)
Proceeds from (contributions to) noncontrolling interests	214.8	39.9	50.8
Cash paid for contingent consideration for acquisitions	(3.8)	(3.7)	(69.2)
Debt financing fees	(152.1)	(87.4)	(42.3)
Dividends paid by TerraForm Power	(8.3)	—	—
Other	(13.9)	(0.5)	—
Net cash provided by financing activities	3,801.7	1,594.9	764.8
Effect of exchange rate changes on cash and cash equivalents	(21.7)	(7.5)	(2.0)
Net increase (decrease) in cash and cash equivalents	370.2	19.7	(32.0)
Cash and cash equivalents at beginning of period	573.5	553.8	585.8
Cash and cash equivalents at end of period	$943.7	$573.5	$553.8

Supplemental disclosures of cash flow information:
Interest payments (including debt issuance costs), net of amounts capitalized	$364.2	$255.2	$170.9
Income taxes paid (refunded), net	49.6	39.9	40.9
Supplemental schedule of non-cash investing and financing activities:
Accounts payable incurred (relieved) for acquisition of fixed assets, including solar energy systems	$323.2	$123.9	$49.7
Net debt transferred to and assumed by buyer upon sale of solar energy systems	508.7	66.8	403.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

	Equity Attributable to Redeemable Noncontrolling Interests	Common Stock Issued		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Common Stock Held in Treasury		Total SunEdison Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount				Shares	Amount
In millions
Balance at December 31, 2011	$—	241.3	$2.4	$621.7	$577.5	$(3.9)	(10.5)	$(459.8)	$737.9	$47.0	$784.9
Comprehensive (loss) income	(0.3)	—	—	—	(150.6)	(35.9)	—	—	(186.5)	4.2	(182.3)
Stock plans, net	—	0.6	—	26.0	—	—	(0.1)	(0.5)	25.5	—	25.5
Stock issued for SunEdison contingent consideration	1.6	—	—	—	(1.6)	—	—	—	(1.6)	—	(1.6)
Net repayments to noncontrolling interest	10.0	—	—	—	—	—	—	—	—	39.6	39.6
Balance at December 31, 2012	$11.3	241.9	$2.4	$647.7	$425.3	$(39.8)	(10.6)	$(460.3)	$575.3	$90.8	$666.1
Comprehensive loss	(3.2)	—	—	—	(586.7)	(20.2)	—	—	(606.9)	(24.6)	(631.5)
Stock plans, net	—	1.3	—	32.0	—	—	(0.2)	(1.2)	30.8	—	30.8
Secondary offering	—	23.7	0.3	(222.0)	—	—	10.8	461.3	239.6	—	239.6
Acquisitions of noncontrolling interests	—	—	—	—	—	—	—	—	—	17.2	17.2
Fair value adjustment to redeemable noncontrolling interest	6.8	—	—	—	(6.8)	—	—	—	(6.8)	—	(6.8)
Reclassification of redeemable noncontrolling interest to liability	(14.9)	—	—	—	—	—	—	—	—	—	—
Net contributions from noncontrolling interests	—	—	—	—	0.2	—	—	—	0.2	25.6	25.8
Balance at December 31, 2013	$—	266.9	$2.7	$457.7	$(168.0)	$(60.0)	—	$(0.2)	$232.2	$109.0	$341.2
Comprehensive loss	—	—	—		(1,180.4)	(87.2)	—	—	(1,267.6)	(146.8)	(1,414.4)
Stock plans, net	—	5.6	—	58.2	—	—	(0.4)	(8.5)	49.7	9.3	59.0
TerraForm IPO and related transactions (see Note 23)	—	—	—	234.5	—	—	—	—	234.5	357.6	592.1
Income tax impact of TerraForm IPO taxable gain (see Note 14)	—	—	—	(36.5)	—	—	—	—	(36.5)	—	(36.5)
TerraForm private placement offering (see Note 23)	—	—	—	128.7	—	—	—	—	128.7	208.1	336.8
TerraForm dividends paid	—	—	—	—	—	—	—	—	—	(8.3)	(8.3)
Net contributions to TerraForm	—	—	—	—	—	—	—	—	—	3.0	3.0
SSL IPO (see Note 22)	—	—	—	(220.0)	—	36.4	—	—	(183.6)	368.9	185.3
Reclassification of conversion options, warrants and note hedges related to the 2018/2021 Notes (see Note 9)	—	—	—	761.7	—	—	—	—	761.7	—	761.7
Recognition of conversion options, warrants and note hedges related to the 2020 Notes (see Note 9)	—	—	—	124.4	—	—	—	—	124.4	—	124.4
Acquisition of Mt. Signal (see Note 3)	—	—	—	146.0	—	—	—	—	146.0	78.7	224.7
Acquisition of noncontrolling interest in MKC (see Note 22)	—	—	—	43.4	—	—	—	—	43.4	(43.4)	—
Acquisitions of other noncontrolling interests (see Note 3)	—	—	—	—	—	—	—	—	—	138.5	138.5
Deconsolidation of noncontrolling interest	—	—	—		—	—	—	—	—	(36.3)	(36.3)
Net contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	213.4	213.4
Balance at December 31, 2014	$—	272.5	$2.7	$1,698.1	$(1,348.4)	$(110.8)	(0.4)	$(8.7)	$232.9	$1,251.7	$1,484.6

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
1. NATURE OF OPERATIONS
SunEdison, Inc. is a major developer and seller of photovoltaic energy solutions, an owner and operator of clean power generation assets, and a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. We are one of the world’s leading developers of solar energy projects and, we believe, one of the most geographically diverse. Our technology leadership in silicon and downstream solar is enabling us to expand our customer base and lower our costs throughout the silicon supply chain.
The accompanying consolidated financial statements of SunEdison include the consolidated results of TerraForm Power, Inc. ("TerraForm") and SunEdison Semiconductor Ltd. ("SSL"), which are each separate U.S. Securities and Exchange Commission ("SEC") registrants. The results of TerraForm are reported as our TerraForm Power reportable segment, and the results of SSL are reported as our Semiconductor Materials reportable segment, as described in Note 21. References to "SunEdison", "we", "our" or "us" within the accompanying audited consolidated financial statements refer to the consolidated reporting entity.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for investments; depreciation; amortization; leases; accrued liabilities including restructuring, warranties, and employee benefits; derivatives, including the embedded conversion option, note hedges, and warrants associated with our outstanding senior convertible notes; stock-based compensation; income taxes; solar energy system installation and related costs; percentage-of-completion on long-term construction contracts; the fair value of assets and liabilities recorded in connection with business combinations; and asset valuations, including allowances, among others.
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
Principles of Consolidation
Our consolidated financial statements include the accounts of SunEdison, Inc., entities in which we have a controlling financial interest and variable interest entities ("VIEs") for which we are the primary beneficiary. We record noncontrolling interests for non-wholly owned consolidated subsidiaries.  All significant intercompany balances and transactions among our consolidated subsidiaries have been eliminated. We have also eliminated our pro-rata share of sales, costs of goods sold and profits related to sales to equity method investees.
Variable Interest Entities
Our business involves the formation of special purpose vehicles (referred to as “project companies”) to own the project assets and execute agreements for the construction and maintenance of the assets, as well as power purchase agreements or feed in tariff agreements with the counterparties who purchase the electricity generated from the solar energy systems once they are operating. We may establish joint ventures with non-related parties to share in the risks and rewards associated with solar energy system development, which are facilitated through equity ownership of a project company. The project companies engage us to engineer, procure and construct the solar energy system and may separately contract with us to perform predefined operational and maintenance services post construction. We evaluate the terms of these contracts and the joint venture agreements to determine if the entity is a variable interest entity ("VIE"), and if so, whether we are the primary beneficiary of the VIE.
VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. We evaluate VIEs quantitatively and qualitatively to identify the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE should have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.
To identify a VIE's primary beneficiary, we perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE and the obligation to absorb losses and/or receive its benefits. We therefore identify the activities that most significantly impact the VIE's economic performance and determine whether we, or another party, has the power to direct those activities. When evaluating whether we are the primary beneficiary of a VIE, and therefore whether we must consolidate the entity, we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity’s expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary.
For our consolidated VIEs, we have presented on our consolidated balance sheets, to the extent material, the assets of our consolidated VIEs that can only be used to settle specific obligations of the consolidated VIEs, and the liabilities of our consolidated VIEs for which creditors do not have recourse to our general assets outside of the VIEs.
Cash and Cash Equivalents
Cash equivalents include highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased. Cash and cash equivalents consist of the following:

	As of December 31,
	2014	2013
In millions
Cash	$913.5	$461.9
Cash equivalents:
Commercial paper	—	50.0
Time deposits	10.6	6.8
Money market funds	19.6	54.8
Total cash and cash equivalent	$943.7	$573.5
Cash Committed for Construction Projects
Cash committed for construction projects includes loan proceeds deposited into bank accounts in the normal course of business for general use only in the operations of the project company to build solar energy systems. The loan proceeds cannot be used by other project companies or for general corporate purposes. In certain instances, withdrawal of such funds may only occur after certain milestones or expenditures during construction have been incurred and approved by the lender in accordance with the terms of the debt agreement. Approvals for the disbursement of such funds are typically received based on support for the qualified expenditures related to the projects provided there are no conditions of default under the loans.
Restricted Cash
Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations. In certain transactions, we have agreed to issue a letter of credit or provide security deposits regarding the performance or removal of a solar energy system. Incentive application fees are deposited with local governmental jurisdictions which are held until the construction of the applicable solar energy system is completed. In addition, cash received during the lease term of a sale-leaseback transaction may be subject to a security and disbursement agreement which generally establishes a reserve requirement for scheduled lease payments under our master lease agreements as discussed below under Revenue Recognition, Solar Energy System Sales, Sale with a Leaseback, for each sale-leaseback arrangement, as well as certain additional reserve requirements that may be temporarily required in an accrual account. All of the reserve requirements for scheduled lease payments for all projects under each master lease agreement must be satisfied before cash is disbursed under the master lease agreements.
Accounts Receivable
Accounts receivable are reported on the consolidated balance sheets at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and our historical collections experience.

Inventories
Inventories consist of raw materials, labor and manufacturing overhead and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Raw materials and supplies are generally stated at weighted-average cost and goods and work-in-process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
Inventories also include raw materials (such as solar modules) used to construct future solar energy systems or sold to third parties. If the inventory will be sold to a third party it would reclassified to finish goods. When the inventory is designated for use to build a specific project, the inventory will be reclassified as either solar energy systems held for development and sale (if our intent is to sell the system to a third party) or to property, plant and equipment (if our intent is to own and operate the system). The cost of raw materials for solar energy systems is based on the first-in, first-out (FIFO) method.
Solar Energy Systems Held for Development and Sale
Solar energy systems are classified as either held for development and sale or as property, plant and equipment based on our intended use of the system once constructed and provided that certain criteria to be classified as held for sale are met. The classification of the system affects the future accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of solar energy systems classified as held for development and sale are classified as operating activities in the consolidated statement of cash flows and within gross profit in the consolidated statement of operations when sold. Solar energy systems that are classified as property, plant and equipment generally relate to our sale-leaseback transactions and systems that we own and operate. The costs to construct solar energy systems classified as property, plant and equipment are reported as investing activities of the consolidated statement of cash flows. The proceeds received for the sale and subsequent leaseback of these systems are classified as cash flows from financing activities within the consolidated statement of cash flows.
Solar energy systems held for development include solar energy system project related assets for projects that are intended to be sold as direct sales. Development costs include capitalizable costs for items such as permits, acquired land, deposits and work-in-process, among others. Work-in-process includes materials, labor and other capitalizable costs incurred to construct solar energy systems.
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
We do not depreciate our solar energy systems while classified as held for sale. Any energy or incentive revenues generated by these systems are recorded to other income, as such revenues are incidental to our intended use of the system (direct sale to a third party buyer). If facts and circumstances change such that it is no longer probable that the system will be sold within one year of the system's completion date, the system will be reclassified to property, plant and equipment, and we will record depreciation expense in the amount that would have otherwise been recorded during the period the system was classified as held for sale.
Investments
We use the cost method of accounting for equity investments when the investment does not provide us with a controlling interest, does not give us the ability to exercise significant influence and we cannot readily determine the fair value. Cost method investments are initially recorded and subsequently carried at their historical cost and income is recorded to the extent there are dividends. We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses of the investee based on our ownership percentage. We review our equity and cost method investments periodically for indicators of impairment.
Hypothetical Liquidation at Book Value (HLBV)

HLBV method is a balance sheet approach to applying the equity method of accounting that calculates the earnings an investor should recognize based on how an entity would allocate and distribute its cash if it were to sell all of its assets for their carrying amounts and liquidate at a particular point in time. Under the HLBV method, an investor calculates its claim on the investee’s assets at the beginning and end of the reporting period (using the carrying value of the investee’s net assets as reported under U.S. GAAP at those reporting dates) based on the contractual liquidation waterfall. Current period earnings are recognized by the investor based on the change in its claim on net assets of the investee (excluding any contributions or distributions made during the period). We use the HLBV method for any reporting entity that is consolidating an entity and that needs to allocate income to a non-controlling interest.
Property, Plant and Equipment
We record property, plant and equipment at cost and depreciate it ratably over the assets’ estimated useful lives as follows:

	Years
Software	3	-	10
Buildings and improvements	2	-	50
Machinery and equipment	1	-	30
Solar energy systems	23	-	30
Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in earnings.
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
We may sell a solar energy system and simultaneously lease back the solar energy system. Property, plant and equipment accounted for as capital leases (primarily solar energy systems) are depreciated over the life of the lease. Solar energy systems that have not reached consummation of a sale under real estate accounting and have been leased back are recorded at the lower of the original cost to construct the system or its fair value and depreciated over the equipment's estimated useful life. For those sale-leasebacks accounted for as capital leases, the gain, if any, on the sale-leaseback transaction is deferred and recorded as a contra-asset that reduces the cost of the solar energy system, thereby reducing depreciation expense over the life of the asset. Generally, as a result of various tax attributes that accrue to the benefit of the lessor (or tax owner), solar energy systems accounted for as capital leases are recorded at the net present value of the future minimum lease payments because this amount is lower than the cost and fair market value of the solar energy system at the lease inception date.
Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.
When we are entitled to incentive tax credits for property, plant and equipment, we reduce the asset carrying value by the amount of the credit, which reduces future depreciation.
We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our manufacturing facilities. Liabilities for asset retirement obligations are recognized at fair value in the period in which they are incurred and can be reasonably estimated. Upon recognition of the liability, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset.
Impairment of Property, Plant and Equipment
We assess the impairment of long-lived assets (or asset groups) whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons of the carrying value to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.
Business Combinations
We account for business acquisitions using the acquisition method of accounting and record intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual assets acquired and liabilities assumed as of the date of acquisition. We recognize acquisition related costs that are not part of the purchase price consideration as general and administrative expense as they are incurred. These costs typically include transaction and integration costs, such as legal, accounting, and other professional fees. Contingent consideration, which represents our obligation to transfer additional assets or equity interests to the seller as part of the exchange if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement.
Goodwill and Intangible Assets
Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill and intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually, on December 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our indefinite-lived intangible assets include power plant development arrangements acquired in business combinations which relate to anticipated future economic benefits associated with our customer backlog relationships. These intangible assets are allocated to fixed assets upon completion of the construction of the related solar energy systems stemming from the acquired backlog.
The goodwill impairment test involves a two-step approach. We can, however, perform a qualitative analysis to determine if the two-step approach is necessary. Under the qualitative approach, we analyze relevant events and circumstances to determine if it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Relevant events and circumstances include, but are not limited to: macroeconomic conditions, cost fluctuations, financial performance, market and industry performance and entity structure changes. If we perform the qualitative analysis and determine there is a likelihood for impairment or we opt to forgo the qualitative analysis, we would continue with the two-step quantitative analysis. In the first step of the goodwill impairment test, we compare the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step is performed. In the second step, we compare the implied value of the goodwill to the carrying amount of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment loss is recognized and the carrying value of goodwill is written down to the fair value.
Intangible assets that have determinable estimated lives are amortized over those estimated lives. Power purchase agreement ("PPAs") and Feed-in Tariffs ("FiTs") comprise the majority of our amortizable intangible assets and have a useful life range of 3-25 years. The useful lives of PPAs and FiTs are equal to the remaining term of the contractual agreement. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Intangible assets with definite lives are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. To test for impairment, we compare the carrying value to the undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.
Operating Leases
We enter into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases. The lease expense is recorded to the income statement in operating expenses as it is incurred. Any lease that does not qualify as a capital lease is considered an operating lease.
Capital Leases
We are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. For those transactions which are not within the scope of the real estate accounting guidance, we record a liability for the obligation under the capital lease and the solar energy system is retained on our consolidated balance sheet as property, plant and equipment. The excess of the cash proceeds received in the sale-leaseback over the costs to construct the solar energy system is retained by us and used to fund current operations and new solar energy projects. See further discussion in Revenue Recognition below.
Customer and Other Deposits
We have executed long-term solar wafer supply agreements, including amendments, with multiple customers which required the customers to provide security deposits. The terms of these deposits vary, but such deposits are generally required to be applied against a portion of current sales on credit or refunded to customers over the term of the applicable agreement. We also receive short-term deposits from customers, deposits from suppliers and, in 2013, deposits in connection with a supply and license agreement with SMP Ltd. During the year ended December 31, 2014, we made a deposit in the amount of $158.9 million for production tax credit ("PTC") qualified wind turbines that we expect to acquire in 2015.
Revenue Recognition
Solar Energy System Sales
Solar energy system sales involving real estate
We recognize revenue for sales of solar energy systems that involve the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate. If the equipment is determined to be integral to the real estate, the entire transaction represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to real estate accounting, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and gross profit using the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During the year ended December 31, 2014, 2013 and 2012 we recognized $10.6 million, $32.5 million and $72.8 million, respectively, of revenue using the percentage of completion method for the sale of solar energy systems involving real estate.
If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we recognize revenue using the installment method. Under the installment method, we recognize revenue up to the amount of costs incurred and apportion each cash receipt from the buyer between cost recovered and gross profit in the same ratio as total cost and total gross profit bear to the sales value. During 2012, we recognized revenue of $22.7 million using the installment method. In 2014 and 2013, we did not have sales that qualified for use of the installment method.
If we retain continuing involvement in the solar energy system and do not transfer substantially all of the risks and rewards of ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide our customers guarantees of system performance or uptime for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the gross profit recognized is reduced by our maximum exposure to loss (thus not necessarily our most probable exposure), until such time that the exposure no longer exists.
Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide us with the option or obligation to repurchase the solar energy system. Under the deposit method, cash payments received from customers are reported as deferred revenue for solar energy systems on the consolidated balance sheet. Under the financing method, cash payments received from customers are considered debt and reported as solar energy financing and capital lease obligations on the consolidated balance sheet.
Solar energy system sales not involving real estate

We recognize revenue for sales of solar energy systems without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. This applies to our residential sales. Under residential sales, we sell to distributors who then install the solar system, thus we recognize revenue upon the distributor receiving the solar kit. For transactions that involve a construction period of three months or longer, we recognize revenue using the percentage of completion method. Percentage of completion is measured by the actual costs incurred for work completed divided by the total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in project performance, project conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. During the years ended December 31, 2014 and December 31, 2013, we recorded $9.3 million and $53.5 million, respectively, of revenue under the percentage of completion method for the sale of solar energy systems not involving real estate. There was no revenue recognized for the sale of solar energy systems not involving real estate under the percentage of completion method during the year ended December 31, 2012.
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
Solar energy system sales with a leaseback
We are a party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. We must determine the appropriate classification of the sale-leaseback on a project-by-project basis because the terms of solar energy systems lease arrangements may differ from the terms applicable to other solar energy systems. In addition, we must determine if the solar energy system is considered integral equipment to the real estate upon which it resides. We do not recognize revenue on sale-leaseback transactions. Instead, revenue is recognized through the sale of electricity and energy credits which are generated as energy is produced. As of December 31, 2014, all sale leasebacks were classified as financing arrangements. A sale-leaseback is classified as a financing sale-leaseback if we have concluded the leased assets are real estate and we have a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements.
Under a financing sale-leaseback, we do not recognize any upfront profit because a sale is not recognized. The full amount of the financing proceeds is recorded as solar energy financing debt, which is typically secured by the solar energy system asset and its future cash flows from energy sales, but generally has no recourse to us under the terms of the arrangement.
We use our incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that our incremental borrowing rate will result in either negative amortization of the financing obligation or a built-in loss at the end of the lease (e.g. net book value of the system asset exceeds the financing obligation), the rate is adjusted to eliminate such results. The interest rate is adjusted accordingly for the majority of our financing sale-leasebacks because our future minimum lease payments do not typically exceed the initial proceeds received from the buyer-lessor. As a result, most of our lease payments are reported as interest expense, the principal of the financing debt does not amortize, and we expect to recognize a gain upon the final lease payment at the end of the lease term equal to the unamortized balance of the financing debt less the remaining carrying value of the solar energy systems.
Operations and maintenance
Operations and maintenance revenue is invoiced and recognized as services are performed. Costs associated with operations and maintenance contracts are expensed in the period they are incurred.
Power Purchase Agreements
Revenues from retained solar energy systems are obtained through the sale of energy pursuant to terms set forth in executed power purchase agreements ("PPAs") or other contractual arrangements which have an average remaining life of 20 years as of December 31, 2014. All PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Subject to the terms of the agreement, these contracts have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered.
Incentive Revenue
For owned or capitalized solar energy systems, we may receive incentives or subsidies from various governmental jurisdictions in the form of renewable energy credits (“RECs”), which we sell to third parties. We may also receive performance-based incentives (“PBIs”) from public utilities. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, we enter into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time we have transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from our operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.
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
Solar Energy System Deferred Revenue
Our Solar Energy segment defers revenue for profit deferrals for performance guarantees on systems sold during 2013 and prior periods subject to real estate accounting, customer deposits received for solar energy systems under development, and deferred incentive subsidies that will be amortized over the depreciable life of the system.
Valuation of Convertible Debt
Our senior convertible notes require recognition of both a debt obligation and conversion option derivative in the consolidated financial statements. The debt component is required to be recognized at the fair value of a similar debt instrument that does not have an associated derivative component. The conversion option is recorded at fair value utilizing Level 2 inputs consisting of the exercise price of the instruments, the price and volatility of our common stock, the risk free interest rate and the contractual term. Such derivative instruments are not traded on an open market as the banks are the counterparties to the instruments. The accounting guidance also requires an accretion of the resulting debt discount as interest expense using the effective interest rate method over the expected life of the convertible debt.
Derivative Financial Instruments and Hedging Activities
All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with the offsetting transaction gains and losses associated with the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all cash flow hedges, if any, is recognized currently in earnings. Derivatives used to manage the foreign currency exchange risk associated with a net investment denominated in another currency are accounted for as a net investment hedge. The effective portion of the hedge is recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the investment is dissolved and we recognize a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).
Derivatives not designated as hedging
We use foreign currency forward contracts to mitigate the risk that the net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. Gains or losses on our forward contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $29.2 million, $8.6 million and $17.8 million in 2014, 2013 and 2012, respectively.
The embedded conversion options within senior convertible notes are derivative instruments that are required to be separated from the notes. From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle conversions in cash if exercised, the embedded conversion options within the senior convertible notes due 2018 and 2021 were separated from these notes and accounted for separately as derivative instruments (derivative liabilities) with changes in fair value reported in the consolidated statements of operations, as further discussed in Note 9. Upon obtaining the requisite approvals from our stockholders, these conversion options were determined to be indexed to our common stock and therefore considered equity instruments. Thus, as of May 29, 2014, the conversion options were remeasured at fair value, with the change in fair value reported in the consolidated statement of operations, and the resulting fair value of the conversion options was reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 are not recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity. The embedded conversion options within the senior convertible notes due 2020 are indexed to our common stock and thus were classified as equity instruments upon issuance of these notes.
In connection with the senior convertible notes, we also entered into privately negotiated convertible note hedge transactions and warrant transactions with certain of the initial purchasers of the senior convertible notes or their affiliates. Assuming full performance by the counterparties, the purpose of these transactions was to effectively reduce our potential payout over the principal amount on the notes upon conversion of the notes. From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle the note hedges and warrants related to the senior convertible notes due 2018 and 2021 in cash if exercised, these instruments were required to be accounted for as derivative instruments with changes in fair value reported in the consolidated statements of operations, as further discussed in Note 9. Upon obtaining the requisite approvals from our stockholders, these note hedges and warrants were considered equity instruments. Thus, as of May 29, 2014, these note hedges and warrants were remeasured at fair value, with the changes in fair value reported in the consolidated statement of operations, and the resulting fair values of the note hedges and warrants were reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 will not be recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity. The note hedges and warrants associated with the senior convertible notes due 2020 are indexed to our common stock and thus were classified as equity instruments upon issuance of these notes.
Derivatives designated as hedging
In addition to the currency forward contracts purchased to hedge transactional currency risks, we may enter into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2014, there were no currency forward contracts outstanding being accounted for as cash flow hedges.
We are party to certain interest rate swap instruments that are accounted for using hedge accounting. Interest rate swap arrangements are used to manage risks generally associated with interest rate fluctuations. These contracts have been accounted for as a qualifying cash flow hedge in accordance with derivative instrument and hedging activities guidance, whereby the balance reported within the consolidated financial statements represents the estimated fair value of the net amount we would settle on December 31, 2014. The fair value is an estimate of the net amount that we would pay or receive on the measurement date if the agreements were transferred to other parties or cancelled by us. The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions.
Deferred Financing Costs

We take on debt to raise cash for various transactions and incur various financing charges related to the debt. The financing charges are paid up front, but relate to the life of the debt. We record the financing fees as a deferred charge within other assets and amortize to the income statement over the life of the debt.
Foreign Currency
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
Translation adjustments are reported in accumulated other comprehensive (loss) income in stockholders’ equity.
Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are reported in the statement of operations as incurred.
Noncontrolling Interests
Non-controlling interest represents the portion of net assets in consolidated entities that we do not own. For certain partnerships structures where income is not allocated based on legal ownership percentages, we measure the income (loss) allocable to the non-controlling interest holders using the HLBV method that considers the terms of the governing contractual arrangements. The non-controlling interests’ balance is reported as a component of equity in the consolidated balance sheets.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under this method, we are required to recognize the deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial statement accounting and tax accounting. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Income from our financing sale-leaseback transactions in the U.S. is deferred until the end of the lease term, generally 20-25 years, through the extinguishment of the debt. However, sale-leaseback transactions generate current U.S. taxable income at the time of the sale, with the timing differences increasing deferred tax assets.
We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. Unrecognized tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next year.
We believe that our unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our unrecognized tax benefits quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
We do not recognize a deferred tax liability U.S. income taxes on the remaining undistributed earnings of our foreign subsidiaries, which would be payable if the undistributed earnings were distributed to the U.S., as we consider those foreign earnings to be permanently reinvested outside the U.S. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.
We have made our best estimates of certain income tax amounts included in the financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include: how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.
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
We routinely examine our assumptions used in estimating the fair value of employee options granted. As part of this assessment, we have determined that our historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The discount rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. We estimate the fair value of options using the Black-Scholes option-pricing model for our ratable and cliff vesting options. For our market condition awards, the grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.
Contingencies
We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. We establish reserves once a payment associated with a claim becomes probable and the payment can be reasonably estimated. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.
Shipping and Handling
Costs to ship products to customers are included in marketing and administration expense in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are reported in net sales. Cost to ship products to customers were $19.8 million, $20.8 million and $24.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.
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
We maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 balance sheets that are not required to be recorded at fair value. For certain of these instruments, including cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings and accrued liabilities, cost approximates fair value because of the short maturity period. See Note 10 for disclosures regarding the fair value of debt.
Accounting Standards Updates
In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also requires expanded disclosures concerning discontinued operations, disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting and expanded disclosures for long-lived assets classified as held for sale or disposed of. ASU 2014-08 is effective for us on a prospective basis in our first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or assets classified as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of ASU 2014-08 is not expected to have a material impact on our consolidated financial statements and related disclosures.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and related disclosures upon adoption.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.
On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for us for our fiscal year ending December 31, 2015. We are currently evaluating the impact of this standard on our consolidated financial statements.
3. ACQUISITIONS
SMP Ltd.
In February 2011, we entered into a joint venture (SMP Ltd. or "SMP") with Samsung Fine Chemicals Co. Ltd. ("SFC") for the construction and operation of a new facility to produce high purity polysilicon in Ulsan, South Korea. SMP will manufacture and supply polysilicon to us and to international markets. Prior to May 28, 2014, our ownership interest in SMP was 50% and Samsung Fine Chemicals Co. Ltd. owned the other 50%. Also prior to May 28, 2014, we accounted for our interest in SMP using the equity method of accounting.
In September 2011, we executed a Supply and License Agreement with SMP under which we license and sell to SMP certain technology and related equipment used for producing polysilicon. In accordance with the Supply and License Agreement, we have received proceeds based on certain milestones we have achieved throughout the construction, installation and testing of the equipment. These proceeds received from SMP under the Supply and License Agreement were recorded as a reduction in our basis in the SMP investment and to the extent that our basis in the investment was zero, the remaining proceeds received were recorded as a long-term liability. The cash received was recorded as an investing inflow within the consolidated statement of cash flows. As of May 28, 2014, our net equity method investment balance in SMP was $13.3 million.
On May 28, 2014, we acquired from SFC an approximate 35% interest in SMP for a cash purchase price of $140.7 million ($71.2 million, net of cash acquired). Prior to the completion of the SSL IPO (see Note 22), SunEdison contributed this approximate 35% interest in SMP to SSL. As a result, on a consolidated basis, we own an approximate 85% interest in SMP, and effectively control SMP's operations, and thus SMP's results are included in our consolidated financial statements from May 28, 2014 onwards. Further, we applied the provisions of U.S. GAAP applicable to business combinations as of the acquisition date, which resulted in the recognition of SMP's net assets acquired and our previously held equity interest at fair value. The remeasurement of the previously held equity interest at the acquisition date resulted in a net gain of $145.7 million that was recorded in the accompanying consolidated statement of operations.

In millions	Total Estimated Allocation
Cash and cash equivalents	$69.5
Prepaid and other current assets	11.6
Property, plant and equipment (non-solar energy systems)	788.1
Total assets acquired	869.2
Accounts payable	134.8
Accrued and other liabilities	5.1
Long-term debt	381.9
Total liabilities assumed	521.8
Noncontrolling interest	47.7
Fair value of net assets acquired	$299.7
TerraForm Acquisitions
Mt. Signal
Effective July 2, 2014, TerraForm acquired a controlling interest in Imperial Valley Solar 1 Holdings II, LLC, which owns a 266 MW utility scale solar energy system located in Mt. Signal, California ("Mt. Signal"). TerraForm acquired Mt. Signal from an indirect wholly owned subsidiary of Silver Ridge Power, LLC ("SRP") in exchange for share based consideration in TerraForm consisting of (i) 5,840,000 Class B1 units (and a corresponding number of shares Class B1 common stock) equal in value to $146.0 million and (ii) 5,840,000 Class B units (and a corresponding number of shares Class B common stock) equal in value to $146.0 million.
Prior to the TerraForm IPO (see Note 23), SRP was owned 50% by R/C US Solar Investment Partnership, L.P. (“Riverstone”) and 50% by SunEdison, who acquired all of AES US Solar, LLC (“AES Solar”), a subsidiary of The AES Corporation, equity ownership interest in SRP (see "Silver Ridge Power, LLC" section below). In connection with its acquisition of AES Solar's interest in SRP, SunEdison entered into a Master Transaction Agreement (the "MTA") with Riverstone pursuant to which the parties agreed to sell Mt. Signal to TerraForm and to distribute the Class B units (and shares of Class B common stock) to SunEdison and the Class B1 units (and shares of Class B1 common stock) to Riverstone.
Capital Dynamics
On December 18, 2014, TerraForm acquired 78 MW of distributed generation solar energy systems in the U.S. from Capital Dynamics U.S. Solar Energy Fund, L.P., a closed-end private equity fund. This portfolio consists of 42 solar energy systems located in California, Massachusetts, New Jersey, New York, and Pennsylvania. The purchase price for this acquisition was $257.6 million ($256.7 million, net of cash acquired).
Other TerraForm Acquisitions
During the year ended December 31, 2014, TerraForm completed the acquisitions of 100% of the ownership interests in entities that owned and operated 168 solar energy systems in the U.S., Canada and the U.K. with an aggregate capacity of 128 MW. The aggregate consideration paid for these acquisitions was $250.0 million ($243.2 million, net of cash acquired). These acquisitions were made in order to support the development of TerraForm's initial portfolio of renewable energy generation assets.

The initial accounting for TerraForm's business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.
The provisional estimated allocation of assets and liabilities is as follows:

In millions	Mt. Signal	Capital Dynamics	Other TerraForm Acquisitions	Total Estimated Allocation
Cash and cash equivalents	$0.3	$0.9	$6.8	$8.0
Accounts receivable	11.6	4.5	11.3	27.4
Solar energy systems	649.0	200.7	245.8	1,095.5
Restricted cash	22.2	—	14.7	36.9
Intangible assets	117.9	83.1	140.2	341.2
Other assets	12.6	22.8	4.9	40.3
Total assets acquired	813.6	312.0	423.7	1,549.3
Accounts payable and accrued liabilities	24.8	5.9	7.4	38.1
Long-term debt	413.5	—	137.5	551.0
Other liabilities	4.6	31.9	18.9	55.4
Total liabilities assumed	442.9	37.8	163.8	644.5
Noncontrolling interest	78.7	16.6	9.9	105.2
Fair value of net assets acquired	$292.0	$257.6	$250.0	$799.6
The preliminary purchase accounting resulted in the recording of provisional amounts for long-term power purchase agreements totaling $341.2 million. The long-term power purchase agreements are intangible assets subject to amortization with no residual value. The estimated fair values were determined based on an income approach and the estimated useful lives of the intangible assets range from 3 to 25 years.
Silver Ridge Power, LLC
On July 2, 2014, we completed the acquisition of 50% of the outstanding limited liability company interests of SRP from AES Solar for total cash consideration of $178.6 million ($133.8 million, net of cash acquired). The remaining 50% of the outstanding limited liability company interests of SRP will continue to be held by Riverstone. SRP’s solar power plant operating projects included the Mt. Signal solar project. Concurrently with entry into the Acquisition Agreement, we also entered into the MTA with Riverstone. Pursuant to the MTA, concurrently with the closing of the TerraForm IPO, SRP contributed Mt. Signal to the operating entity of TerraForm in exchange for total consideration valued at $292.0 million Consequently, Mt. Signal is consolidated by TerraForm as discussed above and is excluded from the following provisional accounting for the acquired interest in SRP.
Through our acquisition of this interest in SRP, we acquired 50% of (i) 336 MW of solar power plant operating projects and (ii) a 40% interest in CSOLAR IV West, LLC (“CSolar”), which is currently developing a 183 MW solar power facility with an executed power purchase agreement in place with a high-credit utility off-taker. Pursuant to the MTA, concurrently with the closing of the TerraForm IPO, the parties also entered into a purchase and sale agreement with respect to CSolar. The purchase and sale agreement provides that, following completion of CSolar, which is expected in 2016, and subject to customary closing conditions and receipt of regulatory approvals, we will acquire Riverstone’s share of SRP’s interest in CSolar. Thereafter, we intend to contribute 100% of SRP’s 40% interest in CSolar to TerraForm.
The initial accounting for this business combination is not complete because the evaluation necessary to assess the fair values of the solar energy systems and intangible assets acquired is in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.

The provisional estimated allocation of assets and liabilities for SRP, excluding Mt. Signal, is as follows:

In millions	Total Estimated Allocation
Cash and cash equivalents	$44.8
Restricted cash	36.1
Accounts receivable	26.0
Prepaid and other current assets	25.3
Investments	114.8
Solar energy systems	570.5
Intangible assets	205.6
Goodwill	28.1
Long-term restricted cash	12.4
Other assets	87.0
Total assets acquired	1,150.6
Accounts payable	12.8
Accrued liabilities	280.8
Long-term debt	685.9
Other liabilities	82.5
Total liabilities assumed	1,062.0
Noncontrolling interest	56.0
Fair value of net assets acquired	$32.6
The preliminary purchase accounting resulted in the recording of provisional amounts for long-term PPAs and FiTs totaling $205.6 million. The long-term PPAs and FiTs are intangible assets subject to amortization with no residual value. The estimated fair values were determined based on an income approach and the estimated useful lives of the intangible assets range from 17 to 19 years.
In addition, we also obtained the right, but not an obligation, to acquire AES Solar’s 50% interest in a portfolio of projects located in Italy prior to August 31, 2015 for a purchase price of $42.0 million, subject to certain specified adjustments. We also assumed responsibility for operations and management and asset management for SRP’s entire projects portfolio. We will determine in the future whether these projects will be held on our balance sheet or, subject to Riverstone’s consent, sold to third parties.
Energy Matters Pty. Ltd.
On August 29, 2014, we completed the acquisition of 100% of the ownership interest in Energy Matters Pty. Ltd. ("Energy Matters"), a residential and distributed generation solar entity with operations in Australia and New Zealand. We acquired Energy Matters in exchange for total consideration of $15.8 million, consisting of cash payments totaling $3.1 million ($2.4 million, net of cash acquired) and contingent consideration valued at $11.4 million, with a remaining $1.3 million in cash to be paid in the first quarter of 2015. The preliminary purchase accounting resulted in the recording of provisional amounts for goodwill totaling $10.6 million. The initial accounting for this business combination is not complete because the evaluation necessary to assess the fair values of certain net assets acquired, along with the fair value of contingent consideration, is in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.
Other Acquisitions
During the fourth quarter of 2014, we completed the acquisitions of certain businesses for total consideration of $20.7 million, consisting of cash payments of $12.1 million ($12.0 million, net of cash acquired) and contingent consideration of $5.1 million, with a remaining $3.5 million in cash to be paid over the next four years. The preliminary purchase accounting for these acquisitions resulted in the recording of provisional amounts for goodwill totaling $9.6 million. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired, along with the fair value of contingent consideration, is in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

Pro forma results of operations, assuming all acquisitions were made at January 1, 2013, and the amounts of revenue and earnings recognized in our consolidated statements of operations for these entities since acquisition are not presented as the effects were not material to our results.
4. INVENTORIES
Inventories consist of the following:

	As of December 31,
	2014	2013
In millions
Raw materials and supplies	$67.8	$114.7
Goods and work-in-process	101.1	98.8
Finished goods	57.5	34.9
Total inventories	$226.4	$248.4
Solar Energy segment inventories of $104.3 million and $62.3 million at December 31, 2014 and 2013, respectively, consist of raw materials and supplies, goods and work-in-process, and finished goods not allocated to a solar energy system. Included in the table above at December 31, 2014, was $20.1 million of Semiconductor Materials finished goods inventory held on consignment, compared to $22.9 million at December 31, 2013.
During the years ended December 31, 2014, and 2013, we recorded lower of cost or market charges totaling $7.3 million and $18.5 million respectively, to raw materials and supplies, goods and work-in- process, and finished goods, primarily related to adverse solar market pricing conditions.
5. SOLAR ENERGY SYSTEMS HELD FOR DEVELOPMENT AND SALE
Solar energy systems held for development and sale consist of the following:

	As of December 31,
	2014	2013
In millions
Solar energy systems under development	$164.2	$419.7
Solar energy systems held for sale	87.3	40.4
Total solar energy systems held for development and sale	$251.5	$460.1
6. INVESTMENTS
The carrying value of short-term and long-term investments consists of the following:

	As of December 31,
	2014	2013
In millions
Equity method investments	$132.8	$33.2
Cost method investments	16.3	7.9
Total investments	$149.1	$41.1
Equity Method Investments
The increase in equity method investments as of December 31, 2014 compared to December 31, 2013 is primarily related to investments acquired in the SRP business combination, including the investment in CSolar discussed in Note 3 and an investment in various solar energy project entities in Spain.
Cost Method Investments
During the years ended December 31, 2014, 2013 and 2012, we recorded other-than-temporary impairment charges of $1.0 million, $3.2 million, and $3.6 million, respectively, associated with certain cost method investments. The impairments were a result of the length and severity of a fair value decline below our cost basis, with no turnaround in the foreseeable future.

7. PROPERTY, PLANT AND EQUIPMENT (INCLUDING CONSOLIDATED VIEs)
Property, plant and equipment consists of the following:

	As of December 31,
	2014	2013
In millions
Land	$11.9	$5.6
Software	33.0	31.3
Buildings and improvements	286.0	322.2
Machinery and equipment	1,563.6	1,670.5
Solar energy systems	4,709.3	1,686.1
Total property, plant and equipment in service, at cost	$6,603.8	$3,715.7
Less accumulated depreciation	(1,360.5)	(1,120.0)
Total property, plant and equipment in service, net	$5,243.3	$2,595.7
Construction in progress – non solar energy systems	874.8	79.4
Construction in progress – solar energy systems	956.2	447.8
Total property, plant and equipment, net	$7,074.3	$3,122.9
Consolidated depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $262.2 million, $206.2 million and $200.6 million, respectively, and includes depreciation expense for capital leases of $4.3 million, $4.3 million and $4.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.
8. GOODWILL AND OTHER INTANGIBLE ASSETS
Intangible assets consist of the following:

		December 31, 2014			December 31, 2013
In millions	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization or Allocated to Solar Energy Systems	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization or Allocated to Solar Energy Systems	Net Carrying Amount
Amortizable intangible assets:
PPAs and FiTs	20	$552.9	$(12.8)	$540.1	$—	$—	$—
Other	6	29.7	(9.1)	20.6	48.9	(28.4)	20.5
Total amortizable intangible assets		$582.6	$(21.9)	$560.7	$48.9	$(28.4)	$20.5
Indefinite lived assets:
Power plant development arrangements(1)	Indefinite	$116.0	$(93.4)	$22.6	$132.6	$(62.2)	$70.4
Other	Indefinite	3.1	—	3.1	0.9	—	0.9
Total indefinite lived assets		$119.1	$(93.4)	$25.7	$133.5	$(62.2)	$71.3
__________________________

(1)
Power plant development arrangements are reclassified to the solar energy system (property, plant and equipment or inventory) upon completion of the related solar energy system. Depending on the classification of the system as held for development and sale or property, plant and equipment, amortization expense is recognized in cost of goods sold or in depreciation expense.

For the years ended December 31, 2014, 2013 and 2012, we recognized amortization expense and expense for power plant development arrangement intangible assets allocated to solar energy systems of $28.1 million, $21.5 million and $34.6 million, respectively. Depending on the classification of the system as held for development and sale or property, plant and equipment, impairment charges related to power plant development assets are recognized in cost of goods sold or in long-lived asset impairment charges. During the year ended December 31, 2014, we incurred impairment charges for our power plant development arrangements of $28.9 million, which are classified in long-lived asset impairment charges in the consolidated statements of operations. During the year ended December 31, 2013, we incurred impairment charges for our power plant development arrangement intangible assets of $10.2 million, which are classified in costs of goods sold in the consolidated statements of operations.

We expect to recognize annual expense on our amortizable intangible assets as follows:

	2015	2016	2017	2018	2019
In millions
Amortization	$35.8	$35.9	$34.9	$34.5	$33.3
The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

In millions
Balance as of December 31, 2012	$—
Goodwill acquired	25.3
Balance as of December 31, 2013	25.3
Purchase accounting adjustments	(0.2)
Goodwill acquired (see Note 3)	48.3
Balance as of December 31, 2014	$73.4
Goodwill balances referenced above relate to our Solar Energy segment.

9. DEBT AND CAPITAL LEASE OBLIGATIONS
Debt (including consolidated VIEs) and capital lease obligations outstanding consist of the following:

	As of December 31, 2014			As of December 31, 2013
In millions	Total	Current and Short-Term	Long-Term	Total	Current and Short-Term	Long-Term
Solar Energy debt, non-solar energy systems:
Convertible senior notes due 2018, net of discount	$485.2	$—	$485.2	$460.0	$—	$460.0
Convertible senior notes due 2020, net of discount	431.6	—	431.6	—	—	—
Convertible senior notes due 2021, net of discount	428.9	—	428.9	408.2	—	408.2
SMP Ltd. credit facilities (a)	355.0	107.3	247.7	—	—	—
Emerging Markets Yieldco acquisition facility (a)	150.0	1.5	148.5	—	—	—
Other non-solar energy system debt	215.1	215.1	—	—	—	—
Total solar energy debt, non-solar energy systems	$2,065.8	$323.9	$1,741.9	$868.2	$—	$868.2
Solar Energy systems debt, including financing and capital leaseback obligations (b):
Short-term debt	$9.1	$9.1	$—	$68.9	$68.9	$—
System pre-construction, construction and term debt	1,767.2	631.5	1,135.7	677.8	268.6	409.2
Capital leaseback obligations	81.4	3.0	78.4	94.0	4.5	89.5
Financing leaseback obligations	1,403.7	13.8	1,389.9	1,297.7	15.1	1,282.6
Other system financing transactions	67.0	16.2	50.8	121.9	0.1	121.8
Total Solar Energy debt, including financing and capital leaseback obligations, solar energy systems	$3,328.4	$673.6	$2,654.8	$2,260.3	$357.2	$1,903.1
TerraForm Power debt (a):
TerraForm Power term facility	$573.5	$5.7	$567.8	$—	$—	$—
Other system financing transactions	1,024.6	74.4	950.2	437.3	37.5	399.8
Total TerraForm Power debt	$1,598.1	$80.1	$1,518.0	$437.3	$37.5	$399.8
Semiconductor Materials debt (a):
SSL term facility	$207.1	$2.1	$205.0	$—	$—	$—
Long-term notes	—	—	—	10.4	2.8	7.6
Total Semiconductor Materials debt	$207.1	$2.1	$205.0	$10.4	$2.8	$7.6
Total debt outstanding	$7,199.4	$1,079.7	$6,119.7	$3,576.2	$397.5	$3,178.7
________________________
(a) Non-recourse to SunEdison
(b) Includes $40.3 million and $60.2 million of debt with recourse to SunEdison as of December 31, 2014 and 2013, respectively
Solar Energy Debt, Non-solar Energy Systems
Convertible Senior Notes Due 2018 and 2021
On December 20, 2013, we issued $600.0 million in aggregate principal amount of 2.00% convertible senior notes due 2018 (the "2018 Notes") and $600.0 million aggregate principal amount of 2.75% convertible senior notes due 2021 (the "2021 Notes", and together with the 2018 Notes, the "2018/2021 Notes") in a private placement offering. We received net proceeds, after payment of debt financing fees, of $1,167.3 million in the offering, before the redemption of the $550.0 million outstanding aggregate principal amount of the 7.75% senior notes due 2019 and the repayment of the $200.0 million outstanding aggregate principle amount of the 10.75% second lien term loan and before payment of the net cost of the call spread overlay described below.
Interest on the 2018 Notes is payable on April 1 and October 1 of each year, beginning on April 1, 2014. Interest on the 2021 Notes is payable on January 1 and July 1 of each year, beginning on July 1, 2014. The 2018 Notes and the 2021 Notes mature on October 1, 2018 and January 1, 2021, respectively, unless earlier converted or purchased.
The 2018/2021 Notes are convertible at any time until the close of business on the business day immediately preceding July 1, 2018 (in the case of the 2018 Notes) or October 1, 2020 (in the case of the 2021 Notes) only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending March 31, 2014, if the closing sale price of our common stock, for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs, is more than 120% of the conversion price of the 2018/2021 Notes in effect on each applicable trading day; (2) during the five consecutive business day period following any 10 consecutive trading-day period in which the trading price for the 2018/2021 Notes for each such trading day is less than 98% of the closing sale price of our common stock on such trading day multiplied by the applicable conversion rate on such trading day; or (3) upon the occurrence of specified corporate events. As condition (1) was met during the fourth quarter of 2014, the 2018/2021 Notes were convertible as of December 31, 2014. On and after July 1, 2018 (in the case of the 2018 Notes) or October 1, 2020 (in the case of the 2021 Notes) and until the close of business on the second scheduled trading day immediately prior to the applicable stated maturity date, the 2018/2021 Notes are convertible regardless of the foregoing conditions based on an initial conversion price of $14.62 per share of our common stock.
The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. The 2018/2021 Notes are convertible only into cash, shares of our common stock or a combination thereof at our election. However, we were required to settle conversions solely in cash until we obtained the requisite approvals from our stockholders to (i) amend our restated certificate of incorporation to sufficiently increase the number of authorized but unissued shares of our common stock to permit the conversion and settlement of the 2018/2021 Notes into shares of our common stock, and (ii) authorize the issuance of the maximum numbers of shares described above in accordance with the continued listing standards of The New York Stock Exchange. At our annual stockholders meeting on May 29, 2014, the requisite majority of the outstanding shares of our common stock approved these measures, and we subsequently filed a related amendment to the SunEdison's Articles of Incorporation with the Secretary of State of the State of Delaware. Holders may also require us to repurchase all or a portion of the 2018/2021 Notes upon a fundamental change, as defined in the indenture agreement, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as our failure to make certain payments, pay debts as they become due or perform or observe certain obligations thereunder, the trustee or holders of a specified amount of then-outstanding 2018/2021 Notes will have the right to declare all amounts then outstanding due and payable. We may not redeem the 2018/2021 Notes prior to the applicable stated maturity date.
The 2018/2021 Notes are general unsecured obligations and rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the 2018/2021 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively subordinated in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and effectively subordinated to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.
From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle conversions in cash if exercised, the embedded conversion options (the "2018/2021 Conversion Options") within the 2018/2021 Notes were separated from the 2018/2021 Notes and accounted for separately as derivative instruments (derivative liabilities) with changes in fair value reported in the consolidated statements of operations, as further discussed in the Loss on Convertible Notes Derivatives section below. Upon obtaining the requisite approvals from our stockholders discussed above, the 2018/2021 Conversion Options were considered equity instruments. Thus, as of May 29, 2014, the 2018/2021 Conversion Options were remeasured at fair value, or $888.4 million, with the change in fair value reported in the consolidated statement of operations, and the resulting fair value of the 2018/2021 Conversion Options was reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 are not recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity.
Call Spread Overlay for Convertible Senior Notes Due 2018 and 2021
Concurrent with the issuance of the 2018/2021 Notes, we entered into privately negotiated convertible note hedge transactions (collectively, the "2018/2021 Note Hedges") and warrant transactions (collectively, the "2018/2021 Warrants" and together with the 2018/2021 Note Hedges, the “2018/2021 Call Spread Overlay”), with certain of the initial purchasers of the 2018/2021 Notes or their affiliates. Assuming full performance by the counterparties, the 2018/2021 Call Spread Overlay is designed to effectively reduce our potential payout over the principal amount on the 2018/2021 Notes upon conversion.
Under the terms of the 2018/2021 Note Hedges, we purchased from affiliates of certain of the initial purchasers of the 2018/2021 Notes options to acquire, at an exercise price of $14.62 per share, subject to anti-dilution adjustments, up to 82.1 million shares of our common stock. Each 2018/2021 Note Hedge is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2018/2021 Notes. Each 2018/2021 Note Hedge is exercisable upon the conversion of the 2018/2021 Notes and expires on the corresponding maturity dates of the 2018/2021 Notes. The option counterparties are generally obligated to settle their obligations to us upon exercise of the 2018/2021 Note Hedges in the same manner as we satisfy our obligations to holders of the 2018/2021 Notes.
Under the terms of the 2018/2021 Warrants, we sold to affiliates of certain of the initial purchasers of the 2018/2021 Notes warrants to acquire, on the stated expiration date of each 2018/2021 Warrant, up to 82.1 million shares of our common stock at an exercise price of $18.35 and $18.93 per share, respectively, subject to anti-dilution adjustments. Each 2018/2021 Warrant transaction is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2018/2021 Notes.
From December 20, 2013 through May 29, 2014, the period in which we would have been required to settle the 2018/2021 Note Hedges and 2018/2021 Warrants in cash if exercised, these instruments were required to be accounted for as derivative instruments with changes in fair value reported in the consolidated statements of operations, as further discussed in the Loss on Convertible Notes Derivatives section below. Upon obtaining the requisite approvals from our stockholders discussed above, the 2018/2021 Note Hedges and 2018/2021 Warrants were considered equity instruments. Thus, as of May 29, 2014, the 2018/2021 Note Hedges and 2018/2021 Warrants were remeasured at fair value (asset of $880.0 million and liability of $753.3 million respectively), with the changes in fair value reported in the consolidated statement of operations, and the resulting fair values of the 2018/2021 Note Hedges and 2018/2021 Warrants were reclassified to Stockholders' Equity. Changes in fair value subsequent to May 29, 2014 will not be recognized in the consolidated statement of operations as long as the instruments continue to qualify to be classified as equity.
The net increase in additional paid in capital during the second quarter of 2014 as a result of the reclassification of the 2018/2021 Conversion Options, 2018/2021 Note Hedges and 2018/2021 Warrants was $761.7 million.
Loss on Convertible Notes Derivatives
For the year ended December 31, 2014, we recognized a net loss of $499.4 million related to the change in the fair value of the 2018/2021 Conversion Options, the 2018/2021 Note Hedges and 2018/2021 Warrants (the "2018/2021 Convertible Notes Derivatives") prior to the reclassification of these instruments to Stockholders' Equity as discussed above, which is reported in loss on convertible notes derivatives, net in the consolidated statement of operations, as follows:

In millions	December 31, 2014
Conversion Options	$381.9
Note Hedges	(365.3)
Warrants	482.8
Total loss on convertible note derivatives, net	$499.4
The 2018/2021 Convertible Notes Derivatives were measured at fair value as of May 29, 2014 using a Black-Scholes valuation model as these instruments are not traded on an open market. Significant inputs to the valuation model, which have been identified as Level 2 inputs, were as follows:

	Conversion Option		Note Hedges		Warrants
	Due 2018	Due 2021	Due 2018	Due 2021	Due 2018	Due 2021
Stock price	$20.50	$20.50	$20.50	$20.50	$20.50	$20.50
Exercise price	$14.62	$14.62	$14.62	$14.62	$18.35	$18.93
Risk-free rate	1.34%	1.95%	1.30%	1.93%	1.45%	2.30%
Volatility	45.0%	45.0%	45.0%	45.0%	42.0%	42.0%
Dividend yield	—%	—%	—%	—%	—%	—%
Maturity	2018	2021	2018	2021	2018	2021
Further details of the inputs above are as follows:

•	Stock price - The closing price of our common stock on May 29, 2014

•	Exercise price - The exercise (or conversion) price of the derivative instrument

•	Risk-free rate - The Treasury Strip rate associated with the life of the derivative instrument

•	Volatility - The volatility of our common stock over the life of the derivative instrument
Convertible Senior Notes Due 2020

On June 10, 2014, we issued $600.0 million in aggregate principal amount of 0.25% convertible senior notes due 2020 (the "2020 Notes") in a private placement offering. We received net proceeds, after payment of debt financing fees, of $584.5 million in the offering, before payment of the net cost of the call spread overlay described below.
Interest on the 2020 Notes is payable on July 15 and January 15 of each year, beginning on January 15, 2015. The 2020 Notes mature on January 15, 2020, unless earlier converted or purchased.
The 2020 Notes are convertible at any time until the close of business on the business day immediately preceding October 15, 2019 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending September 30, 2014, if the closing sale price of our common stock, for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs, is more than 130% of the conversion price of the 2020 Notes in effect on each applicable trading day; (2) during the five consecutive business day period following any 10 consecutive trading-day period in which the trading price for the 2020 Notes for each such trading day is less than 98% of the closing sale price of our common stock on such trading day multiplied by the applicable conversion rate on such trading day; or (3) upon the occurrence of specified corporate events. The 2020 Notes were not convertible as of December 31, 2014. On and after October 15, 2019 and until the close of business on the second scheduled trading day immediately prior to the applicable stated maturity date, the 2020 Notes are convertible regardless of the foregoing conditions based on an initial conversion price of $26.87 per share of our common stock.
The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. The 2020 Notes are convertible only into cash, shares of our common stock or a combination thereof at our election. Holders may also require us to repurchase all or a portion of the 2020 Notes upon a fundamental change, as defined in the indenture agreement, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as our failure to make certain payments or perform or observe certain obligations thereunder, the trustee or holders of a specified amount of then-outstanding 2020 Notes will have the right to declare all amounts then outstanding due and payable. We may not redeem the 2020 Notes prior to the applicable stated maturity date.
The 2020 Notes are general unsecured obligations and rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the 2020 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively subordinated in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.
The embedded conversion options within the 2020 Notes are indexed to our common stock and thus were classified as equity instruments upon issuance of the 2020 Notes. The initial fair value of the embedded conversion options was recognized as a reduction in the carrying value of the 2020 Notes in the consolidated balance sheet and such discount will be amortized and recognized as interest expense over the term of the 2020 Notes. Subsequent changes in fair value are not recognized as long as the instruments continue to qualify to be classified as equity.
Call Spread Overlay for Convertible Senior Notes Due 2020
Concurrent with the issuance of the 2020 Notes, we entered into privately negotiated convertible note hedge transactions (collectively, the "2020 Note Hedge") and warrant transactions (collectively, the "2020 Warrants" and together with the 2020 Note Hedge, the “2020 Call Spread Overlay”), with certain of the initial purchasers of the 2020 Notes or their affiliates. Assuming full performance by the counterparties, the 2020 Call Spread Overlay is meant to effectively reduce our potential payout over the principal amount on the 2020 Notes upon conversion of the 2020 Notes.
Under the terms of the 2020 Note Hedge, we bought from affiliates of certain of the initial purchasers of the 2020 Notes options to acquire, at an exercise price of $26.87 per share, subject to anti-dilution adjustments, up to 22.3 million shares of our common stock. Each 2020 Note Hedge is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2020 Notes. Each 2020 Note Hedge is exercisable upon the conversion of the 2020 Notes and expires on the corresponding maturity dates of the 2020 Notes.
Under the terms of the 2020 Warrants, we sold to affiliates of certain of the initial purchasers of the 2020 Notes warrants to acquire, on the stated expiration date of each Warrant, up to 22.3 million shares of our common stock at an exercise price of $37.21 per share, subject to anti-dilution adjustments. Each 2020 Warrant transaction is a separate transaction, entered into by us with each option counterparty, and is not part of the terms of the 2020 Notes.

The 2020 Note Hedge and 2020 Warrants are indexed to our common stock and thus were classified as equity instruments upon issuance and recognized at fair value based on the negotiated transaction prices. Subsequent changes in fair value are not recognized as long as the instruments continue to qualify to be classified as equity.
Convertible Senior Notes Due 2022
On January 27, 2015, we issued $460.0 million in aggregate principal amount of 2.375% convertible senior notes due 2022 (the "2022 Notes") in a private placement offering. We received net proceeds, after payment of debt financing fees, of $447.9 million in the offering, before payment of the net cost of the capped call feature described below.
Interest on the 2022 Notes is payable semiannually on April 15 and October 15 of each year, beginning on October 15, 2015. The 2022 Notes mature on April 15, 2022, unless earlier converted or repurchased.
The 2022 Notes are convertible at any time until the close of business on the business day immediately preceding April 15, 2022 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending March 31, 2015, if the closing sale price of our common stock, for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs, is more than 130% of the conversion price of the 2022 Notes in effect on each applicable trading day; (2) during the five consecutive business day period following any 10 consecutive trading-day period in which the trading price for the 2022 Notes for each such trading day is less than 98% of the closing sale price of our common stock on such trading day multiplied by the applicable conversion rate on such trading day; or (3) upon the occurrence of specified corporate events. On and after January 15, 2022 and until the close of business on the second scheduled trading day immediately prior to the applicable stated maturity date, the 2022 Notes are convertible regardless of the foregoing conditions based on an initial conversion price of $25.25 per share of our common stock.
The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. The 2022 Notes are convertible only into cash, shares of our common stock or a combination thereof at our election. Holders may also require us to repurchase all or a portion of the 2022 Notes upon a fundamental change, as defined in the indenture agreement, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as our failure to make certain payments or perform or observe certain obligations thereunder, the trustee or holders of a specified amount of then-outstanding 2022 Notes will have the right to declare all amounts then outstanding due and payable. We may not redeem the 2022 Notes prior to the applicable stated maturity date.
The 2022 Notes are general unsecured obligations and rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the 2022 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively subordinated in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and to all existing and future indebtedness (including trade payables) incurred by our subsidiaries.
Capped Call Feature
In connection with the issuance of the 2022 Notes in January 2015, we paid $37.6 million to enter into privately negotiated capped call option agreements to reduce the potential dilution to holders of our common stock upon conversion of the 2022 Notes. The capped call option agreements have a cap price of $32.72 and an initial strike price of $25.25, which is equal to the initial conversion price of the 2022 Notes. The capped call options expire on April 15, 2022. The capped call option agreements are separate transactions, are not a part of the terms of the 2022 Notes, and do not affect the rights of the holders of the 2022 Notes. The capped call transactions are expected generally to reduce the potential dilution with respect to our common stock upon conversion of the 2022 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2022 Notes, as the case may be, upon any conversion of notes in the event that the market price of our common stock is greater than the strike price of the capped call transactions, with such reduction of potential dilution or offset of cash payments subject to a cap based on the cap price of the capped call transactions.
Margin Loan
On January 29, 2015, a wholly-owned subsidiary entered into a margin loan agreement (the “Margin Loan Agreement”) with the lenders party thereto (each, a “Lender”) and Deutsche Bank AG, as the administrative agent and the calculation agent thereunder, and SunEdison concurrently entered into a guaranty agreement in favor of the administrative agent for the benefit of each of the Lenders, pursuant to which SunEdison guaranteed all of the subsidiary’s obligations under the Margin Loan Agreement.  Under the Margin Loan Agreement, the subsidiary borrowed $410.0 million in term loans. The net proceeds of the term loans, less certain expenses, were made available to SunEdison to fund the acquisition of First Wind Holdings, LLC. The term loans mature on January 29, 2017. All outstanding amounts under the Margin Loan Agreement bear interest at a rate per annum equal to a three-month Eurodollar rate plus an applicable margin.
The Margin Loan Agreement requires the subsidiary to maintain a certain loan to value ratio (based on the value of the Class A common stock of TerraForm (“TerraForm Class A Common Stock”), which certain of the collateral may be exchanged for). In the event that this ratio is not maintained, the subsidiary must post additional cash collateral under the Margin Loan Agreement and/or elect to repay a portion of the term loans thereunder.  In addition, the Margin Loan Agreement requires the repayment of all or a portion of the term loans made thereunder upon the occurrence of certain events customary for financings of this nature, including other events relating to the price, liquidity or value of TerraForm Class A Common Stock, certain events or extraordinary transactions related to TerraForm and certain events related to SunEdison.
The Borrower’s obligations under the Margin Loan Agreement are secured by a first priority lien on shares of Class B common stock in TerraForm, and Class B units and incentive distribution rights in TerraForm Power, LLC (“Terra LLC”), in each case, that are owned by the subsidiary. The Margin Loan Agreement contains customary representations and warranties, covenants and events of default for financings of this nature. Upon the occurrence and during the continuance of an event of default, any lender may declare the term loans due and payable, exercise remedies with respect to the collateral and demand payment from SunEdison of the obligations under the Margin Loan Agreement then due and payable. TerraForm has agreed to certain obligations in connection with the Margin Loan Agreement relating to its equity securities.
We paid fees of $10.9 million upon entry into the Margin Loan Agreement, which were recognized as deferred financing fees.
First Wind Bridge Credit Facility
On November 17, 2014, we entered into a credit agreement with the lenders identified therein and Barclays Bank PLC, as administrative agent, arranger, lender, and letter of credit issuer (the “First Wind Bridge Credit Facility”). The First Wind Bridge Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $815.0 million. The purpose of the First Wind Bridge Credit Facility was to provide an interim line of credit for the Company to backstop expenses related to the acquisition of First Wind Holdings, LLC. The First Wind Bridge Credit Facility was terminated in conjunction with the acquisition consummation on January 29, 2015.  No amounts were drawn under the First Wind Bridge Credit Facility.  The Company incurred $7.4 million in commitment fees during the year ended December 31, 2014 which were reported in interest expense in the consolidated statement of operations.
First Wind Exchangeable Notes
On January 29, 2015, a wholly owned subsidiary of SunEdison, issued $336.5 million aggregate principal amount of 3.75% Guaranteed Exchangeable Senior Secured Notes due 2020 (the “Exchangeable Notes”) in a private placement pursuant to an indenture agreement (the “Exchangeable Notes Indenture”), among the subsidiary, SunEdison, as guarantor, and Wilmington Trust, National Association, as exchange agent, registrar, paying agent and collateral agent (the “Exchangeable Notes Trustee”). In connection with the issuance of the Exchangeable Notes, the subsidiary also entered into a pledge agreement with the Exchangeable Notes Trustee, in its capacity as collateral agent, providing for the pledge of TerraForm shares of Class B common stock and Terra LLC’s Class B units held by the subsidiary (the “Class B Securities”) as described below.
The proceeds of the Exchangeable Notes made up a portion of SunEdison’s upfront consideration for the acquisition of First Wind Holdings, LLC. The Exchangeable Notes bear interest at a rate of 3.75% per annum and mature on January 15, 2020. Interest on the Exchangeable Notes will be payable semiannually in arrears to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing on July 15, 2015.
The Exchangeable Notes will be secured by a first priority lien on the Class B Securities, equal to the number of shares of TerraForm Class A Common Stock initially issuable upon exchange of the Exchangeable Notes, including the maximum number of shares of TerraForm Class A Common Stock to be issued upon exchange in connection with a make-whole fundamental change, which Class B Securities will be transferred by SunEdison to the subsidiary upon issuance of the Exchangeable Notes. SunEdison will transfer to the subsidiary, and the subsidiary will pledge, on a first priority basis, additional shares of the Class B Securities in connection with any adjustment to the exchange rate, so that, at all times, the Class B Securities equal to the full number of shares of TerraForm Class A Common Stock issuable upon exchange of the Exchangeable Notes shall be held by the subsidiary and subject to such first priority lien. The Exchangeable Notes are fully and unconditionally guaranteed by SunEdison. The Exchangeable Notes and the guarantees are pari passu in right of payment to the SunEdison’s obligations under its outstanding convertible debt.
Holders of the Exchangeable Notes may exchange their Exchangeable Notes at their option on or after January 29, 2016 at any time prior to the close of business on the business day immediately preceding the maturity date. Upon exchange, the subsidiary will deliver shares of TerraForm Class A Common Stock, based upon the applicable exchange rate (together with a cash payment in lieu of delivering any fractional share). The initial exchange rate is 28.9140 shares of TerraForm Class A Common Stock per $1,000 principal amount of Exchangeable Notes, equivalent to an initial exchange price of approximately $34.58 per share of TerraForm Class A Common Stock. The exchange rate is subject to adjustment in some events but will not be adjusted for accrued interest.
The subsidiary may not redeem the relevant Exchangeable Note prior to the maturity date, and no “sinking fund” is provided for the Exchangeable Notes. Upon the occurrence of a “Fundamental Change” (as defined in the Exchangeable Notes Indenture), holders of the Exchangeable Notes may require the subsidiary to repurchase for cash the Exchangeable Notes at a price equal to 100% of the principal amount of the Exchangeable Notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date; provided, however, that if the repurchase date is after a regular record date and on or prior to the interest payment date to which it relates, the subsidiary will instead pay interest accrued to the interest payment date to the holder of record of the Exchangeable Note as of the close of business on the regular record date, and the Fundamental Change purchase price shall then be equal to 100% of the principal amount of the note subject to purchase and will not include any accrued and unpaid interest. In addition, following certain events that constitute “Make-Whole Fundamental Changes” (as defined in the Exchangeable Notes Indenture), the subsidiary will increase the exchange rate for holders who elect to exchange Exchangeable Notes in connection with such events in certain circumstances.
Bridge Credit Facility
On December 20, 2013, we entered into a credit agreement with the lenders identified therein and Deutsche Bank AG New York Branch, as administrative agent, lender, and letter of credit issuer (the “Bridge Credit Facility”). The Bridge Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $320.0 million and had a term ending December 15, 2014. The purpose of the Bridge Credit Facility was to backstop outstanding letters of credit issued by Bank of America, N.A. under our former revolving credit facility, which was terminated simultaneously with our entry into the Bridge Credit Facility (subject to our obligation to continue paying fees in respect of outstanding letters of credit).
The Bridge Credit Facility was terminated on February 28, 2014, in connection with entering into the Solar Energy credit facility discussed below. The termination of the Bridge Credit Facility resulted in the writeoff of $2.5 million in unamortized deferred financing fees, which is reported in interest expense in the consolidated statement of operations.
Solar Energy Credit Facility
On February 28, 2014, we entered into a credit agreement with the lenders identified therein, Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, and Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners (the “Credit Facility”). The Credit Facility provided for a senior secured letter of credit facility in an aggregate principal amount up to $265.0 million and has a term ending February 28, 2017. In the second quarter 2014, the parties added additional issuers to the Credit Facility to increase the funds available from $265.0 million to $315.0 million. Also in the second quarter 2014, all related parties executed an amendment allowing us to increase aggregate funds committed up to $800.0 million ($400.0 million prior to amendment), subject to certain conditions. In the fourth quarter 2014, the parties added additional issuers to the Credit Facility to increase the funds available from $315.0 million to $540.0 million. Also in the fourth quarter 2014, all related parties executed an amendment permitting the Company to secure additional financing in an amount up to $815.0 million for the First Wind Bridge Facility (see "First Wind Bridge Credit Facility"). In January 2015, an issuer that remains party to the facility committed $25.0 million in additional funds, increasing the aggregate funding under the Credit Facility from $540.0 million to $565.0 million, of the $800.0 million in capacity. In addition, the parties executed an amendment permitting the Company to secure additional financing in an amount up to $400 million secured by certain equity interests in TerraForm Power, Inc. (see "Margin Loan Agreement") and to issue up to $500 million in convertible senior notes due 2022 (see "2022 Notes").
The Credit Facility will be used to backstop outstanding letters of credit issued by Bank of America, N.A. under our former revolving credit facility until they expire, as well as for general corporate purposes. In addition, the amendment to the Credit Facility will permit investments in (i) a subsidiary formed for the purpose of owning subsidiaries that own and operate Alternative Fuel Energy Systems (as defined in the Credit Facility) and (ii) wind, biomass, natural gas, hydroelectric, geothermal or other clean energy generation installations or hybrid energy generation installations. We paid fees of $5.8 million upon entry into the Credit Facility, which were recognized as deferred financing fees.
Our obligations under the Credit Facility are guaranteed by certain of our domestic subsidiaries. Our obligations and the guaranty obligations of our subsidiaries are secured by first priority liens on and security interests in substantially all present and future assets of SunEdison and the subsidiary guarantors, including a pledge of the capital stock of certain of our domestic and foreign subsidiaries.

Interest under the Credit Facility accrues on the daily amount available to be drawn under outstanding letters of credit or bankers' acceptances, at an annual rate of 3.75%. Interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the Credit Facility. Drawn amounts on letters of credit are due within seven business days, and interest accrues on drawn amounts at a base rate plus 2.75%.
The Credit Facility, as amended, contains representations, covenants and events of default typical for credit arrangements of comparable size, including maintaining a consolidated leverage ratio of 3.0 to 1.0 which excludes the 2018/2021 Notes and 2020 Notes(measurement commencing with the last day of the fiscal quarter ending December 31, 2014) and a minimum liquidity amount (measurement commencing with the last day of the fiscal quarter ending June 30, 2014) of the lesser of (i) 400.0 million and (ii) the sum of (x) $300.0 million plus (y) the amount, if any, by which the aggregate commitments exceed $300.0 million at such time. The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness of SunEdison, Inc. in excess of $50.0 million, including the 2018/2021 Notes and 2020 Notes but excluding our non-recourse indebtedness.
The Credit Facility also contains mandatory prepayment and/or cash collateralization provisions applicable to specified asset sale transactions as well as our receipt of proceeds from certain insurance or condemnation events and the incurrence of additional indebtedness.
As of December 31, 2014, we had $518.9 million of outstanding third party letters of credit backed by the Credit Facility, which reduced the available capacity. Therefore, letters of credit could be issued under the Credit Facility in the amount of$21.1 million as of December 31, 2014.
Emerging Markets Yieldco Acquisition Facility
On December 22, 2014, our subsidiary SunEdison Emerging Markets Yield, Inc. (“EM Yieldco") entered into a credit and guaranty agreement with various lenders and J.P. Morgan, as administrative agent, collateral agent, documentation agent, sole lead arranger, sole lead bookrunner, and syndication agent (the “EM Yieldco Acquisition Facility”). The EM Yieldco Acquisition Facility provides for a term loan credit facility in the amount of $150.0 million which will be used for the acquisition of certain renewable energy generation assets. The EM Yieldco Acquisition Facility will mature on the earlier of December 22, 2016 and the date on which all loans under the Acquisition Facility become due and payable in full, whether by acceleration or otherwise. The principal amount of loans under the EM Yieldco Acquisition Facility is payable in consecutive semiannual installments on June 22, 2015 and December 22, 2015, in each case, in an amount equal to 0.5% of the original principal balance of the loans funded prior to such payment, with the remaining balance payable on the maturity date. Loans under the EM Yieldco Acquisition Facility are non-recourse debt to entities outside of the legal entities that subscribe to the debt.
Loans and each guarantee under the EM Yieldco Acquisition Facility are secured by first priority security interests in all of EM Yieldco's assets and the assets of its domestic subsidiaries. Interest is based on EM Yieldco's election of either a base rate plus the sum of 6.5% and a spread (as defined) or a reserve adjusted eurodollar rate plus the sum of 7.5% and the spread. The reserve adjusted eurodollar rate will be subject to a floor of 1.0% and the base rate will be subject to a floor of 2.0%. The spread will initially be 0.50% per annum, commencing on the five-month anniversary of the closing date, and will increase by an additional 0.25% per annum every ninety days thereafter. As of December 31, 2014, the interest rate under the EM Yieldco Acquisition Facility was 8.5%. The EM Yieldco Acquisition Facility contains customary representations, warranties, and affirmative and negative covenants, including a minimum debt service coverage ratio applicable to EM Yieldco (1.15:1.00 starting March 31, 2015) that will be tested quarterly. The EM Yieldco Acquisition Facility loans may be prepaid in whole or in part without premium or penalty, and outstanding EM Yieldco Acquisition Facility loans must be prepaid in certain specified circumstances.
At December 31, 2014, EM Yieldco had borrowed $150.0 million under the EM Yieldco Acquisition Facility and paid debt issuance fees of $6.8 million, which were recognized as deferred financing fees.
OCBC (Wind Turbine Purchase) Facility
On December 19, 2014, a subsidiary entered into a credit and guaranty agreement with the Oversea-Chinese Banking Corporation Limited ("OCBC") as sole lead arranger and lender (the “OCBC Facility"). The OCBC Facility provides for a draft loan credit facility in an amount up to $120.0 million. On December 30, 2014, we borrowed $119.1 million under the OCBC Facility to fund a portion of the purchase price for certain production tax qualified turbines. The borrowings under the OCBC Facility will mature 6 months from the funding date unless payment is otherwise accelerated, subject to certain conditions. The principal and interest amount outstanding under the OCBC Facility is payable in full at maturity. Interest is calculated at an amount equal to LIBOR plus an applicable margin of 1.25%. As of December 31, 2014, interest was calculated at approximately 1.6%. In conjunction with the borrowing, an immaterial amount of debt issuance cost was recognized.

SMP Ltd. Credit Facilities
As a result of the acquisition of an additional interest in, and resulting consolidation of, SMP Ltd. discussed in Note 3, our consolidated long-term debt now includes SMP Ltd.'s long-term debt, which consists of four non-recourse term loan facilities and a working capital revolving credit facility. The term loan facilities provide for a maximum credit amount of 475 billion South Korean won in aggregate, which translates to $432.1 million as of December 31, 2014. The credit facilities hold maturity dates ranging from March 2019 to May 2019. Principal and interest on the term loan facilities are paid quarterly, with annual fixed interest rates ranging from 4.34% to 4.71%. As of December 31, 2014, a total of $353.3 million was outstanding under the term loan facilities. The working capital revolving facility provides for borrowings of up to 3 billion South Korean won, which translates to approximately $2.7 million as of December 31, 2014. The working capital facility matures in March 2015. Interest under the working capital facility is paid quarterly and accrues at a variable rate based on the three-month South Korean bank deposit rate plus 1.87%. The interest rate as of December 31, 2014 was 4.03%. As of December 31, 2014, a total of $1.6 million was outstanding under the working capital revolving facility.
Solar Energy Systems Debt, Including Financing and Capital Leaseback Obligations
Our solar energy systems for which we have short-term and long-term debt, capital leaseback and finance obligations are included in separate legal entities. Of this total debt outstanding, $3,288.1 million relates to project specific non-recourse financing that is backed by solar energy system operating assets. This debt has recourse to those separate legal entities but no recourse to us under the terms of the applicable agreements. These finance obligations are fully collateralized by the related solar energy system assets and may also include limited guarantees by us related to operations, maintenance and certain indemnities.
Project Construction Facilities
On March 26, 2014, we entered into a financing agreement with certain lenders; Wilmington Trust, National Association, as administrative agent; Deutsche Bank Trust Company Americas, as collateral agent and loan paying agent; and Deutsche Bank Securities Inc., as lead arranger, bookrunner, structuring bank and documentation agent (the “Construction Facility”). The Construction Facility originally provided for a senior secured revolving credit facility in an amount up to $150.0 million and has a term ending March 26, 2017. During the third quarter of 2014, the parties agreed to increase the amount available under the Construction Facility to $285.0 million. The Construction Facility will be used to support the development and acquisition of new projects in the United States and Canada. Subject to certain conditions, we may request that the aggregate commitments be increased to an amount not to exceed $300.0 million. We paid fees of $7.5 million upon entry into the Construction Facility, which were recognized as deferred financing fees.
Loans under the Construction Facility are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and are secured by a pledge of collateral of the project company, including the project contracts and equipment. Interest on loans under the Construction Facility is based on our election of either LIBOR plus an applicable margin of 3.5%, or a defined prime rate plus an applicable margin of 2.5%. As of December 31, 2014, the interest rate under the Construction Facility was 5.75%.
The Construction Facility contains customary representations, warranties, and affirmative and negative covenants, including a material adverse effects clause whereby a breach may disallow a future draw but not acceleration of payment and a cross default clause whose remedy, among other rights, includes the right to restrict future loans as well as the right to accelerate principal and interest payments. Covenants primarily relate to the collateral amounts and transfer of right restrictions.
At December 31, 2014, we had borrowed $15.4 million under the Construction Facility, which is classified under system pre-construction, construction and term debt. In the event additional construction financing is needed, we have the ability to draw upon the available capacity of our Credit Facility (discussed above). In the event additional construction financing is needed beyond the amounts available under the Credit Facility and we are unable to obtain alternative financing, or if we have inadequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans, financial position and results of operations.
System Pre-Construction, Construction and Term Debt
We typically finance our solar energy projects through project entity specific debt secured by the project entity's assets (mainly the solar energy system) with no recourse to us. Typically, financing arrangements provide for a construction loan, which upon completion will be converted into a term loan, and generally do not restrict the future sale of the project entity to a third party buyer. As of December 31, 2014, we had system pre-construction, construction and term debt outstanding of $1,767.2 million, which is comprised of a combination of fixed and variable rate debt. The variable rate debt has interest rates tied to the London Interbank Offered Rate, the Euro Interbank Offer Rate, the Canadian Dollar Offered Rate, the Johannesburg Interbank

Acceptance Rate, and the Prime Rate. The variable interest rates have primarily been hedged by our outstanding interest rate swaps as discussed in Note 10. The interest rates on these obligations range from 1.6% to 14.0% and have maturities that range from 2015 to 2031. The weighted average interest rate on the same construction and term debt was 3.83% as of December 31, 2014.
As of December 31, 2014, $584.9 million in non-recourse project debt was assumed in the acquisition of SRP as discussed in Note 3. The weighted average interest rate on this debt was 3.26% as of December 31, 2014. In the third quarter of 2014, legislation changes in Italy introduced modifications to the feed in tariff programs that were previously guaranteed by the Italian government. These modifications resulted in an event of default for four of SRP's Italian credit facilities. We are in the process of obtaining a waiver from the lender as of year end. As a result, $353.6 million of the $584.9 million outstanding is reported in current liabilities as of December 31, 2014.
During the second quarter of 2012, we violated covenants on two non-recourse solar energy system loans as a result of devaluation in the Indian Rupee. The solar energy systems for these two project companies collateralize the loans and there is no recourse outside of these project companies for payment. On September 28, 2012, we obtained a waiver from the lender for the covenant violations, which had a grace period which expired on November 20, 2013. On July 4, 2014, we amended our loan agreements which included revisions to the financial covenants applicable to future periods and obtained a waiver for all prior covenant violations. As of December 31, 2014, we were again in violation of covenants for these two loans, and we intend to seek a waiver from the lender. The amount outstanding of $21.6 million under both loans was classified as current as of December 31, 2014.
Capital Leaseback Obligations
We are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. As of December 31, 2014, we had $81.4 million of capital lease obligations outstanding. Generally, this classification occurs when the term of the lease is greater than 75.0% of the estimated economic life of the solar energy system and the transaction is not subject to real estate accounting. The terms of the leases are typically 25 years with certain leases providing terms as low as 10 years and providing for early buyout options. The specified rental payments are based on projected cash flows that the solar energy system will generate. We have not entered into any arrangements that have resulted in accounting for the sale-leaseback as a capital lease since November 2009.
Financing Leaseback Obligations
For certain transactions we account for the proceeds of sale-leasebacks as financings, which are typically secured by the solar energy system asset and its future cash flows from energy sales, but without recourse to us under the terms of the arrangement. The structure of the repayment terms under the lease results in negative amortization throughout the financing period, and we therefore recognize the lease payments as interest expense. The balance outstanding for sale-leaseback transactions accounted for as financings as of December 31, 2014 is $1,403.7 million, which includes the below mentioned transactions. The maturities range from 2021 to 2039 and are collateralized by the related solar energy system assets with a carrying amount of $1,299.0 million.
On March 31, 2011, one of our project subsidiaries executed a master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by us. The total capacity under this agreement is $124.4 million, of which $123.6 million is outstanding and $0.8 million is available as of December 31, 2014. The specified rental payments under the master lease agreement are based on projected cash flows that the solar energy systems generate.
On September 24, 2012, one of our project subsidiaries executed a master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by us. The total capacity under this agreement was $101.4 million, of which $94.7 million is outstanding and $6.7 million was available as of December 31, 2014. The specified rental payments under the master lease agreement are based on projected cash flows that the solar energy systems generate.
Other System Financing Transactions
Other system financing transactions represent the cash proceeds that we received in connection with an executed solar energy system sales contract that has not met the sales recognition requirements under real estate accounting and has been accounted for as a financing. Included in other system financing is $16.2 million of proceeds collected under three separate solar energy system sales agreements with the buyer that provides the buyer with a put option that could become an obligation in the event that we are unable to fulfill certain performance warranties set to expire during 2015. The remaining portion of other system financings of $50.8 million relates to cash proceeds received in connection with separate solar energy system sales contracts for which we have substantial continuing involvement. There are no principal or interest payments associated with these transactions. Of the $50.8 million, $36.5 million relates to two projects sold in Italy which did not meet the requirements to record revenue due to an indemnification that expires in 2016. The remaining amount relates to thirteen projects sold in the U.S., Korea, and Canada.
Capitalized Interest
During the year ended December 31, 2014 and 2013, we capitalized $42.0 million and $22.3 million of interest, respectively.
TerraForm Power Debt
Acquisition Facility
On March 28, 2014, TerraForm entered into a credit and guaranty agreement with various lenders and Goldman Sachs Bank USA, as administrative agent, collateral agent, documentation agent, sole lead arranger, sole lead bookrunner, and syndication agent (the “TerraForm Acquisition Facility”). The TerraForm Acquisition Facility provided for a term loan credit facility in an amount up to $400.0 million and had a term ending on the earlier of August 28, 2015 and the date on which all loans under the TerraForm Acquisition Facility become due and payable in full, whether by acceleration or otherwise. The TerraForm Acquisition Facility was used in the purchase of certain renewable energy generation assets.
The TerraForm Acquisition Facility was terminated on July 23, 2014, in connection with the closing of the TerraForm IPO (see Note 23). Upon termination of the TerraForm Acquisition Facility, no write-off of unamortized deferred financing fees was required as the amount was fully amortized.
TerraForm Credit Facilities
On July 23, 2014, in connection with the closing of the TerraForm IPO, TerraForm Operating, LLC ("Terra Operating LLC") and TerraForm Power, LLC ("Terra LLC"), both wholly owned subsidiaries of TerraForm, entered into a revolving credit facility (the "TerraForm Revolver") and a term loan facility (the "TerraForm Term Loan" and together with the TerraForm Revolver, the “TerraForm Credit Facilities”). The TerraForm Revolver provides for up to $140.0 million in senior secured revolving credit and the TerraForm Term Loan provides for $300.0 million in senior secured term loan financing.
The TerraForm Term Loan will mature on the five-year anniversary and the TerraForm Revolver will mature on the three-year anniversary of the funding date of the TerraForm Term Loan. All outstanding amounts under the TerraForm Credit Facilities bear interest at a rate per annum equal to, the lesser of either (a) a base rate plus 1.5% or (b) a reserve adjusted eurodollar rate plus 3.75%. For the TerraForm Term Loan, the base rate will be subject to a “floor” of 2.00% and the reserve adjusted eurodollar rate will be subject to a “floor” of 1.00%.
On December 18, 2014, parties to the TerraForm Credit Facilities increased the TerraForm Term Loan by $275.0 million to a total of $575.0 million and the TerraForm Revolver by $75.0 million to a total of $215.0 million to increase liquidity and to fund several acquisitions. As of December 31, 2014, $573.5 million was outstanding under the TerraForm Term Loan and no amount was drawn on the TerraForm Revolver.
On January 28, 2015, the Company repaid the TerraForm Term Loan in full and replaced the existing TerraForm Revolver with a new $550.0 million revolving credit facility (the "New TerraForm Revolver"). The New TerraForm Revolver is available for revolving loans and letters of credit and permits Terra Operating, LLC to increase commitments to up to $725.0 million in the aggregate, subject to customary closing conditions. The New TerraForm Revolver matures on January 27, 2020.
The TerraForm Credit Facilities provide for voluntary prepayments, in whole or in part, subject to notice periods and payment of repayment premiums. The TerraForm Credit Facilities require TerraForm to prepay outstanding borrowings in certain circumstances, subject to certain exceptions. The TerraForm Credit Facilities contain customary and appropriate representations and warranties and affirmative and negative covenants (subject to exceptions) by TerraForm and its subsidiaries.
The TerraForm Credit Facilities, each guarantee and any interest rate and currency hedging obligations of TerraForm or any guarantor owed to the administrative agent, any arranger or any lender under the TerraForm Credit Facilities are secured by first priority security interests in (i) all of TerraForm Operating LLC's assets and each guarantor’s assets, (ii) 100% of the capital stock of each of TerraForm’s domestic restricted subsidiaries and 65% of the capital stock of TerraForm's foreign restricted subsidiaries and (iii) all intercompany debt, collectively, the “Credit Facilities Collateral.”
Senior Notes due 2023

On January 23, 2015, Terra Operating, LLC issued $800.0 million of 5.875% senior notes due 2023 in a private placement offering.  Terra Operating, LLC used the net proceeds from the offering to fund a portion of the purchase price of the acquisition of certain power generation assets from First Wind, to repay existing indebtedness that was used to purchase or develop other renewable energy products, and to pay fees, expenses and other costs related thereto. The Company will be required to make an offer to repurchase the notes upon a change in control or with specified excess proceeds following material sales.
Other TerraForm System Financing Obligations
Other TerraForm Power system financing obligations primarily consist of $402.4 million of long-term debt assumed as a result of the acquisition of Mt. Signal. The senior secured notes bear interest at 6% and mature in 2038. Interest on the notes is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2013. A letter of credit facility was also extended to the project company to satisfy certain security obligations under the PPA, other project agreements and the notes. The facility will terminate on the earlier of July 2, 2019 and the fifth anniversary of the Mt. Signal project’s completion date.
In addition, as of December 31, 2014, $211.4 million of fixed rate non-recourse debt financing arrangements used to finance the construction of a solar power plant in Chile are included in the balance of other system financing obligations. These agreements were executed in the third quarter of 2013. The weighted average interest rate on these obligations as of December 31, 2014 was 7.10%.
Semiconductor Materials Debt
SSL Credit Facility
On May 27, 2014, SSL and its direct subsidiary (the “Borrower”) entered into a credit agreement with Goldman Sachs Bank USA, as administrative agent, sole lead arranger and sole syndication agent and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the “SSL Credit Facility”). The SSL Credit Facility provides for (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the “SSL Term Facility”) and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the “SSL Revolving Facility”).
Under the SSL Revolving Facility, the Borrower may obtain (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The SSL Term Facility has a five year term, ending May 27, 2019, and the SSL Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the SSL Term Facility was drawn on May 27, 2014 and remains outstanding. As of December 31, 2014, no amounts were drawn under the SSL Revolving Facility, but $3.2 million of third party letters of credit were outstanding which reduced the available capacity. The principal amounts of the SSL Term Facility will be repaid in consecutive quarterly installments of $0.5 million with the remainder repaid at final maturity.
The Term Facility was issued at a discount of 1.00%, or $2.1 million, which will be amortized as an increase in interest expense over the term of the Term Facility. SSL incurred approximately $10.0 million of financing fees related to the Credit Facility that have been capitalized and will be amortized over the term of the respective Term Facility and Revolving Facility.
The Borrower’s obligations under the SSL Credit Facility are guaranteed by SSL and certain of its direct and indirect subsidiaries. The Borrower’s obligations and the guaranty obligations of SSL and its subsidiaries are secured by first priority liens on and security interests in certain present and future assets of SSL, the Borrower and the subsidiary guarantors, including pledges of the capital stock of certain of SSL's subsidiaries.
Borrowings under the SSL Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest will be paid quarterly in arrears, and at the maturity date of each facility, for loans bearing interest with reference to the base rate. Interest will be paid on the last day of selected interest periods (which will be one, three and six months), and at the maturity date of each facility, for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum will be payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances.
The SSL Credit Facility contains customary representations, covenants and events of default typical for credit arrangements of comparable size, including that SSL maintain a leverage ratio of not greater than (i) 3.5 to 1.0 for the fiscal quarters ending September 30, 2014 and December 31, 2014, (ii) 3.0 to 1.0 for the fiscal quarters ending March 31, 2015 and June 30, 2015, and (iii) 2.5 to 1.0 for the fiscal quarters ending on and after September 30, 2015. The SSL Credit Facility also contains a customary material adverse effects clause and a cross-default clauses. The cross-default clause is applicable to defaults on other SSL indebtedness in excess of $30.0 million. As of December 31, 2014, SSL was in compliance with all covenants of the Credit Facility.
As of December 31, 2014, there was no amount outstanding under the SSL Revolving Facility, but $3.2 million of third party letters of credit were outstanding which reduced the available borrowing capacity. As of December 31, 2014, $207.1 million was outstanding under the SSL Term Facility.
Long-term Notes
Long-term notes, including current portion, totaling $10.4 million as of December 31, 2013 were owed to a bank by SSL's Japanese subsidiary. The notes were guaranteed by us, and further secured by the property, plant and equipment of SSL's Japanese subsidiary. The original maturity dates of these loans ranged from 2014 to 2017. These long-term notes were paid in full in May 2014 using net proceeds from the SSL initial public offering and the related private placement transactions discussed in Note 22, along with the proceeds of the SSL Term Loan.
Other Semiconductor Financing Arrangements
We have short-term committed financing arrangements of $30.1 million at December 31, 2014, of which there was no short-term borrowings outstanding as of December 31, 2014. Of this amount, $17.9 million is unavailable because it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.
Maturities
Financing Leaseback Obligations
The aggregate amounts of minimum lease payments on our financing leaseback obligations are $1,403.7 million. Payments from 2015 through 2019 are as follows:

In millions	2015	2016	2017	2018	2019
Minimum lease payments	$13.8	$13.8	$13.6	$12.9	$13.1
Capital Leaseback Obligations
The aggregate amounts of payments on capital leasebacks at year end are as follows:

In millions	As of December 31, 2014
2015	$5.4
2016	5.7
2017	5.8
2018	5.4
2019	4.9
Thereafter	80.0
Total minimum capital leaseback payments	107.2
Less amounts representing interest	(25.8)
Total capital leaseback principal payments	81.4
Less current portion of obligations under capital leasebacks	(3.0)
Noncurrent portion of obligations under capital leasebacks	$78.4
Other Debt
The aggregate amounts of payments on short-term and long-term debt, excluding capital and financing leaseback obligations, after December 31, 2014 are as follows:

In millions	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of debt	$1,063.8	$488.0	$162.8	$639.4	$925.9	$2,434.3	$5,714.2
10. DERIVATIVES AND HEDGING INSTRUMENTS

SunEdison's hedging activities consist of:

In millions		Notional Value as of December 31,	Assets (Liabilities or Equity) Fair Value as of December 31,
Type of Instrument	Balance Sheet Classification	2014	2014	2013
Derivatives designated as hedging:
Interest rate swaps	Prepaid and other current assets	$25.1	$1.8	$1.6
	Accumulated other comprehensive income		(1.8)	(1.6)
Interest rate swaps	Accrued liabilities	515.6	(7.9)	(2.4)
	Accumulated other comprehensive loss		7.0	1.6
Cross currency swaps	Prepaid and other current assets	185.8	21.1	—
	Accumulated other comprehensive income		(21.1)	—
Cross currency swaps	Accrued liabilities	—	—	(2.4)
	Accumulated other comprehensive loss		—	2.4
Derivatives not designated as hedging:
Note hedges	Note hedge derivative asset	$1,200.0	$—	$514.8
Conversion options	Conversion option derivative liability	1,200.0	—	(506.5)
Warrants	Warrant derivative liability	1,200.0	—	(270.5)
Currency forward contracts	Prepaid and other current assets	358.9	1.9	0.7
Currency forward contracts	Accrued liabilities	358.9	(4.5)	(11.5)
Interest rate swaps	Prepaid and other current assets	—	—	1.0
Interest rate swaps	Accrued liabilities	571.4	(61.1)	(0.2)

		Losses (Gains) for the Year Ended December 31,
In millions	Statement of Operations Classification	2014	2013	2012
Derivatives not designated as hedging:
Currency forward contracts	Other, net	$13.7	$8.0	$9.0
Interest rate swaps	Interest expense	15.8	0.2	—
Note hedges	Gain on convertible note derivative	(365.3)	—	—
Conversion options	Loss on convertible note derivative	381.9	—	—
Warrants	Loss on convertible note derivative	482.8	—	—
To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing our net exposure. A substantial portion of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen, the Canadian Dollar, the South African Rand, Korean Won and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2014 and 2013, these currency forward contracts had net notional amounts of $358.9 million and $401.0 million, respectively, and are accounted for as economic hedges. There were no outstanding currency forward contracts designated as cash flow hedges as of December 31, 2014 and 2013.
During the second quarter of 2013, we entered into a cross currency swap with a notional amount of $185.8 million accounted for as a cash flow hedge. The amounts recorded to the consolidated balance sheet, as provided in the table above, represent the fair value of the net amount that would settle on the balance sheet date if the swap was transferred to other third parties or canceled by us. The effective portion of this cash flow hedge instrument during the year ended December 31, 2014 was recorded to accumulated other comprehensive loss (income) on the consolidated balance sheet. No ineffectiveness was recognized during the year ended December 31, 2014, 2013 and 2012, respectively.
As of December 31, 2014, we are party to certain interest rate swap instruments that are accounted for using hedge accounting. These instruments are used to hedge floating rate debt and are accounted for as cash flow hedges. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate. The amount recorded in the consolidated balance sheet represents the estimated fair value of the net amount that we would settle on December 31, 2014 if the agreements were transferred to other third parties or cancelled by us. The effective portion of these cash flow hedges net to losses of $5.2 million for the year ended December 31, 2014, and net to a zero value for the year ended December 31, 2013. Entries were recorded to accumulated other comprehensive loss (income). There was no material ineffectiveness recorded for the year ended December 31, 2014, 2013, or 2012, respectively. There were no outstanding currency forward contracts designated as cash flow hedges as of December 31, 2014, and 2013, respectively.
As of December 31, 2014, we are party to certain interest rate swap instruments that are accounted for as economic hedges. These instruments are used to hedge floating rate debt and are not accounted for as cash flow hedges. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate. The amount recorded in the consolidated balance sheet represents the estimated fair value of the net amount that we would settle on December 31, 2014, if the agreements were transferred to other third parties or cancelled by us. Fluctuations in balance sheet amounts, when compared to the amount outstanding as of December 31, 2013, are primarily attributed to acquisitions executed as of, and during, the year ended December 31, 2014. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to non-operating expense (income) within the consolidated statement of operations. The fair value of these hedges was a net liability of $61.1 million as of December 31, 2014, and a net asset of $0.8 million as of December 31, 2013, respectively.
In connection with the senior convertible notes issued in December 2013 and June 2014 as discussed in Note 9, we entered into privately negotiated convertible note hedge transactions and warrant transactions. Assuming full performance by the counterparties, these instruments are meant to effectively reduce our potential payout over the principal amount on the senior convertible notes upon conversion. Refer to Note 9 for additional information.
11. FAIR VALUE MEASUREMENTS
The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying consolidated balance sheets:

	As of December 31, 2014				As of December 31, 2013
Assets (liabilities) in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest rate swap assets	$—	$1.8	$—	$1.8	$—	$2.6	$—	$2.6
Interest rate swap liabilities	—	(69.0)	—	(69.0)	—	(2.6)	—	(2.6)
Currency forward contracts asset	1.9	—	—	1.9	0.7	—	—	0.7
Currency forward contracts liability	(4.5)	—	—	(4.5)	(11.5)	—	—	(11.5)
Cross currency swaps	—	21.1	—	21.1	—	(2.4)	—	(2.4)
Note hedge derivatives	—	—	—	—	—	514.8	—	514.8
Conversion option derivative	—	—	—	—	—	(506.5)	—	(506.5)
Warrant derivative	—	—	—	—	—	(270.5)	—	(270.5)
Contingent consideration related to acquisitions	—	—	(42.7)	(42.7)	—	—	(35.2)	(35.2)
Total	$(2.6)	$(46.1)	$(42.7)	$(91.4)	$(10.8)	$(264.6)	$(35.2)	$(310.6)
Our interest rate swaps are considered over the counter derivatives, and fair value is calculated using a present value model with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs, such as yield and credit curves are used within the present value models in order to determine fair value. Refer to Note 9 for fair value disclosures on the note hedge derivative, warrant derivative and conversion option derivative referenced above.
The fair value of our currency forward contracts is measured by the amount that would have been paid to liquidate and repurchase all open contracts and was a net liability of $2.6 million and $10.8 million as of December 31, 2014 and 2013, respectively. See Note 10 for additional discussion.
See Note 16 for disclosures related to contingent consideration related to acquisitions.
There were no transfers between Level 1 and Level 2 financial instruments during the year ended December 31, 2014 and 2013, respectively.

The following table presents the carrying amount and estimated fair value of our outstanding short-term debt, long-term debt and capital lease obligations as of December 31, 2014 and 2013, respectively:

	As of December 31, 2014		As of December 31, 2013
In millions	Carrying Amount	Estimated Fair Value (1)	Carrying Amount	Estimated Fair Value (1)
Total debt and capital lease obligations	$7,199.4	$7,001.2	$3,576.2	$2,681.2
__________________________

(1)
Fair value of our debt, excluding our 2018, 2020, and 2021 Notes, is calculated using a discounted cash flow model with consideration for our non-performance risk (Level 3 assumptions). The estimated fair value of our 2018, 2020, and 2021 Notes, were based on a broker quotation (Level 1). The estimated fair value of our solar energy system debt related to sale-leasebacks is significantly lower than the carrying value of such debt because the fair value estimate is based on the fair value of our fixed lease payments over the term of the leases (Level 3 assumptions). Under real estate accounting, this debt is recorded as a financing obligation, and substantially all of our lease payments are recorded as interest expense with little to no reduction in our debt balance over the term of the lease. As a result, our outstanding sale-leaseback debt obligations will generally result in a one-time gain recognition at the end of the leases for the full amount of the debt. The timing difference between expense and gain recognition will result in increased expense during the term of the leases with a gain recognized at the end of the lease.

12. REVENUE AND PROFIT DEFERRALS

	As of December 31,
	2014	2013
In millions
Deferred revenue and profit for solar energy systems:
Short-term profit deferrals and deposits on solar energy system sales	$92.3	$154.7
Long-term profit deferrals and deposits on solar energy system sales	180.0	66.3
Long-term deferred subsidy revenue	21.7	21.1
Total solar energy system deferred revenue	$294.0	$242.1
Non-solar energy system deferred revenue:
Long-term deferred revenue	$2.4	$2.6
Total deferred revenue	$296.4	$244.7
During the year ended December 31, 2014, we recognized revenue of $59.3 million related to profit deferred as of the prior year end for guarantees that expired related to the sale of solar energy systems. During the year ended December 31, 2013, we recognized revenue of $32.3 million related to profit deferred as of the prior year end for guarantees that expired related to the sale of solar energy systems.
In September 2013, we terminated a long-term solar wafer supply agreement with Gintech Energy Corporation (“Gintech”). As part of the settlement, Gintech agreed that we would retain $21.9 million of a non-refundable deposit previously received without recourse and as a result, we recognized $22.9 million of revenue in 2013 representing the total amount of the unamortized non-refundable deposit and the total amount of the unamortized difference between fair value and the amounts previously paid for Gintech stock under a separate agreement. Pursuant to the termination agreement, the remaining $35.1 million refundable deposit received is being repaid to Gintech over time with payments beginning December 31, 2013 and continuing each quarter through June 30, 2016.
In March 2013, we amended a long-term solar wafer supply agreement with Tainergy Tech Co., LTD ("Tainergy"). As part of the settlement, Tainergy agreed that we would retain $25.0 million of the refundable capacity reservation deposit previously received without recourse and as a result, we recognized $25.0 million as revenue in 2013. This transaction was reflected as cash provided by operating activities and cash used in financing activities in the 2013 consolidated statement of cash flows. In addition to the settlement of purchase shortfalls for the first four contract years, we agreed to significantly reduce required minimum purchase volumes in the remaining six contract years, as well as to modify the pricing terms to be based on market rates similar to our other long-term solar wafer supply agreements. The remaining deposit is being refunded ratably as purchases are made over the remaining six contract years.
In September 2012, we agreed to terminate a long-term solar wafer supply agreement with Conergy AG. As part of the termination agreement with Conergy, we returned $21.3 million of deposits previously received and collected $26.7 million.

We recognized $37.1 million as revenue at September 30, 2012 due to the fact we were relieved of our future performance obligations under the agreement.
13. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES
Long-Lived Asset Impairment Charges
During the year ended December 31, 2014, our Solar Energy segment recognized long-lived asset impairment charges of $75.2 million. Charges resulted from the impairment of certain multicrystalline solar wafer manufacturing equipment due to market indications that fair value was less than carrying value, the impairment of certain solar module manufacturing equipment following the termination of a long-term lease arrangement with one of our suppliers and the impairment of power plant development arrangement intangible assets and construction in progress related to certain solar projects.
In 2013, management concluded the start-up analysis of our Semiconductor Materials segment's Merano, Italy polysilicon facility and determined that, based on recent developments and current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility obtained from Evonik. As a result, in 2013, we recorded approximately $37.0 million of impairment charges to write down these assets to estimated salvage value.
In 2014, we received offers of interest to purchase these facilities. These offers indicated to us that the carrying value of the assets exceeded the estimated fair value. As a result of an impairment analysis, we recognized $57.3 million of impairment charges to write down these assets to their estimated fair value. In December 2014, we closed the sale of the Merano, Italy facilities. The facilities were sold to a third party for $12.2 million. No cash payment was made at the date of closing and the purchase consideration will be paid to us over ten years. In connection with the sales transaction, we provided the buyer with loans totaling $9.1 million which will be repaid over ten years. We accounted for this transaction in accordance with the deposit method of real estate accounting and recognized a $4.7 million loss on sale of property, plant and equipment for the year ended December 31, 2014.
Our Semiconductor Materials segment also recorded long-lived asset impairment charges of $2.1 million for the year ended December 31, 2014 related to the consolidation of the semiconductor crystal operations.
We recorded asset impairment charges of $19.6 million for the year ended December 31, 2012, primarily related to solar wafer assets.
The charges above are recognized as long-lived asset impairment charges in our condensed consolidated statement of operations. Impairment charges were measured based on the amount by which the carrying value of these assets exceeded their estimated fair value after consideration of their future cash flows using management's assumptions (Level 3).
Restructuring Charges (Reversals)
2014 Consolidation of Semiconductor Crystal Operations
Our Semiconductor Materials segment announced a plan to consolidate our crystal operations during the first quarter of 2014. The consolidation will include transitioning small diameter crystal activities from our St. Peters, Missouri facility to other crystal facilities in Korea, Taiwan and Italy. The consolidation of crystal activities will affect approximately 120 employees in St. Peters and is currently being implemented. It is expected to be completed by the second half of 2015. Restructuring charges of $3.9 million were recorded for the year ended December 31, 2014 and are included within restructuring reversals on the consolidated statement of operations.
On December 18, 2014, our Semiconductor Materials segment initiated the termination of certain employees as part of a workforce restructuring plan. The plan is designed to realign the workforce, improve profitability, and to support new growth market opportunities. The plan is expected to result in a total reduction of approximately 120 positions, with a majority of the affected employees outside of the United States. It is expected to be completed by the end of the first half of 2015. We recorded restructuring charges of $2.5 million for the year ended December 31, 2014 in connection with this workforce restructuring.
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

•	Reducing total workforce by approximately 1,400 persons worldwide, representing approximately 20% of our employees;

•	Shuttering our Merano, Italy polysilicon facility as of December 31, 2011;

•	Reducing production capacity at our Portland, Oregon crystal facility and slowing the ramp of the Kuching, Malaysia wafering facility; and

•	Consolidating our solar wafering and solar energy system operations into a single Solar Energy business unit, effective January 1, 2012.
Details of the 2012 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2012
In millions	Accrued January 1, 2012	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued December 31, 2012	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$60.2	$—	$(27.8)	$(0.7)	$31.7	$63.2	$63.2
Contract termination	260.0	(93.4)	(34.3)	2.2	134.5	164.6	164.6
Other	51.1	(2.1)	(11.9)	1.2	38.3	49.7	49.7
Total	$371.3	$(95.5)	$(74.0)	$2.7	$204.5	$277.5	$277.5
We executed two settlement agreements on September 4, 2012, with Evonik Industries AG and Evonik Degussa Spa ("Evonik"), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on the site of our existing Merano, Italy polysilicon facility for our benefit. Pursuant to the settlement reached, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million Euro, of which 25.0 million Euro was paid in 2012 and 45.0 million Euro was paid in 2013. A favorable adjustment to our 2011 Global Plan liabilities was made in the third quarter of 2012 as a result of this restructuring-related settlement, resulting in $69.2 million of income within restructuring charges (reversals) on the combined statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to the chlorosilanes plant, which resulted in a $31.7 million gain on the combined statement of operations in the fourth quarter of 2012. The fair value of the chlorosilanes plant was calculated based on a discounted cash flow model using management's assumptions (Level 3).
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
In August 2013, we entered into a settlement agreement with ReneSola Singapore PTE. LTD (“ReneSola”) relating to the termination of the long-term polysilicon and long-term wafer supply agreement entered on June 9, 2010. This settlement agreement relieved each party of its remaining obligations. In relation to the supply agreement, we made a refundable deposit so that, in the event of a purchase shortfall during the term of the supply agreement, ReneSola could, pursuant to the terms of the supply agreement, apply any remaining deposits toward purchase shortfalls. Prior to the settlement agreement, there was approximately $34.8 million remaining in the refundable deposit. Since ReneSola was entitled to draw down on and retain the remainder of the refundable deposit upon execution of the settlement agreement, we reversed the remaining refundable deposit asset and corresponding customer deposit liability. There was no impact to the consolidated statements of operations as a result of this settlement agreement.
The $11.5 million credit recognized pertaining to the 2011 Global Plan for the year ended December 31, 2013 is primarily the result of a reversal of liabilities related to the costs associated with the Merano, Italy polysilicon and other semiconductor facilities due to settlements of certain contractual obligations and changes in estimates.
Details of the 2014 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

							As of December 31, 2014
In millions	Accrued January 1, 2014	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Non-Cash Settlements	Currency	Accrued December 31, 2014	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$21.3	$(14.3)	$(3.6)	$(0.9)	$(1.8)	$0.7	$38.0	$38.0
Contract termination	40.2	—	(10.5)	—	—	29.7	165.1	165.1
Other	24.3	(0.3)	(12.7)	2.0	(1.8)	11.5	48.3	48.3
Total	$85.8	$(14.6)	$(26.8)	$1.1	$(3.6)	$41.9	$251.4	$251.4
During the year ended December 31, 2014 our Semiconductor Materials segment recorded $12.0 million of severance reversals related to the sale of the Merano, Italy polysilicon facility because the buyer has assumed legal responsibility for those employees' severance liabilities. The severance reversals are included within restructuring reversals on the consolidated statement of operations. This severance reversal is a non-cash settlement and the statement of cash flows is adjusted for this non-cash transaction. Other revisions to our estimated restructuring liabilities included $2.6 million of net reversals which were recorded during the year ended December 31, 2014 due to actual results differing from our previous estimates.
14. INCOME TAXES
The net loss before income tax expense (benefit) and equity in earnings (loss) of equity method investments consists of the following:

	For the Year Ended December 31,
	2014	2013	2012
In millions
U.S.	$(1,048.5)	$(549.4)	$(261.1)
Foreign	(267.9)	(42.4)	179.6
Total	$(1,316.4)	$(591.8)	$(81.5)

Income tax (benefit) expense consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2014:
U.S. federal	$3.3	$(40.0)	$(36.7)
U.S state and local	1.8	(2.7)	(0.9)
Foreign	43.9	(42.3)	1.6
Total	$49.0	$(85.0)	$(36.0)
Year ended December 31, 2013:
U.S. federal	$(13.1)	$47.6	$34.5
U.S. state and local	1.7	(6.1)	(4.4)
Foreign	6.1	(8.4)	(2.3)
Total	$(5.3)	$33.1	$27.8
Year ended December 31, 2012:
U.S. federal	$38.9	$(0.2)	$38.7
U.S. state and local	(14.0)	0.7	(13.3)
Foreign	47.5	(8.0)	39.5
Total	$72.4	$(7.5)	$64.9
Effective Tax Rate
Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to loss before income taxes and equity in earnings (loss) of equity method investments. The “Effect of foreign operations” includes the net reduced taxation of foreign profits from combining jurisdictions with rates above and below the U.S. federal statutory rate and the impact of U.S. foreign tax credits.

	For the Year Ended December 31,
	2014	2013	2012
Income tax at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
Increase (reduction) in income taxes:
Effect of foreign operations	9.1	(8.7)	(71.6)
Foreign incentives	—	(0.4)	(5.7)
Foreign repatriation	(1.9)	—	(2.1)
State income taxes, net of U.S. federal benefit	(0.6)	(0.4)	(16.6)
Tax authority positions, net	0.6	0.2	3.8
Valuation allowance	12.2	47.1	183.2
Non-deductible or non-taxable items	12.1	—	—
Other, net	1.0	1.9	23.6
Effective tax rate	(2.5)%	4.7%	79.6%
The 2014 net income tax benefit is primarily attributable to (i) the tax expense recognized at various rates in certain foreign jurisdictions which generate taxable income, (ii) a taxable gain recognized in stockholders' equity utilizing tax attributes that were previously offset with a valuation allowance, and thus as a result of intraperiod tax allocation, the tax benefit related to the reduction in the valuation allowance was recognized in continuing operations of $36.5 million, (iii) a tax benefit for the reduction of the valuation allowance on certain deferred tax assets of $95.3 million due to the ability to realize those benefits in the future offset by $62.7 million of tax expense associated with the favorable settlement of a polysilicon supply agreement between subsidiaries, (iv) tax expense associated with an increase of $7.5 million to the reserve for uncertain tax positions, and (v) a tax benefit for the establishment of deferred taxes related to certain convertible note transactions.
The 2013 net income tax expense is primarily attributable to the tax expense recognized at various rates in certain foreign jurisdictions which generate taxable income, charges recognized to establish valuation allowance on certain deferred tax assets due to the likely inability to realize a benefit for certain future tax deductions and a net expense of $9.6 million due to the closure of the Internal Revenue Service (“IRS”) examination as discussed below.

The 2012 net income tax expense is primarily the result of the worldwide operational earnings mix at various rates, charges recognized to establish valuation allowances on certain deferred tax assets due to the likely inability to realize benefit for certain future tax deductions, a net increase to the accrual for uncertain tax positions, and the impact of examination of tax returns by the IRS, partially offset by the release of a valuation allowance in a foreign jurisdiction.
Certain of our subsidiaries have been granted a concessionary tax rate of 0% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in tax benefits for 2014, 2013 and 2012 of approximately $0.4 million, $2.2 million and $4.6 million, respectively. Under these incentive programs, the income tax rate for qualifying income will be an incentive tax rate lower than the corporate tax rate. These subsidiaries were in compliance with the qualifying conditions of these tax incentives. The last of these incentives will expire in 2017.
We are currently under examination by the IRS for the 2011 and 2012 tax year. We are also under examination by certain foreign tax jurisdictions. We believe it is reasonably possible that some portions of these examinations could be completed within the next twelve months and have currently recorded amounts in the financial statements that are reflective of the current status of these examinations. We are subject to examination in various jurisdictions for the 2007 through 2013 tax years.
During the fourth quarter of 2014, we determined the undistributed earnings of certain of our foreign wholly owned subsidiaries would be remitted to the U.S. in the foreseeable future. These earnings were also previously considered permanently reinvested in the business and, accordingly, the potential deferred tax effects related to these earnings were not recognized. The deferred tax effect of this newly planned remittance was approximately $25.1 million of tax benefit and was fully offset by a valuation allowance. The undistributed earnings of all other foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. Federal and state income taxes have not been provided on accumulated but undistributed earnings of these foreign subsidiaries aggregating approximately $28.9 million and $123.0 million as of December 31, 2014 and 2013, respectively. The determination of the amount of the unrecognized deferred tax liability related to our undistributed earnings is not practicable.
Uncertain Tax Positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2014	2013
In millions
Beginning of year	$16.7	$50.9
Additions based on tax positions related to the current year	7.5	7.8
Additions due to acquisition of existing entities	1.0	—
Reductions due to settlement with tax authorities	—	(34.2)
Decreases for tax positions of prior years	—	(7.8)
End of year	$25.2	$16.7
As of December 31, 2014 and 2013, we had $25.7 million and $17.1 million, respectively, of unrecognized tax benefits, net of U.S. federal, state and local deductions, associated with tax years for which we are subject to audit in U.S. federal, and various state and foreign jurisdictions. This also includes estimated interest and penalties. All of our unrecognized tax benefits at December 31, 2014 and 2013 would favorably affect our effective tax rate if recognized.
Interest and penalties were not material for the years ended December 31, 2014, 2013 and 2012. We had $0.5 million and $0.4 million accrued at December 31, 2014 and 2013, respectively, for the payment of interest and penalties.
Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2014	2013
In millions
Deferred tax assets:
Inventories	$7.9	$11.9
Restructuring liabilities	21.3	87.3
Accrued liabilities	61.9	61.1
Solar energy systems	581.5	571.0
Deferred revenue	73.2	51.3
Property, plant and equipment	39.1	52.9
Pension, medical and other employee benefits	18.9	—
Investment in partnerships	85.7	—
Foreign repatriation	25.1	—
Net operating loss carry forwards	513.5	110.3
Foreign tax credits	296.9	252.9
Other	55.0	92.5
Total deferred tax assets	$1,780.0	$1,291.2
Valuation allowance	(1,215.2)	(785.9)
Net deferred tax assets	$564.8	$505.3
Deferred tax liabilities:
Solar energy systems	$(416.5)	$(372.9)
Property, plant and equipment	(19.3)	—
Branch operations	(44.5)	(51.8)
Other	(11.7)	(14.9)
Total deferred tax liabilities	$(492.0)	$(439.6)
Net deferred tax assets	$72.8	$65.7
The solar energy systems deferred tax asset of $581.5 million is entirely associated with the Solar Energy segment. For tax purposes, income is recognized in the initial transaction year for all solar system sales and sale-leasebacks; Note 2 discusses the U.S. GAAP accounting for each of the different revenue recognition policies. The deferred tax asset represents the future disallowance of deferred book revenue recognized in post transaction years.
Our deferred tax assets and liabilities, netted by taxing jurisdiction, are reported in the following captions in the consolidated balance sheet:

	As of December 31,
	2014	2013
In millions
Current deferred tax assets (reported in prepaid and other current assets)	$57.4	$90.5
Current deferred tax liabilities (reported in accrued expenses)	(12.3)	(2.6)
Non-current deferred tax assets (reported in other assets)	94.5	55.5
Non-current deferred tax liabilities (reported in other liabilities)	(66.8)	(77.7)
Total	$72.8	$65.7
Our deferred tax assets totaled $72.8 million as of December 31, 2014 compared to $65.7 million at December 31, 2013. The increase of $7.1 million in net deferred tax assets from 2013 to 2014 is primarily attributable to reductions in valuation allowances for specific entities. Deferred tax assets generated in 2014 were reduced by recognizing an increase in the valuation allowance associated with our U.S. operations, which contributed to the majority of the increase in the valuation allowance from 2013. We believe that it is more likely than not, based on our projections of future taxable income in certain jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $72.8 million. At December 31, 2014, we had deferred tax assets associated with net operating loss carryforwards of $11.8 million in a certain foreign jurisdiction that will not expire.

15. EMPLOYEE-RELATED LIABILITIES
Pension and Post-Employment Benefit Plans
Our consolidated subsidiary SSL sponsors a defined benefit pension plan covering certain U.S. employees and a non-qualified pension plan under the Employee Retirement Income Security Act of 1974. The U.S. defined benefit plan covered most U.S. employees prior to January 2, 2002 when we ceased adding new participants to the plan and amended the plan to discontinue future benefit accruals for certain participants. Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen. The non-qualified pension plan provides pension benefits in addition to the benefits provided by the U.S. defined benefit pension plan. Eligibility for participation in this plan requires coverage under the U.S. defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.
SSL also sponsors defined benefit pension plans for its eligible employees in Japan and Taiwan.
Additionally, SSL provides post-retirement health care benefits and post-employment disability benefits to certain eligible U.S. employees. SSL amended the health care plan on January 1, 2002 to discontinue benefits for certain participants. Effective January 2, 2002, no new participants will be eligible for post-retirement health care benefits under the plan. The health care plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance.
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
Net periodic post-retirement benefit (income) cost consists of the following:

	Pension Plans			Health Care and Other Plans
Year Ended December 31,	2014	2013	2012	2014	2013	2012
In millions
Service cost	$1.0	$1.0	$1.1	$—	$—	$—
Interest cost	7.1	6.7	7.8	0.7	0.7	0.8
Expected return on plan assets	(14.5)	(13.7)	(13.8)	—	—	—
Amortization of prior service credit	—	—	—	(0.7)	(0.7)	(0.7)
Net actuarial loss (gain)	1.8	2.9	4.1	(1.2)	(0.1)	(0.5)
Settlement charges	3.1	—	6.7	—	—	—
Net periodic benefit (income) cost	$(1.5)	$(3.1)	$5.9	$(1.2)	$(0.1)	$(0.4)
Our pension plans experienced increased lump sum payment activity in 2014 related to the 2014 reductions in force described in Note 13. This event triggered settlement accounting with the U.S. plan in 2014 because there were significant pension benefit obligations settled during 2014. Significant lump sum payment activity was also experienced in our pension plans in 2012 related to the 2011 global reduction in force described in Note 13. This event triggered settlement accounting in both the U.S. and foreign plans because there were significant pension benefit obligations settled during 2012. Settlement accounting was not triggered in 2013.
We use a measurement date of December 31 to determine pension and post-employment benefit measurements for the plans. Our pension and post-employment benefit (income) cost and obligations are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on plan assets to estimate our pension (income) cost and obligations. The following is a table of actuarial assumptions used to determine the net periodic benefit (income) cost:

	Pension Plans			Health Care and Other Plans
Year Ended December 31,	2014	2013	2012	2014	2013	2012
Weighted-average assumptions:
Discount rate	3.80%	3.14%	3.65%	4.27%	3.38%	3.93%
Expected return on plan assets	8.39%	8.38%	8.34%	NA	NA	NA
Rate of compensation increase(1)	0.60%	0.44%	3.59%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	7.80%	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	4.50%	4.50%	5.00%
Year the rate reaches ultimate trend rate	NA	NA	NA	2022	2022	2018
___________________________

(1)	Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen.
We determine the expected return on plan assets based on our pension plans’ intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2014 and 2013 was 8.5%, the actual return experienced on our U.S. pension plan assets in 2014 and 2013 was 4.6% and 14.6%, respectively.
We consult with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.
The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2014	2013	2014	2013
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$197.0	$223.5	$17.1	$21.5
Service cost	1.0	1.0	—	—
Interest cost	7.1	6.7	0.7	0.7
Plan participants’ contributions	—	—	0.4	0.4
Actuarial loss (gain)	25.9	(16.2)	1.1	(4.2)
Gross benefits paid	(9.3)	(15.0)	(1.2)	(1.3)
Settlements	(7.7)	—	—	—
Currency exchange gain	(2.7)	(3.0)	—	—
Benefit obligation at end of year	$211.3	$197.0	$18.1	$17.1
Change in plan assets:
Fair value of plan assets at beginning of year	$181.2	$171.8	$—	$—
Actual gain on plan assets	8.0	23.7	—	—
Employer contributions	1.0	0.8	0.8	0.9
Plan participants’ contributions	—	—	0.4	0.4
Settlements	(7.6)	—	—	—
Gross benefits paid	(9.3)	(15.0)	(1.2)	(1.3)
Currency exchange loss	(0.2)	(0.1)	—	—
Fair value of plan assets at end of year	$173.1	$181.2	$—	$—
Net amount recognized	$(38.2)	$(15.8)	$(18.1)	$(17.1)
Amounts recognized in statement of financial position:
Other assets, noncurrent	$—	$18.4	$—	$—
Accrued liabilities, current	(0.5)	(0.8)	(1.1)	(1.3)
Pension and post-employment liabilities, noncurrent	(37.7)	(33.4)	(17.0)	(15.8)
Net amount recognized	$(38.2)	$(15.8)	$(18.1)	$(17.1)

Amounts recognized in accumulated other comprehensive loss (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2014	2013	2014	2013
In millions
Net actuarial loss (gain)	$84.6	$57.1	$(2.3)	$(4.4)
Prior service credit	—	—	(10.6)	(11.4)
Net amount recognized	$84.6	$57.1	$(12.9)	$(15.8)
The estimated amounts that will be amortized from accumulated other comprehensive loss income into net periodic benefit cost (income) in 2015 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss (gain)	$3.0	$(0.2)
Prior service credit	—	(0.7)
Total	$3.0	$(0.9)
The following is a table of the actuarial assumptions used to determine the benefit obligations of our pension and other post-employment plans:

	Pension Plans		Health Care and Other Plans
As of December 31,	2014	2013	2014	2013
Weighted-average assumptions:
Discount rate	3.24%	3.80%	3.58%	4.28%
Rate of compensation increase	0.51%	0.54%	3.75%	3.75%
The composition of our plans and age of our participants are such that, as of December 31, 2014 and 2013, the health care cost trend rate no longer has a significant effect on the valuation of our other post-employment benefits plans.
The investment objectives of our pension plan assets are as follows:

•	Preservation of capital through a broad diversification among asset classes which react as nearly as possible, independently to varying economic and market circumstances,

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains,

•	To achieve a favorable relative return as compared with inflation, and

•	To achieve an above average total rate of return relative to capital markets.
The pension plans are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at year ended December 31 were as follows:

		Actual Allocation
Asset Category (Dollars in millions)	2014 Target Allocation	2014	2013
Cash	—%	—%	2%
Group annuity contract	—%	36%	28%
Equity securities	30%	26%	59%
Fixed income securities	70%	38%	11%
Total	100%	100%	100%
Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.
A description of the valuation techniques and inputs used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy follows.

Mutual Funds
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.
Group Annuity Contract
This investment represents a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The group annuity contract is designed to provide safety of principal, liquidity and a competitive rate of return. The fair value of the group annuity contract is estimated to be the contract value, which represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the arrangement. The crediting interest rate is reset quarterly to prevailing market rates, and the pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. These restrictions did not result in an impairment of value below contract value as of December 31, 2014 and 2013.
While we believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the investments held by pension plans at December 31, 2014. This table does not include $3.6 million in cash and $0.9 million in pending dispositions receivables in accordance with the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures.

In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity mutual funds:
Large cap funds	$15.6	$—	$—	$15.6
Mid cap funds	3.7	—	—	3.7
Small cap funds	3.8	—	—	3.8
International funds	13.6	—	—	13.6
Emerging market funds	6.7	—	—	6.7
Fixed income funds:
Investment grade bond funds	58.7	—	—	58.7
Corporate bond funds	3.7	—	—	3.7
Emerging market bond funds	2.4	—	—	2.4
Group annuity contract	—	—	60.4	60.4
Total assets at fair value	$108.2	$—	$60.4	$168.6

The following table sets forth by Level within the fair value hierarchy the investments held by the pension plans at December 31, 2013. This table does not include $4.1 million in cash in accordance with the disclosure requirements of ASC 820.

In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity mutual funds:
Large cap funds	$46.9	$—	$—	$46.9
Mid cap funds	13.7	—	—	13.7
Small cap funds	13.8	—	—	13.8
International funds	22.8	—	—	22.8
Emerging market funds	9.3	—	—	9.3
Fixed income funds:
Investment grade bond funds	6.9	—	—	6.9
Corporate bond funds	13.3	—	—	13.3
Group annuity contract	—	—	50.4	50.4
Total assets at fair value	$126.7	$—	$50.4	$177.1
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2014 and 2013.

	Year Ended
In millions	December 31, 2014	December 31, 2013
Balance, beginning of year	$50.4	$53.7
Purchases	14.9	0.2
Sales	(6.2)	(4.6)
Interest credit during the year	1.3	1.1
Balance, end of year	$60.4	$50.4
The Plans had no transfers between Levels 1, 2, and 3 for the years ended December 31, 2014 and 2013.
Our pension obligations are funded in accordance with provisions of applicable laws. The U.S pension plan was underfunded by $7.0 million and overfunded by $18.4 million as of December 31, 2014 and 2013, respectively. Our foreign pension plans and health care and other plans were in an underfunded status as of December 31, 2014 and 2013. The accumulated benefit obligation for the U.S. pension plan was $176.5 million and the fair value of plan assets was $169.5 million as of December 31, 2014.
The U.S. pension plan assets exceeded the accumulated benefit obligation in 2013. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2014 and 2013 were as follows:

	Pension Plans
	2014	2013
In millions
Projected benefit obligation, end of year	$211.3	$37.6
Accumulated benefit obligation, end of year	200.0	25.4
Fair value of plan assets, end of year	173.1	3.3

We expect contributions to our pension and post-employment plans in 2015 to be approximately $1.0 million and $1.1 million, respectively. We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2015	$19.5	$1.1
2016	15.9	1.1
2017	13.7	1.1
2018	13.3	1.1
2019	12.3	1.1
2020-2024	59.9	5.3
SunEdison received a notice from the Pension Benefit Guaranty Corporation (“PBGC”) in May 2014 that it intends to require an additional contribution to the U.S. pension plan under ERISA section 4062(e), which was transferred to SSL upon the completion of the SSL initial public offering. SunEdison has not received a formal assessment or concluded the negotiation process with the PBGC. The PBGC announced on July 8, 2014, a moratorium through the end of 2014 on the enforcement of 4062(e) cases. In December 2014, a new law went into effect that states 90% funded plans are not required to make additional contributions to cover liability shortages. Under this new ruling, we have not made any modifications to our U.S. pension plan assets because our U.S. pension plan is over 90% funded. We do not expect any final resolution with the PBGC to have a material impact on our financial condition or results of operations.
Defined Contribution Plans
SunEdison, Inc. sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees of SunEdison, Inc. and TerraForm. Our costs included in our consolidated statements of operations totaled $7.9 million, $5.0 million and $5.1 million for 2014, 2013 and 2012, respectively.
SSL sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of its Taiwan subsidiary. SSL's costs under this plan including allocated costs prior to the SSL initial public offering included in our consolidated statements of operations totaled $3.9 million for 2014 and $4.0 million for 2013 and 2012.
Other Employee-Related Liabilities
Employees of SSL's subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $18.0 million at December 31, 2014 and $22.2 million at December 31, 2013, and is included in other long-term liabilities and accrued liabilities on our consolidated balance sheets. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.
16. COMMITMENTS AND CONTINGENCIES
Contingent Consideration
We have recognized liabilities for contingent consideration as of December 31, 2014 in connection with the acquisitions of five entities. The amount payable in cash is based on the entities achieving specific financial metrics or milestones in the development, installation and interconnection of solar energy systems or shipment of solar modules for residential and small commercial installations.
We have estimated the fair value of the contingent consideration outstanding as of December 31, 2014 related to acquisitions to be $42.7 million, which reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure is based on significant inputs that are not observable in the market, including a discount rate and a probability adjustment related to the entities' ability to meet operational metrics.
During the years ended December 31, 2014, 2013 and 2012, we recorded a favorable adjustment to income of $2.9 million, an unfavorable adjustment to income of $5.6 million and an unfavorable adjustment to income of $12.8 million, respectively, related to our contingent consideration liabilities. These adjustments were based on our revised estimates of operational criteria and project milestones being achieved and were recorded to marketing and administration expense. As of December 31, 2014, the total maximum aggregate exposure is $47.0 million. Of the total amount accrued, $25.6 million is recorded in short-term accrued liabilities and $17.1 million is recorded in other liabilities as a long-term liability.
The following table summarizes changes to the contingent consideration liability, a recurring Level 3 measurement, for the years ended December 31, 2014, 2013 and 2012:

Contingent Consideration Related to Acquisitions
In millions
Balance at December 31, 2011	$(90.8)
Total unrealized losses included in earnings (1)	(15.0)
Payment of contingent consideration	80.9
Balance at December 31, 2012	$(24.9)
Total unrealized losses included in earnings (1)	(6.2)
Payment of contingent consideration	15.9
Acquisitions, purchases, sales, redemptions of maturities	(20.0)
Balance at December 31, 2013	$(35.2)
Total unrealized gains included in earnings (1)	1.3
Payment of contingent consideration	7.5
Acquisitions, purchases, sales, redemptions and maturities	(16.3)
Balance at December 31, 2014	$(42.7)
The amount of total losses in 2012 included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31, 2012	$(15.0)
The amount of total losses in 2013 included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31, 2013	$(6.2)
The amount of total gains in 2014 included in earnings attributable to the change in unrealized gains relating to assets and liabilities still held at December 31, 2014	$1.3
__________________________

(1)	Amounts reported in marketing and administration expense in the consolidated statement of operations for fair value adjustments and to interest expense for accretion.
Contingent consideration was due to the former Solaicx shareholders if certain operational criteria were met from July 1, 2010 through December 31, 2011. The previously disclosed dispute with the former Solaicx shareholders regarding whether those performance milestones were met was settled during the year ended December 31, 2014 with no further payouts made.
Capital Leases
As more fully described in Note 9, we are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us.
Operating Leases
We lease land, buildings, equipment and automobiles under operating leases. Rental expense was $25.7 million, $27.3 million and $23.6 million in 2014, 2013 and 2012, respectively. The total future commitments under operating leases as of December 31, 2014 were $235.4 million, of which $75.5 million is noncancellable. Our operating lease obligations as of December 31, 2014 were as follows:

	Payments Due By Period
	Total	2015	2016	2017	2018	2019	Thereafter
In millions
Operating Leases	$235.4	$37.1	$27.2	$17.7	$13.3	$11.5	$128.6
Purchase Commitments
We recognized charges of $14.0 million, $5.3 million and $5.5 million during the years ended December 31, 2014, 2013 and 2012, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials.

Additionally, as part of our restructuring activities announced in 2011, we provided notice to several of our vendors with whom we had long-term supply contracts that we will no longer be fulfilling our purchase obligations under those contracts. During 2012, one of these vendors filed a notice of arbitration alleging that we failed to comply with our contractual purchase obligations with that vendor. As of December 31, 2014, we have recorded total accruals of $29.7 million associated with the estimated settlements arising from these purchase obligations with multiple vendors, all of which are classified as long-term other liabilities in our consolidated balance sheet. The amount accrued as of December 31, 2014 represents our best estimate of the probable amounts to settle all of our purchase obligations based on presently known information, which involve the use of assumptions requiring significant judgment. We estimate the range of reasonably possible losses to be up to approximately $139.8 million, inclusive of the Wacker claims as discussed below in the legal proceedings section. These estimates include the contractual terms of the agreements, including whether or not there are fixed volumes and/or fixed prices. In addition, under certain contracts, the counterparty may have a contractual obligation to sell the materials to mitigate their losses. We also included in our estimate of losses consideration around whether we believe the obligation will be settled through arbitration, litigation or commercially viable alternative resolutions or settlements. We intend to vigorously defend ourselves against any arbitration or litigation. Due to the inherent uncertainties of arbitration and litigation, we cannot predict the ultimate outcome or resolution of such actions. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our business, results of operations and financial condition.
Indemnification
We have agreed to indemnify some of our solar wafer and semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2014.
We generally warrant the operation of our solar energy systems for a period of time. Certain parts and labor warranties from our vendors can be assigned to our customers. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a material warranty accrual related to solar energy systems as of December 31, 2014. We may also indemnify our customers for tax credits and feed in tariffs associated with the systems we construct and then sell, including sale-leasebacks. During the year ended December 31, 2014, we made no additional payments, net of recoveries, under the terms of the lease agreements to indemnify our sale-leaseback customers for shortfalls in amounts approved by the U.S. Treasury Department related to Grant in Lieu program tax credits. Based on current information, we are unable to estimate additional exposures to the indemnification of tax credits and feed in tariffs.
In connection with certain contracts to sell solar energy systems directly or as sale-leasebacks, our SunEdison LLC subsidiary has guaranteed the systems' performance for various time periods following the date of interconnection. Also, under separate operations and maintenance services agreements, SunEdison LLC has guaranteed the uptime availability of the systems over the term of the arrangements, which may last up to 25 years. To the extent there are shortfalls in either of the guarantees, SunEdison LLC is required to indemnify the purchaser up to the guaranteed amount through a cash payment. The maximum losses that SunEdison LLC may be subject to for non-performance are contractually limited by the terms of each executed agreement.
Legal Proceedings
We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.
Jerry Jones v. SunEdison, Inc., et al.
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
On June 1, 2009, an amended class action complaint was filed by Mr. Jones and another purported participant of the Plan, Manuel Acosta, which raises substantially the same claims and is based on substantially the same allegations as the original complaint. However, the amended complaint changes the period of time covered by the action, purporting to be brought on behalf of beneficiaries of and/or participants in the Plan from June 13, 2008 through the present, inclusive. The amended complaint seeks unspecified monetary damages, including losses the participants and beneficiaries of the Plan allegedly experienced due to their investment through the Plan in SunEdison's stock, equitable relief and an award of attorney's fees. No class has been certified and discovery has not begun. The company and the named directors and employees filed a motion to dismiss the complaint, which was fully briefed by the parties as of October 9, 2009. The parties each subsequently filed notices of supplemental authority and corresponding responses. On March 17, 2010, the court denied the motion to dismiss. The SunEdison defendants filed a motion for reconsideration or, in the alternative, certification for interlocutory appeal, which was fully briefed by the parties as of June 16, 2010. The parties each subsequently filed notices of supplemental authority and corresponding responses. On October 18, 2010, the court granted the SunEdison defendants' motion for reconsideration, vacated its order denying the SunEdison defendants' motion to dismiss, and stated that it will revisit the issues raised in the motion to dismiss after the parties supplement their arguments relating thereto. Both parties filed briefs supplementing their arguments on November 1, 2010. On June 28, 2011, plaintiff Jerry Jones filed a notice of voluntary withdrawal from the action. On June 29, 2011, the court entered an order withdrawing Jones as one of the plaintiffs in this action. The parties each have continued to file additional notices of supplemental authority and responses thereto. On September 27, 2012, the SunEdison defendants moved for oral argument on their pending motion to dismiss; plaintiff Manuel Acosta joined in the SunEdison defendants' motion for oral argument on October 9, 2012. On March 24, 2014, the court granted our motion to dismiss but the plaintiffs filed, and the court in April 2014 granted, a motion to stay entry of final judgment pending a Supreme Court decision in a case that could have implications in this matter. That Supreme Court case was decided in June 2014, and the plaintiffs filed a motion for reconsideration with the district court, based on that Supreme Court decision. We believe that we continue to have good reason for a dismissal and intend to vigorously defend this motion.
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
Wacker Chemie AG v. SunEdison, Inc.
On December 20, 2012, Wacker Chemie AG (“Wacker”) filed a notice of arbitration with the Swiss Chambers’ Arbitration Institution (the “SCAI”) against the company, requesting the resolution of a dispute arising from two agreements and a subsequent settlement agreement entered into between Wacker and the company. Following a hearing before the Arbitral Tribunal where procedural matters were established by the SCAI pursuant to the parties’ agreement, on September 27, 2013, Wacker filed a complete statement of claim. In the statement of claim, Wacker alleges that we failed to comply with its contractual obligations, in particular that we failed to take or pay for certain quantities of polycrystalline silicon as required under the settlement agreement. Wacker claims a payment of 22.8 million euro plus interest for the payment of outstanding invoices and an amount of 92.2 million euro plus interest for damages it claims as a result of the alleged breach by the company through December 2013. These amounts are included in the estimated range of reasonably possible losses as discussed above in the purchase obligations section. The company filed its statement of defense on January 10, 2014 and has vigorously defended this action.
A hearing occurred in October 2014. Post-hearing briefings concluded in January 2015. We are awaiting the ruling of the arbitral tribunal.
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
17. STOCKHOLDERS’ EQUITY
Preferred Stock

We have 50.0 million authorized shares of $.01 par value preferred stock and no preferred shares issued and outstanding as of December 31, 2014 and 2013. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in our debt agreements. There were no dividends declared or paid during the years ended December 31, 2014, 2013 and 2012. At our annual stockholders meeting on May 29, 2014, our stockholders approved an amendment to our Restated Certificate of Incorporation to increase the authorized number of shares of common stock to 700.0 million shares.
Our Board of Directors has approved a $1.0 billion stock repurchase program. The stock repurchase program allows us to purchase common stock from time to time on the open market or through privately negotiated transactions using available cash. The specific timing and amount of repurchases will vary based on market conditions and other factors and may be modified, extended or terminated by the Board of Directors at any time. No shares were repurchased in 2014, 2013, or 2012 under the stock repurchase program. From inception through December 31, 2014, we have repurchased 9.0 million shares at a total cost of $448.0 million.
On September 18, 2013, we completed the issuance and sale in a registered public offering (the "Offering") of 34,500,000 shares of SunEdison's common stock, par value $0.01 per share, at a public offering price of $7.25 per share, less discounts and commissions of $0.29 per share. All of the shares of common stock previously held as treasury stock were issued in connection with the Offering. We received net proceeds of approximately $239.6 million, after deducting underwriting discounts and commissions and related offering costs.
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
Stock-Based Compensation
SunEdison, Inc.
The SunEdison, Inc. equity incentive plans provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors and consultants. We issue new shares to satisfy stock option exercises. During 2013, 16.5 million shares were registered for issuance under our equity incentive plan pursuant to a plan amendment approved by our stockholders at the annual stockholders' meeting on May 30, 2013. As of December 31, 2014, there were 12.9 million shares remaining available for future grant under this plan. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting and some options have performance-based vesting criteria. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant.

The following table presents information regarding outstanding stock options as of December 31, 2014 and activity during the year then ended:

	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life
Beginning of year	23,742,764	$6.63
Granted	266,500	16.92
Exercised	(3,937,673)	5.42
Forfeited	(944,943)	4.95
Expired	(111,757)	16.90
End of year	19,014,891	$7.06	$244.7	7 years
Options exercisable at year-end	8,644,226	$7.98	$107.6	6 years
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised and the amount of cash received from exercises of stock options were $60.9 million and $21.3 million, respectively, for the year ended December 31, 2014. The tax benefit realized from stock options exercised during the year ended December 31, 2014 was not material. There was no material amounts of option exercises and related cash receipts or tax benefits realized for the years ended December 31, 2013 or 2012.
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
During the third quarter of 2012, we granted an aggregate of 9.4 million options with a 10-year contractual term to select employees, including senior executives, excluding the chief executive officer. The options will vest in three tranches 1 year after our stock achieves the following three price hurdles for 30 consecutive calendar days: $7.00, $10.00 and $15.00. If the individual price hurdles are not met within 5 years of the grant date, the options tied to that individual price hurdle will be cancelled. The grant date fair value of these awards was $11.0 million and this compensation cost will be expensed on a straight line basis over the service period of each separately identified tranche. The grant date fair value was calculated for these awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term. Because the vesting of these awards is based on stock price performance (a market condition), it is classified as an equity award. Two of the three market price hurdles were met during 2013 and therefore the options tied to those hurdles vested in 2014. The third price hurdle was met during the year ended December 31, 2014 and the options tied to this hurdle will vest in 2015.
The weighted-average assumptions used to determine the grant-date fair value of stock options are as follows:

	2014	2013	2012
Risk-free interest rate	1.3%	1.0%	0.8%
Expected stock price volatility	65.1%	62.8%	68.1%
Expected term until exercise (years)	4	4	4
Expected dividends	—%	—%	—%

The weighted-average grant-date fair value per share of options granted was $8.45, $4.03 and $1.18 for 2014, 2013 and 2012, respectively. As of December 31, 2014, $13.9 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.3 years.
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
On May 2, 2014 we awarded 1,120,000 restricted share units, subject to achieving certain market conditions based on SunEdison's stock price, to senior executives, including our CEO. The restricted share units will vest ratably on the anniversary date in 2017 and 2018 of achieving a $35.00 per share stock price for 30 consecutive trading days on or prior to June 30, 2016, or a $50.00 per share stock price for 30 consecutive trading days on or prior to June 30, 2018. Achievement of a $50.00 per share stock price for 30 consecutive trading days on or prior to June 30, 2016 will result in a 50% share multiplier for the CEO award and a 25% share multiplier for all remaining awards. If the individual stock price hurdles are not met by the dates specified above, the awards will be cancelled. The grant date fair value of these awards was $18.4 million which will be recognized as compensation cost on a straight line basis over the service period. The grant date fair value of these awards was calculated using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term. The target stock prices were not met as of December 31, 2014.
The following table presents information regarding outstanding restricted stock units as of December 31, 2014 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life
Beginning of year	4,038,782
Granted	5,531,025
Converted	(1,410,129)
Forfeited	(616,870)
End of year	7,542,808	$147.1	3 years
At December 31, 2014, there were no restricted stock units which were convertible. As of December 31, 2014, $83.8 million of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of approximately 1.7 years. The weighted-average fair value of restricted stock units on the date of grant was $18.80, $8.88 and $3.06 in 2014, 2013 and 2012, respectively.
TerraForm Power, Inc.
In connection with the TerraForm IPO (see Note 23), TerraForm filed a registration statement to register the issuance of an aggregate of 8.6 million ordinary shares reserved for issuance under the equity incentive plan adopted immediately prior to the initial public offering. As of December 31, 2014, there were 2.8 million shares remaining available for future grant under this plan. The total grant date fair value of the awards granted under TerraForm's equity incentive plan during the year ended December 31, 2014 was $30.0 million. The expense recognized during the year ended December 31, 2014 related to these awards was $5.8 million.
SunEdison Semiconductor Ltd.
In connection with the SSL IPO (see Note 22), SSL filed a registration statement to register the issuance of an aggregate of 11.0 million ordinary shares reserved for issuance under the equity incentive plan adopted immediately prior to the initial public offering. There were approximately 7.7 million shares remaining available for future grant under these plans as of December 31, 2014. The total grant date fair value of the awards granted under SSL's equity incentive plan during the year ended December 31, 2014 was $36.4 million. The expense recognized during the year ended December 31, 2014 related to these awards was $4.5 million.
Stock-Based Compensation Expense

Stock-based compensation expense recorded for the years ended December 31, 2014, 2013 and 2012 was allocated as follows:

	2014	2013	2012
In millions
Cost of goods sold	$8.1	$6.1	$5.9
Marketing and administration	34.0	20.0	21.7
Research and development	4.1	3.6	3.8
Stock-based employee compensation	$46.2	$29.7	$31.4

18. LOSS PER SHARE
In 2014, 2013 and 2012, basic and diluted loss per share (EPS) were calculated as follows:

	2014		2013		2012
	Basic	Diluted	Basic	Diluted	Basic	Diluted
In millions, except per share amounts
EPS Numerator:
Net loss attributable to common stockholders	$(1,180.4)	$(1,180.4)	$(586.7)	$(586.7)	$(150.6)	$(150.6)
Adjustment for net income attributable to redeemable interest holder	(5.2)	(5.2)	—	—	—	—
Adjustment of redeemable noncontrolling interest	—	—	(6.8)	(6.8)	(1.6)	(1.6)
Adjusted net loss to common stockholders	$(1,185.6)	$(1,185.6)	$(593.5)	$(593.5)	$(152.2)	$(152.2)

EPS Denominator:
Weighted-average shares outstanding	269.2	269.2	241.7	241.7	230.9	230.9
Loss per share	$(4.40)	$(4.40)	$(2.46)	$(2.46)	$(0.66)	$(0.66)
For the year ended December 31, 2013 and 2012, the numerator of the EPS calculation included the amount recorded to adjust the redeemable noncontrolling interest balance to redemption value.  For the year ended December 31, 2014, the numerator of the EPS calculation was reduced by the holder's share of the net income of certain subsidiaries as a result of the Share Sale Agreement entered into with the noncontrolling interest holder.
In 2014, 2013 and 2012, all options and warrants to purchase our stock and restricted stock units and the Conversion Options and Warrants associated with the convertible senior notes (see Note 9) were excluded from the calculation of diluted EPS because the effect was antidilutive due to the net loss incurred for the respective periods.
19. COMPREHENSIVE LOSS
Comprehensive income (loss) represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Other comprehensive income (loss) includes foreign currency translations, gains (losses) on available-for-sale securities, gains (losses) on hedging instruments and pension adjustments.

The following tables present the changes in each component of accumulated other comprehensive loss, net of tax:

	For the year ended December 31,
	2014	2013
In millions
Available-for-sale securities
Beginning balance	$—	$(7.6)
Other comprehensive income before reclassifications	—	9.5
Amounts reclassified from other comprehensive loss	—	(1.9)
Net other comprehensive income(2)	—	7.6
Balance at December 31	$—	$—

Foreign currency translation adjustments(1)
Beginning balance	$(20.0)	$32.3
Other comprehensive loss before reclassifications	(70.6)	(52.3)
Amounts reclassified from other comprehensive loss(5)	36.4	—
Net other comprehensive loss(2)	(34.2)	(52.3)
Balance at December 31	$(54.2)	$(20.0)

Cash flow hedges
Beginning balance	$(12.4)	$(4.3)
Other comprehensive loss before reclassifications	(0.6)	(8.9)
Amounts reclassified from other comprehensive loss(4)	0.7	0.8
Net other comprehensive income (loss)(2)	0.1	(8.1)
Balance at December 31	$(12.3)	$(12.4)

Benefit plans(1)
Beginning balance	$(27.6)	$(60.2)
Other comprehensive (loss) income before reclassifications	(16.6)	30.5
Amounts reclassified from other comprehensive loss(3)	(0.1)	2.1
Net other comprehensive (loss) income(2)	(16.7)	32.6
Balance at December 31	$(44.3)	$(27.6)

Accumulated other comprehensive loss at December 31	$(110.8)	$(60.0)
__________________________

(1)	Excludes changes in accumulated other comprehensive loss related to noncontrolling interests. Refer to the consolidated statements of comprehensive loss.

(2)	Total other comprehensive loss was $87.2 million and $20.2 million for the years ended December 31, 2014 and 2013.

(3)
Amounts reclassified from accumulated other comprehensive loss related to pension plans for amortization of prior service costs/credits and net actuarial gains/losses are classified in marketing and administration expense in the consolidated statements of operations.

(4)
Amounts reclassified from accumulated other comprehensive loss related to cash flow hedges for realized losses on interest rate derivatives are classified in interest expense in the consolidated statements of operations.

(5)
Amounts reclassified from accumulated other comprehensive loss to noncontrolling interest related to net SSL currency translation adjustment attributable to noncontrolling interests. See Note 22 for a description of the SSL IPO transaction. This reclassification is not reflected in the condensed consolidated statements of operations.

20. VARIABLE INTEREST ENTITIES
We consolidate any VIEs in solar energy projects in which we are the primary beneficiary. During the year ended December 31, 2014, two solar energy system project companies that were consolidated as of December 31, 2013 were deconsolidated, as a result of amendments to certain agreements which provide the largest stakeholder with kick-out rights for certain operations and maintenance services currently provided by SunEdison. Based on this change, we no longer are considered the primary beneficiary and thus deconsolidated the two entities.
The carrying amounts and classification of our consolidated VIEs’ assets and liabilities included in our consolidated balance sheet are as follows:

	As of December 31,
	2014	2013
In millions
Current assets	$308.5	$274.1
Noncurrent assets	2,951.5	167.2
Total assets	$3,260.0	$441.3
Current liabilities	$674.8	$22.0
Noncurrent liabilities	1,430.9	275.4
Total liabilities	$2,105.7	$297.4
The amounts shown in the table above exclude intercompany balances which are eliminated upon consolidation. All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources. We have not identified any material VIEs during the year ended December 31, 2014, for which we determined that we are not the primary beneficiary and thus did not consolidate.
21. REPORTABLE SEGMENTS
Effective July 23, 2014, in connection with the completion of the TerraForm IPO (see Note 23), we identified TerraForm Power as a new reportable segment. As a result, we now have three reportable segments: Solar Energy, TerraForm Power and Semiconductor Materials. The information in the table below has been presented on this basis for all periods presented.
Our Solar Energy segment provides solar energy services that integrate the design, installation, financing, monitoring, operations and maintenance portions of the downstream solar market for our customers. Our Solar Energy segment also owns and operates solar power plants, manufactures polysilicon and silicon wafers, and subcontracts the assembly of solar modules to support our downstream solar business, as well as for sale to external customers as market conditions dictate. Our TerraForm Power segment owns and operates clean power generation assets, both developed by the Solar Energy segment and acquired through third party acquisitions, that sell electricity through long-term power purchase agreements to utility, commercial, and residential customers. Our Semiconductor Materials segment includes the manufacture and sale of silicon wafers to the semiconductor industry.
Additionally, effective January 1, 2014, in connection with the plan to divest a minority ownership of SSL, the subsidiary formed to own our Semiconductor Materials business, through an initial public offering, we made the following changes in our internal financial reporting in order to align our reporting with the organizational and management structure established to manage the Semiconductor Materials segment as a standalone SEC registrant:

•
Reclassification of certain corporate costs and expenses. Prior to January 1, 2014, costs and expenses related to certain research and development and marketing activities were not allocated to the Solar Energy or Semiconductor Materials segments. These costs, as well as general corporate marketing and administrative costs, substantially all of our stock compensation expense, research and development administration costs, legal professional services and related costs, and other items were not directly attributable nor evaluated by segment and thus were included in a "Corporate and other" caption in our disclosures of financial information by reportable segment. Effective January 1, 2014, these costs and expenses have been specifically identified with the Solar Energy or Semiconductor Materials segments, and our internal financial reporting structure has been revised to reflect the results of the Solar Energy and Semiconductor Materials segments on this basis.

•
Reclassification of the results for the company's polysilicon operations in Merano, Italy from the Solar Energy segment to the Semiconductor Materials segment. Prior to January 1, 2014, the Merano polysilicon operations were included in the results of the Solar Energy segment. Upon the effective date of the SSL IPO, the Merano polysilicon operations were transferred to the Semiconductor Materials segment. Thus, effective January 1, 2014, the Merano polysilicon operations have been managed by the management of the Semiconductor Materials segment, and the results of the Merano polysilicon operations have been reported on this basis in our internal financial reporting.
As a result of these changes to our internal financial reporting structure, we determined that such changes should also be reflected in the reportable segments data disclosed in our consolidated financial statements, in accordance with FASB ASC Topic 280, Segment Reporting. The following information has been presented on this basis for all periods presented.
The Chief Operating Decision Maker (“CODM”) is our Chief Executive Officer. The CODM primarily evaluates segment performance based on segment operating profit plus interest expense. The CODM also evaluates the business on several other key operating metrics, including free cash flow.
The following table shows information by operating segment for 2014, 2013 and 2012:

	For the year ended December 31,
	2014	2013	2012
In millions
Net sales:
Solar Energy	$1,594.3	$1,204.3	$1,731.4
TerraForm Power	125.9	17.5	15.7
Semiconductor Materials	840.1	920.6	934.2
Intersegment eliminations	(75.9)	(134.8)	(151.4)
Consolidated net sales	$2,484.4	$2,007.6	$2,529.9
Intersegment sales:
Solar Energy	$72.4	$124.8	$143.0
TerraForm Power	1.1	0.9	1.6
Semiconductor Materials	2.4	9.1	6.8
Consolidated intersegment sales	$75.9	$134.8	$151.4
Operating (loss) income:
Solar Energy	$(462.2)	$(299.7)	$(75.6)
TerraForm Power	7.2	5.1	5.3
Semiconductor Materials	(81.8)	(19.0)	127.5
Consolidated operating (loss) income	$(536.8)	$(313.6)	$57.2
Interest expense:
Solar Energy	$316.5	$186.2	$130.8
TerraForm Power	84.4	6.3	5.7
Semiconductor Materials	9.2	0.8	1.0
Intersegment eliminations(1)	(0.1)	(4.1)	(2.2)
Consolidated interest expense	$410.0	$189.2	$135.3
Depreciation and amortization:
Solar Energy	$169.1	$143.6	$123.8
TerraForm Power	72.3	5.1	4.4
Semiconductor Materials	116.0	119.6	118.7
Consolidated depreciation and amortization	$357.4	$268.3	$246.9
Capital expenditures:
Solar Energy(2)	$1,586.6	$497.4	$390.7
TerraForm Power	59.6	—	—
Semiconductor Materials	94.4	101.0	95.2
Consolidated capital expenditures	$1,740.6	$598.4	$485.9
_____________________

(1)	All intersegment interest expense for the years ended December 31, 2014, 2013, and 2012 relate to the Solar Energy segment.

(2)	Consists primarily of construction of solar energy systems of $1,511.0 million, $465.3 million and $346.9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Intersegment Sales
Intersegment sales and segment operating income (loss) for the year ended December 31, 2014 reflect a change in the average effective selling price for polysilicon supplied by the Solar Energy segment to the Semiconductor Materials segment from $55 per kilogram to $30 per kilogram, which was effective January 1, 2014.
Sales of solar energy systems by the Solar Energy segment to the TerraForm Power segment are considered transfers of interests between entities under common control. Accordingly, these transactions are recorded at historical cost in accordance with ASC 805-50, Business Combinations - Related Issues. The difference between the cash proceeds from the sale and the historical carrying value of the net assets is recorded as a distribution by TerraForm to SunEdison and reduces the balance of the noncontrolling interest in TerraForm.
Solar Energy
During the years ended December 31, 2014, 2013 and 2012 our Solar Energy segment recognized long-lived asset impairment charges of $75.2 million, $3.4 million and $18.1 million, respectively.
During the year ended December 31, 2013, we recognized $25.0 million of revenue for the Tainergy contract amendment and $22.9 million of revenue related to the contract termination with Gintech. During the year ended December 31, 2012, we recognized revenue of $37.1 million for the termination of the Conergy long-term wafer supply agreement.
We recognized charges of $14.0 million, $5.3 million and $5.5 million during the years ended December 31, 2014, 2013 and 2012, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials.
Given the deterioration in polysilicon and solar wafer pricing, we recorded a lower of cost or market adjustment on our raw material and finished goods inventory in the Solar Energy segment of approximately $7.3 million, $16.1 million and $3.4 million in the years ended December 31, 2014, 2013 and 2012, respectively.
Semiconductor Materials
During the years ended December 31, 2014, 2013 and 2012 our Semiconductor Materials segment recognized long-lived asset impairment charges of $59.4 million, $33.6 million and $1.5 million, respectively.
During the year ended December 31, 2012 our Semiconductor Materials segment recorded a favorable adjustment of $65.8 million of income related to the settlement of the Evonik take or pay contract as well as a gain of $31.7 million related to the receipt of a manufacturing plant from Evonik.
During the year ended December 31, 2012, our Semiconductor Materials segment recorded insurance recoveries related to a March 11, 2011 Japanese earthquake of $4.0 million. We had no similar charges during the years ended December 31, 2014 and 2013.
TerraForm Power
During the year ended December 31, 2014, our TerraForm Power segment had formation and offering related fees and expenses of $5.9 million and acquisition costs of $14.9 million.
Transfers of Capital Expenditures
A reconciliation of the capital expenditures reported above on a segment basis to the capital expenditures reported by TerraForm on a standalone basis in accordance with rules applicable to transactions between entities under common control is as follows:

	Solar Energy	TerraForm Power
In millions
Capital expenditures for the year ended December 31, 2014 as reported on a segment basis	$1,586.6	$59.6
Capital expenditures transferred from Solar Energy to TerraForm Power	(742.7)	742.7
Capital expenditures for the year ended December 31, 2014 as reported by TerraForm	$843.9	$802.3

Capital expenditures for the year ended December 31, 2013 as reported on a segment basis	$497.4	$—
Capital expenditures transferred from Solar Energy to TerraForm Power	(205.4)	205.4
Capital expenditures for the year ended December 31, 2013 as recorded by TerraForm	$292.0	$205.4

Capital expenditures for the year ended December 31, 2012 as reported on a segment basis	$390.7	$—
Capital expenditures transferred from Solar Energy to TerraForm Power	(2.3)	2.3
Capital expenditures for the year ended December 31, 2012 as recorded by TerraForm	$388.4	$2.3
Segment Assets
The following table shows total assets by segment as of December 31, 2014 and 2013:

	As of December 31,
In millions	2014	2013
Total assets(1)
Solar Energy	$7,040.0	$4,994.6
TerraForm Power	3,410.2	566.9
Semiconductor Materials(2)	1,049.6	1,119.0
Consolidated total assets	$11,499.8	$6,680.5
_____________________

(1)	Excludes intercompany account balances that eliminate upon consolidation.

(2)
Semiconductor Materials segment total assets as of December 31, 2014 excludes a $130.3 million equity method investment in SMP recorded by SSL as SunEdison, Inc. consolidates the results of SMP. See Note 3 for additional information.

Geographic Segments
Geographic financial information is as follows:
Net Sales

	For the Year Ended December 31,
	2014	2013	2012
In millions
United States	$510.0	$475.1	$735.3
Taiwan	423.6	472.5	408.4
Canada	348.1	279.1	248.6
South Korea	218.1	220.3	198.8
South Africa	193.1	—	—
United Kingdom	140.4	2.1	5.7
Italy	90.2	71.3	234.2
Spain	13.0	9.6	175.8
Other foreign countries	547.9	477.6	523.1
Total	$2,484.4	$2,007.6	$2,529.9
Net sales are attributed to countries based on the location of the customer.
Our customers fall into six categories: (i) semiconductor device and solar cell and module manufacturers; (ii) commercial customers, which principally include large, national retail chains and real estate property management firms; (iii) federal, state and municipal governments; (iv) financial institutions, private equity firms and insurance companies; (v) residential customers;

and (vi) utilities. Our customers are generally well capitalized. As such, our concentration of credit risk is considered minimal. For our solar energy systems, we typically collect the full sales proceeds upon final close and transfer of the system. During the year ended December 31, 2014, one customer of our Solar Energy segment accounted for 11% of consolidated net sales. During the year ended December 31, 2013, one customer of our Semiconductor Materials segment accounted for 10% of consolidated net sales. Sales to any specific customer did not exceed 10% of consolidated net sales for the year ended December 31, 2012.
Property, plant and equipment, net of accumulated depreciation

	As of December 31,
	2014	2013
In millions
United States	$3,710.7	$1,811.3
South Korea	890.3	132.7
Italy	446.7	197.7
Chile	430.2	167.8
United Kingdom	413.2	—
Malaysia	224.4	262.4
Taiwan	195.3	208.9
Other foreign countries	763.5	342.1
Total	$7,074.3	$3,122.9
22. INITIAL PUBLIC OFFERING OF SUNEDISON SEMICONDUCTOR LIMITED
Initial Public Offering and Related Transactions
On May 28, 2014, we completed the underwritten initial public offering of 8,280,000 ordinary shares of SSL, our Semiconductor Materials business, at a price to the public of $13.00 per share. All of the shares in the offering were sold by SSL, including 1,080,000 ordinary shares sold to the underwriters pursuant to the underwriters’ exercise in full of their option to purchase additional shares. SSL received net proceeds of approximately $98.0 million, after deducting underwriting discounts and commissions and related offering costs of $9.4 million. The shares of SSL began trading on the NASDAQ Global Select Market on May 22, 2014 under the ticker symbol “SEMI.”
Private Placements and Related Transactions
Concurrently with the SSL IPO, SFC and Samsung Electronics Co., Ltd. ("SECL") purchased $93.6 million and $31.5 million, respectively, of SSL’s ordinary shares in separate private placements at $13.00 per share, resulting in the issuance of 9,625,578 ordinary shares. As discussed in Note 3, SFC is our partner in SMP. SECL is one of SSL’s customers and the owner of a noncontrolling interest in MEMC Korea Company ("MKC"), a consolidated subsidiary. As consideration for the issuance of the ordinary shares, (i) SFC made an aggregate cash investment in SSL of $93.6 million, resulting in net proceeds of $87.3 million to SSL after deducting private placement commissions, and (ii) SECL transferred to SSL its 20% interest in MKC, at which time SSL obtained a 100% interest in MKC.
Additionally, on May 28, 2014, we acquired from SFC an approximate 35% interest in SMP for a cash purchase price of 144 billion South Korean won (approximately $140.7 million). Prior to the completion of the Semiconductor IPO, SunEdison contributed this approximate 35% interest in SMP to SSL. As a result, on a consolidated basis, we own an approximate 85% interest in SMP, and thus SMP's results are included in our consolidated financial statements from May 28, 2014 onwards.
Capital Structure
Upon completion of the SSL IPO and the foregoing transactions, we owned ordinary shares representing 56.8% of SSL’s outstanding ordinary shares, the Samsung entities owned ordinary shares representing 23.1% of SSL’s outstanding ordinary shares and purchasers of SSL’s shares in the SSL IPO owned ordinary shares representing 20% of SSL’s outstanding ordinary shares. SSL continued to be a consolidated entity through December 31, 2014, with a noncontrolling interest reported from May 28, 2014 onwards.
23. TERRAFORM POWER, INC. EQUITY OFFERINGS
Initial Public Offering and Related Transactions

On July 23, 2014, we completed the underwritten initial public offering of 23,074,750 Class A shares of TerraForm, our yieldco subsidiary, at a price to the public of $25.00 per share (the “TerraForm IPO”). All of the shares in the offering were sold by TerraForm, including 3,009,750 Class A shares sold to the underwriters pursuant to the underwriters’ exercise in full of their option to purchase additional shares. We received net proceeds of approximately $527.1 million, after deducting underwriting discounts, structuring fee commissions and related offering costs of $49.8 million. The shares of TerraForm began trading on the NASDAQ Global Select Market on July 18, 2014 under the ticker symbol “TERP.”
Private Placements and Related Transactions
Concurrently with the TerraForm IPO, Altai Capital Master Fund, Ltd. and Everstream Opportunities Fund I, LLC purchased $45.0 million and $20.0 million, respectively, of TerraForm Class A shares in separate private placements at $25.00 per share, resulting in the issuance of an additional 2,600,000 Class A shares.
Also concurrently with the TerraForm IPO, TerraForm acquired a controlling interest in Imperial Valley Solar 1 Holdings II, LLC, which owns the Mt. Signal project, from SRP in exchange for consideration consisting of (i) 5,840,000 Class B1 units (and a corresponding number of shares of Class B1 common stock) equal in value to $146.0 million, which SRP distributed to Riverstone, and (ii) 5,840,000 Class B units of TerraForm Power, LLC (and a corresponding number of shares of Class B common stock) equal in value to $146.0 million, which SRP distributed to SunEdison. See Note 3 for further details.
Capital Structure
Upon completion of the TerraForm IPO and the foregoing transactions, including the underwriters’ exercise of the overallotment option, we owned membership units representing 63.9% of the economic interest in the business, Altai Capital Master Fund, Ltd. and Everstream Opportunities Fund I, LLC owned membership units representing 1.8% and 1.7% of the economic interest in the business, respectively, Riverstone owned membership units representing 5.8% of the economic interest in the business and public purchasers of TerraForm’s shares in the TerraForm IPO owned membership units representing 22.8% of the economic interest in the business. The remaining ownership interests were granted to executive officers, directors, and employees as share-based compensation. Each share of TerraForm's Class A common stock and Class B1 common stock entitle its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock entitles its holder to 10 votes on matters presented to TerraForm's stockholders generally. As the holder of all of TerraForm's outstanding Class B common stock, SunEdison will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future. TerraForm continues to be a consolidated entity, with a noncontrolling interest reported from July 23, 2014.
Financing Arrangements
Concurrently with the completion of the TerraForm IPO, Terra Operating LLC and Terra LLC (both wholly owned subsidiaries of TerraForm) entered into a $140.0 million revolving line of credit and a $300.0 million term loan. See Note 9 for further details.
Private Placement Offering
On November 26, 2014, TerraForm completed the sale of a total of 11,666,667 shares of its Class A common stock in a private placement offering to certain eligible investors for a net purchase price of $337.8 million. TerraForm used the net proceeds from the private placement offering to repay a portion of amounts outstanding under the TerraForm Term Loan.
24. PROPOSED INITIAL PUBLIC OFFERING OF SUNEDISON EMERGING MARKETS YIELD, INC.
On September 29, 2014, we announced our plan to monetize certain of our solar generation assets located in emerging markets by aggregating them under a dividend growth-oriented subsidiary ("SunEdison Emerging Markets Yield, Inc.”, or “EM Yieldco") and divesting an interest in EM Yieldco through an initial public offering (the "proposed EM Yieldco IPO"). EM Yieldco would initially own solar generation assets located in India, Malaysia, South Africa and China. We expect that we would retain majority ownership of EM Yieldco, and would provide specified support services to EM Yieldco based on terms that have not yet been determined. Concurrently with this announcement, we submitted on a confidential basis a registration statement with the SEC with respect to the proposed EM Yieldco IPO.
The completion of the proposed EM Yieldco IPO and related transactions are subject to numerous conditions, including market conditions, approval by our Board of Directors of the terms of the proposed EM Yieldco IPO and receipt of all regulatory approvals, including the effectiveness of the registration statement that has been submitted to the SEC.
25. SUBSEQUENT EVENTS
Acquisition of First Wind

On January 29, 2015, we and TerraForm First Wind ACQ, LLC, a subsidiary of TerraForm Power Operating, LLC (“TerraForm Operating”), as assignee of Terra LLC under the Purchase Agreement (as defined below), completed the previously announced acquisition of First Wind Holdings, LLC (“Parent,” together with its subsidiaries, “First Wind”), pursuant to a purchase and sale agreement, dated as of November 17, 2014, as amended by the First Amendment to the Purchase and Sale Agreement, dated as of January 28, 2015 (together, the “Purchase Agreement”), among SunEdison, TerraForm Power, Terra LLC, First Wind, the members of First Wind and certain other persons party thereto (the “Acquisition”). In the Acquisition, TerraForm First Wind ACQ, LLC purchased from First Wind certain solar and wind operating projects representing 521 MW of operating power assets (including 500 MW of wind and 21 MW of solar power assets), and SunEdison purchased all of the equity interests of Parent and all of the outstanding equity interests in certain subsidiaries of Parent that own, directly or indirectly, wind and solar operating and development projects representing 1.6 GW of pipeline and backlog and development opportunities representing more than 6.4 GW of wind and solar projects.
Pursuant to the terms of the Purchase Agreement, SunEdison and TerraForm Operating paid a total consideration of total consideration of $2.4 billion, which was comprised, in part, of an upfront payment of $1.0 billion, including the assumption of $361.0 million of debt at closing, and an expected $510.0 million of earnout payments over two-and-a-half years upon full notice to proceed with respect to solar earnout projects and substantial completion with respect to wind earnout projects, subject to certain adjustments as set forth in the Purchase Agreement.
SunEdison’s portion of the total consideration is $1.5 billion, comprised of the upfront payment of $1.0 billion and the expected earn-out payments. The earn-out payments will be payable by SunEdison subject to completion of certain projects in First Wind’s backlog. TerraForm First Wind ACQ, LLC acquired First Wind’s operating portfolio for an enterprise value of $862.0 million.
SSL Secondary Equity Offering
On January 20, 2015, an underwritten secondary offering of 17,250,000 ordinary shares of SSL was closed at a price of $15.19 per share. We sold 12,951,347 of SSL’s ordinary shares held by us in the offering. We used the net proceeds from this offering of $188.0 million to fund a portion of the consideration for the acquisition of First Wind. As a result of the offering, we expect to deconsolidate SSL from our financial statements and report our remaining ownership interest in SSL under the equity method.
TerraForm Follow-on Equity Offering
On January 22, 2015, TerraForm completed a follow-on offering of 13,800,000 shares of its Class A common stock at a price to the public of $29.33 per share for total estimated proceeds of $390.6 million. TerraForm used the net proceeds from the offering to fund a portion of the acquisition of certain power generation assets from First Wind.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
SunEdison, Inc.:
We have audited the accompanying consolidated balance sheets of SunEdison, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunEdison, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, SunEdison, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired Silver Ridge Power, LLC and subsidiaries (Silver Ridge) and Capital Dynamics U.S. Solar Energy Fund, L.P. and subsidiaries (Capital Dynamics) during 2014, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, Silver Ridge’s and Capital Dynamics’ internal control over financial reporting associated with $1,280.9 million and $56.3 million of the Company’s total assets and net sales, respectively, included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Silver Ridge and Capital Dynamics.

/s/ KPMG LLP

St. Louis, Missouri
March 2, 2015

CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation as of December 31, 2014, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.
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
As of December 31, 2014, management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on management’s assessment utilizing these criteria, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective.
During the year ended December 31, 2014, the Company completed the acquisitions of Silver Ridge Power, LLC and subsidiaries and Capital Dynamics U.S. Solar Energy Fund, L.P. and subsidiaries, whose financial statements constitute $1,280.9 million of total assets and $56.3 million of net sales of the consolidated financial statement amounts as of and for the year ended December 31, 2014. In accordance with SEC regulations, management has elected to exclude these acquisitions from its 2014 assessment of and report on internal control over financial reporting.
Our independent registered public accounting firm, KPMG, LLP who audited the consolidated financial statements included in this annual report has audited the effectiveness of our internal controls over financial reporting, as stated in its report, which appears in its Report of Independent Registered Public Accounting Firm, above and is incorporated herein by this reference.
Changes in Internal Control over Financial Reporting
There have been no changes in SunEdison's internal control over financial reporting during the quarter or year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, SunEdison's internal control over financial reporting.

STOCKHOLDERS' INFORMATION
CORPORATE OFFICE
SunEdison, Inc.
13736 Riverport Drive, Suite 1000
Maryland Heights, MO 63043
(314) 770-7300
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
COMMON STOCK LISTING
SunEdison’s common stock is traded on the New York Stock Exchange under the symbol “SUNE”. On December 31, 2014, we had 253 stockholders of record.
FORM 10-K
Stockholders may obtain, free of charge, a copy of SunEdison’s Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2014, filed with the Securities and Exchange Commission, by visiting our website (www.SunEdison.com), by writing SunEdison’s Investor Relations Department or by calling (314) 770-7300.
FINANCIAL INFORMATION
SunEdison maintains a web page on the Internet at www.SunEdison.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.
CONTACT INFORMATION
All requests and inquiries should be directed to:
Phelps Morris
Vice President, Investor Relations
SunEdison, Inc.
13736 Riverport Drive, Suite 1000
Maryland Heights, MO 63043
Tel: (314) 770-7325
Email: pmorris@sunedison.com

Kurt Wittenauer
Senior Manager, Investor Relations
SunEdison, Inc.

13736 Riverport Drive, Suite 1000
Maryland Heights, MO 63043
(314) 770-7450
Email: kwittenauer@sunedison.com

STOCK PRICE PERFORMANCE GRAPH
The graph below compares cumulative total stockholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index, the S&P 500 Semiconductors Index and the TAN index. The information on the graph covers the period from December 31, 2009 through December 31, 2014. The stock price performance shown on the graph is not necessarily indicative of future stock price performance.

Comparison of Cumulative Five Year Total Returns
300
250
200
150
100
50
-
DOLLARS
12/31/2009
12/31/2010
12/31/2011
12/31/2012
12/31/2013
12/31/2014
SunEdison
S&P 500
TAN Index
S&P 500 Semiconductors

	INDEXED RETURNS
	Base	Years Ending
	Period
Company / Index	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/214
SunEdison, Inc.	100	82.67	28.93	23.57	95.81	143.25
S&P 500 Index	100	112.78	112.78	127.9	165.76	184.64
S&P 500 Semiconductors	100	116.26	94.86	97.58	133.41	175.37
TAN Index	100	71.85	28.69	19.81	41.82	41.53